As filed with the Securities and Exchange Commission on May 12, 2011

Registration No. 333-172253

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GNS II (U.S.) Corp.

(Exact name of registrant as specified in its charter)

Delaware	2870	20-1026454
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3033 Campus Drive, Suite E490

Plymouth, Minnesota 55441

(800) 918-8270

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o The Mosaic Company

Richard L. Mack, Esq.

Executive Vice President, General Counsel

and Corporate Secretary

3033 Campus Drive, Suite E490

Plymouth, Minnesota 55441

(763) 557-2851

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph H. Kaufman Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	William V. Fogg, Esq. Cravath, Swaine & Moore LLP 825 Eight Avenue New York, New York 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non- accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (4)
Common Stock, par value $0.01 per share	115,000,000 shares	$69.35	$7,975,250,000	$925,926.53

(1)	Includes shares to be sold upon exercise, if any, of the underwriters’ over-allotment option. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
(3)	Pursuant to rule 457(c) under the Securities Act of 1933, as amended.
(4)	$798,059.79 of the registration fee was previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement on Form S-1 is being filed by GNS II (U.S.) Corp., a wholly-owned subsidiary of The Mosaic Company, in connection with a proposed registered public offering of shares of its common stock by certain selling stockholders named herein. The offering and sale will be consummated immediately following, and is conditioned upon, a series of transactions pursuant to which The Mosaic Company and its subsidiaries will be reorganized and the registrant will become the new holding company parent for the operations of The Mosaic Company and its subsidiaries. Upon consummation of the reorganization, the consolidated assets and liabilities of the registrant will be identical to the consolidated assets and liabilities of The Mosaic Company prior to the reorganization, and the registrant will be renamed “The Mosaic Company.” Pursuant to a letter dated February 3, 2011 from the Office of the Chief Counsel of the U.S. Securities and Exchange Commission Division of Corporation Finance, after completion of the reorganization the registrant will be considered a successor to The Mosaic Company for certain purposes under both the Securities Act of 1933 and Securities Exchange Act of 1934.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 12, 2011

100,000,000 Shares

Common Stock

All of the shares of common stock are being sold by the selling stockholders. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Prior to the completion of this offering, we will engage in a series of reorganization transactions, resulting in a new holding company parent with an equity capital structure consisting of three classes of stock: common stock, class A common stock and class B common stock. The classes of stock will have the same economic rights. The class A common stock and the class B common stock will be subject to transfer restrictions, have conversion rights and class voting rights, and the class B common stock will have ten votes per share with respect to the election of directors. The consummation of this offering is conditioned upon the completion of the reorganization transactions. See “The Transactions” for further information.

The common stock of our predecessor is listed on The New York Stock Exchange under the symbol “MOS.” The last reported sale price of the common stock of our predecessor on May 11, 2011, was $68.70 per share. Following completion of the reorganization transactions, shares of our common stock are expected to be listed and traded on the New York Stock Exchange under the same symbol as our predecessor.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

The underwriters have an option to purchase a maximum of 15,000,000 additional shares from certain selling stockholders to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about             , 2011.

Credit Suisse	J.P. Morgan	UBS Investment Bank

The date of this prospectus is             , 2011.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

BASIS OF PRESENTATION

We use a twelve-month fiscal year ending on May 31. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, “fiscal 2010” refers to the fiscal year ended May 31, 2010. This prospectus contains references to years 2011, 2010, 2009, 2008, 2007 and 2006, which represent fiscal years ending or ended May 31 of that respective year, unless the context otherwise requires.

As described in “The Transactions,” if the Merger (as defined herein) is consummated, GNS II (U.S.) Corp., currently a wholly-owned subsidiary of The Mosaic Company, will become the parent company of The Mosaic Company. Promptly following the Merger, GNS II (U.S.) Corp. will change its name to “The Mosaic Company” and The Mosaic Company will change its name to “MOS Holdings Inc.” In this prospectus, unless the context otherwise requires, references in this prospectus to “we,” “our,” “us” and “the Company” refer to (i) The Mosaic Company and its consolidated subsidiaries individually or in any combination prior to and without giving effect to the Transactions (as defined herein) or (ii) GNS II (U.S.) Corp. (which will be renamed The Mosaic Company)

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and its consolidated subsidiaries individually or in any combination after giving effect to the Transactions. References to “Mosaic” refer to The Mosaic Company without its subsidiaries prior to and without giving effect to the Transactions. References to “GNS” refer to GNS II (U.S.) Corp. and its consolidated subsidiaries prior to and without giving effect to the Transactions and references to “MOS Holdings” refers to The Mosaic Company (which will be renamed “MOS Holdings Inc.”) after giving effect to the Transactions.

MARKET AND INDUSTRY DATA

This prospectus includes industry position and industry data and forecasts that we obtained or derived from internal company reports, independent third party publications, such as reports produced by the International Fertilizer Industry Association, FERTECON Limited and the United States Department of Agriculture, and other industry data. Some data are also based on our good faith estimates, which are derived from our internal company analyses or review of internal company reports as well as the independent sources referred to above. Although we believe that the information on which we have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Our internal company reports have not been verified by any independent source. Statements as to our industry position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented or incorporated by reference herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to statements about the Transactions (as defined herein), our capitalization following the Transactions, future strategic plans, other statements about future financial and operating results and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “continues,” “will,” “should,” “could,” “may” or the negative of these terms or words of similar meaning. Such statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. These risks and uncertainties include but are not limited to:

•	risks and uncertainties arising from the possibility that the closing of the Transactions may be delayed or may not occur;

•	the expected timeline for completing the Transactions;

•	difficulties with realization of the benefits of the proposed Transactions;

•

the predictability and volatility of, and customer expectations about, agriculture, fertilizer, raw material, energy and transportation markets that are subject to competitive and other pressures and economic and credit market conditions;

•	the level of inventories in the distribution channels for crop nutrients;

•	changes in foreign currency and exchange rates;

•	international trade risks;

•	changes in government policy;

•

changes in environmental and other governmental regulation, including greenhouse gas regulation and implementation of the U.S. Environmental Protection Agency’s numeric water quality standards for the discharge of nutrients into Florida lakes and streams;

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further developments in the lawsuit involving the federal wetlands permit for the extension of our South Fort Meade, Florida, mine into Hardee County, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, or any actions we may identify and implement in an effort to mitigate the effects of the lawsuit;

•	other difficulties or delays in receiving, or increased costs of, or revocation of, necessary governmental permits or approvals;

•

further developments in the lawsuit involving the tolling agreement at our Esterhazy, Saskatchewan, potash mine, including settlement or orders, rulings, injunctions or other actions by the court, the plaintiff or others in relation to the lawsuit;

•	the effectiveness of our processes for managing our strategic priorities;

•	adverse weather conditions affecting operations in Central Florida or the Gulf Coast of the United States, including potential hurricanes or excess rainfall;

•

actual costs of various items differing from management’s current estimates, including, among others, asset retirement, environmental remediation, reclamation or other environmental obligations, or Canadian resource taxes and royalties;

•

accidents and other disruptions involving our operations, including brine inflows at our Esterhazy, Saskatchewan, potash mine and other potential mine fires, floods, explosions, seismic events or releases of hazardous or volatile chemicals; and

•	other risks and uncertainties discussed elsewhere in this prospectus.

Actual results may differ from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. All written and oral forward-looking statements addressed in this prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary highlights significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the historical financial data and related notes included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Our Company

We are one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients for the global agriculture industry. Through our broad product offering, we are a single source supplier of phosphate- and potash-based crop nutrients and animal feed ingredients. We serve customers in more than 40 countries. We mine phosphate rock in Florida and process rock into finished phosphate products at facilities in Florida and Louisiana. We mine potash in Saskatchewan, New Mexico and Michigan. We have other production, blending or distribution operations in Brazil, China, India, Argentina, and Chile, and have a strategic equity investment in a new phosphate rock mine in Peru. Our operations include the top four nutrient-consuming countries in the world.

Mosaic was formed in January 2004 to serve as the parent company of the business that was formed through the business combination of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated. Cargill is currently our majority stockholder, beneficially owning approximately 64% of our outstanding common stock.

We conduct our business through wholly and majority-owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest. We are organized into two reportable business segments: Phosphates and Potash.

•

Phosphates Segment—We are the largest integrated phosphate producer in the world and the largest producer of phosphate-based animal feed ingredients in the United States. We sell phosphate-based crop nutrients and animal feed ingredients throughout North America and internationally. Our Phosphates segment also includes our North American and international distribution activities. Our distribution activities include sales offices, port terminals and warehouses in the United States, Canada, and several other key international countries. In addition, the international distribution activities include blending, bagging and production facilities in Brazil and other countries. We accounted for approximately 13% of estimated global production and 56% of estimated North American production of phosphate crop nutrients during fiscal 2010.

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Potash Segment—We are the third-largest producer of potash in the world. We sell potash throughout North America and internationally, principally as fertilizer, but also for use in industrial applications and, to a lesser degree, as animal feed ingredients. We accounted for approximately 12% of estimated global potash production and 38% of estimated North American potash production during fiscal 2010.

Overview of the Transactions

On January 18, 2011, Mosaic, Cargill, Incorporated (“Cargill”), GNS, GNS Merger Sub LLC, a limited liability company and a wholly-owned subsidiary of GNS (“Merger Sub”, and together with GNS and Mosaic, the “Mosaic Parties”) and, for the limited purposes set forth therein, the Margaret A. Cargill Foundation, the Acorn Trust, the Lilac Trust, and the Anne Ray Charitable Trust (collectively, the “MAC Trusts”), entered into a Merger and Distribution Agreement (the “Merger and Distribution Agreement”), pursuant to which the parties have agreed to a series of transactions regarding the Split-off (as defined below) and distribution of Mosaic shares.

Pursuant to the Merger and Distribution Agreement, at closing, Merger Sub will merge with and into Mosaic (the “Merger”), the result of which will be the recapitalization of Mosaic’s share capital into three classes of common stock: common stock, class A common stock and class B common stock. Each share of our common stock will be entitled to one vote per share with respect to all matters to which holders of common stock will be entitled to vote and have class voting rights as will be provided in our post-Merger restated certificate of incorporation. Each share of each series of class A common stock will be entitled to one vote per share with respect to all matters to which holders of class A common stock will be entitled to vote, will be subject to certain transfer restrictions, will be converted into a share of our common stock at designated times and will have certain class voting rights, as will be provided in our post-Merger restated certificate of incorporation. Each share of each series of class B common stock will be entitled to ten votes per share with respect to the election of directors and one vote per share with respect to all other matters to which holders of class B common stock will be entitled to vote, will be subject to certain transfer restrictions, will be converted into a share of either class A common stock or common stock in certain circumstances and will have certain class voting rights, as will be provided in our post-Merger restated certificate of incorporation. The transfer restrictions pertaining to the class A common stock and the class B common stock are intended to help facilitate the orderly distribution of shares of our common stock following the Merger and Split-off and to help preserve the tax-free nature of the Split-off and the debt exchanges (as defined below) described more fully elsewhere in this prospectus. Neither the class A common stock nor the class B common stock will be listed on any securities exchange. See “The Transactions” and “Description of Capital Stock.”

As a result of the Merger, Mosaic (which will be renamed “MOS Holdings Inc.” following the completion of the Merger) will become a wholly-owned subsidiary of GNS (which will be renamed “The Mosaic Company” following the completion of the Merger). At the effective time of the Merger, a portion of the shares of Mosaic common stock held by Cargill will be converted, on a one-for-one basis, into the right to receive the different series of our class A common stock and class B common stock and the other outstanding shares of Mosaic common stock (including a portion of the shares of Mosaic common stock held by Cargill) will be converted, on a one-for-one basis, into the right to receive shares of our common stock. See “The Transactions.” Immediately following the Merger but prior to the consummation of the Split-off, Cargill will own shares of common stock, class A common stock and class B common stock collectively representing approximately 89% of the voting power for the election of directors and approximately 64% of the total number of our outstanding shares. The diagram below illustrates the Merger.

Cargill will effect a split-off transaction (the “Split-off”) immediately after the Merger in which Cargill will exchange all of the shares of class A common stock, class B common stock and common stock received by Cargill in the Merger (other than certain shares of our common stock that will be retained by Cargill, which are referred to as “Cargill Retained Shares”) with Cargill stockholders (including the MAC Trusts) that participate in the exchange between Cargill and its stockholders (which are referred to as the “exchanging Cargill stockholders”). The Split-off will result in existing stockholders of Cargill receiving approximately 40% of the total number of outstanding shares of common stock, class A common stock and class B common stock of the Company and approximately 82% of the total voting power for the election of our board of directors. In connection with the Split-off, Cargill intends to consummate a debt exchange (which is referred to as the “initial debt exchange”), pursuant to which it would exchange a portion of the Cargill Retained Shares for indebtedness of Cargill pursuant to a debt exchange agreement, and Cargill may subsequently consummate one or more follow-on debt exchanges (together with the initial debt exchange, the “debt exchanges”) if Cargill does not exchange all of the Cargill Retained Shares in the initial debt exchange. It is anticipated that two of the underwriters (either directly or through affiliates) of this offering will participate in the initial debt exchange with Cargill. See “The Transactions—Overview—Debt Exchanges.”

The diagram below illustrates our estimated capitalization immediately following the Merger and Split-off, but prior to the completion of this offering. The percentages included below are based on current assumptions and are subject to change.

In addition, on January 18, 2011, Mosaic, GNS, Cargill and the MAC Trusts entered into a registration agreement (the “Registration Agreement”) that is intended to provide for the orderly distribution of our common stock following the Split-off. The Registration Agreement provides for a series of underwritten secondary offerings (the “Formation Offerings”), including this offering, in the first fifteen months following the completion of the Transactions. See “The Transactions” and “Shares Eligible for Future Sale.” The description of the Formation Offerings does not constitute an offer of any shares of our common stock in those offerings. See “Shares Eligible for Future Sale.”

The closing of the Merger is subject to customary closing conditions, including the affirmative vote of a majority of the stockholders of the Company (other than Cargill and its subsidiaries), which was obtained on May 11, 2011. The completion of the Merger and Split-off are conditions precedent to the completion of this offering. In this prospectus, we refer to the Merger, the Split-off and this offering collectively as the “Transactions.” Following the Merger, GNS will be renamed “The Mosaic Company” (and Mosaic will be renamed “MOS Holdings Inc.”). After completion of the Merger, GNS will be deemed a successor to Mosaic for certain purposes under both the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended (the “Exchange Act”), including registration of the GNS common stock under Section 12(b) of the Exchange Act, status as a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act and succession to Mosaic’s SEC file number. There is no contemplated change in the business, operations, management, assets or liabilities of the Company and its subsidiaries as a result of the Transactions, and the consolidated assets and liabilities of the Company after the Transactions will be identical to the consolidated assets and liabilities of the Company prior to the Transactions. See “The Transactions.”

The offering contemplated by this prospectus is a sale of shares of common stock of the Company to be received by the MAC Trusts in the Split-off and to be exchanged by Cargill in the initial debt exchange.

Recent Developments

Revolving Credit Facility

On April 26, 2011, we entered into an unsecured five-year revolving credit facility of up to $750 million with Wells Fargo Bank, National Association, as Administrative Agent, and certain other lenders (the “Mosaic Credit Facility”). The Mosaic Credit Facility is available for revolving credit loans, swing line loans of up to $20 million and letters of credit of up to $300 million, replacing a prior unsecured credit facility entered into on July 29, 2009 by us with Wells Fargo Bank, National Association, as Administrative Agent, and certain other lenders (the “Prior Credit Facility”), which was terminated contemporaneously with our entry into the Mosaic Credit Facility. The Prior Credit Facility consisted of a revolving facility of up to $500 million, swing line loans of up to $20 million and letters of credit of up to $200 million. Letters of credit outstanding under the Prior Credit Facility in the amount of approximately $21.8 million became letters of credit under the Mosaic Credit Facility and utilize a portion of the amount available for revolving loans. Other than letters of credit, no borrowings had been made under the Prior Credit Facility. As of April 30, 2011, there were $22.2 million of letters of credit outstanding under the Mosaic Credit Facility, and the net amount available for borrowing was approximately $727.8 million. Unused commitment fees under the Mosaic Credit Facility accrue at an annual rate of 0.225%. The Mosaic Credit Facility provides for GNS to become a borrower immediately following this offering.

The obligations under the Mosaic Credit Facility are guaranteed by several of our subsidiaries. The Mosaic Credit Facility also contains certain covenants that limit various matters, requirements to maintain certain financial ratios and events of default (including cross defaults). These covenants include limitations on indebtedness, liens, investments and acquisitions (other than capital expenditures), certain mergers, certain sales of assets of the borrowers and guarantors and other matters customary for credit facilities of this nature.

Legal Proceedings

Set forth below are recent developments in the legal proceedings reported in our Annual Report on Form 10-K for the year ended May 31, 2010 included in this prospectus as Annex A, our Quarterly Report on Form 10-Q for the period ended August 31, 2010 included in this prospectus as Annex D, our Quarterly Report on Form 10-Q for the period ended November 30, 2010 included in this prospectus as Annex E and our Quarterly Report on Form 10-Q for the period ended February 28, 2011 included in this prospectus as Annex F. The recent developments set forth below should be read in conjunction with the detailed descriptions of those legal proceedings in Annexes A, D, E and F.

Hardee County Extension of South Fort Meade Mine

On April 11, 2011, the United States Court of Appeals for the Eleventh Circuit vacated a preliminary injunction previously granted by the United States District Court for the Middle District of Florida regarding our

South Fort Meade mine. The preliminary injunction had prevented reliance on a U.S. Army Corps of Engineers’ permit for the mining of wetlands in an extension of our South Fort Meade, Florida, phosphate rock mine in Hardee County. The Court of Appeals also set aside the District Court’s remand of the permit to the Corps of Engineers.

In vacating the preliminary injunction, the Court of Appeals remanded the case to the District Court for a decision on the merits to determine, after a review of the full administrative record, whether the Corps came to a rational permit decision to be analyzed through the deferential lens mandated by the Administrative Procedure Act. The Court of Appeals also directed the District Court to stay the effectiveness of the permit for 90 days to permit the District Court to make a decision on the merits based on this deferential standard.

On April 19, 2011, we notified the District Court that we plan to conduct uplands-only mining (i.e., non-wetlands) in an area at our South Fort Meade mine. This upland area is accessible from the approximately 200-acre area where we are currently mining. Our mining plan currently contemplates that we will mine an estimated 2.4 million tonnes of phosphate rock from this new area during a period ranging from approximately June 2011 into July 2012, generally using two draglines. A third dragline will continue mining lower-quality remnants of reserves in Polk County, while a fourth dragline normally used for full production at the mine will remain idle. Although this reduced operating rate and the inability to mine wetlands will result in less production and less efficient mining than our mining plan allowed under the Corps of Engineers permit, this transition will allow us to continue to produce phosphate rock and keep our workforce employed while we address the merits of the permit litigation.

On May 4, 2011, the plaintiffs requested the District Court to permit them to amend their complaint in this matter to include allegations that our mining of the new uplands-only area is a significant new fact that requires the Corps of Engineers to make a supplemental environmental study or assessment in connection with the permit and that our ability to conduct uplands-only mining in the new area is a fact that should have been considered by the Corps of Engineers in initially granting the permit. We are contesting the plaintiffs’ request.

Esterhazy Potash Mine Tolling Contract Dispute

On May 2, 2011, we notified Potash Corporation of Saskatchewan Inc. (“PCS”) that we have satisfied our obligation to produce potash from our Esterhazy, Saskatchewan, mine under a tolling agreement with PCS. PCS disputes our determination as to when our obligation to produce potash under the agreement expires.

Over the life of the agreement, PCS has requested and received substantially more potash than has been mined from PCS’s reserves. We have supplied the excess from our own reserves. In recent years, PCS has elected to receive approximately one million tonnes per year.

Based on our calculations, the amount of potash we have mined for PCS from our reserves is now equal to the amount we expect to mine from the remaining PCS reserves. As a result, we believe that we have no further obligation to deliver potash to PCS from the Esterhazy mine, other than PCS’s remaining inventory.

We have offered to continue to ship additional product to PCS at market-based prices through June 30, 2011, and have also offered other alternatives to allow continued potash shipments to PCS until the conclusion of trial, currently scheduled to begin in January 2012. These alternatives potentially involve PCS paying us for past deliveries of product processed from our reserves or paying for future deliveries at market-based prices. Should PCS not pursue any alternative, we intend to cease additional potash shipments on July 1, 2011.

MicroEssentials® Patent Lawsuit

On April 20, 2011, the United States Court of Appeals for the Federal Circuit ruled that the United States District Court for the Western District of Missouri had incorrectly construed a patent held by the plaintiffs, John

Sanders and Specialty Fertilizer Products, LLC, in dismissing a lawsuit against us. The lawsuit asserts that our MicroEssentials® products infringe the plaintiffs’ patent. The Federal Circuit vacated the District Court’s judgment that our MicroEssentials® products did not infringe the patent and remanded the lawsuit to the District Court. The Federal Circuit’s decision did not address our other defenses to the lawsuit, including that the plaintiffs’ patent is invalid. The Federal Circuit also held that the District Court properly allowed us to add a counterclaim of inequitable conduct.

Temporary Suspension of Louisiana Phosphate Operations

On May 10, 2011, we announced that we temporarily suspended operations at our Louisiana phosphate facilities due to the impact of the Mississippi River flooding on our electrical power supplies. Operations will resume when river water levels recede and conditions permit. Our Louisiana phosphate operations include the Faustina facility, which produces diammonium phosphate and ammonia, and the Uncle Sam facility, which produces phosphoric, sulfuric and fluosilicic acid. We also temporarily idled our Louisiana ammonia plant for repairs following a recent incident. These matters are not expected to have a material impact on our operations or financial results.

Departure of an Executive Officer

On May 5, 2011, Norman B. Beug, Senior Vice President—Potash Operations of the Company, announced that he would retire from the Company in 2012. James C. O’Rourke, Executive Vice President—Operations, has assumed responsibility for the daily operations of our Potash business unit. Effective May 11, 2011, the Board of Directors removed Mr. Beug as an executive officer.

On May 11, 2011, pursuant to the authorization of the Compensation Committee of the Board of Directors, we entered into a Retirement Agreement (the “Retirement Agreement”) with Mr. Beug. The Retirement Agreement provides that Mr. Beug will retain his title and compensation as Senior Vice President—Potash Operations until May 31, 2011. Thereafter, Mr. Beug will transition to the role of Senior Advisor to the Company on a part-time basis until July 31, 2012 (or for an additional year, upon mutual agreement), in which capacity he will retain certain responsibilities and advise Mr. O’Rourke on a range of matters.

The Retirement Agreement provides for Mr. Beug’s compensation and benefits as Senior Advisor, includes nondisclosure and nonsolicitation agreements and provides for a general release to be signed by Mr. Beug.

Risk Factors

Investing in our common stock involves risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the agribusiness, mining and chemical industries. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

The Offering

Common stock offered by the selling stockholders	100,000,000 shares of common stock

Common stock to be outstanding after the Transactions	Approximately 275.8 million shares of common stock Approximately 58.3 million shares of class A common stock Approximately 112.5 million shares of class B common stock

Voting Rights	Each share of common stock offered hereby will have one vote per share with respect to all matters to which holders of our common stock are entitled to vote. Each share of class A common stock will have one vote per share with respect to all matters to which holders of our class A common stock are entitled to vote. Each share of class B common stock will have ten votes per share with respect to the election of our board of directors and one vote per share with respect to all other matters to which holders of our class B common stock are entitled to vote.

Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Over-allotment option	Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 15,000,000 additional shares of our common stock at the initial public offering price solely to cover over-allotments, if any.

Dividend policy	Beginning in fiscal year 2009, we commenced paying quarterly cash dividends of $0.05 per share. While we expect to continue to pay quarterly cash dividends in such amount following completion of the Transactions, whether we will do so, and the timing and amount of those dividends, will be subject to approval and declaration by our board of directors and will depend on a variety of factors, including the earnings, cash requirements and financial condition of the Company and other factors deemed relevant by our board of directors.

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Ticker symbol	MOS

Conflicts of Interest	Because affiliates of certain of the underwriters will each receive more than 5% of the net proceeds from this offering, this offering is being conducted in compliance with the applicable provisions of Rule 5121 of the FINRA rules. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised “due diligence” in respect to, the registration statement and this prospectus. UBS Securities LLC has agreed to act as qualified independent underwriter for the offering and has performed due diligence investigations and reviewed and participated in the preparation of this prospectus. We have agreed to indemnify UBS Securities LLC against liabilities in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. As required by Rule 5121, no offer or sale will be made to any discretionary account by an underwriter having a conflict of interest without the prior approval of the customer.

Unless we indicate otherwise or the context requires, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock;

•	assumes the consummation of the Merger and the Split-off;

•

assumes approximately 58.3 million shares of class A common stock and approximately 112.5 million shares of class B common stock outstanding after completion of the Transactions, based on the assumptions set forth herein; and

•

does not reflect approximately 21 million shares of our common stock, as of April 30, 2011, issuable pursuant to existing or future awards under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, the IMC Global Inc. 1988 Stock Option and Award Plan and the IMC Global Inc. 1998 Stock Option Plan for Non-Employee Directors (together, the “Compensation Plans”).

The number of shares of our common stock to be outstanding after the completion of the Transactions will be approximately 275.8 million. The number of shares of our class A common stock and class B common stock to be outstanding after the completion of the Transactions will be determined based on the estimated number of shares of common stock of our predecessor to be outstanding as of the closing date of this offering, the public offering price per share of common stock in this offering and the fair market value of GNS. The number of shares of our class A common stock and class B common stock presented in this prospectus is based on the number of shares of common stock of our predecessor outstanding as of April 30, 2011, assumes a public offering price per share of $71.15 (the last reported sale price of the common stock of our predecessor on May 10, 2011) and an estimated fair market value of GNS.

Our principal executive office is located at 3033 Campus Drive, Suite E490, Plymouth, Minnesota 55441, and our telephone number is (800) 918-8270. Our website address is www.mosaicco.com. The information on our website is not part of this prospectus.

Summary Historical Financial and Other Data

Set forth below is summary historical consolidated financial and other data of the Company at the dates and for the periods indicated. We derived the summary historical statement of earnings data and statement of cash flows data for the fiscal years ended May 31, 2010, 2009 and 2008, and balance sheet data as of May 31, 2010 and May 31, 2009, from our historical audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical statement of earnings data and statement of cash flow data for the nine-month periods ended February 28, 2011 and 2010 and the summary historical balance sheet data as of February 28, 2011 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We have derived the summary historical balance sheet data as of May 31, 2008 and as of February 28, 2010 from our historical audited consolidated financial statements and our unaudited consolidated interim financial statements, respectively, which are not included elsewhere in this prospectus. We have prepared the unaudited consolidated interim financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The interim results set forth below are not necessarily indicative of results for the fiscal year ending May 31, 2011 or for any other period.

Mosaic’s historical results are not necessarily indicative of future operating results. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the annexes to this prospectus and our consolidated financial statements and the related notes included in annexes to this prospectus.

	Nine Months Ended February 28,		Years Ended May 31,
	2011	2010	2010	2009	2008
(in millions, except per share amounts)
Statements of Earnings Data:
Net sales	$7,077.4	$4,898.8	$6,759.1	$10,298.0	$9,812.6
Cost of goods sold	4,950.8	3,893.1	5,065.8	7,148.1	6,652.1
Lower of cost or market write-down	—	—	—	383.2	—

Gross margin	2,126.6	1,005.7	1,693.3	2,766.7	3,160.5
Selling, general and administrative expenses	261.0	246.6	360.3	321.4	323.8
Other operating expense	26.3	35.9	62.2	44.4	30.0

Operating earnings	1,839.3	723.2	1,270.8	2,400.9	2,806.7
Interest expense, net	12.8	36.8	49.6	43.3	90.5
Foreign currency transaction loss	60.6	31.8	32.4	131.8	57.5
(Gain) on sale of equity investment (a)	(685.6)	—	—	(673.4)	—
Other (income) expense	17.0	(6.7)	(0.9)	(6.5)	(23.7)

Earnings from consolidated companies before income taxes	2,434.5	661.3	1,189.7	2,905.7	2,682.4
Provision for income taxes	566.8	208.5	347.3	649.3	714.9

Earnings from consolidated companies	1,867.7	452.8	842.4	2,256.4	1,967.5
Equity in net earnings (loss) of nonconsolidated companies	0.6	(17.8)	(10.9)	100.1	124.0

Net earnings including non-controlling interests	1,868.3	435.0	831.5	2,356.5	2,091.5
Less: Net earnings attributable to non-controlling interests	2.9	4.0	4.4	6.3	8.7

Net earnings attributable to Mosaic	$1,865.4	$431.0	$827.1	$2,350.2	$2,082.8

	Nine Months Ended February 28,		Years Ended May 31,
	2011	2010	2010	2009	2008
(in millions, except per share amounts)
Earnings per common share attributable to Mosaic:
Basic net earnings per share	$4.18	$0.97	$1.86	$5.29	$4.70

Diluted net earnings per share	$4.17	$0.97	$1.85	$5.27	$4.67

Average shares outstanding:
Basic weighted average number of shares outstanding	445.8	444.9	445.1	444.3	442.7
Diluted weighted average number of shares outstanding	447.3	446.5	446.6	446.2	445.7
Balance Sheet Data (at period end):
Cash and cash equivalents	$3,352.1	$2,291.8	$2,523.0	$2,703.2	$1,960.7
Total assets	14,699.1	12,278.2	12,707.7	12,676.2	11,819.8
Total long-term debt (including current maturities)	812.5	1,262.5	1,260.8	1,299.8	1,418.3
Total liabilities	3,689.5	3,786.0	3,959.3	4,161.0	5,065.2
Total equity	11,009.6	8,492.2	8,748.4	8,515.2	6,754.6
Other Financial Data:
Depreciation, depletion and amortization	$324.5	$332.6	$445.0	$360.5	$358.1
Capital expenditures	897.3	635.6	910.6	781.1	372.1
Dividends per share (b)	0.15	1.45	1.50	0.20	—

(a)	We recorded a $685.6 million pre-tax gain on the sale of our equity method investment in Fosfertil in the nine months ended February 28, 2011 and a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009.
(b)	In fiscal 2010, Mosaic paid a special dividend of $1.30 per share in addition to quarterly dividends of $0.05 per share.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including our financial statements and related notes, before investing in our common stock. In addition to the risk factors set forth below, please read the information included under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended May 31, 2010 included in this prospectus as Annex A, our Quarterly Report on Form 10-Q for the period ended August 31, 2010 included in this prospectus as Annex D, our Quarterly Report on Form 10-Q for the period ended November 30, 2010 included in this prospectus as Annex E and our Quarterly Report on Form 10-Q for the period ended February 28, 2011 included in this prospectus as Annex F. Any of these risks could materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of our common stock could decline and you may lose all or part of your investment in our Company.

Risks related to our common stock

Stock sales following the Transactions may affect the stock price of our common stock.

Sales of substantial amounts of our common stock, including shares to be distributed in the Split-off, shares to be included in any debt exchange and shares issuable pursuant to existing or future awards under the Compensation Plans, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Following the Transactions, our authorized capital stock will consist of 1 billion shares of common stock, 275 million shares of class A common stock and 200 million shares of class B common stock, of which approximately 275.8 million shares of common stock will be outstanding, approximately 58.3 million shares of class A common stock will be outstanding and approximately 112.5 million shares of class B common stock will be outstanding. In addition, approximately 21 million shares of common stock are issuable pursuant to existing or future awards under the Compensation Plans.

Following the Transactions, approximately 260.8 million shares of our common stock (or 275.8 million shares if the underwriters’ over-allotment option is exercised in full) will be freely tradeable. Shares of class A common stock and class B common stock exchanged with exchanging Cargill stockholders in connection with the Split-off will be subject to transfer restrictions. See “Description of Capital Stock” and “Shares Eligible for Future Sale.”

Pursuant to the Registration Agreement, we expect to conduct the Formation Offerings during the first fifteen months following the Split-off which could result in downward pressure on the market price of our common stock.

In addition, prior to the 24-month anniversary of the Split-off we may be required by the MAC Trusts to file a shelf registration statement for secondary sales of shares in the event the MAC Trusts are not given the opportunity to sell 49.5 million shares of stock received by the MAC Trusts in the Split-off in the Formation Offerings discussed above.

The Registration Agreement provides for the possibility of another series of underwritten secondary public offerings, which would begin no earlier than 12 months following the last of the Formation Offerings described above (or any later underwritten primary equity issuance by us in accordance with the terms of the Registration Agreement), with respect to Company shares received by exchanging Cargill stockholders (including shares received by the MAC Trusts but not sold in the initial two-year period following the Split-off). This second series of underwritten secondary public offerings is expected to be completed, at the latest, on the 54-month anniversary of the Split-off. These sales could also result in downward pressure on the stock price of our common stock. See “The Transactions—Description of Certain Transaction Agreements—The Registration Agreement.” We have also granted the MAC Trusts registration rights through the period ending 180 days after the 54-month anniversary of the Split-off.

The shares distributed in connection with the Split-off, if not otherwise restricted from transfer by contract or pursuant to our post-Merger restated certificate of incorporation, may also be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our common stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. See “Description of Capital Stock.”

Our stock price may fluctuate significantly following the Transactions.

The price of our common stock may fluctuate significantly following the Transactions as a result of many factors in addition to those discussed in this section and elsewhere in this prospectus. These factors, some or all of which are beyond our control, include:

•	market conditions in the broader stock market in general;

•	actual or anticipated fluctuations in our results of operations;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	success of our operating and growth strategies;

•	investor anticipation of strategic and technological threats, whether or not warranted by actual events;

•	operating and stock price performance of our competitors;

•	regulatory or political developments;

•	litigation and government investigations;

•	changes in key personnel;

•	depth of the trading market in our common stock; and

•	failure of securities analysts to cover our common stock in the future.

In addition, the stock market has historically experienced volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Tax rules governing the Split-off could result in limitations on our ability to execute certain actions for a period of time following the Split-off and, notwithstanding the Internal Revenue Service (“IRS”) ruling (the “IRS ruling”) and tax opinion issued to Cargill in connection with the Split-off, we could owe significant tax-related indemnification liabilities to Cargill.

The IRS has issued a ruling to the effect that the Split-off will be tax-free to Cargill and its stockholders, and it is a condition to the completion of the Split-off that Cargill receive a tax opinion relating to certain tax consequences of the Split-off. Notwithstanding the IRS ruling and tax opinion, however, the Split-off and the related transactions could be taxable to Cargill and its stockholders under certain circumstances. For example, the Split-off and debt exchanges would be taxable to Cargill (but not its stockholders) under section 355(e) of the Code (“Section 355(e)”) if one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest (by vote or value) in the Company as part of a plan or series of related transactions that includes the Split-off. Therefore, Cargill and Mosaic have agreed to tax-related restrictions and indemnities set forth in the Tax Agreement referred to herein, under which the Company may be restricted or deterred, following completion of the Split-off, from taking certain actions for a period of two years following the completion of the Split-off, including (i) redeeming or purchasing its stock in excess of agreed-upon amounts; (ii) issuing any equity securities in excess of agreed upon amounts; (iii) approving or recommending a third party’s acquisition of the Company; (iv) permitting any merger or other combination of the Company or MOS Holdings; and (v) entering into an agreement for the purchase of any interest in the Company or MOS Holdings, subject to certain exceptions. Mosaic and GNS have agreed to indemnify Cargill and its subsidiaries for taxes and tax-related losses imposed on Cargill and its subsidiaries as a result of the Split-off and other transactions failing to qualify as tax-free, if the taxes and related losses are attributable to, arise out of or result from certain prohibited acts or to any breach of, or inaccuracy in, any representation, warranty or covenant made by Mosaic or GNS in the Tax Agreement. The taxes and tax-related losses of Cargill and its subsidiaries would be significant if the Split-off fails to qualify as tax-free, and so this indemnity would result in significant liabilities from the Company to Cargill that could have a material adverse effect on the Company. For a further discussion of the restrictions and indemnities set forth in the Tax Agreement, please see the section entitled “The Transactions—Description of Certain Transaction Agreements—Tax Agreement.”

The Merger will decrease the voting power of Mosaic’s public stockholders with respect to the election of our board of directors.

Following the Merger, our public stockholders will hold shares of common stock which will have one vote per share, while the shares of class B common stock will have ten votes per share with respect to the election of our board of directors. As a result, our public stockholders will own shares of common stock representing substantially less voting power for election of our board of directors as compared to voting power for all other matters. Holders of our common stock will accordingly have less influence with respect to the election of directors than would be the case if all our stockholders held equal voting power.

The class B common stock may remain as a separate class for an indefinite period of time.

We presently expect that, following completion of the Split-off and in connection with the consideration of resolutions to be submitted to our stockholders at the first regularly scheduled annual stockholders’ meeting following the Split-off or at a special stockholders’ meeting following the Split-off, our board of directors will consider a proposal to convert the class B common stock to either class A common stock or common stock (or a combination thereof) on a share-for-share basis, subject to the receipt of stockholder approval. There is, however, no binding commitment by our board of directors to, and there can be no assurance that our board of directors will, consider the issue or resolve to submit such a proposal to our stockholders at that meeting or any subsequent meeting of stockholders. Moreover, there can be no assurance that, if presented, our stockholders would approve the conversion proposal. If such a conversion proposal is approved by our board of directors and presented to our stockholders, a vote by a majority of all three classes of our stock outstanding, represented in person or by proxy at a stockholder meeting, voting together as a single class (with each share having one vote) will be required for such proposal to be approved.

We are subject to limitations on equity issuances, acquisitions, buybacks and other actions.

The Merger and Distribution Agreement, the Registration Agreement and the Tax Agreement restrict our ability to take certain actions, including making certain equity issuances and material acquisitions, undertaking share buybacks and disposing of material businesses or assets. These restrictions and limitations in some cases apply to the period of time before the closing of the Split-off and in some cases apply for a period of two years following completion of the Split-off. These restrictions and limitations may prevent us from pursuing attractive business opportunities that may arise prior to expiration of such restrictions and limitations. See “The Transactions—Description of Certain Transaction Agreements—The Registration Agreement” and the “The Transactions—Description of Certain Transaction Agreements—Tax Agreement” for a description of these restrictions and limitations. In addition, we are restricted from buying shares of class A common stock or class B common stock at a premium to the then-current market price of the common stock. See “Description of Capital Stock.”

Provisions in our post-Merger restated certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our post-Merger restated certificate of incorporation, our post-Merger amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. These provisions include the ability of our board of directors to issue preferred stock without stockholder approval, the classification of our board of directors into three classes, the prohibition on stockholder action by written consent and the inability of our stockholders to request that our board of directors or chairman of our board call a special meeting of stockholders.

Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. For more information, see “Description of Capital Stock—Anti-Takeover Provisions in the Certificate and Bylaws” and “Description of Capital Stock—Delaware Statutory Provisions.”

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board and by providing our board with more time to assess any acquisition proposal. These provisions are not intended to make our Company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our Company and our stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Selling Stockholders and Security Ownership of Certain Beneficial Owners and Management.” Two of the underwriters (either directly or through affiliates) in this offering will receive a portion of the net proceeds of this offering. See “Underwriting.”

PRICE RANGE OF COMMON STOCK

Mosaic’s common stock is listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “MOS.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of Mosaic’s common stock, as reported on the NYSE. In addition, the table also sets forth the quarterly cash dividends per share declared with respect to Mosaic’s common stock. On May 10, 2011, the last practicable trading day prior to the date of this prospectus, there were 446,571,076 shares of Mosaic’s common stock outstanding.

	High	Low	Dividends Declared
For the fiscal quarter ended:
2008/2009
August 31, 2008	$163.25	$92.46	$0.05
November 30, 2008	$104.00	$21.94	$0.05
February 28, 2009	$48.68	$23.65	$0.05
May 31, 2009	$59.34	$36.94	$0.05

2009/2010
August 31, 2009	$57.25	$39.39	$0.05
November 30, 2009	$57.42	$45.00	$1.35	(a)
February 28, 2010	$68.28	$52.87	$0.05
May 31, 2010	$64.70	$42.80	$0.05

2010/2011
August 31, 2010	$59.88	$37.68	$0.05
November 30, 2010	$74.25	$56.59	$0.05
February 28, 2011	$89.24	$65.00	$0.05
May 31, 2011 (through May 11, 2011)	$86.67	$68.10	$0.05

(a)	On October 23, 2009, Mosaic declared a special dividend of $1.30 per share. This dividend was paid on December 3, 2009.

DIVIDEND POLICY

Beginning in fiscal 2009, Mosaic commenced paying quarterly cash dividends of $0.05 per share. While we expect to continue to pay quarterly cash dividends in such amount following completion of the Transactions, whether we will do so, and the timing and amount of those dividends, will be subject to approval and declaration by our board of directors and will depend on a variety of factors, including the earnings, cash requirements and financial condition of the Company and other factors deemed relevant by our board of directors. In addition, Mosaic declared a special dividend of $578.5 million, or $1.30 per share, on October 23, 2009 which was paid on December 3, 2009.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of November 30, 2010:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the Transactions.

You should read this table in conjunction with “The Transactions,” “Selected Historical Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus and the annexes thereto.

	As of February 28, 2011
	Actual	As Adjusted
(dollars in millions)
Cash and cash equivalents	$3,352.1	$3,352.1

Long term debt:
Current maturities of long-term debt	$50.3	$50.3
Long-term debt less current maturities	762.2	762.2

Total debt	812.5	812.5

Equity:
Common Stock (1)	4.5	—
Class A Common Stock (2)	—	0.6
Class B Common Stock (2)	—	1.1
Common Stock (2)	—	2.8
Capital in excess of par value	2,572.5	2,572.5
Retained earnings	7,703.7	7,703.7
Accumulated other comprehensive income	702.7	702.7

Total Mosaic Stockholders’ equity	10,983.4	10,983.4
Non-controlling interests	26.2	26.2

Total equity	11,009.6	11,009.6

Total capitalization	$11,882.1	$11,882.1

(1)	Represents shares of common stock of The Mosaic Company prior to the consummation of the Transactions.
(2)	Represents shares of our capital stock issued pursuant to the Merger. Based on the number of shares of our common stock currently outstanding, we estimate that approximately 446.6 million shares of our stock will be issued in the Merger, comprised of approximately 58.3 million shares of class A common stock, approximately 112.5 million shares of class B common stock and approximately 275.8 million shares of common stock. Pursuant to an agreement between Cargill and the MAC Trusts, Cargill will exchange with the MAC Trusts a number of our shares determined based on a value to be determined shortly before closing of the shares of Cargill common stock held by the MAC Trusts and the volume weighted average trading price of our common stock over a period shortly before closing of the Merger. See “The Transactions—The Split-off.”

The table set forth above is based on the number of shares of Mosaic common stock outstanding as of April 30, 2011. This table does not reflect approximately 21 million shares of our common stock issuable pursuant to existing or future awards under the Compensation Plans.

THE TRANSACTIONS

Overview

On January 18, 2011, Mosaic, Cargill, GNS, Merger Sub and, for the limited purposes set forth therein, the MAC Trusts, entered into the Merger and Distribution Agreement, pursuant to which the parties have agreed to a series of transactions regarding the Split-off and distribution of Mosaic shares.

Pursuant to the Merger and Distribution Agreement, at closing, Merger Sub will merge with and into Mosaic, the result of which will be the recapitalization of Mosaic’s share capital into three classes of common stock: common stock, class A common stock and class B common stock. Each share of our common stock will be entitled to one vote per share with respect to all matters to which holders of common stock will be entitled to vote and have class voting rights as will be provided in our post-Merger restated certificate of incorporation. Each share of each series of class A common stock will be entitled to one vote per share with respect to all matters to which holders of class A common stock will be entitled to vote, will be subject to certain transfer restrictions, will be converted into a share of our common stock at designated times and will have certain class voting rights, as will be provided in our post-Merger restated certificate of incorporation. Each share of each series of class B common stock will be entitled to ten votes per share with respect to the election of directors and one vote per share with respect to all other matters to which holders of class B common stock will be entitled to vote, will be subject to certain transfer restrictions, will be convertible into a share of either class A common stock or common stock in certain circumstances and will have certain class voting rights, as will be provided in our post-Merger restated certificate of incorporation. The transfer restrictions pertaining to the class A common stock and the class B common stock are intended to help facilitate the orderly distribution of shares of our common stock following the Merger and Split-off and to help preserve the tax free nature of the Split-off and the debt exchanges described more fully below. See “Description of Capital Stock.” Neither of the class A common stock or the class B common stock will be listed on any securities exchange. See “Description of Capital Stock.”

As a result of the Merger, Mosaic (which will be renamed “MOS Holdings Inc.” following the Merger) will become a wholly-owned subsidiary of GNS (which will be renamed “The Mosaic Company” following the Merger). At the effective time of the Merger, portion of the shares of Mosaic common stock held by Cargill will be converted, on a one-for-one basis, into the right to receive the different series of our class A common stock and class B common stock and the other outstanding shares of Mosaic common stock (including a portion of the shares of Mosaic common stock held by Cargill) will be converted, on a one-for-one basis, into the right to receive shares of our common stock. Prior to the effective time of the Merger, the shares of capital stock of GNS held by Mosaic will be reclassified into a number of shares of our common stock to be held by MOS Holdings following the Merger, which reclassification will be determined by reference to the value of GNS prior to the Merger. Immediately following the Merger but prior to the consummation of the Split-off, Cargill will own shares of common stock, class A common stock and class B common stock collectively representing approximately 89% of the voting power for the election of directors and approximately 64% of the total number of our outstanding shares. The diagram below illustrates the Merger.

Cargill will effect the Split-off immediately after the Merger, in which Cargill will exchange all of the shares of class A common stock, class B common stock and common stock received by Cargill in the Merger (other than the Cargill Retained Shares), with the exchanging Cargill stockholders (including the MAC Trusts). The Split-off will result in existing stockholders of Cargill receiving approximately 40% of the total number of outstanding shares of common stock of the Company and approximately 82% of the total voting power for the election of our board of directors. In connection with the Split-off, Cargill intends to consummate the initial debt exchange, pursuant to which it would exchange a portion of the Cargill Retained Shares for indebtedness of Cargill pursuant to a debt exchange agreement, and Cargill may subsequently consummate one or more follow-on debt exchanges if Cargill does not exchange all of the Cargill Retained Shares in the initial debt exchange. It is anticipated that two of the underwriters (either directly or through affiliates) of this offering will participate in the initial debt exchange with Cargill. The percentages included below are based on current assumptions and are subject to change.

The diagram below illustrates our estimated capitalization immediately following the Merger and Split-off but prior to the completion of this offering.

In addition, on January 18, 2011, Mosaic, GNS, Cargill and the MAC Trusts entered into the Registration Agreement that is intended to provide for the orderly distribution of our common stock following the Split-off. The Registration Agreement provides for a series of Formation Offerings, including this offering, in the first fifteen months following the completion of the Transactions. See “The Transactions” and “Shares Eligible for

Future Sale.” The description of the Formation Offerings does not constitute an offer of any shares of our common stock in those offerings. See “Shares Eligible for Future Sale.”

The closing of the Merger is subject to a number of conditions, including the affirmative vote of a majority of the non-Cargill stockholders of the Company in support of the Merger (which was obtained on May 11, 2011), approval by the NYSE of the listing of the shares of common stock to be issued in the Merger and other customary closing conditions. The completion of the Merger and Split-off are conditions precedent to the completion of this offering. In this prospectus, we refer to the Merger, the Split-off and this offering collectively as the “Transactions.” Following the Merger, GNS will be renamed “The Mosaic Company” (and Mosaic will be renamed “MOS Holdings Inc.”). After completion of the Merger, GNS will be deemed a successor to Mosaic for certain purposes under both the Securities Act and the Exchange Act, including registration of the GNS common stock under Section 12(b) of the Exchange Act, status as a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act and succession to Mosaic’s SEC file number. There is no contemplated change in the business, operations, management, assets or liabilities of the Company and its subsidiaries as a result of the Transactions, and the consolidated assets and liabilities of the Company after the Transactions will be identical to the consolidated assets and liabilities of the Company prior to the Transactions.

The offering contemplated by this prospectus is a sale of shares of common stock of the Company to be received by the MAC Trusts in the Split-off and to be exchanged by Cargill pursuant to the initial debt exchange.

GNS

GNS is a Delaware corporation incorporated in March 2004 and has been a wholly-owned subsidiary of Mosaic since it was contributed to Mosaic by Cargill in 2004. GNS has no material operations of its own and its assets consist almost entirely of equity interests it holds in a number of subsidiaries operating in China, India, Argentina and Chile, a subsidiary that owns land including phosphate rock reserves in Florida, a subsidiary that holds a minority equity investment in a phosphate rock mine joint venture, and a financing subsidiary that manages offshore cash. The results of GNS and its subsidiaries are reflected in the consolidated financial statements of Mosaic.

Set forth below is unaudited summarized financial information of GNS and its consolidated subsidiaries. This financial information has been prepared without corporate allocations and reflects the income tax expense and related assets and liabilities recorded for this entity as reflected in the consolidated financial statements of Mosaic and not on a standalone basis. Had such allocations or standalone income tax determinations been made the results would differ from those presented below. This unaudited summarized financial information is for informational purposes only. This unaudited summarized financial information does not purport to indicate the results that would have actually been obtained had GNS operated as a stand-alone entity for the periods presented, or that may be realized in the future by GNS.

	May 31,
	2010	2009
(in millions)
Balance Sheet (unaudited):
Cash and cash equivalents	$705.0	$753.3
Receivables due from affiliates and other	251.9	114.8
Inventories	116.1	121.0
Other current assets	36.8	141.4
Property, plant and equipment, net	112.2	119.2
Other non-current assets	14.9	21.0

Total assets	$1,236.9	$1,270.7

Short-term debt due to affiliates and other	$303.5	$221.2
Accounts payable	97.2	159.4
Other current liabilities	24.6	168.9
Non-current liabilities	2.5	9.3
Equity	809.1	711.9

Total liabilities and equity	$1,236.9	$1,270.7

	Years ended May 31,
	2010	2009	2008
(in millions)
Income Statement (unaudited):
Net sales	$657.9	$1,057.9	$773.5
Gross margin (loss)	43.3	(8.2)	142.0
Earnings from consolidated companies before income taxes	14.4	541.4	93.3
Equity in net earnings (loss) of nonconsolidated companies	(0.5)	34.5	68.9
Net earnings (loss) attributable to GNS	(6.1)	442.1	124.3

In connection with the Merger, GNS will transfer substantially all of the assets and liabilities held by GNS prior to the Merger to Mosaic (which will be a wholly-owned subsidiary of GNS after completion of the Merger), subject in certain cases to applicable governmental, regulatory or contractual approvals, such that (other than certain de minimis assets) GNS’s only remaining asset after the Merger and Split-off would be the capital stock of Mosaic. We currently expect that GNS will be able to transfer approximately 80% of the assets of GNS on the same day the Merger closes (but after the Split-off) and substantially all of the remaining GNS assets as expeditiously as possible upon receipt of the various approvals referred to above.

After completion of the Merger, GNS will be deemed a successor to Mosaic for certain purposes under both the Securities Act and the Exchange Act, including the registration of the GNS common stock under Section 12(b) of the Exchange Act, status as a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act and succession to Mosaic’s SEC file number.

The Split-off

Immediately after the effective time of the Merger on the date of the closing, Cargill will consummate the Split-off by exchanging with the MAC Trusts and the other existing stockholders of Cargill who are accredited investors, for outstanding shares of common stock of Cargill held by such stockholders, all of the shares of class A common stock, shares of class B common stock and shares of common stock (excluding the Cargill Retained Shares) that will be received by Cargill in the Merger.

To satisfy requirements of the IRS ruling, Cargill will exchange with the MAC Trusts and the other Cargill stockholders in the Split-off a total number of shares of our class A common stock, class B common stock and common stock that will constitute approximately 40% of the Mosaic shares outstanding immediately after the Split-off and will include the minimum number of shares of class B common stock so that the shares exchanged by Cargill represent approximately 82% of the total voting power for the election of our directors immediately after the Split-off.

Based on the number of shares of our common stock currently outstanding, we estimate that approximately 178.3 million shares will be exchanged by Cargill with Cargill stockholders in the Split-off, consisting of approximately 112.5 million shares of class B common stock, approximately 58.3 million shares of class A common stock and 7.5 million shares of common stock. Pursuant to an agreement between Cargill and the MAC Trusts, Cargill will exchange with the MAC Trusts a number of our shares determined based on a value to be determined shortly before closing of the shares of Cargill common stock held by the MAC Trusts and the volume weighted average trading price of our common stock over a period shortly before closing. The shares exchanged with the MAC Trusts pursuant to this agreement will include all of the shares of class A common stock and common stock to be exchanged by Cargill with its stockholders in the Split-off, and the balance of the shares will be class B common stock. The remaining Company shares that Cargill will exchange in the Split-off (expected to consist solely of shares of class B common stock) will be exchanged by Cargill with other Cargill stockholders.

Cargill has agreed to use its reasonable best efforts to commence the Split-off process by offering to exchange (which is referred to as the “Cargill offer”) shares of stock received by it in the Merger with some of the holders of shares of common stock of Cargill as soon as reasonably practicable after the date that Mosaic mails the proxy statement/prospectus to its stockholders. However, if any material event occurs after the date of the Merger and Distribution Agreement in respect of which, in the opinion of counsel to Mosaic, disclosure would need to be included in the Cargill offer documents in order for the Cargill offer documents not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading but in respect of which the Mosaic Parties do not yet have sufficient facts regarding such event or the potential impact of such event on Mosaic, then Cargill will delay the Cargill offer until the earlier of the twentieth calendar day after Mosaic becomes aware of the occurrence of such event and the second business day after Mosaic makes disclosure with respect to such event (or otherwise notifies Cargill that no additional disclosure is necessary) so that the Cargill offer documents do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Mosaic can delay the Cargill offer as described above on only one occasion.

Debt Exchanges

On the closing date and as promptly as practicable after the effective time of the Merger, Cargill expects to consummate the initial debt exchange. It is anticipated that two of the underwriters (either directly or through affiliates) of this offering will participate in the initial debt exchange with Cargill. See “Underwriting.”After the initial debt exchange, Cargill may also consummate one or more subsequent debt exchanges. Subject to limited exceptions, Cargill has sole discretion to determine the terms and conditions and structure of the debt exchanges, provided that such terms, conditions and structure must be (1) materially consistent with the IRS ruling, the submissions related to the IRS ruling and the tax opinion received by Cargill, (2) conducted in a manner that is not required to be registered under the Securities Act and (3) to the extent applicable, in accordance with the terms of the Registration Agreement.

The Mosaic Parties have agreed, if reasonably requested by Cargill, to use their reasonable best efforts to assist Cargill in connection with the debt exchanges including (1) assisting Cargill in making required filings with and obtaining consents and approvals from any applicable governmental authority and (2) taking other actions to facilitate delivery to the exchanging Cargill debt holders of the Cargill Retained Shares being transferred by Cargill in the debt exchanges, including making officers and employees of Mosaic available for meetings and sessions with potential exchanging Cargill debt holders and to provide information to such debt holders regarding Mosaic (subject to limits regarding material, non-public information).

NYSE Listing

Mosaic common stock is currently listed on the NYSE under the symbol “MOS.” In the Merger and Distribution Agreement, Mosaic and GNS have agreed to prepare and file, and to use reasonable best efforts to have approved prior to the closing date of the Merger, an application for the listing on the NYSE (and such approval is a condition to the obligations of the parties to complete the Merger) of the common stock to be issued pursuant to the Merger and the common stock issuable upon conversion of the class A common stock and the class B common stock to be issued in the Merger, in each case subject to official notice of issuance. The class A common stock and the class B common stock will not be listed on the NYSE or any other exchange.

Litigation Relating to the Merger

Mosaic, GNS, Merger Sub, the members of our board of directors and Cargill are named as defendants in purported class action lawsuits (the “Stockholder Actions”) brought in the Delaware Court of Chancery by several of our stockholders. The Stockholder Actions challenge the proposed transaction with Cargill described in Mosaic’s definitive proxy statement on Schedule 14A filed with the SEC on April 11, 2011. On May 10, 2011, Mosaic, GNS, Merger Sub, the members of our board of directors and Cargill executed a Stipulation and Agreement of Settlement with the plaintiffs in the Stockholder Actions (the “Stipulation”). The Stipulation is

subject to certain conditions including approval by the Delaware Court of Chancery and consummation of the Merger. If the settlement is consummated, the Stockholder Actions will be dismissed with prejudice and the defendants and other released persons will receive a release of all claims. The Stipulation was submitted to the Delaware Court of Chancery for approval on May 10, 2011. There can be no assurance that the Delaware Court of Chancery will approve the settlement. If the Delaware Court of Chancery does not approve the settlement, the proposed settlement, as contemplated by the Stipulation, may be terminated.

Accounting Treatment

The consolidated assets and liabilities of the Company after the Merger and Split-off will be identical to the consolidated assets and liabilities of the Company prior to the Merger and Split-off. As a result of the Merger and Split-off, there will be no change to the Company’s total outstanding shares, the economic rights of the Company’s shares or earnings per share. Additionally, the Merger and Split-off will result in no changes to the Company’s accounting policies applied to its consolidated financial statements.

Interests of Certain Persons in the Merger and Related Parties

Cargill is currently Mosaic’s majority stockholder, beneficially owning approximately 64% of Mosaic’s outstanding common stock. Two of Mosaic’s twelve directors are current officers of Cargill. By virtue of its controlling interest in Mosaic, Cargill could control Mosaic’s strategic direction and significant corporate transactions, although currently a majority of Mosaic’s board of directors (and all of the members of Mosaic’s special committee) are considered by us to be “independent” directors as they satisfy the NYSE standards for independence as well as our standards for independence set forth in our Director Independence Standards. In connection with the settlement contemplated by the stipulation relating to the Stockholder Actions, it is expected that one of the two Mosaic directors that are current officers of Cargill will resign as a director no later than the date of our next annual meeting. See “The Transactions—Litigation Relating to the Merger.”

The Company was formed in 2004 through the business combination of IMC Global Inc. and the fertilizer businesses of Cargill. Mosaic and its subsidiaries have entered into various transactions and agreements with Cargill and its subsidiaries from time to time in the ordinary course of business. Such transactions and agreements include service arrangements, supply agreements, ocean transportation agreements, barter arrangements, office sharing or subleasing arrangements, and various other non-significant arrangements. Mosaic and its subsidiaries also entered into various transactions and agreements with Cargill and its subsidiaries in connection with the 2004 business combination, certain of which remain in effect. See “Certain Relationships and Related Transactions” included in Annex B to this prospectus. See “Other Arrangements and Relationships Between Mosaic and Cargill.”

Conditions to Closing of the Merger

The obligations of each of the parties to effect the closing of the Merger are subject to the satisfaction or, subject to applicable restrictions, waiver of a number of conditions, including the affirmative vote of a majority of the non-Cargill stockholders of the Company in support of the Merger, approval by the NYSE of the listing of the shares of common stock to be issued in the Merger and other customary conditions. The consummation of this offering is conditioned upon the completion of the Merger.

Regulatory Approval

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended (the “Hart-Scott-Rodino Act”), acquisitions of Company stock by the Anne Ray Charitable Trust and the Margaret A. Cargill Foundation (two of the exchanging Cargill stockholders) in connection with the Split-off may not be completed until applicable filings have been made, and the applicable waiting period has expired or been terminated. On March 10, 2011, each of Cargill, the Anne Ray Charitable Trust, and the Margaret A. Cargill Foundation filed its notification and report form under the Hart-Scott-Rodino Act with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission. On March 18, 2011, early termination of the applicable waiting period was granted.

Description of Certain Transaction Agreements

This section of the prospectus describes the material terms of certain transaction agreements. The following contains summaries of the material terms of the Registration Agreement, the Tax Agreement, the Governance Agreement and the Registration Rights Agreement, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. This summary does not contain, and is qualified by, all of the terms of each agreement. You are urged to read carefully each agreement in its entirety.

The Registration Agreement

The Registration Agreement generally provides a plan for the orderly distribution of shares of our common stock following the Split-off through a series of underwritten secondary public offerings and secondary sales. Under the terms of the Registration Agreement, the Company has generally agreed, among other things, to conduct registered secondary public offerings and otherwise facilitate the sale by the MAC Trusts and exchanging Cargill debt holders of approximately 157 million shares of our common stock during the first fifteen months following the closing. Below is a description of certain key terms of, and the transactions contemplated by, the Registration Agreement.

Important Notes regarding Illustrative Example:

•

Although we currently expect that, following the Split-off, our board of directors will consider a proposal to convert the class B common stock to either class A common stock or common stock (or a combination thereof), subject to stockholder approval, the above example assumes no such conversion has occurred. If such conversion does occur, each voting percentage noted above would instead be identical to its corresponding value percentage.

•

The percentages above are based upon a current estimate of the initial allocation of shares between the MAC Trusts and the other Cargill stockholders. The actual initial allocation will be based on the value prior to the closing of the Cargill shares exchanged by the MAC Trusts and the other Cargill stockholders in the Split-off and the average trading price of our common stock over a period before closing.

•	Percentages above assume the sale of approximately 157 million shares during the Formation Offerings.

Exchanging Cargill stockholders (other than the MAC Trusts) will receive only class B common stock in the Split-off. Pursuant to the Registration Agreement, following the two-year anniversary of the Split-off, we have agreed (upon the request of the MAC Trusts or, if no such request is made, at our own election) to conduct a series of underwritten secondary public offerings of shares of common stock into which shares of class A common stock and class B common stock received by the MAC Trusts and the other exchanging Cargill stockholders in the Split-off are convertible (the “released share offerings”). For a description of the circumstances under which the class B common stock is convertible into class A common stock or common stock (or a combination thereof), please see the section entitled “Description of Capital Stock—Transfer Restrictions and Conversion Provisions.”

Formation Offerings

Initial Formation Offering. In this offering, the MAC Trusts will be permitted to sell 7,500,000 shares of common stock. In addition, exchanging Cargill debt holders will be permitted to sell an amount of shares of common stock as determined by Cargill, but no more than that number of shares that, when added to the 7,500,000 shares to be sold by the MAC Trusts, would equal the maximum number of shares of common stock to be sold in this offering. The maximum number of shares of common stock to be sold in this offering will be jointly determined by the book-running managing underwriters selected by the Company and Cargill in consultation with the book-running managing underwriter selected by the MAC Trusts. If the sum of the 7,500,000 shares to be sold by the MAC Trusts plus the number of shares to be sold by the exchanging Cargill debt holders is less than such maximum sale number for the initial formation offering, then, subject to certain restrictions and limitations, the MAC Trusts will be permitted to include additional shares of common stock in the initial formation offering up to such maximum sale number.

Second Formation Offering. Unless a compelling reason (as defined below) has occurred and continues to exist, Mosaic and GNS have agreed to take all actions necessary to cause an underwritten secondary offering (which is referred to as the “second formation offering”) to be consummated during the 90-day period beginning on the first date after the expiration of the underwriters’ lock-up period associated with the initial formation offering. The exact timing of this offering during such 90-day period will be determined in good faith by the Company (in consultation with the joint book-running managing underwriters selected by Cargill, the Company and the MAC Trusts) based on market conditions, and in consultation with Cargill, if Cargill desires to effect a follow-on debt exchange in connection with this offering.

In the second formation offering, the MAC Trusts will be permitted to sell 7,500,000 shares of common stock for the second formation offering, subject to certain exceptions. In addition, exchanging Cargill debt holders and Cargill will be permitted to sell a number of shares of common stock as determined by Cargill, but no more than that number of shares that, when added to the number of shares being sold by the MAC Trusts as described above, would equal the maximum number of shares of common stock to be sold in the second formation offering. The maximum number of shares of common stock to be sold in the second formation offering will be jointly determined by the book-running managing underwriters selected by the Company and Cargill in consultation with the book-running managing underwriter selected by the MAC Trusts. If such maximum sale number for the second formation offering exceeds the number of securities being included in the second formation offering as described above, the MAC Trusts will be permitted to include additional shares of common stock in this offering up to such excess.

Third Formation Offering. Unless a compelling reason has occurred and continues to exist or as otherwise specified below, Mosaic and GNS have agreed to take all actions necessary to cause an underwritten secondary offering (which is referred to as the “third formation offering”) to be consummated during the period beginning on the first date after the expiration of the underwriters’ lock-up period associated with the second formation offering and ending on the earlier of (a) the fifteen month anniversary of the closing date and (b) the 60th day (or, at the election of the MAC Trusts, up to the 90th day) after the expiration of the underwriters’ lock-up period associated with the second formation offering.

The exact timing of the third formation offering will be determined in good faith by the Company (in consultation with the joint book-running managing underwriters selected by the Company), Cargill (if Cargill participates in this offering) and the MAC Trusts (if the MAC Trusts participate in this offering) based on market conditions, and in consultation with Cargill if Cargill desires to effect a follow-on debt exchange in connection with this offering. The Company shall not, however, without the consent of Cargill and the MAC Trusts, effect the third formation offering if (a) the MAC Trusts have less than 9,500,000 shares of common stock entitled to be sold in the third formation offering, (b) the MAC Trusts have delivered to the Company a written request that no third formation offering be consummated and (c) Cargill then holds no shares entitled to be sold in the Formation Offerings or Cargill shall have waived its right to participate in such offering.

In the third formation offering, the MAC Trusts will be permitted to sell a number of shares of common stock equal to 49,500,000, less the aggregate number of shares of the Company that the MAC Trusts sold or were entitled to sell, subject to certain adjustments prior to the third formation offering. The MAC Trusts may also be permitted to sell a number of consent shares, but no more than that number of shares that, when added to the number of shares of common stock to be sold by the MAC Trusts as described above, would equal the maximum number of shares of common stock to be sold in the third formation offering. The maximum number of shares of common stock to be sold in the third formation offering will be jointly determined by the book-running managing underwriters selected by the Company and the MAC Trusts (or if the MAC Trusts do not select such underwriter, by Cargill).

In addition, if the third formation offering maximum sale number exceeds the number of securities being included in such offering by the MAC Trusts as described above, exchanging Cargill debt holders and Cargill will be permitted to sell a number of shares of common stock determined by Cargill up to such excess. In addition, subject to certain restrictions and limitations, it is possible that the Company may sell shares of common stock for its own account or for the account of any other person in the third formation offering.

Fourth Formation Offering. Following the completion of the third formation offering (if any), if the MAC Trusts have not yet been entitled to sell at least 40,000,000 shares of the Company’s common stock, then the MAC Trusts may be permitted to request that the Company (absent a compelling reason) cause an underwritten secondary offering (which is referred to as the “fourth formation offering”) to be consummated during the period beginning on the first date after the expiration of the underwriters’ lock-up period associated with the third formation offering and ending on the earlier of (a) the fifteen month anniversary of the closing date and (b) the 60th day after the expiration of the underwriters’ lock-up period associated with the third formation offering.

The exact timing of the forth formation offering will be determined in good faith by the Company based on market conditions.

For purposes of the Registration Agreement, a “compelling reason” shall exist, with respect to the obligations of GNS and Mosaic in connection with any of the second formation offering, third formation offering or fourth formation offering, as applicable, if: (i) (x) compliance with such obligations in connection with such offering would require GNS or Mosaic to violate the Securities Act, the Exchange Act or any other material securities Law (which is referred to as a “legal conflict”) or (y) a force majeure event shall have occurred that makes compliance with such obligations with respect to such offering impossible; provided that such legal conflict or force majeure event shall be deemed to exist with respect to such offering only so long as such legal conflict exists or such force majeure event continues to make compliance with such obligation impossible, as the case may be, and, in each case, GNS and Mosaic shall seek (including by taking all actions and doing all things reasonably necessary) to eliminate as promptly as practicable such legal conflict or force majeure event, as the case may be; or (ii) at any time during which, with respect to the second formation offering and the third formation offering, the joint book-running underwriters selected by the Company, Cargill and the MAC Trusts, and with respect to the fourth formation offering, the joint book-running underwriters selected by the Company and the MAC Trusts, agree in their good faith judgment that it is impractical to proceed with such offering at such time.

Market Sales; Private Sales

If the MAC Trusts have not yet been entitled to sell at least 49,500,000 shares of our common stock, subject to certain adjustments, and any of the following circumstances exist:

•	the second formation offering has been completed and the Company will not conduct a third formation offering under the circumstances described above;

•	the third formation offering has been completed and the MAC Trusts either have not requested a fourth formation offering or are not permitted to do so; or

•	the fourth formation offering has been completed;

then in such applicable case, the MAC Trusts will have the right to request that the Company maintain a shelf registration statement for the sale of common stock issuable upon conversion of class A common stock held by the MAC Trusts from the date upon which the applicable underwriters’ lock-up period expires until the 24-month anniversary of the closing of the Merger and Split-off in open market transactions on the NYSE or other principal trading market of the Company’s common stock pursuant to brokerage transactions and not involving an underwriting (such sales are referred to as “market sales”).

Under similar conditions described in the paragraph above, the MAC Trusts will be entitled to sell common stock issuable upon conversion of class A common stock held by the MAC Trusts from the date upon which the applicable underwriters’ lock-up expires in “private sales,” as long as such sales will be in accordance with applicable securities laws and the Governance Agreement, will not involve a public offering for cash or an underwriting and either will be made in open market transactions on the NYSE or other principal trading market of the Company’s common stock pursuant to brokerage transactions or will involve a negotiation with the potential acquirers regarding terms of the acquisition.

If the continued sales by the MAC Trusts pursuant to the shelf registration statement described above would at any time require the Company to make an adverse disclosure (as defined in the Registration Agreement), the Company may, by giving written notice to the MAC Trusts, require the MAC Trusts to suspend market sales and private sales; provided, that the Company will not be permitted to require a sale suspension:

•	more than two times during any 12-month period; or

•	for a period exceeding 45 consecutive days on any one occasion.

The MAC Trusts agree not to effect any market sales or private sales or make any other offer to sell the shares of the Company that they otherwise would be entitled to sell during any sale suspension period described above. The Company has agreed to notify the MAC Trusts upon the termination of any such sale suspension.

S&P 500 Index Inclusion Offering

If the Company’s common stock is to be included in the S&P 500 Index, the Company may, at its election, conduct an underwritten public offering of shares of common stock substantially contemporaneously with the effective time of such inclusion that is directed exclusively or primarily at index funds whose portfolios are primarily based on the S&P 500 Index. The consummation of any such “S&P 500 Index inclusion offering” will not relieve the Company from effecting the other offerings described in this prospectus and in the Registration Agreement.

The procedures for determining the exact timing of, and the order of priority for inclusion of shares in, any S&P 500 Index inclusion offering are set forth in the Registration Agreement. In addition, the Company will not effect the S&P 500 Index inclusion offering:

•	after the third formation offering without the prior consent of the MAC Trusts;

•	later than the 15-month anniversary of the closing date;

•

without the consent of Cargill and the MAC Trusts if the underwriters’ lock-up associated with the S&P 500 Index inclusion offering would reasonably be expected to prevent the completion of the second formation offering within the time prescribed by the Registration Agreement; or

•

without the consent of the MAC Trusts if the underwriters’ lock-up associated with the S&P 500 Index inclusion offering would reasonably be expected to prevent the completion of the third formation offering within the time prescribed by the Registration Agreement.

We will in good faith determine the maximum number of shares that may be sold in the S&P 500 Index Inclusion Offering (if any) in consultation with Cargill (if Cargill then holds shares of our common stock) and the MAC Trusts.

Released Share Offerings

Following the two-year anniversary of the Split-off, the MAC Trusts will have the right to request that the Company effect an underwritten secondary offering (which is referred to as a “released share offering”) of our common stock pursuant to a registration statement by making such a request during the “demand period” applicable to each “lock-up release date.” The demand period is generally the 30-day period beginning on the date that is six months prior to the first lock-up release date, the second lock-up release date and the third lock-up release date, as applicable. No demand may be made, however, until at least twelve months after the closing of the last Formation Offering (or the S&P 500 Index inclusion offering) or, if applicable, twelve months following another underwritten public offering effected by the Company after the last of the Formation Offerings (or S&P 500 Index inclusion offering). If the MAC Trusts do not request a released share offering during any demand period, the Company will have the right to effect a released share offering in accordance with the Registration Agreement. The “lock-up release dates” are as follows:

•	“first lock-up release date”: the first day after the 30-month anniversary of the Split-off.

•	“second lock-up release date”: the first day after the 42-month anniversary of the Split-off.

•	“third lock-up release date”: the first day after the 54-month anniversary of the Split-off.

The exact timing of any released share offering will be determined by the Company in good faith after receiving a request for, or in the absence of such request, its own election to effect, a released share offering but no later than one month prior to the next applicable lock-up release date following the applicable demand period.

The MAC Trusts and the other exchanging Cargill stockholders will have the right to participate in each of the released share offerings.

The Company will not be obligated to conduct a released share offering if the aggregate number of shares of common stock requested to be sold in such offering will be less than 9,500,000 shares unless such request includes all remaining shares of the Company entitled to be included in such released share offering.

The Company may also be required, under specified circumstances set forth in the Registration Agreement, to maintain a “shelf” registration statement under which exchanging Cargill stockholders may sell shares of our common stock then held by such stockholders and not otherwise subject to any lock-up restrictions.

Restrictions on Equity Issuances, Share Repurchases

The Registration Agreement provides that during the period beginning on the closing date and ending upon the later of (x) such time as the MAC Trusts have transferred 49,500,000 shares of stock of the Company and (y) the consummation of the second formation offering, but no later than the second anniversary of the closing date, neither the Company nor any of its subsidiaries may, directly or indirectly:

•

issue, authorize for issuance, transfer or otherwise dispose of, or register for issuance, sale, transfer or other disposition, announce an intention to issue, sell, transfer or otherwise dispose of, contract or offer to issue, sell, transfer or otherwise dispose of, or grant any option, right or warrant to purchase, or any other right to acquire:

•	any shares of capital stock of GNS, Mosaic or any successor entity to GNS or Mosaic;

•	any options or other securities convertible, exchangeable or redeemable for, any shares of capital stock of GNS, Mosaic or any successor entity to GNS or Mosaic; or

•

any other security or right that may entitle its holder to vote, or participate with respect to dividends or upon liquidation of GNS, Mosaic or any successor entity to GNS or Mosaic (the securities described in this bullet point and in the two bullet points immediately above are referred to as “equity securities”); or

•

issue, authorize for issuance, transfer or otherwise dispose of, offer or enter into any swap, derivative or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic risks or consequences of ownership of shares of any equity securities, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

However, the prohibitions described above will not prohibit the following transactions (in each case, subject to the terms of the Tax Agreement):

•	the consummation of the Merger pursuant to the terms of the Merger and Distribution Agreement;

•	grants or issuances of equity compensation in the ordinary course pursuant to any employee or director stock plan or other employee or director benefit plan arrangement or employment contract;

•	the registration, sale, and offering of the Company’s securities pursuant to the Registration Agreement, as described above;

•

the granting by the Company of registration rights to exchanging Cargill debt holders pursuant to the debt exchange agreements; and the registration, offering and sale of the Company’s stock transferred to any exchanging Cargill debt holder in the debt exchanges in accordance with the terms of the applicable debt exchange agreements;

•

the issuance of any shares of common stock and/or class A common stock upon conversion of any shares of class A common stock or class B common stock transferred by Cargill to the exchanging Cargill stockholders or the MAC Trusts pursuant to the Split-off; or

•

one or more otherwise prohibited primary equity issuances for the account of the Company, if and to the extent that our board of directors reasonably determines in good faith, after consultation with its financial advisor, evidenced by an officer’s certificate delivered to the MAC Trusts and, prior to the second formation offering, Cargill, that (A) the Company requires capital in order to fund its ongoing operations and/or capital expenditure programs and (B) it is advisable for the Company to raise such capital through one or more of such primary equity issuances;

•

any primary equity issuance that the MAC Trusts and, at any time prior to the second formation offering, Cargill, shall have consented to in writing (such consents not to be unreasonably withheld or delayed);

•	issuances by a wholly-owned subsidiary of the Company of its capital stock to its parent or to another wholly-owned subsidiary of the Company; or

•	issuances of equity securities or shares of common stock in accordance with any stockholder rights agreement of the Company.

Additionally, absent the Company receiving a waiver from Cargill and the MAC Trusts, the Registration Agreement provides that during the period beginning on the date the Registration Agreement was executed and ending on the first lock-up release date, the Company shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, purchase or acquire any equity securities other than purchases by the Company (in each case subject to the terms of the Tax Agreement):

•

of shares of our common stock in the ordinary course in connection with the exercise or vesting of any equity-based awards under any employee or director stock plan or other employee or director benefit plan arrangement (including in order to pay taxes or satisfy withholding obligations in respect of such taxes in connection with any such exercise or vesting);

•

from the MAC Trusts at any time and from time to time in an amount not to exceed 49.5 million shares less the number of shares of our stock previously transferred by the MAC Trusts (subject to specified exceptions); and

•

pursuant to any self tender offer by us for shares of our stock commenced on or after the twenty-four month anniversary of the closing date if, treating all series and classes of our stock as one class of securities for this purpose, such self tender offer would comply with the terms and provisions of Rule 13e-4 promulgated under the Exchange Act (whether or not such terms and provisions are otherwise applicable).

Limitations on Registration

During the first two years following the closing date, we will not be obligated to register any shares of common stock for the Formation Offerings and other offerings described above in the aggregate in excess of the sum of (x) 49,500,000 plus (y) the total number of Cargill Retained Shares (which is expected to be approximately 107,500,000 shares of our common stock).

We have agreed not to initiate or effect, or participate in, any public offering for cash in a transaction involving an underwriting of shares of our stock or other equity securities (i) for a period of twelve months beginning on the later of the closing of the last Formation Offering and any S&P 500 Index inclusion offering (or after the closing of all sales of shares pursuant to any overallotment option granted to underwriters in connection with such formation offering or S&P 500 Index inclusion offering) and (ii) if we effect a public offering or underwriting pursuant to the following provision, for a period of twelve months beginning on the closing of any such public offering or underwriting (or after the closing of all sales of shares pursuant to any overallotment option granted to underwriters in connection therewith); provided, that the foregoing shall not prohibit, subject to the terms of the Tax Agreement, one or more public offerings or underwritings of shares of the Company’s stock or other equity securities for the account of the Company, if and to the extent that the our board of directors reasonably determines in good faith, after consultation with its financial advisor, evidenced by an officer’s certificate delivered to the MAC Trusts and Cargill, that (A) the Company requires additional capital in order to fund its ongoing operations and/or capital expenditure programs and (B) it is necessary (after in good faith considering and taking into account other alternatives available to the Company to raise such capital and the possible negative implications that raising such capital through such public offering or underwriting could have on the ability to timely conduct the first released share offering) for the Company to raise such capital through such public offerings or underwritings.

Indemnification

The Registration Agreement provides that GNS and Mosaic will indemnify Cargill, the MAC Trusts, each holder of shares of the Company to be sold pursuant to the Registration Agreement and their respective directors, officers, fiduciaries, employees, stockholders, members or general or limited partners (and each person, if any, who controls Cargill, the MAC Trusts or such other holder) from and against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings and expenses to which such party being indemnified may become subject under the Securities Act or otherwise, which arise out of or are based upon any untrue statement or alleged untrue statement of any material fact in, or omission or alleged omission of any material fact from, any registration statements and other documents filed with the SEC pursuant to the Registration Agreement, subject to certain exceptions.

In addition, subject to certain exceptions, each holder of shares of the Company’s stock included in any Formation Offering, S&P 500 Index inclusion offering or released share offering will indemnify GNS and Mosaic and their respective directors, officers, fiduciaries, employees, stockholders, members or general or limited partners, each person controlling GNS and/or Mosaic and other holders of shares of the Company being sold in such offering with respect to any untrue statement or alleged untrue statement of any material fact in, or omission or alleged omission of any material fact from, the applicable registration statements and other documents filed pursuant to the Registration Agreement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written instructions furnished specifically for use in connection with the preparation of such registration statement or other document to the Company or any of their representatives by or on behalf of such holders of shares of the Company being sold in such offering pursuant to the Registration Agreement.

Governance Agreement

Mosaic, GNS, the MAC Trusts and various trusts formed by and/or for the benefit of members of the Cargill and MacMillan families, the families that own a controlling interest in Cargill, have entered into a governance agreement (the “Governance Agreement”). As a condition to the Mosaic parties’ obligation to complete the Merger, each exchanging stockholder who, to Cargill’s knowledge at the time of closing, is reasonably expected to, or is part of a group of stockholders reasonably expected to, beneficially own 5% or more of the voting power of the Company for the election of directors immediately following the Split-off (such stockholder is referred to as a “significant stockholder”), must be a party to the Governance Agreement. Currently, and based on the same assumptions made in the illustrative examples on pages 4 and 19 of this prospectus, immediately after the Split-off and before this offering the number of our securities expected to be subject to the provisions of the Governance Agreement are: (i) approximately 114.4 million shares to be received by the MAC Trusts (representing approximately 37.9% of the voting power for the election of directors and approximately 25.6% of our total outstanding shares); and (ii) approximately 41 million shares in the aggregate (representing approximately 28.1% of the voting power for the election of directors and approximately 9.2% of our total outstanding shares) to be received by approximately 20 other trusts formed by and/or for the benefit of members of the Cargill and MacMillan families (the “Other Trusts”). However, none of the Other Trusts is expected to own in excess of 10% of the voting power, and accordingly none of the Other Trusts is expected to be subject to the voting restrictions contained in the Governance Agreement and discussed below. Moreover, none of the Other Trusts is expected to own in excess of 5% of our total outstanding shares and accordingly the transfer and standstill restrictions contained in the Governance Agreement and discussed below would cease to apply in the event the class B common stock were converted to class A common stock and/or common stock. The exchanging Cargill stockholders who are not expected to be parties to the Governance Agreement are expected to receive, based on the same assumptions made in the illustrative examples on pages 4 and 19 of this prospectus, approximately 22.8 million shares of our class B common stock in the aggregate (representing approximately 15.6% of the voting power for the election of directors).

Pursuant to the Governance Agreement, each significant stockholder has agreed not to “transfer” (which is broadly defined in the Governance Agreement) any voting securities of the Company beneficially owned by such significant stockholder for two years following the closing date, except that the following transfers will be generally allowed:

•	transfers with the prior written consent of the Company;

•

transfers that are “permitted transfers” under the post-Merger restated certificate of incorporation of the Company (which includes transfers relating to payment of estate taxes, intra-family matters, death, bankruptcy-related matters and satisfaction of annual distribution requirements applicable to certain charitable organizations);

•

transfers that the MAC Trusts are allowed to engage in under the Registration Agreement (such as the Formation Offerings or private sales by the MAC Trusts), provided that in the case of private sales (i) the transfer cannot be made to companies or other persons whose primary business is in the agribusiness sector or in the business of mining or who are significant customers of the Company (which are referred to as “prohibited persons”) and (ii) the transferee in a transfer that will make such transferee a beneficial owner of 5% or more of the voting power for the election for the Company’s board of directors will need to agree to be bound by the Governance Agreement; or

•	transfers pursuant to business combination or similar transaction approved by the our board of directors.

The Governance Agreement also provides that after the two-year anniversary of the closing of the Merger, a significant stockholder can only make the following specified transfers:

•	transfers with the prior written consent of the Company;

•	transfers that are “permitted transfers” under our post-Merger restated certificate of incorporation (as discussed above);

•	transfers pursuant to a business combination or similar transaction approved by the our board of directors;

•	transfers in open market transactions of common stock on the NYSE (or other market in which the common stock principally trades);

•	transfers that are allowed under the Registration Agreement (such as the released share offerings and sales pursuant to a shelf registration statement);

•

a transfer that is a “permitted private transfer,” which is a transfer to any person other than a prohibited person of (i) shares not yet released from their applicable lock-up restrictions so long as such transfer represents more than 5% of the total voting power for the election of the our board of directors and is made to a transferee who agrees to be bound by the Governance Agreement, or (ii) shares released from their applicable lock-up restrictions to a transferee who either will not, after giving effect to the transfer, beneficially own 5% of more of the total voting power for the election of our board of directors or will agree to be bound by the Governance Agreement;

In addition, the following revisions with respect to transfer restrictions will be made to the Governance Agreement in connection with the settlement of the Stockholder Actions as described in the section entitled “The Transactions—Litigation Relating to the Merger”:

•

transfers of class B common stock that require the prior written consent of the Company can only be made at a price per share that does not exceed the “common market price” (which is defined to mean the average of the volume-weighted average trading price of our common stock on the NYSE for the 20 days before such transfer); or

•

transfers pursuant to a business combination or similar transaction approved by our board of directors can only be made if all classes of Company stock are offered the same form and amount of consideration per share.

The transfer restrictions imposed by the Governance Agreement cease to apply to a significant stockholder once such stockholder, together with certain of such stockholder’s permitted transferees, beneficially owns less than 5% of the total voting power for the election of the our board of directors.

Pursuant to the Governance Agreement, each significant stockholder is to be generally subject to standstill restrictions until the earlier of (i) the fifth anniversary of the closing of the Merger (which date will be revised to the 54-month anniversary of the closing of the Merger following the amendment of the Governance Agreement that is expected to be made in connection with the settlement of the Stockholder Actions as described in the section entitled “The Transactions—Litigation Relating to the Merger”) and (ii) the date such stockholder together with certain of such stockholder’s permitted transferees, beneficially owns less than 5% of the total voting power for the election of our board of directors, including restrictions against:

•	acquiring any additional shares of our stock (subject to specified exceptions);

•

acquiring or seeking or proposing to acquire, by tender offer, merger, restructuring or other extraordinary transaction, a material portion of the Company’s business or all or substantially all of the Company’s assets, or engaging in any such a transaction involving the Company;

•	seeking to affect control of the management of the Company, including by running a proxy contest, by publicly announcing such intention, or through filings with any governmental entity;

•	calling a stockholders meeting or proposing any director nominations or other matters to be voted on by the Company’s stockholders; or

•	taking any actions or entering into any discussions inconsistent with the foregoing.

In addition, each significant stockholder has agreed that, until the earlier of the third anniversary of the closing of the Merger and the date on which such stockholder together with certain of such stockholder’s permitted transferees, beneficially owns less than 10% of the total voting power for the election of the our board of directors, such stockholder will, among other things, vote its shares of the Company’s stock (other than with respect to the election of directors and with respect to a proposal to convert the class B common stock into class A common stock or common stock (or a combination thereof)) at all meetings of the our stockholders in accordance with our board of directors’ recommendation with respect to each matter, so long as holders of a majority of the voting securities owned by all holders other than the significant stockholders who have submitted proxies to the Company in respect of such meeting have authorized us to vote their securities represented by such proxies to be voted in accordance with our board of directors’ recommendation on such matter. Following the amendment to the Governance Agreement that is expected to be made in connection with the settlement of the Stockholder Actions as described in the section entitled “The Transactions—Litigation Relating to the Merger”, (i) the voting agreement of each significant stockholder described in this paragraph will only apply to common stock and class A common stock and (ii) each significant stockholder will vote its shares of class B common stock (other than with respect to the election of directors and with respect to a proposal to convert the class B common stock into class A common stock or common stock (or a combination thereof)) at all meetings of our stockholders in a manner that is proportionate to the manner in which all holders other than the significant stockholders who have submitted proxies to us in respect of such meeting have authorized their securities represented by such proxies to be voted.

Tax Agreement

Mosaic, GNS and Cargill entered into the Tax Agreement in order to provide for certain tax-related obligations and indemnifications with respect to the Merger and Split-off. The Tax Agreement contains representations made by Mosaic and GNS that relate to the tax treatment of the Merger and Split-off. It also provides for certain restrictions on our and our subsidiaries’ actions following the Split-off, including agreed-upon limitations on the number of shares that we may issue, redeem, or give our consent to transfer.

Under the Tax Agreement, Mosaic and GNS have agreed to indemnify Cargill and its subsidiaries for taxes and tax-related losses imposed on Cargill and its subsidiaries that are attributable to, arise out of or result from the Split-off and/or debt exchanges failing for certain reasons to qualify as tax-free, if the taxes and related losses are attributable to, arise out of or result from (i) the Company or MOS Holdings having engaged in certain “prohibited acts,” generally during the two-year period following the Split-off or (ii) any breach or inaccuracy of any representation, warranty or covenant made by Mosaic or GNS in the Tax Agreement. Generally speaking, a “prohibited act” under the Tax Agreement consists of any of the following actions of the Company or any of its subsidiaries:

•

entering into, or being a party to any agreement, understanding, arrangement or substantial negotiations (as defined in Treasury Regulations promulgated under Section 355(e)) pursuant to which any person would, directly or indirectly, acquire, increase or have the right to acquire or increase such person’s ownership interest (by vote or value) in the Company or MOS Holdings; provided that (1) acquisitions contemplated by the transaction documents (including the Formation Offerings), and (2) equity issuances, redemptions (from the MAC Trusts or in connection with the exercise or vesting of equity-based awards) and approvals of transfers within an agreed-upon “basket” of a maximum of approximately 42 million shares (subject to reduction in the event of redemptions) will not constitute “prohibited acts”;

•

approving or recommending a third-party tender offer or exchange offer for the Company’s stock or causing or permitting any merger, reorganization, combination or consolidation of the Company or MOS Holdings with or into any person, including any liquidation or partial liquidation of the Company or MOS Holdings;

•	taking any action that would cause any share of the Company held by MOS Holdings following the Merger not to be considered outstanding for United States federal income tax purposes;

•

subdividing, declaring or paying any stock dividend in respect of, or combining the outstanding shares of the Company’s stock (other than, generally, conversions provided for in the post-Merger restated certificate of incorporation of the Company);

•	causing or permitting the Company or MOS Holdings to be treated as other than a corporation for United States federal income tax purposes;

•	causing the Company’s “separate affiliated group” (as defined in Section 355(b) of the Code) to fail to be engaged in the fertilizer business;

•

reclassifying, exchanging or converting any shares of the Company’s stock into another class or series of the Company’s stock (other than, generally, conversions provided for in the post-Merger restated certificate of incorporation of the Company);

•

amending, altering or changing the voting rights of any shares of the Company’s stock (other than a conversion of class B common stock to either class A common stock or common stock (or a combination thereof) upon the receipt of stockholder approval, as described herein) or paying a stock dividend that increases or decreases the proportionate voting rights of any class of the Company’s stock;

•

initiating, effecting or participating in the first of the “released share offerings” described herein until twelve months have elapsed since the last Formation Offering (or, if later, any other “public offering” (as defined in the Treasury Regulations promulgated under Section 355(e))) conducted by the Company;

•

other than with respect to shares of the Company’s stock being sold in transactions contemplated by the transaction documents, or any actions in connection therewith, knowingly facilitating the acquisition of the Company’s stock by any person or coordinating group (as defined in Treasury Regulation §1.355-7(h)(4)) (other than Cargill and its subsidiaries) including by furnishing any material, non-public information concerning any Mosaic party to any such person or coordinating group, if, to the knowledge of the Company, such acquisition would result in any person or coordinating group beneficially owning, directly or indirectly, 10% or more of the outstanding shares of the Company’s common stock;

•

other than with respect to shares of the Company’s stock being sold in transactions contemplated by the transaction documents, or any actions in connection therewith, knowingly facilitating the participation in the management or operation of the Company (including by becoming a director of the Company) by a person or coordinating group (as defined in Treasury Regulation §1.355-7(h)(4)) (other than Cargill and its subsidiaries) who, to the knowledge of the Company, beneficially owns, directly or indirectly 5% or more of the outstanding shares of the Company’s common stock; and

•	electing to treat Merger Sub as a corporation for United States federal income tax purposes.

The redemptions and equity issuances that may be undertaken within the “basket” described under the first bullet-point above are also restricted as described under the heading “Description of Certain Transaction Agreements—The Registration Agreement—Restrictions on Equity Issuances, Share Repurchases.”

Under the Tax Agreement, any of these “prohibited acts” may be undertaken by the Company if it receives an opinion, satisfactory to Cargill, that such action(s) will not result in the Split-off or the debt exchanges being treated as taxable transactions. However, the receipt of any such opinion does not relieve the Company of its indemnification obligations under the Tax Agreement.

The Tax Agreement also provides the parties’ rights to participate in and control a tax audit of the transactions. Any tax controversy relating to the transactions described herein will be conducted and controlled by the party in whose tax return the controversy arises. The other party would have the right to jointly participate in the tax controversy at its own expense. The party controlling the tax controversy may not agree to pay or settle a tax controversy without the other party’s consent, which shall not be unreasonably withheld or delayed.

Registration Rights Agreement

GNS and the MAC Trusts entered into a registration rights agreement. The registration rights agreement generally provides that, following 180 days after the 54-month anniversary of the Split-off, the MAC Trusts would have two rights to request that the Company file a registration statement under the Securities Act, pursuant to which the MAC Trusts could sell any remaining shares of the Company that the MAC Trusts received in the Split-off and did not otherwise dispose of prior to the request being made.

In addition, the registration rights agreement provides the MAC Trusts will be generally entitled to certain “piggyback” rights following 180 days after the 54-month anniversary of the Split-off if the Company proposes to register any of its equity securities under the Securities Act (other than pursuant to a demand registration described above, registrations related solely to employee benefit plans or a transaction under Rule 145 of the Securities Act).

OTHER ARRANGEMENTS AND RELATIONSHIPS BETWEEN MOSAIC AND CARGILL

Mosaic was formed in 2004 through the business combination of IMC Global Inc. (“IMC”) and the fertilizer business of Cargill (the “2004 transaction”). The principal relationships between Mosaic and Cargill are described in the following paragraphs. The transactions and agreements discussed below (with the exception of an Existing Registration Rights Agreement, as defined below) will not be affected by the Merger, Split-off, Debt Exchanges or Formation Offerings described elsewhere in this prospectus.

Registration Rights Agreement

In connection with the 2004 transaction, the Company and Cargill entered into a Registration Rights Agreement (which is referred to as the “Existing Registration Rights Agreement”).

Pursuant to the Existing Registration Rights Agreement, Cargill has the right to request that Mosaic file a registration statement with the SEC for an offering of Cargill’s shares of Company common stock. In addition, if Mosaic proposes to register any of its securities under the Securities Act, Cargill may request that its shares of Mosaic common stock be included in the registration.

Upon the closing of the Initial Formation Offering, the Existing Registration Rights Agreement will terminate and will be void and of no force and effect.

Reimbursement of Pre-Combination Incentive Compensation

In connection with the 2004 transaction, various former Cargill employees who became Mosaic employees retained their stock options and cash performance options granted by Cargill prior to the 2004 transaction pursuant to Cargill’s compensation plans. Liabilities associated with these stock options and cash performance options were primarily related to the Cargill fertilizer businesses and Mosaic assumed them. Mosaic’s maximum aggregate reimbursement obligation to Cargill for costs associated with pre-combination stock options and cash performance options under no circumstance can exceed $9.8 million. Mosaic has no reimbursement obligation for any pre-combination stock option or cash performance option award to any former Cargill employee who are Mosaic executive officers. During the Company’s 2010 fiscal year, Mosaic reimbursed Cargill approximately $6,000 for costs associated with the pre-combination stock options and cash performance options.

Pensions Plans and Other Benefits

Pension and other postretirement benefit liabilities for various former employees of Cargill’s fertilizer businesses were not transferred to Mosaic in connection with the 2004 transaction. These former Cargill employees remain eligible for pension and other postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and charges them to Mosaic. The amount that Cargill may charge Mosaic for these pension costs may not exceed $2.0 million per year and is capped at $19.2 million in the aggregate. This cap does not apply to the costs associated with certain union participants who were active participants and earned service credit under Cargill’s pension plans after the 2004 transaction and on or prior to December 31, 2010. Mosaic incurred costs of approximately $1.1 million under these arrangements in its fiscal 2010.

Cargill Transactions Subcommittee and Other Transactions with Cargill

The Cargill transactions subcommittee of the corporate governance and nominating committee of our board of directors, comprised solely of independent directors, is responsible for reviewing and approving transactions , arrangements or agreements between the Company and Cargill. Mosaic’s related person transactions approval policy provides for the delegation of approval authority for certain transactions with Cargill, other than those of the type described in such related person transactions approval policy, to an internal committee comprised of senior managers. The internal management committee is required to report its activities to the Cargill transactions subcommittee on a periodic basis.

The Company and its subsidiaries engage in various transactions, arrangements and agreements with Cargill, which are described below. The Cargill transactions subcommittee (or a predecessor special transactions committee of the Company’s board of directors) or the Company’s internal management committee has either approved or ratified these transactions, arrangements or agreements.

The Company and its subsidiaries have negotiated each of the following transactions, arrangements and agreements with Cargill on the basis of what the Company and its subsidiaries believe to be competitive market practices.

•

Supply Agreements. Subsidiaries of the Company sell fertilizer to Cargill or its subsidiaries under supply agreements for resale through their retail stores in United States and Western Canada. A subsidiary of the Company also sells phosphate fertilizer under a supply agreement with Cargill’s subsidiary in Argentina. In Mosaic’s fiscal 2010, sales were approximately $15.5 million, $60.2 million and $14.4 million, respectively, under these supply agreements. A subsidiary of the Company also has an agreement to sell untreated white muriate of potash to Cargill’s salt business in the United States, pursuant to which sales were approximately $2.5 million during Mosaic’s fiscal 2010. In addition, subsidiaries of the Company have various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition, grain and oilseeds, and poultry businesses. Sales under these agreements in Mosaic’s fiscal 2010 were approximately $16.3 million.

•

Spot Fertilizer Sales. From time to time, subsidiaries of the Company make spot fertilizer sales to Cargill’s subsidiary in Paraguay and Bolivia. The Cargill subsidiary purchased approximately $16.9 million of fertilizer product in these spot sales in Mosaic’s fiscal 2010.

•

Ocean Transportation Agreement. A subsidiary of the Company has a non-exclusive agreement with Cargill’s Ocean Transportation Division to perform various freight related services for the Company. During Mosaic’s fiscal 2010, the Company paid Cargill approximately $84.4 million (inclusive of fees and freight paid to Cargill, which is responsible for payment to vessel owners and charterers) for freight and related services under this agreement.

•

Barter Agreements. Company subsidiaries have barter relationships with Cargill’s grain and oilseeds businesses in Brazil and Argentina. The number of barter transactions varies from year to year. Cargill paid the Company and its subsidiaries approximately $84.8 million in Brazil and $73.8 million in Argentina under these relationships in Mosaic’s fiscal 2010.

•

Miscellaneous Co-Location Agreements. The Company and its subsidiaries have various office sharing and sublease arrangements with Cargill in various geographic locations, including with respect to certain offices in Argentina, Brazil, China and the United States. The Company and its subsidiaries incurred costs of approximately $0.6 million under these arrangements in fiscal 2010.

•	Miscellaneous. There are various other agreements between the Company and /or its subsidiaries and Cargill which the Company believes are not significant to it.

SELLING STOCKHOLDERS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of Securities by Directors and Executive Officers

The following table shows the number of shares of common stock of The Mosaic Company (referred to in this section as “Mosaic”) owned beneficially, as of April 30, 2011, by (1) each director of Mosaic, (2) each executive officer of Mosaic named in the Summary Compensation Table in Mosaic’s 2010 Definitive Proxy Statement on Schedule 14A filed with the SEC on August 24, 2010, and (3) all of Mosaic’s directors and executive officers as a group. Unless otherwise indicated, the named individual has sole voting and investment power with respect to the shares of common stock beneficially owned by that individual, and his or her shares are not subject to any pledge. After the Merger and Split-off, it is anticipated that all of the directors and executive officers will hold common stock of GNS II (U.S.) Corp. (referred to in this section as the “Company”) in the same amounts indicated in the table below. See “The Transactions.” None of such individuals is a selling stockholder in the offering. The information below reflects recent transactions by certain of our executive officers and directors. See “Shares Eligible for Future Sale—Recent Sales.”

Name of Beneficial Owner	Number of Shares of Mosaic Common Stock Beneficially Owned (1)(2)(3)	Percent of Outstanding Mosaic Common Stock
Norman B. Beug(4)	111,956	*
Phyllis E. Cochran	10,551	*
William R. Graber	21,592	*
Emery N. Koenig	—	*
Robert L. Lumpkins	29,387	*
Richard L. Mack	148,053	*
Harold H. MacKay	36,542	*
David B. Mathis	57,909	*
William T. Monahan	23,792	*
James (“Joc”) C. O’Rourke	4,006	*
James L. Popowich	9,336	*
James T. Prokopanko	382,404	*
Sergio Rial	—	*
David T. Seaton	2,685	*
Steven M. Seibert	11,984	*
Lawrence W. Stranghoener(5)	265,615	*
All directors and executive officers as a group (20 persons)	1,286,822	*

*	Represents less than 1% of the outstanding shares.
(1)	Beneficial ownership of securities is based on information furnished or confirmed by each director or executive officer.

(2)	Includes the following shares subject to stock options or restricted stock units exercisable, vested or vesting within 60 days of April 30, 2011:

Name	Stock Options	Restricted Stock Units
Norman B. Beug	25,142	—
Phyllis E. Cochran	—	4,039
William R. Graber	—	4,039
Robert L. Lumpkins	—	8,078
Richard L. Mack	110,130	—
Harold H. MacKay	21,750	4,039
David B. Mathis	17,600	4,039
William T. Monahan	—	4,039
James (“Joc”) C. O’Rourke	4,006	—
James L. Popowich	—	4,039
James T. Prokopanko	298,409	—
David T. Seaton	—	2,685
Steven M. Seibert	—	4,039
Lawrence W. Stranghoener	173,150	—
All directors and executive officers as a group (20 persons) (4)	782,657	39,036

(3)	We have included stock options and restricted stock units only if they are exercisable, or vest, within 60 days of April 30, 2011.
(4)	As of May 11, 2011, Mr. Beug is no longer an executive officer. See “Summary—Recent Developments—Departure of an Executive Officer.”
(5)	Includes 250 shares of common stock held by Mr. Stranghoener’s three children.

Ownership of Securities by Others

We believe that as of April 30, 2011, the following named organizations are either (i) the beneficial owners of more than 5% of the outstanding common stock of Mosaic, based on filings with the SEC or (ii) would be the beneficial owners of more than 5% of the outstanding common stock of the Company following the Merger and Split-off, assuming the full conversion of shares of class A common stock and class B common stock into shares of common stock. Although share amounts and percentages presented herein assume full conversion of class A common stock and class B common stock into shares of common stock, for the purposes of determining beneficial ownership under applicable U.S. Securities and Exchange Commission rules, ownership of shares of class A common stock and class B common stock may not result in beneficial ownership of shares of common stock due to conversion restrictions on shares of class A common stock and class B common stock.

Name and Address of Beneficial Owner	Number of Shares of Mosaic Common Stock Beneficially Owned Before the Merger and Split-off (1)		Percent of Outstanding Mosaic Common Stock Before the Merger and Split-off (1)		Number of Shares of Company Common Stock Beneficially Owned After the Merger and Split-off (1)(2)		Percent of Outstanding Company Common Stock After the Merger and Split-off (1)(2)
Cargill, Incorporated	285,759,772	(3)	64	%(3)	107,500,000	(4)	24.07	%(4)
15615 McGinty Road West
Wayzata, Minnesota 55391

The Anne Ray Charitable Trust 6889 Rowland Road Eden Prairie, MN 55344	—		*		62,396,115	(5)	13.97	%(5)

The Margaret A. Cargill Foundation 6889 Rowland Road Eden Prairie, MN 55344	—		*		52,044,908	(6)	11.65	%(6)

*	Represents less than 1% of the outstanding shares.
(1)	Pursuant to the Merger, holders of Mosaic common stock will receive either class A common stock, class B common stock or common stock of the Company.
(2)	All beneficial ownership amounts and percentages in columns designated as after the Merger and Split-off assume the conversion of all shares of class A common stock and class B common stock into shares of common stock, as shares of class A common stock and class B common stock will be convertible into shares of common stock subject to certain conditions. See “Description of Capital Stock—Transfer Restrictions and Conversion Provisions.”
(3)	Includes 30,155,221 shares of common stock held by GNS I (U.S.) Corp. and 243,972,618 shares of common stock held by Cargill Fertilizer, Inc., both of which are wholly-owned subsidiaries of Cargill, Incorporated. All of the shares held by GNS I (U.S.) Corp. and Cargill Fertilizer, Inc. will be transferred to Cargill, Incorporated prior to the effective time of the Merger.
(4)	Represents 107,500,000 shares of common stock. See “Description of Capital Stock.”
(5)	Represents 4,089,188 shares of common stock, 31,773,320 shares of class A common stock and 26,533,607 shares of class B common stock. See “Description of Capital Stock.”
(6)	Represents 3,410,812 shares of common stock, 26,502,284 shares of class A common stock and 22,131,813 shares of class B common stock. See “Description of Capital Stock.”

Selling Stockholders

The following table sets forth, for each MAC Trust that is a selling stockholder, the name, the number of shares of Company common stock beneficially owned after giving effect to the Merger and the Split-off, the number of shares of Company common stock being offered pursuant to this prospectus and the number of shares of Company common stock that will be beneficially owned immediately after the offering contemplated by this prospectus, assuming full conversion of class A common stock and class B common stock into shares of common stock .

Name of Selling Stockholder	Shares of Company Common Stock Beneficially Owned After the Merger and Split-off and Prior to this Offering	Shares of Company Common Stock Being Offered	Shares of Company Common Stock Subject to Option	Shares of Company Common Stock Beneficially Owned After this Offering		Percentage of Common Stock Beneficially Owned Prior to this Offering	Percentage of Company Common Stock Beneficially Owned After this Offering
				With Option (1)	Without Option (2)		With Option (1)(3)	Without Option (2)(3)
The Anne Ray Charitable Trust	62,396,115	4,089,188	0	58,306,927	58,306,927	13.97%	13.06%	13.06%
The Margaret A. Cargill Foundation	52,044,908	3,410,812	0	48,634,096	48,634,096	11.65%	10.89%	10.89%

(1)	Assumes the underwriters exercise their option to purchase an additional 15,000,000 shares of Company common stock in full. The MAC Trusts will not sell any additional shares pursuant to the underwriters’ over-allotment option.
(2)	Assumes the underwriters do not exercise their option to purchase additional shares of Company common stock.
(3)	All beneficial ownership amounts and percentages assume the conversion of shares of class A common stock and class B common stock into shares of common stock, as all shares of class A common stock and class B common stock will be convertible into shares of common stock subject to certain conditions. See “Description of Capital Stock—Transfer Restrictions and Conversion Provisions.” All shares being offered pursuant to this prospectus are shares of Company common stock.

In addition, after giving effect to the Merger and the Split-Off and prior to this offering, Cargill will beneficially own 107,500,000 shares of Company common stock. It is anticipated that two of the underwriters (either directly or through affiliates) of this offering (the “initial debt exchange parties”) will participate in the initial debt exchange with Cargill. The initial debt exchange agreement is expected to provide that the initial debt exchange parties, each acting as a principal for its own account, would exchange debt obligations of Cargill held by such initial debt exchange parties for shares of Company common stock to be received by Cargill in the Merger. If we, Cargill and the initial debt exchange parties enter into the initial debt exchange agreement, as described above, the initial debt exchange parties will be the owners of the shares of common stock that they acquire in the exchange, regardless of whether this offering is completed. For purposes of the U.S. federal securities laws, however, Cargill will be deemed a selling stockholder of any shares of Company common stock that the initial debt exchange parties acquire from Cargill in the exchange and sell in this offering. A total of 92,500,000 shares of Company common stock are expected to be exchanged by Cargill with the initial debt exchange parties pursuant to the initial debt exchange agreement (assuming the underwriters do not exercise their option to purchase additional shares) and subsequently sold in this offering. Following the completion of the expected initial debt exchange and the consummation of this offering, Cargill will beneficially hold 15,000,000 shares of Company common stock (or 3.4%), or no shares of Company common stock if the underwriters exercise their option to purchase additional shares in full.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our post-Merger restated certificate of incorporation and post-Merger amended and restated bylaws as each is anticipated to be in effect upon the closing of this offering. We also refer you to our post-Merger restated certificate of incorporation and post-Merger amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

Our authorized capital stock consists of (1) 1 billion shares of common stock, (2) 275 million shares of class A common stock, of which (i) 77,666,668 are designated class A common stock, series A-1 (“series A-1 stock”), (ii) 77,666,667 are designated class A common stock, series A-2 (“series A-2 stock”), (iii) 77,666,665 are designated class A common stock, series A-3 (“series A-3 stock”), and (iv) 42,000,000 are designated class A common stock, series A-4 (“series A-4 stock”); (3) 200 million shares of class B common stock, of which (i) 66,666,668 are designated class B common stock, series B-1 (“series B-1 stock”), (ii) 66,666,667 are designated class B common stock, series B-2 (“series B-2 stock”) and (iii) 66,666,665 are designated class B common stock, series B-3 (“series B-3 stock”); and (5) 15 million shares of preferred stock. The common stock, the class A common stock and the class B common stock are collectively referred to in this section as “Company stock.”

Immediately following the closing of this offering, there are expected to be approximately 275,800,000 shares of common stock issued and outstanding, approximately 58,300,000 shares of class A common stock issued and outstanding, approximately 112,500,000 shares of class B common stock issued and outstanding and no shares of preferred stock outstanding.

Common Stock, Class A Common Stock and Class B Common Stock

The common stock has the same economic rights as the class A common stock and class B common stock (including with respect to dividends and other distributions), and will vote together as a single class except as described below under the heading “—Voting.” Each share of each series of class A common stock is entitled to one vote per share with respect to all matters to which holders of class A common stock are entitled to vote. Each share of each series of class B common stock is entitled to ten votes per share with respect to the election of directors and one vote per share with respect to all matters to which holders of class B common stock are entitled to vote. The common stock is entitled to one vote per share with respect to all matters to which holders of common stock are entitled to vote. The class A common stock and class B common stock are subject to certain transfer restrictions as described under the heading “—Transfer Restrictions and Conversion Provisions.”

There will be four series of class A common stock and three series of class B common stock to facilitate the implementation of the transfer restrictions applicable to these shares. See “—Transfer Restrictions and Conversion Provisions.” Each series of class A common stock is substantially identical to each other series of class A common stock in all respects other than the date of expiration of the transfer restrictions applicable to each series and the date on which each series will automatically convert into shares of common stock, as more fully described below. Each series of class B common stock is substantially identical to each other series of class B common stock in all respects other than the date of the expiration of the transfer restrictions applicable to each series, as more fully described below.

Holders of Company stock are generally entitled to dividends and other distributions in cash, securities or property out of funds legally available for that purpose as may be declared by our board of directors. Our board of directors’ authority to declare dividends is subject to the rights of any holders of preferred stock and the availability of sufficient funds under the DGCL to pay dividends.

The Company stock has no preemptive rights and no cumulative voting rights.

In the event of our liquidation, dissolution or winding up, the holders of the Company stock will be entitled to receive, after payment in full of all amounts to which the holders of any then outstanding preferred stock may be entitled, the remaining assets to be distributed to the holders of the capital stock of the Company will be distributed ratably, on a share for share basis, among the holders of all classes and series of Company stock.

In addition, our post-Merger restated certificate of incorporation will provide that:

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(i) no dividends or distributions shall be paid in shares of class B common stock, (ii) we shall not issue any option, warrant or other right to acquire shares of class B common stock, (iii) nor shall we implement any rights plan that provides for the distribution of rights to purchase shares of class B common stock; and

•

we shall not (i) effect any reorganization, consolidation, combination or merger with or into another corporation or other entity (whether or not we are the surviving entity), (ii) consummate any agreement providing for, or otherwise approve, any tender or exchange offer for any shares of our stock, or (iii) grant any “top-up” option or other option in connection with any tender or exchange offer for any shares of our stock, unless, in each case (other than in the case of an implementation by us of a rights plan), the holders of outstanding shares of each class and series of our stock will be entitled to receive the same kind and amount of consideration (including shares of stock and other securities and property (including cash)), if any, for each share so held, without distinction between classes of our stock.

Preferred Stock

Our board of directors is authorized, subject to legal limitations and by certain provisions contained in our post-Merger restated certificate of incorporation (as described below), from time to time, to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, powers, relative preferences and rights of the shares of each series and the qualifications, limitations, or restrictions of the shares of each series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions, liquidation rights, and any other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof.

As of the date of this prospectus, there are no shares of the Company’s preferred stock issued and outstanding.

We may be able to issue the Company’s preferred stock in ways which may delay, defer or prevent a change in control of without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of the Company’s preferred stock with voting and conversion rights may adversely affect the voting power of the holders of the Company’s common stock, including the loss of voting control to others.

Transfer Restrictions and Conversion Provisions

The following is a detailed description of the transfer restrictions and conversion provisions applicable to each series of class A common stock and each series of class B common stock.

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Transfer restrictions. Except as expressly permitted in the post-Merger restated certificate of incorporation, class A common stock may not be transferred and class B common stock may not be transferred until the “lock-up” expiration date applicable to such shares. The lock-up expiration date applicable to the series B-1 stock is the 30-month anniversary of the Split-off (the “first lock-up release date”), the lock-up expiration date applicable to the series B-2 stock is the 42-month anniversary of the Split-off (the “second lock-up release date”) and the lock-up expiration date applicable to series B-3 stock, is the 54-month anniversary of the Split-off (the “third lock-up release date”). As set forth in the post-Merger restated certificate of incorporation, prior to the 24-month anniversary of the Split-off, our board of directors has the authority to waive or otherwise remove the transfer restrictions applicable to the series A-4 stock, or any other series of class A common stock held by the MAC Trusts so long as in either case transfers made by the MAC Trusts following any such waiver occur prior to the second anniversary of the Split-off. Following the 24-month anniversary of the Split-off, our board of directors may waive or otherwise remove the transfer restrictions applicable to all or a number of shares of each series of class A common stock together with its corresponding series of class B common stock (together, a “combined series of stock”) provided that, except in the case of a waiver or removal of the restrictions on transfer if required to permit transfers under the Governance Agreement, if our board of directors waives or otherwise removes the restrictions with respect to less than all of any combined series of stock, the number of shares of such combined series of each holder in respect of which the restrictions are waived or otherwise removed will be in proportion to the percentage of shares of such combined series of stock for which our board of directors is waiving or otherwise removing such restrictions. If our board of directors waives or otherwise removes the restrictions applicable to any combined series of stock pursuant to the previous sentence for less than all of the shares of that combined series of stock held by any holder, the waiver or removal of restrictions will apply first to that holder’s class A common stock of the combined series and second to that holder’s shares of class B common stock (if any) of such combined series.

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Restriction on buybacks of class A common stock and class B common stock. We shall not, and shall not permit any of our subsidiaries to, purchase or otherwise acquire any shares of class A common stock or class B common stock at a price per share that exceeds the common market price (which is defined to mean the average of the volume-weighted average trading price of our common stock on the NYSE for the 20 days before such transfer).

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Conversion of class B common stock. If our board of directors determines to submit to our stockholders, at a duly called meeting of stockholders, a proposal to effect a conversion of the shares of class B common stock, and this proposal is approved by the affirmative vote of the holders of a majority of the voting power of the shares of common stock, class A common stock and class B common stock entitled to vote and present in person or by proxy at the meeting, voting together as a single class, then each share of class B common stock will be converted, on a one-for-one basis in the manner described below. The approval by our stockholders as described in this paragraph is referred to as the “conversion approval.” If the conversion approval occurs before the first lock-up release date, each share of each series of class B common stock will be automatically converted into the corresponding series of class A common stock. If the conversion approval occurs on or after the first lock-up release date but before the second lock-up release date, each share of series B-1 stock will be automatically converted into one share of common stock, each share of series B-2 stock will be automatically converted into one share of series A-2 stock and each share of series B-3 stock will be automatically converted into one share of series A-3 stock. If the conversion approval occurs on or after the second lock-up release date but before the third lock-up release date, each share of series B-1 stock and each share of series B-2 stock will be automatically converted into one share of common stock and each share of series B-3 stock will be automatically converted into one share of series A-3 stock. If the conversion approval occurs on or after the third lock-up release date, each share of class B common stock will automatically be converted into one share of common stock. There is no binding commitment by our board of directors to, and there can be no assurance that our board of directors will, consider proposing a conversion or resolve to submit such a proposal to our stockholders. If submitted, there can be no assurance that our stockholders would approve such a conversion.

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Conversion of series A-4 stock. Prior to the second anniversary of the Split-off, each share of series A-4 stock will be automatically converted into common stock upon the sale of such share in a formation offering, in a market sale or in a private sale (as defined in “The Transactions—Description of Certain Transaction Agreements—The Registration Agreement—Market Sales; Private Sales”). On the second anniversary of the Split-off, each share of series A-4 stock still outstanding will convert automatically into one share of common stock.

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Conversion of series A-1 stock, series A-2 stock and series A-3 stock. Each share of each of such series of series A-1 stock, series A-2 stock and series A-3 stock will be automatically converted into one share of common stock on the lock-up release date applicable to the corresponding series of the class B common stock as described above. In addition, and as discussed in the description of the Registration Agreement (please see the section entitled “The Transactions—Description of Certain Transaction Agreements—Registration Agreement—Released Share Offerings”), the holders of class A common stock may also be permitted to participate in the released share offerings, each of which will take place in connection with the lock-up release dates, as described above. To the extent each such stockholder is permitted to sell shares of common stock in such offerings (as determined by the provisions of the Registration Agreement), a number of shares of class A common stock held by each such holder equal to the amount of common stock permitted to be sold by each such stockholder shall be automatically converted into common stock and sold in the applicable released share offering. As a general matter, to the extent there is capacity in each released share offering (as determined by the provisions of the Registration Agreement), each share of series A-1 stock will be converted and sold in the first released share offering, each share of series A-2 stock will be converted and sold in the second released share offering and each share of series A-3 stock will be converted and sold in the third released share offering. However, to the extent there is additional capacity in each of these offerings to sell more shares than would be converted in accordance with the previous sentence, shares of series A-3 will first be converted and sold in such offering, and if capacity still remains, shares of series A-2 stock will be converted and sold in such offering. Prior to the second anniversary of the Split-off, our board of directors may, in its sole discretion, convert any number of these shares automatically into common stock so long as such conversion occurs in connection with the sale of such shares in the Formation Offerings, a market sale or a private sale (as defined in section titled “The Transactions—Description of Certain Transaction Agreements— Registration Agreement—Market Sales; Private Sales”). Following the later of a conversion approval and the second anniversary of the Split-off, our board of directors may, in its sole discretion, convert any number of these shares automatically, at any time, into common stock so long as it does so ratably among all the holders of such stock.

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Death conversion. As set forth in the our post-Merger restated certificate of incorporation, in the event an estate of a person who has died after January 18, 2011 is a holder of the class A common stock or in the event a grantor, settler or beneficiary of a trust that holds shares of class A common stock dies after January 18, 2011, such estate or trust may, without payment of additional consideration, convert shares of class A common stock held by such trust or estate, on a share-for-share basis, into shares of common stock under certain circumstances and conditions described in our certificate of incorporation.

Voting

Each share of each series of class A common stock is entitled to one vote per share with respect to all matters to which holders of class A common stock are entitled to vote. Each share of each series of class B common stock is entitled to ten votes per share with respect to the election of directors and one vote per share with respect to all other matters to which holders of class B common stock are entitled to vote. The common stock is entitled to one vote per share with respect to all matters to which holders of common stock are entitled to vote. The common stock, the class A common stock and class B common stock vote together as a single class, except as provided below.

Notwithstanding the voting provisions described in the paragraph above, for so long as any shares of class A common stock or class B common stock are outstanding, we are generally prohibited from taking the following actions, without the requisite vote and/or the requisite votes (each, as defined below):

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amending, altering or repealing our certificate of incorporation (including by merger, consolidation or otherwise) if such amendment would alter or change the powers, preferences, or relative, participating, optional or other special rights of the shares of class A common stock and/or class B common stock (or any series thereof), or the qualifications, limitations or restrictions with respect thereto, so as to affect them adversely;

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establishing or issuing any series of preferred stock if the terms of such series of preferred stock would be violated or breached by or as a result of the conversion of the shares of class A common stock or class B common stock (or any series thereof), or the transfer of such shares;

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issuing shares of class A common stock or class B common stock (or any series thereof), other than pursuant to the Merger and other than issuances upon the conversion of series A-4 stock or class B common stock or upon a dividend or other distribution paid by the Company in such shares;

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permitting any reorganization, consolidation, combination or merger of the Company unless the consideration to be received by each holder of a share of class A common stock or class B common stock is the same kind and amount as any holder of a share of common stock will receive;

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permitting (including by its board of directors and subsidiaries) to make, agree to, approve or recommend any tender or exchange offer of any shares of common stock, class A common stock or class B common stock, unless such tender or exchange offer treats of series and classes of common stock, class A common stock and class B common stock as constituting one class of securities for such purpose;

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subdividing or combining the outstanding shares of common stock, class A common stock or class B common stock (or any series thereof), unless the outstanding shares of the other such classes and series are proportionately subdivided or combined in the same manner; and

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amending, altering or repealing the above described provisions in bullets one through six and the definitions in the paragraph below or adopting an inconsistent provision in the certificate of incorporation; provided that no vote required by the above described provisions in bullets one through six will be required for any action taken by the Company in connection with the implementation of a stockholder rights plan.

For purposes of this document, the term “requisite vote” and “requisite votes” shall mean, as applicable, in addition to any other or different vote required by applicable law, for purposes of any action described in bullets one through seven above, (1) the affirmative vote of holders of at least a majority of the voting power of the shares of all series of class A common stock and all series of class B common stock outstanding as of the record date therefor, voting together as a single class and (2) if any such action would affect a class or series of class A common stock and/or class B common stock, as applicable, less favorably, or more adversely, than it does any other class or series of class A common stock and/or class B common stock, the affirmative vote of holders of at least a majority of the voting power outstanding as of the record date therefor of the shares of the class or series less favorably or more adversely affected by such action voting as a separate class.

In addition, the post-Merger restated certificate of incorporation will also provide that, notwithstanding the voting provisions described in the first paragraph of this section “—Voting”, for so long as any shares of class A common stock or class B common stock are outstanding, we are generally prohibited from taking the following actions, without the requisite common vote (as defined below):

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amending, altering or repealing our certificate of incorporation (including by merger, consolidation or otherwise) if such amendment would alter or change the powers, preferences, or relative, participating, optional or other special rights of the shares of common stock, or the qualifications, limitations or restrictions with respect thereto, so as to affect them adversely;

•

subdividing or combining the outstanding shares of common stock, class A common stock or class B common stock (or any series thereof), unless the outstanding shares of the other such classes and series are proportionately subdivided or combined in the same manner; and

•

amending, altering or repealing the above described provisions in bullets one and two, the definition in the paragraph below, the restrictions on different treatment between classes of Company stock in connection with certain transactions as described above or adopting an inconsistent provision in our certificate of incorporation; provided that no vote required by the above described provisions in bullets one and two will be required for any action taken by us in connection with the implementation of a stockholder rights plan.

For purposes of this document, the term “requisite common vote” shall mean in addition to any other or different vote required by applicable law, for purposes of any action described in each of the three bullets one through three above, the affirmative vote of holders of at least a majority of the voting power of the shares of common stock outstanding as of the record date therefor.

Certain Effects of Authorized but Unissued Stock

Authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital and for corporate acquisitions. The Company could also use additional shares to dilute the stock ownership of persons seeking to obtain control of the Company pursuant to the operation of the rights plan or otherwise. See also “—Anti-Takeover Provisions in Certificate and Bylaws” below.

Anti-Takeover Provisions in the Certificate and Bylaws

The DGCL contains and our post-Merger restated certificate of incorporation and post-Merger amended and restated bylaws will contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our post-Merger restated certificate of incorporation and post-Merger amended and restated bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders, which include rules regarding how stockholders may present proposals to nominate directors for election at stockholders meetings, the ability of our board of directors to issue preferred stock without stockholder approval, the classification of our board of directors into three classes, the prohibition on stockholder action by written consent and the inability of stockholders to call special meetings.

Delaware Statutory Provisions

The Company is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Listing

The common stock of our predecessor is listed on the NYSE under the symbol “MOS”. The last reported sale price of the common stock on the NYSE on May 11, 2011 was $68.70 per share. Following completion of the Transactions, shares of our common stock are expected to be listed and traded under the same symbol as our predecessor.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock, including shares to be distributed in the Split-off and shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Following the Transactions, approximately 275.8 million shares of our common stock will be outstanding, of which 260.8 million will be freely tradable without restriction or further registration under the Securities Act (assuming no exercise of the underwriters’ over-allotment option). The remaining outstanding shares of common stock will be held by Cargill and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which we summarize below.

The shares of common stock held by Cargill will be subject to the lock-up agreements described below and will be available for sale in the public market pursuant to Rules 144 and 701 following expiration of such agreements.

Following the Transactions, approximately 58.3 million shares of class A common stock and approximately 112.5 million shares of class B common stock will be outstanding. All outstanding shares of class A common stock and class B common stock will be subject to transfer restrictions. See “Description of Capital Stock.”

Lock-Up Agreements

We, our directors and executive officers, Cargill and the MAC Trusts have entered into lock-up agreements in connection with this offering. See “Underwriting.” In addition, we, Cargill, the MAC Trusts and the exchanging Cargill stockholders have entered into lock-up agreements in connection with the Split-off. See “The Transactions—Description of Certain Transaction Agreements—The Registration Agreement.”

Registration Rights

Pursuant to the Registration Agreement and the Registration Rights Agreement, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, we have granted certain stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of up to approximately 170.8 million shares of our common stock. These shares will represent approximately 38% of our outstanding common stock after this offering (assuming full conversion of shares of class A common stock and class B common stock into common stock). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

For a description of rights some holders of common stock, class A common stock or class B common stock have to require us to register the shares of common stock they own or the shares of common stock they are entitled to receive pursuant to the conversion of class A common stock or class B common stock, see “The Transactions—Description of Certain Transaction Agreements—The Registration Agreement” and “The Transactions—Description of Certain Transaction Agreements—The Registration Rights Agreement.”

Registration Statements on Form S-8

Upon completion of the Transactions, we will succeed to the registration statements on Form S-8 relating to the Company 2004 Omnibus Stock and Incentive Plan, IMC Global Inc. 1988 Stock Option and Award Plan and the IMC Global Inc. 1998 Stock Option Plan for Non-Employee Directors, (together, the “Compensation Plans”). As a result, shares issued pursuant to the Compensation Plans, including upon exercise of stock options, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates and the management stockholder’s agreements described above.

As of April 30, 2011, approximately 3.3 million shares of common stock are issuable pursuant to existing awards under the Compensation Plans.

Recent Sales

On January 25, 2011, we announced that several of our senior executive officers and directors, including our President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer, and our Executive Vice President, General Counsel and Corporate Secretary, informed us that each of them may sell a portion of his or her shares of our predecessor’s common stock (including stock subject to vested employee stock options) into the public markets in order to diversify, to a limited extent, such person’s asset portfolio. The sales began the week of January 24, 2011, which is the first day during which any of such executives were permitted, under the Company’s stock trading guidelines, to do so this calendar year. Each participating executive officer limited his or her sales of stock to not more than 15% of the dollar value of his or her holdings of common stock (measured on a fully diluted basis, including all stock options and restricted stock units held by such person), representing less than 0.1% of our predecessor’s outstanding shares. In addition, after completing the sales, each executive officer or director is required to continue to comply with the our published guidelines for executive or director stock ownership. None of the participating executive officers had sold any of their common stock since our formation in 2004. These individuals and certain of the other participating executive officers and directors had been unable to sell into the market for an extended period of time due to, among other things, discussions with Cargill regarding the Split-Off. As of January 31, 2011, all of such sales had been completed and are reflected in the beneficial ownership table for directors and executive officers contained herein, with the exception of one executive officer who has entered into a binding trading plan for the sale of such shares over the 11 months following the entry into such plan, pursuant to the guidelines above.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership or any other entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations (“Treasury Regulations”) to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with tax considerations resulting from the Split-off or the Merger or with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions paid on our common stock will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the

United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period for our common stock and such non-U.S. holder held (at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period) more than 5% of our common stock.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we have not been and are not currently a “United States real property holding corporation” for United States federal income tax purposes, however, no assurance can be given that we will not become one in the future. If, however, we are or become a “United States real property holding corporation”, so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds, or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock. Non-U.S. holders should consult their own tax advisors about the consequences that could result if we are, or become, a “United States real property holding corporation”.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2011, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and UBS Securities LLC are acting as representatives (“the Representatives”) and joint book-runners, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
UBS Securities LLC

Total	100,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

All sales of the common stock in the United States will be made by U.S. registered broker/dealers.

Certain of the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 15,000,000 additional shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the offering, the Representatives may change the offering price and concession and discount to broker/dealers. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the compensation and estimated expenses the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment

Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

Expenses payable by the selling stockholders	$	$	$	$

We have agreed that, subject to certain exceptions, we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position of our common stock within the meaning of Section 16 of the Exchange Act, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or enter into any transaction, swap, hedge or other arrangement, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Our executive officers and directors, Cargill and certain selling stockholders have agreed that, subject to certain exceptions, they will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or in the case of Cargill and certain selling stockholders establish or increase a put equivalent position or liquidate or decrease a call equivalent position of our common stock within the meaning of Section 16 of the Exchange Act, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement or in the case of our executive officers and directors make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable for any shares of our common stock, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days, in the case of our executive officers and directors, and 180 days, in the case of Cargill and certain selling stockholders, after the date of this prospectus.

Credit Suisse Securities (USA) LLC has advised us that it has no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director, or affiliate of ours.

We and the selling stockholders have agreed to indemnify the underwriters and UBS Securities LLC in its capacity as Qualified Independent Underwriter against certain liabilities under the Securities Act of 1933 (the “Securities Act”), or contribute to payments that the underwriters may be required to make in that respect.

The common stock of our predecessor is listed on the NYSE under the symbol “MOS”. The last reported sale price of the common stock on the NYSE on May 11, 2011, was $68.70 per share. Following completion of the Transactions, shares of our common stock are expected to be listed and traded under the same symbol as our predecessor.

Conflicts of Interest and Relationships

Because affiliates of certain of the underwriters will each receive more than 5% of the net proceeds from this offering, this offering is being conducted in compliance with the applicable provisions of Rule 5121 of the FINRA rules. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised “due diligence” in respect to, the registration statement and this prospectus. UBS Securities LLC has agreed to act as qualified independent underwriter for the offering and has performed due diligence investigations and participated in the preparation of this prospectus. We have agreed to indemnify UBS Securities LLC against liabilities in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. As required by Rule 5121, no offer or sale will be made to any discretionary account by an underwriter having a conflict of interest without the prior approval of the customer.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they have received, or will receive, customary fees and expenses. In addition, we have the following relationships with certain of the underwriters and their affiliates: In connection with the Transactions, J.P. Morgan Securities LLC served as financial adviser to a special committee of Mosaic’s board of directors, Credit Suisse Securities (USA) LLC served as financial adviser to Cargill and UBS Securities LLC served as financial adviser to the MAC Trusts. Affiliates of J.P. Morgan Securities LLC are lenders under Mosaic’s $750 million revolving credit facility.

It is anticipated that two of the underwriters (either directly or through affiliates) of this offering (the “initial debt exchange parties”) will participate in the initial debt exchange with Cargill. The initial debt exchange agreement is expected to provide that the initial debt exchange parties, each acting as a principal for its own account, would exchange debt obligations of Cargill held by such initial debt exchange parties for shares of our common stock received by Cargill in the Merger. In the initial debt exchange, the initial debt exchange parties are expected to acquire 92,500,000 of the shares to be sold in this offering (assuming the underwriters do not exercise their over-allotment option). For the purposes of determining the amount of Cargill indebtedness that Cargill would receive from the initial debt exchange parties in exchange for such shares, Cargill expects that the debt obligations will be valued at the fair market value on the date of such exchange agreement is signed, and the aggregate fair market value of the debt obligations to be exchanged will equal the amount of proceeds per share shown on the cover page of this prospectus multiplied by 92,500,000, plus an amount in cash to be paid by Cargill. If the underwriters exercise the option to acquire additional shares as described above, the initial debt exchange parties each will acquire one-half of the total number of these additional shares in exchange for debt obligations of Cargill held by such initial debt exchange parties. For purposes of determining the amount of Cargill indebtedness that Cargill will receive from the initial debt exchange parties in exchange for these additional shares, the debt obligations will be valued at fair market value on the date of the exchange, and the aggregate fair market value of the debt obligations to be exchanged will equal the amount of proceeds per share shown on the cover page of this prospectus multiplied by the number of these additional shares acquired, plus an amount in cash to be paid by Cargill.

Under U.S. federal securities laws, the initial debt exchange parties will be deemed to be the underwriters with respect to any shares of our common stock that they acquire in the exchange and sell in this offering. The initial debt exchange parties, however, will each acquire and sell our common stock as a principal for its own account, rather than on Cargill’s behalf. If we, Cargill and the initial debt exchange parties, enter into the initial debt exchange agreements, as described above, the initial debt exchange parties will be the owners of our shares of common stock they acquire in the exchange, regardless of whether this offering is completed. The initial debt exchange parties, and not Cargill, will receive the cash proceeds from the sale of the shares of our common stock in the offering. Under U.S. federal securities laws, Cargill will be deemed the selling stockholder of any shares of our common stock that the initial debt exchange parties acquire from Cargill in the exchange and sell in this offering.

None of Cargill, the initial debt exchange parties or us have an obligation to participate in the exchange. Regardless of whether the exchange does or does not occur, the initial debt exchange parties will pay their own expenses and discounts in connection with the shares acquired by them in the exchange.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

SELLING RESTRICTIONS

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

(iii) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(b) you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Austria

This document serves marketing purposes and constitutes neither an offer to sell nor a solicitation to buy any securities. There is no intention to make a public offer in Austria. Should a public offer be made in Austria, a prospectus prepared in accordance with the Austrian Capital Market Act (Capital Market Act) will be published.

The shares may only be offered in the Republic of Austria in compliance with the provisions of the Capital Market Act and any other laws applicable in the Republic of Austria governing the offer and sale of the shares in the Republic of Austria. The shares are not registered or otherwise authorized for public offer under the Capital Market Act or any other relevant securities legislation in Austria. The recipients of this prospectus and other selling materials in respect to the shares have been individually selected and identified before the offer being made and are targeted exclusively on the basis of a private placement. Accordingly, the shares may not be, and are not being, offered or advertised publicly or offered similarly under either the Capital Market Act or any other relevant securities legislation in Austria. This offer may not be made to any other persons than the recipients to whom this document is personally addressed. This prospectus and other selling materials in respect to the shares may not be issued, circulated or passed on in Austria to any person except under circumstances neither constituting a public offer of, nor a public invitation to subscribe for, the shares. This prospectus has been issued to each prospective investor for its personal use only. Accordingly, recipients of this prospectus are advised that this prospectus and any other selling materials in respect to the shares shall not be passed on by them to any other person in Austria.

Bahrain

THIS OFFER IS A PRIVATE PLACEMENT. IT IS NOT SUBJECT TO REGULATIONS OF THE CENTRAL BANK OF BAHRAIN THAT APPLY TO PUBLIC OFFERINGS OF SECURITIES, AND THE EXTENSIVE DISCLOSURE REQUIREMENTS AND OTHER PROTECTIONS THAT SUCH REGULATIONS CONTAIN. THIS PROSPECTUS IS THEREFORE INTENDED ONLY FOR “ACCREDITED INVESTORS.”

THE STOCK OF THE COMPANY OFFERED BY WAY OF THIS PRIVATE PLACEMENT MAY ONLY BE OFFERED IN MINIMUM SUBSCRIPTIONS OF US$100,000 (OR THE EQUIVALENT IN OTHER CURRENCIES).

THE CENTRAL BANK OF BAHRAIN ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THE STATEMENTS AND INFORMATION CONTAINED IN THIS PROSPECTUS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS OR DAMAGE HOWSOEVER ARISING FROM RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS PROSPECTUS.

THE BOARD OF DIRECTORS AND THE MANAGEMENT OF THE COMPANY ACCEPT RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS, TO THE BEST OF THE KNOWLEDGE AND BELIEF OF THE BOARD OF DIRECTORS AND THE MANAGEMENT, WHO HAVE TAKEN ALL REASONABLE CARE TO ENSURE THAT SUCH IS THE CASE, THE INFORMATION CONTAINED IN THIS PROSPECTUS IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE RELIABILITY OF SUCH INFORMATION.

Barbados

The shares may not be offered or sold to the public in Barbados.

Belgium

No action has been taken in Belgium to permit a public offer of the shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (Belgian Prospectus Act) and no securities may be offered or sold to persons in Belgium which are not qualified investors within the meaning of article 10 of the Belgian Prospectus Act or pursuant to another exemption available pursuant to article 3 of the Belgian Prospectus Act.

Bermuda

NOTICE TO RESIDENTS OF BERMUDA

This prospectus and the securities offered hereby have not been, and will not be, registered under the laws and regulations of Bermuda, nor has any regulatory authority in Bermuda passed comment upon or approved the accuracy or adequacy of this prospectus.

Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Therefore, as this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any shares or assets, the offering and THE SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE SHARES TO THE PUBLIC IN BRAZIL.

Brunei

Notice to Residents of Brunei Darussalam

This document and the shares described herein is not an offer to sell or a solicitation of an offer to buy and/or to subscribe for any shares to the public or any member of the public in Brunei Darussalam but for information purposes only and directed solely to such persons as the law in Brunei Darussalam would regard as a person whose ordinary business or part thereof it is to buy or sell shares, whether as principal or agent. As such, this document and any other document, circular, notice or other material issued in connection therewith may not be distributed or redistributed to and may not be relied upon or used by the public or any member of the public in Brunei Darussalam. All offers, acceptances subscription, sales, and allotments of the shares or any part thereof shall be made outside Brunei Darussalam. This document has not been registered as a prospectus with the Registrar of Companies under the Companies Act, Cap. 39 of Brunei Darussalam and the shares have not been approved by Registrar of Companies or by any other government agency in Brunei Darussalam.

Cayman Islands

THIS IS NOT AN OFFER TO THE MEMBERS OF THE PUBLIC IN THE CAYMAN ISLANDS TO SUBSCRIBE FOR SHARES, AND APPLICATIONS ORIGINATING FROM THE CAYMAN ISLANDS WILL ONLY BE ACCEPTED FROM SOPHISTICATED PERSONS OR HIGH NET WORTH PERSONS, IN EACH CASE WITHIN THE MEANING OF THE CAYMAN ISLANDS SECURITIES INVESTMENT BUSINESS LAW (AS AMENDED).

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

China

This prospectus may not be circulated or distributed in the People’s Republic of China (China) and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws and regulations of China. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

Notice to Prospective Investors in Colombia

The shares of the Company have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, these shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Selling Restrictions Concerning the Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of shares is addressed and the denomination per unit of the offer of shares (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the shares of common stock has not been made or will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares of common stock to the public in that Relevant Member State at any time:

(a) to “qualified investors” as defined in the Prospectus Directive, including (1) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in shares of common stock, or any legal entity which has two or more of (x) an average of at least 250 employees during the last financial year; (y) a total balance sheet of more than €43,000,000 million and (z) an annual turnover of more than €50,000,000 million as shown in its last annual or consolidated accounts; or (2) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients;

(b) to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (1) it is a “qualified investor”, and (2) in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares of common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of

Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Finland

This prospectus does not constitute a public offer or an advertisement of securities to the public in the Republic of Finland. The shares will not and may not be offered, sold, advertised or otherwise marketed in Finland under circumstances which would constitute a public offering of securities under Finnish law. Any offer or sale of the shares in Finland shall be made pursuant to a private placement exemption as defined under European Council Directive 2003/71/EC, Article 3(2) and the Finnish Securities Market Act (1989/495, as amended) and any regulation there under. This prospectus has not been approved by or notified to the Finnish Financial Supervisory Authority.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2, D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person nor reproduced (in whole or in part). Such “qualified investors” are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

Germany

Any offer or solicitation of shares within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in German requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the WpPG. This prospectus and any other document relating to the shares, as well as any information contained therein, must not be supplied to the public in Germany or used in connection with any offer for subscription of the shares to the public in Germany, any public marketing of the shares or any public solicitation for offers to subscribe for or otherwise acquire the shares. The prospectus and other offering materials relating to the offer of shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Hungary

PURSUANT TO SECTION 18 OF ACT CXX OF 2001 ON THE CAPITAL MARKETS, THIS DOCUMENT WAS PREPARED IN CONNECTION WITH A PRIVATE PLACEMENT IN HUNGARY.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, and entities with shareholders’ equity in excess of NIS 250 million, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as institutional investors). Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this document in Israel, at our sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Italy

The offering of the shares has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the shares may not be offered or sold, and copies of this offering document or any other document relating to the shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation, and provided, however, that any such offer or sale of the shares or distribution of copies of this offering document or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorised to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

India

This document has not been and will not be registered as a prospectus or a statement in lieu of prospectus with any registrar of companies in India. This document has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This document and this offering of shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 1956, as amended, the shares have not been, and will not be, offered or sold to the public or any member of the public in India. This document is strictly personal to the recipient and neither this document nor the offering of the shares is calculated to result, directly or indirectly, in the shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer.

Ireland

Notice to prospective investors in Ireland

This document does not comprise a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland, the Prospectus (Directive 2003\71\EC) Regulations 2005 of Ireland or the Prospectus Rules issued by the Financial Regulator of Ireland in March 2006. This document is only being made available to certain prospective investors in Ireland (Prospective Irish Investors) on the understanding that any written or oral information contained herein or otherwise made available to them will be kept strictly confidential. The opportunity described in this document is personal to the addressees in Ireland. This document must not be copied, reproduced, distributed or passed by any Prospective Irish Investor to any other person without the consent of underwriters. By accepting this document, Prospective Irish Investors are deemed to undertake and warrant to the underwriters and the Company that they will keep this prospectus confidential.

Prospective Irish Investors are recommended to seek their own independent financial advice in relation to the opportunity described in this document from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is duly authorized or exempted under the Investments Intermediaries Act 1995 of Ireland or the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the shares and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Kuwait

The shares have not been licensed for offering in Kuwait by the Ministry of Commerce and Industry or the Central Bank of Kuwait or any other relevant Kuwaiti government agency. The offering of the shares in Kuwait on the basis a private placement or public offering is, therefore, restricted in accordance with Decree Law No. 31 of 1990, as amended, and Ministerial Order No. 113 of 1992, as amended. No private or public offering of the shares are being made in Kuwait, and no agreement relating to the sale of the shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market the shares in Kuwait.

Luxembourg

The shares may not be offered or sold in the Grand Duchy of Luxembourg, except for shares which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus pursuant to the law of July 10, 2005 on prospectuses for securities. The shares are offered to a limited number of high net worth individual investors or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This document may not be reproduced or used for any purposes, or furnished to any persons other than those to whom copies have been sent.

Mexico

No actions, applications nor filings have been undertaken in Mexico, whether before the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV) nor the Mexican Stock Exchange (Bolsa Mexicana de Valores, or BMV), in order to make a public offering in said territory, with or without price, through mass media and to indeterminate subjects to subscribe, acquire, sell or otherwise assign the shares, in any form or manner.

This document is not intended to be distributed through mass media to indeterminate subjects, nor to serve as an application for the registration of the shares before any securities registry or exchange in Mexico, nor as a prospectus for their public offering in said jurisdiction. No financial authority nor securities exchange in Mexico have reviewed or assessed the particulars of the shares or their offering, and in no case will they assert the goodness of the shares, the solvency of the issuer, nor the exactitude or veracity of the information contained herein, and will not validate acts.

You are solely responsible if you have procured this copy of this document yourself or came by it through your own means out of your own accord, regardless of the source. If you have received one such copy from either the issuer or the underwriter the shares are being offered to you under the private offering exceptions in the Securities Market Law (SML), for which you must be in one of the following situations:

(a) You are either an institutional investor within the meaning of Article 2, Roman numeral XVII, of the SML and regarded as such pursuant to the laws of Mexico, or a qualified investor because pursuant to Article 2, Roman numeral XVI, of said statute you have the income, assets or qualitative characteristics provided for under Article 1, Roman numeral XIII of the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market, which require that you have maintained, in average over the past year, investments in securities (within the meaning of the SML) for an amount equal or greater than 1,500,000 Investment Units (Unidades de Inversión, UDIs), or in each of the last 2 years had a gross annual income equal to or greater than 500,000 such Investment Units;

(b) You are a member of a group of less than 100 individually identified people to whom the shares are being offered directly and personally; or

(c) You are an employee of the issuer and a beneficiary of a generally-applicable employee benefit plan or program of said issuer.

You may be further required to expressly reiterate that you fall into either of said exceptions, that you further understand that the private offering of shares has less documentary and information requirements than public offerings do, and to waive the right to claim on any lacking thereof.

Netherlands

The shares may not, directly or indirectly, be offered or acquired in the Netherlands and this offering memorandum may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Norway

This offering document has not been approved or disapproved by, or registered with, the Norwegian Financial Supervisory Authority (Finanstilsynet) nor the Norwegian Registry of Business Enterprises, and the shares are marketed and sold in Norway on a private placement basis and under other applicable exceptions from the offering prospectus requirements as provided for pursuant to the Norwegian Securities Trading Act and the Norwegian Securities Trading Regulation.

Oman

The information contained in this prospectus neither constitutes a public offer of securities in the Sultanate of Oman as contemplated by the Commercial Companies Law of Oman (Royal Decree 4/74) or the Capital Market Law of Oman (Royal Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy Non-Omani securities in the Sultanate of Oman as contemplated by Article 139 of the Executive Regulations of the Capital Market Law (issued by Decision No.1/2009). Additionally, this prospectus is not intended to lead to the conclusion of a contract for the sale or purchase of securities in Oman.

The recipient of this prospectus in Oman represents that it is a financial institution and is a sophisticated investor (as described in Article 139 of the Executive Regulations of the Capital Market Law) and that its officers/employees have such experience in business and financial matters that they are capable of evaluating the merits and risks of investments.

This prospectus has been sent at the request of the investor in Oman, and by receiving this prospectus, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this prospectus has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the shares within Oman.

No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The distributor of the prospectus is neither a company licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor a bank licensed by the Central Bank of Oman to provide investment banking services in Oman. The distributor of the prospectus does not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

Nothing contained in this prospectus is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This prospectus is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation.

Any recipient of this prospectus and any purchaser of the shares pursuant to this prospectus shall not market, distribute, resell, or offer to resell the shares within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this prospectus to others.

Portugal

This document does not constitute an offer or an invitation by or on behalf of the Company to subscribe or purchase any shares. It may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. The distribution of this presentation/marketing material and the marketing of the shares in certain jurisdictions may be restricted by law. Persons into whose possession this presentation/marketing material comes are required to inform themselves about and to observe any such restrictions.

No action has been taken or will be taken by the Company that would permit a public offering of shares or the circulation or distribution of this presentation/marketing material or any material in relation to the Company or the shares, in any country or jurisdiction where action for that purpose is required.

Prospective investors should understand the risks of investing in the shares before they make their investment decision. They should make their own independent decision to invest in the shares and as to whether an investment in such shares are appropriate or proper for them based upon their own judgment and upon advice from such advisors as they consider necessary.

Russia

Not for release, distribution or publication, directly or indirectly, into or in the Russian Federation. Information contained herein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in Russia or to or for the benefit of any Russian person or any person in the Russian Federation, and does not constitute an advertisement or offering of any securities in Russia within the meaning of Russian securities laws to any person other than a “qualified investor” (as defined in Russian securities laws). This information must not be passed on to third parties or otherwise be made publicly available in Russia. The shares have not been and will not be registered in Russia or admitted to public placement and/or public circulation in Russia. The shares are not intended for “offering”, “placement” or “circulation” in Russia, except as permitted by Russian law (each as defined in Russian securities laws).

Saudi Arabia

This document may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (SFA) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

South Korea

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the shares may not be re-sold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Spain

This offer of shares of the Company has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) and, therefore, no shares of the Company may be offered, sold or distributed in any manner, nor may any resale of the shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to the shares of the Company have been or will be registered with the CNMV and therefore they are not intended for the public offer of the shares of the Company in Spain.

Sweden

THIS OFFERING DOCUMENT IS NOT A PROSPECTUS AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH THE PROSPECTUS REQUIREMENTS LAID DOWN IN THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT (LAG (1991:980) OM HANDEL MED FINANSIELLA INSTRUMENT) NOR ANY OTHER SWEDISH ENACTMENT. NEITHER THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY NOR ANY OTHER SWEDISH REGULATORY BODY HAS EXAMINED, APPROVED OR REGISTERED THIS OFFERING DOCUMENT.

NO SHARES WILL BE OFFERED OR SOLD TO ANY INVESTOR IN SWEDEN EXCEPT IN CIRCUMSTANCES THAT WILL NOT RESULT IN A REQUIREMENT TO PREPARE A PROSPECTUS PURSUANT TO THE PROVISIONS OF THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT.

Switzerland

This document does not constitute a prospectus within the meaning of Article 652a of the Swiss Code of Obligations. The shares of the Company may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares may be disturbed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares of the Company in Switzerland.

United Arab Emirates

The Global Offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The Global Offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and Richard L. Mack, Esq., Executive Vice President, General Counsel and Corporate Secretary of the Company. As of April 30, 2011, Mr. Mack beneficially owned 148,053 shares of Mosaic common stock and had employee stock options and restricted stock units to acquire an aggregate of 23,835 and 20,968 shares, respectively, of Mosaic common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of The Mosaic Company as of May 31, 2010 and 2009, and for each of the years in the three-year period ended May 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2010 included in The Mosaic Company’s Annual Report on Form 10-K for the year ended May 31, 2010 have been included in this prospectus in Annex C and in the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

Mosaic files annual, quarterly and special reports and other information with the SEC. Mosaic’s filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on our corporate web site at http://www.mosaiccco.com. The information contained on our corporate web site or any other web site that we may maintain is not part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We also intend to provide our stockholders with annual reports containing financial statements audited by our independent auditors.

ANNEX A: ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MAY 31, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2010

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number 001-32327

The Mosaic Company

(Exact name of registrant as specified in its charter)

Delaware	20-0891589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3033 Campus Drive

Suite E490

Plymouth, Minnesota 55441

(800) 918-8270

(Address and zip code of principal executive offices and registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Smaller reporting company  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of November 30, 2009, the aggregate market value of the registrant’s voting common stock held by non-affiliates was approximately $8.64 billion based upon the closing price of these shares on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant’s classes of common stock: 445,486,732 shares of Common Stock, par value $0.01 per share, as of July 16, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

1.	Portions of the registrant’s Annual Report to Stockholders for the fiscal year ended May 31, 2010 (Part I and Part II)
2.	Portions of the registrant’s definitive proxy statement to be delivered in conjunction with the 2010 Annual Meeting of Stockholders (Part III)

A-i

2010 FORM 10-K CONTENTS

A-ii

PART I.

Item 1. Business.

OVERVIEW

The Mosaic Company is one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients for the global agriculture industry. Through our broad product offering, we are a single source supplier of phosphate- and potash-based crop nutrients and animal feed ingredients. We serve customers in more than 40 countries. We mine phosphate rock in Florida and process rock into finished phosphate products at facilities in Florida and Louisiana. We mine potash in Saskatchewan, New Mexico and Michigan. We have other production, blending or distribution operations and equity investments in Brazil, China, India, Argentina, and Chile, and recently made a strategic equity investment in a new phosphate rock mine in Peru. Our operations include the top four nutrient-consuming countries in the world.

The Mosaic Company is a Delaware corporation that was incorporated in January 2004 to serve as the parent company of the business that was formed through the business combination of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated.

As of May 31, 2010, Cargill owned approximately 64.2% of our outstanding common stock. We are publicly traded on the New York Stock Exchange under the ticker symbol “MOS” and are headquartered in Plymouth, Minnesota.

We conduct our business through wholly and majority-owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest. We are organized into two reportable business segments: Phosphates and Potash. The following chart shows the respective contributions to fiscal 2010 net sales and operating earnings for each of these business segments and Corporate, Eliminations and Other:

Phosphates Segment—We are the largest integrated phosphate producer in the world and the largest producer of phosphate-based animal feed ingredients in the United States. We sell phosphate-based crop nutrients and animal feed ingredients throughout North America and internationally. Our Phosphates segment also includes our North American and international distribution activities. Our distribution activities include sales offices, port terminals and warehouses in the United States, Canada, and several other key international countries. In addition, the international distribution activities include blending, bagging and production facilities in Brazil and a number of other countries. We accounted for approximately 13% of estimated global production and 56% of estimated North American production of phosphate crop nutrients during fiscal 2010.

Potash Segment—We are the third-largest producer of potash in the world. We sell potash throughout North America and internationally, principally as fertilizer, but also for use in industrial applications and, to a lesser degree, as animal feed ingredients. We accounted for approximately 12% of estimated global potash production and 38% of estimated North American potash production during fiscal 2010.

Corporate, Eliminations and Other—Other net sales and operating earnings in the charts above include sales of nitrogen products and the results of our corporate operations.

As used in this report:

•	“Mosaic” means The Mosaic Company;

•	“we”, “us”, and “our” refer to Mosaic and its direct and indirect subsidiaries, individually or in any combination;

•	“IMC” means IMC Global Inc.;

•	“Cargill” means Cargill, Incorporated and its direct and indirect subsidiaries other than us, individually or in any combination;

•	“Cargill Crop Nutrition” or “CCN” means the crop nutrient business we acquired from Cargill in the Combination;

•	“Combination” means the October 22, 2004 combination of IMC and Cargill Crop Nutrition;

•	references in this report to a particular fiscal year are to the twelve months ended May 31 of that year; and

•	“tonne” or “tonnes” means a metric tonne or tonnes of 2,205 pounds each unless we specifically state that we mean short or long tons.

Business Developments during Fiscal 2010

During fiscal 2010, a period of significant market uncertainty, we continued to execute against our strategic priorities. At the core of our strategy is a plan to extend our resource base and invest in the growth of both phosphates and potash. In the Potash segment, we are growing by investing in brownfield expansions. In the Phosphates segment, we are focusing on growing the value of our business and maintaining our position as one of the lowest cost phosphate producers in the world. Our global distribution network improves the access of our North American production assets to the global markets for our products and helps balance the seasonality of our business. In fiscal 2010 the steps we took to execute our strategic priorities including the following:

•

We continued the expansion of capacity in our Potash segment, in line with our view of the long-term fundamentals of that business. The planned expansions over the next several years are expected to increase our annual capacity for finished product by more than five million tonnes. We are positioning our expansion projects so that we are able to bring the additional capacity on line when market demand warrants.

•

We diversified our phosphate rock sources in alignment with our strategy. In the latter half of fiscal 2010, we entered into an agreement that we consummated on July 7, 2010 to acquire a 35% economic interest in a joint venture (the “Miski Mayo Joint Venture”), with subsidiaries of Vale S.A. and Mitsui & Co., Ltd., that owns a recently completed phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. We also entered into a commercial offtake supply agreement to purchase phosphate rock from the Miski Mayo Mine in a volume proportionate to our economic interest in the joint venture. Phosphate rock production at the Miski Mayo Mine and deliveries to us are expected to begin in the first half of fiscal 2011. The Miski Mayo Mine’s expected production capacity is 3.9 million tonnes per year, once full capacity is reached.

•

On February 11, 2010, we entered into agreements with Vale S.A. and its subsidiaries (“Vale”) under which Vale has call options to purchase from us, and we have put options to sell to Vale, our minority stake in Fertifos Administracão e Participacão S.A. (“Fertifos”) and Fertilizantes Fosfatados S.A. (“Fosfertil”), and our Cubatão facility in Brazil. These assets are part of our Phosphates segment. The aggregate sales price for these assets, if the options are exercised, is in excess of $1 billion. The sale is subject to a number of conditions. We have included additional information about this transaction under “Sale of Fosfertil and Cubatão Facility”.

•

We generated operating cash flow of $1.4 billion in fiscal 2010 and maintained cash and cash equivalents of $2.5 billion as of May 31, 2010. We were successful in investing in our business, divesting non-strategic assets and providing a significant cash return to our stockholders. Our strong cash flows allowed us to pay a special dividend of $578.5 million, or $1.30 per share, on December 3, 2009 in addition to quarterly dividends of $0.05 per share of common stock for each quarter of fiscal 2010.

•

We entered into a new unsecured three-year revolving credit facility of up to $500 million. This facility is available for revolving credit loans, swing line loans of up to $20 million and letters of credit of up to $200 million. Replacement of our prior credit facility with this new facility reflects the culmination of our efforts to achieve the goal we established at the time of formation of Mosaic to achieve investment grade credit ratings[1] and eliminate a non-investment grade financing and debt covenant structure.

We have included additional information about these and other developments in our business during fiscal 2010 in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Management’s Analysis”) that is incorporated by reference in this report in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

After the end of fiscal 2010, on June 30 2010, certain environmental groups filed a lawsuit against the U.S. Army Corps of Engineers (the “Corps”) contesting its issuance of a federal wetlands permit for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County (the “Hardee County Extension”). On July 1, 2010, the court issued a temporary restraining order (“TRO”) prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. If a preliminary injunction is entered by the court and mining of the Hardee County Extension is not permitted, we expect that we will need to shut down, in whole or in part, mining activities at the South Fort Meade mine for an indefinite period of time, resulting in layoffs of employees, significant costs to suspend operations, idle plant costs and possible other impacts on our Phosphates operations. We have included additional information about this lawsuit in our Management’s Analysis and in Note 21 of our Consolidated Financial Statements.

BUSINESS SEGMENT INFORMATION

The discussion below of our business segment operations should be read in conjunction with the following information that we have included in this report:

•	The risk factors discussed in this report in Part I, Item 1A, “Risk Factors.”

•	Our Management’s Analysis.

•

The financial statements and supplementary financial information in our Consolidated Financial Statements (“Consolidated Financial Statements”). This information is incorporated by reference in this report in Part II, Item 8, “Financial Statements and Supplementary Data.”

[1]	A security rating is not a recommendation to buy, sell or hold securities. A security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated separately from any other rating.

Phosphates Segment

Our Phosphates business segment has historically owned and operated mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. Our Phosphates segment’s results have also historically included our North American distribution activities and the results of Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports concentrated phosphate crop nutrient products around the world for us and PhosChem’s other member.

In the second quarter of fiscal 2010, we implemented an international distribution strategy that realigned our business segments (the “Realignment”) to more clearly reflect our evolving business model. The Realignment consisted of moving from three to two business segments by combining our Offshore segment with our Phosphates segment. Our former Offshore business was principally an international distributor of crop nutrients. Our Phosphates business segment now includes our North American concentrated phosphate crop nutrient and animal feed ingredients operations, North American distribution activities, the results of PhosChem, and international distribution activities. The Realignment is intended to further align our strong global distribution resources with our North American production assets.

U.S. Phosphate Crop Nutrients and Animal Feed Ingredients

We are the largest producer of concentrated phosphate crop nutrients and animal feed ingredients in the world. Our U.S. phosphates operations have capacity to produce approximately 4.4 million tonnes of phosphoric acid (“P2O5”) per year, or about 9% of world capacity and about 45% of North American capacity. Phosphoric acid is produced by reacting finely ground phosphate rock with sulfuric acid. Phosphoric acid is the key building block for the production of high analysis or concentrated phosphate crop nutrients and animal feed products, and is the most comprehensive measure of phosphate capacity and production and a commonly used benchmark in our industry. Our U.S. phosphoric acid production totaled approximately 3.6 million tonnes during fiscal 2010 and accounted for approximately 11% of estimated global production and 46% of estimated North American output during fiscal 2010.

Our phosphate crop nutrient products are marketed worldwide to crop nutrient manufacturers, distributors and retailers. Our principal phosphate crop nutrient products are:

•

Diammonium Phosphate (“DAP”). DAP is the most widely used high-analysis phosphate crop nutrient worldwide. DAP is produced by combining phosphoric acid with anhydrous ammonia. This initial reaction creates a slurry that is then pumped into a granulation plant where it is reacted with additional ammonia to produce DAP. DAP is a solid granular product.

•

Monoammonium Phosphate (“MAP”). MAP is the second most widely used high-analysis phosphate crop nutrient and the fastest growing phosphate product worldwide. MAP is also produced by first combining phosphoric acid with anhydrous ammonia. The resulting slurry is then pumped into the granulation plant where it is reacted with additional phosphoric acid to produce MAP. MAP is a solid granular product, but requires less ammonia and more sulfur than DAP.

MicroEssentials® is a value-added ammoniated phosphate product that is enhanced through a patented process that creates very thin platelets of sulfur and other micronutrients, such as zinc, on the granulated product. The patented process incorporates both the sulfate and elemental forms of sulfur, providing season long availability to crops.

In addition, our Phosphates segment is one of the largest producers and marketers of phosphate-based animal feed ingredients in the world. Production of our animal feed ingredients products is located at our New Wales, Florida facility. We market our feed phosphate primarily under the leading brand names of Biofos® and Multifos®.

Our primary phosphate crop nutrient and feed phosphate production facilities are located in central Florida and Louisiana. The following map shows the locations of each of our phosphate concentrates plants in the United States and the locations of each of our active and planned future phosphate mines in Florida:

Annual capacity by plant at May 31, 2010 and production volumes by plant for fiscal 2010 are listed below:

(tonnes in millions)	Phosphoric Acid		Processed Phosphate (a)/DAP/MAP MicroEssentials®/Feed Phosphate
Facility	Annual Operational Capacity (b)	Production	Annual Operational Capacity (b)	Production
Florida:
Bartow	1.0	0.8	2.1	1.8
New Wales	1.7	1.5	4.2	3.3
Riverview	0.9	0.7	1.7	1.5

	3.6	3.0	8.0	6.6
Louisiana:
Faustina	-	-	1.7	1.3
Uncle Sam	0.8	0.6	-	-

	0.8	0.6	1.7	1.3

Total	4.4	3.6	9.7	7.9

(a)	Our effective capacity to produce processed phosphates has been less than our nominal capacity except to the extent we purchase phosphoric acid.

(b)

Actual operating rates vary from those shown in the above table due to factors that include among others the level of demand for our products, maintenance and turnaround time, accidents, mechanical failure, product mix, and other operating conditions.

The phosphoric acid produced at Uncle Sam is shipped to Faustina, where it is used to produce DAP and MAP. Our Faustina plant also manufactures ammonia that is mostly consumed in our concentrate plants.

We produced approximately 7.3 million tonnes of phosphate crop nutrients for fiscal 2010 and accounted for roughly 13% of estimated world output and 56% of estimated North American production.

Phosphate Rock

Phosphate rock is the key mineral used to produce phosphate crop nutrients and feed phosphate. Our phosphate rock production totaled approximately 13.3 million tonnes in fiscal 2010 and accounted for approximately 8% of estimated world production and 48% of estimated North American production. We are the world’s second largest miner of phosphate rock and currently operate five mines with a combined annual capacity of approximately 16.4 million tonnes. Production of one tonne of DAP requires between 1.6 and 1.7 tonnes of phosphate rock.

All of our phosphate mines and related mining operations are located in central Florida. During fiscal 2010, we operated five active mines: Four Corners, South Fort Meade, Hookers Prairie, Hopewell and Wingate. We plan to develop two large mines at Ona and at Pine Level to replace mines that will be depleted, as we continue to operate, at various times during the next decade.

The phosphate deposits of Florida are of sedimentary origin and are part of a phosphate-bearing province that extends from southern Florida north along the Atlantic coast into southern Virginia. Our active phosphate mines are primarily located in what is known as the Bone Valley Member of the Peace River Formation in the Central Florida Phosphate District. The southern portions of the Four Corners and Wingate mines are in what is referred to as the Undifferentiated Peace River Formation, in which our future Ona and Pine Level mines would also be located. Phosphate mining has been conducted in the Central Florida Phosphate District since the late 1800’s. The potentially mineable portion of the district encompasses an area approximately 80 miles in length in a north-south direction and approximately 40 miles in width.

We extract phosphate ore using large surface mining machines that we own called “draglines.” Prior to extracting the ore, the draglines must first remove a 10 to 50 foot layer of sandy overburden. At our Wingate mine, we also utilize dredges to strip the overburden and mine the ore. We then process the ore at beneficiation plants that we own at each active mine where the ore goes through washing, screening, sizing and flotation processes designed to separate the phosphate rock from sands, clays and other foreign materials. Prior to commencing operations at any of our planned future mines, we would need to acquire new draglines or move existing draglines to the mines and, unless the beneficiation plant at an existing mine were used, construct a beneficiation plant.

The following table shows, for each of our phosphate mines, annual capacity at May 31, 2010 and rock production volume and grade for the past three fiscal years:

(tonnes in millions)	Annual Operational Capacity (a)	2010			2009			2008
Facility		Production	Average BPL (b)	% P2O5 (c)	Production	Average BPL (b)	% P2O5 (c)	Production	Average BPL (b)	% P2O5 (c)
Four Corners	6.5	5.6	66.4	30.4	5.1	64.9	29.7	5.6	65.0	29.7
South Fort Meade	6.0	4.3	63.0	28.8	5.1	61.9	28.3	6.4	62.1	28.4
Hookers Prairie	2.0	1.8	64.8	29.7	1.6	64.8	29.7	2.3	64.6	29.6
Wingate	1.4	1.1	65.0	29.7	0.9	65.5	30.0	1.0	62.9	28.8
Hopewell (d)	0.5	0.5	68.7	31.4	0.5	70.9	32.4	0.5	68.8	31.5

Total	16.4	13.3	65.0	29.8	13.2	64.0	29.3	15.8	63.8	29.2

(a)

Actual operating rates vary from those shown in the above table due to factors that include among others the level of demand for our products, the quality of the reserves and the nature of the geologic formations we are mining at any particular time, maintenance and turnaround time, accidents, mechanical failure, weather conditions, and other operating conditions.

(b)

Bone Phosphate of Lime (“BPL”) is a traditional reference to the amount (by weight percentage) of calcium phosphate contained in phosphate rock or a phosphate ore body. A higher BPL corresponds to a higher percentage of calcium phosphate.

(c)

The percent of P2O5 in the above table represents a measure of the phosphate content in phosphate rock or a phosphate ore body. A higher percentage corresponds to a higher percentage of phosphate content in phosphate rock or a phosphate ore body.

(d)	We expect to exhaust the Hopewell mine’s reserves in fiscal 2011.

We also purchase phosphate rock from time to time. The level of our purchases of phosphate rock in the future will depend upon, among other factors, our phosphate rock mining plans, the status of our permits, our need for additional phosphate rock to allow us to operate our concentrates plants at or near full capacity, the quality and level of impurities in the phosphate rock that we mine, and our development or acquisition of additional phosphate rock deposits and mines. Depending on product mix and tonnage requirements, our need for purchased phosphate rock could increase in the future in order to meet product specifications, particularly as we develop our proposed Ona and Pine Level mines. Our recent investment in the Miski Mayo Joint Venture and related commercial offtake supply agreement to purchase a share of the phosphate rock from the Miski Mayo Mine will allow us to reduce our purchases of phosphate rock from other suppliers, after production begins at the mine.

Reserves

We estimate our phosphate rock reserves based upon exploration core drilling as well as technical and economic analyses to determine that reserves can be economically mined. Proven (measured) reserves are those resources of sufficient concentration to meet minimum physical, chemical and economic criteria related to our current product standards and mining and production practices. Our estimates of probable (indicated) reserves are based on information similar to that used for proven reserves, but sites for drilling are farther apart or are otherwise less adequately spaced than for proven reserves, although the degree of assurance is high enough to assume continuity between such sites. Proven reserves are determined using a minimum drill hole spacing of two sites per 40 acre block. Probable reserves have less than two drill holes per 40 acre block, but geological data provides a high degree of assurance that continuity exists between sites.

The following table sets forth our proven and probable phosphate reserves as of May 31, 2010:

(tonnes in millions)	Reserve Tonnes (a) (b) (c)		Average BPL (d)	% P2O5
Active Mines
Four Corners	57.5	(e)	65.5	30.0
South Fort Meade	48.3		62.7	28.7
Hookers Prairie	22.8	(f)	65.8	30.1
Hopewell	0.2	(g)	68.8	31.5
Wingate	35.9	(h)	63.2	28.9

Total Active Mines	164.7		64.2	29.4
Future Mining
Ona	245.5	(e)	63.4	29.0
Pine Level	148.0	(i)	64.8	29.6

Total Future Mines	393.5		63.9	29.3

Total Mines	558.2		64.0	29.3

(a)

Reserves are in areas that are fully accessible for mining; free of surface or subsurface encumbrance, legal setbacks, wetland preserves and other legal restrictions that preclude permittable access for mining; believed by us to be permittable; and meet specified minimum physical, economic and chemical criteria related to current mining and production practices.

(b)

Reserve estimates are generally established by our personnel without a third party review. There has been no third party review of reserve estimates within the last five years, except that in fiscal 2008, we engaged a third party to review the recoverable reserves at our Wingate mine’s Tract 2 pursuant to contractual requirements related to our acquisition of these reserves. The reserve estimates have been prepared in accordance with the standards set forth in Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”).

(c)	Of the reserves shown, 530.4 million tonnes are proven reserves, while approximately 1.6 million tonnes at Ona and 26.2 million tonnes at Pine Level are probable reserves.
(d)	Average product BPL ranges from approximately 63% to 69%.
(e)

The reserves shown above reflect a reclassification from the Four Corners mine to the Ona mine of 60.8 million tonnes previously assigned to Four Corners based on an engineering study completed late in fiscal year 2010.

(f)

Of the tonnes shown at Hookers Prairie, our lease of 1.2 million tonnes requires us to pay royalties of $2.00 per short ton of the reserves that we mine. In addition, our lease of 1.9 million tonnes requires us to pay royalties of $1.25 per short ton that are generally credited against $250,000 advance royalties that we paid when we entered into the lease.

(g)	We expect to exhaust the Hopewell mine’s reserves in fiscal 2011.
(h)

We acquired Wingate Tract 2, relating to 30.4 million tonnes of the reserves shown for the Wingate mine, in March 2004 pursuant to an agreement under which we paid the seller approximately $3.4 million in March 2010.

(i)

In connection with the sale in 1994 of certain of the surface rights related to approximately 48.9 million tonnes of the reported Pine Level reserves, we agreed not to mine such reserves until at least 2014. Our current mining plans do not contemplate mining these reserves until at least that time. In addition, in connection with the purchase in 1996 of approximately 99.1 million tonnes of the reported Pine Level reserves, we agreed to (i) pay royalties of between $0.50 and $0.90 per ton of rock mined based on future levels of DAP margins, (ii) pay to the seller lost income from the loss of surface use to the extent we use the property for mining related purposes before January 1, 2015 and (iii) re-convey to the seller the lands which are not scheduled to be mined upon completion of the permitting process and the approval of the Development Order for the mine.

We generally own the reserves shown for active mines in the table above, with the only significant exceptions being further described below:

•	Of the tonnes shown for the Wingate mine, 1.9 million tonnes are under a lease that we have the right to extend through 2014 and for which we have prepaid substantially all royalties.

•	We hold the reserves referred to in Note (e) to the above table under leases that we have rights to extend to 2015 and 2022, respectively.

•

We own the above-ground assets of the South Fort Meade mine, including the beneficiation plant, rail track and clay settling areas. A limited partnership, South Ft. Meade Partnership, L.P. (“SFMP”), owns all of the mineable acres shown in the table for the South Fort Meade mine.

•	We own 35% of SFMP and financial investors own the remaining 65%. SFMP is included as a consolidated subsidiary in our financial statements.

•

We have a long-term mineral lease with SFMP. This lease expires on December 31, 2025 or on the date that we have completed mining and reclamation obligations associated with the leased property. Lease provisions include royalty payments and a commitment to give mining priority to the South Fort Meade phosphate reserves. We pay the partnership a royalty on each tonne mined and shipped from the areas that we lease from it. Royalty payments to SFMP total approximately $13 million annually at current shipment rates.

•

Through its arrangements with us, SFMP also earns income from mineral lease payments, agricultural lease payments and interest income, and uses those proceeds to service debt and pay dividends to its equity owners.

•

The surface rights to approximately 619 acres shown in the table above for the South Fort Meade Mine are owned by SFMP, while the U.S. government owns the mineral rights beneath. We control the rights to mine these reserves under a mining lease agreement and pay royalties on the tonnage extracted. Royalties on the approved leases equal approximately 5% of the six-month rolling average mining cost of production when mining these reserves. Under the lease, we paid $0.1 million in royalties to the U.S. government in fiscal 2010.

In light of the long-term nature of our rights to our reserves, we expect to be able to mine all reported reserves that are not currently owned prior to termination or expiration of our rights. Additional information regarding permitting is included in Part I, Item 1A, “Risk Factors”, under “Environmental, Health and Safety Matters—Operating Requirements and Permitting” in our Management’s Analysis, and under “Phosphate Mine Permitting in Florida” in Note 21 of our Consolidated Financial Statements.

Sulfur

We use molten sulfur at our phosphates concentrates plants to produce sulfuric acid primarily for use in our production of phosphoric acid. We purchased approximately 3.2 million long tons of sulfur during fiscal 2010. We purchase most of this sulfur from North American oil and natural gas refiners who are required to remove or recover sulfur during the refining process. Production of one tonne of DAP requires approximately 0.4 long tons of sulfur. We procure our sulfur from multiple sources and receive it by truck or rail either direct to our phosphate plants or have it sent to terminals for gathering that are located on the US gulf coast.

We own and operate sulfur terminals in Houston, Texas and in Tampa, Florida. We own two ocean-going barges and contract for operation of another ocean-going vessel that transport molten sulfur from the Texas terminals to Tampa and then onward by truck to our Florida phosphate plants. We also own a 50% equity interest in Gulf Sulphur Services Ltd., LLLP (“Gulf Sulphur Services”), which is operated by our joint venture partner. Gulf

Sulphur Services has a large sulfur transportation and terminaling business in the Gulf of Mexico, and handles these functions for a substantial portion of our Florida sulfur volume. Gulf Sulphur Services’ capabilities include melting solid sulfur into the molten form that we use, which permits us to access sources of solid as well as molten sulfur. We further round out our sulfur logistic assets with a large fleet of leased railcars that supplement our marine sulfur logistic system. Our Louisiana operations are served by truck, rail and barge from nearby refineries.

Although sulfur is readily available from many different suppliers and can be transported to our phosphate facilities by a variety of means, sulfur is an important raw material used in our business that has in the past been and may in the future be the subject of volatile pricing and availability. Alternative transportation and terminaling facilities might not have sufficient capacity to fully serve all of our facilities in the event of a disruption to current transportation or terminaling facilities. Changes in the price of sulfur or disruptions to sulfur transportation or terminaling facilities could have a material impact on our business. We have included a discussion of sulfur prices in our Management’s Analysis.

Ammonia

We use ammonia together with phosphoric acid to produce both DAP and MAP. We used approximately 1.4 million tonnes of ammonia during fiscal 2010. Production of one tonne of DAP requires approximately 0.2 tonnes of ammonia.

Our Florida ammonia needs are supplied by offshore producers, under multi-year and annual contracts. Ammonia for our New Wales and Riverview plants is terminaled through an ammonia facility at Port Sutton, Florida that we lease for a term expiring in 2013, which we may extend for up to five additional years. A third party operates the Port Sutton ammonia facility pursuant to an agreement that expires in 2013, which we may extend for an unlimited number of additional five year terms, as long as we or the other party is entitled to operate the ammonia facility. Ammonia for our Bartow plant is terminaled through another ammonia facility owned and operated by a third party at Port Sutton, Florida pursuant to an agreement that expires in calendar 2010. Ammonia is transported by pipeline from the terminals to our production facilities. We have a service agreement with the pipeline provider for Bartow that will expire at the end of calendar 2010.

We produce ammonia at Faustina, Louisiana primarily for our own consumption. Our annual capacity is 500,000 tonnes. From time to time we may sell surplus ammonia to unrelated parties.

Although ammonia is readily available from many different suppliers and can be transported to our phosphates facilities by a variety of means, ammonia is an important raw material used in our business that has in the past been and may in the future be the subject of volatile pricing, and alternative transportation and terminaling facilities might not have sufficient capacity to fully serve all of our facilities in the event of a disruption to existing transportation or terminaling facilities. Changes in the price of ammonia or disruptions to ammonia transportation or terminaling could have a material impact on our business. We have included a discussion of ammonia prices in our Management’s Analysis.

Natural Gas

Natural gas is the primary raw material used to manufacture ammonia. At our Faustina facility, ammonia is manufactured on site. The majority of natural gas is purchased through firm delivery contracts based on published index-based prices and is sourced from Texas and Louisiana via pipeline interconnected to the Henry Hub. We use over-the-counter swap and option contracts to forward price portions of future gas purchases. The portions of gas purchases not forward priced are purchased at the index based prices or at domestic spot market prices under short-term contracts. We purchase approximately 17 million MMbtu of natural gas per year for use in ammonia production at Faustina.

Because our ammonia requirements for our Florida operations are purchased rather than manufactured on site, we purchase approximately two million MMbtu of natural gas per year in Florida only as a thermal fuel for various production processes.

Florida Land Holdings

We are a significant landowner in the State of Florida, which in the future is expected to return to its historical status as one of the fastest areas of population growth in the United States. We own land comprising approximately 250,000 acres held in fee simple title in central Florida, and have the right to mine additional properties which contain phosphate rock reserves. Some of our land holdings are needed to operate our Phosphates business, while a portion of our land assets, such as reclaimed properties, are not related to our operations. As a general matter, more of our reclaimed property becomes available for uses other than for phosphate operations each year. Our land assets are generally comprised of concentrates plants, port facilities, phosphate mines and other property which we have acquired through our presence in Florida. We are currently taking initial steps as part of a long-term future land use strategy to optimize the value of our land assets.

International Production

Our international operations include production in several key international countries. Our production facilities include plants that produce up to one million tonnes per year of single superphosphate (“SSP”) and granulated SSP crop nutrients by mixing sulfuric acid with phosphate rock. We have agreed to sell one of the SSP production facilities as described under “Sale of Fosfertil and Cubatão Facility” below.

Sale of Fosfertil and Cubatão Facility

Phosphates operations in Brazil include a 20.1% interest in Fosfertil through a 1.3% direct equity interest in Fosfertil and approximately a 33% equity interest in Fertifos. Fosfertil is a Brazilian publicly traded company and the largest phosphate-based crop nutrient producer in Brazil. Its subsidiary Ultrafertil, S.A., is a significant nitrogen company in Brazil. Fertifos is a holding company through which several fertilizer companies in Brazil own a 56.7% equity interest in Fosfertil. Our equity in net losses of Fosfertil and Fertifos for fiscal 2010 was $12.1 million.

Phosphates operations in Brazil also include a facility at Cubatão that produces SSP and animal feed ingredients and engages in bagging, blending, storage and warehouse operations.

On February 10, 2010, we entered into a Share Purchase Agreement and Other Covenants (the “Share Agreement”) with Vale. In connection with the Share Agreement:

(i)	We and Vale entered into an Option Agreement (the “Fosfertil Option Agreement”) pursuant to which we granted Vale a call option to purchase, and Vale granted us a put option to sell, (such call and put options being collectively referred to as the “Fosfertil Options”) the equity interests in a subsidiary of ours that has been formed to hold our minority equity interests in Fosfertil and Fertifos; and

(ii)	We and Vale entered into an Option Agreement (the “Holdings Option Agreement,” and together with the Share Agreement and the Fosfertil Option Agreement, the “Transaction Agreements”) pursuant to which we granted Vale a call option to purchase, and Vale granted us a put option to sell, (such put and call options being collectively referred to as the “Holdings Options” and together with the Fosfertil Options as the “Options”) our equity interests in subsidiaries that we formed to hold our Cubatão facility.

Exercise of the Options is subject to our entering into a definitive stock purchase agreement (the “Stock Purchase Agreement”) with Vale with respect to the transactions contemplated by the Holdings Option Agreement on terms substantially consistent with those set forth in the Holdings Option Agreement and certain other conditions. If either Vale or we exercise their respective Options, the sale of the Cubatão facility is expected to follow the closing of the sale of our interests in Fosfertil and Fertifos.

Following the exercise of the Options, our Brazilian operations are expected to continue their fertilizer and animal feed ingredient blending and distribution operations in Brazil, as well as their production of SSP and port activities at the Paranagua, Brazil complex of Fospar S.A., a 62.1% owned subsidiary (“Fospar”). Accordingly, in order to facilitate the transactions contemplated by the Transaction Agreements, we have segregated our ownership of the Fosfertil and Fertifos stock and the Cubatão facility into separate subsidiaries. We anticipate that securing the necessary permits and completing other steps that we intend to take prior to the sale of our interests in Fosfertil and Fertifos and the Cubatão facility will be completed in the latter half of calendar 2010.

Under the Transaction Agreements, in general and subject to certain exceptions:

(i)	Vale has agreed to a standstill agreement under which neither it nor its subsidiaries will purchase any phosphate rock, phosphoric acid or phosphate fertilizer or animal feed ingredient mining or production assets in North America for a period of eighteen months;

(ii)	Vale has agreed that neither it nor its subsidiaries will engage in production/distribution or sale in Brazil of physically blended mineral fertilizers for a period of three years after the closing (the “Fosfertil Option Closing”) of the transactions contemplated by the Fosfertil Option Agreement;

(iii)	We have agreed that we will not engage in the phosphate mining business in Brazil for a period of three years after the Fosfertil Option Closing;

(iv)	The parties have entered into certain agreements providing, as a condition precedent to the Fosfertil Option Closing, for the termination of certain ongoing legal proceedings brought by Mosaic Brazil against Fosfertil, Fertifos and certain members of Bunge Group. These legal proceedings are described further under “Fosfertil Merger Proceedings” in Part I, Item 3, “Legal Proceedings” in this report;

(v)	Mosaic and Vale S.A. have guaranteed the obligations of their respective subsidiaries; and

(vi)	The parties have also entered into certain other commercial arrangements with respect to Fosfertil’s and the Cubatão facility’s potential continued supply of certain products and services to us.

The aggregate purchase price for Mosaic’s stakes in Fosfertil and Fertifos and the Cubatão facility is in excess of $1 billion.

Potash Segment

We are one of the leading potash producers in the world. We mine and process potash in Canada and the United States and sell potash in North America and internationally. The term “potash” applies generally to the common salts of potassium. Muriate of potash (“MOP”) is the primary source of potassium for the crop nutrient industry. Red MOP has traces of iron oxide. The granular and standard grade Red MOP products are well suited for direct fertilizer application and bulk blending. White MOP has a higher percent K2O. White MOP, besides being well suited for the agricultural market, is used in many industrial applications.

Our potash products are marketed worldwide to crop nutrient manufacturers, distributors and retailers and are also used in the manufacture of mixed crop nutrients and, to a lesser extent, in animal feed ingredients. We also sell potash to customers for industrial use. In addition, our potash products are used for de-icing and as a water softener regenerant.

We operate three potash mines in Canada, including two shaft mines with a total of three production shafts and one solution mine, as well as two potash mines in the United States, including one shaft mine and one solution mine. We also own related refineries at each of the mines.

The map below shows the location of each of our potash mines.

Our current potash annualized proven peaking capacity, excluding tonnage produced at Esterhazy for a third party pursuant to a contract described below, totals 10.4 million tonnes of product per year and accounted for approximately 14% of world capacity and 37% of North American capacity. Production during fiscal 2010, excluding tonnage produced for a third party at Esterhazy, totaled 5.2 million tonnes and accounted for approximately 12% of estimated world production and 38% of estimated North American production.

The following table shows, for each of our potash mines, capacity at May 31, 2010 and volume of mined ore, average grade and finished product output for the past three fiscal years:

(tonnes in millions)			2010			2009			2008
Facility	Annualized Proven Peaking Capacity (a)(b)(c)	Annual Operational Capacity (a)(b)(d)	Ore Mined	Grade % K2O (e)	Finished Product	Ore Mined	Grade % K2O (e)	Finished Product	Ore Mined	Grade % K2O (e)	Finished Product
Canada
Belle Plaine—MOP	2.8	2.3	5.7	18.0	1.5	6.9	18.0	1.8	8.1	18.0	2.1
Colonsay—MOP	1.8	1.5	2.2	24.9	0.8	2.6	26.6	1.0	3.6	27.2	1.4
Esterhazy—MOP	5.3	4.8	6.7	24.1	2.3	8.3	25.1	3.0	11.3	25.5	4.1

Canadian Total	9.9	8.6	14.6	21.8	4.6	17.8	22.6	5.8	23.0	23.1	7.6
United States
Carlsbad—MOP	0.6	0.5	3.0	11.2	0.4	2.5	10.2	0.2	3.3	11.5	0.4
Carlsbad—K-Mag® (f)	1.1	1.0	2.7	6.7	0.6	2.7	6.4	0.6	3.1	7.2	0.8

Carlsbad Total	1.7	1.5	5.7	9.1	1.0	5.2	8.2	0.8	6.4	9.4	1.2
Hersey—MOP (g)	0.1	0.1	0.1	26.7	-	0.2	26.7	0.1	0.2	26.7	0.1

United States Total	1.8	1.6	5.8		1.0	5.4		0.9	6.6		1.3

Totals	11.7	10.2	20.4	18.3	5.6	23.2	19.4	6.7	29.6	20.2	8.9

Total excluding toll production (h)	10.4		19.3		5.2	20.9		5.9	26.8		7.9

(a)	Finished product.
(b)

Actual operating rates may vary from those shown in the above table due to factors that include among others the level of demand for our products, maintenance and turnaround time, the quality of the reserves and the nature of the geologic formations we are mining at any particular time, accidents, mechanical failure, product mix, and other operating conditions.

(c)	Represents full capacity assuming no turnaround or maintenance time.
(d)	Annual operational capacity is our estimated annual achievable production level.
(e)	Grade % K2O is a traditional reference to the percentage (by weight) of potassium oxide contained in the ore. A higher percentage corresponds to a higher percentage of potassium oxide in the ore.
(f)	K-Mag is a specialty product that we produce at our Carlsbad facility.
(g)	The Hersey facility also mines, processes and sells salt.
(h)	We toll produce MOP at our Esterhazy mine for a third party under a contract discussed below under “Canadian Mines.”

Canadian Mines

We operate three Canadian potash facilities all located in the southern half of the Province of Saskatchewan, including our solution mine at Belle Plaine, two interconnected mine shafts at our Esterhazy shaft mine and our shaft mine at Colonsay.

Extensive potash deposits are found in the southern half of the Province of Saskatchewan. The potash ore is contained in a predominantly rock salt formation known as the Prairie Evaporites. The Prairie Evaporites deposits are bounded by limestone formations and contain the potash beds. Three potash deposits of economic importance occur in Saskatchewan: the Esterhazy, Belle Plaine and Patience Lake members. The Patience Lake member is mined at Colonsay, and the Esterhazy member at Esterhazy. At Belle Plaine all three members are mined. Each of the major potash members contains several potash beds of different thicknesses and grades. The particular beds mined at Colonsay and Esterhazy have a mining height of 11 and 8 feet, respectively. At Belle Plaine several beds of different thicknesses are mined.

Our potash mines in Canada produce MOP exclusively. Esterhazy and Colonsay utilize shaft mining while Belle Plaine utilizes solution mining technology. Traditional potash shaft mining takes place underground at depths of over 3,000 feet where continuous mining machines cut out the ore face and load it onto conveyor belts. The ore is then crushed, moved to storage bins and hoisted to refineries above ground. In contrast, our solution mining process involves heated water, which is pumped through a “cluster” to dissolve the potash in the ore beds at a depth of approximately 5,400 feet. A cluster consists of a series of boreholes drilled into the potash ore by a portable, all-weather, electric drilling rig. A separate distribution center at each cluster controls the brine flow. The solution containing dissolved potash and salt is pumped to a refinery where sodium chloride, a co-product of this process, is separated from the potash through the use of evaporation and crystallization techniques. Concurrently, the solution is pumped into a 150 acre cooling pond where additional crystallization occurs and the resulting product is recovered via a floating dredge. Refined potash is dewatered, dried and sized. Our Canadian operations produce 15 different MOP products, including industrial grades, many through proprietary processes.

Under a contract (the “PCS Tolling Contract”) with Potash Corporation of Saskatchewan Inc. (“PCS”), we mine and refine the customer’s potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs. The contract provides that PCS may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of PCS, but only to the extent PCS has not received all of its available reserves under the contract. Based on our then-current calculations, in May 2009, we informed PCS that we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the contract after April 30,2009. PCS has filed a lawsuit against us contesting our basis and timing for termination of the contract and alleging damages based on our historical mining practices. We subsequently counterclaimed, alleging that PCS breached the PCS Tolling Contract by refusing to take delivery of approximately 0.9 million tonnes of potash that it ordered under the contract, primarily for delivery after April 30, 2009, due to the global financial and credit crisis. We believe the allegations in PCS’ lawsuit are without merit. We have included a further description of the lawsuit under “Esterhazy Potash Mine Tolling Contract Disputes” in Note 21 of our Consolidated Financial Statements. After expiration of the contract or during other periods to the extent we are not fully utilizing the capacity to satisfy our obligations under the contract, the productive capacity at our Esterhazy mine otherwise used to satisfy our obligations under the contract is available to us for sales to any of our customers at then-current market prices.

Our potash mineral rights in the Province of Saskatchewan consist of the following:

	Belle Plaine	Colonsay	Esterhazy	Total
Acres under control
Owned in fee	13,213	10,039	109,196	132,448
Leased from Province	51,568	65,429	137,735	254,732
Leased from others	-	320	22,837	23,157

Total under control	64,781	75,788	269,768	410,337

We believe that our mineral rights in Saskatchewan are sufficient to support current operations for more than a century. Leases are generally renewable at our option for successive terms, generally 21 years each, except that certain of the acres shown above as “Leased from others” are leased under long-term leases with terms (including renewals at our option) that expire from 2094 to 2142.

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines and we pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners in respect of potash reserves or production of potash. We have included a further discussion of the Canadian resource taxes and royalties in our Management’s Analysis.

Since December 1985, we have experienced an inflow of salt saturated brine into our Esterhazy mine. At various times since then, we have experienced new or substantially increased brine inflows at the Esterhazy mine. As a result of these brine inflows, we incur expenditures, certain of which have been capitalized while others have been charged to expense, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), to control the inflow. It is possible that the costs of remedial efforts at Esterhazy may further increase in the future and that such an increase could be material, or, in the extreme scenario, that the brine inflows, risk to employees or remediation costs may increase to a level which would cause us to change our mining process or abandon the mine. See “Potash Net Sales and Gross Margin” in our Management’s Analysis and “Accidents occurring in the course of our operating activities could result in significant liabilities, interruptions or shutdowns of facilities or the need for significant safety or other expenditures” in Part I, Item 1A, “Risk Factors” in this report, both of which are incorporated herein by reference, for a discussion of costs, risks and other information relating to the brine inflows.

Due to the ongoing brine inflow problem at Esterhazy, underground operations at this facility are currently not insurable for water incursion problems. Like other potash producers’ shaft mines, our Colonsay, Saskatchewan, and Carlsbad, New Mexico, mines are also subject to the risks of inflow of water as a result of their shaft mining operations, but water inflow risks at these mines are included in our insurance coverage subject to deductibles, retentions and limits negotiated with our insurers.

We have a long term potash capacity expansion plan in Saskatchewan, Canada in response to expected growth in global potash demand. We expect the total planned expansions to increase our annualized proven peaking capacity for finished product by more than five million tonnes. The expansions are projected to occur over the next decade, with the first expansion production expected to come on line in calendar 2010. We have included a further discussion of our potash capacity expansion plan in our Management’s Analysis.

United States Mines

In the United States, we have two potash facilities, including a shaft mine located in Carlsbad, New Mexico and a solution mine located in Hersey, Michigan.

Our potash mineral rights in the United States consist of the following:

	Carlsbad	Hersey	Total
Acres under control
Owned in fee	-	581	581
Long-term leases	73,781	1,799	75,580

Total under control	73,781	2,380	76,161

The Carlsbad ore reserves are of two types: (1) sylvinite, a mixture of potassium chloride and sodium chloride that is the same as the ore mined in Saskatchewan, and (2) langbeinite, a double sulfate of potassium and magnesium. These two types of potash reserves occur in a predominantly rock salt formation known as the Salado Formation. The McNutt Member of this formation consists of eleven units of economic importance, of which we currently mine two. The McNutt Member’s evaporite deposits are interlayered with anhydrite, polyhalite, potassium salts, clay, and minor amounts of sandstone and siltstone.

Continuous underground mining methods are utilized to extract the ore. Drum type mining machines are used to cut the sylvinite and langbeinite ores from the face. Mined ore is then loaded onto conveyors, transported to storage areas, and then hoisted to the surface for further processing at our refinery.

Two types of potash are produced at the Carlsbad refinery. MOP is the primary source of potassium for the crop nutrient industry. Double sulfate of potash magnesia is the second type of potash, which we market under our brand name K-Mag®, and contains sulfur, potassium and magnesium, with low levels of chloride.

At the Carlsbad facility, we mine and refine potash from 73,781 acres of mineral rights. We control these reserves pursuant to either (i) leases from the U.S. government that, in general, continue in effect at our option (subject to readjustment by the U.S. government every 20 years) or (ii) leases from the State of New Mexico that continue as long as we continue to produce from them. These reserves contain an estimated total of 294 million tonnes of potash mineralization (calculated after estimated extraction losses) in two mining beds evaluated at thicknesses ranging from 4.5 feet to in excess of 11 feet. At average refinery rates, these ore reserves are estimated to be sufficient to yield 16 million tonnes of concentrates from sylvinite with an average grade of approximately 60% K2O and 28 million tonnes of langbeinite concentrates with an average grade of approximately 22% K2O. At projected rates of production, we estimate that Carlsbad’s reserves of sylvinite and langbeinite are sufficient to support operations for more than 32 years and 25 years, respectively. During fiscal 2010, we increased the reserves at our Carlsbad facility by 180 million tonnes because we entered into leases that provided access to mineral rights that were previously not economical to mine, and because increased potash selling prices made areas of lower grade ore economical to mine.

At Hersey, Michigan, we operate a solution mining facility which produces salt and potash. Mining occurs in the Michigan Basin in a predominantly rock salt formation called the Salina Group Evaporite. This formation is a clean salt deposit with interlayered beds of sylvinite and carbonate. At the Hersey facility, our mineral rights consist of 581 acres owned in fee and 1,799 acres controlled under leases that, in general, continue in effect at our option as long as we continue our operations at Hersey. These lands contain an estimated 40 million tonnes of potash mineralization contained in two beds ranging in thickness from 14 to 30 feet.

Royalties for the U.S. operations amounted to approximately $9.6 million for fiscal 2010. These royalties are established by the U.S. Department of the Interior, Bureau of Land Management, in the case of the Carlsbad leases from the U.S. government, and pursuant to provisions set forth in the leases, in the case of the Carlsbad state leases and the Hersey leases.

Reserves

Our estimates below of our potash reserves and non-reserve potash mineralization are based on exploration drill hole data, seismic data and actual mining results over more than 35 years. Proven reserves are estimated by identifying material in place that is delineated on at least two sides and material in place within a half-mile radius or distance from an existing sampled mine entry or exploration core hole. Probable reserves are estimated by identifying material in place within a one mile radius from an existing sampled mine entry or exploration core hole. Historical extraction ratios from the many years of mining results are then applied to both types of material to estimate the proven and probable reserves. We believe that all reserves and non-reserve potash mineralization reported below are potentially recoverable using existing production shaft and refinery locations.

Our estimated recoverable potash reserves and non-reserve potash mineralization as of May 31, 2010 for each of our mines is as follows:

(tonnes in millions)	Reserves (a)(b)		Potash Mineralization (a)(c)
Facility	Recoverable Tonnes	Average Grade (% K2O)	Potentially Recoverable Tonnes
Canada
Belle Plaine	687.2	18.0	2,160.7
Colonsay	232.9	26.4	224.0
Esterhazy	593.5	24.5	409.4

sub-totals	1,513.6	21.8	2,794.1
United States
Carlsbad	294.3	7.4	-
Hersey	39.7	26.7	-

sub-totals	334.0	9.7	-

Totals	1,847.6	19.6	2,794.1

(a)

There has been no third party review of reserve estimates within the last four years. The reserve estimates have been prepared in accordance with the standards set forth in Industry Guide 7 promulgated by the SEC.

(b)	Includes both proven and probable reserves.
(c)

The non-reserve potash mineralization reported in the table in some cases extends to the boundaries of the mineral rights we own or lease. Such boundaries are up to 16 miles from the closest existing sampled mine entry or exploration core hole. Based on available geologic data, the non-reserve potash mineralization represents potash that we expect to mine in the future, but it may not meet all of the technical requirements for categorization as proven or probable reserves under Industry Guide 7.

As discussed more fully above, we either own the reserves and mineralization shown above or lease them pursuant to mineral leases that generally remain in effect or are renewable at our option, or are long-term leases. Accordingly, we expect to be able to mine all reported reserves that are leased prior to termination or expiration of the existing leases.

Natural Gas

Natural gas is used at our potash solution mines as a fuel to produce steam and to dry potash products. The steam is used to generate electricity, in evaporation and crystallization processes and to provide thermal heat to the solution mining process. Our two solution mines accounted for approximately 76% of our Potash segment’s total natural gas requirements for potash production in fiscal 2010. At our shaft mines, natural gas is used as a fuel to heat fresh air supplied to the shaft mines and for drying potash products. Combined natural gas usage for both the solution and shaft mines approximated 12 million MMbtu for fiscal 2010. We purchase our natural gas requirements on firm delivery index price-based physical contracts and on short term spot-priced physical contracts. Our Canadian operations purchase all of their physical gas in Saskatchewan via the TransGas pipeline system using AECO price indices as pricing references. The U.S. potash operations in Michigan and New Mexico purchase physical gas in their respective regional markets via the MichCon and El Paso Permian Basin market hubs as pricing references, respectively. We use financial derivative contracts to manage the price of portions of our future purchases.

SALES AND DISTRIBUTION ACTIVITIES

United States and Canada

We have a United States and Canada sales and marketing team that serves our business segments. We sell to wholesale distributors, retail chains, cooperatives, independent retailers and national accounts.

Customer service and the ability to effectively minimize the overall supply chain costs are key competitive factors in the crop nutrient and animal feed ingredients businesses. In addition to our production facilities, to service the needs of our customers, we own, lease or have contractual throughput or other arrangements at strategically located distribution warehouses along or near the Mississippi and Ohio Rivers as well as in other key agricultural regions of the United States and Canada. From these facilities, we market Mosaic produced phosphate and potash products for customers who in turn resell the product into the distribution channel or directly to farmers in the United States and Canada.
We own port facilities in Savage, Minnesota as well as warehouse distribution facilities in Pekin, Illinois, Louisville, Kentucky, Hendersonville, Kentucky, Melbourne, Kentucky and Houston, Texas which has a deep water berth providing access to the Gulf of Mexico.

In addition to the geographically situated facilities that we own, our U.S. distribution operations also include leased distribution space or contractual throughput agreements in other key geographical areas such as California, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Minnesota, Nebraska, New York, North Dakota, Pennsylvania and Texas.

Our Canadian customers include independent dealers and national accounts. We also lease and own warehouse facilities in Saskatchewan, Canada.

International

Outside of the United States and Canada, we market our Phosphates segment’s products through PhosChem, as well as our Phosphates segment’s own international distribution activities. During fiscal 2010, PhosChem marketed approximately 77% of our phosphate export sales volume. We administer PhosChem on behalf of PhosChem’s member companies. We estimate that PhosChem’s sales represent approximately 66% of total U.S. export volume of concentrated phosphates. The countries that account for the largest amount of PhosChem’s sales of concentrated phosphates include India, Australia, Japan, Brazil and Colombia. During fiscal 2010, PhosChem’s dry concentrated phosphates exports to Asia were 64% of total dry shipments by volume, with India representing 51% of PhosChem’s total dry concentrated phosphates export shipments.

Our sales outside of the United States and Canada of Saskatchewan potash products are made through Canpotex Limited (“Canpotex”). Canpotex is an export association of certain Canadian potash producers. Canpotex sales are generally allocated among the producer members based on production capacity. We currently supply approximately 37.1%, by volume, of Canpotex’s requirements. Our potash exports from Carlsbad are sold through our own sales force. We also market our Potash segment’s products through our Phosphates segment, which acquires its potash primarily through Canpotex. The largest amount of international potash sales are to China, India, Japan, Korea, Taiwan, Southeast Asia, Australia and Latin America.

Our Phosphates segment also purchases phosphates, potash and nitrogen products from, or markets these products for, unrelated third parties.

To service the needs of our customers, our international distribution activities include a network of strategically located sales offices, crop nutrient blending and bagging facilities, port terminals and warehouse distribution facilities that we own and operate in key geographic areas throughout several countries. The blending and bagging facilities primarily produce blended crop nutrients (“Blends”) from phosphate, potash and nitrogen. The average product mix in our Blends (by volume) contains approximately 50% phosphate, 25% potash and 25% nitrogen, although this mix differs based on seasonal and other factors. Our international operations serve primarily as a sales outlet for our North American Phosphates production, both for resale and as an input for Blends, and we expect to expand this role in the future. Our Potash segment also has historically furnished a portion of the raw materials needs for the production of Blends, and is expected to continue to do so in the future.

The following maps show the locations of our primary distribution operations in South America and Asia:

Other Products

With a strong brand position in a multi-billion dollar animal feed ingredients global market, our Phosphates segment supplies animal feed ingredients for poultry and livestock to customers in North America, Latin America and Asia. Our potash sales to non-agricultural users are primarily to large industrial accounts and the animal feed industry. Additionally, we sell potash for de-icing and as a water softener regenerant.

COMPETITION

Because crop nutrients are global commodities available from numerous sources, crop nutrition companies compete primarily on the basis of delivered price. Other competitive factors include product quality, cost and availability of raw materials, customer service, plant efficiency and availability of product. As a result, markets for our products are highly competitive. We compete with a broad range of domestic and international producers, including farmer cooperatives, subsidiaries of larger companies, and independent crop nutrient companies. Foreign competitors often have access to cheaper raw materials, are required to comply with less stringent regulatory requirements or are owned or subsidized by governments and, as a result, may have cost advantages over North American companies. We believe that our extensive North American and international production and distribution system provides us with a competitive advantage by allowing us to achieve economies of scale and transportation and storage efficiencies and obtain market intelligence.

Unlike many of our competitors, we have our own distribution system to sell phosphate- and potash-based crop nutrients and animal feed ingredients, whether produced by us or by other third parties, around the globe. In North America, we have one of the largest and most strategically located distribution systems for crop nutrients, including warehouse facilities in key agricultural regions. We also have an extensive network of distribution facilities internationally, including in the key growth markets of Latin America and Asia, with port terminals, warehouses, and blending plants in Brazil, Argentina, Chile, China, and India. Our global presence allows us to efficiently serve customers in more than 40 countries.

Phosphates Segment

Our Phosphates segment operates in a highly competitive global market. Among the competitors in the global phosphate industry are domestic and foreign companies, as well as foreign government-supported producers in Asia and North Africa. Phosphate producers compete primarily based on price and, to a lesser extent, product quality, service and innovation, such as our MicroEssentials® product. Major integrated producers of feed phosphates are located in the United States, Europe and China. Many smaller producers are located in emerging markets around the world. Many of these smaller producers are not miners of phosphate rock or manufacturers of phosphoric acid and are required to purchase this material on the open market.

We believe that we are a low cost producer of phosphate-based crop nutrients, due in part to our scale, vertical integration and strategic network of production and distribution facilities. As the world’s largest producer of concentrated phosphates, as well as the second largest miner of phosphate rock in the world and the largest in the United States, we maintain an advantage over some competitors as the scale of operations effectively reduces production costs per unit. We are also vertically integrated to captively supply one of our key inputs, phosphate rock, to our phosphate production facilities. We believe that our position as an integrated producer of phosphate rock provides us with a significant cost advantage over competitors that are non-integrated phosphate producers. We produce ammonia at our Faustina concentrates plant in quantities sufficient to meet approximately one quarter of our total ammonia needs. With no captive ammonia production in Florida, we are subject to significant volatility in our purchase price of ammonia from world markets. With our own sulfur transportation barges and our 50% ownership interest in Gulf Sulphur Services, we are also well-positioned to source an adequate, flexible and cost-effective supply of sulfur, our third key input. We believe that our investments in sulfur infrastructure provide us with a significant competitive advantage in both cost and access to sulfur.

With production facilities in both central Florida near the Port of Tampa and in Louisiana on the Mississippi River, we are logistically positioned to supply both domestic and international customers as well as transport rock, sulfur and ammonia easily. In addition, those multiple production points afford us the flexibility to optimally balance supply and demand.

We have a strong brand in several of the countries in which we have international distribution activities. In addition to having access to our own production, our international distribution activities have the capability to supply all three types of crop nutrients to our dealer/farmer customer base. Our presence in Latin America and Asia allows us to capitalize on the growth in nutrient demand in these large and growing international regions. In addition, our relationships with Cargill’s agricultural operations provide our international distribution activities with additional sales opportunities.

We are subject to many environmental laws and regulations in Florida and Louisiana that are often more stringent than those to which producers in other countries are subject.

Potash Segment

Potash is a commodity available from several geographical regions around the world and, consequently, the market is highly competitive. Through our participation in Canpotex, we compete outside of North America with various independent potash producers and consortia as well as other export organizations, including state-owned organizations. We also ship product from Carlsbad, New Mexico, potash facility to our South American distribution centers. Our principal methods of competition with respect to the sale of potash include product pricing, and offering consistent, high-quality products and superior service. We believe that our potash cost structure is competitive in the industry and should improve as we achieve the expected increases in production from our planned expansions.

FACTORS AFFECTING DEMAND

Our results of operations historically have reflected the effects of several external factors which are beyond our control and have in the past produced significant downward and upward swings in operating results. Revenues are highly dependent upon conditions in the agriculture industry and can be affected by, among other factors: crop failure; changes in agricultural production practices; worldwide economic conditions, including the increasing world population, household incomes, and demand for more protein rich food, particularly in developing regions such as China, India, and Latin America, increasing demand for biofuels, and variability in commodity pricing; governmental policies; the level of inventories in the crop nutrient distribution channels; customer expectations about farmer economics, future crop nutrient prices and availability and transportation costs, among other matters; market trends in raw material costs; market prices for crop nutrients; and weather. Furthermore, our crop nutrients business is seasonal to the extent farmers and agricultural enterprises in the markets in which we compete purchase more crop nutrient products during the spring and fall. The international scope of our business, spanning the northern and southern hemispheres, reduces to some extent the seasonal impact on our business. The degree of seasonality of our business can change significantly from year to year due to conditions in the agricultural industry and other factors. The seasonal nature of our businesses requires significant working capital for inventory in advance of the planting seasons.

We sell products throughout the world. Unfavorable changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade; unexpected changes in tax and trade treaties; strengthening or weakening of foreign economies as well as political relations with the United States may cause sales trends to customers in one or more foreign countries to differ from sales trends in the United States.

Our international operations are subject to risks from changes in foreign currencies, which can affect farmer economics.

OTHER MATTERS

Employees

We had approximately 7,500 employees as of May 31, 2010, consisting of approximately 3,000 salaried and 4,500 hourly employees.

Labor Relations

As of May 31, 2010:

•

We had nine collective bargaining agreements with unions covering approximately 72% of our hourly employees in the U.S. and Canada. Of these employees, approximately 35% are covered under collective bargaining agreements scheduled to expire in fiscal 2011.

•

Agreements with eight unions covered all employees in Brazil, representing 68% of our international employees. More than one agreement may govern our relations with each of these unions. In general, the agreements are renewable on an annual basis.

•	We also had collective bargaining agreements with unions covering employees in several other countries.

Failure to renew any of our union agreements could result in a strike or labor stoppage that could have a material adverse affect on our operations. However, we have not experienced a significant work stoppage in many years and consider our labor relations to be good.

Financial Information about our Business Segments and Operations by Geographic Areas

We have included financial information about our business segments, our operations by geographic area and our revenues by class of similar products in Note 23 of our Consolidated Financial Statements.

Information Available on our Website

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments thereto, filed with the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder are made available free of charge on our website, (www.mosaicco.com), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not being incorporated in this report.

EXECUTIVE OFFICERS

Information regarding our executive officers as of July 22, 2010 is set forth below. Each of our executive officers has served in the positions listed in the table below since the Combination, except as expressly indicated below:

Name	Age	Position
Norman B. Beug	58	Senior Vice President—Potash Operations
Anthony T. Brausen	51	Vice President—Finance and Chief Accounting Officer
Gary “Bo” N. Davis	58	Vice President—Phosphate Operations
Richard L. Mack	42	Executive Vice President, General Counsel and Corporate Secretary
Richard N. McLellan	53	Senior Vice President—Commercial
James “Joc” C. O’Rourke	49	Executive Vice President—Operations
James T. Prokopanko	57	Chief Executive Officer, President and Director
Cindy C. Redding	51	Vice President—Human Resources
Lawrence W. Stranghoener	56	Executive Vice President and Chief Financial Officer
Linda Thrasher	44	Vice President—Public Affairs

Norman B. Beug. Mr. Beug was elected as Senior Vice President—Potash Operations in October 2006. Prior to the Combination, Mr. Beug was the Vice President and General Manager of IMC’s Potash Business Segment from February 2003 through October 2004. In addition, Mr. Beug became Vice President—Potash Operations of Mosaic in June 2004. Mr. Beug joined a predecessor of IMC in 1977. Mr. Beug’s prior service for IMC and its predecessor companies included a variety of supervisory and management positions in the potash business.

Anthony T. Brausen. Mr. Brausen became Vice President—Finance and Chief Accounting Officer of Mosaic in April 2006. Prior to joining Mosaic as an employee in February 2006, Mr. Brausen had been Vice President and Chief Financial Officer of Tennant Company, a designer, manufacturer and marketer of floor maintenance and outdoor cleaning equipment, chemical-free cleaning technologies, specialty surface coatings and related products, since March 2000. From 1989-2000, Mr. Brausen held several financial management positions, including Vice President and Treasurer, Assistant Controller and Director of Investor Relations, with International Multifoods Corporation, a diversified publicly-traded food processor and distributor. From 1981-1989, Mr. Brausen held various positions with KPMG LLP.

Gary “Bo” N. Davis. Mr. Davis was elected Vice President—Phosphate Operations of Mosaic in June 2010. Previously, Mr. Davis had served as Vice-President—Phosphate Operations for all of Mosaic’s Florida and

Louisiana operations since 2007 and Vice President of Mining since Mosaic’s formation in 2004. Prior to the Combination, Mr. Davis held several positions at Cargill, including Vice President, Operations for the fertilizer division from 1999 to 2004. Mr. Davis has worked in the crop nutrient industry for over 30 years.

Richard L. Mack. Effective January 1, 2009, Mr. Mack was elected Executive Vice President, General Counsel and Corporate Secretary. Mr. Mack served as Senior Vice President, General Counsel and Corporate Secretary of Mosaic since its formation in 2004. Mr. Mack also provides executive oversight for Mosaic’s land development and permitting organizations. Prior to the formation of Mosaic in 2004, Mr. Mack was a Senior Attorney in Cargill’s worldwide law department and a co-founder of Cargill’s venture capital business unit.

Richard N. McLellan. Mr. McLellan was elected as Senior Vice President—Commercial in April 2007. Previously, Mr. McLellan had served us as our Vice President—North American Sales since December 2005 and as Country Manager for our (and, prior to the Combination, Cargill’s) Brazilian crop nutrient business since November, 2002. Mr. McLellan joined Cargill in 1989 and held various roles in its Canadian and U.S. operations, including grain, retail and wholesale crop nutrient distribution.

James “Joc” C. O’Rourke. Mr. O’Rourke became Executive Vice President—Operations of Mosaic in January 2009. Prior to joining Mosaic, Mr. O’Rourke was President, Australia Pacific for Barrick Gold Corporation, the largest gold producer in Australia, since May 2006, where he was responsible for the Australia Pacific Business Unit consisting of ten gold and copper mines in Australia and Papua New Guinea. Before that, Mr. O’Rourke was Executive General Manager Australia and Managing Director of Placer Dome Asia Pacific Ltd., the second largest gold producer in Australia, from December 2004, where he was responsible for the Australia Business Unit consisting of five gold and copper mines; and General Manager Western Australia Operations for Iluka Resources Ltd., the world’s largest zircon and second largest titanium producer, from September 2003, where he was responsible for six mining and concentrating operations and two mineral separation/synthetic rutile refineries. Mr. O’Rourke had previously held various management, engineering and other roles in the mining industry in Canada and Australia since 1984.

James T. Prokopanko. Mr. Prokopanko became our President and Chief Executive Officer on January 1, 2007. Until joining us as Executive Vice President and Chief Operating Officer on July 31, 2006, Mr. Prokopanko was a Corporate Vice President of Cargill since 2004. He was Cargill’s Corporate Vice President with executive responsibility for procurement from 2002 to 2006 and a platform leader responsible for Cargill’s Ag Producer Services Platform from 1999 to July 2006. After joining Cargill in 1978, Mr. Prokopanko served in a wide range of leadership positions, including being named Vice President of North American crop inputs business in 1995. During his Cargill career, Mr. Prokopanko was engaged in retail agriculture businesses in the United States, Canada, Brazil, Argentina and the United Kingdom. Mr. Prokopanko resigned from all of his current positions with Cargill and its subsidiaries (other than Mosaic) in connection with his election as Executive Vice President and Chief Operating Officer of Mosaic. Mr. Prokopanko has served as a director of Mosaic since October 2004 and served as a member of the Corporate Governance and Nominating Committee and the Environmental, Health and Safety Committee of the Company’s Board of Directors since his election to the Board through July 31, 2006.

Cindy C. Redding. Ms. Redding was elected as Vice President-Human Resources effective July 30, 2007. Ms. Redding was previously Vice President-Human Resources of MDU Resources Group, Inc., a provider of value-added natural resource products and related services for energy and transportation infrastructure, since July 2003, and its Director of Human Resources from December 2002 to July 2003. Before that, Ms. Redding served from July 1998 until December 2002 in the positions of Director, Human Resources, Molded Plastics Division, as Corporate Benefits Planning & Delivery Manager, and as Manager, Strategic Staffing Services, for Sonoco Products Company, a global packaging company. Prior to that, Ms. Redding worked for Abbott Laboratories, a global health care company, as Manager, Human Resources, Abbott International Division, from 1997 to 1998. From 1980 to 1997, Ms. Redding worked in various business administration and human resource roles, domestic and international, for Amoco Corporation, a world-wide integrated energy company.

Lawrence W. Stranghoener. Mr. Stranghoener joined us as Executive Vice President and Chief Financial Officer in October 2004. He previously served as Executive Vice President and Chief Financial Officer of Thrivent Financial for Lutherans and its predecessor organization from January 1, 2001 until October 2004, where he had responsibility over the organization’s investments, finance and related functions. Prior to that, from 1983 through December 1999, Mr. Stranghoener worked in various senior management positions with Honeywell, Inc. in the United States and Europe, including Vice President and Chief Financial Officer, Vice President of Business Development, Vice President of Finance, Director of Corporate Financial Planning and Analysis and Director of Investor Relations. In December 1999, following the Honeywell-AlliedSignal merger, Mr. Stranghoener joined Techies.com of Edina, Minnesota, as Executive Vice President and Chief Financial Officer.

Linda Thrasher. Prior to the Combination, Ms. Thrasher was the Director of Public Policy for Cargill’s Washington, D.C. office since joining Cargill in 1994. In addition, Ms. Thrasher became Vice President—Public Affairs of Mosaic on June 14, 2004. Ms. Thrasher handled extensive legislative and regulatory issues for Cargill’s crop nutrient, salt and steel businesses and spent significant time working on environmental and trade issues.

Pursuant to the Investor Rights Agreement dated as of January 26, 2004, as amended, between Cargill and Mosaic, during the four year period that commenced on the October 22, 2004 effective date of the Combination and has now expired, Cargill and Mosaic had agreed to, among other things, take (and cause to be taken, including, without limitation, in the case of Cargill, to the extent permitted by applicable law, causing its representatives or designees on the Board of Directors to take) all commercially reasonable actions and agree to exercise all authority under applicable law to cause such individual as designated by Cargill for such purpose to be elected as our Chief Executive Officer and President. Pursuant to such provisions, Mr. Prokopanko was elected as our Chief Executive Officer and President.

Our executive officers are generally elected to serve until their respective successors are elected and qualified or until their earlier death, resignation or removal. No “family relationships,” as that term is defined in Item 401(d) of Regulation S-K, exist among any of the listed officers.

Item 1A. Risk Factors

Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below.

Our operating results are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate. These factors are outside of our control and may significantly affect our profitability.

Our operating results are highly dependent upon business and economic conditions and governmental policies affecting the agricultural industry, which we cannot control. The agricultural products business can be affected by a number of factors. The most important of these factors, for U.S. markets, are:

•	weather patterns and field conditions (particularly during periods of traditionally high crop nutrients consumption);

•	quantities of crop nutrients imported to and exported from North America;

•	current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets; and

•

U.S. governmental policies, including farm and biofuel policies, which may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions, which are also outside of our control, may also significantly influence our operating results. The international market for crop nutrients is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing crop nutrients, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries and other regulatory policies of foreign governments, as well as the laws and policies of the United States affecting foreign trade and investment.

Our most important products are global commodities, and we face intense global competition from other crop nutrient producers that can affect our prices and volumes.

Our most important products are concentrated phosphate crop nutrients, including diammonium phosphate, or DAP, and monoammonium phosphate, or MAP, and muriate of potash, or MOP. We sell most of our DAP, MAP and MOP in the form of global commodities. Our sales of these products face intense global competition from other crop nutrient producers.

Changes in competitors’ production or shifts in their marketing focus have in the past significantly affected both the prices at which we sell our products and the volumes that we sell, and are likely to continue to do so in the future.

Competitors are more likely to increase their production at times when world agricultural and crop nutrient markets are strong, and to focus on sales into regions where their returns are highest. Increases in the global supply of DAP, MAP and MOP or competitors’ increased sales into regions in which we have significant sales could adversely affect our prices and volumes.

Competitors and potential new entrants in the markets for both concentrated phosphate crop nutrients and potash have announced plans to expand capacity over the next several years. The extent to which current global or local economic and financial conditions, changes in global or local economic and financial conditions, or other factors may cause delays or cancellation of some of these projects, or result in the acceleration of existing or new projects, is unclear. In addition, the level of exports by producers of concentrated phosphate crop nutrients in China depends to a significant extent on Chinese government actions to curb exports through, among other measures, prohibitive export taxes at times when the government believes it desirable to assure ample domestic supplies of concentrated phosphate crop nutrients to stimulate grain and oilseed production.

We cannot accurately predict when or whether competitors’ capacity expansions will be completed, the impact of future decisions by the Chinese government on the level of Chinese exports of concentrated phosphate crop nutrients, or the effects of these or other actions by our competitors on the prices for our products or the volumes that we are able to sell.

Our crop nutrients and other products are subject to price and demand volatility resulting from periodic imbalances of supply and demand, which may cause our results of operations to fluctuate.

Historically, the market for crop nutrients has been cyclical, and prices and demand for our products have fluctuated to a significant extent, particularly for phosphates and, to a lesser extent, potash. Periods of high demand, increasing profits and high capacity utilization tend to lead to new plant investment and increased production. This growth increases supply until the market is over-saturated, leading to declining prices and declining capacity utilization until the cycle repeats.

As a result, crop nutrient prices and volumes have been volatile. This price and volume volatility may cause our results of operations to fluctuate and potentially deteriorate. The price at which we sell our crop nutrient products and our sales volumes could fall in the event of industry oversupply conditions, which could have a material adverse effect on our business, financial condition and results of operations. In contrast, high prices may lead our customers and farmers to delay purchasing decisions in anticipation of future lower prices, thus impacting our sales volumes.

Due to reduced market demand, depressed agricultural economic conditions and other factors, we and our predecessors have at various times suspended or reduced production at some of our facilities. The extent to which we utilize available capacity at our facilities will cause fluctuations in our results of operations, as we will incur costs for any temporary or indefinite shutdowns of our facilities and lower sales tends to lead to higher fixed costs as a percentage of sales.

Variations in crop nutrient application rates may exacerbate the cyclicality of the crop nutrient markets.

Farmers are able to maximize their economic return by applying optimum amounts of crop nutrients. Farmers’ decisions about the application rate for each crop nutrient, or to forego application of a crop nutrient, particularly phosphate and potash, vary from year to year depending on a number of factors, including among others, crop prices, crop nutrient and other crop input costs or the level of the crop nutrient remaining in the soil following the previous harvest. Farmers are more likely to increase application rates when crop prices are relatively high, crop nutrient and other crop input costs are relatively low and the level of the crop nutrient remaining in the soil is relatively low. Conversely, farmers are likely to reduce or forego application when farm economics are weak or declining or the level of the crop nutrients remaining in the soil is relatively high. This variability in application rates can materially accentuate the cyclicality in prices for our products and our sales volumes.

Our crop nutrient business is seasonal, which may result in carrying significant amounts of inventory and seasonal variations in working capital, and our inability to predict future seasonal crop nutrient demand accurately may result in excess inventory or product shortages.

The crop nutrient business is seasonal. Farmers tend to apply crop nutrients during two short application periods, the strongest one in the Spring before planting and the other in the Fall after harvest. As a result, the strongest demand for our products typically occurs during the Spring planting season, with a second period of strong demand following the Fall harvest. In contrast, we and other crop nutrient producers generally produce our products throughout the year. As a result, we and/or our customers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. The seasonality of crop nutrient demand results in our sales volumes and net sales typically being the highest during the North American Spring season and our working capital requirements typically being the highest just prior to the start of the Spring season. Our quarterly financial results can vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

If seasonal demand exceeds our projections, we will not have enough product and our customers may acquire products from our competitors, which would negatively impact our profitability. If seasonal demand is less than we expect, we will be left with excess inventory and higher working capital and liquidity requirements.

The degree of seasonality of our business can change significantly from year to year due to conditions in the agricultural industry and other factors.

The distribution channels for crop nutrients have capacity to build significant levels of inventories. Significant levels of inventories in the distribution channels for crop nutrients can adversely affect our sales volumes and selling prices.

In order to balance the production needs of crop nutrient producers with farmers’ seasonal use of crop nutrients, crop nutrient distribution channels need to have the capacity to build significant inventories. The build-up of inventories in the distribution channels can become excessive, particularly during the cyclical periods of low demand that have been typical in the crop nutrient industry. When there are excessive inventories in the distribution channel, our sales volumes and selling prices can be adversely impacted, even during periods in which farmers’ use of crop nutrients may remain strong.

For example, a build-up of concentrated phosphates and potash in the distribution channels was one of several significant factors that led to softening selling prices for concentrated phosphate crop nutrients and weakened sales volumes for both concentrated phosphate crop nutrients and potash in our fiscal year ended May 31, 2009.

Changes in transportation costs can affect our sales volumes and selling prices.

The cost of delivery is a significant factor in the total cost to customers and farmers of crop nutrients. As a result, changes in transportation costs or in customer expectations about them can affect our sales volumes and prices.

Customer expectations about future events can have a significant effect on the demand for our products. These expectations can significantly affect our sales volumes and selling prices.

Customer expectations about future events has had and is expected to continue to have an effect on the demand and prices for crop nutrients. The future events that may be affected by customer expectations include, among others:

•	Customer expectations about future crop nutrient prices and availability.

Customer expectations about selling prices and availability of crop nutrients has had and is expected to continue to have an effect on the demand for crop nutrients. When customers anticipate increasing crop nutrient selling prices, customers tend to accumulate inventories before the anticipated price increases. This can result in a lag in our realization of rising market prices for our products. Conversely, customers tend to delay their purchases when they anticipate future selling prices for crop nutrients will stabilize or decrease, adversely affecting our sales volumes and selling prices. Customer expectations about availability of crop nutrients can have similar effects on sales volumes and prices.

For example, during portions of fiscal 2009, our customers anticipated a decline in the market price of concentrated phosphate crop nutrients because of falling global prices for sulfur and ammonia, two of the key raw materials used in the production of concentrated phosphates. Our customers’ expectation of falling prices was one of several significant factors that led to weak sales volumes and softening selling prices for concentrated phosphate crop nutrients during portions of fiscal 2009.

•	Customer expectations about future farmer economics.

Similarly, customer expectations about future farmer economics has had and is expected to continue to have an effect on the demand for crop nutrients. When customers anticipate improving farmer economics, customers tend to accumulate crop nutrient inventories in anticipation of increasing sales volumes and selling prices. This can result in a lag in our realization of rising market prices for our products. Conversely, when customers anticipate declining farmer economics, customers tend to reduce the level of their purchases of crop nutrients, adversely affecting our sales volumes and selling prices.

For example, a plunge in market prices for grains and oilseeds since peaks in June 2008 led customers to expect declining farmer economics. The expectation of declining farmer economics was one of several significant factors that led to softening selling prices for concentrated phosphate crop nutrients and weak sales volumes for concentrated phosphate crop nutrients and potash during portions of fiscal 2009.

•	Changes in customer expectations about transportation costs.

As more fully discussed above, increasing transportation costs effectively increase customers’ and farmers’ costs for crop nutrients and can reduce the amount we realize for our sales. Expectations of decreasing transportation costs can result in customers and farmers anticipating that they may be able to decrease their costs by delaying purchases. As a result, changes in customer expectations about transportation costs can affect our sales volumes and prices.

We conduct our operations primarily through a limited number of key production and distribution facilities. Any disruption at one of these facilities could have a material adverse impact on our business. The risk of material disruption increases when demand for our products results in high operating rates at our facilities.

We conduct our operations through a limited number of key production and distribution facilities. These large facilities include our phosphate mines and concentrates plants, our potash mines and the ports and other distribution facilities through which we conduct our business. Any disruption of operations at one of these facilities has the possibility of significantly affecting our production or our ability to distribute our products. Operating these facilities at high rates during periods of high demand for our products increases the risk of mechanical or structural failures, decreases the time available for routine maintenance and increases the impact on our operating results from any disruption. We maintain property, business interruption and casualty insurance policies, but we are not fully insured against all potential hazards and risks incident to our business. We are subject to various self-retentions and deductibles under these insurance policies. As a result of market conditions, our premiums, self-retentions and deductibles for insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage. As a result, a disruption of operations at one of our key facilities could have a material adverse effect on our results of operation or financial condition.

Important raw materials and energy used in our businesses in the past have been and may in the future be the subject of volatile pricing. Changes in the price of our raw materials could have a material impact on our businesses.

Natural gas, ammonia and sulfur are key raw materials used in the manufacture of phosphate crop nutrient products. Natural gas is used as both a chemical feedstock and a fuel to produce anhydrous ammonia, which is a raw material used in the production of DAP and MAP. Natural gas is also a significant energy source used in the potash solution mining process. From time to time, our profitability has been and may in the future be impacted by the price and availability of these raw materials and other energy costs. Because our products are commodity-like, there can be no assurance that we will be able to pass through increased costs to our customers. A significant increase in the price of natural gas, ammonia, sulfur or energy costs that is not recovered through an increase in the price of our related crop nutrients products could have a material impact on our business.

During periods when the price for concentrated phosphates is falling because of falling raw material prices, we may experience a lag in realizing the benefits of the falling raw materials prices. This lag can adversely affect our gross margins and profitability.

During some periods, changes in market prices for raw materials can lead to changes in the global market prices for concentrated phosphate crop nutrients. In particular, the global market prices for concentrated phosphate crop nutrients can be affected by changes in the market prices for sulfur, ammonia, phosphate rock and/or phosphoric acid raw materials. Increasing market prices for these raw materials tend to put upward pressure on the selling prices for concentrated phosphate crop nutrients, and decreasing market prices for these raw materials tend to put downward pressure on selling prices for concentrated phosphate crop nutrients. When the market prices for these raw materials plunge rapidly, the selling prices for our concentrated phosphate crop nutrients can fall more rapidly than we are able to consume our raw material inventory that we purchased or committed to purchase in the past at higher prices. As a result, our costs may not fall as rapidly as the selling prices of our products. Until we are able to consume the higher priced raw materials, our gross margins and profitability can be adversely affected.

During periods when the prices for our products are falling because of falling raw material prices, we could be required to write down the value of our inventories. Any such write-down would adversely affect our results of operations and the level of our assets.

We carry our inventories at the lower of cost or market. In periods when the market prices for our products are falling rapidly in response to falling market prices for raw materials, it is possible that we could be required to write down the value of our inventories if market prices fall below our costs. Any such write-down would adversely affect our results of operations and the level of our assets. Any such effect could be material.

For example, in our fiscal quarter ended November 30, 2008, we recorded lower of cost or market inventory write-downs principally in our Phosphates segment. These lower of cost or market inventory write-downs, which totaled $293.5 million, were necessary because the carrying cost of certain ending inventories exceeded our estimates of future selling prices less reasonably predictable selling costs.

Our estimates of future selling prices reflect in part the purchase commitments we have from our customers. As a result, defaults on these existing purchase commitments because of the global or local economic and financial conditions or for other reasons could adversely affect our estimates of future selling prices and require additional inventory write-downs.

In the event of a disruption to existing transportation or terminaling facilities for raw materials, alternative transportation and terminaling facilities might not have sufficient capacity to fully serve all of our facilities.

In the event of a disruption of existing transportation or terminaling facilities for raw materials, alternative transportation and terminaling facilities might not have sufficient capacity to fully serve all of our facilities.

An extended interruption in the supply of natural gas, ammonia or sulfur to our production facilities could have a material adverse effect on our business, financial condition or results of operations.

We are subject to risks associated with our international sales and operations, which could negatively affect our sales to customers in foreign countries as well as our operations and assets in foreign countries. Some of these factors may also make it less attractive to distribute cash generated by our operations outside the United States to our stockholders, or to utilize cash generated by our operations in one country to fund our operations or repayments of indebtedness in another country or to support other corporate purposes.

For fiscal 2010, we derived approximately 65% of our net sales from customers located outside of the United States. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•	difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•	unexpected changes in regulatory environments;

•	increased government ownership and regulation of the economy in the countries we serve;

•

political and economic instability, including the possibility for civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls;

•	nationalization of properties by foreign governments;

•	the imposition of tariffs, exchange controls, trade barriers or other restrictions; and

•	currency exchange rate fluctuations between the U.S. dollar and foreign currencies, particularly the Brazilian real and the Canadian dollar.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business there and could adversely affect our revenues and operating results and the value of our assets located outside of the United States.

In addition, tax regulations, currency exchange controls and other restrictions may also make it economically unattractive to:

•	distribute cash generated by our operations outside the United States to our stockholders, or

•	utilize cash generated by our operations in one country to fund our operations or repayments of indebtedness in another country or to support other corporate purposes.

Our international assets are located in countries with volatile conditions, which could subject us and our assets to significant risks.

We are a global business with substantial assets located outside of the United States and Canada. Our operations in Brazil, Argentina, Chile, China and India are a fundamental part of our business. Volatile economic, political and market conditions in these and other emerging market countries may have a negative impact on our operations, operating results and financial condition.

Adverse weather conditions, including the impact of potential hurricanes and excess rainfall, have in the past, and may in the future, adversely affect our operations, particularly our Phosphates business, and result in increased costs, decreased production and potential liabilities.

Adverse weather conditions, including the impact of potential hurricanes and excess rainfall, have in the past and may in the future adversely affect our operations, particularly our Phosphates business. In the past, hurricanes have resulted in minor physical damage to our facilities in Florida and Louisiana. In addition, a release of phosphoric acid process wastewater at our Riverview, Florida facility during a hurricane resulted in a small civil fine, as well as a private class action lawsuit and claims for natural resource damages by governmental agencies.

More significantly, water treatment costs, particularly at our Florida operations, due to high water balances tend to increase significantly following excess rainfall from hurricanes and other adverse weather. Some of our Florida facilities have high water levels that may, from time to time, require treatment. The high water balances at phosphate facilities in Florida also led the Florida Department of Environmental Protection to adopt new rules requiring phosphate production facilities to meet more stringent process water management objectives for phosphogypsum management systems.

If additional excess rainfall or hurricanes continue to occur in coming years, our facilities may be required to take additional measures to manage process water to comply with existing or future requirements and these measures could potentially have a material effect on our business and financial condition.

Adverse weather may also cause a loss of production due to disruptions in our supply chain. For example, following Hurricane Katrina in Louisiana in 2005, oil refineries that supply sulfur to us were closed and incoming shipments of ammonia were delayed, disrupting production at our Louisiana facilities.

Our operations are dependent on having the required permits and approvals from governmental authorities. Denial or delay by a government agency in issuing any of our permits and approvals or imposition of restrictive conditions on us with respect to these permits and approvals may impair our business and operations.

We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a government agency to revoke or substantially modify an existing permit or approval could have a material adverse effect on our ability to continue operations at the affected facility.

Expansion of our operations also is predicated upon securing the necessary environmental or other permits or approvals. Over the next several years, we and our subsidiaries will be continuing our efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties.

A denial of, or delay in issuing, these permits, the issuance of permits with cost-prohibitive conditions, legal actions that prevent us from relying on permits or revocation of permits, could prevent us from mining at these properties and thereby have a material adverse effect on our business, financial condition or results of operations.

For example:

•

In Florida, local community participation has become an important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. In fiscal 2009 environmental groups for the first time filed a lawsuit in federal court against the U.S. Army Corps of Engineers with respect to its issuance of a federal wetlands permit.

•

Delays in receiving a federal wetlands permit impacted the scheduled progression of mining activities for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the U.S. Army Corps of Engineers issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the extension property in the third quarter of calendar 2010.

On June 30, 2010, certain environmental groups filed a lawsuit contesting the issuance of the federal wetlands permit, alleging that the issuance of the permit violates several federal laws relating to the protection of the environment and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law. On July 1, 2010, the court issued a temporary restraining order prohibiting the Corps and us from conducting any activities in reliance on the federal wetlands permit issued by the Corps. The temporary restraining order remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010.

If a preliminary injunction is entered by the court and mining of the Hardee County Extension is not permitted, we expect that we will need to shut down, in whole or in part, mining activities at the South Fort Meade mine for an indefinite period of time, resulting in layoffs of employees, significant costs to suspend operations, idle plant costs and possible other adverse impacts on our Phosphates operations.

We have included additional discussion about permitting for our phosphate mines in Florida, including the lawsuit contesting the issuance of the federal wetlands permit for the extension of our South Fort Meade mine into Hardee County, under “Environmental, Health and Safety Matters—Permitting” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 21 of our Consolidated Financial Statements. This information is incorporated herein by reference.

We are subject to financial assurance requirements as part of our routine business operations. These financial assurance requirements affect our costs and increase our liquidity requirements. If we were unable to satisfy applicable financial assurance requirements, we might not be able to obtain or maintain permits we need to operate our business as we have in the past. Our need to comply with these requirements could materially affect our business, results of operations or financial condition.

In many cases, as a condition to procuring or maintaining permits and approvals or otherwise, we are required to comply with financial assurance regulatory requirements. The purpose of these requirements is to provide comfort to the government that sufficient funds will be available for the ultimate closure, post-closure care and/or reclamation of our facilities. In most cases, these financial assurance requirements can be satisfied without the need for any expenditure of corporate funds to the extent our financial statements meet certain balance sheet and income statement financial strength tests. In the event that we are unable to satisfy these financial strength tests, we must utilize alternative methods of complying with the financial assurance requirements or could be subject to enforcement proceedings brought by relevant government agencies. Potential alternative methods of compliance include negotiating a consent decree that imposes alternative financial assurance or other conditions or, alternatively, providing credit support in the form of cash escrows, surety bonds from insurance companies, letters of credit from banks, or other forms of financial instruments or collateral to satisfy the financial assurance requirements. Use of these alternative means of financial assurance imposes additional expense on us. Some of them, such as letters of credit, also use a portion of our available liquidity. Other alternative means of financial assurance, such as surety bonds, may in some cases require collateral and generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds. Collateral that is required may be in many forms including letters of credit or other financial instruments that utilize a portion of our available liquidity, or in the form of assets such as real estate, which reduces our flexibility to manage or sell assets. In the past, we have not always been able to satisfy applicable financial strength tests, and in the future, it is possible that we will not be able to pass the applicable financial strength tests, negotiate consent decrees, establish escrow accounts or obtain letters of credit, surety bonds or other financial instruments on acceptable terms and conditions or at a reasonable cost, or that the form and/or cost of compliance could increase, which could materially adversely affect our business, results of operations or financial condition.

The other environmental regulations to which we are subject may also have a material adverse effect on our business, financial condition and results of operations.

In addition to permitting and financial assurance requirements, we are subject to numerous other environmental, health and safety laws and regulations in the U.S., Canada, China, Brazil and other countries where we operate. These laws and regulations govern a wide range of matters, including environmental controls, land reclamation, discharges to air and water and remediation of hazardous substance releases. They significantly affect our operating activities as well as the level of our operating costs and capital expenditures. In some international jurisdictions, environmental laws change frequently and it may be difficult for us to determine if we are in compliance with all material environmental laws at any given time.

We are, and may in the future be, involved in legal and regulatory proceedings that could be material to us. These proceedings include “legacy” matters arising from activities of our predecessor companies and from facilities and businesses that we have never owned or operated.

We have in the past been, are currently and may in the future be subject to legal and regulatory proceedings that could be material to our business, results of operations, liquidity or financial condition. These proceedings may be brought by the government or private parties and may arise out of a variety of matters, including:

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Allegations by the government or private parties that we have violated the permitting, financial assurance or other environmental, health and safety laws and regulations discussed above. For example, the U.S. Environmental Protection Agency is engaged in an ongoing review of mineral processing industries, including us and other phosphoric acid producers, under the U.S. Resource Conservation and Recovery Act. We are also involved in other proceedings alleging that, or to review whether, we have violated environmental laws in the United States and Brazil.

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Other environmental, health and safety matters, including alleged personal injury, wrongful death, property damage, subsidence from mining operations, natural resource damages and other damage to the environment, arising out of operations, including accidents. For example, several actions were initiated by the government and private parties related to releases of phosphoric acid process wastewater at our Riverview, Florida facility during the hurricanes in 2004.

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Antitrust, commercial, tax and other disputes. For example, we are currently one of a number of defendants in multiple class-action lawsuits, in which the plaintiffs seek unspecified amounts of damages including treble damages, alleging that we and other defendants conspired to, among other matters, fix the price at which potash was sold in the United States, allocated market shares and customers and fraudulently concealed their anticompetitive conduct.

The legal and regulatory proceedings to which we are currently or may in the future be subject can, depending on the circumstances, result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings that interrupt, impede or otherwise materially affect our business operations, and/or criminal sanctions.

Among other environmental laws, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act imposes liability, including for cleanup costs, without regard to fault or to the legality of a party’s conduct, on certain categories of persons, including current and former owners and operators of a site and parties who are considered to have contributed to the release of “hazardous substances” into the environment. Under CERCLA, or various U.S. state analogs, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. As a crop nutrient company working with chemicals and other hazardous substances, we will periodically incur liabilities and cleanup costs, under CERCLA and other environmental laws, with regard to our current or former facilities, adjacent or nearby third party facilities or offsite disposal locations.

Pending and potential legal and regulatory proceedings may arise out of our present activities, including operations at current facilities. They may also arise out of past activities by us, our predecessor companies and subsidiaries that our predecessors have sold. These past activities were in some cases at facilities that we and our subsidiaries no longer own or operate and may have never owned or operated.

We have included additional information with respect to pending legal and regulatory proceedings in Note 21 of our Consolidated Financial Statements and in this report in Part I, Item 3, “Legal Proceedings”.

These legal and regulatory proceedings involve inherent uncertainties and could negatively impact our business, results of operations, liquidity or financial condition.

The permitting, financial assurance and other environmental, health and safety laws and regulations to which we are subject may become more stringent over time. This could increase the effects on us of these laws and regulations, and the increased effects could be material.

Continued government and public emphasis on environmental, health and safety issues in the U.S., Canada, China, Brazil and other countries where we operate can be expected to result in requirements that apply to us and our operations that are more stringent than those that are described above and elsewhere in this report. These more stringent requirements may include among other matters increased levels of future investments and expenditures for environmental controls at ongoing operations which will be charged against income from future operations, increased levels of the financial assurance requirements to which we are subject, increased efforts or costs to obtain permits or denial of permits, and other matters that could increase our expenses, capital requirements or liabilities or adversely affect our business, liquidity or financial condition. In addition, to the extent restrictions imposed in countries where our competitors operate, such as China, India, Former Soviet Union countries or Morocco, are less stringent than in the countries where we operate, our competitors could gain cost or other competitive advantages over us. These effects could be material.

Among other matters, in January 2010, the U.S. Environmental Protection Agency (“EPA”) proposed a rule that would impose numeric criteria for the discharge of nitrogen and/or phosphorous into Florida lakes and streams. The EPA’s proposed criteria would limit the discharge of nitrogen and/or phosphorous into Florida lakes and streams, and these levels could require us and other entities to control or limit these discharges substantially below current levels. We are evaluating the impact of the proposed criteria on our operations. We cannot predict whether EPA will finalize a numeric nutrient criteria rule, what the final terms of such a rule would be, whether prospective compliance with such a rule would adversely affect our results of operations, liquidity or capital resources, or whether any such adverse effects could be material to us.

Regulatory restrictions on greenhouse gas emissions in the United States, Canada or elsewhere could adversely affect us, and these effects could be material.

Various governmental initiatives to limit greenhouse gas emissions are under way or under consideration around the world. These initiatives could restrict our operating activities, require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency or limit our output, require us to make capital improvements to our facilities, increase our energy, raw material and transportation costs or limit their availability, or otherwise adversely affect our results of operations, liquidity or capital resources, and these effects could be material to us.

Governmental greenhouse gas emission initiatives include among others:

•	Initiatives in the United States:

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EPA Regulations. In December 2009, the EPA finalized its previously proposed Endangerment Finding under the Clean Air Act that motor vehicles are sources of greenhouse gases that are reasonably anticipated to endanger public health and welfare. Subsequently, on May 13, 2010, the EPA issued its final Prevention of Significant Deterioration (“PSD”) and Title V Greenhouse Gas Tailoring Rule (the “Tailoring Rule”). Under the Tailoring Rule, (i) beginning in January 2011, sources that are currently subject to the PSD requirements that undergo modifications that increase their greenhouse gas emissions by 75,000 short tons per year will be subject to PSD permitting requirements for greenhouse gas emissions and (ii) beginning in July 2011, new projects that are not otherwise subject to the PSD requirements will become subject to PSD requirements if they emit greenhouse gas emissions of more than 100,000 short tons per year.

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Congressional Legislation. The U.S. House of Representatives has passed legislation that would establish a comprehensive program to reduce greenhouse gas emissions. This legislation could mandate increased use of renewable energy sources, increased energy efficiency, and an economy-wide emission cap and trade program. Many other bills have been introduced both in the U.S. House of Representatives and the U.S. Senate.

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State Initiatives. The Florida Department of Environmental Protection (“FDEP”) is conducting rulemaking proceedings to develop a greenhouse gas cap and trade regulatory program applicable to electric utilities. Some public documents and discussions that are part of the FDEP’s rulemaking process have considered our Phosphates’ business segment’s electricity cogeneration facilities to be includable in such a regulatory program.

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Initiatives in Canada—Kyoto Protocol. In December 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). Developments in Canada’s efforts to reduce greenhouse gases include:

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In March 2008, Canada announced a new Climate Change Plan for Canada which established a target of reducing greenhouse gases 20% from 2006 levels by 2020. In May 2009, the Minister of Environment indicated implementation may be delayed to assure sufficient alignment with the evolving approach in the U.S. to avoid trade sanctions.

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In May 2009, the Province of Saskatchewan, in which our Canadian potash mines are located, began to consider legislation intended to lead to the development and administration of climate change regulation in Saskatchewan by the Province rather than the federal government. Key elements under consideration by the Province include a primary focus on achieving the 20% reduction by 2020 through technological advancements; creation of a Technology Fund to allow large final emitters of greenhouse gases to obtain required greenhouse gas emission credits by paying into the fund and using this fund for approved research and development projects targeted primarily at applied technological improvements; and creation of a “Green” Foundation Fund intended to be used more broadly for grass roots research and development.

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International Initiatives. Although international negotiations concerning greenhouse gas emission reductions and other responses to climate change are underway, final obligations in the post-Kyoto Protocol period after 2012 remain undefined. Any new international agreements addressing climate change could adversely affect our operating activities, energy, raw material and transportation costs, results of operations, liquidity or capital resources, and these effects could be material. In addition, to the extent climate change restrictions imposed in countries where our competitors operate, such as China, India, Former Soviet Union countries or Morocco, are less stringent than in the United States or Canada, our competitors could gain cost or other competitive advantages over us.

Future climate change could adversely affect us, and these effects could be material.

The prospective impact of potential climate change on our operations and those of our customers and farmers remains uncertain. Some scientists have hypothesized that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location. At the present time, we cannot predict the prospective impact of potential climate change on our results of operations, liquidity or capital resources, or whether any such effects could be material to us.

Some of our competitors and potential competitors have greater resources than we do which may place us at a competitive disadvantage and adversely affect our sales and profitability. These competitors include state-owned and government-subsidized entities in other countries.

We compete with a number of producers in North America and throughout the world, including state-owned and government-subsidized entities. Some of these entities may have greater total resources than we do, and may be less dependent on earnings from crop nutrients sales than we are. In addition, some of these entities may have access to lower cost or government-subsidized natural gas supplies, placing us at a competitive disadvantage. Furthermore, governments as owners of some of our competitors may be willing to accept lower prices and profitability on their products in order to support domestic employment or other political or social goals. To the extent other producers of crop nutrients enjoy competitive advantages or are willing to accept lower profit levels, the price of our products, our sales volumes and our profits may be adversely affected.

We have substantial cash balances that we invest in what we believe to be relatively short-term, highly liquid and high credit quality investments. We intend the investment risks, including counterparty default and lack of liquidity, on these types of investments to be relatively low, but market rates of return on these types of investments are also generally relatively low. In addition, our efforts to manage the investment risks could be unsuccessful. This could result in a material adverse effect on our results of operations, liquidity or financial condition.

Our significant cash flows from operations have resulted in cash and cash-equivalents of approximately $2.5 billion at May 31, 2010. Our cash and cash-equivalents should continue to increase when we generate cash from operations, except to the extent we reinvest in our business or make distributions to our stockholders. We generally invest these cash and cash-equivalents in what we believe to be relatively short-term, highly liquid and high credit quality instruments. Because of these characteristics of our cash and cash-equivalents, the market rates of return on them are lower than our expectations for the return on capital invested in our business operations. Moreover, our efforts to manage investment risk by focusing our investing on short-term, highly liquid and high credit quality investments could prove unsuccessful. The likelihood that our efforts to manage investment risk might prove unsuccessful is heightened during times when there is significant turmoil in the financial markets. As a result, counterparties could default on their obligations to us, or the liquidity of financial instruments that we hold could become impaired. Any such event could have a material adverse effect on our results of operations, liquidity or financial condition.

We do not own a controlling equity interest in our non-consolidated companies, some of which are foreign companies, and therefore our operating results and cash flow may be materially affected by how the governing boards and majority owners operate such businesses. There may also be limitations on monetary distributions from these companies that are outside of our control. Together, these factors may lower our equity earnings or cash flow from such businesses and negatively impact our results of operations.

We hold several minority ownership interests in crop nutrient manufacturing or distribution companies that are not controlled by us. As some of these companies are significant to us, their results of operations materially affect our equity earnings. Because we do not control these companies either at the board or stockholder levels and because local laws in foreign jurisdictions and contractual obligations may place restrictions on monetary distributions by these companies, we cannot ensure that these companies will operate efficiently, pay dividends, or generally follow the desires of our management by virtue of our board or stockholder representation. As a result, these companies may contribute significantly less than anticipated to our equity earnings and cash flow, negatively impacting our results of operations and liquidity.

Strikes or other forms of work stoppage or slowdown could disrupt our business and lead to increased costs.

Our financial performance is dependent on a reliable and productive work force. A significant portion of our workforce is covered by collective bargaining agreements with unions. Unsuccessful contract negotiations or adverse labor relations could result in strikes or slowdowns. Any disruptions may decrease our production and sales or impose additional costs to resolve disputes. The risk of adverse labor relations may increase as our profitability increases because labor unions’ expectations and demands generally rise at those times.

Accidents occurring in the course of our operating activities could result in significant liabilities, interruptions or shutdowns of facilities or the need for significant safety or other expenditures.

We engage in mining and industrial activities that can result in serious accidents. Mining, in particular, can be a dangerous activity. If our safety procedures are not effective, we could be subject to liabilities arising out of personal injuries or death, our operations could be interrupted and we might have to shut down or abandon affected facilities. Accidents could cause us to expend significant amounts to remediate safety issues or to repair damaged facilities. For example:

•	Our Esterhazy mine has had an inflow of brine for more than 20 years. At various times, we have experienced new or increased inflows at the mine. The Esterhazy mine is not insured against the risk of floods and water inflows and the costs to control the brine inflows could increase in future years. The brine inflows, risk to employees or remediation costs could also cause us to change our mining process or abandon this mine, which in turn could significantly negatively impact our results of operations, liquidity or capital resources.

Since December 1985, we have had inflows of salt saturated brine into our Esterhazy, Saskatchewan mine. Over the past century, several potash mines experiencing water inflow problems have flooded. In order to control brine inflows at Esterhazy, we have incurred, and will continue to incur, expenditures, certain of which due to their nature have been capitalized, while others have been charged to expense.

At various times, we have experienced new or increased brine inflows at the Esterhazy mine. For example, in late 2006, we identified a new salt saturated brine inflow in a mined out area located approximately 7,500 feet from our existing brine inflow management area. Initial data suggested that the new inflow was at the rate of 20,000 to 25,000 gallons per minute, which was significantly greater than the highest inflow rates that we had successfully managed (approximately 10,000 to 15,000 gallons per minute) at the Esterhazy mine since 1985. Without abatement, and assuming our initial estimates to be accurate, we estimated that we had storage capacity to handle the new brine inflow for several months before adversely affecting production at the Esterhazy mine. Our remediation efforts included grouting that reduced the level of the inflows to approximately historical rates and pumping to reduce the level of brine in the mine. See “Potash Net Sales and Gross Margin” in our Management’s Analysis for a discussion of costs and other information relating to the brine inflows. Inflow rate measurements reflect an estimate as of a particular point in time, and depending on when tests are conducted, rates can fluctuate up or down. There can be no assurance that:

•	the pumping, grouting and other measures that we use to mitigate the inflows at the Esterhazy mine will continue to be successful in mitigating the inflows;

•	our estimates of the volumes of the brine inflow or storage capacity for brine at the Esterhazy mine are accurate;

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the volumes of the brine inflows will not fluctuate from time to time, the rate of the brine inflows will not be greater than our current assumptions and that any such fluctuations or increases would not be material; or

•	the expenditures to control the inflows will be consistent with our current estimates.

It is possible that the costs of remedial efforts at Esterhazy may further increase beyond our current estimates in the future and that such an increase could be material, or, in the extreme scenario, that the water inflows, risk to employees or remediation costs may increase to a level which would cause us to change our mining process or abandon the mine.

Due to the ongoing brine inflow problem at Esterhazy, underground operations at this facility are currently not insurable for water incursion problems. Our mines at Colonsay, Saskatchewan, and Carlsbad, New Mexico, are also subject to the risks of inflow of water as a result of our shaft mining operations.

•	Some of our mines are subject to potential damage from earthquakes.

The excavation of mines can result in potential seismic events or can increase the likelihood or potential severity of a seismic event. The rise and fall of water levels, such as those arising from the brine inflows and our remediation activities at our Esterhazy mine, can also result in or increase the likelihood or potential severity of a seismic event. Our Esterhazy mine has experienced minor seismic events from time to time. A significant seismic event at one of our mines could result in damage to or flooding of the mine or, in the extreme scenario, cause us to change our mining process or abandon the mine.

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Our underground potash shaft mines are subject to risk from fire. In the event of a fire, if our emergency procedures are not successful, we could have significant injuries or deaths. In addition, fire at one of our underground shaft mines could halt our operations at the affected mine while we investigate the origin of the fire or for longer periods for remedial work or otherwise.

Our underground potash shaft mines at Esterhazy, Saskatchewan, Colonsay, Saskatchewan and Carlsbad, New Mexico are subject to risk from fire, For example, in January 2006, we experienced a fire at our Esterhazy mine. At the time of the fire, there were 72 mine workers underground. These mine workers were safely evacuated the following day. We halted operations at our Esterhazy mine for over a week during our investigation of the origin of the fire. Any failure of our safety procedures in the future could result in serious injuries or death, or lengthier shutdowns, which could result in significant liabilities and/or impact on the financial performance of our Potash business, including a possible material adverse effect on our results of operations, liquidity or financial condition.

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We handle significant quantities of ammonia at several of our facilities. If our safety procedures are not effective, an accident involving our ammonia operations could result in serious injuries or death, or result in the shutdown of our facilities.

We produce ammonia at our Faustina, Louisiana phosphate concentrates plant, use ammonia in significant quantities at all of our Florida and Louisiana phosphates concentrates plants and store ammonia at some of our distribution facilities. For our Florida phosphates concentrates plants, ammonia is received at terminals in Tampa and transported by pipelines to our facilities. Our ammonia is generally stored and transported at high pressures. An accident could occur that could result in serious injuries or death, or the evacuation of areas near an accident. An accident could also result in property damage or the shutdown of our Florida or Louisiana phosphates concentrates plants, the ammonia terminals or pipelines serving those plants or our other ammonia storage and handling facilities. As a result, an accident involving ammonia could have a material adverse effect on our results of operations, liquidity or financial condition.

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We also use or produce other hazardous or volatile chemicals at some of our facilities. If our safety procedures are not effective, an accident involving these other hazardous or volatile chemicals could result in serious injuries or death, or result in the shutdown of our facilities.

We use sulfuric acid in the production of concentrated phosphates in our Florida and Louisiana operations. Some of our Florida and Louisiana facilities produce fluorosilicic acid, which is a hazardous chemical, for resale to third parties. We also use or produce other hazardous or volatile chemicals at some of our facilities. An accident involving any of these chemicals could result in serious injuries or death, or evacuation of areas near an accident. An accident could also result in property damage or shutdown of our facilities, or cause us to expend significant amounts to remediate safety issues or to repair damaged facilities. As a result, an accident involving any of these chemicals could have a material adverse effect on our results of operations, liquidity or financial condition. For example, in October 2006, an explosion occurred at our Faustina, Louisiana ammonia plant, which is located adjacent to our phosphate production facility. As a result, the ammonia plant was idle for repairs until mid-January 2007.

Deliberate, malicious acts, including terrorism, could damage our facilities, disrupt our operations or injure employees, contractors, customers or the public and result in liability to us.

Intentional acts of destruction could hinder our sales or production and disrupt our supply chain. Our facilities could be damaged or destroyed, reducing our operational production capacity and requiring us to repair or replace our facilities at substantial cost. Employees, contractors and the public could suffer substantial physical injury for which we could be liable. Governmental authorities may impose security or other requirements that could make our operations more difficult or costly. The consequences of any such actions could adversely affect our operating results and financial condition.

We may be adversely affected by changing antitrust laws to which we are subject. Increases in crop nutrient prices can increase the scrutiny to which we are subject under these laws.

We are subject to antitrust and competition laws in various countries throughout the world. We cannot predict how these laws or their interpretation, administration and enforcement will change over time. Changes in antitrust laws globally, or in their interpretation, administration or enforcement, may limit our existing or future operations and growth, or the operations of Canpotex Limited and the Phosphate Chemicals Export Association, Inc., which serve as export associations for our Potash and Phosphates businesses, respectively. Increases in crop nutrient prices have in the past resulted in increased scrutiny of the crop nutrient industry under antitrust and competition laws and can increase the risk that these laws could be interpreted, administered or enforced in a manner that could affect our operating practices or impose liability on us in a manner that could materially adversely affect our operating results and financial condition.

We may be adversely affected by other changes in laws resulting from increases in food and crop nutrient prices.

Increases in prices for, among other things, food, fuel and crop inputs (including crop nutrients) have in the past been the subject of significant discussion by various governmental bodies and officials throughout the world. In response to increases, it is possible that governments in one of more of the locations in which we operate or where we or our competitors sell our products could take actions that could affect us. Such actions could include, among other matters, changes in governmental policies relating to agriculture and biofuels (including changes in subsidy levels), price controls, tariffs, windfall profits taxes or export or import taxes. Any such actions could materially adversely affect our operating results and financial condition.

Our competitive position could be adversely affected if we are unable to participate in continuing industry consolidation.

Most of our products are readily available from a number of competitors, and price and other competition in the crop nutrient industry is intense. In addition, crop nutrient production facilities and distribution activities frequently benefit from economies of scale. As a result, particularly during pronounced cyclical troughs, the crop nutrient industry has a long history of consolidation. Mosaic itself is the result of a number of industry consolidations. We expect consolidation among crop nutrient producers could continue. Our competitive position could suffer to the extent we are not able to expand our own resources either through consolidations, acquisitions, joint ventures or partnerships. In the future, we may not be able to find suitable companies to combine with, assets to purchase or joint venture or partnership opportunities to pursue. Even if we are able to locate desirable opportunities, we may not be able to enter into transactions on economically acceptable terms. If we do not successfully participate in continuing industry consolidation, our ability to compete successfully could be adversely affected and result in the loss of customers or an uncompetitive cost structure, which could adversely affect our sales and profitability.

Our risk management strategy may not be effective.

Our businesses are affected by fluctuations in market prices for our products, the purchase price of natural gas, ammonia and sulfur consumed in operations, freight and shipping costs and foreign currency exchange rates. We periodically enter into derivatives and forward purchase contracts to mitigate some of these risks. However, our strategy may not be successful in minimizing our exposure to these fluctuations. See “Market Risk” in our Management’s Analysis and Note 15 of our Consolidated Financial Statements that is incorporated by reference in this report in Part II, Item 8.

A shortage of railcars, barges and ships for carrying our products and the raw materials we use in our business could result in customer dissatisfaction, loss of production or sales, and higher transportation or equipment costs.

We rely heavily upon truck, rail, barge and ocean freight transportation to obtain the raw materials we need and to deliver our products to our customers. In addition, the cost of transportation is an important part of the final sale price of our products. Finding affordable and dependable transportation is important in obtaining our raw materials and to supply our customers. Higher costs for these transportation services or an interruption or slowdown due to factors including high demand, high fuel prices, labor disputes, layoffs or other factors affecting the availability of qualified transportation workers, adverse weather or other environmental events, or changes to rail, barge or ocean freight systems, could negatively affect our ability to produce our products or deliver them to our customers, which could affect our performance and results of operations.

Strong demand for grain and other products and a strong world economy increase the demand for and reduce the availability of transportation, both domestically and internationally. Shortages of railcars, barges and ocean transport for carrying product and increased transit time may result in customer dissatisfaction, loss of sales and higher equipment and transportation costs. In addition, during periods when the shipping industry has a shortage of ships the substantial time needed to build new ships prevents rapid market response. Delays and missed shipments due to transportation shortages, including vessels, barges, railcars and trucks, could result in customer dissatisfaction or loss of sales potential, which could negatively affect our performance and results of operations.

A lack of customers’ access to credit can adversely affect their ability to purchase our products.

Some of our customers require access to credit to purchase our products. A lack of available credit to customers in one or more countries, due to the global or local economic conditions or for other reasons, could adversely affect demand for crop nutrients.

For example, the recent global economic crisis reduced the availability of credit to borrowers worldwide. A lack of available credit was one of several significant factors that adversely affected international customers’ demand for crop nutrients in some countries in our fiscal year ended May 31, 2009.

We extend trade credit to our customers and guarantee the financing that some of our customers use to purchase our products. Our results of operations may be adversely affected if these customers are unable to repay the trade credit from us or financing from their banks. Increases in prices for crop nutrient, other agricultural inputs and grain may increase this risk.

We extend trade credit to our customers in the United States and throughout the world, in some cases for extended periods of time. In Brazil, where there are fewer third-party financing sources available to farmers, we also have several programs under which we guarantee customers’ financing from financial institutions that they use to purchase our products. As our exposure to longer trade credit extended throughout the world and use of guarantees in Brazil increases, we are increasingly exposed to the risk that some of our customers will not pay us or the amounts we have guaranteed. Additionally, we become increasingly exposed to risk due to weather and crop growing conditions, fluctuations in commodity prices or foreign currencies, and other factors that influence the price, supply and demand for agricultural commodities. Significant defaults by our customers could adversely affect our financial condition and results of operations.

Increases in prices for crop nutrients increase the dollar amount of our sales to customers. The larger dollar value of our customers’ purchases may also lead them to request longer trade credit from us and/or increase their need for us to guarantee their financing of our products. Either factor could increase the amount of our exposure to the risk that our customers may be unable to repay the trade credit from us or financing from their banks that we guarantee. In addition, increases in prices for other agricultural inputs and grain may increase the working capital requirements, indebtedness and other liabilities of our customers, increase the risk that they will default on the trade credit from us or their financing that we guarantee, and decrease the likelihood that we will be able to collect from our customers in the event of their default.

Cargill’s status as a significant stockholder and its representation on our Board of Directors may create conflicts of interest with our other stockholders and could cause us to take actions that may not be beneficial to our other stockholders or that our other stockholders do not support.

As of May 31, 2010, Cargill owned 64.2% of the outstanding shares of our common stock. In addition, seven Cargill nominees are members of our twelve-member Board of Directors. Accordingly, Cargill effectively controls our strategic direction and significant corporate transactions, and its interests in these matters may conflict with the interests of other stockholders of Mosaic. As a result, Cargill could cause us to take actions that may not be beneficial to our other stockholders or that our other stockholders do not support.

Cargill’s significant ownership interest in Mosaic and our classified Board of Directors and other anti-takeover provisions could deter an acquisition proposal for Mosaic that other stockholders may consider favorable.

Because Cargill is the owner of a majority of the shares of our common stock, a third party will not be able to acquire control of us without Cargill’s consent because Cargill could vote its shares of our common stock against any takeover proposal submitted for stockholder approval. In addition, we have a classified Board of Directors and other takeover defenses in our certificate of incorporation and bylaws. Cargill’s ownership interest in us and these other anti-takeover provisions could discourage potential acquisition proposals for us and could delay or prevent a change of control of Mosaic. These deterrents could make it very difficult for non-Cargill holders to remove or replace members of our Board of Directors or management, which could be detrimental to our other stockholders.

Our stockholders may be adversely affected if Cargill were to, among other things, increase its ownership percentage of our common stock above 64.2% or seek additional representation on our Board of Directors, any of which could have an impact on the price of our common stock. Our stockholders may also be adversely affected if Cargill were to transfer all or a significant percentage of its interest in our common stock to a third party.

Cargill is free to increase its ownership interest in our common stock. Purchases of additional shares of our common stock by Cargill could result in lower trading volumes for our common stock and make it difficult for stockholders to sell shares of our common stock.

In addition, Cargill is permitted to sell its shares of our common stock. Cargill’s sale or transfer of a significant number of shares of our common stock could create a decline in the price of our common stock. Furthermore, if Cargill’s sales or transfers were made to a single buyer or group of buyers, it could result in a third party acquiring effective control of Mosaic.

Cargill is also free to seek to increase its representation on the Mosaic Board of Directors above seven members. This action could further increase Cargill’s control over Mosaic and deter or delay an acquisition of Mosaic thereby having a negative impact on the price of our common stock.

Our success will increasingly depend on our ability to attract and retain highly qualified and motivated employees.

We believe our continued success depends on the collective abilities and efforts of our employees. Like many businesses, a significant number of our employees, including some of our most highly skilled employees with specialized expertise in potash and phosphates operations, will be approaching retirement age throughout the next decade and beyond. In addition, we compete for a talented workforce with other businesses, particularly within the mining and chemicals industries in general and the crop nutrients industry in particular. Our expansion plans are highly dependent on our ability to retain and to attract and train highly qualified and motivated employees who are essential to the success of our ongoing operations as well as to our expansion plans. If we were to be unsuccessful in retaining, attracting and training the employees we require, our ongoing operations and expansion plans could be materially and adversely affected.

The success of our Potash expansion plans and other strategic initiatives depends on our ability to effectively manage these initiatives.

We have initiated several significant strategic initiatives, principally our plans to expand the annual production capacity of our Potash business by more than five million tonnes of finished product by 2020. These strategic initiatives involve capital and other expenditures of several billions of dollars over a number of years and require effective project management. To the extent the processes we put in place to manage these initiatives are not effective, our capital expenditure and other costs may exceed our expectations or the benefits we expect from these initiatives might not be fully realized.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Information regarding our plant and properties is included in Part I, Item 1, “Business,” of this report.

Item 3. Legal Proceedings.

We have included information about legal and environmental proceedings in Note 21 of our Consolidated Financial Statements. This information is incorporated herein by reference.

We are also subject to the following legal and environmental proceedings in addition to those described in Note 21 of our Consolidated Financial Statements:

•

Fosfertil Merger Proceedings. In December 2006, Fosfertil and Bunge Fertilizantes S.A. (“Bunge Fertilizantes”) proposed a reorganization pursuant to which Bunge Fertilizantes would become a subsidiary of Fosfertil and subsidiaries of Bunge Limited (“Bunge Group”) would increase their ownership in Fosfertil. Pursuant to the proposed reorganization, our existing 20.1% ownership interests in Fosfertil would have been diluted to approximately 10% of the combined enterprise.

In June 2006, Mosaic Fertilizantes do Brasil Ltda. (formerly known as Mosaic Fertilizantes do Brasil S.A.) (“Mosaic Brazil”) filed a lawsuit against Fosfertil, Fertifos and other subsidiaries of Bunge Group (collectively, the “Bunge Parties”) in the Civil Court of the Central District in Sao Paulo, Brazil (the “Civil Court”), challenging the validity of corporate actions taken by Fosfertil and Fertifos in advance of the proposal for the reorganization. These corporate actions included, among other things, actions taken at an April 2006 meeting of the shareholders of Fertifos to replace our representatives on the Fertifos Board of Directors and subsequent acts by the reconstituted Fertifos Board. Following various proceedings and decisions in the Brazilian courts, in August 2009, the Superior Court of Justice (the “Superior Court”) upheld an April 2007 decision against us by the Civil Court in this lawsuit. In March 2010, we filed an appeal to the Supreme Court against the Superior Court’s August 2009 decision.

In December 2006 and May 2007, Mosaic Brazil filed additional lawsuits in the Civil Court seeking annulment of the vote by Fertifos’ Board of Directors approving the proposed reorganization. These lawsuits were against (i) Fertifos and its directors on the grounds that the Board of Directors lacked statutory authority to decide the matter and (ii) Fertifos, its directors, and Fosfertil based on conflicts of interests on the part of the Fertifos’ directors appointed by Bunge Fertilizantes. In January 2009, the Civil Court ruled in favor of Mosaic Brazil in both of these lawsuits and declared the vote by Fertifos’ Board of Directors approving the proposed reorganization null and void. In April 2009, the defendants appealed the Civil Court’s rulings in Mosaic Brazil’s favor to the State Court of Appeal.

In February 2007, Mosaic Brazil petitioned the Brazilian Securities Commission, challenging, among other things, the valuation placed by the Bunge Parties on Fosfertil. In connection with the pending acquisition of Mosaic Brazil’s equity interests in Fertifos and Fosfertil by Vale, as discussed under “Phosphates Segment—Sale of Fosfertil and Cubatao Facility” in Part I, Item 1, “Business,” Mosaic

Brazil and Vale have agreed to release and waive all rights in connection with these proceedings. Motions for dismissal have been filed with, and the dismissals are pending approval before, the applicable courts. As the motions for dismissal are approved by the courts, these proceedings will be concluded.

•

New Wales Multifos Kiln Testing Issues. We have reported to the EPA and the Florida Department of Environmental Protection certain irregularities in our testing related to compliance with the nitrous oxide emission limits in the air permit for a kiln used for production of Multifos animal feed at our New Wales, Florida, phosphate concentrates plant. We understand that both federal and state enforcement officials are considering whether to bring enforcement actions with respect to the testing irregularities. We cannot predict whether federal or state enforcement officials will bring enforcement actions or the amount or nature of any potential penalties or other liabilities that would be sought; however, we do not expect that resolution of this matter will have a material impact on our business or financial condition.

PART II.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

We have included information about the market price of, dividends on and the number of holders of our common stock under “Quarterly Results (Unaudited)” in the financial information that is incorporated by reference in this report in Part II, Item 8, “Financial Statements and Supplementary Data.”

We have included information on dividend restrictions in Note 11 of our Consolidated Financial Statements.

The principal stock exchange on which our common stock is traded is The New York Stock Exchange.

The following provides information related to equity compensation plans:

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in first column)
Equity compensation plans approved by stockholders	3,482,473	$30.84	18,149,353
Equity compensation plans not approved by stockholders	-	-	-

Total	3,482,473	$30.84	18,149,353

(a)	Includes grants of stock options and time-based restricted stock units.
(b)	Includes weighted average exercise price of stock options only.

Pursuant to our employee stock plans relating to the grant of employee stock options, stock appreciation rights and restricted stock awards, we have granted and may in the future grant employee stock options to purchase shares of common stock of Mosaic for which the purchase price may be paid by means of delivery to us by the optionee of shares of common stock of Mosaic that are already owned by the optionee (at a value equal to market value on the date of the option exercise). During the period covered by this report, no options to purchase shares of common stock of Mosaic were exercised for which the purchase price was so paid.

Item 6. Selected Financial Data.

We have included selected financial data for our fiscal years 2006 through 2010 under “Five Year Comparison,” in the financial information that is incorporated by reference in this report in Part II, Item 8, “Financial Statements and Supplementary Data.” This information is incorporated herein by reference.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We have included our Management’s Analysis in our annual report to stockholders. This information is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We have included a discussion about market risks under “Market Risk” in our Management’s Analysis. This information is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

We have included our Consolidated Financial Statements, the Notes to Consolidated Financial Statements, the report of our Independent Registered Public Accounting Firm, and the information under “Quarterly Results” in our annual report to stockholders. This information is incorporated herein by reference. All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, and therefore, have been omitted.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a)	Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 (Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosures. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Our principal executive officer and our principal financial officer have concluded, based on such evaluations, that our disclosure controls and procedures were effective for the purpose for which they were designed as of the end of such period.

(b)	Management’s Report on Internal Control Over Financial Reporting

We have included management’s report on internal control over financial reporting under “Management’s Report on Internal Control Over Financial Reporting” in our annual report to stockholders.

We have included our registered public accounting firm’s attestation report on our internal controls over financial reporting under “Report of Independent Registered Public Accounting Firm” in our annual report to stockholders.

This information is incorporated herein by reference.

(c)	Changes in Internal Control Over Financial Reporting

Our management, with the participation of our principal executive officer and our principal financial officer, have evaluated any change in internal control over financial reporting that occurred during the fiscal quarter ended May 31, 2010 in accordance with the requirements of Rule 13a-15(d) promulgated by the SEC under the Exchange Act. There were no changes in internal control over financial reporting identified in connection with management’s evaluation that occurred during the fiscal quarter ended May 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance.

The information contained under the headings “Proposal No. 1—Election of Directors,” “Corporate Governance—Committees of the Board of Directors,” “Corporate Governance—Policies Relating to the Board of Directors—Nomination and Selection of Directors,” and “Section 16(a) Beneficial Ownership Reporting Compliance” included in our definitive proxy statement for our 2010 annual meeting of stockholders and the information contained under “Executive Officers of the Registrant” in Part I, Item 1, “Business,” in this report is incorporated herein by reference.

We have a Code of Business Conduct and Ethics within the meaning of Item 406 of Regulation S-K adopted by the SEC under the Exchange Act that applies to our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics is available on Mosaic’s website (www.mosaicco.com), and we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of our code of ethics by posting such information on our website. The information contained on Mosaic’s website is not being incorporated herein.

Item 11. Executive Compensation.

The information under the headings “Executive and Director Compensation” and “Compensation Committee Interlocks and Insider Participation” included in our definitive proxy statement for our 2010 annual meeting of stockholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the headings “Beneficial Ownership of Securities,” and “Certain Relationships and Related Transactions—Registration Rights Agreement” included in our definitive proxy statement for our 2010 annual meeting of stockholders is incorporated herein by reference. The table set forth in Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,” of this report is also incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the headings “Corporate Governance—Board Independence,” “Corporate Governance—Committees of the Board of Directors,” “Corporate Governance—Policies Relating to the Board of Directors—Policy and Procedures Regarding Transactions with Related Persons,” and “Certain Relationships and Related Transactions” included in our definitive proxy statement for our 2010 annual meeting of stockholders is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information included under “Audit Committee Report and Payment of Fees to Independent Registered Public Accounting Firm—Fees Paid to Independent Registered Public Accounting Firm” and “Audit Committee Report and Payment of Fees to Independent Registered Public Accounting Firm—Pre-approval of Independent Registered Public Accounting Firm Services” included in our definitive proxy statement for our 2010 annual meeting of stockholders is incorporated herein by reference.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a)	(1)

Consolidated Financial Statements filed as part of this report are listed in the Financial Table of Contents included in our annual report to stockholders and incorporated by reference in this report in Part II, Item 8, “Financial Statements and Supplementary Data.”

(2)	All schedules for which provision is made in the applicable accounting regulations of the SEC are listed in this report in Part II, Item 8, “Financial Statements and Supplementary Data.”

(3)	Reference is made to the Exhibit Index beginning on page E-1 hereof.

(b)	Exhibits

Reference is made to the Exhibit Index beginning on page E-1 hereof.

(c)	Summarized financial information of 50% or less owned persons is included in Note 9 of Notes to Consolidated Financial Statements. Financial statements and schedules are omitted as none of such persons are significant under the tests specified in Regulation S-X under Article 3.09 of general instructions to the financial statements.

*********************************************

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MOSAIC COMPANY
(Registrant)

/s/ James T. Prokopanko
James T. Prokopanko
Chief Executive Officer and President

Date: July 22, 2010

A-S-1

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ James T. Prokopanko James T. Prokopanko	Chief Executive Officer and President (principal executive officer)	July 22, 2010

/s/ Lawrence W. Stranghoener Lawrence W. Stranghoener	Executive Vice President and Chief Financial Officer (principal financial officer)	July 22, 2010

/s/ Anthony T. Brausen Anthony T. Brausen	Vice President—Finance and Chief Accounting Officer (principal accounting officer)	July 22, 2010

* Robert L. Lumpkins	Chairman of the Board of Directors	July 22, 2010

* Guillaume Bastiaens	Director	July 22, 2010

* Raymond F. Bentele	Director	July 22, 2010

* Phyllis E. Cochran	Director	July 22, 2010

* Richard D. Frasch	Director	July 22, 2010

* William R. Graber	Director	July 22, 2010

* Harold H. MacKay	Director	July 22, 2010

* William T. Monahan	Director	July 22, 2010

* James L. Popowich	Director	July 22, 2010

* David T. Seaton	Director	July 22, 2010

* Steven M. Seibert	Director	July 22, 2010

*By:
/s/ Lawrence W. Stranghoener
Lawrence W. Stranghoener Attorney-in-fact

A-S-2

ANNEX B: EXCERPTS FROM THE DEFINITIVE PROXY STATEMENT DATED AUGUST 24, 2010

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

The following discussion should be read in conjunction with the various tables and accompanying narratives appearing in this Proxy Statement under “Executive Compensation Tables” beginning on page 45. Those tables and narratives provide more detailed information regarding the compensation and benefits awarded to, earned by or paid to our CEO and the other executive officers named in the Fiscal 2010, 2009 and 2008 Summary Compensation Table on page 45 (collectively, the “Named Executive Officers”), as well as the compensation programs in which the Named Executive Officers are eligible to participate.

Overview

The following provides a brief overview of the more detailed disclosures set forth in our Compensation Discussion and Analysis:

•

Our Compensation Committee and our management establish our compensation philosophy. Our compensation philosophy seeks to align our strategic interests with our stockholders’ interests, to achieve our business objectives, and to optimize our ability to attract, retain and motivate key employees to create stockholder value.

•	Our Compensation Committee also oversees the design and administration of our compensation program for executive officers and other key employees.

•

We provide our executive officers with the following principal types of compensation: base salary, annual incentives and long-term incentives, as well as benefit programs designed to attract and retain employees in a competitive marketplace for executive talent.

•

We target compensation for our executive officers to be competitive with the evolving practices of the companies with which we believe we compete for executive talent. The pay positioning of individual executive officers is established based on the judgment of our Compensation Committee and/or Board about these competitive market practices as well as other factors they believe to be relevant.

•

Our Compensation Committee seeks input and recommendations from management as well as advice and recommendations from Hay Group, Inc., the independent compensation consultant retained by our Compensation Committee.

•

We embrace a pay-for-performance philosophy for our executive officers, in which incentive compensation represents a large portion of potential compensation. Our annual incentive compensation program ties payouts to achievement of annual goals, while our long-term incentive compensation consists of stock-based awards that tie compensation levels to the performance of our stock price over time and serve as a tool for our retention of key management talent.

Role of Our Compensation Committee in Executive Compensation

The Compensation Committee of our Board is responsible for establishing with our management the compensation philosophy of Mosaic. It is also responsible for overseeing the design and administration of our compensation programs for our executive officers, as well as other key employees designated by our Compensation Committee. Among other responsibilities of our Compensation Committee under its charter are:

•	CEO Compensation:

•	Reviewing and recommending to our Board the amount and nature of direct compensation paid to our CEO; and

•	Establishing the amount and nature of benefit programs for our CEO.

•	Other Executive Officers’ Compensation. Establishing the amount and nature of direct compensation and benefits for our other executive officers.

•	Severance, Change-in-Control and Other Termination Arrangements:

•	Reviewing and recommending to our Board the levels of compensation under severance, change-in-control and other termination arrangements for our CEO;

•	Establishing any change-in-control and other termination arrangements for our other executive officers; and

•	Adopting appropriate forms of agreements reflecting such arrangements.

•	Incentive Plans:

•	Reviewing and recommending to our Board any performance goals, thresholds and maximum payout percentages under cash and equity incentive plans for executive officers;

•	Recommending to our Board awards under these plans to our CEO; and

•	Approving awards under these plans to our other executive officers.

•	Other Benefit Plans. Overseeing the design and administration of our equity, incentive and other executive benefit plans.

Our Compensation Committee’s charter provides it with the authority to retain counsel and other experts and consultants as appropriate to discharge its duties and responsibilities. Our Compensation Committee has sole authority to select, retain and terminate our independent compensation consultant and to approve the consultant’s fees and other retention terms.

Our Compensation Committee’s decisions are based on its understanding of Mosaic, our long-term strategies and the market for comparable positions, as well as its knowledge of the capabilities and performance of our executives.

Compensation Philosophy and Objectives

Our underlying philosophy in designing compensation policies and programs is to align our strategic interests with our stockholders’ interests and to optimize our ability to attract, retain and motivate key executives to create stockholder value. Within this overall compensation philosophy, our Compensation Committee bases its executive officer compensation decisions on its judgment about both internal and external factors:

•

Internal factors include among others key accountabilities of the role; leadership of our business strategies; individual attributes (such as experience, competencies and reputation); relative value of the position to the positions of other executive officers; and performance against individual goals.

•

External factors include among others the relevant compensation market data for a compensation comparator group that our Compensation Committee selects as described below under “Benchmarking” and other compensation market data for general industry and the chemical industry reported for executive officer positions that are comparable to the evolving roles of our executive officers by companies with annual revenues between $5.0 to $10.0 billion.

These factors help provide our Compensation Committee with a comprehensive understanding of how total compensation for each executive officer relates to the external value of the position (as determined by the use of competitive market data) and the internal value of the position (as determined by our Compensation Committee). The factors are not given specific weightings by our Compensation Committee but contribute to the total mix of information our Compensation Committee has available in exercising its judgment about compensation decisions.

Competitive market data is used as a reference for understanding the competitive pay positioning of each pay element and total compensation. Our Compensation Committee does not seek to manage total compensation of our executive officers within a prescribed range of the reported comparator group or general industry or chemical industry market data, although, generally, our Compensation Committee seeks to:

•	establish total direct compensation around the median of the competitive market, with the ability to earn more for superior performance;

•	emphasize incentive compensation (both cash and equity-based) as a component of total compensation; and

•	position actual compensation relative to market, as appropriate, based on Mosaic’s performance and the individual’s performance.

We believe that directly linking compensation to achievement of the business priorities that our Board has established and to the market price of our common stock best serves stockholder interests and creates stockholder value. We believe that this occurs both by motivating our key executives to achieve those business priorities and by attracting and retaining key executives by affording them a total compensation opportunity with a strong risk and reward relationship. We also seek to design our employee compensation policies and practices so that they are not reasonably likely to have a material adverse effect on us, as discussed in more detail in the Compensation Risk Analysis on Page 44. We intend that total compensation to employees, including base salary, annual incentives, long-term incentives and benefits, be consistent with the compensation philosophy adopted by our Compensation Committee described above.

Compensation to our executive officers consists of:

•	Direct compensation:

•	base salary to provide a fixed compensation level competitive in the marketplace;

•	annual cash incentives to motivate short-term performance against specified financial or other targets;

•	long-term incentives to link management compensation to stockholder returns; and

•	Benefit programs designed to attract and retain employees in a competitive marketplace for executive talent:

•	health care, such as group life, health and disability insurance programs that are generally available to salaried employees;

•	retirement programs that are generally available to salaried employees;

•	deferred compensation programs that are generally available to key employees;

•

perquisites, generally consisting of executive physicals, financial and tax planning, relocation and education assistance and spouse travel designed to optimize the ability of our executives to devote their attention to our affairs and/or to facilitate accomplishment of our business objectives; and

•	severance and change-in-control agreements designed to provide protection against job loss due to reasons beyond the executive’s control.

We discuss the separate components of our compensation to our executive officers in more detail under “Compensation Components and Process” on page 28 below.

Benchmarking

We benchmark our executive compensation against a comparator group of direct competitors as well as other companies within the basic materials industry that are engaged in the discovery, development and processing of raw materials. We use information about our comparator group’s compensation practices as one external factor in our assessment of the competitiveness of our executive compensation programs, and in judging the relationship between our pay and performance. We also review broader compensation market data for the

United States and Canada from Towers Watson and Hay Group, Inc. and market trends in making decisions that we believe are in our best interests and those of our stockholders.

Our Compensation Committee, with the advice of its independent compensation consultant and recommendations of our CEO and our Vice President – Human Resources, reviews the composition of our comparator group annually. For our fiscal year ended May 31, 2010, or fiscal 2010, criteria used by our Compensation Committee in its review included, among other factors, comparability of size (primarily based on revenue, as well as market capitalization and assets), industry, international geographic scope and complexity of business. For our fiscal year ending May 31, 2011, or fiscal 2011, our Compensation Committee continued to refine the criteria used to determine our comparator group, focusing on companies in the basic materials sector (such as agricultural chemicals, specialty chemicals, industrial metals and minerals, and nonmetallic mining). The specific criteria used for the fiscal 2011 comparator group are 3-year average revenue, return on total capital, total assets, operating profit, number of employees, business complexity, international presence and markets served. The Compensation Committee believes that the use of the fiscal 2011 comparator group and modified selection criteria going forward will provide more useful compensation benchmark information as a result of a closer fit between Mosaic and the comparator group companies in terms of the industry and performance profile. Our comparator groups for fiscal 2011 and fiscal 2010 are comprised of the following companies:

COMPARATOR GROUP

Fiscal 2011	Fiscal 2010
Agrium Inc.	Agrium Inc.
Air Products & Chemicals, Inc.	Air Products & Chemicals, Inc.
Ashland Inc.	Ashland Inc.
Barrick Gold Corporation	Baker Hughes Incorporated
Celanese Corp.	Bunge Limited
CF Industries Holdings, Inc.	Celanese Corp
Ecolab, Inc.	CF Industries Holdings, Inc.
Eastman Chemical Company	CNH Global N.V.
El DuPont de Nemours & Co.	Deere & Company
Freeport-McMoRan Copper & Gold Inc.	Eastman Chemical Company
Huntsman Corporation	Ecolab, Inc.
Lubrizol Corporation	Freeport-McMoRan Copper & Gold Inc.
Monsanto Company	MeadWestvaco Corporation
Newmont Mining Corp.	Monsanto Company
Peabody Energy Corporation	NOVA Chemical Company
Potash Corporation of Saskatchewan Inc.	Peabody Energy Corporation
Southern Copper Corp.	Potash Corporation of Saskatchewan Inc.
Syngenta AG	PPG Industries, Inc.
Teck Resources Limited	Praxair, Inc.
Rohm and Haas Company

Role of Executive Officers in Compensation Decisions

Our compensation practices are the result of a continuing interaction between our Compensation Committee and management. It is the role of management to operate the business and the role of our Board and Compensation Committee to oversee management’s actions. Our CEO and our Vice President – Human Resources generally attend meetings of our Compensation Committee. They are not generally present during executive sessions and they do not participate in the deliberations regarding their own compensation.

Our Compensation Committee routinely seeks advice and recommendations from management on matters for consideration by our Compensation Committee because management’s role in operating the business includes attracting, retaining and motivating our workforce and focusing our workforce’s attention on our established goals. These matters include compensation philosophy and program design, as well as specific recommendations for executive compensation. Management’s advice and recommendations are primarily formulated by our Human Resources Department, with the oversight of our CEO, our Vice President – Human Resources and our Executive Vice President, General Counsel and Corporate Secretary. Management’s advice and recommendations reflect, among other things, an ongoing dialog among the members of our Compensation Committee, our Board and management and input from the independent compensation consultant retained by our Compensation Committee.

Our CEO, Vice President – Human Resources and independent compensation consultant annually review with the Compensation Committee and the Chairman of our Board the compensation of each executive officer (other than our CEO) and present compensation recommendations to our Compensation Committee. Our Compensation Committee reviews these recommendations against our stated compensation philosophy and past performance, and exercises its discretion in adopting or changing its compensation decisions or its recommendations to the full Board for its review, discussion and approval.

Our Compensation Committee annually reviews and recommends to the Board for approval corporate goals and objectives relevant to the compensation of our CEO and the direct compensation of our CEO based on his performance evaluation. The Chairman of our Board and the other non-employee directors participate with our Compensation Committee in reviewing the performance of our CEO. Our Compensation Committee also reviews and recommends to the full Board for approval the levels of compensation payable under any employment, severance, change-in-control or similar compensation arrangements for our CEO, and approves benefits and the forms of any compensation agreements for our CEO.

Independent Compensation Consultant

Hay Group Inc. is our independent compensation consultant. Hay Group furnishes independent data and advice to our Compensation Committee, and regularly attends and participates in its meetings as requested by our Compensation Committee. Their engagement includes, among other matters:

•

ongoing review of existing programs and levels of compensation to ensure market competitiveness (including, among other matters, compilations of data regarding compensation practices of our comparator group and other companies, information regarding other market practices, as well as current practices and evolving trends in executive compensation);

•	recommendations for the design of our executive management compensation and severance and change-in-control policies based on all relevant factors;

•	advice and consultation on our reward philosophy;

•	advice on the composition of our comparator group;

•	advice on this Compensation Discussion and Analysis;

•	advice on specific matters under consideration by our Compensation Committee;

•	furnishing the Compensation Committee with the most current market data on matters under review; and

•

furnishing management with advice and information with respect to preparation and validation of materials and recommendations relating to compensation prepared by management for our Compensation Committee or Board.

In accordance with our Compensation Committee’s charter, the Committee or its Chair directly retains, and approves the services of, Hay Group. Hay Group also has access to and works with management regarding relevant aspects of Hay Group’s engagement, including understanding our strategy, structure, how work processes and culture will impact the formulation and implementation of compensation philosophy, comparator groups, competitive pay positioning, specific executive compensation philosophies and other matters.

During fiscal 2010, Hay Group did not provide us with any services other than services related to executive compensation and market data reports.

Compensation Components and Process

The primary elements of our direct compensation programs for executives are: (1) base salary, (2) annual incentives and (3) long-term incentives. In order to attract, retain and motivate employees who add distinctive value to Mosaic, our compensation focus includes all three of these elements of total compensation.

In addition to direct compensation, we also have agreements with our executive officers that furnish them protection in connection with severance and changes in control. Our executive officers are also entitled to participate in broad-based employee benefit plans and limited executive benefit plans and perquisites.

We intend our executive compensation programs to be competitive in the basic materials sector, chemical or general industries, in which we compete for talent. We design our programs to reward performance at the individual, the business unit and overall organization levels, with an emphasis on the creation of stockholder value in the short and long term.

To facilitate our Compensation Committee’s understanding of the nature and amounts of total compensation under our executive compensation program, our Compensation Committee makes use of “tally sheets” which show targeted and actual compensation to our executive officers for the past three fiscal years, as well as wealth accumulation.

The elements of direct compensation, severance and change-in-control provisions and employee benefit plans are discussed in more detail in the following paragraphs:

Base Salary. We establish base salary levels for executive officers based on internal and external factors, as discussed above under “Compensation Philosophy and Objectives.” Our Compensation Committee reviews base salary levels annually, but adjustments to individual base salaries are not automatically made on an annual basis. We discuss the base salaries of our Named Executive Officers in more detail under “CEO Compensation” on page 39 below and “Increases in Other Named Executive Officers’ Compensation in Fiscal 2010” on page 40 below.

Annual Incentives. For fiscal 2010, annual incentives for key employees, including executive officers, consisted of awards under our Management Incentive Plan.

•

Management Incentive Plan. Our Management Incentive Plan was established pursuant to our 2004 Omnibus Stock and Incentive Plan, which we refer to as our Omnibus Incentive Plan. Participants are eligible for annual cash incentive compensation based upon the attainment of pre-established business and/or individual performance goals.

Under the plan, our Compensation Committee establishes an individual target annual incentive amount for each participant based on the same types of factors as are used for setting base salary. Our Compensation Committee reviews target percentages annually. Target annual incentive awards for the Named Executive Officers for fiscal 2010 were as follows:

Named Executive Officer	Target as a Percent of Base Salary	Target in Dollars
James T. Prokopanko	110%	$1,045,000
Lawrence W. Stranghoener	75%	420,000
James “Joc” C. O’Rourke	75%	412,500
Richard L. Mack	70%	315,000
Norman B. Beug	65%	259,949

Our Compensation Committee, or our Board of Directors, after recommendations by our Compensation Committee, pre-establishes performance goals under the program for our executive officers each fiscal year. For fiscal 2010 the performance goals were measured against our attainment of the following performance measures:

•	operating earnings determined in accordance with generally accepted accounting principles in the United States as reported in our consolidated financial statements; and

•

average working capital, defined as the arithmetic average of working capital determined as of each month-end financial close for the months ended May 31, 2009 through May 31, 2010. Working capital is the sum of accounts receivable, inventory and supplier pre-payments less accounts payable and accruals and customer pre-payments, each as determined in accordance with generally accepted accounting principles in the United States.

Our Compensation Committee retained the operating earnings and average working capital measures from the fiscal 2009 Management Incentive Plan because it believed that these measures appropriately linked short-term incentives to our earnings goals and the prudent use of capital. Our Compensation Committee believed that attainment of the operating earnings target would represent strong earnings performance and was consistent with external expectations, while the average working capital measure:

•	directly focused on key areas that management could impact in the short-term such as inventory, accounts receivable and accounts payable;

•	required effective management of asset utilization and balance with the operating earnings measure; and

•

promoted attention to budgeted capital expenditure levels and efficiency as we transitioned from our former goal of generating cash to reduce our level of indebtedness which we completed in our fiscal year ended May 31, 2008, or fiscal 2008, to reinvesting in, and growing, our business.

Our Compensation Committee also believed that the combination of the operating earnings measure and the average working capital measure promoted management attention to generating cash flows from operating activities.

For fiscal 2010, the weightings of the performance measures varied by role. For Corporate executive officers (those who were not leaders of our business segments), these performance measures were based on the operating earnings and average working capital of Mosaic and our consolidated subsidiaries. The performance measures for Mr. Beug, as the leader of our Potash business segment, were based partly on consolidated results and partly on operating earnings and average working capital of the Potash business segment. The following table shows the weightings of each measure for awards to our Corporate executive officers and for Mr. Beug:

Role	Corporate Performance Measures		Business Unit Performance Measures
	Operating Earnings	Average Working Capital	Business Unit Operating Earnings	Business Unit Average Working Capital
Corporate Executive Officers	80%	20%	—	—
Mr. Beug	48%	12%	32%	8%

We maintained the weighting of the operating earnings measure for fiscal 2010 at 80% in order to emphasize our focus on profitability and the alignment of the plan with the interests of our stockholders. Our Compensation Committee believed that the measures’ respective weightings would also encourage management to optimize working capital at a level that would maximize operating earnings.

The factors our Compensation Committee considered in determining the level of performance at which an individual’s payout would equal that individual’s target annual incentive amount for fiscal 2010 included historical and budgeted levels for the relevant performance measure.

We established a minimum level for both the operating earnings measure and the average working capital measure at which payments begin. In addition, the plan set a separate threshold of $235 million of consolidated operating earnings below which no payout would be made under the average working capital measure. That threshold level of operating earnings necessary for a payout under the working capital measure was lower than the minimum level of operating earnings necessary for a payout under the operating earnings measure. We set the threshold of operating earnings that was necessary for a working capital measure payout at a level lower than the minimum level of operating earnings necessary for a payout under the operating earnings measure in order to help provide a continued performance incentive to participants for optimizing our working capital levels if volatility in the agricultural markets and raw materials prices were to adversely affect the operating earnings measure.

We also established a maximum payout percent for both the operating earnings measure and the average working capital measure of 200%. The maximum payout percent for fiscal 2010 of 200% was lower than the fiscal 2009 maximum payout percent of 225%. We lowered our maximum level in fiscal 2010 because our Compensation Committee concluded that the maximum 200% payout provided an adequate incentive opportunity, given the high prevalence of a 200% maximum payout in annual incentive plans within our comparator group for plans with financial measures. However, to provide added incentive for employees to exceed the target goal for operating earnings and generate higher value for our stockholders, our Compensation Committee set incentive payouts for performance above the targeted level to increase at a rate that was higher than the rate prior to attainment of the targeted level.

For fiscal 2010, our Compensation Committee also established a zone around the target level of performance for the operating earnings measure. Within this zone, changes in operating earnings did not increase or decrease the amount of a participant’s award. This performance zone concept was introduced as a means to partially neutralize the effects of significant price swings on operating earnings, given management’s relative lack of control over market prices for our principal products.

Beginning with fiscal 2010, we also introduced a provision that allows our Compensation Committee to exercise negative discretion to reduce or eliminate payouts if it deems appropriate. Our Compensation Committee believes that this provision, along with others discussed under “Compensation Risk Analysis” on page 44, helps mitigate the risk from our Management Incentive Plan and is consistent with best practices.

The following charts show the fiscal 2010 payout percentages based on varying degrees of attainment of the Corporate and Potash business segment performance measures ($ in millions):

Corporate Performance Measures

Potash Business Unit Performance Measures

The actual payout to each of our current executive officers for fiscal 2010 was equal to that individual’s target annual incentive amount multiplied by (1) the weighting factor for each performance measure for that individual; and (2) the percentage of attainment of the applicable performance goal for that measure as shown in the charts above.

For fiscal 2010, payouts under our Management Incentive Plan:

•

for executive officers other than Mr. Beug, were at 92% of target because we achieved Consolidated Operating Earnings of $1,270.8 million and Consolidated Average Working Capital of $938.9 million; and

•

for Mr. Beug, was at 81% of target because we achieved the levels of Consolidated Operating Earnings and Consolidated Average Working Capital noted above and our Potash business segment achieved Operating Earnings of $922.8 million and Average Working Capital of $242.6 million.

The amounts awarded to each Named Executive Officer for fiscal 2010, fiscal 2009 and fiscal 2008 are included in the “Non-Equity Incentive Plan Compensation” column in the Fiscal 2010, 2009 and 2008 Summary Compensation Table.

•

Management Incentive Plan Design Changes for Fiscal 2011. For fiscal 2011, our Compensation Committee revised the Management Incentive Plan performance goals in an effort to mitigate the effects of volatility in market prices and demand for our products and the cost of key raw materials, improve the balance of financial and non-financial measures that affect our longer-term success, improve the linkage between the performance goals and factors employees are able to influence and reinforce a pay-for-performance culture. Performance measures under the fiscal 2011 Management Incentive Plan are based not only on financial results but also on operational excellence measures and achievement of strategic priorities. For executive officers, the performance measures reflect broad overall goals for Mosaic as a whole:

•	the weighting of the performance measures is 50% for the financial results measure, 25% for the operational excellence measure and 25% for the strategic priorities measures.

•

The financial results measure is based on achievement of budgeted levels of consolidated operating earnings. The financial results measure for Mr. Beug, as the leader of our Potash business segment, is not based partly on results for the Potash business segment as it was for fiscal 2010 and prior years, in recognition of the responsibility he has for our consolidated results.

•

The operational excellence measure is based on controllable operating costs per tonne of products sold. Controllable operating costs are based on the budgeted level of cost of goods sold at specified levels of sales tonnes plus adjusted selling, general and administrative expenses and minus the costs of purchased commodities, income-based royalties and taxes and costs paid by third parties, for our U.S. Phosphates operations and our Potash business segment. Adjusted selling, general and administrative expenses are selling, general and administrative expenses exclusive of incentive, stock option and other employee benefit expenses.

•

The strategic priorities measures include both a safety measure and adjusted selling, general and administrative expense measure, each with a 50% weighting. The safety measure is based 50% on the OSHA recordable injury frequency rate for employees and contractors and 50% on an internally-developed safety index that is intended to measure the severity of injuries as reflected by lost time, lost days, fatalities and number of injuries.

The maximum payout for Management Incentive Plan awards for fiscal 2011 is 250% of the target award. Our Compensation Committee increased the maximum payout percent for fiscal 2011 in order to:

•

compensate for the increased degree of difficulty in achieving a given level of performance under the fiscal 2011 Management Incentive Plan that results from the increase in the number of performance measures and the decreased weighting of the operating earnings measure; and

•	preserve a strong incentive and reward for exceeding the target level of operating earnings.

In addition, our Compensation Committee added a provision to the Management Incentive Plan that permits our Compensation Committee to exercise negative discretion to reduce the award for any executive officer by up to 25%.

The performance measures for some categories of other employees include different factors that are more specific to their roles for us.

Long-Term Incentives. Long-term incentive awards are made under our Omnibus Incentive Plan in the form of non-qualified stock options to purchase our common stock and restricted stock units providing grants of our common stock. We use an annual grant of stock options and restricted stock unit awards shortly after the beginning of each fiscal year as a significant component of our executive compensation package. We believe these equity-based awards help align the interests of executive officers and other key employees with those of our stockholders by tying significant portions of the participants’ compensation to the market price of our common stock.

Key terms of our stock options and restricted stock units are that:

•

Stock options generally become exercisable in equal annual installments in the first three years following the date of grant, expire ten years after the date of grant, and allow grantees to purchase our common stock at the full market price of our common stock on the day the options were granted. Upon termination of employment, option installments that are vested are generally exercisable for three months after termination; unvested installments generally terminate. The Omnibus Incentive Plan expressly prohibits the repricing of options or granting options with exercise prices less than the fair market value of our common stock on the date of grant.

•

Restricted stock unit awards provide grants of our common stock that vest after a period of continued employment with us, which is generally three years. Prior to vesting, restricted stock units granted in fiscal 2008 and prior years generally terminate upon termination of employment and do not include voting or dividend rights. In light of our implementation of a quarterly dividend beginning in the first quarter of fiscal 2009, beginning in fiscal 2009 restricted stock unit awards include dividend equivalents which will be paid at the same time as we issue shares of our common stock to participants after the awards vest. Dividend equivalents are unfunded and do not bear interest. Based upon independent survey data, we believe the inclusion of dividend equivalents in restricted stock unit awards is a common and competitive market practice.

•	Stock options and restricted stock units granted in fiscal 2007 and subsequent years provide that (absent consent by our Compensation Committee):

•	unvested stock option installments held by a Named Executive Officer whose employment terminates due to death or disability vest in accordance with the normal vesting schedule;

•

following termination of employment due to death or disability or retirement at or after age 60 (or pursuant to early retirement with the consent of our Compensation Committee), stock options are exercisable for up to the earlier of (i) five years or (ii) the remaining term of the option; and

•	restricted stock units held by a Named Executive Officer vest upon death or disability.

•	Stock options granted before fiscal 2007 provide that (absent consent of our Compensation Committee):

•	stock option installments vested at the time of retirement at or after age 65, death or disability are exercisable for three years; and

•	unvested stock option installments vest upon termination of employment due to retirement at age 65 or older, death or disability.

We set an estimated value for awards of stock options and restricted stock units for each executive officer based on the internal and external factors used in setting executive officer total compensation described under “Compensation Philosophy and Objectives” on page 24 as well as our Compensation Committee’s judgment regarding the desired mix of base salary, annual incentives and long-term incentives. Our Compensation Committee also considers key trends in equity award granting practices by U.S. multi-national companies, historical and current grant rates within the basic materials sector, outstanding vested and non-vested equity awards to executive officers, the stock ownership levels of executive officers and the potential dilutive effect on our stockholders. Estimated values for the Named Executive Officers for fiscal 2010 were as follows:

Named Executive Officer	Estimated Value as a Percent of Base Salary	Estimated Value in Dollars
James T. Prokopanko	421%	$4,000,000
Lawrence W. Stranghoener	214%	1,200,000
James “Joc” C. O’Rourke	182%	1,000,000
Richard L. Mack	189%	850,000
Norman B. Beug	163%	650,000

We generally establish restricted stock unit awards for executive officers to approximate half of the aggregate dollar value of the executive officer’s total long-term incentive awards.

Once we have determined the estimated value of a participant’s long-term incentive awards and the proportion to be represented by stock options and restricted stock units, we establish the specific number of shares to be subject to the stock option and restricted stock unit awards as follows:

•

Stock Options. The number of shares to be subject to stock options is calculated using a Black-Scholes option pricing model that is based upon assumptions derived from historical data regarding market prices and other data over a period of time preceding the date on which the calculation is made.

The Black-Scholes model that we use to determine the number of shares to be subject to stock options uses assumptions that are not identical to those used to determine the grant date fair value for the stock options in our financial statements under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718. The model we use to determine our ASC Topic 718 grant date fair value is dictated by generally accepted accounting principles in the United States while we believe the model we used to determine our fiscal 2010 grants of stock options is more consistent with the methodology that several members of our comparator group and a number of other large companies use to make compensation decisions. As a result, our ASC Topic 718 grant date fair value is not the same as the estimated value of our option awards established by our Compensation Committee for fiscal 2010. We discuss the assumptions we used in calculating the ASC Topic 718 share-based compensation expense of our stock options in note 19 to our audited financial statements for fiscal 2010. We discuss the differences between the assumptions under ASC Topic 718 and the assumptions we used in determining the number of stock option shares that we granted in fiscal 2010, 2009 and fiscal 2008 in note 4 to the Fiscal 2010, 2009 and 2008 Summary Compensation Table.

The option exercise price is set at a price equal to the closing price of our common stock as reported by The New York Stock Exchange on the date of grant of the option.

Under our current procedures generally applicable to our annual grants of long-term incentive awards, the date of our annual grant is the third trading day after issuance of our press release announcing earnings for our fourth fiscal quarter.

We believe that this helps assure that the option exercise price reflects material information regarding Mosaic. In order to address any potential changes in circumstances between the date of action by our Compensation Committee and the date of grant, the Chair of our Compensation Committee also reviews the terms of our annual grants immediately prior to the date of grant and has the authority to determine in his discretion that grants should not be made without further consideration by our Compensation Committee.

•

Restricted Stock Units. As in the case of stock options, our current procedure is that the date of our annual grant of restricted stock units is the third trading day after issuance of our press release announcing earnings for our fourth fiscal quarter.

Under our current guidelines, the number of shares subject to the annual grant of restricted stock units in fiscal 2010 was established by dividing the estimated value of the grant by the closing price of a share of our common stock on the date of grant.

We have included information regarding restricted stock unit and stock option awards in the “Stock Awards” and “Option Awards” columns, respectively, in the Fiscal 2010, 2009 and 2008 Summary Compensation Table and in the Fiscal 2010 Grants of Plan-Based Awards Table on page 50, and information regarding stock options and restricted stock units outstanding at the end of fiscal 2010 in the Fiscal 2010 Outstanding Equity Awards at Fiscal Year-End Table on page 51.

Employee Benefits. As part of a competitive total compensation program, we also offer our executives the ability to participate in customary employee benefit programs. These benefit programs include participation in our retirement and group life, health and disability programs on the same basis as other salaried employees, as well as a deferred compensation program, perquisites and protection in the event of severance or a change in control.

•

Retirement Benefits. Each of the Named Executive Officers and other salaried employees in the United States are eligible to participate in the Mosaic Investment Plan, a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code. We have similar defined contribution retirement plans that cover our full-time non-union Potash business segment employees in Canada. Norman B. Beug, the leader of our Potash business segment, participates in the Canadian plans. We have included our contributions to the accounts of the Named Executive Officers for fiscal 2010, 2009 and 2008 in the “All Other Compensation” column in the Fiscal 2010, 2009 and 2008 Summary Compensation Table. We have included a discussion of the methodology for determining our contributions, including a portion of our contribution that is based upon the level of attainment of the operating earnings performance measure under the Management Incentive Plan, and of the vesting provisions applicable to our contributions, in note (7)(b) to that table.

In addition, we have an unfunded non-qualified deferred compensation plan that has restoration provisions under which we credit the accounts of the Named Executive Officers and other key employees with amounts that would have been contributed under the Mosaic Investment Plan that exceed limitations for tax-qualified plans under the Internal Revenue Code. We have included our contributions to the accounts of the Named Executive Officers for fiscal 2010, 2009 and 2008 under our deferred compensation plan in the “All Other Compensation” column in the Fiscal 2010, 2009 and 2008 Summary Compensation Table.

We also provide restoration benefits to our full-time non-union Potash business segment employees in Canada through fully-funded contributions to participants’ accounts in an employee savings plan. Our contributions to the Canadian employee savings plan are taxable compensation to the participants. A third party holds participants’ account balances under the Canadian employees savings plan.

Pursuant to a supplemental retirement agreement entered into by IMC and Mr. Beug prior to the business combination between IMC and the fertilizer businesses of Cargill, Mr. Beug is entitled to additional retirement benefits based on his final average salary and years of credited service to us and our predecessor companies. We have set forth the aggregate change for fiscal 2010, 2009 and 2008 in the actuarial present value of Mr. Beug’s benefits under the supplemental retirement agreement in the “Change in Pension Values and Nonqualified Deferred Compensation Earnings” column in the Fiscal 2010, 2009 and 2008 Summary Compensation Table. We have set forth additional information regarding the supplemental retirement agreement, including the actuarial present value of Mr. Beug’s accumulated benefit under the agreement, the benefit formula, and the elements of compensation upon which his benefits under the agreement are determined, in the Fiscal 2010 Pension Benefits Table and accompanying narrative and notes on page 53.

•

Deferred Compensation Plan. In addition to the restoration provisions discussed above under “Retirement Benefits,” our unfunded non-qualified deferred compensation plan permits the Named Executive Officers and other key employees in the United States who we select to elect to contribute from 5% to 80% of base salary and bonus to the plan. Our directors may contribute up to 100% of directors’ fees and any other compensation paid in cash. Contributions are made on a tax-deferred basis until distribution of the participant’s plan balance. A participant’s balance (including balances arising from the restoration provisions described above under “Retirement Benefits”) accrues gains or losses at rates equal to those on various investments selected by the participant. The investment alternatives are the same as are available to participants generally as investments under the Mosaic Investment Plan, except that our common stock is excluded.

We do not have a deferred compensation plan for Canadian employees of our Potash business. Full-time non-union Canadian employees of our Potash business may elect to make after-tax contributions of up to 30% (less the participant’s before-tax contributions to the tax-qualified defined contribution plans) of pay to the Canadian employees savings plan discussed in the preceding bullet.

•

Cargill Pension Plan. In addition, certain of our employees, including one of our Named Executive Officers, who were employees of Cargill before the business combination between IMC and the fertilizer businesses of Cargill, participate in Cargill’s salaried employees’ pension plan. Although no additional years of credited service are accrued under this pension plan after December 31, 2004, additional years of vesting service are credited for the purpose of determining eligibility to retire, and covered compensation for purposes of determining benefits includes compensation paid by us to the executive subsequent to the business combination.

In accordance with the merger and contribution agreement between IMC and Cargill relating to the combination, Cargill incurs the costs associated with pre-combination benefits for certain former employees of Cargill and its subsidiaries under certain pension plans, including Cargill’s salaried employees’ pension plan, and charges them to us. The amount that Cargill may charge to us for pension costs relating to all former Cargill employees may not exceed $2.0 million per year or $19.2 million in the aggregate. As of May 31, 2010, the unused portion of the $19.2 million cap was $11.0 million. Cargill is solely responsible for payment of the annual pension benefits to the participants under Cargill’s salaried employees’ pension plan.

We have included the changes for fiscal 2010, 2009 and 2008 in the actuarial present value of the accumulated benefit under Cargill’s salaried employees’ pension plan for each Named Executive Officer in the “Change in Pension Values and Nonqualified Deferred Compensation Earnings” column in the Fiscal 2010, 2009 and 2008 Summary Compensation Table. We have included additional information regarding Named Executive Officers’ benefits under the plan, including the actuarial present value of their accumulated benefits under the plan, the benefit formula, and the elements of compensation upon which benefits under the plan are determined, in the Fiscal 2010 Pension Benefits Table and accompanying narrative and notes.

•

Group Life, Health and Disability Plans. We have established group life, health and disability plans for salaried employees in the United States and Canada. The Named Executive Officers may participate in these plans on the same basis as other salaried employees.

•

Perquisites and Other Benefits. We furnish a limited number of perquisites to our Named Executive Officers. During fiscal 2010, we furnished the following perquisites to our Named Executive Officers that meet the threshold for reporting in the “All Other Compensation” column in the Fiscal 2010, 2009 and 2008 Summary Compensation Table under the rules of the Securities and Exchange Commission:

•

We have an executive physical exam program pursuant to which approximately 120 senior leaders, including the Named Executive Officers, are entitled to reimbursement for the costs of physicals every three years (in the case of participants under age 40), every two years (in the case of participants between the ages of 40 and 49) and annually (in the case of executives age 50 and older);

•

We have an executive financial planning program pursuant to which our executive officers, our Vice President and Treasurer, our Vice President – Tax and our Vice President – Business Development are eligible for reimbursement of up to $7,000 per year for the costs of financial and tax planning;

•

We have a corporate travel policy that covers travel expenses for business purposes by spouses of our employees, including travel to industry or investor conferences. Our travel policy also generally provides for a “gross-up” for taxes on amounts we reimburse under the policy that are taxable compensation to the employee;

•

We have a relocation plan that pays employees for the cost of relocation. We provided relocation benefits under this plan to Mr. O’Rourke, who we hired in January 2009. Our relocation plan also generally provides for a “gross-up” for taxes on amounts we reimburse under the plan that are taxable compensation to the employee; and

•	We furnish a company car to Mr. Beug to facilitate his travel among our Potash business segment’s facilities in Saskatchewan.

Severance and Change-in-Control Arrangements.

We have established senior management severance and change-in-control agreements with each of our executive officers as well as certain other officers or executives designated by our Compensation Committee and Board. Our Compensation Committee established the terms of these agreements to be consistent with our compensation philosophy and practices as discussed above. These agreements set forth the terms and conditions upon which our executive officers would be entitled to receive certain benefits upon termination of employment:

•	by us with cause;

•	by us without cause;

•	by the executive officer for good reason;

•	by the executive officer without good reason; or

•	due to the executive officer’s death or disability.

These agreements are intended by our Board, as recommended by our Compensation Committee, to:

•	help us attract and retain executive talent in a competitive marketplace;

•	enhance the prospects that our executive officers would remain with us and devote their attention to our performance in the event of a potential change in control;

•	foster their objectivity in considering a change-in-control proposal;

•	facilitate their attention to our affairs without the distraction that could arise from the uncertainty inherent in change-in-control and severance situations; and

•	protect our confidential information and prevent unfair competition following a separation of an executive officer’s employment from us.

In addition, stock options and restricted stock units under our Omnibus Incentive Plan vest upon a change in control.

The Severance and Change-in-Control Compensation Table on page 62, together with the accompanying narrative and notes, explains in detail the benefits under these arrangements and the circumstances under which a Named Executive Officer would be entitled to them.

Special Dividend on Common Stock

On December 3, 2009, we paid a special dividend in the amount of $1.30 per share of common stock to stockholders of record on November 12, 2009.

On December 9, 2009, in order to address the dilutive effects of the special dividend on our long-term incentive awards, our Compensation Committee approved anti-dilution payments to employees (other than our CEO and President) who held stock options or restricted stock units. The anti-dilution payments were in lieu of other anti-dilution adjustments under the applicable provisions of the plans under which the stock options and restricted stock units were granted. On December 10, 2009, our Board, upon the recommendation of our

Compensation Committee, approved similar anti-dilution payments to our CEO and President, and, upon the recommendation of our Corporate Governance and Nominating Committee, approved similar payments to non-employee directors who held stock options or restricted stock units.

The anti-dilution payments consist of cash payments of $1.30 for each share of common stock subject to outstanding stock options or restricted stock units (other than restricted stock units granted in 2008 and 2009 that include dividend equivalent rights).

For stock options and restricted stock units that were not then vested, the payments will be made in the year in which the stock options or restricted stock units vest.

Anti-dilution payments to the Named Executive Officers are set forth in the following table:

	Payments
Name	Immediate	2010	2011	2012	Total
James T. Prokopanko	$365,018	$164,241	$30,976	$20,835	$581,070
Lawrence W. Stranghoener	256,699	34,198	9,420	6,252	306,568
James “Joc” C. O’Rourke	—	5,208	5,208	5,209	15,625
Richard L. Mack	154,476	25,750	6,806	4,428	191,457
Norman B. Beug	158,361	24,393	5,446	3,387	191,586

CEO Compensation

Effective October 1, 2009, as part of our annual review of base salaries, upon the recommendation of our Compensation Committee, our Board of Directors approved an increase in Mr. Prokopanko’s base salary to $950,000 from $900,000. In addition, for fiscal 2010, upon the recommendation of our Compensation Committee, our Board of Directors increased the estimated value of Mr. Prokopanko’s long-term incentive awards from $3.2 million to $4.0 million. The changes in compensation for Mr. Prokopanko in fiscal 2010 were consistent with our compensation philosophy, including consideration of both internal and external factors and our emphasis on incentive compensation (both equity and cash) as a component of total compensation, as discussed under “Compensation Philosophy and Objectives.” With respect to financial performance, our Compensation Committee and Board considered Mr. Prokopanko’s leadership of our success in achieving record net earnings, generating and conserving cash, and further strengthening our balance sheet in fiscal 2009 despite the global economic turmoil and weak near-term market conditions in the crop nutrients industry. Our Compensation Committee and Board also believed that, under Mr. Prokopanko’s leadership, we responded to these challenges in a timely and effective manner by reducing production and managing costs. With respect to strategic goals, our Compensation Committee and Board considered, among other matters, Mr. Prokopanko’s leadership of our successful sale of Saskferco Products ULC, a non-core joint venture, and progress towards the acquisition of offshore sources of phosphate rock and implementation of our sustainability goals for community and environmental stewardship in fiscal 2009.

The Fiscal 2010, 2009 and 2008 Summary Compensation Table and other tables under “Executive Compensation Tables,” together with the accompanying narratives and notes, include additional details about our compensation to Mr. Prokopanko for fiscal 2010, fiscal 2009 and fiscal 2008, including the arrangements described in the preceding paragraph.

Increases in Other Named Executive Officers’ Compensation in Fiscal 2010

The following table shows the base salary for our other Named Executive Officers as approved as part of our Compensation Committee’s annual base salary reviews in fiscal 2010 and 2009, as well as their target awards under the Management Incentive Plan and the estimated value of long-term incentive awards in fiscal 2010 and 2009. The fiscal 2010 base salary increases were effective October 1, 2009.

	Fiscal 2010			Fiscal 2009
Named Executive Officer	Base Salary ($)	Management Incentive Plan Target Award ($)	Long-Term Incentive Estimated Value ($)	Base Salary ($)	Management Incentive Plan Target Award ($)	Estimated Value of Long-Term Incentive Award ($)
Lawrence W. Stranghoener	560,000	420,000	1,200,000	540,000	405,000	1,000,000
James (“Joc”) C. O’Rourke*	550,000	412,500	1,000,000	550,000	412,500	550,000
Richard L. Mack	450,000	315,000	850,000	430,000	279,500	750,000
Norman B. Beug	399,921	259,949	650,000	351,162	228,256	650,000

*	Mr. O’Rourke joined Mosaic in January 2009.

Changes in compensation for these Named Executive Officers in fiscal 2010 were consistent with our compensation philosophy, including our consideration of both internal and external factors and our emphasis on incentive compensation (both equity and cash) as a component of total compensation as discussed above under “Compensation Philosophy and Objectives”. Specific considerations with respect to each of these Named Executive Officer for fiscal 2010 included:

•

Our Compensation Committee’s judgment that Mr. Stranghoener demonstrated strong performance against individual goals of building our global capabilities in the areas of finance, tax, business development and information technology; played a significant leadership role in strengthening our balance sheet in a challenging market environment; positively influenced our relationships with current and prospective investors and lenders; and exhibited exemplary leadership of our values and development of future leaders; as well as our Compensation Committee’s desire to maintain the competitive position of Mr. Stranghoener’s total direct compensation within our comparator group.

•

Mr. O’Rourke only recently joined us in January 2009, and our Compensation Committee did not increase his annual base salary or his target award for fiscal 2010 under the Management Incentive Plan. Our Compensation Committee set the expected value of Mr. O’Rourke’s fiscal 2010 long-term incentive award based on competitive award values within our comparator group and the internal ranking of Mr. O’Rourke’s position. Mr. O’Rourke’s fiscal 2009 long-term incentive was a new hire award.

•

Our Compensation Committee’s judgment that Mr. Mack performed strongly against individual goals of improving corporate governance, risk management, global legal compliance, and management of our interests in joint ventures and export associations; Mr. Mack’s expanded role in developing and implementing our strategy to optimize the value of our land assets in Florida and in leading our phosphate rock mine permitting efforts in Florida; and our Compensation Committee’s desire to maintain the competitive position of Mr. Mack’s total direct compensation within our comparator group.

•

Our Compensation Committee’s judgment that Mr. Beug exhibited satisfactory performance against individual goals of developing our strategy to expand the production capacity of our Potash business segment; effective management of brine inflows at our Esterhazy, Saskatchewan, potash mine; Potash business segment succession planning; and continued strong relations with labor organizations, government agencies, communities and other stakeholder groups; as well as his leadership of a reduction in production levels within our Potash business segment as a result of the unexpected decline in demand during fiscal 2009. In addition, the comparative amounts of base salary shown for Mr. Beug, who is an employee of our Canadian Potash business, also reflect the fact that his base salary is paid in Canadian dollars and translated to U.S. dollars for purposes of this Proxy Statement at the average rates we used to convert the profit and loss statements of our Potash business to U.S. dollars for each applicable fiscal year. As a result, the amounts of base salary shown for Mr. Beug are not necessarily on an entirely comparable basis with the amounts shown for the other Named Executive Officers.

Policy on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a corporation of annual compensation in excess of $1 million paid to the corporation’s principal executive officer or any of its three most highly compensated executive officers (other than the principal executive officer or principal financial officer). However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes such goals consists only of “outside directors.”

As discussed under “Corporate Governance – Committees of the Board of Directors – Compensation Committee” on page 14, four of the members of our Compensation Committee qualify as outside directors and are able to serve as a subcommittee of outside directors for purposes of meeting this aspect of the provisions of Section 162(m). In the discussion above, when we refer to action by our Compensation Committee with respect to matters required to be taken by “outside directors” under Section 162(m), we mean that the subcommittee has taken the action.

While the tax impact of any compensation arrangement is one factor to be considered, the tax impact is evaluated in light of our overall compensation philosophy. We will consider ways to maximize the deductibility of executive compensation while retaining the discretion we deem necessary to compensate officers in a manner commensurate with performance and the competitive environment for executive talent.

However, from time to time we may award compensation which is not fully deductible if we determine that the award is consistent with our philosophy and is in the best interests of Mosaic and our stockholders.

Our Omnibus Incentive Plan is designed to permit employee stock options and awards under the Management Incentive Plan to meet the performance-based criteria of Section 162(m). Our restricted stock units do not meet the performance-based criteria of Section 162(m).

In 2008, the Internal Revenue Service issued a revenue ruling that might have disqualified our Management Incentive Plan awards for fiscal 2010 and subsequent years as performance-based compensation for Section 162(m) purposes if we continued to base a portion of the benefits under our senior management severance and change-in-control agreements directly on an executive’s Management Incentive Plan target bonus amount for the year in which termination of employment occurs. In order to preserve our Management Incentive Plan awards as performance-based compensation for purposes of Section 162(m), our Board, upon the recommendation of our Compensation Committee, in the case of Mr. Prokopanko, and our Compensation Committee, for other participants, approved amendments to our senior management severance and change-in-control agreements that generally changed the basis for this portion of the benefits to an amount equal to the executive officer’s target bonus percent established under the Management Incentive Plan for the prior fiscal year (or such greater percent as may be designated from time to time by the Board or our Compensation Committee, as the case may be) multiplied by the executive officer’s base salary at the time of termination. The Board and our Compensation Committee believe these amendments to the senior management severance and change-in-control agreements substantially retain the prior benefits to participating executives while preserving the deductibility of our Management Incentive Plan awards as performance based compensation in light of the 2008 IRS revenue ruling. To date, the Board or our Compensation Committee, as the case may be, has designated these percentages to be the same as the target percentages in effect from time to time for Management Incentive

Plan awards. The Board and our Compensation Committee currently intend that at the time they approve target bonus percentages under the Management Incentive Plan each year they will also make corresponding changes to the percentages designated for purposes of the senior management severance and change-in-control agreements, although the Board and our Compensation Committee are not required to do so.

We also consider the impact of other tax provisions, such as the restrictions on deferred compensation set forth in Section 409A of the Internal Revenue Code, and attempt to structure compensation in a tax-efficient manner, both for our executive officers and other key managers and for our Company.

Forfeiture of Incentive Awards for Misconduct

Our Omnibus Incentive Plan provides for the forfeiture of awards in the event of certain types of misconduct. All awards under the Omnibus Incentive Plan, including Management Incentive Plan awards, restricted stock units and stock options, are subject to these forfeiture provisions. For awards granted prior to July 2009, in general terms, the forfeiture provisions apply if we are required to restate our financial statements due to material noncompliance, as a result of misconduct, with financial reporting requirements, and either the participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002. These forfeiture provisions apply only to awards earned or accrued during the twelve-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurred) of the affected financial statements. For awards granted in fiscal 2009 or subsequent years, our Board may require forfeiture if:

•

fraudulent or intentional misconduct contributes to the need for a material restatement of our financial statements filed with the Securities and Exchange Commission or contributes to the use of inaccurate metrics to determine the amount of any award or the amount of incentive compensation to a participant;

•	the participant knowingly or grossly negligently engaged in the misconduct or grossly negligently failed to prevent the misconduct; and

•	the amount of the participant’s award or incentive compensation was greater than it would have been absent the misconduct.

These forfeiture provisions are in addition to any other disciplinary or other action available to us with respect to the misconduct.

We have included the Omnibus Incentive Plan, including the forfeiture provisions, as an exhibit to our Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

Stock Ownership Guidelines

Our Compensation Committee has adopted guidelines for ownership of our stock by our executive officers. Executive officers must achieve and maintain the following levels of ownership:

•	CEO, five times base salary;

•	Executive Vice Presidents (three persons) and Senior Vice Presidents (two persons), three times base salary; and

•	Other executive officers (four persons), one times base salary.

Among other provisions of our stock ownership guidelines are that:

•	for purposes of determining whether an executive officer’s ownership meets the required level at any particular time, the value of common stock owned is based on the current stock price at that time;

•	unexercised employee stock options and unvested restricted stock units are not included towards an executive officer’s required ownership level;

•

an executive officer must hold all “net profit shares” (the shares of common stock remaining after deducting the number of shares required to be sold in order to pay tax withholding, the exercise price of employee stock options and other costs) from employee stock option exercises and the vesting of restricted stock units until an executive officer has met the required ownership level;

•	after an executive officer has met the required ownership level, the executive officer must hold at least 50% of the “net profit shares” from employee stock option exercises for at least one year; and

•	the executive officer must pre-clear any sale of stock with our General Counsel, who reviews the proposed sale with the Chair of our Board and our CEO.

Executive officers are required to achieve their respective ownership targets within six years of the time of hire or promotion.

Our Compensation Committee reviews each participant’s compliance or progress towards compliance annually, and may impose conditions, restrictions or limitations on any participant in order to achieve the purposes of the stock ownership guidelines. The Chair of our Board and our CEO may jointly grant exemptions in the event of hardship. Because we were formed in 2004 and first introduced our stock ownership guidelines in 2007, none of our executive officers is yet required to maintain the full level of stock ownership required after six years; however, all of our executive officers have either achieved the full level of required ownership or are making progress toward achieving that level within the required timeframe.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on our review and discussion with management, we have recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

Respectfully submitted,

William T. Monahan, Chair

F. Guillaume Bastiaens

Phyllis E. Cochran

David B. Mathis

James L. Popowich

Compensation Risk Analysis

Our Compensation Committee, with the advice of its independent compensation consultant and input from management, has reviewed the design of our employee compensation policies and practices and concluded that they do not create risks that are reasonably likely to have a material adverse effect on us. Significant factors considered by our Compensation Committee in reaching its conclusion include:

•	The balance of base pay, annual incentives and long-term incentives, and an emphasis on compensation in the form of long-term incentives that increase along with employees’ levels of responsibility;

•

A long-term incentive program that grants an equal mix of stock options and restricted stock units to mitigate the risk of actions intended to capture short-term stock appreciation gains at the expense of sustainable total shareholder return over the longer-term;

•	Vesting of long-term incentive awards over a number of years;

•	Caps on annual cash incentives;

•

Broad performance ranges for minimum, target and maximum operating earnings goals for annual cash incentives that reduce the risk of accelerating or delaying revenue or expense recognition in order to satisfy the threshold or next tier for incentive payouts; and

•

Other features in our incentive programs that are intended to mitigate risks from our compensation program, particularly the risk of short-term decision-making. These features include the potential for forfeiture of all types of incentive awards for executives in the event of misconduct as described under “Compensation Discussion and Analysis – Forfeiture of Incentive Awards for Misconduct” on page 42; stock ownership guidelines, including holding period requirements, for our executive officers and certain other key executives as described under “Compensation Discussion and Analysis – Stock Ownership Guidelines” on page 42; and the ability of our Compensation Committee to exercise negative discretion to reduce or eliminate payouts under our Management Incentive Plan if it deems appropriate.

In addition, our Compensation Committee considered changes in our Management Incentive Plan for fiscal 2011 in its conclusion that our employee compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. These changes include the addition of new performance measures based on operational excellence and achievement of strategic priorities as performance measures under the plan, the decreased weighting of the Operating Earnings performance measure and the inclusion of a provision that permits our Compensation Committee to exercise negative discretion to reduce the award for any executive officer by up to 25%.

Executive Compensation Tables

The following tables and accompanying narratives and notes summarize information about the total compensation awarded to, earned by or paid to each of our Named Executive Officers for fiscal 2010, fiscal 2009 and fiscal 2008.

We have included a narrative discussion of our compensation philosophy, processes and components and the bases upon which we make compensation decisions in the Compensation Discussion and Analysis on page 23. The following tables and accompanying narratives and notes provide quantitative data and additional information about the compensation we paid our Named Executive Officers for fiscal 2010, fiscal 2009 and fiscal 2008 and should be read in conjunction with the Compensation Discussion and Analysis.

Fiscal 2010, 2009 and 2008 Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)(2)	Bonus ($) (3)	Stock Awards ($) (4)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (2)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (6)	All Other Compensation ($) (7)	Total ($)
James T. Prokopanko	2010	933,333	—	2,400,025	1,431,252	961,400	—	529,578	6,255,588
President and Chief	2009	883,333	300,000	1,600,047	1,400,795	—	—	349,109	4,533,284
Executive Officer	2008	808,333	—	1,400,009	1,561,866	1,912,500	—	304,351	5,987,059
Lawrence W. Stranghoener	2010	553,333	—	719,997	429,373	386,400	—	321,792	2,410,895
Executive Vice President	2009	533,333	150,000	500,063	437,730	—	—	154,123	1,775,249
and Chief Financial Officer	2008	511,667	—	424,999	474,140	877,500	—	159,879	2,448,185
James (“Joc”) C. O’Rourke	2010	550,000	—	600,006	357,806	379,500	—	152,822	2,040,134
Executive Vice President – Operations(8)
Richard L. Mack	2010	443,333	—	510,013	304,130	289,800	32,000	208,477	1,787,753
Executive Vice President,	2009	420,000	150,000	375,015	328,282	—	—	124,256	1,397,553
General Counsel and Corporate Secretary(9)	2008	379,167	—	325,004	362,569	585,000	5,000	187,447	1,844,187
Norman B. Beug(10)	2010	393,961	—	390,023	232,593	229,661	172,389	247,739	1,666,366
Senior Vice President –	2009	346,549	70,000	325,022	284,539	—	—	133,275	1,159,385
Potash Operations	2008	375,486	—	325,004	362,569	558,444	799,712	169,295	2,590,510

(1)	Reflects the dollar amount of base salary paid in the designated fiscal year.

(2)	Includes any amounts deferred at the officer’s election to the officer’s account under our qualified and non-qualified defined contribution retirement plans and under our deferred compensation plan.

(3)	Reflects discretionary short-term incentive payouts for fiscal 2009. Our Board of Directors (for our CEO) and our Compensation Committee (for our remaining Named Executive Officers) authorized these payouts because they believed that, although we did not achieve the ambitious level of operating earnings that we set for ourselves at the beginning of fiscal 2009 for any payout for fiscal 2009 under the Management Incentive Plan, and despite the extreme challenges in the world economy and our industry, we were successful in a number of key areas, including among others achieving record net earnings, generating and conserving cash, the successful sale of a non-core joint venture for approximately $750 million, a special dividend from our non-U.S. subsidiaries to our U.S. subsidiaries, significant accomplishments in permitting our Florida phosphate rock reserves, achievement of investment grade credit ratings and roll-out of our strategy to expand our Potash business.

(4)	Reflects the grant date fair value for each Named Executive Officer’s grants of restricted stock units or stock options in the applicable fiscal year, determined in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718.

The assumptions used in the valuation are discussed in note 19 to our audited financial statements for fiscal 2010.

Although the model we use to determine our grant date fair value under ASC Topic 718 for purposes of our financial statements and the model we use to determine our grants of stock options both use a “Black-Scholes” methodology, the two models are different in important respects. The model we use to determine our grant date fair value, determined in accordance with ASC Topic 718, is dictated by generally accepted accounting principles in the United States, while we believe the model we used to determine our fiscal 2010, 2009 and 2008 grants of stock options is more consistent with the methodology that several members of our comparator group and a number of other large companies use to make compensation decisions. As a result, our grant date fair value, determined in accordance with ASC Topic 718, is not the same as the estimated value of our option awards established by our Compensation Committee. The primary differences between the model that we used to determine our grant date fair value, determined in accordance with ASC Topic 718, and the model we used to determine our grants of stock options relate to the assumptions about risk-free interest rates, the period used to measure stock price volatility and the term of the stock options. For the fiscal 2010 stock option grants to the Named Executive Officers, the grant date fair value under ASC Topic 718 was $29.77 per share while the value we used to determine the number of shares to grant was $33.28 per share. Accordingly, our grant date fair value under ASC Topic 718 for these fiscal 2010 grants is approximately 10% less than the value we used to determine the number of shares to grant. In fiscal 2009, our grant date fair value, determined in accordance with ASC Topic 718, was approximately 12.5% less than the values we used to determine the number of shares to grant. In fiscal 2008, our grant date fair value, determined in accordance with ASC Topic 718, was approximately 11.6% more than the values we used to determine the number of shares to grant.

(5)	Reflects awards under our Management Incentive Plan.

Our Management Incentive Plan provides for annual cash incentive compensation to key managers, including the Named Executive Officers, based upon the attainment of pre-established business and/or individual performance goals.

We have included additional information about our Management Incentive Plan, including the performance measures for fiscal 2010 and the levels of performance that were achieved, under “Compensation Components and Process – Annual Incentives” on page 28 in our Compensation Discussion and Analysis. No awards were paid under our Management Incentive Plan for fiscal 2009 because we did not achieve the threshold of operating earnings necessary for any payout.

(6)	Reflects the aggregate increase, if any, in the actuarial value of pension benefits for fiscal 2010, fiscal 2009 and fiscal 2008 under Cargill’s salaried employees’ pension plan for Mr. Mack, and under a supplemental retirement agreement with Mr. Beug. For fiscal 2009, the actuarial value of Mr. Mack’s benefits under the Cargill plan and Mr. Beug’s benefits under the supplemental retirement agreement decreased by $4,000 and $132,335, respectively.

The Cargill plan is a tax-qualified defined benefit pension plan under the provisions of the Internal Revenue Code. Benefits under the plan are generally based on years of service and final average salary prior to termination of employment or retirement. No additional years of credited service are accrued under Cargill’s salaried employees’ pension plan for Mr. Mack after December 31, 2004. Accordingly, his total credited years of service primarily reflects his service with Cargill prior to the October 22, 2004 business combination between IMC and the fertilizer businesses of Cargill through December 31, 2004. However, covered compensation for purposes of determining benefits under Cargill’s salaried employees’ pension plan for Mr. Mack includes post-combination compensation paid by us. In accordance with the merger and contribution agreement related to the combination, Cargill incurs the costs associated with pre-combination benefits for certain former employees of Cargill under certain pension plans, including Cargill’s salaried employees’ pension plan, and charges them to us. The amount that Cargill may charge to us under these plans for pension costs relating to all former Cargill employees may not exceed $2.0 million per year or $19.2 million in the aggregate. As of May 31, 2010, the unused portion of the $19.2 million cap was $11.0 million. Cargill is solely responsible for payment of the annual pension benefits to the participants under Cargill’s salaried employees’ pension plan.

Our supplemental retirement agreement with Mr. Beug provides additional annual retirement benefits to him over the retirement benefits that would be payable to him under (a) our retirement plans that are available to salaried Canadian employees generally and (b) a defined benefit pension plan sponsored by another company from which we acquired our Belle Plaine potash mine and in which Mr. Beug participated prior to our acquisition of that mine. Benefits under the supplemental retirement agreement are based on years of service and final average salary prior to termination of employment or retirement.

We have included additional information about these plans, including the plan measurement dates, methodology and assumptions used in determining the amounts in this column, in the Fiscal 2010 Pension Benefits Table and accompanying narrative and notes on page 53.

No non-qualified deferred compensation earnings are reflected in this column because our deferred compensation arrangements do not offer above-market earnings.

(7)	The table below shows the components of compensation that are included in this column for fiscal 2010;

Name	Perquisites ($)(a)	Company Contributions to Defined Contribution Plans($)(b)	Other($)(a)(c)	Total($)
James T. Prokopanko	20,959	135,131	373,488	529,578
Lawrence W. Stranghoener	—	65,093	256,699	321,792
James (“Joc”) C. O’Rourke	57,478	73,223	22,121	152,822
Richard L. Mack	—	54,004	154,473	208,477
Norman B. Beug	19,609	69,769	158,361	247,739

(a)	Perquisites include:

•	Amounts paid under our executive physical exam program for Messrs. Prokopanko, O’Rourke and Beug;

•	Amounts paid under our executive financial planning program for Messrs. Prokopanko and Beug;

•

The amount reimbursed under our travel policy for travel by Messrs. Prokopanko’s, O’Rourke’s and Beug’s spouses to industry and investor conferences. Our travel policy also generally provides for a “gross-up” for taxes on amounts we reimburse under the policy that are taxable compensation to the employee. In accordance with applicable SEC rules, the tax gross-up amounts are included in the “Other” column in the table above. Tax gross-up payments are determined after the end of each calendar year. As a result, the tax gross-up amount included in the table above reflects the amount reimbursed for calendar 2009;

•

An aggregate of $53,640 under our relocation policy related to Mr. O’Rourke’s move to our Plymouth, Minnesota headquarters after we hired him on January 5, 2009. Our relocation plan also generally provides for a “gross-up” for taxes on amounts we reimburse under the plan that are taxable compensation to the employee. In accordance with applicable SEC rules, the tax gross-up amount is included in the “Other” column in the table above. Tax gross-up payments are determined after the end of each calendar year. As a result, the tax gross-up amount included in the table above reflects the amount reimbursed to Mr. O’Rourke for calendar 2009; and

•	Our incremental costs for personal use by Mr. Beug of a company car that we furnish to Mr. Beug in order to facilitate his travel among our Potash business segment’s facilities in Saskatchewan.

The incremental cost to us of perquisites for fiscal 2010 did not exceed $10,000 for any other Named Executive Officer.

(b)

Reflects our contributions for Named Executive Officers who are employees in the United States to the Mosaic Investment Plan, a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, and to the accounts of each such officer under deferred compensation arrangements reflecting amounts that would have been credited to their accounts in the plan but for limitations under the Internal Revenue Code, as well as our contributions to the account of Mr. Beug, who is employed by our Canadian Potash business, under our Canadian defined contribution plans.

Mosaic Investment Plan

We contribute the following amounts to the Named Executive Officers’ accounts in the Mosaic Investment Plan:

•	We match the first 3% of the participant’s contributions and half of the next 3% of the participant’s contributions. These contributions vest immediately.

•

We contribute an amount each year equal to a percentage of the participant’s eligible pay, consisting of base salary and bonuses (including those under the Management Incentive Plan). The percentage of the participant’s pay that we contribute increases with the participant’s age. For pay up to the social security wage base, the percentage we pay ranges from 3% for participants under age 30 to 9% for participants age 60 and older. For pay in excess of the social security wage base, we pay an additional 3% over the age-based award. The social security wage base for calendar 2009 was $106,800 and, for calendar 2010, is $106,800. These contributions vest once we have employed the participant for at least three years. Our contributions to Mr. O’Rourke’s account are not vested because we have employed him for less than three years. Prior to vesting, Mr. O’Rourke would forfeit these contributions upon a termination of his employment.

•

We also make a discretionary employer contribution. Our Compensation Committee has determined to base the discretionary employer contribution on our achievement of performance goals under our Management Incentive Plan. For fiscal 2010, we determined the amount of the discretionary employer contribution based on the operating earnings measure under the Management Incentive Plan, as follows:

(dollars in millions)

Operating Earnings	$469	$1,690 - $2,065	$3,286
Contribution	0%	1.0%	2.0%
(Percent of participant’s eligible pay)

Based on the formula in the table above, for fiscal 2010 we made discretionary employee contributions to participant’s accounts of 0.66% of calendar 2009 pay. These contributions vest once we have employed the participant for at least three years. Our contributions to Mr. O’Rourke’s account are not vested because we have employed him for less than three years. Prior to vesting, Mr. O’Rourke would forfeit these contributions upon a termination of his employment.

Contributions that we would have made under the Mosaic Investment Plan that exceed limitations for tax-qualified plans under the Internal Revenue Code are contributed to our unfunded non-qualified deferred compensation plan. We have included additional information about our unfunded non-qualified deferred compensation plan under “Non-Qualified Deferred Compensation” on page 55.

Canadian Plans

We contribute the following amounts to participants’ accounts in the Canadian defined contribution plans in which Mr. Beug participates:

•	We match the first 3% of the participant’s contributions and half of the next 3% of the participant’s contributions. These contributions vest immediately;

•	We contribute an amount each year equal to a percentage of the participant’s covered compensation. For Mr. Beug, covered compensation includes:

•	base salary;

•	bonuses (including those under our Management Incentive Plan); and

•

unused amounts under our Canadian flexible benefits plan. Under our flexible benefits plan, salaried employees of our Canadian Potash business are entitled to apply an amount each year equal to 2.0% of annual salary plus an additional amount determined by the employee’s medical and dental coverage selection on a pre-tax basis to the payment of premiums under our group insurance, health or dental plans or as a contribution to the participant’s health spending account or as a contribution to the participant’s tax-qualified defined contribution plan. Any unused portion is paid to the participant as taxable compensation.

The percentage of the participant’s pay that we contribute increases with the participant’s age. For pay up to the limit established each year under Canadian law, the percentage we pay ranges from 3% for participants under age 30 to 9% for participants age 60 and older. For pay in excess of the limit, the percentage we pay ranges from 4% for participants under age 30 to 10% for participants age 60 and older. These contributions vest once we have employed the participant for at least two years;

•

For former employees of the company from which we acquired our Belle Plaine potash mine, including Mr. Beug, we contribute an additional amount equal to a percentage of the participant’s covered compensation. For covered compensation up to the year’s maximum pensionable earnings established under Canadian law, we contribute 1.5% of covered compensation. For covered compensation above that limit, we contribute 2% of covered compensation. The maximum pensionable earnings for calendar 2009 was $40,046 and, for calendar 2010, is $44,415; and

•	We make a discretionary contribution that is the same as under the Mosaic Investment Plan.

Taxable compensation to the participant on our contributions up to the limit established each year under Canadian law is deferred, while our contributions that exceed the limit are taxable compensation to the participant. The limit for calendar 2009 was the lesser of $19,029 or 18% of earnings for calendar 2009 and for calendar 2010 is the lesser of $21,125 or 18% of earnings for calendar 2010. We contribute the amounts that are above these limits to the participant’s account in our employee savings plan. The Canadian employee savings plan accounts are held by a third party. The participants choose among various investment alternatives that are the same as are available under the Canadian tax-qualified defined contribution plans. Participants may withdraw their employee savings plan account balances at any time. A participant may also contribute up to 30% (less the participant’s before-tax contributions to the tax-qualified defined contribution plans) of pay on an after-tax basis to the participant’s employee savings plan account. Participants account balances under the Canadian employee savings plan are not obligations of ours.

(c)	Includes anti-dilution payments paid in fiscal 2010 to the Named Executive Officers in order to address the dilutive effects, on outstanding restricted stock units or stock options, of the special dividend of $1.30 per share of common stock that we paid on December 3, 2009, in the following amounts:

Name	Amount
James T. Prokopanko	$365,018
Lawrence W. Stranghoener	256,699
James “Joc” C. O’Rourke	—
Richard L. Mack	154,473
Norman B. Beug	158,361

We have discussed additional detail about the anti-dilution payments under “Compensation Discussion and Analysis – Special Dividend on Common Stock” on page 38.

(8)	Mr. O’Rourke joined us as our Executive Vice President – Operations on January 5, 2009. Mr. O’Rourke was not a named Executive Officer for fiscal 2009.

(9)	Mr. Mack was Senior Vice President, General Counsel and Corporate Secretary until his election to his present position effective January 1, 2009.

(10)	Mr. Beug is an employee of our Canadian Potash business and his compensation is paid in Canadian dollars. We converted amounts paid to Mr. Beug to U.S. dollars for purposes of this Proxy Statement at a rate of CAD 1.062710/USD 1.0 for fiscal 2010, CAD 1.156160/USD 1.0 for fiscal 2009 and CAD 1.014240/USD 1.0 for fiscal 2008, the average rates we used to convert the profit and loss statement of our Potash business to U.S. dollars for those fiscal years, except for payments in the “Bonus” and “Non-Equity Incentive Compensation” columns which are shown at the U.S. dollar amounts of his discretionary short-term payout for fiscal 2009 and Management Incentive Plan awards, respectively, as approved by our Compensation Committee.

Grants of Plan-Based Awards

The following table and accompanying narrative and notes provide information about our awards under our Management Incentive Plan, as well as our grants of stock options and restricted stock units, to each of our Named Executive Officers for fiscal 2010. We did not grant any other award under any equity or non-equity incentive plan in fiscal 2010 that would be paid out in a future fiscal year.

Fiscal 2010 Grants of Plan-Based Awards Table

Name	Grant Date	Compensation Committee Approval Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (4)
			Threshold ($)		Target ($)	Maximum ($)
James T. Prokopanko	—	—	0	(5)	1,045,000	2,090,000	—	—	—	—
	7/27/09	7/20/09	—		—	—	—	48,077	52.72	1,431,252
	7/27/09	7/20/09	—		—	—	45,524	—	—	2,400,025
Lawrence W. Stranghoener	—	—	0	(5)	420,000	840,000	—	—	—	—
	7/27/09	7/20/09	—		—	—	—	14,423	52.72	429,373
	7/27/09	7/20/09	—		—	—	13,657	—	—	719,997
James (“Joc”) C. O’Rourke	—	—	0	(5)	412,500	825,000	—	—	—	—
	7/27/09	7/20/09	—		—	—	—	12,019	52.72	357,806
	7/27/09	7/20/09	—		—	—	11,381	—	—	600,006
Richard L. Mack	—	—	0	(5)	315,000	630,000	—	—	—	—
	7/27/09	7/20/09	—		—	—	—	10,216	52.72	304,130
	7/27/09	7/20/09	—		—	—	9,674	—	—	510,013
Norman B. Beug	—	—	0	(5)	259,949	519,897	—	—	—	—
	7/27/09	7/20/09	—		—	—	—	7,813	52.72	232,593
	7/27/09	7/20/09	—		—	—	7,398	—	—	390,023

(1)	We describe our practices for granting stock options and restricted stock units to employees, including general terms and the timing of grants and approvals, under “Compensation Components and Process – Long-Term Incentives” in our Compensation Discussion and Analysis.
(2)	Shows the number of shares subject to restricted stock units granted under our Omnibus Incentive Plan.
(3)	Shows the number of shares subject to stock options granted under our Omnibus Incentive Plan.
(4)	Reflects the grant date fair value for each Named Executive Officer’s grants of restricted stock units or stock options in fiscal 2010, determined in accordance with ASC Topic 718. A more detailed discussion of our ASC Topic 718 grant date fair value is included in note (4) to the Fiscal 2010, 2009 and 2008 Summary Compensation Table.
(5)

Our Management Incentive Plan provides for annual cash incentive compensation to key managers, including the Named Executive Officers, based upon the attainment of pre-established business and/or individual performance goals. This row shows the threshold, target and maximum potential annual awards under the program for fiscal 2010. We paid the actual awards for fiscal 2010 in August 2010. The amount of the actual fiscal 2010 award for each Named Executive Officer is set forth in the “Non-Equity Incentive Compensation Plan” column of the Summary Compensation Table.

We have included additional information about our Management Incentive Plan, including the performance measures for fiscal 2010 and the levels of performance that were achieved, under “Compensation Components and Process – Annual Incentives – Management Incentive Plan” in our Compensation Discussion and Analysis.

Outstanding Equity Awards at Fiscal Year-End

The following table and accompanying narrative and notes summarize the outstanding equity awards held by the Named Executive Officers as of May 31, 2010.

Fiscal 2010 Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($) (1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
James T. Prokopanko	181,388	—		15.45	8/4/16	34,974	(3)	1,614,750
	53,957	—		20.70	2/1/17	12,578	(4)	580,726
	55,622	27,811	(5)	40.03	8/2/17	45,524	(6)	2,101,843
	7,803	15,606	(7)	127.21	7/31/18
	—	48,077	(8)	52.72	7/27/19

Lawrence W. Stranghoener	52,084	—		15.04	10/29/14	10,617	(3)	490,187
	64,935	—		17.29	8/1/15	3,931	(4)	181,494
	61,120	—		15.45	8/4/16	13,657	(6)	630,544
	16,884	8,444	(5)	40.03	8/2/17
	2,438	4,877	(7)	127.21	7/31/18
	—	14,243	(8)	52.72	7/27/19

James (“Joc”) C. O’Rourke	—	12,019	(8)	52.72	7/27/19	13,830	(9)	638,531
	—	—		—	—	11,381	(6)	525,461

Richard L. Mack	10,384	—		15.04	10/29/14	8,119	(3)	374,854
	46,382	—		17.29	8/1/15	2,948	(4)	136,109
	47,319	—		15.45	8/4/16	9,674	(6)	446,649
	12,912	6,456	(5)	40.03	8/2/17
	1,828	3,658	(7)	127.21	7/31/18
	—	10,216	(8)	52.72	7/27/19

Norman B. Beug	12,912	6,456	(5)	40.03	8/2/17	8,119	(3)	374,854
	1,585	3,170	(7)	127.21	7/31/18	2,555	(4)	117,964
	—	7,813	(8)	52.72	7/27/19	7,398	(6)	341,566

(1)	The exercise price for all stock options is the fair market value of our common stock on the date of grant, which is equal to the closing price as reflected on The New York Stock Exchange composite tape.
(2)	The amounts were calculated by multiplying the closing market price of our common stock on May 28, 2010 of $46.17 per share by the number of unvested shares.
(3)	These restricted stock units vested on August 2, 2010.
(4)	These restricted stock units vest on July 31, 2011.
(5)	These options vested on August 2, 2010.

(6)	These restricted stock units vest on July 27, 2012.
(7)	Half of these options vested on July 31, 2010 and half will vest on July 31, 2011.
(8)	One-third of these options vested on July 27, 2010 and one-third vest on July 27 in each of 2011 and 2011.
(9)	These restricted stock units vest on January 8, 2012.

Option Exercises and Stock Vested

The following table and accompanying notes set forth information about stock options that the Named Executive Officers exercised during fiscal 2010 and restricted stock units of the Named Executive Officers that vested during fiscal 2010.

Fiscal 2010 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
James T. Prokopanko	—	—	95,665	$5,155,854
Lawrence W. Stranghoener	—	—	24,723	$1,301,944
James (“Joc”) C. O’Rourke	—	—	—	—
Richard L. Mack	—	—	19,141	$1,007,988
Norman B. Beug	158,254	$6,701,928	17,546	$923,990

(1)	We calculated these amounts by multiplying the number of shares exercised times the difference between (a) the closing price of our common stock on the date of the option exercise as reported on The New York Stock Exchange composite tape and (b) the exercise price of the stock option.
(2)	We calculated these amounts by multiplying the number of shares vested times the closing price of our common stock as reported on The New York Stock Exchange composite tape on the vesting date.

Pension Benefits

Cargill Pension Plan

Mr. Mack participates in Cargill’s salaried employees’ pension plan. This plan is a tax-qualified defined benefit pension plan under the provisions of the Internal Revenue Code. Benefits under the plan are generally based on years of service and final average salary prior to termination of employment or retirement. No additional years of credited service are accrued under Cargill’s salaried employees’ pension plan for Mr. Mack after December 31, 2004. Accordingly, his total credited years of service primarily reflects his service with Cargill, while his credited years of service for employment at Mosaic includes only the period from the October 22, 2004 business combination between IMC and the fertilizer businesses of Cargill through December 31, 2004. However, additional years of vesting service are credited for the purpose of determining eligibility to retire, and covered compensation for purposes of determining benefits under Cargill’s salaried employees’ pension plan for Mr. Mack includes post-combination compensation that we pay him.

In accordance with the merger and contribution agreement related to the combination, Cargill incurs the costs associated with pre-combination benefits for certain former employees of Cargill under certain pension plans, including Cargill’s salaried employees’ pension plan, and charges them to us. The amount that Cargill may charge to us under these plans for pension costs relating to all former Cargill employees may not exceed $2.0 million per year or $19.2 million in the aggregate. As of May 31, 2010, the unused portion of the $19.2 million cap was $11.0 million.

Cargill is solely responsible for payment of the annual pension benefits to the participants under Cargill’s salaried employees’ pension plan.

Supplemental Retirement Agreement

IMC and Mr. Beug entered into a supplemental retirement agreement prior to the business combination between IMC and the fertilizer businesses of Cargill. This agreement provides additional annual retirement benefits to Mr. Beug over the retirement benefits that would be payable to him under (a) our retirement plans that are available to salaried Canadian employees generally and (b) a defined benefit pension plan sponsored by another company from which we acquired our Belle Plaine potash mine and in which Mr. Beug participated prior to our acquisition of that mine. Benefits under the supplemental retirement agreement are based on years of service and final average salary prior to termination of employment or retirement. In addition, prior to the combination, IMC established a trust to secure the payment of certain retirement obligations, including Mr. Beug’s supplemental retirement agreement. The trust agreement requires that we fund 105% of the aggregate actuarially determined liabilities under all of these retirement obligations by means of contributions to the trust and/or by furnishing letters of credit to the trustee. As of the date of this Proxy Statement, we had furnished the trustee with a bank letter of credit in the amount of approximately $5.6 million.

The following table and accompanying narrative and notes provide information about the participation of the Named Executive Officers in Cargill’s salaried employees’ pension plan and under Mr. Beug’s supplemental retirement agreement.

Fiscal 2010 Pension Benefits Table

Name	Plan Name	Number of years of Credited Service (#)	Present Value of Accumulated Benefit ($) (1)
Richard L. Mack(2)	Cargill, Incorporated and Associated Companies Salaried Employees’ Pension Plan	10	$106,000

Norman B. Beug(3)	Supplemental Retirement Agreement	33	$2,502,376

(1)	These amounts are estimates and do not necessarily reflect the actual amounts that will be paid to the Named Executive Officers, which will only be known when they become eligible for payment.
(2)	Annual benefits for Mr. Mack under Cargill’s salaried employees’ pension plan are equal to 0.80% of final average salary plus 0.35% of final average salary in excess of Covered Compensation (as defined for social security purposes), all times years of service. Years of service are limited to (i) 40 years for the 0.80% component of the benefit, and (ii) 35 years for the 0.35% component of the benefit. Service is frozen for Mr. Mack as of December 31, 2004 and final average salary and covered compensation are as of the termination date of his employment at Mosaic.

Normal retirement benefits are payable at age 65. Mr. Mack may retire with unreduced retirement benefits under the plan once he is age 60. Once he is age 55, he may retire early and receive benefits that are reduced based on the percentages specified in the table below for each year that the payments start prior to age 60. Mr. Mack is age 42 and has 15 years of credited vesting service at May 31, 2010.

Years of Credited Vesting Service	Per Year Reduction Percentage
35 or more	3%
30 – 34	4%
25 – 29	5%
20 – 24	6%
15 – 19	7%

If he terminates employment before age 55, he may either receive an unreduced benefit commencing at age 65, or may elect to receive a reduced benefit at an earlier date.

The normal form of payment of the annual benefit is a straight life annuity. Optional benefit forms include actuarial equivalent joint and survivor and 10-year certain and life annuities. The plan does not offer lump sum payments.

The credited years of service for Mr. Mack include his service with Cargill. His benefits under the plan are fully vested.

Compensation Used to Determine Pension Benefits

Eligible compensation consists of base salary. Eligible compensation is limited under the Internal Revenue Code to $245,000 for calendar 2009 and for calendar year 2010.

Valuation Assumptions

The amounts listed in the “Present Value of Accumulated Benefit” column of the Fiscal 2010 Pension Benefits Table and the amounts listed in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column in the Fiscal 2010, 2009 and 2008 Summary Compensation Table are based on the following assumptions:

•

discount rates of 5.75%, 6.75% and 6.00% for the present value calculations as of May 31, 2010, May 31, 2009 and March 1, 2008, respectively, and post-retirement mortality using the RP-2000 mortality table with fixed 10-year projection, combined mortality for active employees and retirees, and no collar adjustments. These are the same assumptions used by Cargill in determining the accumulated benefits under the Cargill salaried employees’ pension plan that it uses in determining its charges to us for the plan;

•	retirement age of 60, which is the earliest age that any Named Executive Officer may retire with unreduced retirement benefits under the plan; and

•	expected terminations, disability and pre-retirement mortality: none assumed.

The present values of the accrued benefits were calculated as of May 31, 2010, the date used by Cargill in determining its charges to us for the plan.

(3)	The benefits under Mr. Beug’s supplemental retirement agreement are determined by the following formula:

•	2% of Mr. Beug’s final average salary times his first 25 years of credited service; plus

•	1% of his final average salary times his years of credited service above 25 years, up to a maximum of ten years; minus

•	2% of the benefit payable to him for the first 25 years of credited service under the Canadian government’s pension plan; minus

•	the amount of the annual retirement benefit that he could purchase from the balance of his account under our Canadian defined contribution retirement plans in which he participates; minus

•

the amount of the normal benefit payable to him pursuant to a defined benefit pension plan of the company from which IMC acquired our Belle Plaine, Saskatchewan potash mine. Mr. Beug does not accrue additional pension benefits under this plan for his service with us, and we are not responsible for payments to Mr. Beug under this plan.

Mr. Beug’s credited years of service under the supplemental retirement agreement include his years of service with the company from which IMC acquired the Belle Plaine mine. Mr. Beug’s benefits under the supplemental retirement agreement are fully vested.

The earliest Mr. Beug is entitled to unreduced benefits under the agreement is age 62. Mr. Beug, who is age 58 at the date of this Proxy Statement, is entitled to elect to receive reduced benefits under the agreement upon retirement at age 55 or older. If Mr. Beug elects to receive benefits before age 62, the amount of his benefits determined in accordance with the first three bullet points in this footnote are reduced by one-third of 1% for each month between the date on which his benefits commence and age 62.

The normal form of payment of the annual benefit under the supplemental retirement agreement is equal monthly installments payable for life. If Mr. Beug is married at the time his benefits under the supplemental retirement agreement commence, his monthly retirement benefits are reduced to provide actuarially equivalent reduced monthly payments to him for life and 60% of the reduced monthly payment to his surviving spouse after his death, unless his spouse waives the right to these payments. In the event of Mr. Beug’s death prior to retirement, his spouse, beneficiary or estate would be entitled to payment equal to the actuarial equivalent of his vested benefits, either in the form of a lump sum or a lifetime pension.

The amounts in the “Present Value of Accumulated Benefit” column and the amounts listed in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column in the Fiscal 2010, 2009 and 2008 Summary Compensation Table for Mr. Beug under his supplemental requirement agreement were calculated using the following assumptions:

•

discount rates of 5.55%, 6.60% and 5.75% for the present values as of May 31, 2010, May 31, 2009 and February 29, 2008, respectively, and post-retirement mortality using the UP94 generational mortality table as of May 31, 2010 and May 31, 2009 and the UP94 mortality table projected to 2015 with scale AA as of February 29, 2008;

•	salary scales of 4.0%, 4.0% and 4.0% for the present values as of May 31, 2010, May 31, 2009 and February 29, 2008, respectively; and

•	retirement at age 62, which is the earliest age that he may retire with unreduced benefits under the agreement.

These are the same assumptions we used for financial reporting purposes in our audited financial statements for fiscal 2010.

The present value of the accrued benefits was calculated as of May 31, 2010, the same measurement date used for our audited financial statements for fiscal 2010 with respect to Mr. Beug’s supplemental retirement agreement.

Non-Qualified Deferred Compensation

The table below sets forth the contributions, earnings and distributions for fiscal 2010 and balances at May 31, 2010 for each of the Named Executive Officers under our deferred compensation plan.

The “Executive Contributions in Last FY” column shows the deferral by each Named Executive Officer of a portion of salary or award under our Management Incentive Plan for fiscal 2010 that is reported in the Fiscal 2010, 2009 and 2008 Summary Compensation Table in the “Salary” or “Non-Equity Incentive Plan” column.

The “Registrant Contributions in Last FY” column reflects our contributions under the restoration provisions of our deferred compensation plan. The amount we credit under these restoration provisions is equal to the amount that would have been contributed to our tax-qualified defined contribution plan for the Named Executive Officer that exceeds limitations for tax-qualified plans under the Internal Revenue Code. The limit on contributions under the Internal Revenue Code was $49,000 for contributions for calendar 2009 and for contributions in calendar 2010. The formula for determining the aggregate amount of our contributions to the account of a Named Executive Officer to the tax-qualified and non-qualified plans is discussed in note (7)(b) to the Fiscal 2010, 2009 and 2008 Summary Compensation Table.

Each participant in our deferred compensation plan may choose how and when to receive payments of the portion of the participant’s account balance that results from the participant’s own contributions. A participant may choose to receive payments of this portion of the participant’s account balance on a specified date in a lump sum or in annual installments for up to ten years beginning on a date specified by the participant. If no election is made, payment is made in a lump sum after termination of employment. The portion of the participant’s account balance that results from our contributions is payable after termination of employment.

The “Aggregate Earnings in Last FY” column shows the earnings on each Named Executive Officer’s account balance for fiscal 2010, and the “Aggregate Balance at Last FYE” column shows the balance of each Named Executive Officer’s account as of the end of fiscal 2010. The “Aggregate Withdrawals/Distributions” column shows payments made to each Named Executive Officer from his account in fiscal 2010.

Our deferred compensation plan is available only for U.S. employees. Mr. Beug, who is an employee of our Canadian Potash business, is not eligible to participate in it and our Canadian Potash business does not have a deferred compensation plan.

Fiscal 2010 Non-Qualified Deferred Compensation Table

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (4)
James T. Prokopanko	56,000	96,788	15,921	55,533	692,043
Lawrence W. Stranghoener	—	30,000	13,362	—	281,102
James (“Joc”) C. O’Rourke	33,000	37,604	(296)	—	82,481
Richard L. Mack	26,600	23,750	17,485	32,087	263,750

(1)	These amounts are included as part of the compensation shown for the Named Executive Officer in the “Salary” or “Non-Equity Incentive Plan Compensation” column for fiscal 2010 in the Fiscal 2010, 2009 and 2008 Summary Compensation Table.
(2)	These amounts are included as part of the compensation shown for the Named Executive Officer in the “All Other Compensation” column for fiscal 2010 in the Fiscal 2010, 2009 and 2008 Summary Compensation Table and in the “Company Contributions to Defined Contribution Plans” column in the table in note (7) to the Fiscal 2010, 2009 and 2008 Summary Compensation Table.
(3)	Gains and losses accrue at rates equal to those on various investment alternatives selected by the participant. The available investment alternatives are the same as are available to participants generally as investments under the Mosaic Investment Plan, a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, except that our common stock is excluded. In general, participants in our deferred compensation plan may change how their deferrals are invested at any time. Because the rate of return is based on actual investment measures, no above-market earnings are paid. Accordingly, the amounts in this column were not included in the Fiscal 2010, 2009 and 2008 Summary Compensation Table on page 45.
(4)	The table below sets forth the amounts of executive and registrant contributions reported for the Named Executive Officers in the Summary Compensation Table in our Proxy Statement for any prior year:

Name	Contributions ($)
James T. Prokopanko	700,715
Lawrence W. Stranghoener	288,003
James (“Joc”) C. O’Rourke	11,000
Richard L. Mack	824,756

Potential Payments upon Termination or Change-in-Control

As discussed under “Compensation Components and Process – Severance and Change-in-Control Arrangements” in our Compensation Discussion and Analysis on page 38, we have senior management severance and change in control agreements with our executive officers, including the Named Executive Officers.

The severance and change-in-control agreements set forth the terms and conditions upon which our executive officers would be entitled to receive certain benefits upon termination of their employment:

•	by us with cause (as the term cause is described below);

•	by us without cause;

•	by the covered executive for good reason (as the term good reason is described below);

•	due to the covered executive’s death or disability; or

•	by the covered executive without good reason.

General Benefits

In general, upon any termination of employment an executive officer is entitled to amounts earned but that we have not paid. These amounts include:

•	base salary for services through the date of termination;

•	bonus amounts earned through the date of termination;

•	vested stock options;

•	compensation deferred by the executive officer and earnings on that deferred compensation;

•	benefits under defined benefit retirement plans as described above under “Pension Benefits” on page 52; and

•

vested benefits under defined contribution retirement plans as described in note (7)(b) to the Fiscal 2010, 2009 and 2008 Summary Compensation Table and in the Fiscal 2010 Non-Qualified Deferred Compensation Table and accompanying narrative and notes.

Benefits upon Termination by Company without Cause or by Executive for Good Reason

In addition, in the event of termination by us without cause or by an executive officer for good reason, the executive officer is entitled to:

•	an amount equal to the executive officer’s annual base salary;

•

an amount equal to the executive officer’s prior fiscal year target bonus percent under our Management Incentive Plan (or such greater percent as may be designated by the Compensation Committee) multiplied by the executive officer’s base salary;

•

if the executive officer was employed by us for three months or more during the fiscal year in which the termination occurs, a pro rata portion of any annual bonus that would have been payable based on actual performance under our Management Incentive Plan;

•

if the executive officer elects to continue group health or dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”), reimbursement for a portion of the premiums equal to the amount we would pay if the executive officer were an active employee, for up to twelve months as long as coverage under COBRA is available;

•	compensation for unused vacation; and

•	outplacement services for up to one year (to a maximum of $25,000).

These amounts would be reduced by the amount of other compensation the executive officer receives from us as an employee, independent contractor or consultant during the twelve months following termination of employment, as well as by any compensation under any other severance plan of ours.

Benefits Following Change-in-Control

In the event of termination by us without cause or by an executive officer for good reason:

•	within two years following a change-in-control (as the term change-in-control is described below); or

•

following our entry into a definitive agreement or plan that results in any of the following types of changes in control if the change-in-control occurs within six months after the date of termination:

•	an acquisition of 50% or more of the voting power of our outstanding voting stock;

•	a merger, consolidation, sale of substantially all assets or similar business combination; or

•	liquidation or dissolution of The Mosaic Company,

then the executive officer is entitled to the same benefits as discussed under “Benefits upon Termination by Company without Cause or by Executive for Good Reason,” except that:

•

our CEO would be entitled to three times, and other executive officers would be entitled to two times, annual base salary and prior fiscal year target bonus percent under our Management Incentive Plan (or such greater percent as may be designated by the Compensation Committee) multiplied by annual base salary; and

•	the period for which we would reimburse the executive officer for group health and dental premiums would be extended from twelve months to eighteen months.

In addition, the severance and change-in-control agreements provide for us to “gross-up” the benefits payable to any executive officer following a change in control in the event of any excise tax imposed by Section 4999 of the Internal Revenue Code on parachute payments as defined in Section 280G of the Internal Revenue Code (subject to a de minimis threshold below which the benefits payable to the participant would be reduced to a level necessary to avoid the excise tax).

The severance and change in control agreements also provide that all stock options, restricted stock units and other equity awards granted under our Omnibus Incentive Plan to the executive officer will immediately vest upon a change in control. In connection with such vesting, the dividend equivalents on restricted stock units granted in fiscal 2009 and subsequent years, as well as anti-dilution payments payable in 2011 and 2012 upon vesting of long-term incentive awards in order to address the dilutive effects, on outstanding restricted stock units or stock options, of the special dividend of $1.30 per share of common stock that we paid on December 3, 2009, would become payable.

Description of Key Terms

For purposes of the severance and change-in-control agreements, in general:

•	“Cause” means:

•	material breach of the severance agreement;

•	gross neglect or willful failure or refusal to perform the executive officer’s duties;

•	personal dishonesty intended to result in substantial personal enrichment at our expense;

•	willful or intentional acts to injure The Mosaic Company;

•	knowing and intentional fraud again us, our customers, suppliers, clients, agents or employees; or

•	conviction of a felony or any crime involving fraud, dishonesty or moral turpitude.

•	“Good reason” means:

•	material demotion in status or duties; or

•	requiring the executive officer to move his or her regular office location by more than 50 miles.

•	A “change-in-control” occurs if:

•	Cargill does not retain beneficial ownership of at least 50% of the voting power of our outstanding voting stock and one of the following events also occurs:

•	a majority of our directors are not individuals:

•	for whose election proxies were solicited by our Board; or

•	who were appointed by our Board to fill vacancies caused by death, resignations or newly-created directorships;

•	50% or more of the voting power of our outstanding voting stock is acquired or beneficially owned by any person, entity or group that is unaffiliated with Cargill; or

•	consummation of a merger or consolidation of The Mosaic Company with or into another entity, a sale of substantially all assets or similar business combination, unless both:

•

the beneficial owners of our voting stock before the business combination own more than 50% of the voting stock of the surviving or acquiring entity in substantially the same proportions as before the business combination; and

•	no person, entity or group that is unaffiliated with Cargill owns more than 50% of the voting stock of the surviving or acquiring entity;

•	Cargill acquires additional shares of our voting stock such that it owns 90% or more of the voting power of our outstanding voting stock; or

•	our stockholders approve a definitive agreement or plan to liquidate or dissolve The Mosaic Company.

Obligations of our Executive Officers

The severance and change-in-control agreements require our executive officers to:

•

furnish notice of good reason for termination by the executive officer and an opportunity for us to cure the good reason within 30 days, and continue to perform the executive officer’s duties during the cure period;

•	furnish at least 30 days advance notice of a termination of employment without good reason and continue to perform the executive officer’s duties during the notice period;

•

furnish us with a general release of claims the executive officer may have against us in order to obtain benefits as a result of termination by us without cause or by the executive officer with good reason; and

•	cooperate with the transition of the executive officer’s duties and responsibilities.

The severance and change-in-control agreements prohibit the executive officers from:

•	disclosing confidential information; and

•	for a period of 12 months following termination of employment:

•	soliciting our customers, dealers, employees, vendors and suppliers, or interfering with our business relationships; or

•	competing with us.

Duration of Severance and Change-in-Control Agreements

A severance and change-in-control agreement has a three-year term unless renewed by us and the executive officer, except that following a change in control the term will extend to at least the second anniversary of the change in control. The current severance and change-in-control agreements with the Messrs. Prokopanko, Stranghoener, Mack and Beug will expire in March 2011 and with Mr. O’Rourke will expire in June 2012, unless our Board or Compensation Committee agree with the Named Executive Officer to renew, extend or otherwise modify his agreement, except in the event of a change in control as described in the prior sentence.

Stockholders who are interested in additional detail may refer to the complete text of the severance and change-in-control agreements, copies of which we included as exhibits to our Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

Acceleration of Stock Options and Restricted Stock Units upon Change-in-Control

In addition to the provisions of the severance and change-in-control agreements described above, outstanding stock options and restricted stock units granted beginning in fiscal 2006 include contractual provisions for acceleration of vesting upon a change in control, as defined in the contractual provisions. A change-in-control under these contractual provisions would generally be a change in control under the provisions of the severance and change-in-control agreements. The contractual provisions in our stock options and restricted stock units remain in place until expiration or vesting of the stock options or restricted stock units.

Stockholders who are interested in additional detail may refer to the complete text of the forms used for grants of stock options and restricted stock units, copies of which we included as exhibits to our Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

Potential Acceleration of Payment of Non-Qualified Deferred Compensation

Our non-qualified deferred compensation plan in the U.S. provides that our Board, as constituted immediately before a change in control (as defined in the plan), may elect to terminate the plan. A termination would result in lump-sum payments to participants of their account balances under the plan.

Stockholders who are interested in additional detail may refer to the complete text of the plan, a copy of which we included as an exhibit to our Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

Quantification of Compensation Payable as a Result of Severance or Change-in-Control

The table below sets forth estimated potential incremental amounts payable to each Named Executive Officer pursuant to our severance and change-in-control agreements.

We relied on the following key assumptions in determining the amounts in the table, as well as the other assumptions discussed in the accompanying notes:

•	the termination of employment was effective as of May 28, 2010, the last business day of fiscal 2010;

•	base salary was that in effect at May 28, 2010;

•

for each Named Executive Officer, the percentage designated by our Compensation Committee in lieu of the prior fiscal year target bonus percentage was that specified in the table under “Compensation Discussion and Analysis – Annual Incentives” on page 28;

•	the pro rata portion of the annual bonus that would have been payable as of the date of severance was based on the actual bonus under our Management Incentive Plan for fiscal 2010;

•	reimbursement for health and dental premiums would be at the COBRA rates in effect at May 28, 2010 (or, in the case of Mr. Beug, the level of his Canadian benefits in effect at May 28, 2010);

•	unused vacation was the amount at May 28, 2010;

•	the maximum $25,000 amount of outplacement services is used;

•	we did not pay the executive officer any other compensation as an employee, independent contractor or consultant during the twelve months following termination of employment;

•	the executive officer’s W-2 compensation for the five calendar years before the severance or change in control was the same as for calendar 2005 through 2009; and

•	there are no relevant changes in tax laws from those in effect as of May 28, 2010.

Any change in these assumptions would change the amounts shown in the table, and the change could be material. The actual amounts that would be paid to a Named Executive Officer can only be determined at the time of the severance or change in control and/or termination of employment and can be expected to be different from the amounts shown in the table below. The table below does not include compensation that is accrued or vested prior to severance or a change in control.

Severance and Change-in-Control Compensation Table

		Change-in-Control Compensation
Name and Benefits	Termination Before Change-in-Control without Cause or for Good Reason ($)	Compensation due to Change-in- Control without Termination ($) (1)	Additional Compensation due to Termination After Change-in-Control without Cause or for Good Reason ($) (2)	Total Compensation due to Termination After Change-in- Control without Cause or for Good Reason ($) (3)
James T. Prokopanko
Cash Severance(4)	1,995,000	—	5,985,000	5,985,000
Stock Options	—	289,702	—	289,702
Restricted Stock Units	—	4,432,454	—	4,432,454
Group Health and Dental Reimbursement(5)	18,208	—	27,312	27,312
Compensation for Unused Vacation	29,231	—	29,231	29,231
Outplacement Services	25,000	—	25,000	25,000
Tax Gross-Up(6)	—	—	—	—

Total Estimated Incremental Value	2,067,439	4,722,156	6,066,543	10,788,699

Lawrence W. Stranghoener
Cash Severance(4)	980,000	—	1,960,000	1,960,000
Stock Options	—	87,913	—	87,913
Restricted Stock Units	—	1,343,195	—	1,343,195
Group Health and Dental Reimbursement(5)	18,208	—	27,312	27,312
Compensation for Unused Vacation	17,231	—	17,231	17,231
Outplacement Services	25,000	—	25,000	25,000
Tax Gross-Up(6)	—	—	—	—

Total Estimated Incremental Value	1,040,439	1,431,108	2,029,543	3,460,651

James (“Joc”) C. O’Rourke
Cash Severance(4)	962,500	—	1,925,000	1,925,000
Stock Options	—	15,625	—	15,625
Restricted Stock Units	—	1,203,192	—	1,203,192
Group Health and Dental Reimbursement(5)	18,208	—	27,312	27,312
Compensation for Unused Vacation	29,615	—	29,615	29,615
Outplacement Services	25,000	—	25,000	25,000
Tax Gross-Up(6)	—	—	—	—

Total Estimated Incremental Value	1,035,323	1,218,817	2,006,927	3,225,744

Richard L. Mack
Cash Severance(4)	765,000	—	1,530,000	1,530,000
Stock Options	—	66,069	—	66,069
Restricted Stock Units	—	987,690	—	987,690
Group Health and Dental Reimbursement(5)	18,208	—	27,312	27,312
Compensation for Unused Vacation	25,962	—	25,962	25,962
Outplacement Services	25,000	—	25,000	25,000
Tax Gross-Up(6)	—	—	—	—

Total Estimated Incremental Value	834,170	1,053,759	1,608,274	2,662,033

Norman B. Beug
Cash Severance(4)	659,870	—	1,319,739	1,319,739
Stock Options	—	62,310	—	62,310
Restricted Stock Units	—	860,380	—	860,380
Group Health and Dental Reimbursement(5)	3,901	—	5,852	5,852
Compensation for Unused Vacation	86,622	—	86,622	86,622
Outplacement Services	25,000	—	25,000	25,000

Total Estimated Incremental Value	775,393	922,690	1,437,213	2,359,903

(1)	Shows the pre-tax amounts that the Named Executive Officers would realize if they had sold on May 28, 2010 at a price of $46.17, the closing price of our common stock on May 28, 2010, shares of our common stock that:

•	they could acquire pursuant to stock options for which we would accelerate vesting upon a change-in-control pursuant to the terms of the severance and change-in-control agreements; and

•	we would issue to the executive officers upon a change-in-control pursuant to the vesting of restricted stock units.

Also includes the dividend equivalents on restricted stock units granted in fiscal 2009 and subsequent years, as well as anti-dilution payments payable after May 28, 2010 upon vesting of long-term incentive awards in order to address the dilutive effects, on outstanding restricted stock units or stock options, of the special dividend of $1.30 per share of common stock that we paid on December 3, 2009. These amounts reflect an estimate of the compensation to the executive officers upon a change-in-control without termination of the executive officer’s employment.

(2)	Excludes the amounts in the “Compensation due to Change-in-Control without Termination” column and reflects the estimated amounts, in addition to those shown in the “Compensation due to Change-in-Control without Termination” column, of compensation to the executive officers upon termination of employment following a change in control.
(3)	Shows the sum of the amounts in the “Compensation due to Change-in-Control Column without Termination” and the “Additional Compensation due to Termination After Change-in-Control without Cause or for Good Reason” column, and reflects the estimated aggregate amounts of compensation to the executive officers upon termination of employment following the occurrence of an event that is a change in control.
(4)	Reflects base salary and an additional amount equal to the percent established by our Compensation Committee in lieu of prior fiscal year target bonus percent under our Management Incentive Plan multiplied by annual base salary, or following a change in control, three times (for Mr. Prokopanko) and two times (for other executive officers) base salary and such additional amount, plus, for an executive officer employed by us for three months or more during the fiscal year in which termination occurs, a pro rata portion of the annual bonus that would have been payable under the Management Incentive Plan.
(5)	Reflects the estimated amount that we would reimburse the executive officer if the executive officer elected to continue group health or dental coverage under COBRA (or, in the case of Mr. Beug, the level of his Canadian benefits in effect at May 28, 2010) for the maximum of eighteen months following a change in control and twelve months in all other cases provided under the severance and change-in-control agreements.
(6)	The excise tax imposed by the Internal Revenue Code on “excess parachute payments” is 20%. This excise tax, together with any corresponding tax gross-up, applies only if the total value of change in control payments calculated under Section 280G of the Internal Revenue Code equals or exceeds three times the average annual compensation attributable to the executive officer’s employment with us and Cargill over the prior five-year period. As a result, the gross-up amounts shown reflect each executive officer’s unique earnings history and can vary significantly from year to year.

Director Compensation

Non-Employee Directors

The director compensation policy in effect for fiscal 2010 provides for cash compensation to non-employee directors as follows:

•	an annual cash retainer of $170,000 to our Chairman of the Board and $85,000 to each other director;

•	an annual cash retainer of $20,000 to the Chair of our Audit Committee and $10,000 to other members of this Committee;

•	an annual cash retainer of $15,000 to the Chair of our Compensation Committee and $5,000 to other members of this Committee; and

•

an annual cash retainer of $10,000 to each director who serves as Chair of our Corporate Governance and Nominating Committee, Environmental, Health and Safety Committee and Cargill Transactions Subcommittee of the Corporate Governance and Nominating Committee.

In addition, the policy in effect during fiscal 2010 provided for a single annual grant of restricted stock units, valued at $170,000 for our Chairman of the Board and $85,000 for each other director. Additional information about our annual grants of restricted stock units to directors is included in note (4) to the Fiscal 2010 Non-Employee Director Compensation Table below.

We do not pay meeting fees, and we do not provide any perquisites to our non-employee directors except for reimbursement of travel expenses when spouses attend Board functions. We also reimburse our directors for travel and business expenses incurred in connection with meeting attendance.

Employee Directors

Directors who are employees receive no director fees or other separate compensation for service on the Board or any committee of the Board for the period during which they are employees. During fiscal 2010, James T. Prokopanko, our current CEO, was both an employee and a director. All of our compensation to our CEO for fiscal 2010 is set forth under “Executive Compensation Tables” beginning on page 45.

The following table and accompanying narrative and notes provide information about our compensation for service during fiscal 2010 by directors who were not employees at any time during the fiscal year.

Fiscal 2010 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($) (1)(2)	Stock Awards ($) (3)(4)(5)	Option Awards ($) (6)	All Other Compensation ($) (7)	Total ($)
F. Guillaume Bastiaens	100,000	85,018	—	—	185,018
Raymond F. Bentele(8)	33,668	—	—		33,668
Phyllis E. Cochran	100,000	85,018	—	—	185,018
Richard D. Frasch	85,000	85,018	—	—	170,018
William R. Graber	105,000	85,018	—	—	190,018
Robert L. Lumpkins	170,000	169,986	—	—	339,986
Harold H. MacKay	105,000	85,018	—	28,275	218,293
David B. Mathis	100,000	85,018	—	26,130	211,148
William T. Monahan	110,000	85,018	—	—	195,018
James L. Popowich	90,000	85,018	—	—	175,018
David T. Seaton	95,000	85,018	—	—	180,018
Steven M. Seibert	85,000	85,018	—	—	170,018

(1)	Reflects the aggregate amount of the cash retainers paid for fiscal 2010.
(2)	Our unfunded non-qualified deferred compensation plan permits a director to elect to contribute up to 100% of the director’s fees on a tax-deferred basis until distribution of the participant’s plan balance. A participant’s balance accrues gains or losses at rates equal to those on various investment alternatives selected by the participant. The available investment alternatives are the same as are available for selection by participants as investments under the Mosaic Investment Plan, except that our common stock is excluded. Because the rate of return is based on actual investment measures, no above-market earnings are paid. No directors participated in the non-qualified deferred compensation plan during fiscal 2010.

Our non-qualified deferred compensation plan provides that our Board, as constituted immediately before a change in control (as defined in the plan), may elect to terminate the plan. A termination would result in lump-sum payments to participants of their account balances under the plan.

Stockholders who are interested in additional detail may refer to the complete text of the plan, a copy of which we included as an exhibit to our Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

(3)	Reflects the grant date fair value for restricted stock units granted to directors, determined in accordance with ASC Topic 718.

The assumptions used in our valuation of these awards are discussed in note 19 to our audited financial statements for fiscal 2010.

(4)	The date of our annual grant of restricted stock units to non-employee directors in fiscal 2010 was October 8, 2009, the date of our 2009 Annual Meeting of Stockholders.

We establish the number of shares subject to the grant of restricted stock units by dividing the target value of the grant by the closing price of a share of our common stock on the date of grant.

The restricted stock units granted in fiscal 2010 to non-employee directors will vest completely on October 8, 2010. If a director ceases to be a director prior to vesting, the director will forfeit the restricted stock units except in the event of death (in which case the restricted stock units will vest immediately) or unless otherwise determined by our Corporate Governance and Nominating Committee. For vested restricted stock units, common stock will be issued immediately, in the event of the director’s death, or on October 8, 2012, except that restricted stock units of a director who is removed for cause will be forfeited. The fiscal 2010 restricted stock unit awards include dividend equivalents that will be paid at the same time as we issue shares of our common stock after the awards vest. A director may elect that up to half of the restricted stock units granted to the director in fiscal 2010 be paid in cash rather than shares of common stock.

(5)	The following table shows the number of restricted stock units held at May 31, 2010 by each director who was not an employee at any time during the fiscal year:

Director	Restricted Stock Units Held at May 31, 2010 (#)	Vesting Date (a)
Robert L. Lumpkins	3,248 4,655 3,423	8/2/10 10/9/09 10/8/10

Each of F. Guillaume Bastiaens, Phyllis E. Cochran William R. Graber, Harold H. MacKay, David B. Mathis, William T. Monahan and Steven M. Seibert	1,624 2,327 1,712	8/2/10 10/9/09 10/8/10

Raymond F. Bentele	1,624 2,327	8/2/10 10/9/09

Richard D. Frasch	1,054 2,327 1,712	10/12/10 10/9/09 10/8/10

James L. Popowich	297 2,327 1,712	1/14/11 10/9/09 10/8/10

David T. Seaton	973 1,712	4/16/10 10/8/10

(a)	The restricted stock units vest or vested on the earlier of (a) the date indicated in this column or (b) subject to the approval of the Board in its sole discretion, a director’s departure from the Board for reasons other than removal for cause or before the annual meeting of stockholders following the date of grant. See note (4) above with respect to issuance of common stock following the vesting date.

(6)	The following table shows the number of shares subject to stock options held at May 31, 2010 by each director who was not an employee at any time during the fiscal year. These options were granted by IMC to its directors prior to the business combination between IMC and the fertilizer businesses of Cargill and were assumed by us in the combination. All of these options are fully vested.

Director	Nonqualified Stock Options Vested and Exercisable at May 31, 2010 (#)	Grant Price ($)	Expiration Date
Harold H. MacKay	4,800 9,150 7,800	12.15 9.75 11.59	5/10/12 5/16/13 5/14/14

David B. Mathis	9,800 7,800	12.15 11.59	5/10/12 5/14/14

(7)	Reflects anti-dilution payments for fiscal 2010 to non-employee directors in order to address the dilutive effects, on outstanding stock options, of the special dividend of $1.30 per share of common stock that we paid on December 3, 2009. The anti-dilution payments were in lieu of other anti-dilution adjustments under the applicable provisions of the plans under which the stock options were granted. The anti-dilution payments to non-employee directors were on the same terms as the anti-dilution payments to employees, which we have described under “Compensation Discussion and Analysis – Special Dividend on Common Stock” on page 38. In addition to the amounts shown in the table, upon the vesting of restricted stock units in fiscal 2011, Mr. Lumpkins will receive an anti-dilution payment in the amount of $4,222, Messrs. Bastiaens, Bentele, Graber, MacKay, Mathis, Monahan and Seibert and Ms. Cochran will each receive anti-dilution payments in the amount of $2,111, Mr. Frasch will receive an anti-dilution payment in the amount of $1,370, and Mr. Popowich will receive an anti-dilution payment in the amount of $386.

(8)	Mr. Bentele retired from our Board at the conclusion of our 2009 Annual Meeting of Stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We were formed on October 22, 2004 through the business combination of IMC and the fertilizer businesses of Cargill. Cargill owned approximately 64.13% of our outstanding common stock as of August 9, 2010. In addition, Mr. Lumpkins is a former Vice Chairman and Chief Financial Officer of Cargill, Mr. Bastiaens is a former Vice Chairman of Cargill and Mr. Frasch is a former Senior Vice President of Cargill. Prior to joining us as Executive Vice President and Chief Operating Officer in July 2006, Mr. Prokopanko was a Corporate Vice President of Cargill. Each of Mr. Koenig and Mr. Rial is a current Senior Vice President of Cargill.

We discuss our material relationships with Cargill in the following paragraphs.

Registration Rights Agreement

In connection with the combination between IMC and the fertilizer businesses of Cargill, we and Cargill entered into a registration rights agreement.

Pursuant to the registration rights agreement, Cargill has the right to request that we file a registration statement with the SEC for an offering of Cargill’s shares of our common stock. We are required to use commercially reasonable efforts to cause any such demand registration statement to become effective under the Securities Act of 1933. We have agreed to effect up to five demand registrations, any of which may be a shelf registration. The market value of the shares of our common stock to be included in any demand registration must be at least $10 million. We will not be obligated to effect a demand registration within 270 calendar days of the effective date of the immediately preceding demand registration.

If we propose to register any of our securities under the Securities Act of 1933, Cargill may request that we include all of its shares of our common stock in the registration.

We are required to pay all expenses of registration under the registration rights agreement, including the legal fees of one counsel for Cargill, but excluding underwriting discounts and commissions and any other legal fees of Cargill.

Reimbursement of Pre-Combination Incentive Compensation

In connection with the combination between IMC and the fertilizer businesses of Cargill, certain former Cargill employees who became our employees retained their stock options and cash performance options granted by Cargill prior to the combination pursuant to Cargill’s compensation plans. Liabilities associated with these stock options and cash performance options were primarily related to the Cargill fertilizer businesses and we assumed them. Our maximum aggregate reimbursement obligation to Cargill for costs associated with pre-combination stock options and cash performance options under no circumstances can exceed $9.8 million. We have no reimbursement obligation for any pre-combination stock option or cash performance option award to any former Cargill employees who are our executive officers. During our 2010 fiscal year, we reimbursed Cargill approximately $6,000 for costs associated with the pre-combination stock options and cash performance options.

Pension Plans and Other Benefits

Pension and other postretirement benefit liabilities for certain former employees of Cargill’s fertilizer businesses were not transferred to us in the combination between IMC and the fertilizer businesses of Cargill. These former Cargill employees remain eligible for pension and other postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and charges them to us. The amount that Cargill may charge us for these pension costs may not exceed $2.0 million per year and is capped at $19.2 million in the aggregate. This cap does not apply to the costs associated with certain active union participants who continue to earn service credit under Cargill’s pension plan.

Cargill Transactions Subcommittee and Transactions with Cargill

The Cargill Transactions Subcommittee of the Corporate Governance and Nominating Committee, comprised solely of independent directors, is responsible for reviewing and approving transactions, arrangements or agreements between us and Cargill. As described under “Policies Relating to the Board of Directors – Policies and Procedures Regarding Transactions With Related Persons,” our Related Person Transactions Approval Policy provides for the delegation of approval authority for certain transactions with Cargill, other than those of the type described in our Related Person Transactions Approval Policy, to an internal committee comprised of senior managers. The internal management committee is required to report its activities to the Cargill Transactions Subcommittee on a periodic basis.

Since the beginning of our 2010 fiscal year, we engaged in various transactions, arrangements or agreements with Cargill which are described below. The Cargill Transactions Subcommittee (or a predecessor Special Transactions Committee of the Board) or our internal management committee has either approved or ratified these transactions, arrangements or agreements.

We negotiated each of the following transactions, arrangements and agreements with Cargill on the basis of what we believe to be competitive market practices.

Master Transition Services Agreement and Amendment; Master Services Agreement

In connection with the combination between IMC and the fertilizer businesses of Cargill, we and Cargill entered into a master transition services agreement. Pursuant to the master transition services agreement, Cargill agreed to provide us with various transition-related services pursuant to individual work orders negotiated with us. The initial master transition services agreement with Cargill expired in October 2005 and was renewed through October 2006. In October 2006 Cargill agreed to continue to provide certain services to us and the parties entered into a master services agreement on terms similar to the master transition services agreement. The master services agreement expired in December 2009 and was renewed by the parties through December 31, 2010. We currently have individual work orders for services in various countries, including Argentina, Australia, Brazil, Canada, Chile, China, India, and the United States. Each of these work orders was approved by the Cargill Transactions Subcommittee or our internal management committee. Generally speaking, each work order is related to services provided by Cargill for its fertilizer businesses prior to the combination which were continued for our benefit post-combination. Services provided by Cargill include, but are not limited to, accounting, accounts payable and receivable processing, certain financial reporting, human resources, information technology, risk management, license and tonnage reporting, tax, travel services and expense reporting. The services performed may be modified by our mutual agreement with Cargill. We believe that the fees we pay for these services are comparable to those that we would pay if we performed them or had them performed by unaffiliated third parties. We paid Cargill approximately $7.5 million for the global services provided by Cargill under the master services agreement in fiscal 2010.

Fertilizer Supply Agreement (United States)

We sell fertilizer products to Cargill’s AgHorizons business unit which it resells through its retail fertilizer stores in the U.S. Under a fertilizer supply agreement, we sell nitrogen, phosphate and potash products at prices set forth in price lists that we issue from time to time to our customers. In addition, we may sell to Cargill certain products produced by third parties. We have also agreed to make available to Cargill AgHorizons, on regular commercial terms, new fertilizer products and agronomic services that are developed. Cargill AgHorizons is not obligated to purchase any minimum volume of fertilizer products and we are under no obligation to supply such products unless the parties agree to specific volumes and prices on a transaction-by-transaction basis. Our supply agreement is in effect until terminated by either party on three months written notice. We sold approximately $15.5 million of fertilizer products to Cargill AgHorizons in fiscal 2010.

Fertilizer Supply Agreement (Canada)

We sell fertilizer products to a Canadian subsidiary of Cargill. Cargill purchases the substantial majority of its Canadian fertilizer requirements from us for its retail fertilizer stores in Western Canada. The agreement provides that we will sell nitrogen, phosphate and potash products at prices set forth in price lists we issue from time to time to our customers. In addition, we may sell Cargill certain products produced by third parties for a per tonne sourcing fee. In exchange for Cargill’s commitment to purchase the substantial majority of its fertilizer needs from us and because it is one of our largest customers in Canada, we have also agreed to make new fertilizer products and agronomic services, to the extent marketed by us, available to Cargill on regular commercial terms. We have also granted Cargill price protection against sales made to other retailers for equivalent products or services at lesser prices or rates. In addition, because of the volume of purchases by Cargill, we have agreed to pay a per tonne rebate at the end of each contract year if annual purchase volumes exceed certain thresholds. This agreement was renewed through June 30, 2010 and is currently being reviewed for a three year extension. We sold approximately $60.2 million of fertilizer products to Cargill under this supply agreement in fiscal 2010.

Phosphate Supply Agreement (Argentina)

We have an offer to sell solid and liquid fertilizer to Cargill’s subsidiary in Argentina. Cargill has no obligation to purchase any minimum quantities of fertilizer products from us and we have no obligation to supply any minimum quantities of products to Cargill. This agreement is in effect until May 31, 2011. We sold approximately $14.4 million of fertilizer products to Cargill under this agreement in fiscal 2010.

Spot Fertilizer Sales

From time to time, we make spot fertilizer sales to Cargill’s subsidiary in Paraguay and Bolivia. Pricing for fertilizer sales under this relationship is by mutual agreement of the parties at the time of sale. We are under no obligation to sell fertilizer to Cargill under this relationship. This agreement is in effect until December 22, 2010. Cargill purchased approximately $16.9 million of fertilizer products from us in fiscal 2010.

Agreement for Supply of Untreated Granular White Potassium Chloride

We have an agreement to sell untreated white muriate of potash to Cargill’s salt business in the United States. Under this arrangement, which expires on December 31, 2011, white muriate of potash is sold at fixed prices to be adjusted quarterly and delivered to various Cargill facilities. Cargill is required to purchase 100% of its requirements for this product during the term of this agreement. We sold approximately $2.5 million of potash to Cargill under this agreement in fiscal 2010.

Feed Supply Agreements and Renewals

We have various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition, grain and oilseeds, and poultry businesses. The sales are generally on a spot basis in Bolivia, Brazil, Canada, Indonesia, Malaysia, Mexico, Philippines, Taiwan, Thailand, the United States, Venezuela and Vietnam. Cargill has no obligation to purchase any minimum of feed grade products from us and we have no obligation to supply any minimum amount of feed grade products to Cargill. Sales are negotiated by the parties at the time of purchase. These supply agreements are in effect until May 31, 2011. We sold approximately $16.3 million of feed grade products to Cargill under these agreements in fiscal 2010.

Ocean Transportation Agreement

We have a non-exclusive agreement with Cargill’s Ocean Transportation Division to perform various freight related services for us. Freight services include, but are not limited to: (i) vessel and owner screening, (ii) freight rate quotes in specified routes and at specified times, (iii) advice on market opportunities and freight strategies for the shipment of our fertilizer products to international locations, and (iv) the execution of various operational tasks associated with the international shipment of our products. We pay the following fees: (1) in the case of voyage charters, an address commission calculated as a percentage of the voyage freight value; (2) in the case of time charters, an address commission calculated as a percentage of the time-charter hire; and (3) in the case of forward freight agreements, a commission calculated as a percentage of the forward freight agreement notional value. Our agreement provides that the parties may renegotiate fees during its term, and the agreement is in effect until either party terminates it by providing 60 days prior written notice to the other party. We paid Cargill approximately $84.4 million (inclusive of fees and freight paid to Cargill, which is responsible for payment to vessel owners and charterers) for freight and related services under this agreement in fiscal 2010.

Shared Services and Access Agreements

We have an agreement with Cargill relating to miscellaneous operational matters at our Houston, Texas port facility and at our Savage, Minnesota river facility, both of which are adjacent to grain, oilseed and/or salt facilities owned and operated by Cargill. The agreements address various co-location matters, including the granting of easements from one party to the other, understandings relating to shared services and the allocation or sharing of costs relating to matters such as security, vessel berthing and logistics, channel dredging, utilities, truck scales, road and rail track maintenance, as well as other repair and maintenance activities. In addition, the Houston agreement calls for us to provide loading and unloading services to Cargill at specified per tonne rates. The Savage arrangement provides that we will perform unloading services for Cargill’s salt business between March and November, weather conditions permitting, and further provides that we will scale trucks loaded with salt for a negotiated fee. The agreements will be in effect as long as we and Cargill own property at the Houston and Savage facilities. Cargill paid us approximately $0.4 million for services performed by us under these agreements in fiscal 2010.

Storage and Handling Agreement

We have an agreement with Cargill’s subsidiary in Canada for the exclusive storage of various fertilizer products in Clavet, Saskatchewan. Under this arrangement Cargill also performs certain unloading, transfer and loading services for us. We guarantee a minimum 35,000 tonnes of combined throughput each year. The initial term of this agreement expired on September 30, 2007 but automatically renews for successive one year terms unless terminated by either party upon 60 days notice prior to the end of any renewal term. We paid approximately $1.3 million to Cargill for storage and handling services under this agreement in fiscal 2010.

Barter Agreements

We have a barter relationship with Cargill’s grain and oilseeds business in Brazil. Cargill’s Brazilian subsidiary, Mosaic and Brazilian farmers may, from time to time, enter into commercial arrangements pursuant to which farmers agree to forward delivery grain contracts with Cargill, and in turn, use cash generated from the transactions to purchase fertilizer from us. Similarly, in Argentina, we enter into Bargain and Sale Cereals Grain Agreements with farmers who purchase fertilizer products from us and agree to sell their grain to us upon harvest. We then assign the Bargain and Sale Cereals Grain Agreements to Cargill’s grain and oilseed business in Argentina, which then remits payment to us for the customer’s fertilizer. The number of barter transactions with Cargill’s subsidiaries varies from year to year. The Brazil agreement remains in effect until either party terminates it by providing 90 days prior written notice to the other party. In Argentina, the agreement is in effect until March 12, 2012. Cargill paid us approximately $84.8 million in Brazil and $73.8 million in Argentina under these relationships in fiscal 2010.

Vegetable Oil Loadout Agreement

We have regularly provided loadout services at our Quebracho port facility in Argentina for Cargill’s grain and oilseed business in Argentina which is located adjacent to our fertilizer operations. We have a 50-year agreement under which we have agreed to continue to loadout refined vegetable oil to vessels provided by Cargill. In exchange for these loadout services Cargill paid us approximately $0.2 million in fiscal 2010.

Miscellaneous Co-Location Agreements

We have various office sharing and sublease arrangements with Cargill in various geographic locations, including with respect to certain offices in Argentina, Brazil, China and the United States.

Aircraft Time Sharing Agreement

We have a time sharing arrangement for the lease of certain aircraft operated by Cargill. Corporate aircraft are made available to us for use on an as-available basis. This agreement is in effect until terminated by either party on 90 days prior written notice. The aircraft is leased pursuant to Federal Aviation Administration regulations. We pay Cargill a fee not to exceed the actual expenses for each flight. We paid Cargill approximately $0.6 million under this arrangement in fiscal 2010.

Offer of MAP and MES

We have an offer to sell monoammonium phosphate and MicroEssentials® fertilizers to Cargill’s subsidiary in Argentina. The term of this agreement expires on August 31, 2010. We sold approximately $6.2 million to Cargill under this agreement in fiscal 2010.

Miscellaneous

There are various other agreements between us and Cargill which we believe are not significant to us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2010, the Compensation Committee of our Board of Directors was comprised of Ms. Cochran and Messrs. Bastiaens, Mathis, Monahan and Popowich. No Compensation Committee interlocks nor insider participation occurred during fiscal 2010.

ANNEX C: EXCERPTS FROM THE ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED MAY 31, 2010

Financial Table of Contents

C-i

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The Mosaic Company (“Mosaic”, and individually or in any combination with its consolidated subsidiaries, “we”, “us”, “our”, or the “Company”) was created to serve as the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. (“IMC” or “Mosaic Global Holdings”) and the Cargill Crop Nutrition fertilizer businesses (“CCN”) of Cargill, Incorporated and its subsidiaries (collectively, “Cargill”) on October 22, 2004.

We are one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest.

In the second quarter of fiscal 2010, we realigned our business segments (the “Realignment”) to more clearly reflect our evolving business model. The Realignment consists of moving from three to two reportable business segments by combining the former Offshore segment with our Phosphates business segment. As a result of the Realignment, we are organized into the following business segments:

Our Phosphates business segment has historically owned and operated mines and production facilities in Florida which produce phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate crop nutrients. Our Phosphates segment’s results have also historically included North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products was approximately 87% for the year ended May 31, 2010.

As part of the Realignment, the former Offshore segment is now included as part of our Phosphates business segment since it is no longer operated as a stand-alone business for profit. Historically, our former Offshore segment served as a distribution channel for our North American production facilities, primarily our U.S. Phosphates operations; however, it also purchased and marketed product from other suppliers worldwide. As a result of the implementation of our international distribution strategy in the second quarter of fiscal 2010, our international distribution resources are now primarily focused on the sale of products from our North American production facilities. The international distribution activities include sales offices, port terminals and warehouses in several key international countries. In addition, the international distribution activities include blending, bagging and three single superphosphate production facilities. The blending and bagging facilities primarily produce blended crop nutrients (“Blends”) from phosphate, potash and nitrogen. The average product mix in our Blends (by volume) contains approximately 50% phosphate, 25% potash and 25% nitrogen, although this mix differs based on seasonal and other factors. Our Potash segment also has historically furnished a portion of the raw materials needed for the production of Blends, and is expected to continue to do so in the future. We generally purchase nitrogen for Blends from unrelated parties.

Our Phosphates business segment now includes our North American concentrated phosphate crop nutrient and animal feed ingredients operations, North American phosphates distribution activities, international distribution activities, and the results of PhosChem.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash outside of the U.S. and Canada. Our Potash segment also includes North American potash distribution activities.

Key Factors that can Affect Results of Operations and Financial Condition

Our primary products, phosphate and potash crop nutrients, are, to a large extent, global commodities that are also available from a number of domestic and international competitors, and are sold by negotiated contracts or by reference to published market prices. The most important competitive factor for our products is delivered price. As a result, the markets for our products are highly competitive. Business and economic conditions and governmental policies affecting the agricultural industry and customer sentiment are the most significant factors affecting worldwide demand for crop nutrients. The profitability of our businesses is heavily influenced by worldwide supply and demand for our products, which affects our sales prices and volumes. Our costs per tonne to produce our products are also heavily influenced by significant raw material costs in our Phosphates business, fixed costs associated with owning and operating our major facilities and worldwide supply and demand for our products.

World prices for the key inputs for concentrated phosphate products, including ammonia, sulfur and phosphate rock, have an effect on industry-wide phosphate prices and costs. The primary feedstock for producing ammonia is natural gas, and costs for ammonia are generally highly dependent on natural gas prices. Sulfur is a world commodity that is primarily produced as a byproduct of oil refining, where the cost is based on supply and demand for sulfur. We produce substantially all of our requirements for phosphate rock.

Much of our production is sold based on the market prices prevailing at the time of sale. However, a portion of our sales are made through contracts at a fixed priced or can be priced at the time of shipment based on a formula. In some cases, customers prepay us for future sales. Additionally, in certain circumstances the final price of product is determined after shipment. This final pricing is based on the current market at the time the price is agreed with the customer and revenue is recognized at that time. The mix and parameters of these sales programs vary over time based on our marketing strategy, which considers factors that include among others optimizing our production and operating efficiency with warehouse limitations and customer needs. In a period of changing prices, forward sales programs at fixed prices create a lag between prevailing market prices and our average realized selling prices. Prepaid forward sales can also increase our liquidity and accelerate cash flows.

Our Potash business is significantly affected by Canadian resource taxes and royalties that we pay the Province of Saskatchewan to mine our potash reserves, the level of periodic inflationary pressures on resources, such as labor, processing materials and construction costs, due to the rate of economic growth in western Canada where we produce most of our potash, the capital and operating costs we incur to manage brine inflows at our potash mine at Esterhazy, Saskatchewan and natural gas costs for operating our potash solution mine at Belle Plaine, Saskatchewan. Our per tonne selling prices for potash are affected by shifts in the product mix between agricultural and industrial sales because a significant portion of our industrial sales are based on historical market prices for which the timing can lag current market prices.

Our results of operations are also affected by changes in currency exchange rates due to our international footprint. The most significant currency impacts are generally from the Canadian dollar and the Brazilian real:

•

The functional currency for several of our Canadian entities is the Canadian dollar. A stronger Canadian dollar generally reduces these entities’ operating earnings. A weaker Canadian dollar has the opposite effect. We generally hedge a portion of the anticipated currency risk exposure on cash inflows and outflows. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. Gains or losses on these derivative contracts, both for open contracts at quarter end (unrealized) and settled contracts (realized), are recorded in either cost of goods sold or foreign currency transaction loss (gain). Our sales are typically denominated in U.S. dollars, which generates U.S. dollar denominated intercompany accounts receivable and cash in these entities. If the U.S. dollar weakens relative to the Canadian dollar, we record a foreign currency transaction loss in non-operating income. This foreign currency loss typically does not have a cash flow impact.

•

The functional currency for our Brazilian affiliates is the Brazilian real. Historically, we have financed Brazilian inventory purchases with U.S. dollar denominated liabilities. A weaker U.S. dollar relative to the Brazilian real has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency transaction gain is recorded in non-operating income. A stronger U.S. dollar has the opposite effect. We generally hedge a portion of this currency exposure. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. Associated gains or losses on these foreign currency contracts are also recorded in non-operating income. Effective June 1, 2010, we started hedging a portion of our anticipated currency risk exposure on cash inflows and outflows similar to the process in Canada.

In response to what we believe are strong long-term fundamentals for our business caused by a rising global demand for food and fuel, we have completed some capacity expansion projects and have initiated a number of additional projects to expand our production capacities, primarily in our Potash business. We plan to expand the annual production capacity of our existing potash mines by more than five million tonnes over the next decade.

A discussion of these and other factors that affected our results of operations and financial condition for the periods covered by this Management’s Discussion and Analysis of Financial Condition and Results of Operations is set forth in further detail below. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with the narrative description of our business in Item 1, and the risk factors described in Item 1A of Part I of our annual report on Form 10-K, and our Consolidated Financial Statements, accompanying notes and other information listed in the accompanying Financial Table of Contents.

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes which are the equivalent of 2,205 pounds, unless we specifically state that we mean short or long ton(s) which are the equivalent of 2,000 pounds and 2,240 pounds, respectively. References to a particular fiscal year are to the twelve months ended May 31 of that year. In the following table, there are certain percentages that are not considered to be meaningful and are represented by “NM”.

Results of Operations

The following table shows the results of operations for the three years ended May 31, 2010, 2009 and 2008:

	Years Ended May 31,			2010-2009			2009-2008
(in millions, except per share data)	2010	2009	2008	Change	Percent		Change	Percent
Net sales	$6,759.1	$10,298.0	$9,812.6	$(3,538.9)	(34%	)	$485.4	5%
Cost of goods sold	5,065.8	7,148.1	6,652.1	(2,082.3)	(29%	)	496.0	7%
Lower of cost or market write-down	-	383.2	-	(383.2)	NM		383.2	NM

Gross margin	1,693.3	2,766.7	3,160.5	(1,073.4)	(39%	)	(393.8)	(12%	)
Gross margin percentage	25.1%	26.9%	32.2%
Selling, general and administrative expenses	360.3	321.4	323.8	38.9	12%		(2.4)	(1%	)
Other operating expenses	62.2	44.4	30.0	17.8	40%		14.4	48%

Operating earnings	1,270.8	2,400.9	2,806.7	(1,130.1)	(47%	)	(405.8)	(14%	)
Interest expense, net	49.6	43.3	90.5	6.3	15%		(47.2)	(52%	)
Foreign currency transaction loss	32.4	131.8	57.5	(99.4)	(75%	)	74.3	129%
(Gain) on sale of equity investment	-	(673.4)	-	673.4	NM		(673.4)	NM
Other (income)	(0.9)	(6.5)	(23.7)	5.6	(86%	)	17.2	(73%	)

Earnings from consolidated companies before income taxes	1,189.7	2,905.7	2,682.4	(1,716.0)	(59%	)	223.3	8%
Provision for income taxes	347.3	649.3	714.9	(302.0)	(47%	)	(65.6)	(9%	)

Earnings from consolidated companies	842.4	2,256.4	1,967.5	(1,414.0)	(63%	)	288.9	15%
Equity in net (loss) earnings of nonconsolidated companies	(10.9)	100.1	124.0	(111.0)	(111%	)	(23.9)	(19%	)

Net earnings including non-controlling interests	831.5	2,356.5	2,091.5	(1,525.0)	(65%	)	265.0	13%
Less: Net earnings attributable to non-controlling interests	4.4	6.3	8.7	(1.9)	(30%	)	(2.4)	(28%	)

Net earnings attributable to Mosaic	$827.1	$2,350.2	$2,082.8	$(1,523.1)	(65%	)	$267.4	13%

Diluted net earnings per share attributable to Mosaic	$1.85	$5.27	$4.67	$(3.42)	(65%	)	$0.60	13%
Diluted weighted average number of shares outstanding	446.6	446.2	445.7

Overview of Fiscal 2010, 2009 and 2008

Net earnings attributable to Mosaic for fiscal 2010 were $827.1 million, or $1.85 per diluted share, compared to fiscal 2009 net earnings of $2.4 billion, or $5.27 per diluted share, and $2.1 billion, or $4.67 per diluted share, for fiscal 2008. The more significant factors that affected our results of operations and financial condition in fiscal 2010, 2009 and 2008 are listed below. These factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2010

Much like the second half of fiscal 2009, in the first half of fiscal 2010 we experienced soft agricultural fundamentals and industry demand. Late in the first half of fiscal 2010, we began to see improvement in the North American crop nutrient market through higher application rates. Demand continued to improve through the second half of fiscal 2010 with an early spring planting season in North America and a recovery in international sales with higher phosphates sales volumes to customers in India. Phosphates and potash average selling prices declined significantly in the first half of fiscal 2010. Selling prices stabilized in the second half of fiscal 2010.

The lower market prices for our Phosphates segment’s products in part corresponded to lower market prices for key raw materials for concentrated phosphates, such as sulfur and ammonia. The decline in these raw material costs was due to lower world demand for sulfur and lower natural gas prices, which affects the price of ammonia.

Profitability in our Potash segment continued to be negatively impacted by lower sales and the resulting effect on production as tonnes sold remained low by historic standards in response to soft demand throughout most of fiscal 2010.

Also in fiscal 2010:

•

We generated operating cash flow of $1.4 billion in fiscal 2010 and maintained cash and cash equivalents of $2.5 billion as of May 31, 2010. We were successful in investing in our business, divesting non-strategic assets and providing a significant cash return to our stockholders:

•

Capital expenditures increased to $910.6 million in fiscal 2010 from $781.1 million in fiscal 2009, primarily as a result of the expansion of capacity in our Potash segment. The planned expansions over the next decade are expected to increase our annual capacity for finished product by more than five million tonnes. We are positioning our expansion projects so that we are able to bring the additional capacity tonnes on line when market demand warrants.

•

We diversified our phosphate rock sources in alignment with our strategy. In the latter half of fiscal 2010, we entered into an agreement that we consummated on July 7, 2010 to acquire a 35% economic interest in a joint venture, with subsidiaries of Vale S.A. and Mitsui & Co., Ltd., that owns a recently completed phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. We also entered into a commercial offtake supply agreement to purchase phosphate rock from the Miski Mayo Mine in a volume proportionate to our economic interest in the joint venture. Phosphate rock production at the Miski Mayo Mine and deliveries to us are expected to begin in the first half of fiscal 2011. The Miski Mayo Mine’s expected production capacity is 3.9 million tonnes per year, once full capacity is reached in calendar year 2014.

•

On February 11, 2010, we entered into agreements with Vale S.A and its subsidiaries (“Vale”) under which Vale has call options to purchase from us, and we have put options to sell to Vale, our minority stake in Fertifos S.A. (“Fertifos”) and Fosfertil S.A. (“Fosfertil”), and our Cubatão facility in Brazil. These assets are part of our Phosphates segment. The aggregate sales price for these assets, if the options are exercised, is in excess of $1 billion. The sale is subject to a number of conditions.

•

Our strong cash flows allowed us to pay a special dividend of $578.5 million, or $1.30 per share, on December 3, 2009 in addition to quarterly dividends of $0.05 per share of common stock for each quarter of fiscal 2010.

•	We recorded net unrealized mark-to-market gains of $72.7 million within cost of goods sold in fiscal 2010, compared with losses of $134.6 million in fiscal 2009.

•	We recorded a foreign currency transaction loss of $32.4 million during fiscal 2010 compared with a loss of $131.8 million in fiscal 2009.

•

After the end of fiscal 2010, on June 30, 2010, certain environmental groups filed a lawsuit against the U.S. Army Corps of Engineers (the “Corps”) contesting its issuance of a federal wetlands permit for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County (the “Hardee County Extension”). On July 1, 2010, the court issued a temporary restraining order (“TRO”) prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. If a preliminary injunction is entered by the court and mining of the Hardee County Extension is not permitted, we expect that we will need to shut down, in whole or in part, mining activities at the South Fort Meade mine for an indefinite period of time, resulting in layoffs of employees, significant costs to suspend operations, idle plant costs and possible other adverse impacts on our Phosphates operations. We have included additional information about this lawsuit under “Environmental, Health and Safety Matters—Permitting” and in Note 21 of our Consolidated Financial Statements.

Fiscal 2009

Fiscal 2009 began with a continuation of the strong agricultural fundamentals and industry demand that prevailed from the latter part of fiscal 2007 and throughout fiscal 2008. In the latter part of the second quarter of fiscal 2009, we began to experience a rapid softening of the strong agricultural fundamentals and industry demand. The softening was due to a change in buyer sentiment resulting from, among other factors, lower grain and oilseed prices, a late North American harvest in the fall of 2008, a build-up of inventories in the distribution supply chain, the global economic slowdown and the re-calibration of the phosphate market to reflect lower raw material input costs. These market conditions caused phosphates selling prices to begin to decline sharply toward the end of the fiscal 2009 second quarter through the end of fiscal 2009. These factors also caused farmers to delay purchases of phosphates and potash crop nutrients in anticipation of reduced selling prices resulting in lower crop nutrient application rates during fiscal 2009.

Following dramatic increases during fiscal 2008 and into fiscal 2009 in market prices for ammonia and sulfur, as well as for phosphate rock purchased in world markets by non-integrated producers of finished phosphate crop nutrients, in the third quarter of fiscal 2009, market prices for phosphates’ raw materials began to significantly decrease. We were unable to realize the full benefit of the declining market prices for sulfur in our Phosphate segment’s results due to previous contractual commitments to purchase sulfur that we entered into before the significant price declines and finished goods inventory on hand at the beginning of fiscal 2009 that also included higher raw material costs, while selling prices for finished phosphate crop nutrients declined quickly in response to the decline in the market prices for raw materials.

Because of the lower demand for our products, we significantly reduced production volumes in both our Phosphate and Potash businesses in fiscal 2009. The lower demand and production had a significant adverse impact on our operating costs and results.

During fiscal 2009, we recorded lower of cost or market inventory write-downs of $383.2 million, primarily in our Phosphates segment, as a result of declining selling prices caused by the factors discussed above. These write-downs were necessary because the carrying cost of certain inventories exceeded our estimates of future selling prices less reasonably predictable selling costs. Our inventory balance in the Consolidated Balance Sheet at May 31, 2009, was impacted by $86.9 million which related to lower of cost or market write-downs.

Through the first half of fiscal 2009, potash selling prices rose significantly due to robust demand and tight market supply early in the year. Higher selling prices were sustained through the fiscal year, despite a sharp decline in sales volumes in the latter part of the year. The decline in potash sales volumes was due to many of the same reasons described above.

On October 1, 2008, Saskferco Products Limited Partnership (the “Saskferco Partnership”), in which we had a 50% interest, sold its wholly owned subsidiary Saskferco Products ULC, a Saskatchewan, Canada-based producer of nitrogen crop nutrients and feed ingredients. Our share of the gross proceeds was approximately $750 million. We recorded a gain on the sale of $673.4 million or $1.03 per share.

We generated $1.2 billion in cash flow from operations and maintained a strong financial position with cash and cash equivalents of $2.7 billion as of May 31, 2009.

Fiscal 2008

Our net sales and gross margins in fiscal 2008 benefited from strong agricultural fundamentals that resulted in significant increases in crop nutrient prices driven by robust demand and tight market supplies. Market prices for phosphates were also driven by significant increases in the cost of key raw materials, including ammonia and sulfur and open-market prices for phosphate rock and phosphoric acid for non-integrated producers of finished phosphate crop nutrients that do not mine their own phosphate rock. The resulting upward pressure on the market price for finished phosphate crop nutrients more than offset our Phosphates business’ increased costs for raw materials in fiscal 2008, in part because of our competitive advantages as an integrated producer of both finished phosphate crop nutrients and phosphate rock, and from our investments in infrastructure for sourcing sulfur. The increases in potash prices were partially offset by increased Canadian resource taxes and royalties in our Potash segment due primarily to higher potash selling prices.

Also in fiscal 2008, we generated $2.5 billion in cash flow from operations. Our improved cash flow allowed us to fund the prepayment of $750.0 million of long-term debt resulting in a reduction in interest expense of $47.5 million.

Phosphates Net Sales and Gross Margin

The following table summarizes Phosphates net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31			2010-2009			2009-2008
(in millions, except price per tonne or unit)	2010	2009	2008	Change	Percent		Change	Percent
Net sales:
North America	$1,330.5	$2,156.5	$2,332.4	$(826.0)	(38%	)	$(175.9)	(8%	)
International	3,400.6	5,253.4	5,144.6	(1,852.8)	(35%	)	108.8	2%

Total	4,731.1	7,409.9	7,477.0	(2,678.8)	(36%	)	(67.1)	(1%	)
Cost of goods sold	4,082.9	5,802.6	5,173.7	(1,719.7)	(30%	)	628.9	12%
Lower of cost or market write-down	-	377.4	-	(377.4)	NM		377.4	NM

Gross margin	$648.2	$1,229.9	$2,303.3	$(581.7)	(47%	)	$(1,073.4)	(47%	)

Gross margin as a percent of net sales	13.7%	16.6%	30.8%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a):
North America	2,855	2,254	3,731	601	27%		(1,477)	(40%	)
International	4,561	3,388	4,310	1,173	35%		(922)	(21%	)
Crop Nutrient Blends	2,181	1,971	3,139	210	11%		(1,168)	(37%	)
Feed Phosphates	619	572	951	47	8%		(379)	(40%	)
Other (b):	818	764	956	54	7%		(192)	(20%	)

Total Phosphates Segment Tonnes (a)	11,034	8,949	13,087	2,085	23%		(4,138)	(32%	)

Average selling price per tonne:
DAP (FOB plant)	$327	$726	$510	$(399)	(55%	)	$216	42%
Crop Nutrient Blends (FOB destination)	396	634	460	(238)	(38%	)	174	38%
Average price per unit:
Ammonia (metric tonne)	$265	$524	$388	$(259)	(49%	)	$136	35%
Sulfur (long ton)	71	485	182	(414)	(85%	)	303	166%

(a)	Excludes tonnes sold by PhosChem for its other member.
(b)	Other volumes are primarily SSP, potash and urea sold outside of North America.

Fiscal 2010 compared to Fiscal 2009

The Phosphates segment’s net sales decreased to $4.7 billion in fiscal 2010, compared to $7.4 billion in fiscal 2009, primarily as a result of the significant decline in average selling prices resulting in a decrease in revenue of approximately $4.2 billion, partially offset by an increase in sales volumes resulting in an increase in revenue of approximately $1.9 billion.

Our average diammonium phosphate fertilizer (“DAP”) selling price was $327 per tonne in fiscal 2010, a decrease of $399 per tonne or 55% compared with fiscal 2009. The significant decline in selling prices was due to the factors discussed in the Overview. The selling price of crop nutrient blends also decreased but to a lesser extent than DAP due to the mix of potash and urea used in their production. The price of these materials did not decrease at the same rate as phosphates.

The Phosphates segment’s sales volumes were 11.0 million tonnes for fiscal 2010 compared to 8.9 million tonnes in fiscal 2009. Sales volumes increased due to the factors described in the Overview. Also, international sales volumes benefited from agreements to supply 1.8 million tonnes to Indian customers. Crop nutrient blends sales volumes increased due to the same factors noted for phosphates crop nutrients. However, the increase was partially offset by reduced sales volumes as a result of the sale of our distribution businesses in Thailand and Mexico in fiscal 2010, as well as lower Brazil sales volumes due to customers delaying purchases in the fourth quarter of fiscal 2010. We expect a higher percentage of blend products in our sales mix for the first quarter of fiscal 2011, which would reduce our margins.

We consolidate the results of PhosChem. Included in our results for fiscal 2010 is PhosChem revenue and cost of goods sold for its other member of $305 million compared with $700 million in fiscal 2009.

Gross margin for the Phosphates segment decreased from $1.2 billion in fiscal 2009 to $0.6 billion in fiscal 2010. The decline in gross margin was primarily due to the effects of significantly lower selling prices which had an unfavorable impact on gross margin of approximately $4.2 billion, partially offset by higher sales volumes and a decline in costs that favorably impacted gross margin by approximately $0.9 billion and $2.7 billion, respectively. The lower costs were primarily due to lower raw material costs for sulfur and ammonia and improved operating cost performance that was driven by higher North American phosphates concentrates production rates in fiscal 2010. Also impacting costs in fiscal 2010 were $0.4 billion in lower costs related to potash and nitrogen purchases that are used as raw materials in the production of our Crop Nutrient Blends. Fiscal 2009 results included a lower of cost or market inventory write-down of $377.4 million. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales decreased to 14% in fiscal 2010 compared to 17% for the same period a year ago.

Lower sulfur and ammonia prices favorably impacted costs by approximately $2.1 billion in fiscal 2010. The average price for sulfur (North America) decreased to $71 per long ton in fiscal 2010 from $485 per long ton in fiscal 2009. The average price for ammonia decreased to $265 per tonne in fiscal 2010 from $524 per tonne in the same period a year ago. Sulfur and ammonia prices remained volatile throughout fiscal 2010. Market prices for sulfur ranged from a low in our first fiscal quarter of approximately $5 per long ton to a high of approximately $150 per long ton at the end of fiscal 2010. Market prices for ammonia ranged from a low in the first quarter of fiscal 2010 of approximately $180 per tonne to a high of approximately $450 per tonne early in the fourth quarter of fiscal 2010, then declined to approximately $370 per tonne at the end of fiscal 2010. We expect that the market price of sulfur will decline in the first quarter fiscal 2011 to a level in line with current international spot values of $90—$100 per tonne. In addition, the price of ammonia in July 2010 settled at $355 per tonne and we expect ammonia prices will exhibit less volatility during fiscal 2011. Our raw material costs typically flow through our Consolidated Statement of Earnings on a two to three month lag to market pricing. Therefore, in our first quarter of fiscal 2011, we will be selling product manufactured with raw material costs higher than current market pricing and our gross margin will be impacted.

Costs were also favorably impacted by net unrealized mark-to-market derivative gains, primarily on natural gas derivatives, which were $45.1 million in fiscal 2010 compared with losses, primarily on natural gas derivatives, of $79.1 million in fiscal 2009.

We increased the Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients to 7.9 million tonnes in fiscal 2010 compared with 6.7 million tonnes for the same period a year ago. The increase in production was in response to the increased demand in fiscal 2010. Our phosphate rock production was 13.3 million tonnes during fiscal 2010, compared with 13.2 million tonnes in fiscal 2009.

We recorded a $51.2 million charge related primarily to the permanent closure of the Green Bay, Florida, concentrated phosphates plant and the South Pierce, Florida, phosphoric acid plant in the second quarter of fiscal 2010.

Fiscal 2009 compared to Fiscal 2008

The Phosphates segment’s net sales decreased slightly to $7.4 billion in fiscal 2009, compared to $7.5 billion in fiscal 2008 primarily as a result of a 32% decrease in sales volumes, resulting in a decrease in revenue of approximately $2.3 billion, partially offset by an increase in selling prices that increased revenue by approximately $2.0 billion.

In fiscal 2009, sales volumes declined to 8.9 million tonnes of phosphate crop nutrients and animal feed ingredients, compared with 13.1 million tonnes for fiscal 2008. Crop nutrient volumes to North American and International customers decreased due to the factors described in the Overview. Feed phosphate sales volumes declined primarily due to weak economics in the livestock industry and customers’ increasing use of an enzyme that can help optimize usage of phosphates-based animal feed ingredients.

Our average DAP selling price was $726 per tonne in fiscal 2009, an increase of $216 per tonne compared with fiscal 2008. The market DAP selling price began to decline sharply toward the end of the second quarter of fiscal 2009. This was due to the combined effects of several factors previously described in the Overview.

PhosChem revenue and cost of goods sold from sales for its other member were $700 million in fiscal 2009 compared with $492 million in fiscal 2008.

Gross margins for the Phosphates segment decreased from $2.3 billion in fiscal 2008 to $1.2 billion in fiscal 2009. Although an increase in selling prices favorably impacted the gross margin by approximately $2.1 billion, this was more than offset by lower sales volumes and an increase in costs that unfavorably impacted gross margin by approximately $0.6 billion and $2.6 billion, respectively. The increase in costs was due to the adverse effect of significantly lower phosphate production rates in fiscal 2009 and higher sulfur and ammonia raw material costs, which in part, triggered a lower of cost or market write-down of $377.4 million. Also impacting costs in fiscal 2009 were higher costs related to potash and nitrogen purchases that are used as raw materials in the production of our Crop Nutrient Blends. We recorded a lower of cost or market inventory write-down during fiscal 2009 because the carrying cost of ending inventories, which included higher sulfur and ammonia costs, exceeded our estimates of future selling prices less reasonably predictable selling costs. Other factors affecting gross margin and costs are described below. As a result of these factors gross margin as a percentage of net sales decreased to 17% in fiscal 2009 from 31% in fiscal 2008.

In fiscal 2009 higher sulfur and ammonia prices had a very unfavorable impact on costs. The average price for sulfur increased to $485 per long ton in fiscal 2009 from $182 per long ton in fiscal 2008. The average price for ammonia increased to $524 per tonne in fiscal 2009 from $388 per tonne in fiscal 2008. These raw material costs began to decline in the second half of fiscal 2009 due to lower demand for sulfur and lower natural gas input costs for ammonia as compared to earlier in fiscal 2009.

Costs were also unfavorably impacted by net unrealized mark-to-market derivative losses, primarily on natural gas derivatives, of $79.1 million in fiscal 2009 compared with a net gain of $29.6 million in fiscal 2008.

Our North American production of crop nutrient dry concentrates and animal feed ingredients was 6.7 million tonnes for fiscal 2009, compared to 8.9 million tonnes in fiscal 2008. We reduced our phosphate production in the second half of fiscal 2009 in response to a build-up of inventories in crop nutrient distribution channels and a decline in demand.

Our phosphate rock production was 13.2 million tonnes during fiscal 2009, compared with 15.8 million tonnes in fiscal 2008. The decrease in rock production was primarily due to reduced production of DAP and MAP.

Potash Net Sales and Gross Margin

The following table summarizes Potash net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31,			2010-2009			2009-2008
(in millions, except price per tonne or unit)	2010	2009	2008	Change	Percent		Change	Percent
Net sales:
North America	$1,309.8	$1,387.9	$1,301.1	$(78.1)	(6%	)	$86.8	7%
International	864.3	1,429.3	950.1	(565.0)	(40%	)	479.2	50%

Total	2,174.1	2,817.2	2,251.2	(643.1)	(23%	)	566.0	25%
Cost of goods sold	1,139.5	1,311.3	1,397.9	(171.8)	(13%	)	(86.6)	(6%	)

Gross margin	$1,034.6	$1,505.9	$853.3	$(471.3)	(31%	)	$652.6	76%

Gross margin as a percent of net sales	47.6%	53.5%	37.9%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a):
North America	2,111	1,505	3,354	606	40%		(1,849)	(55%	)
International	2,739	2,564	4,151	175	7%		(1,587)	(38%	)

Total	4,850	4,069	7,505	781	19%		(3,436)	(46%	)
Non-agricultural	687	981	1,058	(294)	(30%	)	(77)	(7%	)

Total	5,537	5,050	8,563	487	10%		(3,513)	(41%	)

Average selling price per tonne:
MOP (b) (FOB plant)	$352	$521	$226	$(169)	(32%	)	$295	131%

(a)	Excludes tonnes related to a third-party tolling arrangement.
(b)	Our previously reported average selling price for MOP has been adjusted to eliminate intersegment transactions.

Fiscal 2010 compared to Fiscal 2009

The Potash segment’s net sales decreased to $2.2 billion in fiscal 2010, compared to $2.8 billion in fiscal 2009 due to a decrease in the average selling price that resulted in a decrease in revenue of approximately $0.9 billion. This was partially offset by improved sales volumes which resulted in an increase in revenue of approximately $0.2 billion.

The decline in selling prices was due to continued slow demand around the world in the first half of fiscal 2010. As a result of decreased selling prices, demand began to increase in the latter part of the third quarter and continued to grow into the fourth quarter of fiscal 2010.

The Potash segment’s sales volumes were 5.5 million tonnes for fiscal 2010, compared to 5.1 million tonnes in fiscal 2009. North American sales volumes increased due to an early spring planting season; however, the market remained soft by historical standards. International sales volumes decreased due to uncertain price trends as key customers have not executed long term contracts. Non-agricultural sales volumes decreased as one significant customer reduced its purchases in fiscal 2010.

Gross margin for the Potash segment decreased from $1.5 billion in fiscal 2009 to $1.0 billion in fiscal 2010. The decrease in gross margin was primarily due to a significant decrease in average MOP selling prices, which unfavorably impacted gross margin by approximately $0.9 billion. This adverse impact was partially offset by an increase in sales volumes and the effects of changes in product mix, which favorably impacted gross margin by approximately $0.2 billion and a $0.2 billion decrease in costs driven primarily by a reduction in Canadian resource taxes. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales decreased to 48% in fiscal 2010 from 54% in fiscal 2009.

We incurred $127.9 million in Canadian resource taxes and royalties in fiscal 2010, compared to $415.5 million in fiscal 2009. The decline in Canadian resource taxes and royalties was due to lower profitability and the resource tax deduction related to significant capital expenditures, primarily related to the expansion of our potash mines.

Costs were also favorably impacted by net unrealized mark-to-market derivative gains, primarily on natural gas derivatives, of $27.6 million in fiscal 2010, compared with losses, primarily on natural gas derivatives, of $58.1 million in fiscal 2009.

We incurred $133.4 million in costs related to managing and mitigating the brine inflows at our Esterhazy mine during fiscal 2010, compared to $81.3 million in fiscal 2009. The increase in these costs was due to an elevated level of inflows in the first half of fiscal 2010 compared to fiscal 2009, which has since been successfully reduced. The rate of brine inflows at our Esterhazy mine varies over time and remains within the historical range that we have successfully managed since 1985. We are reimbursed a pro-rata share of operating and capital costs of our Esterhazy mine, including a portion of our costs for managing the brine inflows, under a tolling agreement. We believe the tolling agreement will expire in calendar 2011. In the event that we are unable to sell potash produced from the additional capacity that we expect will revert to us upon expiration of our obligations to supply potash under the tolling agreement, our future gross margin could be unfavorably impacted.

We reduced potash production to 5.2 million tonnes in fiscal 2010 from 5.9 million tonnes a year ago in response to the continued softness in the market compared to historical years. However, we increased our production rates in mid-February due to improved demand for potash.

Fiscal 2009 compared to Fiscal 2008

The Potash segment’s net sales increased to $2.8 billion in fiscal 2009 compared to $2.3 billion in fiscal 2008 due to a significant increase in potash selling prices that resulted in an increase in revenue of approximately $1.4 billion, offset by a decrease in sales volumes that resulted in a decrease in revenue of approximately $0.9 billion. Higher selling prices were sustained through the fiscal year, despite the sharp decline in sales volumes.

In fiscal 2009, sales volumes were 5.1 million tonnes, compared to 8.6 million tonnes in fiscal 2008. This significant decrease in volumes was primarily the result of a decline in demand due to a build-up of inventories in the distribution pipeline. Also, key Canpotex customers had not renewed their annual supply contracts in the latter part of fiscal 2009. In response to the build-up of inventories in the distribution channels and a decline in demand we significantly reduced potash production at our mines and plants in fiscal 2009.

Gross margin for the Potash segment increased to $1.5 billion in fiscal 2009 compared with $0.9 billion in fiscal 2008 primarily due to higher selling prices which had a favorable impact on the gross margin of approximately $1.4 billion. This was partially offset by significantly lower sales volumes and an increase in costs that unfavorably impacted gross margin by approximately $0.4 billion each. The increase in costs was primarily due to the adverse effect of significantly lower potash production rates in fiscal 2009. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 54% in fiscal 2009 from 38% in fiscal 2008.

Included in fiscal 2009 costs were $415.5 million in Canadian resource taxes and royalties compared to $361.8 million in fiscal 2008. The increase in these taxes was a result of our increased profitability and increased potash selling prices.

Costs were also unfavorably impacted by net unrealized mark-to-market derivative losses, primarily on natural gas derivatives, included in cost of goods sold of $58.1 million in fiscal 2009 compared with a net gain of $3.5 million for the same period in the prior year.

We incurred $81.3 million in costs related to managing and mitigating the brine inflows at our Esterhazy mine during fiscal 2009, compared with $72.3 million in fiscal 2008.

Potash production was 5.9 million tonnes and 8.4 million tonnes for fiscal 2009 and 2008, respectively. We reduced potash production at our mines and plants beginning in the third quarter of fiscal 2009 in response to the decline in demand, including a build-up of inventories in crop nutrient distribution channels.

Other Income Statement Items

	Years ended May 31			2010-2009			2009-2008			Percent of Net Sales
(in millions)	2010	2009	2008	Change	Percent		Change	Percent		2010	2009		2008
Selling, general and administrative expenses	$360.3	$321.4	$323.8	$38.9	12%		$(2.4)	(1%	)	5%	3%		3%
Other operating expenses	62.2	44.4	30.0	17.8	40%		14.4	48%		1%	0%		0%
Interest expense	65.7	90.2	124.0	(24.5)	(27%	)	(33.8)	(27%	)	1%	1%		1%
Interest income	16.1	46.9	33.5	(30.8)	(66%	)	13.4	40%		0%	0%		0%

Interest expense, net	49.6	43.3	90.5	6.3	15%		(47.2)	(52%	)	1%	0%		1%
Foreign currency transaction loss	32.4	131.8	57.5	(99.4)	(75%	)	74.3	129%		0%	1%		1%
(Gain) on sale of equity method investment	-	(673.4)	-	673.4	NM		(673.4)	NM		0%	(7%	)	0%
Other (income)	(0.9)	(6.5)	(23.7)	(5.6)	86%		17.2	(73%	)	0%	0%		0%
Provision for income taxes	347.3	649.3	714.9	302.0	47%		(65.6)	(9%	)	5%	6%		7%
Equity in net (loss) earnings of nonconsolidated companies	(10.9)	100.1	124.0	(111.0)	NM		(23.9)	(19%	)	0%	1%		1%

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $360.3 million in fiscal 2010 compared to $321.4 million in fiscal 2009 and $323.8 million in fiscal 2008. The increase in selling, general and administrative expenses from fiscal 2009 to 2010 was primarily the result of increased incentive compensation accruals and external consulting fees related to strategic initiatives.

Foreign Currency Transaction Loss

In fiscal 2010, we recorded a foreign currency transaction loss of $32.4 million, compared to a loss of $131.8 million in fiscal 2009. The foreign currency transaction loss in fiscal 2010 was primarily the result of the effect of a weakening of the U.S. dollar relative to the Canadian dollar on significant U.S. dollar denominated intercompany receivables and cash held by our Canadian affiliates. The functional currency of most of our Canadian operations is the Canadian dollar.

In fiscal 2009, we recorded a foreign currency transaction loss of $131.8 million, which was primarily the result of the effect of a strengthening U.S. dollar relative to the Brazilian Real on significant U.S. dollar denominated payables in Brazil. The functional currency of our Brazilian operations is the Brazilian Real. The average value of the Brazilian Real decreased by 21% in fiscal 2009.

In fiscal 2008, we recorded a foreign currency transaction loss of $57.5 million which was mainly the result of the effect of a stronger Canadian dollar on large U.S. denominated assets held by our Canadian subsidiaries.

Gain on Sale of Equity Investment

We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. For further discussion, refer to Note 9 of our Notes to Consolidated Financial Statements.

Provision for Income Taxes

Years Ended May 31	Effective Tax Rate	Provision for Income Taxes
2010	29.2%	$347.3
2009	22.3%	649.3
2008	26.7%	714.9

Income tax expense for fiscal 2010 was $347.3 million, an effective tax rate of 29.2%, on pre-tax income of $1.2 billion. Our income tax rate is impacted by the mix of earnings across the jurisdictions in which we operate and by a benefit associated with depletion. The effective tax rate was also unfavorably impacted by $53.0 million related to losses in non-U.S. subsidiaries for which we have not realized a tax benefit in fiscal 2010, which included $23.1 million related to the agreement with Vale for the anticipated sale of our investments in Fertifos and Fosfertil, and our Cubatão, Brazil facility.

Income tax expense for fiscal 2009 was $649.3 million, an effective tax rate of 22.3%, on pre-tax income of $2.9 billion. The fiscal 2009 effective tax rate was favorably impacted by $282.7 million related to foreign tax credits associated with a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. The effective tax rate was unfavorably impacted by $90.9 million due to losses in non-U.S. subsidiaries for which we have not realized a tax benefit in fiscal 2009.

Income tax expense for fiscal 2008 was $714.9 million, an effective tax rate of 26.7%, on pre-tax income of $2.7 billion. The fiscal 2008 rate reflects a number of benefits including $34.0 million from a reduction of our Canadian deferred tax liabilities as a result of a statutory reduction in the Canadian federal corporate tax rate, $62.2 million related to our ability to utilize foreign tax credits, $29.8 million related to the reduction of the valuation allowance that related to a portion of our U.S. deferred tax assets and approximately $30.0 million related to the reduction of the valuation allowance that related to a portion of our non-U.S. deferred tax assets.

Equity in Net Earnings of Non-Consolidated Companies

Equity in net earnings of non-consolidated companies was a loss of $10.9 million in fiscal 2010 compared with earnings of $100.1 million in fiscal 2009. The decrease in equity earnings in fiscal 2010 is primarily due to the sale of Saskferco Products ULC and losses from our investment in Fertifos and its subsidiary Fosfertil. The fiscal 2010 results do not include the equity earnings of Saskferco due to the sale of our investment on October 1, 2008. The losses from Fertifos S.A. were the result of a decrease in phosphate selling prices, higher costs of raw materials to produce phosphates, and an unfavorable foreign exchange impact. As discussed above, we have entered into agreements pursuant to which we expect to sell our investments in Fertifos and Fosfertil.

Critical Accounting Estimates

The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the Consolidated Financial Statements, we are required to make various judgments, estimates and assumptions that could have a significant impact on the results reported in the Consolidated Financial Statements. We base these estimates on historical experience and other assumptions believed to be reasonable by management under the circumstances. Changes in these estimates could have a material effect on our Consolidated Financial Statements.

Our significant accounting policies can be found in Note 2 of our Notes to the Consolidated Financial Statements. We believe the following accounting policies may include a higher degree of judgment and complexity in their application and are most critical to aid in fully understanding and evaluating our reported financial condition and results of operations.

Recoverability of Long-Lived Assets

Management’s assessments of the recoverability and impairment tests of long-lived assets involve critical accounting estimates. These estimates require significant management judgment, include inherent uncertainties and are often interdependent; therefore, they do not change in isolation. Factors that management must estimate include, among others, industry and market conditions, the economic life of the asset, sales volume and prices, inflation, raw materials costs, cost of capital, foreign currency exchange rates, tax rates and capital spending. These factors are even more difficult to predict when global financial markets are highly volatile. The estimates we use when assessing the recoverability of non-current assets are consistent with those we use in our internal planning. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If differing assumptions and estimates had been used in the current period, impairment charges could have resulted. As mentioned above, these factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future impairment charges could result and could be material. Impairments generally would be non-cash charges.

Our Company faces many uncertainties and risks related to various economic, political and regulatory environments in the countries in which we operate. Refer to “Item 1A. Risk Factors” in Part I of our annual report on Form 10-K for fiscal 2010. As a result, management must make numerous assumptions which involve a significant amount of judgment when completing recoverability and impairment tests of non-current assets.

We perform recoverability and impairment tests of non-current assets in accordance with accounting principles generally accepted in the United States. For long-lived assets, recoverability and/or impairment tests are required only when conditions exist that indicate the carrying value may not be recoverable. During the current fiscal year, no material impairment was indicated. For goodwill, impairment tests are required at least annually, or more frequently, if events or circumstances indicate that it may be impaired.

The goodwill impairment test is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure would be performed. That additional procedure would compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

The carrying value of goodwill in our business segments, which are also our reporting units, is tested annually for possible impairment during the second quarter of each fiscal year We typically use an income approach valuation model, representing present value of future cash flows, to determine the fair value of a reporting unit. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on the Company’s industry, capital structure and risk premiums including those reflected in the current market capitalization. When preparing these estimates, management considers each reporting unit’s historical results, current operating trends, and specific plans in place. These estimates are impacted by variable factors including inflation, the general health of the economy and market competition. In addition, material events and circumstances that might be indicators of possible impairment are assessed during other interim periods. No goodwill impairment was indicated in the current fiscal year. Further, our market capitalization exceeded our net book value at the end of each quarter of fiscal year 2010. See Note 10 of our Notes to Consolidated Financial Statements for additional information regarding goodwill. As of May 31, 2010 we had $1.8 billion of goodwill.

Useful Lives of Depreciable Assets

Property, plant and equipment are depreciated based on their estimated useful lives, which typically range from three to 40 years. We estimate initial useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining useful lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Derivative Financial Instruments

We periodically enter into derivatives to mitigate our exposure to foreign currency risks and the effects of changing commodity and freight prices. All derivatives are recorded on the balance sheet at fair value. The fair value of these instruments is determined by using quoted market prices, third party comparables, or internal estimates. Changes in the fair value of the foreign currency, commodity, and freight derivatives are immediately recognized in earnings because we do not apply hedge accounting treatment to these instruments. See Notes 15 and 16 of our Notes to Consolidated Financial Statements for additional information regarding derivatives.

Inventories

We record inventory at lower of cost or market. Market values are defined as forecasted selling prices less reasonably predictable selling costs (net realizable value). Significant management judgment is involved in estimating future selling prices. Factors affecting forecasted selling prices include demand and supply variables. Examples of demand variables include grain and oilseed prices and stock-to-use ratios, and changes in inventories in the crop nutrient distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia, and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. These factors do not change in isolation, and therefore, it is not practicable to present the impact of changing a single factor. Charges for lower of cost or market adjustments, if any, are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a permanent decline of market value below cost. During fiscal 2010 no lower of cost or market inventory write-downs were indicated.

We allocate fixed expense to the costs of production based on normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered “idle”, and all related expenses are charged to cost of goods sold.

Environmental Liabilities and Asset Retirement Obligations

We record accrued liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and AROs.

Accruals for environmental matters are based primarily on third party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing environmental litigation. We regularly assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of May 31, 2010 and 2009, we had accrued $26.2 million and $27.6 million, respectively, for environmental matters.

We recognize AROs in the period in which we have an existing legal obligation, and the amount of the liability can be reasonably estimated. We utilize internal engineering experts as well as third-party consultants to assist management in determining the costs of retiring certain of our long-term operating assets. Assumptions and estimates reflect our historical experience and our best judgments regarding future expenditures. The assumed costs are inflated based on an estimated inflation factor and discounted based on a credit-adjusted risk-free rate. Fluctuations in the estimated costs (including those resulting from a change in environmental regulations), inflation rates and discount rates can have a significant impact on the amounts recorded on the Consolidated Balance Sheets. However, changes in the assumptions would not have a significant impact on the Consolidated Statements of Earnings. For closed facilities and phosphate mining land reclamation projects, fluctuations in the estimated costs, inflation and discount rates have an impact on the Consolidated Statements of Earnings. The phosphate mining land reclamation projects occur approximately at the same pace as the mining activity; as such, we determined that it is appropriate to capitalize an amount of asset retirement costs and allocate an equal amount to expense in the same accounting period. In addition, our closed facilities do not have a future economic life; therefore, any changes to those balances have an immediate impact on earnings. At May 31, 2010, $525.9 million was accrued for asset retirement obligations. A further discussion of our AROs can be found in Note 14 of our Notes to Consolidated Financial Statements.

Pension Plans and Other Postretirement Benefits

The accounting for benefit plans is highly dependent on valuation of pension assets and actuarial estimates and assumptions.

We have investments that require the use of management estimates to determine their valuation. These estimates include third-party comparables, net asset value as determined by fund managers, or other internal estimates. However, we believe that our defined benefit pension plans are well diversified with an asset allocation policy that provides the pension plans with the appropriate balance of investment return and volatility risk given the funded nature of the plans, our present and future liability characteristics and our long-term investment horizon. The primary investment objective is to provide that adequate assets are available to meet future liabilities. To accomplish this, we monitor and manage the assets of the plans to better insulate the portfolio from changes in interest rates that impact the assets and liabilities.

The assumptions and actuarial estimates required to estimate the employee benefit obligations for pension plans and other postretirement benefits include discount rate, expected salary increases, certain employee-related factors, such as turnover, retirement age and mortality (life expectancy), expected return on assets and healthcare cost trend rates. We evaluate these critical assumptions at least annually. Our assumptions reflect our historical experiences and our best judgments regarding future expectations that have been deemed reasonable by management.

The judgments made in determining the costs of our benefit plans can impact our Consolidated Statements of Earnings. As a result, we use actuarial consultants to assist management in developing reasonable assumptions and cost estimates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The effects of actual results differing from our assumptions are included as a component of other comprehensive income/(expense) as unamortized net gains and losses, which are amortized into the Consolidated Statements of Earnings over future periods. At May 31, 2010 and 2009, we had $213.1 million and $140.3 million, respectively, accrued for pension and other postretirement benefit obligations. We have included a further discussion of pension and other postretirement benefits in Note 18 of our Notes to Consolidated Financial Statements.

Income Taxes

In preparing our Consolidated Financial Statements, we utilize the asset and liability approach in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we have a presence. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. A valuation allowance will be recorded in each jurisdiction in which a deferred income tax asset is recorded when it is more likely than not that the deferred income tax asset will not be realized. In fiscal 2010, the Company adopted a new accounting pronouncement that amended the accounting for adjustments to uncertain tax positions established in connection with a business combination. Accordingly, changes in deferred tax asset valuation allowances established in our Combination will now impact income tax expense and not goodwill. Therefore, effective in the first quarter of fiscal year 2010, all changes in valuation allowances are reported in the current period tax expense. Prior to fiscal year 2010, increases in our valuation allowances were recorded as a charge to income tax expense. Conversely, deductions to the valuation allowances were recorded as either (i) a reduction to goodwill, if the reduction relates to purchase accounting valuation allowances, or (ii) in all other cases, with a reduction to income tax expense. As of May 31, 2010 and 2009, we had a valuation allowance of $157.1 million and $115.6 million, respectively. The recording of the change in the valuation allowance in fiscal years 2010 and 2009 was an adjustment to income tax expense.

The minimum threshold that a tax position must meet before a financial statement benefit is recognized is defined as a tax position that is “more likely than not” to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the quarter of such change. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our liabilities for income taxes reflect the most likely outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash. Based upon an analysis of tax positions taken on prior year returns and expected positions to be taken on the current year return, management has identified gross uncertain income tax positions of $228.8 million as of May 31, 2010.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings, as such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries, additional U.S. tax liabilities would be incurred. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

We have included a further discussion of income taxes in Note 13 of our Notes to Consolidated Financial Statements.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines and we pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners in respect of potash reserves or production of potash. These resource taxes and royalties are recorded in cost of goods sold in our Consolidated Statements of Earnings. Our Canadian resource taxes and royalties expenses were $127.9 million, $415.5 million and $361.8 million for fiscal 2010, 2009 and 2008 respectively. As of May 31, 2010 and 2009, our Canadian resource taxes and royalties accruals were $33.9 million and $33.4 million, respectively, in our Consolidated Balance Sheets.

The profits tax is the most significant part of the Potash Production Tax. The profits tax is calculated on the potash content of each tonne sold (“K2O tonne”) from each Saskatchewan mine. A 15% tax rate applies to the first $59.25 (Canadian dollar) of profit per K2O tonne and a 35% rate applies to the additional profit per K2O tonne. Although all K2O tonnes sold by mine are used in calculating profit per K2O tonne, the tax is applied to the lesser of (i) actual K2O tonnes sold or (ii) the average K2O tonnes sold for the years 2001 and 2002. As a result, the effective tax rate ranges from 13% to 35% at our three Canadian mines. The Potash Production Tax is calculated on a calendar year basis and the total expense for fiscal 2010 is based in part on forecasted profit per K2O tonne for calendar 2010. In calculating profit per K2O tonne for profits tax purposes, we deduct, among other operating expenses, a depreciation allowance with a majority of the depreciation allowance in calendar 2010 at a 120% rate of the capital expenditures made during the year. Therefore, the capital expenditures related to the potash mine expansions forecasted for calendar 2010 significantly reduces the calculated profit per K2O tonne and the resulting profit tax accrued as of May 31, 2010. This impact is expected to continue until the potash mine expansions are complete.

If differing assumptions and estimates had been used in the current period, including assumptions regarding future potash selling prices and sales volumes and forecasted capital expenditures, the accruals for Canadian resource taxes and royalties could have changed. These factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. Changes in accruals, both up and down, are part of the ordinary, recurring course of business, in which management, after consultation with legal counsel, is required to make estimates of various amounts for business and strategic planning purposes, as well as for accounting and Securities Exchange Act of 1934 reporting purposes. These changes are reflected in the reported earnings of the Company each quarter. The litigation accruals at any time reflect updated assessments of the probable and estimable losses for the resolution of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which have been established by the Company.

Liquidity and Capital Resources

We define liquidity as the ability to generate adequate amounts of cash to meet current cash needs. We assess our liquidity in terms of our ability to fund working capital requirements, fund capital expenditures including expansion projects, and make payments on and refinance our indebtedness. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We have significant liquidity and capital resources as of May 31, 2010 with approximately $2.5 billion in cash and cash equivalents, $8.7 billion of stockholders’ equity, long-term debt (less current maturities of approximately $15.2 million) of $1.2 billion and short-term debt of $83.1 million. Maturities of long-term debt within the next five years are $519.2 million.

Nearly all of our cash and cash equivalents are held in North America and are diversified in highly rated investment vehicles.

In July 2009, we replaced our prior senior secured revolving credit facility (the “Prior Credit Facility”) with a new unsecured three-year revolving credit facility in the amount of $500 million that matures in July 2012. The current facility is with a syndicate of 24 financial institutions and the maximum counterparty concentration is 8.2%. Other than letters of credit ($25.1 million at May 31, 2010), we have not drawn on this revolving credit facility.

Cash Requirements

We have certain contractual cash obligations that require us to make payments on a scheduled basis which include, among other things, long-term debt payments, interest payments, operating leases, unconditional purchase obligations, and funding requirements of pension and postretirement obligations. Our long-term debt, including estimated interest payments, that has maturities ranging from one year to 17 years is our largest contractual cash obligation. Our next largest cash obligations are our AROs and other environmental obligations primarily related to our Phosphates segment and finally, our unconditional purchase obligations. Unconditional purchase obligations are contracts to purchase raw materials such as sulfur, ammonia and natural gas. We expect to fund our AROs, purchase obligations, and capital expenditures with a combination of operating cash flows, cash and cash equivalents, and borrowings. See Off-Balance Sheet Arrangements and Obligations for the amounts owed by Mosaic under Contractual Cash Obligations below.

Sources and Uses of Cash

The following table represents a comparison of the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for fiscal 2010, 2009 and 2008:

	Years ended			2010 - 2009		2009 - 2008
(in millions)	May 31, 2010	May 31, 2009	May 31, 2008	$ Change	% Change	$ Change	% Change
Cash Flow
Net cash provided by operating activities	$1,356.0	$1,242.6	$2,546.6	$113.4	9%	$(1,304.0)	(51%)
Net cash used in investing activities	(866.3)	(81.6)	(341.6)	(784.7)	962%	260.0	(76%)
Net cash used in financing activities	(710.6)	(224.9)	(709.8)	(485.7)	216%	484.9	(68%)

As of May 31, 2010, we had cash and cash equivalents of $2.5 billion. Funds generated by operating activities, available cash and cash equivalents and our credit facilities continue to be our most significant sources of liquidity. We believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to meet our operating needs and finance anticipated expansion plans and strategic initiatives in fiscal 2011. In addition, our credit facilities are available for additional working capital needs and investment opportunities. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Operating Activities

Operating activities provided $1.4 billion of cash for fiscal 2010, an increase of $113.4 million compared to fiscal 2009. Operating cash flow was primarily driven by net earnings in fiscal 2010. In addition, significant changes in working capital related to a reduction in other current assets for U.S. income tax refunds received in the current year offset by a reduction in income tax payables in Canada.

Operating activities provided $1.2 billion of cash for fiscal 2009, a decrease of $1.3 billion compared to fiscal 2008. Operating cash flow was primarily driven by net earnings in fiscal 2009 partially offset by changes in working capital levels. The significant changes in working capital related to a reduction in accounts payable, an increase in other current assets, and a reduction in accounts receivable. Accounts payable decreased as a result of payments in the current fiscal year to finance our prior year Phosphates inventories and a reduction in costs for the raw materials used in our Phosphates segment. Other current assets increased as a result of estimated tax payments made in fiscal 2009 for which we expected a refund. Accounts receivable decreased as a result of lower sales volumes in the latter half of fiscal 2009.

Operating activities provided $2.5 billion of cash for fiscal 2008 primarily driven by net earnings in fiscal 2008.

Investing Activities

Investing activities used $866.3 million of cash for fiscal 2010, an increase of $784.7 million compared to fiscal 2009. The increase in net cash used in investing activities was mainly the result of proceeds of $745.7 million received from the sale of our investment in Saskferco included in the prior year partially offset by higher capital spending in fiscal 2010. Capital expenditures increased primarily due to the expansion projects in our Potash segment.

For fiscal 2011, we expect capital expenditures to increase primarily as a result of increased spending to fund our Potash expansion projects. Also, in the first quarter of fiscal 2011, as discussed in Note 25 to the Consolidated Financial Statements, we used cash of $385 million to purchase a 35% economic interest in a joint venture that owns the Miski Mayo Mine. We also anticipate receiving gross proceeds in excess of $1 billion for our minority interest in Fertifos and Fosfertil in fiscal 2011 as discussed in Note 24 to our Consolidated Financial Statements.

Investing activities used $81.6 million of cash for fiscal 2009, a decrease of $260.0 million compared to fiscal 2008. The decrease in cash used in investing activities was mainly the result of higher capital expenditures in fiscal 2009 partially offset by proceeds from the sale of our investment in Saskferco. Capital expenditures increased due to expansions, debottlenecking opportunities, and plant improvements in our Potash segment; and plant improvements and investments in energy savings and debottlenecking projects in our Phosphates segment.

Financing Activities

Net cash used in financing activities for fiscal 2010 was $710.6 million, an increase of $485.7 million compared to fiscal 2009. The primary reason for the increase in net cash used in financing activities in fiscal 2010 was the special dividend payment of $578.5 million in December 2009. This was partially offset by fewer payments made on debt as we reduced long-term debt in fiscal 2009.

Net cash used in financing activities for fiscal 2009 was $224.9 million, a decrease of $484.9 million compared to fiscal 2008. The primary reason for the decrease in cash used in financing activities in fiscal 2009 relates to fewer payments made on debt as we achieved our goal of reducing long-term debt.

Debt Instruments, Guarantees and Related Covenants

Our strong cash flows during fiscal 2008 and the latter part of fiscal 2007 allowed us to prepay $1 billion in debt from May 1, 2007 through December 31, 2007, achieving our goal of reducing our long-term debt and marking a key milestone toward our goal of obtaining an investment grade credit rating. In June and July 2008, three credit rating agencies that rate our 7-3/8% senior notes due 2014 and 7-5/8% senior notes due 2016 (“Senior Notes”) upgraded their ratings of the Senior Notes and other unsecured debt to investment grade status.1

[1]	A security rating is not a recommendation to buy, sell or hold securities. A security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated separately from any other rating.

On July 29, 2009, Mosaic entered into a new unsecured three-year revolving credit facility of up to $500 million (the “Mosaic Credit Facility”). The Mosaic Credit Facility replaces our Prior Credit Facility entered into on February 18, 2005, as amended and restated, that included a revolving facility of up to $450 million. The Prior Credit Facility and related security interests were terminated contemporaneously with our entry into the Mosaic Credit Facility. Letters of credit outstanding under the Prior Credit Facility in the amount of approximately $21.9 million became letters of credit under the Mosaic Credit Facility. We repaid all other borrowings outstanding under the Prior Credit Facility, consisting of term loans in an aggregate principal amount of approximately $13.1 million, from general corporate funds on July 27, 2009. The maturity date of the Mosaic Credit Facility is July 29, 2012. See Note 11 of our Notes to Consolidated Financial Statements for additional information relating to our financing arrangements.

Financial Assurance Requirements

In addition to various operational and environmental regulations related to our Phosphates segment, we incur liabilities for reclamation activities under which we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of surety bonds or letters of credit. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations for additional information about these requirements.

Off-Balance Sheet Arrangements and Obligations

Off-Balance Sheet Arrangements

In accordance with the definition under rules of the Securities and Exchange Commission (“SEC”), the following qualify as off-balance sheet arrangements:

•

certain obligations under guarantee contracts that have “any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“ASC 460-10-15-4”);

•	a contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

•	any obligation, including a contingent obligation, under contracts that would be accounted for as derivative instruments that are indexed to the Company’s own stock and classified as equity; and

•

any obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

Information regarding guarantees that meet the above requirements is included in Note 17 of our Notes to Consolidated Financial Statements and is hereby incorporated by reference. We do not have any contingent interest in assets transferred, derivative instruments, or variable interest entities that qualify as off-balance sheet arrangements under SEC rules.

Contractual Cash Obligations

The following is a summary of our contractual cash obligations as of May 31, 2010:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$1,260.8	$15.2	$46.3	$457.7	$741.6
Estimated interest payments on long-term debt (a)	659.5	92.5	179.6	161.6	225.8
Operating leases	130.7	39.5	52.5	25.1	13.6
Purchase commitments (b)	1,314.3	1,116.1	167.9	16.1	14.2
Pension and postretirement liabilities (c)	460.0	31.7	86.3	92.5	249.5

Total contractual cash obligations	$3,825.3	$1,295.0	$532.6	$753.0	$1,244.7

(a)	Based on interest rates and debt balances as of May 31, 2010.
(b)	Based on prevailing market prices as of May 31, 2010.
(c)

Fiscal 2011 pension plan payments are based on minimum funding requirements. For years thereafter, pension plan payments are based on expected benefits paid. The postretirement plan payments are based on projected benefit payments. The amounts have been adjusted to reflect the plan amendments on June 30, 2010, discussed in Note 18 to our Consolidated Financial Statements.

Other Commercial Commitments

The following is a summary of our other commercial commitments as of May 31, 2010:

	Total	Commitment Expiration by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Letters of credit	$30.2	$28.5	$1.7	$-	$-
Surety bonds	180.3	122.4	57.9	-	-

Total	$210.5	$150.9	$59.6	$-	$-

The surety bonds and letters of credit generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. We primarily incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. As of May 31, 2010, we had $154.3 million in surety bonds outstanding for mining reclamation obligations in Florida. We have letters of credit directly supporting mining reclamation activity of $1.9 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

We are subject to financial responsibility obligations for our phosphogypsum stack systems in Florida and Louisiana. We are currently in compliance with these financial assurance requirements because our financial strength permits us to meet applicable financial strength tests. However, prior to May 31, 2009, we did not meet the applicable financial strength tests, and there can be no assurance that we will be able to continue to meet these financial strength tests. If we do not meet applicable financial strength tests in the future, we could be required to seek an alternate financial strength test acceptable to state regulatory authorities or provide credit support, which may include surety bonds, letters of credit and cash escrows. Assuming we maintain our current levels of liquidity and capital resources, we do not expect that compliance with current or alternative requirements will have a material effect on our results of operations, liquidity or capital resources. See Note 21 of our Notes to Consolidated Financial Statements for more information on our compliance with applicable financial responsibility regulations.

Other Long-Term Obligations

The following is a summary of our other long-term obligations as of May 31, 2010:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Asset retirement obligations (a)	$1,576.5	$85.6	$131.7	$120.4	$1,238.8

(a)

Represents the undiscounted, inflation adjusted estimated cash outflows required to settle the asset retirement obligations. The corresponding present value of these future expenditures is $525.9 million as of May 31, 2010, and is reflected in our accrued liabilities and other noncurrent liabilities in our Consolidated Balance Sheets.

As of May 31, 2010, we had contractual commitments from non-affiliated customers for the shipment of approximately 3.6 million tonnes of concentrated phosphates and 0.7 million tonnes of potash for fiscal 2011.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, respectively, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are, subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members’ cash receipts from the export associations.

Commitments are set forth in Note 20 of our Notes to Consolidated Financial Statements and are incorporated herein by reference.

Income Tax Obligations

Uncertain tax positions as of May 31, 2010 of $228.8 million are not included in the other long-term obligations table presented above because the timing of the settlement of uncertain tax positions cannot be fully determined. For further discussion, refer to Note 13 of our Notes to Consolidated Financial Statements.

Market Risk

We are exposed to the impact of fluctuations in the relative value of currencies, fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, and changes in freight costs, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity prices and freight prices, but not for speculative purposes.

Foreign Currency Exchange Rates

We use financial instruments, including forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. We generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. Gains or losses on these derivative contracts, both for open contracts at quarter end (unrealized) and settled contracts (realized), are recorded in either cost of goods sold or foreign currency transaction loss (gain).

Historically, we have financed Brazilian inventory purchases with U.S. dollar denominated liabilities. A weaker U.S. dollar relative to the Brazilian real has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency transaction gain is recorded in non-operating income. A stronger U.S. dollar has the opposite effect. We generally hedge a portion of this currency exposure. Effective June 1, 2010, we started hedging a portion of our currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada.

Our foreign currency exchange contracts do not qualify for hedge accounting; therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on foreign currency exchange contracts related to inventory purchases are recorded in cost of goods sold in the Consolidated Statements of Earnings. Gains or losses used to hedge changes in our financial position are included in the foreign currency transaction losses line in the Consolidated Statements of Earnings.

As discussed above, we have Canadian dollar, Brazilian real, and other foreign currency exchange contracts. As of May 31, 2010 and 2009, the fair value of all of our foreign currency exchange contracts were ($0.7) million and ($23.2) million, respectively. We recorded an unrealized loss of $6.9 million in cost of goods sold and recorded an unrealized gain of $30.6 million in foreign currency transaction gain (losses) in the Consolidated Statements of Earnings for fiscal 2010.

The table below provides information about Mosaic’s significant foreign exchange derivatives.

	As of May 31, 2010		As of May 31, 2009
(in millions)	Expected Maturity Date FY 2011	Fair Value	Expected Maturity Date FY 2010	Fair Value
Foreign Currency Exchange Forwards Canadian Dollar
Notional (million US$) - short	$237.1	$(1.7)	$130.0	$11.5
Weighted Average Rate - Canadian dollar to U.S. dollar	1.0376		1.1927
Foreign Currency Exchange Non-Deliverable Forwards Brazilian Real
Notional (million US$) - long		$-	$330.8	$(26.0)
Weighted Average Rate - Brazilian real to U.S. dollar			2.1594
Foreign Currency Exchange Futures Brazilian Real
Notional (million US$) - long		$-	$295.0	$(4.5)
Weighted Average Rate - Brazilian real to U.S. dollar			2.1078
Notional (million US$) - short		$-	$159.0	$2.6
Weighted Average Rate - Brazilian real to U.S. dollar			2.0387

Total Fair Value		$(1.7)		$(16.4)

Commodities

We use forward purchase contracts, swaps and three-way collars to reduce the risk related to significant price changes in our inputs and product prices.

Our commodities contracts do not qualify for hedge accounting; therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on commodities contracts are recorded in cost of goods sold in the Consolidated Statements of Earnings.

As of May 31, 2010 and 2009, the fair value of our commodities contracts were ($12.3) million and ($91.2) million, respectively. We recorded an unrealized gain of $79.6 million in cost of goods sold on the Consolidated Statements of Earnings in fiscal 2010.

Our primary commodities exposure relates to price changes in natural gas.

The table below provides information about Mosaic’s natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of May 31, 2010				As of May 31, 2009
	Expected Maturity Date				Expected Maturity Date
(in millions)	FY 2011	FY 2012	FY 2013	Fair Value	FY 2010	FY 2011	Fair Value
Natural Gas Swaps
Notional (million MMBtu) - long	8.4	3.5	0.8	$(1.9)	4.4		$(9.1)
Weighted Average Rate (US$/MMBtu)	$4.50	$5.13	$5.18		$5.98
Notional (million MMBtu) - short					4.2		$5.1
Weighted Average Rate (US$/MMBtu)					$4.47
Natural Gas 3-Way Collars
Notional (million MMBtu)	4.0			$(10.4)	24.0	4.0	$(87.2)
Weighted Average Call Purchased	$7.39				$8.74	$7.19
Rate (US$/MMBtu)
Weighted Average Call Sold	$9.86				$11.43	$9.60
Rate (US$/MMBtu)
Weighted Average Put Sold	$6.52				$7.65	$6.34
Rate (US$/MMBtu)

Total Fair Value				$(12.3)			$(91.2)

Overall, there have been no material changes in our primary risk exposures since the prior year. We do not expect any material changes in our primary risk exposures; however, during fiscal year 2010 we changed the manner in which market risks are managed for certain currencies. We now use a cash flow based approach to managing market risks. For additional information related to derivatives, see Notes 15 and 16 of our Notes to Consolidated Financial Statements.

Environmental, Health and Safety Matters

We are subject to an evolving myriad of international, federal, state, provincial and local environmental, health and safety (“EHS”) laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) management and/or remediation of potential impacts to air, water quality and soil from our operations; (iii) disposal of waste materials; (iv) reclamation of lands after mining (v) management and handling of raw materials; (vi) product content; and (vii) use of products by both us and our customers.

We have a comprehensive EHS management program that seeks to achieve sustainable, predictable and verifiable EHS performance. Key elements of our EHS program include: (i) identifying and managing EHS risk; (ii) complying with legal requirements; (iii) improving our EHS procedures and protocols; (iv) educating employees regarding EHS obligations; (v) retaining and developing professional qualified EHS staff; (vi) evaluating facility conditions; (vii) evaluating and enhancing safe workplace behaviors; (viii) performing audits; (ix) formulating EHS action plans; and (x) assuring accountability of all managers and other employees for environmental performance. Our business units are responsible for implementing day-to-day elements of our EHS program, assisted by an integrated staff of EHS professionals. We conduct audits to verify that each facility has identified risks, achieved regulatory compliance, implemented continuous EHS improvement, and incorporated EHS management systems into day-to-day business functions.

New or proposed regulatory programs can present significant challenges in ascertaining future compliance obligations, implementing compliance plans, and estimating future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. New or proposed regulatory requirements may require modifications to our facilities or to operating procedures and these modifications may involve significant capital costs or increases in operating costs.

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards and continue to improve our environmental stewardship. In fiscal 2011, we expect environmental capital expenditures to total approximately $103 million, primarily related to: (i) modification or construction of waste management, water treatment areas and water treatment systems; (ii) construction and modification projects associated with phosphogypsum stacks (“Gypstacks”) and clay settling ponds at our Phosphates facilities and tailings management areas for our Potash mining and processing facilities; (iii) upgrading or new construction of air pollution control equipment at some of the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation, Gypstack closure and water treatment activities are expected to total approximately $85 million in fiscal 2011. In fiscal 2012, we estimate environmental capital expenditures will be approximately $86 million and expenditures for land reclamation activities, Gypstack closure and water treatment activities are expected to be approximately $82 million. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation, Gypstack closure or water treatment expenditures will not be required in fiscal 2011 or in the future.

Operating Requirements and Impacts

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval, to substantially change conditions applicable to a permit modification, or by legal actions that successfully challenge our permits.

Expansion of our operations or extension of operations into new areas is also predicated upon securing the necessary environmental or other permits or approvals. We have been engaged in, and over the next several years will be continuing, efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well.

A denial of our permits, the issuance of permits with cost-prohibitive conditions, substantial delays in issuing key permits, legal actions that prevent us from relying on permits or revocation of permits can prevent or delay our mining at the affected properties and thereby materially affect our business, results of operations, liquidity or financial condition:

•

In fiscal 2009, in connection with our efforts to permit the Altman Extension (the “Altman Extension”) of our Four Corners, Florida, phosphate rock mine, environmental groups for the first time filed a lawsuit in federal court against the U.S. Army Corps of Engineers (the “Corps”) with respect to its issuance of a federal wetlands permit. Although this lawsuit remains ongoing, the federal wetlands permit issued by the Corps remains in effect and mining on the Altman Extension has commenced and is continuing. We expect that the permit will be upheld and that mining will continue in the ordinary course of business.

Delays in receiving a federal wetlands permit from the Corps impacted the scheduled progression of mining activities for the Hardee County Extension of our South Fort Meade, Florida, phosphate rock mine. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, certain environmental groups filed a lawsuit against the Corps contesting its issuance of the federal wetlands permit, alleging that the issuance of the permit by the Corps violates several federal laws relating to the protection of the environment and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law. On July 1, 2010, the court issued the TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. We anticipate receiving a ruling from the Court on the motion for preliminary injunction prior to the expiration of the TRO. We believe that the plaintiffs’ claims are without merit and intend to vigorously defend the Corps issuance of the federal wetlands permit for the Hardee County Extension.

Without the federal wetlands permit for the Hardee County Extension, mining at the South Fort Meade mine cannot continue without adverse consequences. Three of the mine’s four draglines that are used to extract phosphate rock have exhausted available reserves in Polk County and are now idled awaiting access to the new reserves in Hardee County. The remaining dragline is engaged in minimal phosphate rock extraction from low-yield reserves. Output from the single remaining dragline cannot economically support the operating costs of the mine.

If a preliminary injunction is entered by the court and mining of the Hardee County Extension is not permitted, we expect that we will need to shut down, in whole or in part, mining activities at the South Fort Meade mine for an indefinite period of time, resulting in significant costs to suspend operations and idle plant costs. In addition, our Phosphates segment’s other mining operations are currently operating at or near capacity with no opportunity for meaningful production increases. The annual production of concentrated phosphates from the phosphate rock production that may be lost from the South Fort Meade mine is estimated to be almost 3.2 million tonnes. Accordingly, loss of production from the South Fort Meade mine could also adversely impact the operation of our concentrated phosphate plants, with operating rates and sales volumes potentially impacted as early as the fourth quarter of fiscal 2011 and potential further layoffs of employees. In addition to the loss of production of phosphate rock and concentrated phosphates, we anticipate that a preliminary injunction could result in the indefinite closure or significant reduction of production at our concentrated phosphates plants, causing additional layoffs and significant costs and other potential adverse effects on us.

In addition to adverse effects on us, our employees, and the state and local economies, a loss of production from the South Fort Meade mine would also cause a dramatic reduction in annual U.S. phosphate rock production, which could ultimately influence global fertilizer markets, creating product shortages and potential price increases, and could play a significant role in causing another spike in agricultural commodity prices similar to market conditions in 2008.

While we intend to explore possibilities for mitigating the adverse effects if the court issues a preliminary injunction, our ability to successfully develop and implement mitigation plans is uncertain, and we expect that an interruption to the production at the South Fort Meade mine could significantly affect our future results of operations and reduce our future cash flows from operations, and, in the longer term, potentially adversely affect our liquidity and capital resources.

•

In addition, in Florida, local community participation has become an increasingly important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. These actions can significantly delay permit issuance.

Reclamation Obligations. During our phosphate mining operations, we remove overburden and sand tailings in order to retrieve phosphate rock reserves. Once we have finished mining in an area, we return overburden and sand tailings and reclaim the area in accordance with approved reclamation plans and applicable laws. We have incurred and will continue to incur significant costs to fulfill our reclamation obligations.

Management of Residual Materials and Closure of Management Areas. Mining and processing of potash and phosphate generate residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt and clay, are stored in surface disposal sites. Phosphate clay residuals from mining are deposited in clay settling ponds. Processing of phosphate rock with sulfuric acid generates phosphogypsum that is stored in Gypstacks.

During the life of the tailings management areas, clay settling ponds and Gypstacks, we have incurred and will continue to incur significant costs to manage our potash and phosphate residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed. We have recorded significant asset retirement obligations in accordance with FASB Accounting Standards Codification (“ASC”) 415 with respect to the Phosphates business.

The Saskatchewan government has approved decommissioning and reclamation plans for potash facilities. In light of our current expectations about the remaining lives of our mines in Saskatchewan, we do not believe that these requirements are material to us.

Financial Assurance. Separate from our accounting treatment for reclamation and closure liabilities, some jurisdictions in which we operate have required us either to pass a test of financial strength or provide credit support, typically surety bonds, financial guarantees or letters of credit, to address phosphate mining reclamation liabilities and closure liabilities for clay settling areas and phosphogypsum management systems. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations above for additional information about these requirements.

In connection with the closure plans for potash facilities discussed above, we obtained approval to post financial assurance in the amount of approximately CAD $1.5 million (equivalent to approximately USD $1.4 million at May 31, 2010), an amount which is intended to grow by the estimated time of closure in approximately 70 to 100 years to an amount that would fully fund the closure liability. The government is now proposing that industry increase the amount to as much as 30% of full funding. We do not believe that compliance with any such additional funding requirement, if adopted by the government, would have a material effect on our results of operations, liquidity or capital resources in the foreseeable future.

Climate Change Regulation

Various governmental initiatives to limit greenhouse gas emissions are under way or under consideration around the world. These initiatives could restrict our operating activities, require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency or limit our output, require us to make capital improvements to our facilities, increase our energy, raw material and transportation costs or limit their availability, or otherwise adversely affect our results of operations, liquidity or capital resources, and these effects could be material to us.

The direct greenhouse gas emissions from our operations result primarily from:

•

Combustion of natural gas to produce steam and dry potash products at our Belle Plaine, Saskatchewan, and Hersey, Michigan Potash solution mines. To a lesser extent, at our Potash shaft mines, natural gas is used as a fuel to heat fresh air supplied to the shaft mines and for drying potash products.

•	The use of natural gas as a feedstock in the production of ammonia at our Faustina, Louisiana Phosphates plant.

•	Process reactions from naturally occurring carbonates in phosphate rock.

In addition, the production of energy and raw materials that we purchase from unrelated parties for use in our business and energy used in the transportation of our products and raw materials can result in greenhouse gas emissions.

Governmental greenhouse gas emission initiatives include among others:

•	Initiatives in the United States:

•

EPA Regulations. In December 2009, the U.S. Environmental Protection Agency (“EPA”) finalized its previously proposed Endangerment Finding under the Clean Air Act that motor vehicles are sources of greenhouse gases that are reasonably anticipated to endanger public health and welfare. Subsequently, on May 13, 2010, the EPA issued its final Prevention of Significant Deterioration (“PSD”) and Title V Greenhouse Gas Tailoring Rule (the “Tailoring Rule”). Under the Tailoring Rule, (i) beginning in January 2011, sources that are currently subject to the PSD requirements that undergo modifications that increase their greenhouse gas emissions by 75,000 short tons per year will be subject to PSD permitting requirements for greenhouse gas emissions and (ii) beginning in July 2011, new projects that are not otherwise subject to the PSD requirements will become subject to PSD requirements if they emit greenhouse gas emissions of more than 100,000 short tons per year. We do not believe the Tailoring Rule will have a material effect on our results of operations, liquidity or capital resources.

The EPA has also adopted a greenhouse gas reporting rule that requires us to report certain aspects of our greenhouse gas emissions. We do not anticipate that compliance with this rule will have a material effect on our results of operations, liquidity or capital resources.

•

Congressional Legislation. The U.S. House of Representatives has passed legislation that would establish a comprehensive program to reduce greenhouse gas emissions. This legislation could mandate increased use of renewable energy sources, increased energy efficiency, and an economy-wide emission cap and trade program. Many other bills have been introduced both in the U.S. House of Representatives and the U.S. Senate. We cannot predict when or whether legislation will be enacted, or what the final requirements might be.

•

State Initiatives. The Florida Department of Environmental Protection (“FDEP”) is conducting rulemaking proceedings to develop a greenhouse gas cap and trade regulatory program applicable to electric utilities. Some public documents and discussions that are part of the FDEP’s rulemaking process have considered our Phosphates’ business segment’s electricity cogeneration facilities to be includable in such a regulatory program. We cannot predict when or whether these or other state or regional initiatives will establish a regulatory program applicable to our operations or that affects the supply and demand for energy or natural gas, or what the final requirements will be. In addition, we cannot predict whether the federal legislation described above, if enacted, will preempt the state or regional programs or leave them in place.

Our continuing focus on operational excellence in our Phosphates business segment is helping us reduce our indirect greenhouse gas emissions. For example, normal chemical processes in our U.S. Phosphates’ operations generate heat that can be captured and converted into electricity to replace some of the electricity we currently purchase. We already have waste heat recovery systems that generate a portion of our U.S. Phosphates’ electricity needs and are continuing waste heat recovery initiatives that will deliver significant additional energy savings. These initiatives, along with energy efficiency and conservation measures, are intended to offset most or all of our U.S. Phosphates’ electricity purchases and are expected to significantly reduce the indirect greenhouse gas emissions associated with our Phosphates business.

•

Initiatives in Canada—Kyoto Protocol. In December 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). Developments in Canada’s efforts to reduce greenhouse gases include:

•

In March 2008, Canada announced a new Climate Change Plan for Canada which established a target of reducing greenhouse gases 20% from 2006 levels by 2020. In May 2009, the Minister of Environment indicated implementation may be delayed to assure sufficient alignment with the evolving approach in the U.S. to avoid trade sanctions.

•

In May 2009, the Province of Saskatchewan, in which our Canadian potash mines are located, began to consider legislation intended to lead to the development and administration of climate change regulation in Saskatchewan by the Province rather than the federal government. Key elements under consideration by the Province include a primary focus on achieving the 20% reduction by 2020 through technological advancements; creation of a Technology Fund to allow large final emitters of greenhouse gases to obtain required greenhouse gas emission credits by paying into the fund and using this fund for approved research and development projects targeted primarily at applied technological improvements; and creation of a “Green” Foundation Fund intended to be used more broadly for grass roots research and development.

We continue to work with the Canadian Fertilizer Institute, Saskatchewan Mining Association and Saskatchewan Potash Producers Association in negotiating with the Canadian federal and provincial governments, focusing on, among other matters, energy reduction initiatives as a means for reducing greenhouse gas emissions and addressing the implications of implementation of greenhouse gas emissions regulations in Canada on the competitiveness of Canadian industry in the global marketplace.

We have significantly reduced the energy intensity of our business over the last two decades through efficiency improvements, switching to lower energy demand technologies and cogeneration. We continue to focus on energy efficiency initiatives within our operations in order to reduce our need to purchase credits under the Climate Change Plan to apply against our greenhouse gas emissions. These initiatives include continued upgrading and optimizing of combustion equipment, applied research and development and grassroots research and development to advance opportunities and develop new technology.

•

International Initiatives. Although international negotiations concerning greenhouse gas emission reductions and other responses to climate change are underway, final obligations in the post-Kyoto Protocol period after 2012 remain undefined. Any new international agreements addressing climate change could adversely affect our operating activities, energy, raw material and transportation costs, results of operations, liquidity or capital resources, and these effects could be material. In addition, to the extent climate change restrictions imposed in countries where our competitors operate, such as China, India, Former Soviet Union countries or Morocco, are less stringent than in the United States or Canada, our competitors could gain cost or other competitive advantages over us.

Operating Impacts Due to Climate Change. The prospective impact of potential climate change on our operations and those of our customers and farmers remains uncertain. Some scientists have hypothesized that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location. Severe climate change could impact our costs and operating activities, the location and cost of global grain and oilseed production, and the supply and demand for grains and oilseeds. At the present time, we cannot predict the prospective impact of potential climate change on our results of operations, liquidity or capital resources, or whether any such effects could be material to us.

Water Quality Regulations for Nutrient Discharges in Florida. In January 2010, the EPA proposed a rule that would impose numeric criteria for the discharge of nitrogen and/or phosphorous into Florida lakes and streams. The rule proposal is pursuant to the EPA’s settlement of litigation brought by environmental organizations in the U.S. District Court for the Northern District of Florida. The EPA’s proposed criteria would limit the discharge of nitrogen and/or phosphorous into Florida lakes and streams, and these levels could require us and other entities to control or limit these discharges substantially below current levels. We are evaluating the impact of the proposed criteria on our operations and have submitted extensive comments to the EPA on the proposed rule. We cannot predict whether the EPA will finalize a numeric nutrient criteria rule, what the final terms of such a rule would be, whether prospective compliance with such a rule would adversely affect our results of operations, liquidity or capital resources, or whether any such adverse effects could be material to us.

Remedial Activities

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or the Superfund law, and state analogues, impose liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons who have disposed of “hazardous substances” at a third-party location. Under Superfund, or its various state analogues, one party may be responsible for the entire site, regardless of fault or the locality of its disposal activity. We have contingent environmental remedial liabilities that arise principally from three sources which are further discussed below: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites where we have disposed of hazardous materials. Taking into consideration established accruals for environmental remedial matters of approximately $26.2 million as of May 31, 2010, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

Remediation at Our Facilities. Many of our formerly owned or current facilities have been in operation for a number of years. The historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings at these facilities by us and predecessor operators have resulted in soil, surface water and groundwater impacts.

At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring us to undertake or fund cleanup efforts under Superfund or otherwise. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address site impacts. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into account established accruals, future expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material adverse effect on our business or financial condition. However, material expenditures by us could be required in the future to remediate the environmental impacts at these or at other current or former sites.

Remediation at Third-Party Facilities. Various third parties have alleged that our historic operations have impacted neighboring off-site areas or nearby third-party facilities. In some instances, we have agreed, pursuant to orders from or agreements with appropriate governmental agencies or agreements with private parties, to undertake or fund investigations, some of which currently are in progress, to determine whether remedial action, under Superfund or otherwise, may be required to address off-site impacts. Our remedial liability at these sites, either alone or in the aggregate, taking into account established accruals, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites, this expectation could change.

Liability for Off-Site Disposal Locations. Currently, we are involved or concluding involvement for off-site disposal at several Superfund or equivalent state sites. Moreover, we previously have entered into settlements to resolve liability with regard to Superfund or equivalent state sites. In some cases, such settlements have included “reopeners,” which could result in additional liability at such sites in the event of newly discovered contamination or other circumstances. Our remedial liability at such disposal sites, either alone or in the aggregate, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Product Requirements and Impacts

International, federal, state and provincial standards require us to register many of our products before these products can be sold. The standards also impose labeling requirements on these products and require us to manufacture the products to formulations set forth on the labels. We believe that, when handled and used as intended, based on the available data, crop nutrient materials do not pose harm to human health or the environment and that any additional standards or regulatory requirements relating to product requirements and impacts will not have a material adverse effect on our business or financial condition.

Additional Information

For additional information about phosphate mine permitting in Florida, our environmental liabilities, the environmental proceedings in which we are involved, our asset retirement obligations related to environmental matters, and our related accounting policies, see Environmental Liabilities and Asset Retirement Obligations under Critical Accounting Estimates above and Notes 2, 14, and 21 of our Notes to Consolidated Financial Statements.

Contingencies

Information regarding contingencies in Note 21 of our Notes to Consolidated Financial Statements is incorporated herein by reference.

Related Parties

Information regarding related party transactions is set forth in Note 22 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

Recently Issued Accounting Guidance

Recently issued accounting guidance is set forth in Note 4 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

Forward-Looking Statements

Cautionary Statement Regarding Forward Looking Information

All statements, other than statements of historical fact, appearing in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “project” or “should.” These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause reported results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•

business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate, including price and demand volatility resulting from periodic imbalances of supply and demand;

•	changes in farmers’ application rates for crop nutrients;

•	changes in the operation of world phosphate or potash markets, including continuing consolidation in the crop nutrient industry, particularly if we do not participate in the consolidation;

•	pressure on prices realized by us for our products;

•	the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate;

•	build-up of inventories in the distribution channels for our products that can adversely affect our sales volumes and selling prices;

•

seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, and may result in excess inventory or product shortages;

•	changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;

•	rapid drops in the prices for our products and the raw materials we use to produce them that can require us to write down our inventories to the lower of cost or market;

•	the effects on our customers of holding high cost inventories of crop nutrients in periods of rapidly declining market prices for crop nutrients;

•

the lag in realizing the benefit of falling market prices for the raw materials we use to produce our products that can occur while we consume raw materials that we purchased or committed to purchase in the past at higher prices;

•	customer expectations about future trends in the selling prices and availability of our products and in farmer economics;

•	disruptions to existing transportation or terminaling facilities;

•	shortages of railcars, barges and ships for carrying our products and raw materials;

•	the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;

•	foreign exchange rates and fluctuations in those rates;

•	tax regulations, currency exchange controls and other restrictions that may affect our ability to optimize the use of our liquidity;

•	other risks associated with our international operations;

•	adverse weather conditions affecting our operations, including the impact of potential hurricanes or excess rainfall;

•

further developments in the lawsuit involving the federal wetlands permit for the Hardee County Extension, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, and any actions the Company may identify and implement in an effort to mitigate the effects of the lawsuit;

•	other difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals including permitting activities;

•	changes in the governmental regulation that applies to our operations, including the possibility of further federal or state legislation or regulatory action affecting greenhouse gas emissions;

•	the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;

•	provisions in the agreements governing our indebtedness that limit our discretion to operate our business and require us to meet specified financial tests;

•	adverse changes in the ratings of our securities and changes in availability of funds to us in the financial markets;

•	the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

•	any significant reduction in customers’ liquidity or access to credit that they need to purchase our products;

•	rates of return on, and the investment risks associated with, our cash balances;

•	the effectiveness of our risk management strategy;

•	the effectiveness of the processes we put in place to manage our significant strategic priorities, including the expansion of our Potash business;

•	actual costs of asset retirement, environmental remediation, reclamation and other environmental obligations differing from management’s current estimates;

•	the costs and effects of legal proceedings and regulatory matters affecting us including environmental and administrative proceedings;

•	the success of our efforts to attract and retain highly qualified and motivated employees;

•	strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;

•

accidents involving our operations, including brine inflows at our Esterhazy, Saskatchewan potash mine as well as potential inflows at our other shaft mines, and potential fires, explosions, seismic events or releases of hazardous or volatile chemicals;

•	terrorism or other malicious intentional acts;

•	other disruptions of operations at any of our key production and distribution facilities, particularly when they are operating at high operating rates;

•	changes in antitrust and competition laws or their enforcement;

•	actions by the holders of controlling equity interests in businesses in which we hold a noncontrolling interest;

•

Cargill’s majority ownership and representation on Mosaic’s Board of Directors and its ability to control Mosaic’s actions, and the possibility that it could either increase or decrease its ownership in Mosaic; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our annual report on Form 10-K for the fiscal year ended May 31, 2010 and incorporated by reference herein as if fully stated herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended May 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II—Valuation and Qualifying Accounts. We also have audited The Mosaic Company’s internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Mosaic Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on The Mosaic Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2010, in conformity with U.S. generally accepted accounting principles. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth there in. Also in our opinion, The Mosaic Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Minneapolis, Minnesota

July 22, 2010

Consolidated Statements of Earnings

In millions, except per share amounts

	Years Ended May 31,
	2010	2009	2008
Net sales	$6,759.1	$10,298.0	$9,812.6
Cost of goods sold	5,065.8	7,148.1	6,652.1
Lower of cost or market write-down	-	383.2	-

Gross margin	1,693.3	2,766.7	3,160.5
Selling, general and administrative expenses	360.3	321.4	323.8
Other operating expenses	62.2	44.4	30.0

Operating earnings	1,270.8	2,400.9	2,806.7
Interest expense, net	49.6	43.3	90.5
Foreign currency transaction loss	32.4	131.8	57.5
(Gain) on sale of equity investment	-	(673.4)	-
Other (income)	(0.9)	(6.5)	(23.7)

Earnings from consolidated companies before income taxes	1,189.7	2,905.7	2,682.4
Provision for income taxes	347.3	649.3	714.9

Earnings from consolidated companies	842.4	2,256.4	1,967.5
Equity in net (loss) earnings of nonconsolidated companies	(10.9)	100.1	124.0

Net earnings including non-controlling interests	831.5	2,356.5	2,091.5
Less: Net earnings attributable to non-controlling interests	4.4	6.3	8.7

Net earnings attributable to Mosaic	$827.1	$2,350.2	$2,082.8

Basic net earnings per share attributable to Mosaic	$1.86	$5.29	$4.70

Basic weighted average number of shares outstanding	445.1	444.3	442.7

Diluted net earnings per share attributable to Mosaic	$1.85	$5.27	$4.67

Diluted weighted average number of shares outstanding	446.6	446.2	445.7

See Accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets

In millions, except per share amounts

	May 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$2,523.0	$2,703.2
Receivables, net	599.6	582.5
Receivables due from Cargill, Incorporated and affiliates	15.2	15.1
Inventories	1,002.3	1,125.9
Deferred income taxes	115.7	205.4
Assets and investments held for sale	399.6	-
Other current assets	319.4	675.7

Total current assets	4,974.8	5,307.8
Property, plant and equipment, net	5,465.6	4,899.3
Investments in nonconsolidated companies	54.7	357.8
Goodwill	1,763.2	1,734.1
Deferred income taxes	305.9	262.3
Other assets	143.5	114.9

Total assets	$12,707.7	$12,676.2

Liabilities and Equity
Current liabilities:
Short-term debt	$83.1	$92.7
Current maturities of long-term debt	15.2	43.3
Accounts payable	552.5	371.7
Trade accounts payable due to Cargill, Incorporated and affiliates	14.2	11.9
Cargill prepayments and accrued liabilities	3.0	5.9
Accrued liabilities	602.4	703.9
Accrued income taxes	0.1	327.6
Deferred income taxes	33.4	64.8

Total current liabilities	1,303.9	1,621.8
Long-term debt, less current maturities	1,245.6	1,256.5
Deferred income taxes	501.7	456.6
Other noncurrent liabilities	908.1	826.1
The Mosaic Company stockholders’ equity:
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued and outstanding as of May 31, 2010 and 2009	-	-
Common stock, $0.01 par value, 700,000,000 shares authorized:
Class B common stock, none issued and outstanding as of May 31, 2010 and 2009	-	-
Common stock, 445,439,994 and 444,513,300 shares issued and outstanding as of May 31, 2010 and May 31, 2009, respectively	4.5	4.4
Capital in excess of par value	2,523.0	2,483.8
Retained earnings	5,905.3	5,746.2
Accumulated other comprehensive income	289.4	258.6

Total Mosaic stockholders’ equity	8,722.2	8,493.0
Non-controlling interests	26.2	22.2

Total equity	8,748.4	8,515.2

Total liabilities and equity	$12,707.7	$12,676.2

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

In millions, except per share amounts

	Years Ended May 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net earnings including non-controlling interests	$831.5	$2,356.5	$2,091.5
Adjustments to reconcile net earnings including non-controlling interests to net cash provided by operating activities:
Depreciation, depletion and amortization	445.0	360.5	358.1
Lower of cost or market write-down	-	383.2	-
Deferred income taxes	51.1	(138.9)	140.7
Equity in net loss (earnings) of nonconsolidated companies, net of dividends	12.8	(68.4)	10.3
Accretion expense for asset retirement obligations	29.6	34.4	26.5
Stock-based compensation expense	23.5	22.5	18.5
Unrealized loss (gain) on derivatives	(103.3)	166.2	(14.8)
Gain on sale of equity investment	-	(673.4)	-
Proceeds from Saskferco note receivable	-	51.1	-
Excess tax benefits related to stock option exercises	(3.3)	(6.5)	(52.5)
Gain on sale of investment	-	-	(24.6)
Other	1.8	0.8	7.0
Changes in assets and liabilities:
Receivables, net	(38.3)	335.5	(423.4)
Inventories, net	92.0	(178.7)	(547.1)
Other current assets and noncurrent assets	278.0	(480.3)	(21.1)
Accounts payable	156.8	(686.8)	522.9
Accrued liabilities and income taxes	(387.2)	(44.4)	348.4
Other noncurrent liabilities	(34.0)	(190.7)	106.2

Net cash provided by operating activities	1,356.0	1,242.6	2,546.6
Cash Flows from Investing Activities
Capital expenditures	(910.6)	(781.1)	(372.1)
Proceeds from sale of equity investment	-	745.7	-
Proceeds from sale of businesses	17.6	-	7.9
Restricted cash	22.8	(29.7)	(1.2)
Proceeds from sale of cost investment	-	-	24.6
Investments in nonconsolidated companies	-	(17.3)	(8.1)
Other	3.9	0.8	7.3

Net cash (used in) investing activities	(866.3)	(81.6)	(341.6)
Cash Flows from Financing Activities
Payments of short-term debt	(334.2)	(401.4)	(641.9)
Proceeds from issuance of short-term debt	324.6	366.7	633.7
Payments of long-term debt	(43.7)	(108.8)	(801.0)
Proceeds from issuance of long-term debt	2.1	0.1	2.0
Payment of tender premium on debt	(5.7)	-	-
Proceeds from stock options exercised	12.5	4.6	57.2
Dividend paid to minority shareholder	(1.5)	(3.7)	(12.3)
Excess tax benefits related to stock option exercises	3.3	6.5	52.5
Cash dividends paid	(668.0)	(88.9)	-

Net cash (used in) financing activities	(710.6)	(224.9)	(709.8)
Effect of exchange rate changes on cash	40.7	(193.6)	44.9

Net change in cash and cash equivalents	(180.2)	742.5	1,540.1
Cash and cash equivalents—beginning of period	2,703.2	1,960.7	420.6

Cash and cash equivalents—end of period	$2,523.0	$2,703.2	$1,960.7

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Equity

In millions, except per share amounts

	Shares	Mosaic Shareholders
		Dollars
	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interests	Total Equity
Balance as of May 31, 2007	440.8	$4.4	$2,318.0	$1,402.6	$458.9	$22.3	$4,206.2
Net earnings, including non-controlling interest	-	-	-	2,082.8	-	10.6	2,093.4
Foreign currency translation adjustment, net of tax of $7.2 million	-	-	-	-	318.5	2.8	321.3
Net actuarial gain, net of tax of $7.9 million	-	-	-	-	13.2		13.2

Comprehensive income for 2008						13.4	2,427.9
Stock option exercises	3.1	-	57.2	-	-		57.2
Amortization of stock based compensation	-	-	18.5	-	-		18.5
Contributions from Cargill, Inc.			4.6				4.6
Dividends for non-controlling interests	-	-	-	-	-	(12.3)	(12.3)
Tax benefits related to stock option exercises	-	-	52.5	-	-		52.5

Balance as of May 31, 2008	443.9	4.4	2,450.8	3,485.4	790.6	23.4	6,754.6
Adoption of FAS 158 measurement date, net of tax of $0.2 million	-	-	-	(0.5)	-	-	(0.5)

Beginning balance, as adjusted	443.9	4.4	2,450.8	3,484.9	790.6	23.4	6,754.1
Net earnings, including non-controlling interest	-	-	-	2,350.2	-	6.3	2,356.5
Foreign currency translation adjustment, net of tax of $13.3 million	-	-	-	-	(480.0)	(3.8)	(483.8)
Net actuarial loss, net of tax of $31.2 million	-	-	-	-	(52.0)		(52.0)

Comprehensive income for 2009						2.5	1,820.7
Stock option exercises	0.6	-	4.6	-	-		4.6
Amortization of stock based compensation	-	-	22.5	-	-		22.5
Distributions to Cargill, Inc.			(0.6)				(0.6)
Dividends paid ($0.20 per share)	-	-	-	(88.9)	-		(88.9)
Dividends for non-controlling interests	-	-	-	-	-	(3.7)	(3.7)
Tax benefits related to stock option exercises	-	-	6.5	-	-		6.5

Balance as of May 31, 2009	444.5	4.4	2,483.8	5,746.2	258.6	22.2	8,515.2
Net earnings, including non-controlling interest				827.1		4.4	831.5
Foreign currency translation adjustment, net of tax of $41.3 million					97.1	1.1	98.2
Net actuarial loss and prior service cost, net of tax of $34.0 million					(66.3)		(66.3)

Comprehensive income						5.5	863.4
Stock option exercises	0.9	0.1	12.4				12.5
Amortization of stock based compensation			23.5				23.5
Dividends ($1.50 per share)				(668.0)			(668.0)
Dividends for non-controlling interests						(1.5)	(1.5)
Tax benefits related to stock option exercises			3.3				3.3

Balance as of May 31, 2010	445.4	$4.5	$2,523.0	$5,905.3	$289.4	$26.2	$8,748.4

See Accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Tables in millions, except per share amounts

1. ORGANIZATION AND NATURE OF BUSINESS

The Mosaic Company (“Mosaic”, and individually or in any combination with its consolidated subsidiaries, “we”, “us”, “our”, or the “Company”) was created to serve as the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. (“IMC” or “Mosaic Global Holdings”) and the Cargill Crop Nutrition fertilizer businesses (“CCN”) of Cargill, Incorporated and its subsidiaries (collectively, “Cargill”) on October 22, 2004.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method.

In the second quarter of fiscal 2010, we realigned our business segments (the “Realignment”) to more clearly reflect our evolving business model. The Realignment consists of moving from three to two business segments by combining the former Offshore segment with our Phosphates business segment. As a result of the Realignment, we are organized into the following business segments:

Our Phosphates business segment has historically owned and operated mines and production facilities in Florida which produce phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate crop nutrients. Our Phosphates segment’s results have also historically included North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products was approximately 87% for the year ended May 31, 2010.

As part of the Realignment, the former Offshore segment is now included as part of our Phosphates business segment since it is no longer operated as a stand-alone business for profit. Historically, our former Offshore segment served as a distribution channel for our North American production facilities, primarily our U.S. Phosphates operations; however, it also purchased and marketed product from other suppliers worldwide. As a result of the implementation of our international distribution strategy in the second quarter of fiscal 2010, our international distribution resources are now focused on the sale of products from our North American production facilities. The international distribution activities include sales offices, port terminals and warehouses in several key international countries. In addition, the international distribution activities include blending, bagging and three single superphosphate production facilities. The blending and bagging facilities primarily produce blended crop nutrients (“Blends”) from phosphate, potash and nitrogen. The average product mix in our Blends (by volume) contains approximately 50% phosphate, 25% potash and 25% nitrogen, although this mix differs based on seasonal and other factors. Our Potash segment also has historically furnished a portion of the raw materials needs for the production of Blends, and is expected to continue to do so in the future. We generally purchase nitrogen for Blends from unrelated parties.

Our Phosphates business segment now includes our North American concentrated phosphate crop nutrient and animal feed ingredients operations, North American distribution activities, international distribution activities, and the results of PhosChem.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash outside the U.S. and Canada.

Intersegment sales are eliminated within Corporate, Eliminations and Other. See Note 23 to our Consolidated Financial Statements for segment results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation and Basis of Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Throughout the Notes to Consolidated Financial Statements, amounts in tables are in millions of dollars except for per share data and as otherwise designated. References in this report to a particular fiscal year are to the twelve months ended May 31 of that year. Mosaic has evaluated subsequent events through the date these financial statements were issued.

The accompanying Consolidated Financial Statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities (“VIEs”) for which we are the primary beneficiary as described in Note 12. Certain investments in companies where we do not have control but have the ability to exercise significant influence are accounted for by the equity method.

We own 33.43% of Fertifos S.A., a Brazilian holding company which owns 56.65% of Fosfertil S.A., a publicly traded phosphate and nitrogen company in Brazil. In addition, we directly own 1.32% of Fosfertil. Our interest in the net earnings of Fertifos, which includes their interest in Fosfertil, is reported in our Consolidated Financial Statements on a two-month lag due to the timing of when Fosfertil has made its information publicly available. Accordingly, the related equity in net earnings reflected in our consolidated statements of earnings are for the twelve months ended March 31. This investment is included in Assets and Investments Held for Sale as described in Note 24 to our Consolidated Financial Statements.

Accounting Estimates

Preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The more significant estimates made by management relate to the recoverability of non-current assets, the useful lives and net realizable values of long-lived assets, derivative financial instruments, environmental and reclamation liabilities including asset retirement obligations, the costs of our employee benefit obligations for pension plans and postretirement benefits, income tax related accounts including the valuation allowance against deferred income tax assets, Canadian resource tax and royalties, inventory valuation and accruals for pending legal and environmental matters. Actual results could differ from these estimates.

Revenue Recognition

Revenue on North American sales is recognized when the product is delivered to the customer and/or when the risks and rewards of ownership are otherwise transferred to the customer and when the price is fixed and determinable. Revenue on North American export sales is recognized upon the transfer of title to the customer and when the other revenue recognition criteria have been met, which generally occurs when product enters international waters. Revenue from sales originating outside of North America is recognized upon transfer of title to the customer based on contractual terms of each arrangement and when the other revenue recognition criteria have been met. Shipping and handling costs are included as a component of cost of goods sold.

Sales to wholesalers and retailers (but not to importers) in India were subject to a selling price cap through March 2010 and were eligible for an Indian government subsidy which reimburses importers for the difference between the market price of diammonium phosphate fertilizer (“DAP”) and the capped price. Beginning in April 2010, the Indian government changed the subsidy program. The subsidy is now a fixed amount per tone and the selling price to the customer can fluctuate based on market conditions. We record the government subsidy along with the underlying eligible sale when the price of DAP is both fixed and determinable. In fiscal 2010, we record the subsidy when the underlying eligible sale is made to the farmer because payment of the subsidy is expected in cash and the price is considered fixed and determinable at that time. During the second and third quarters of fiscal 2009, because payment of the subsidy could be made in bonds and due to the turmoil in the global credit markets, we determined that the price of sales subject to the subsidy was not fixed and determinable until payment in bonds or cash had been received from the Indian government. In fiscal 2010, 2009, and 2008, sales subject to the subsidy represented 18.5%, 15.9% and 9.4% of our net sales in India and 3.0%, 3.5%, and 1.4% of our consolidated net sales, respectively.

Income Taxes

In preparing our Consolidated Financial Statements, we utilize the asset and liability approach in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we have a presence. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. A valuation allowance will be recorded in each jurisdiction in which a deferred income tax asset is recorded when it is more likely than not that the deferred income tax asset will not be realized. In December 2007, the Financial Accounting Standards Board (“FASB”) issued guidance that amended the accounting for adjustments to uncertain tax positions established in connection with a business combination. Accordingly, changes in deferred tax asset valuation allowances established in our Combination will now impact income tax expense and not goodwill. Therefore, effective in the first quarter of fiscal year 2010, all changes in valuation allowances are reported in the current period tax expense. Prior to fiscal year 2010, increases in our valuation allowances were recorded as a charge to income tax expense. Conversely, deductions to the valuation allowances were recorded as either (i) a reduction to goodwill, if the reduction relates to purchase accounting valuation allowances, or (ii) in all other cases, with a reduction to income tax expense.

We recognize excess tax benefits associated with stock-based compensation in stockholders’ equity only when realized. When assessing whether excess tax benefits relating to stock-based compensation have been realized, we follow the with-and-without approach excluding any indirect effects of the excess tax deductions. Under this approach, excess tax benefits related to stock-based compensation are generally not deemed to be realized until after the utilization of all other applicable tax benefits available to us.

Accounting for uncertain income tax positions is determined by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than a fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties within our provision for income taxes on our Consolidated Statements of Earnings.

We have not recorded deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings, as such amounts are intended to be permanently reinvested. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings, including cash maintained by these non-U.S. subsidiaries, additional tax liabilities would be incurred. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. The profits tax is calculated on the potash content of each tonne sold from each Saskatchewan mine, net of certain operating expenses and a depreciation allowance. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines. We also pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners with respect to potash reserves or production of potash. These resource taxes and royalties are recorded in our cost of goods sold. Our Canadian resource tax and royalty expenses were $127.9 million, $415.5 million and $361.8 million for fiscal 2010, 2009 and 2008 respectively.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar; however, for operations located in Canada and Brazil, the functional currency is the local currency. Assets and liabilities of these foreign operations are translated to U.S. dollars at exchange rates in effect at the balance sheet date, while income statement accounts and cash flows are translated to U.S. dollars at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income in equity until the foreign entity is sold or liquidated. The effect on the Consolidated Statements of Earnings of transaction gains and losses is presented separately in that statement. These transaction gains and losses result from transactions that are denominated in a currency that is other than the functional currency of the operation.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less, and other highly liquid investments that are payable on demand such as money market accounts, certain certificates of deposit and repurchase agreements. The carrying amount of such cash equivalents approximates their fair value due to the short-term and highly liquid nature of these instruments.

Concentration of Credit Risk

In the U.S., we sell our products to manufacturers, distributors and retailers primarily in the Midwest and Southeast. Internationally, our phosphate and potash products are sold primarily through two North American export associations. A concentration of credit risk arises from our sales and accounts receivable associated with the international sales of potash product through Canpotex. We consider our concentration risk related to the Canpotex receivable to be mitigated by their credit policy. Canpotex’s credit policy requires the underlying receivables to be substantially insured or secured by letters of credit. As of May 31, 2010 and 2009, $135.7 million and $230.2 million, respectively, of accounts receivable were due from Canpotex. In fiscal 2010, 2009, and 2008, sales to Canpotex were $602.1 million, $1.3 billion, and $813.3 million, respectively.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and subsequent collections.

Included in other assets are long-term accounts receivable of $31.6 million and $31.5 million as of May 31, 2010 and 2009, respectively. In accordance with our allowance for doubtful accounts policy, we have recorded allowances against these long-term accounts receivable of $19.5 million and $17.6 million, respectively.

Inventories

Inventories of raw materials, work-in-process products, finished goods and operating materials and supplies are stated at the lower of cost or market. Costs for substantially all finished goods and work-in-process inventories include materials, production labor and overhead and are determined using the weighted average cost basis. Cost for substantially all raw materials is determined using the first-in first-out cost basis.

Market value of our inventory is defined as forecasted selling prices less reasonably predictable selling costs (net realizable value). Significant management judgment is involved in estimating forecasted selling prices. Factors affecting forecasted selling prices include demand and supply variables. Examples of demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in the crop nutrients distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia, and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. Charges for lower of cost or market are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a decline of market value below cost. During fiscal 2009, we recognized lower of cost or market inventory write-downs of $383.2 million. The inventory balance on our Consolidated Balance Sheet as of May 31, 2009 reflected an $86.9 million lower of cost of market write-down. The majority of the remaining inventory was sold during fiscal 2010.

To determine the cost of inventory, we allocate fixed expense to the costs of production based on the normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered “idle”, and all related expenses are charged to cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs of significant assets include capitalized interest incurred during the construction and development period. Repairs and maintenance costs are expensed when incurred.

Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of recoverable reserves. Depreciation is computed principally using the straight-line method over the following useful lives: machinery and equipment 3 to 25 years, and buildings and leasehold improvements 3 to 40 years.

We estimate initial useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Leases

Leases in which the risk of ownership is retained by the lessor are classified as operating leases. Leases which substantially transfer all of the benefits and risks inherent in ownership to the lessee are classified as capital leases. Assets acquired under capital leases are depreciated on the same basis as property, plant and equipment. Rental payments are expensed on a straight-line basis. Leasehold improvements are depreciated over the depreciable lives of the corresponding fixed assets or the related lease term, whichever is shorter.

Investments

Except as discussed in Note 12 to our Consolidated Financial Statements, with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50% or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions.

Recoverability of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset group exceeds its fair value.

Goodwill

Goodwill is carried at cost, not amortized, and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired. We test goodwill for impairment at the reporting unit level on an annual basis or upon the occurrence of events that may indicate possible impairment. The goodwill impairment test is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the implied fair value of the reporting unit’s goodwill would be compared with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. We have established the second quarter of our fiscal year as the period for our annual test for impairment of goodwill and the test resulted in no impairment in the periods presented.

Environmental Costs

Accruals for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining these accruals, we use the most current information available, including similar past experiences, available technology, consultant evaluations, regulations in effect, the timing of remediation and cost-sharing arrangements.

Asset Retirement Obligations

We recognize asset retirement obligations (“AROs”) in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount of the liability can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. The liability is adjusted in subsequent periods through accretion expense which represents the increase in the present value of the liability due to the passage of time. Such depreciation and accretion expenses are included in cost of goods sold for operating facilities and other operating expense for indefinitely closed facilities.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. The litigation accruals at any time reflect updated assessments of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which we have established. For significant individual cases, we accrue legal costs expected to be incurred.

Pension and Other Postretirement Benefits

Mosaic offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and other postretirement benefit plans.

We accrue the funded status of our plans, which is representative of our obligations under employee benefit plans and the related costs, net of plan assets measured at fair value. The cost of pensions and other retirement benefits earned by employees is generally determined with the assistance of an actuary using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected healthcare costs.

Share-Based Compensation

We measure the cost of employees’ services received in exchange for an award of equity instruments based on grant-date fair value of the award, and recognize the cost over the period during which the employee is required to provide service in exchange for the award. The majority of granted awards are stock options that vest annually in equal amounts over a three-year period, and all stock options have an exercise price equal to the fair market value of our common stock on the date of grant. We recognize compensation expense for awards on a straight-line basis over the requisite service period.

Derivative and Hedging Activities

We periodically enter into derivatives to mitigate our exposure to foreign currency risks and the effects of changing commodity and freight prices. We record all derivatives on the Consolidated Balance Sheets at fair value. The fair value of these instruments is determined by using quoted market prices, third party comparables, or internal estimates. We net our derivative asset and liability positions when we have a master netting arrangement in place. Changes in the fair value of the foreign currency, commodity, and freight derivatives are immediately recognized in earnings because we do not apply hedge accounting treatment to these instruments.

3. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

	May 31,
(in millions)	2010	2009
Receivables
Trade	$530.1	$543.3
Non-trade	78.7	52.8

	608.8	596.1
Less: Allowance for doubtful accounts	9.2	13.6

	$599.6	$582.5

Inventories
Raw materials	$49.2	$31.2
Work in process	295.5	339.0
Finished goods	573.4	655.2
Operating materials and supplies	84.2	100.5

	$1,002.3	$1,125.9

Other current assets
Income taxes receivable	$91.1	$338.4
Other	228.3	337.3

	$319.4	$675.7

Accrued liabilities
Non-income taxes	$63.6	$113.8
Payroll and employee benefits	96.2	61.6
Asset retirement obligations	83.1	112.9
Customer prepayments	65.9	83.8
Other	293.6	331.8

	$602.4	$703.9

Other noncurrent liabilities
Asset retirement obligations	$442.8	$417.8
Accrued pension and postretirement benefits	204.4	129.5
Unrecognized tax benefits	81.7	100.2
Deferred revenue on out of market contracts	37.8	49.7
Other	141.4	128.9

	$908.1	$826.1

Interest expense, net was comprised of the following in fiscal 2010, 2009 and 2008:

	Years ended May 31,
(in millions)	2010	2009	2008
Interest expense	$65.7	$90.2	$124.0
Interest income	(16.1)	(46.9)	(33.5)

Interest expense, net	$49.6	$43.3	$90.5

4. RECENTLY ISSUED ACCOUNTING GUIDANCE

Recently Adopted Accounting Pronouncements

In June 2009, the FASB issued a standard that established the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and amended the hierarchy of U.S. GAAP such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASU”s). This standard did not have an impact on Mosaic’s consolidated results of operations or financial condition. However, references in the Notes to the Consolidated Financial Statements previously made to various former authoritative U.S. GAAP pronouncements have been changed to reflect the appropriate section of the ASC.

In December 2007, the FASB issued and, in April 2009, amended a new business combinations standard codified within ASC 805 “Business Combinations” which significantly changes how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Accounting for business combinations under this standard requires the acquiring entity to recognize and measure the identifiable assets acquired, liabilities assumed, contractual contingencies, contingent consideration and any non-controlling interest in an acquired business at fair value on the acquisition date. In addition, this standard requires in general that acquisition costs be expensed as incurred, restructuring costs be expensed in periods subsequent to the acquisition date and any adjustments to deferred tax asset valuation allowances and acquired uncertain tax positions after the measurement period be reflected in income tax expense. This standard became effective for us on June 1, 2009. Our accounting for future business combinations will conform to its requirements.

In December 2007, the FASB issued a new standard which established the accounting for and reporting of non-controlling interests (“NCI’s”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. This standard requires, among other items, that NCIs (previously referred to as minority interest) be included in the Consolidated Balance Sheets within equity separate from the parent’s equity; consolidated net income be reported at amounts inclusive of both the parent’s and the NCI’s shares, with disclosure on the face of the Consolidated Statements of Earnings of the amounts attributable to the parent and to the NCIs; changes in a parent’s ownership be treated as an equity transaction; and if a subsidiary is deconsolidated, any retained NCI in the former subsidiary be measured at fair value with gain or loss recognized in net earnings. These provisions are to be applied prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. This standard became effective for us on June 1, 2009 and the presentation and disclosure requirements were applied retrospectively. Other than the change in presentation of non-controlling interests, this adoption did not have a material impact on our Consolidated Financial Statements.

In February 2008, the FASB issued amendments that deferred implementation of the fair value disclosure requirements for certain nonfinancial assets and nonfinancial liabilities, including but not limited to our asset retirement obligations. We adopted this standard on June 1, 2009. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

In November 2008, the FASB issued a standard related to certain equity method investment accounting considerations. The standard indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. This standard became effective for us on June 1, 2009 and will be applied prospectively to transactions occurring on or after June 1, 2009. This adoption did not have a material impact on our Consolidated Financial Statements.

In December 2008, the FASB issued an accounting standard regarding a company’s disclosures about pension and other postretirement benefit plan assets. This standard requires additional disclosures about pension and other postretirement plan assets including a description of how investment allocation decisions are made, major classes of plan assets, valuation techniques used to measure the fair value of plan assets, the impact of measurements using significant unobservable inputs and concentrations of risk. The disclosures required by this standard were effective for us for our fiscal year ending May 31, 2010. The additional disclosures are included in Note 18 to our Consolidated Financial Statements.

In April 2009, the FASB issued an accounting standard which provides guidance on (1) estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly declined and (2) identifying transactions that are not orderly. The standard also amended certain disclosure provisions for fair value measurements to require, among other things, disclosures in interim periods of the inputs and valuation techniques used to measure fair value as well as disclosure of the hierarchy of the source of underlying fair value information on a disaggregated basis by specific major category of investment. We adopted this standard on June 1, 2009. Other than the additional disclosure requirements, this adoption did not have a material impact on our Consolidated Financial Statements.

In April 2009, the FASB issued an accounting standard regarding interim disclosures about fair value of financial instruments. This standard requires interim disclosures regarding the fair value of financial instruments that were previously required only annually and certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. We adopted this standard as of June 1, 2009. Other than the additional disclosure requirements, this adoption did not have a material impact on our Consolidated Financial Statements.

In May 2009, the FASB issued a new accounting standard regarding subsequent events. This standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date and through the date financial statements are issued or are available to be issued. This standard is not expected to significantly change practice because its guidance is similar to that in U.S. auditing literature, on which management relied previously for assessing and disclosing subsequent events. We adopted this standard as of June 1, 2009. In February 2010, the FASB issued ASU No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, that amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. This standard became effective for Mosaic in the third quarter of fiscal year 2010. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”, that provides additional guidance on how companies should measure liabilities at fair value. This ASU applies to all entities that carry liabilities at fair value, including using the fair-value option for their own debt securities or recording an asset retirement obligation. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, an entity may use (1) the quoted price of an identical liability when traded as an asset, (2) the quoted price for similar liabilities or similar liabilities traded as assets, or (3) another valuation technique that is consistent with principles of fair value measurement, such as the income or market approach. The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer. This standard is applicable to our asset retirement obligations. We adopted this standard as of September 1, 2009. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” that amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. The ASU indicates that, under certain circumstances, the fair value of such investments may be determined using net asset value as a practical expedient. The ASU also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. The valuation and disclosure requirements of this ASU are applicable for our defined benefit plan investments as described in Note 18 to our Consolidated Financial Statements and were effective for our fiscal year ending May 31, 2010. The adoption of this ASU did not have a material impact on our Consolidated Financial Statements.

In January 2010, the FASB issued ASU No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification,” that clarifies which transactions are subject to the guidance on decrease in ownership and expands the disclosure requirements for the deconsolidation of a subsidiary or the derecognition of a group of assets. This ASU clarifies that the scope of the decrease in ownership guidance applies to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a non-controlling interest in an entity. This ASU expands the disclosure requirements to include disclosure of the fair value techniques used, the nature of any continuing involvement and whether the transaction was with a related party. This standard became effective for Mosaic in the third quarter of fiscal year 2010 and is retrospectively effective for transactions that occurred after June 1, 2009. Mosaic has not entered into any transactions that result in a decrease in ownership within the scope of this standard. Therefore, the adoption of this standard did not have an impact on our Consolidated Financial Statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures,” that requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. For assets and liabilities that are measured at fair value on a recurring basis, the ASU requires disclosure of significant transfers between Levels 1 and 2, and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers. Significant transfers into each level must be disclosed and discussed separately from transfers out of each level. Significance is judged with respect to earnings, total assets, total liabilities or total equity. An accounting policy must be determined and disclosed as to when transfers between levels are recognized; (1) actual date, (2) beginning of period or (3) end of period. The ASU amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than as a net number. The ASU amends ASC 820 to require fair value measurement disclosures for each class of assets and liabilities and clarifies that a description of the valuation technique and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. The ASU also changes the guidance for employers’ disclosure about pension and other postretirement benefit plan assets to require that they be made for classes of assets instead of major categories. This standard became effective for Mosaic for the fiscal year ending May 31, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for us beginning in the first quarter of fiscal year 2012. Since this standard impacts disclosure requirements only, its adoption did not have a material impact on our Consolidated Financial Statements.

Pronouncements Issued But Not Yet Adopted

In June 2009, the FASB issued an accounting standard (codified in December 2009 as ASU No. 2009-17) that revises the guidance for consolidating variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess consolidation of a variable-interest entity. The revised guidance will significantly affect the overall consolidation analysis under existing accounting literature. Accordingly, we will need to reconsider our previous consolidation conclusions, including whether we are a variable-interest entity’s primary beneficiary, and what type of financial statement disclosures are required. In February 2010, the FASB issued ASU No. 2010-10, “Amendments for Certain Investment Funds”, which clarified that related parties should be considered when evaluating service contracts for determining whether a decision maker or a service provider fee represents a variable interest. These standards are effective for us for interim periods and annual fiscal years beginning in the first quarter of fiscal year 2011. Other than the additional disclosure requirements, this adoption will not have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. These amendments require companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. As a result, the new guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under current requirements. This standard will be effective for us beginning in the first quarter of fiscal year 2012. Early adoption is permitted. We are currently evaluating the requirements of the standard, but would not expect it to have a material impact on our Consolidated Financial Statements.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	May 31
(in millions)	2010	2009
Land	$165.1	$172.6
Mineral properties and rights	2,592.8	2,528.7
Buildings and leasehold improvements	861.6	747.0
Machinery and equipment	3,598.3	3,134.5
Construction in-progress	790.7	520.0

	8,008.5	7,102.8
Less: accumulated depreciation and depletion	2,542.9	2,203.5

	$5,465.6	$4,899.3

Depreciation, depletion and amortization expense was $445.0 million, $360.5 million and $358.1 million for fiscal 2010, 2009 and 2008, respectively. Capitalized interest on major construction projects was $37.3 million, $14.7 million and $11.8 million in fiscal 2010, 2009 and 2008, respectively.

6. EARNINGS PER SHARE

The numerator for diluted earnings per share (“EPS”) is net earnings. The denominator for basic EPS is the weighted-average number of shares outstanding during the period. The denominator for diluted EPS also includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued unless the shares are anti-dilutive.

The following is a reconciliation of the numerator and denominator for the basic and diluted EPS computations:

	Years ended May 31,
(in millions)	2010	2009	2008
Net earnings attributable to Mosaic	$827.1	$2,350.2	$2,082.8

Basic weighted average common shares outstanding	445.1	444.3	442.7
Common stock issuable upon vesting of restricted stock awards	0.3	0.5	0.8
Common stock equivalents	1.2	1.4	2.2

Diluted weighted average common shares outstanding	446.6	446.2	445.7

Net earnings per share attributable to Mosaic—basic	$1.86	$5.29	$4.70
Net earnings per share attributable to Mosaic—diluted	$1.85	$5.27	$4.67

A total of 0.4 million shares and 0.2 million shares of common stock subject to issuance for exercise of stock options for fiscal 2010 and fiscal 2009, respectively, have been excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of our common stock during the period, and therefore, the effect would be anti-dilutive. There were no anti-dilutive shares for fiscal 2008.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income are as follows:

(in millions)	Balance May 31 2007	2008 Change	Balance May 31 2008	2009 Change	Balance May 31 2009	2010 Change	Balance May 31 2010
Cumulative foreign currency translation adjustment, net of tax of $48.6 million in 2010	$448.3	$318.5	$766.8	$(480.0)	$286.8	$97.1	$383.9
Minimum pension liability adjustment	(5.1)	5.1	-	-	-	-	-
Net actuarial gain (loss) and prior service cost, net of tax of $48.5 million in 2010	15.7	8.1	23.8	(52.0)	(28.2)	(66.3)	(94.5)

Accumulated other comprehensive income	$458.9	$331.7	$790.6	$(532.0)	$258.6	$30.8	$289.4

8. CASH FLOW INFORMATION

Supplemental disclosures of cash paid for interest and income taxes and non-cash investing and financing information is as follows:

	Years Ended May 31
(in millions)	2010	2009	2008
Cash paid during the period for:
Interest	$97.3	$105.3	$141.9
Less amount capitalized	37.3	14.7	11.8

Interest, net	$60.0	$90.6	$130.1

Income taxes paid	$488.5	$915.0	$382.8

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for us until the liability is paid. In the period the liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flows is reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow from investing activities. The applicable net change in operating accounts payable that was classified to investing activities on the Consolidated Statements of Cash Flows was $67.2 million, $50.0 million, and $29.5 million for fiscal 2010, 2009, and 2008 respectively.

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES

We have investments in various international and domestic entities and ventures. The equity method of accounting is applied to such investments when the ownership structure prevents us from exercising a controlling influence over operating and financial policies of the businesses. Under this method, our equity in the net earnings or losses of the investments is reflected as equity in net earnings of non-consolidated companies on our Consolidated Statements of Earnings. The effects of material intercompany transactions with these equity method investments are eliminated, including the gross profit on sales to and purchases from our equity-method investments which is deferred until the time of sale to the final third party customer.

A summary of our equity-method investments, which were in operation at May 31, 2010, is as follows:

Entity	Ownership Interest
Gulf Sulphur Services LTD., LLLP	50.00%
River Bend Ag, LLC	50.00%
IFC S.A.	45.00%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.00%
Canpotex Limited	33.33%
Fertifos S.A. (owns 56.65% of Fosfertil S.A.)	33.43%
Fosfertil S.A.	1.32%

The summarized financial information shown below includes all non-consolidated companies carried on the equity method.

	Years ended May 31,
(in millions)	2010	2009	2008
Net sales	$3,617.5	$5,775.6	$4,797.9
Net (loss) earnings	(17.0)	263.7	323.2
Mosaic’s share of equity in net (loss) earnings	(10.9)	100.1	124.0
Total assets	2,290.9	2,612.5	2,983.2
Total liabilities	1,580.0	1,925.6	2,266.5
Mosaic’s share of equity in net assets	259.6	247.0	266.0

The difference between our share of equity in net assets as shown in the above table and the investment in non-consolidated companies as shown on the Consolidated Balance Sheets is due to an excess amount paid over the book value of Fertifos. The excess relates to phosphate rock reserves adjusted to fair value in relation to Fertifos. The excess amount is amortized over the estimated life of the phosphate rock reserve and is net of related deferred income taxes.

Our carrying value of equity method investments is impacted by net earnings and losses, dividends, movements in foreign currency exchange rates as well as other adjustments. In fiscal 2010, 2009 and 2008, Fertifos and Fosfertil had pension and postretirement plan adjustments which resulted in an increase (reduction) of $3.3 million, ($5.2) million and ($1.7) million, respectively, to our equity method investment. See Notes 24 and 25 of our Consolidated Financial Statements for information on the pending sale of investments in Fertifos and Fosfertil and investment in the Miski Mayo Mine, respectively.

We had a 50% interest in Saskferco Products Limited Partnership (the “Partnership”) which sold its wholly-owned subsidiary Saskferco Products ULC (“Saskferco”), a Saskatchewan, Canada-based producer of nitrogen crop nutrients and feed ingredient products. On October 1, 2008, the Partnership and its partners sold their interests in Saskferco for gross proceeds of $1.5 billion, of which we received half. The carrying value for our investment in Saskferco prior to the sale was $63.2 million. The sale resulted in a pre-tax gain of $673.4 million in the second quarter of fiscal 2009, which was recorded as a separate line item in non-operating income in our Consolidated Statements of Earnings.

10. GOODWILL

The changes in the carrying amount of goodwill, by reporting unit, for the years ended May 31, 2010 and 2009, are as follows:

(in millions)	Phosphates	Potash	Total
Balance as of May 31, 2008	$556.2	$1,319.0	$1,875.2
Income tax adjustments	(19.0)	(36.9)	(55.9)
Foreign currency translation	-	(85.2)	(85.2)

Balance as of May 31, 2009	537.2	1,196.9	1,734.1
Foreign currency translation	-	29.1	29.1

Balance as of May 31, 2010	$537.2	$1,226.0	$1,763.2

The Company recorded adjustments to goodwill during fiscal 2009 which related to the reversal of income tax valuation allowances and other purchase accounting adjustments for income tax-related amounts including a revision to our deferred taxes to reflect our ability to claim foreign tax credits. As of May 31, 2010, $214.2 million of goodwill was determined to be tax deductible.

11. FINANCING ARRANGEMENTS

On July 29, 2009, Mosaic entered into a new unsecured three-year revolving credit facility of up to $500 million (the “Mosaic Credit Facility”). The Mosaic Credit Facility replaced our prior senior secured credit facility entered into on February 18, 2005, as amended and restated, that consisted of a revolving facility of up to $450 million (the “Prior Credit Facility”). The Prior Credit Facility and related security interests were terminated contemporaneously with our entry into the Mosaic Credit Facility. Letters of credit outstanding under the Prior Credit Facility in the amount of approximately $21.9 million became letters of credit under the Mosaic Credit Facility. We repaid all other borrowings outstanding under the Prior Credit Facility, consisting of term loans in an aggregate principal amount of approximately $13.1 million, from general corporate funds on July 27, 2009. The maturity date of the Mosaic Credit Facility is July 29, 2012.

Senior Notes

The indenture relating to the 7-3/8% senior notes due 2014 and 7-5/8% senior notes due 2016 (the “Senior Notes”) limited the ability of the Company to make restricted payments, which includes investments, guarantees, and dividends on and redemptions or repurchases of our capital stock. The indenture also contained other covenants and events of default that limited various matters or required the Company to take various actions under specified circumstances. In June and July 2008, three credit rating agencies that rate the Senior Notes upgraded their ratings of the Senior Notes, as well as certain indentures relating to indebtedness of Mosaic Global Holdings Inc., and other unsecured debt to investment grade status.2 As a result, pursuant to the terms of the indenture, most of the restrictive covenants relating to the Senior Notes have fallen away. However, certain restrictive covenants of the Senior Notes, as well as certain indentures relating to indebtedness of Mosaic Global Holdings Inc., continue to apply, including restrictive covenants limiting liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets as well as events of default.

The obligations under the Senior Notes are guaranteed by substantially all of Mosaic’s domestic operating subsidiaries, Mosaic’s subsidiaries that own and operate the Company’s potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which Mosaic owns the guarantors.

Mosaic Credit Facility

The Mosaic Credit Facility is available for revolving credit loans of up to $500 million, swing line loans of up to $20 million and letters of credit of up to $200 million. The Mosaic Credit Facility is intended to serve as our primary senior unsecured bank credit facility to meet the combined liquidity needs of all of our business segments.

The obligations under the Mosaic Credit Facility are guaranteed by substantially all of our domestic subsidiaries that are involved in operating activities, our subsidiaries that own and operate our potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which we own the guarantors. Subsidiaries that are not guarantors generally are other foreign subsidiaries, insignificant domestic subsidiaries and other domestic subsidiaries that are not directly engaged in operating activities.

The Mosaic Credit Facility has cross-default provisions that, in general, provide that a failure to pay principal or interest under any one item of other indebtedness in excess of $50 million or $75 million for multiple items of other indebtedness, or breach or default under such indebtedness that permits the holders thereof to accelerate the maturity thereof, will result in a cross-default.

[2]	A security rating is not a recommendation to buy, sell or hold securities. Although a security rating may be subject to revision or withdrawal at any time by the assigning rating organization, any such revision or withdrawal would not affect the fall-away of the covenants relating to the Senior Notes. Each rating should be evaluated separately from any other rating.

The Mosaic Credit Facility requires Mosaic to maintain certain financial ratios, including a maximum ratio of Total Debt to EBITDA (as defined) as well as a minimum Consolidated Net Worth (as defined) of at least $6.2 billion plus 25% of Consolidated Net Income (as defined) for each fiscal quarter beginning with the fiscal quarter ending August 31, 2009. These covenants effectively limit the amount of dividends and other distributions on Mosaic’s common stock. As of May 31, 2010, the amount that would have been available under these covenants for dividends and other distributions was approximately $2.4 billion.

The Mosaic Credit Facility also contains other events of default and covenants that limit various matters. These events of default include limitations on indebtedness, liens, investments and acquisitions (other than capital expenditures), certain mergers, certain asset sales outside the ordinary course of business and other matters customary for credit facilities of this nature.

Short-Term Debt

Short-term debt consists of the revolving credit facility under the Mosaic Credit Facility, under which there were no borrowings at May 31, 2010, and various other short-term borrowings related to our international distribution business.

(in millions)	Maturity	May 31, 2010 Stated Interest Rates	May 31, 2010	May 31, 2009
PhosChem—revolving facility	12/15/2009	LIBOR + .7%	$-	$26.6
Lines of credit—International and other short-term borrowings	Various	.93% to 10.3%	83.1	66.1

Total short-term debt			$83.1	$92.7

The weighted average interest rates on short-term borrowings were 2.3% and 4.8% as of May 31, 2010 and 2009, respectively.

We had no outstanding borrowings under the Mosaic Credit Facility as of May 31, 2010 or under the Prior Credit Facility as of May 31, 2009. We had outstanding letters of credit that utilized a portion of the amount available for revolving loans or swingline loans under the Mosaic Credit Facility or the Prior Credit Facility of $25.1 million and $21.9 million as of May 31, 2010 and May 31, 2009, respectively. The net available borrowings for revolving loans or swingline loans under the Mosaic Credit Facility or the Prior Credit Facility as of May 31, 2010 and May 31, 2009 were approximately $474.9 million and $428.1 million, respectively. Unused commitment fees under the Mosaic Credit Facility and the Prior Credit Facility accrue at an annual rate of 0.50% and 0.375%, respectively. Unused commitment fees of $2.3 million and $1.5 million were expensed during each of the twelve months ended May 31, 2010 and 2009, respectively.

We had additional outstanding letters of credit of $5.1 million as of May 31, 2010.

On August 11, 2008, PhosChem amended its revolving line of credit, increasing the borrowing limit to $75.0 million through December 31, 2008. After that date it reverted back to the original $55.0 million limit through November 29, 2009, when the line of credit expired. The revolving line of credit was used to support PhosChem’s funding of its purchases of crop nutrients from us and the other PhosChem member and was with recourse to PhosChem but not to Mosaic or its other subsidiaries. The line of credit was secured by PhosChem’s accounts receivable, inventories, deposit accounts and certain other assets. After its expiration in November 2009, PhosChem’s revolving line of credit was not replaced since it was no longer considered necessary. PhosChem paid the remaining debt on February 18, 2010 and the facility is now terminated.

Long-Term Debt, including Current Maturities

Long-term debt primarily consists of term loans, industrial revenue bonds, secured notes, unsecured notes, and unsecured debentures. Long-term debt as of May 31, 2010 and 2009, respectively, consisted of the following:

(in millions)	May 31, 2010 Stated Interest Rate	May 31, 2010 Effective Interest Rate	May 31, 2010 Stated Value	Combination Fair Market Value Adjustment	May 31, 2010 Carrying Value	May 31, 2009 Stated Value	Combination Fair Market Value Adjustment	May 31, 2009 Carrying Value
Term loans	LIBOR + 1.5%-1.75%	4.17%	$-	$-	$-	$13.0	$0.1	$13.1
Industrial revenue bond	7.7%	7.22%	27.1	1.1	28.2	41.0	1.1	42.1
Unsecured notes	7.375% - 7.625%	7.46%	924.8	1.6	926.4	924.8	1.8	926.6
Unsecured debentures	7.3% - 9.45%	7.15%	254.7	4.6	259.3	254.7	5.1	259.8
Capital leases and other	4.0% - 9.93%	7.03%	46.9	-	46.9	58.2	-	58.2

Total long-term debt			1,253.5	7.3	1,260.8	1,291.7	8.1	1,299.8
Less current portion			14.4	0.8	15.2	42.4	0.9	43.3

Total long-term debt, less current maturities			$1,239.1	$6.5	$1,245.6	$1,249.3	$7.2	$1,256.5

In July 2009, when we terminated the Prior Credit Facility, we repaid the term loan facilities that were part of our Prior Credit Facility in an aggregate principal amount of approximately $13.1 million, which was the amount outstanding as of May 31, 2009.

On October 10, 2008 we prepaid $37.9 million of the term loans under the Prior Credit Facility due to a prepayment event as a result of our sale of our investment in Saskferco.

As more fully discussed above, the Mosaic Credit Facility requires us to maintain certain financial ratios, including a leverage ratio. We were not aware of any noncompliance with the provisions of the financial covenants in the Mosaic Credit Facility and the Prior Credit Facility as of May 31, 2010 and May 31, 2009, respectively.

We have industrial revenue bonds which total $28.2 million and $42.1 million as of May 31, 2010 and May 31, 2009, respectively. In November 2009, one of our industrial revenue bonds matured and we repaid $13.8 million. As of May 31, 2010, the remaining industrial revenue bond bears interest at a rate of 7.7%, and matures in 2022. We have several other secured notes which total $8.6 million and $17.7 million as of May 31, 2010 and May 31, 2009, respectively. As of May 31, 2010, the secured notes bear interest rates between 6.92% and 8.94%. The maturity dates range from 2010 to 2014.

Our unsecured notes include the Senior Notes described above, which total $926.4 million and $926.6 million as of May 31, 2010 and May 31, 2009, respectively. The Senior Notes mature in December 2014 and 2016 and are callable in December 2010 at $103.69 and December 2011 at $103.81, respectively. As of May 31, 2010, the unsecured notes bear interest rates between 7.375% and 7.625%.

We have several unsecured debentures which total $259.3 million and $259.8 million as of May 31, 2010 and May 31, 2009, respectively. As of May 31, 2010, the unsecured debentures bear interest rates between 7.3% and 9.45%. The maturity dates range from 2011 to 2028.

The remainder of the long-term debt balance relates to capital leases and fixed asset financings, variable rate loans, and other types of debt. As of May 31, 2010 and May 31, 2009, $38.3 million and $40.1 million, respectively, were outstanding.

On August 1, 2008 we called the remaining $3.5 million of the 10.875% notes due on August 1, 2013 pursuant to the call provisions of such notes.

In fiscal 2009, the aggregate principal amount of our open market purchases of our notes was $29.2 million and the price paid was $26.9 million plus accrued interest, resulting in a discount of $2.3 million.

In fiscal 2009, we recorded a net gain of approximately $2.5 million associated with the above open market purchases, the prepayment of debt related to the sale of our investment in Saskferco and the call of the $3.5 million outstanding principal amount of 10.875% notes due August 1, 2013.

Scheduled maturities of long-term debt are as follows for the periods ending May 31:

(in millions)
2011	$15.2
2012	45.8
2013	0.5
2014	0.7
2015	457.0
Thereafter	741.6

Total	$1,260.8

12. VARIABLE INTEREST ENTITIES

In the normal course of business we interact with various entities that may be VIEs. Typical types of these entities are suppliers, customers, marketers and real estate companies. When determining the primary beneficiary of a VIE, we estimate the future cash flows and performance of the VIE, analyze the variability in those cash flows and allocate the losses and returns among the identified parties holding variable interest. We consider our explicit arrangements and implicit variable interests. If our variable interest absorbs the majority of the variability in the expected losses or the residual returns of the VIE, we are considered the primary beneficiary of the VIE. We identified PhosChem and South Fort Meade Partnership, L.P. (“SFMP”) as VIEs in which we are the primary beneficiary. Therefore, these entities are consolidated within our Phosphates segment. We must reassess the VIE status if there are changes in the entity’s capital structure, activities or assets. The status of PhosChem and SFMP as VIE’s has not changed since the date of the Combination. In addition, we did not identify any additional VIEs in which we hold a significant interest.

The primary beneficiary analysis for PhosChem determined that the members’ contracts with PhosChem to sell product absorbed the majority of the variability. The primary beneficiary determination was made because our share of the sales volume marketed through PhosChem is greater than 50% of the total and, as a result, we would absorb greater than 50% of the expected losses or expected residual returns. The primary beneficiary analysis for SFMP determined that we would absorb greater than 50% of the expected losses or expected residual returns. This is primarily the result of our guaranteed rental and royalty payments to the partnership.

PhosChem is an export association of United States phosphate producers that markets our phosphate products internationally. We, along with the other member, are, subject to certain conditions and exceptions, contractually obligated to reimburse PhosChem for our respective pro rata share of any operating expenses or other liabilities. PhosChem had net sales of $1.6 billion, $2.7 billion and $2.8 billion for the years ended May 31, 2010, 2009 and 2008, respectively, which are included in our consolidated net sales. PhosChem currently funds its operations through ongoing sales receipts. PhosChem previously funded its operations in part through a revolving line of credit, terminated as of February 18, 2010, that was with recourse to PhosChem but not Mosaic or our other subsidiaries under which there were outstanding borrowings of $26.6 million included in short-term debt as of May 31, 2009. The line of credit was secured by PhosChem’s accounts receivable, inventories, deposit accounts and certain other assets. All of these amounts were included in our Consolidated Balance Sheet as of May 31, 2009.

SFMP owns the mineable acres at our South Fort Meade phosphate mine. We have a long-term mineral lease with SFMP which, in general, expires on the earlier of: (i) December 31, 2025, or (ii) the date that we have completed mining and reclamation obligations associated with the leased property. In addition to lease payments, we pay SFMP a royalty on each tonne mined and shipped from the areas that we lease. SFMP had no external sales in fiscal 2010, 2009 and 2008. SFMP funds its operations in part through a fixed rate Senior Secured Note due December 15, 2010, with a balance of $6.7 million and $15.1 million as of May 31, 2010 and May 31, 2009, respectively. These amounts are included in current maturities of long-term debt and long-term debt, less current maturities in our Consolidated Balance Sheets as of May 31, 2010 and 2009.

The carrying amounts and classification of assets and liabilities included in our Consolidated Balance Sheets for these consolidated entities are as follows:

(in millions)	May 31, 2010	May 31, 2009
Current Assets	$161.7	$105.3
Non Current Assets	52.0	56.5

Total Assets	$213.7	$161.8

Current Liabilities	$35.0	$76.6
Non Current Liabilities	-	6.7

Total Liabilities	$35.0	$83.3

13. INCOME TAXES

The provision for income taxes for the years ended May 31 consisted of the following:

(in millions)	2010	2009	2008
Current:
Federal	$85.2	$175.6	$328.9
State	15.8	50.8	41.2
Non-U.S.	194.5	570.2	204.1

Total Current	295.5	796.6	574.2
Deferred:
Federal	(6.4)	(138.3)	210.5
State	6.9	7.8	33.4
Non-U.S.	51.3	(16.8)	(103.2)

Total Deferred	51.8	(147.3)	140.7

Provision for income taxes	$347.3	$649.3	$714.9

The components of earnings from consolidated companies before income taxes, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

(in millions)	2010		2009		2008
United States earnings	$598.1		$1,192.5		$2,059.9
Non-U.S. earnings	591.6		1,713.2		622.5

Earnings from consolidated companies before income taxes	$1,189.7		$2,905.7		$2,682.4

Computed tax at the federal statutory rate of 35%	35.0%		35.0%		35.0%
State and local income taxes, net of federal income tax benefit	1.3%		1.4%		1.9%
Percentage depletion in excess of basis	(10.5%	)	(6.6%	)	(4.9%	)
Foreign tax credit	-		-		(2.3%	)
Non-U.S. income and withholding taxes	(1.1%	)	(10.5%	)	2.0%
Impact of change in Canadian tax rates	-		-		(1.3%	)
Change in valuation allowance	4.5%		3.6%		(2.3%	)
Other items (none in excess of 5% of computed tax)	-		(0.6%	)	(1.4%	)

Effective tax rate	29.2%		22.3%		26.7%

The fiscal 2010 effective tax rate reflects a $53.0 million expense related to a valuation allowance on certain non-U.S. deferred tax assets, which included $23.1 million relating to the agreement with Vale S.A. and its subsidiaries (“Vale”) for the anticipated sale of our investments in Fertifos and Fosfertil, and our Cubatão, Brazil facility.

The fiscal 2009 effective tax rate reflects a benefit of $282.7 million related to foreign tax credits associated with a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. In addition, the effective tax rate reflects the impact of $106.0 million related to a valuation allowance on certain non-U.S. deferred tax assets.

During fiscal 2008, increased U.S. profits resulted in our ability to claim foreign tax credits, which resulted in a one-time benefit of $62.2 million. Also during fiscal 2008, the Canadian government approved legislation to reduce the Canadian federal corporate tax rate. The impact of this law change reduced the net deferred tax liabilities and resulted in fiscal 2008 income tax benefits of $34.0 million, net of the impact of a reduced foreign tax credit in the U.S.

We have no intention of remitting certain undistributed earnings of non-U.S. subsidiaries aggregating $1.3 billion as of May 31, 2010, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

(in millions)	2010	2009
Deferred tax liabilities:
Depreciation and amortization	$(456.8)	$(407.7)
Depletion	(464.5)	(443.9)
Partnership tax bases differences	(107.1)	(90.5)
Undistributed earnings of non-U.S. subsidiaries	(215.8)	(213.3)
Other liabilities	(79.6)	(95.9)

Total deferred tax liabilities	$(1,323.8)	$(1,251.3)
Deferred tax assets:
Alternative minimum tax credit carryforwards	$219.2	$161.9
Capital loss carryforwards	7.7	8.2
Foreign tax credit carryforwards	477.0	482.1
Net operating loss carryforwards	156.9	126.9
Post-retirement and post-employment benefits	80.6	51.7
Reclamation and decommissioning accruals	193.7	198.9
Other assets	232.3	283.5

Subtotal	1,367.4	1,313.2
Valuation allowance	(157.1)	(115.6)

Net deferred tax assets	1,210.3	1,197.6

Net deferred tax liabilities	$(113.5)	$(53.7)

We have certain Canadian entities that are taxed in both Canada and the U.S. As a result, we have deferred tax balances for both jurisdictions. As of fiscal 2010, these deferred taxes are offset by approximately $253.9 million of foreign tax credits included within our depreciation and depletion components of deferred tax liabilities.

In fiscal 2009, we recognized deferred tax liabilities of $213.3 million primarily associated with our decision not to indefinitely reinvest undistributed foreign earnings outside the U.S. related to the sale of our investment in Saskferco.

As of May 31, 2010, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $219.2 million, net operating losses of $549.3 million, capital losses of $23.2 million, and foreign tax credits of $477.0 million. These carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of our net operating loss carryforwards relate to Brazil and can be carried forward indefinitely but are limited to 30 percent of taxable income each year. The foreign tax credits have expiration dates ranging from fiscal 2016 through fiscal 2019. To fully utilize our foreign tax credit carryforwards we will need taxable income of approximately $3 billion in the U.S.

Valuation Allowance

For the fiscal year ended 2010 and 2009, the valuation allowance increased $41.5 million and $109.0 million, respectively, and for fiscal 2008 the valuation allowance was reduced by $310.0 million. In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. During fiscal 2010, we determined that it was more likely than not that we would not realize certain non-U.S. deferred tax assets of $53.0 million which was reflected in income tax expense.

During the fourth quarter of fiscal 2008, we determined that our valuation allowance against certain non-U.S. deferred tax assets recorded in prior fiscal years was not required. A reduction of the majority of non-U.S. valuation allowance of approximately $30.0 million was recorded as a reduction to income tax expense.

Uncertain Tax Positions

As of May 31, 2010, we had $228.8 million of uncertain tax positions. If recognized, approximately $127.1 million of that amount would affect our income tax expense in future periods. It is expected that the amount of uncertain tax positions will change in the next twelve months; however the change cannot reasonably be estimated.

(in millions)
Gross uncertain tax positions as of May 31, 2009	$200.1
Gross increases:
Prior year tax positions	9.8
Current year tax positions	21.3
Gross decreases:
Prior year tax positions	(1.4)
Settlements	(4.3)
Currency translation	3.3

Gross uncertain tax positions as of May 31, 2010	$228.8

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax expense. Interest and penalties accrued in our Consolidated Balance Sheets at May 31, 2010 and May 31, 2009 are $40.5 million and $39.5 million, respectively, and are included in other noncurrent liabilities in the Consolidated Balance Sheets.

We operate in multiple tax jurisdictions, both within the United States and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

We are currently under audit by the U.S. Internal Revenue Service for fiscal years 2007 and 2008, and the Canadian Revenue Agency for fiscal years 2001 through 2008. Based on the information available, we do not anticipate significant changes to our unrecognized tax benefits as a result of these examinations.

During the third quarter of fiscal year 2009, the Internal Revenue Service concluded its audit for fiscal years 2004 to 2006. This audit did not result in significant changes in our unrecognized tax benefits.

14. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

We recognize ARO’s in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount of the liability can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred with a corresponding increase in the carrying amount of the related long lived asset. We depreciate the tangible asset over its estimated useful life. Our legal obligations related to asset retirement require us to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate ore reserves; (ii) treat low pH process water in phosphogypsum management systems to neutralize acidity; (iii) close and monitor phosphogypsum management systems at our Florida and Louisiana facilities at the end of their useful lives; (iv) remediate certain other conditional obligations; and (v) remove all surface structures and equipment, plug and abandon mine shafts, contour and revegetate, as necessary, and monitor for five years after closing our Carlsbad, New Mexico facility. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

A reconciliation of our AROs is as follows:

	May 31,
(in millions)	2010	2009
Asset retirement obligations, beginning of year	$530.7	$515.6
Liabilities incurred	27.1	68.4
Liabilities settled	(67.6)	(102.2)
Accretion expense	29.6	34.4
Revisions in estimated cash flows	6.1	14.5

Asset retirement obligations, end of year	525.9	530.7
Less current portion	83.1	112.9

	$442.8	$417.8

We also have unrecorded AROs that are conditional upon a certain event. These AROs generally include the removal and disposition of non-friable asbestos. The most recent estimate of the aggregate cost of these AROs, expressed in 2010 dollars, is approximately $30 million. We have not recorded a liability for these conditional AROs as of May 31, 2010 because we do not currently believe there is a reasonable basis for estimating a date or range of dates for demolition of these facilities. In reaching this conclusion, we considered the historical performance of each facility and have taken into account factors such as planned maintenance, asset replacements and upgrades which, if conducted as in the past, can extend the physical lives of our facilities indefinitely. We also considered the possibility of changes in technology, risk of obsolescence, and availability of raw materials in arriving at our conclusion.

15. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to the impact of fluctuations in the relative value of currencies, the impact of fluctuations in the purchase prices of natural gas and ammonia consumed in operations, changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity and freight prices, but not for speculative purposes.

Foreign Currency Derivatives3—We periodically enter into derivatives contracts in order to reduce our foreign currency exchange rate risk. We use forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such

[3]	For additional disclosures about fair value measurement of derivative instruments, see Note 16, Fair Value Measurements.

derivates can create additional earnings volatility because we do not use hedge accounting. We hedge certain of these risks through forward contracts and zero-cost collars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures. Our Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile & Futures Exchange—and also enter into forward contracts to hedge foreign currency risk. Effective June 1, 2010, they began hedging a portion of their currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada. Our other foreign locations also use forward contracts to reduce foreign currency risk.

Commodity Derivatives3—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of certain of our product inputs. Our commodity derivatives contracts primarily relate to purchases of natural gas and ammonia. We use forward purchase contracts, swaps, and three-way collars to reduce these risks. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

Freight Derivatives3—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of our freight. We use forward freight agreements to reduce the risk and variability of related price changes in freight. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

As of May 31, 2010, the following is the total absolute notional volume associated with our outstanding derivative instruments:

(in millions of Units) Instrument	Derivative Category	Unit of Measure	May 31, 2010
Foreign Currency Derivatives	Foreign Currency	US Dollars	326.9
Natural Gas Derivatives	Commodity	MMbtu	24.6
Ocean Freight Contracts	Freight	Tonnes	3.9

Our foreign currency exchange contracts, commodities contracts, and freight contracts do not qualify for hedge accounting under U.S. GAAP; therefore, unrealized gains and losses are recorded in the Consolidated Statements of Earnings. Unrealized gains and losses on foreign currency exchange contracts related to inventory purchases, commodities contracts and certain forward freight agreements are recorded in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gain or (loss) on foreign currency exchange contracts used to hedge changes in our financial position are included in the foreign currency transaction loss line in the Consolidated Statements of Earnings. Below is a table that shows the unrealized gains and (losses) on derivative instruments related to foreign currency exchange contracts, commodities contracts, and freight:

(in millions) Derivative Instrument		Years ended May 31,
	Location	2010	2009
Foreign Currency Derivatives	Cost of Goods Sold	$(6.9)	$3.3
Foreign Currency Derivatives	Foreign Currency Transaction Gain (Loss)	30.6	(31.6)
Commodity Derivatives	Cost of Goods Sold	79.6	(132.9)
Freight Derivatives	Cost of Goods Sold	-	(5.0)

[3]	For additional disclosures about fair value measurement of derivative instruments, see Note 16, Fair Value Measurements.

The gross fair market value of all derivative instruments and their location in our Consolidated Balance Sheets are shown by those in an asset or liability position and are further categorized by foreign currency, commodity, and freight derivatives.

(in millions)	Asset Derivatives (a)		Liability Derivatives (a)
Derivative Instrument	Location	May 31, 2010	Location	May 31, 2010
Foreign Currency Derivatives	Other current assets	$3.1	Accrued liabilities	$(3.8)
Commodity Derivatives	Other current assets	0.6	Accrued liabilities	(11.9)
Commodity Derivatives	Other assets	0.2	Other noncurrent liabilities	(1.4)
Freight Derivatives	Other current assets	9.0	Accrued liabilities	(4.4)

Total		$12.9		$(21.5)

(in millions)	Asset Derivatives (a)		Liability Derivatives (a)
Derivative Instrument	Location	May 31, 2009	Location	May 31, 2009
Foreign Currency Derivatives	Other current assets	$11.8	Accrued liabilities	$(35.0)
Commodity Derivatives	Other current assets	6.9	Accrued liabilities	(94.2)
Commodity Derivatives	Other assets	1.3	Other noncurrent liabilities	(5.2)
Freight Derivatives	Other current assets	4.6	Accrued liabilities	(0.1)

Total		$24.6		$(134.5)

(a)	In accordance with U.S. GAAP the above amounts are disclosed at gross fair value and the amounts recorded on the Consolidated Balance Sheets are presented on a net basis when permitted.

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that require us to post collateral. These provisions also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on May 31, 2010, was $17.7 million. We have not posted cash collateral in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on May 31, 2010, we would be required to post an additional $17.7 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

Counterparty Credit Risk

We enter into foreign exchange and certain commodity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

16. FAIR VALUE MEASUREMENTS

Effective June 1, 2008, we prospectively adopted the new fair value measurement standard, codified in ASC 820 Fair Value Measurements and Disclosures, with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. In February 2008, the FASB issued amendments that deferred implementation of the fair value disclosure requirements for certain nonfinancial assets and nonfinancial liabilities for one year. Effective June 1, 2009, we prospectively adopted the remaining aspects of the fair value measurement relative to nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis, which include our long-lived assets, goodwill and ARO. Effective March 1, 2010, we adopted the provisions of ASU 2010-06, Fair Value Measurement and Disclosures, which enhanced certain disclosures but did not have a significant effect on our Consolidated financial statements.

The fair value standard eliminates the deferral of gains and losses at inception associated with certain derivative contracts whose fair value was not evidenced by observable market data. The impact of this change in accounting for derivative contracts is required to be recorded as an adjustment to opening retained earnings in the period of adoption. We did not have any deferred gains or losses at inception of derivative contracts and therefore no adjustment to opening retained earnings was made upon adoption.

Under the standard, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in Mosaic’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

We determine the fair market values of our derivative contracts and certain other assets based on the fair value hierarchy described below, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value.

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents assets and liabilities included in our Consolidated Balance Sheets that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value. The assets and liabilities are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The lowest level of input is considered Level 3. Mosaic’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

(in millions)	May 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
Foreign currency derivatives	$3.2	$1.0	$2.2	$-
Freight derivatives	9.0	-	-	9.0

Total assets at fair value	$12.2	$1.0	$2.2	$9.0

Liabilities
Foreign currency derivatives	$3.9	$-	$3.9	$-
Commodity derivatives	12.5	-	12.5	-
Freight derivatives	4.4	-	-	4.4

Total liabilities at fair value	$20.8	$-	$16.4	$4.4

Following is a summary of the valuation techniques for assets and liabilities recorded in our Consolidated Balance Sheets at fair value on a recurring basis:

Foreign Currency Derivatives—The foreign currency derivative instruments that we currently use are forward contracts, zero-cost collars, and futures, which typically expire within one year. Valuations are based on exchange-quoted prices, which are classified as Level 1. Some of the valuations are adjusted by a forward yield curve or interest rates. In such cases, these derivative contracts are classified within Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold or foreign currency transaction (gain) loss.

Commodity Derivatives—The commodity contracts primarily relate to natural gas and ammonia. The commodity derivative instruments that we currently use are forward purchase contracts, swaps, and three-way collars. The natural gas contracts settle using NYMEX futures or AECO price indexes, which represent fair value at any given time. The contracts’ maturities are for future months and settlements are scheduled to coincide with anticipated gas purchases during those future periods. Quoted market prices from NYMEX and AECO are used to determine the fair value of these instruments. These market prices are adjusted by a forward yield curve and are classified within Level 2. The ammonia contracts settle using exchange-quoted prices. Quoted market prices are used to determine the fair value of these instruments; however, the market for this commodity is thinly traded exchanges and is not considered to create a liquid market in which quoted prices are readily available and we therefore classify these contracts in Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold.

Freight Derivatives—The freight derivatives that we currently use are forward freight agreements. We estimate fair market values based on exchange-quoted prices, adjusted for differences in local markets. These differences are generally valued using inputs from broker quotations. Therefore, these contracts are classified in Level 2. Certain ocean freight derivatives are traded in less active markets with less availability of pricing information and require internally-developed inputs that might not be observable in or corroborated by the market. These contracts are classified within Level 3. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold.

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31,
	2010		2009
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$2,523.0	$2,523.0	$2,703.2	$2,703.2
Accounts receivable, including Cargill receivables	614.8	614.8	597.6	597.6
Accounts payable trade, including Cargill payables	566.7	566.7	383.6	383.6
Short-term debt	83.1	83.1	92.7	92.7
Long-term debt, including current portion	1,260.8	1,352.7	1,299.8	1,237.1

For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt, including long-term debt due Cargill, is estimated using a present value method based on current interest rates for similar instruments with equivalent credit quality.

17. GUARANTEES AND INDEMNITIES

We enter into various contracts that include indemnification and guarantee provisions as a routine part of our business activities. Examples of these contracts include asset purchase and sale agreements, surety bonds, financial assurances to regulatory agencies in connection with reclamation and closure obligations, commodity sale and purchase agreements, and other types of contractual agreements with vendors and other third parties. These agreements indemnify counterparties for matters such as reclamation and closure obligations, tax liabilities, environmental liabilities, litigation and other matters, as well as breaches by Mosaic of representations, warranties and covenants set forth in these agreements. In many cases, we are essentially guaranteeing our own performance, in which case the guarantees do not fall within the scope of the accounting and disclosures requirements under U.S. GAAP.

Our material guarantees and indemnities are as follows:

Guarantees to Brazilian Financial Parties. From time to time, we issue guarantees to financial parties in Brazil for certain amounts owed the institutions by certain customers of Mosaic. The guarantees are for all or part of the customers’ obligations. In the event that the customers default on their payments to the institutions and we would be required to perform under the guarantees, we have in most instances obtained collateral from the customers. We monitor the nonperformance risk of the counterparties and have noted no specific concerns regarding their ability to perform on their obligations. The guarantees generally have a one-year term, but may extend up to two years or longer depending on the crop cycle, and we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2010, we have estimated the maximum potential future payment under the guarantees to be $94.7 million. The fair value of our guarantees is immaterial to the Consolidated Financial Statements as of May 31, 2010 and May 31, 2009.

Other Indemnities. Our maximum potential exposure under other indemnification arrangements can range from a specified dollar amount to an unlimited amount, depending on the nature of the transaction. Total maximum potential exposure under these indemnification arrangements is not estimable due to uncertainty as to whether claims will be made or how they will be resolved. We do not believe that we will be required to make any material payments under these indemnity provisions.

Because many of the guarantees and indemnities we issue to third parties do not limit the amount or duration of our obligations to perform under them, there exists a risk that we may have obligations in excess of the amounts described above. For those guarantees and indemnities that do not limit our liability exposure, we may not be able to estimate what our liability would be until a claim is made for payment or performance due to the contingent nature of these arrangements.

18. PENSION PLANS AND OTHER BENEFITS

We sponsor pension and postretirement benefits through a variety of plans including defined benefit plans, defined contribution plans, and postretirement benefit plans. In addition, we are a participating employer in Cargill’s defined benefit pension plans. We reserve the right to amend, modify, or terminate the Mosaic sponsored plans at any time, subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), prior agreements and our collective bargaining agreements.

In accordance with the merger and contribution agreement related to the Combination, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to us. Prior to the Combination, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and then charges them to us. The amount that Cargill may charge to us for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. As of May 31, 2010, the aggregate amount remaining under this agreement that may be charged to us is $11 million. This cap does not apply to the costs associated with certain active union participants who continue to earn service under Cargill’s pension plan.

Costs charged to us for the former CCN employees’ pension expense were $1.1 million for each of fiscal 2010 and 2009 and $2.6 million for fiscal 2008, respectively.

Defined Benefit Plans

We sponsor two defined benefit pension plans in the U.S. and four plans in Canada. We assumed these plans from IMC on the date of the Combination. Benefits are based on different combinations of years of service and compensation levels, depending on the plan. The U.S. salaried and non-union hourly plan provides benefits to employees who were IMC employees prior to January 1998. In addition, the plan, as amended, accrues no further benefits for plan participants, effective March 2003. The U.S. union pension plan provides benefits to union employees. Certain U.S. union employees were given the option and elected to participate in a defined contribution retirement plan in January 2004, in which case their benefits were frozen under the U.S. union pension plan. Other represented employees with certain unions hired on or after June 2003 are not eligible to participate in the U.S. union pension plan. The Canadian pension plans consist of two plans for salaried and non-union hourly employees, which are closed to new members, and two plans for union employees.

Certain of the U.S. union pension plans and benefit accruals were frozen effective December 31, 2007 and December 31, 2008, and replaced with defined contribution retirement plans. We continue to fund the accumulated benefit obligations existing as of December 31, 2007 and December 31, 2008, but accrue no further benefit obligations under the plans. We concluded that there was no financial impact of the curtailment.

Generally, contributions to the U.S. plans are made to meet minimum funding requirements of ERISA, while contributions to Canadian plans are made in accordance with Pension Benefits Acts instituted by the provinces of Saskatchewan and Ontario. Certain employees in the U.S. and Canada, whose pension benefits exceed Internal Revenue Code and Canada Revenue Agency limitations, respectively, are covered by supplementary non-qualified, unfunded pension plans.

Postretirement Medical Benefit Plans

We provide certain health care benefit plans for certain retired employees (“Retiree Health Plans”). The Retiree Health Plans may be either contributory or non-contributory and contain certain other cost-sharing features such as deductibles and coinsurance. The Retiree Health Plans are unfunded.

The U.S. retiree medical program for certain salaried and non-union retirees age 65 and over was terminated effective January 1, 2004. The retiree medical program for salaried and non-union hourly retirees under age 65 will end at age 65. The retiree medical program for certain active salaried and non-union hourly employees was terminated effective April 1, 2003. Coverage changes and termination of certain post-65 retiree medical benefits also were effective April 1, 2003. We also provide retiree medical benefits to union hourly employees. Pursuant to a collective bargaining agreement, certain represented employees hired after June 2003 are not eligible to participate in the retiree medical program. Retiree medical benefits were eliminated for certain active union employees.

Canadian postretirement medical plans are available to retired salaried employees. Under our Canadian postretirement medical plans, all Canadian active salaried employees are eligible for coverage upon retirement. There are no retiree medical benefits available for Canadian union hourly employees.

Our U.S. retiree medical program provides a benefit to our U.S. retirees that is at least actuarially equivalent to the benefit provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D). Because our plan is more generous than Medicare Part D, it is considered at least actuarially equivalent to Medicare Part D and the U.S. government provides a subsidy to the Company.

In March 2010, the Patient Protection and Affordable Care Act and a reconciliation measure, the Health Care and Education Reconciliation Act of 2010, (“Act”) were signed into law. The Act contained a provision that eliminated certain annual and lifetime limits on the dollar value of benefits. On June 17, 2010 the Department of the Treasury, the Department of Labor, and the Department of Health and Human Services published guidance in the Federal Register stating, in effect, that the lifetime and annual benefit limits under the Act do not apply to plans that cover only retirees. As of May 31, 2010, we had a plan that contained both active employees and retirees. Therefore, we included the impacts of the Act in our calculation of the accumulated post-retirement benefit obligation (“APBO”). The Act increased our APBO by approximately $40 million with an offset to accumulated other comprehensive income and increased our fiscal 2010 expense by approximately $1.2 million. On June 30, 2010, we approved and communicated the separation of our plans. Therefore, in fiscal 2011 we will remeasure our APBO including the provisions of the plan amendment thereby reducing our APBO by approximately $42 million with the offset to accumulated other comprehensive income. In addition, this Plan amendment is reflected in our disclosures of estimated future net periodic benefit costs, estimated future payments and adjustments and estimated future contributions.

Accounting for Pension and Postretirement Plans

We adopted the new defined benefit pension and postretirement measurement date guidance as of June 1, 2008. Prior to fiscal 2009, we used a measurement date as of February 28. The adoption required us to record a $0.5 million reduction to retained earnings, a $36.3 million reduction of other non-current liabilities, a $12.5 million reduction to deferred tax assets and a $24.3 million increase to opening accumulated other comprehensive income.

The year-end status of the North American plans was as follows:

	Pension Plans		Postretirement Benefit Plans
(in millions)	2010	2009	2010	2009
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$524.7	$580.5	$80.0	$108.9
Service cost	3.7	3.9	0.7	0.6
Interest cost	37.3	34.8	5.5	6.1
Plan amendments	3.0	-	(19.6)	-
Actuarial loss (gain)	89.7	(45.5)	38.2	(14.8)
Currency fluctuations	6.1	(17.4)	0.3	(1.0)
Settlement gain	-	-	-	(12.7)
Employee contribution	-	-	0.2	0.2
Benefits paid	(29.0)	(29.1)	(5.6)	(6.7)
Adjustment for change in measurement date	-	(2.5)	-	(0.6)

Projected benefit obligation at end of year	$635.5	$524.7	$99.7	$80.0

Change in plan assets:
Fair value at beginning of year	$468.5	$526.4	$-	$-
Currency fluctuations	5.8	(15.7)	-	-
Actual return	71.6	(104.3)	-	-
Company contribution	5.5	85.9	5.4	19.2
Employee contribution	-	-	0.2	0.2
Benefits paid	(29.0)	(29.1)	(5.6)	(6.7)
Other distributions	-	-	-	(12.7)
Asset adjustment due to change in measurement date	-	5.3	-	-

Fair value at end of year	$522.4	$468.5	$-	$-

Funded status of the plans at May 31	$(113.1)	$(56.2)	$(99.7)	$(80.0)

Amounts recognized in the consolidated balance sheets:
Noncurrent assets	$-	$4.1	$-	$-
Current liabilities	(0.7)	(0.7)	(8.0)	(10.1)
Noncurrent liabilities	(112.4)	(59.6)	(91.7)	(69.9)
Amounts recognized in accumulated other comprehensive (income) loss
Prior service cost/(credit)	$9.6	$0.2	$(8.9)	$0.3
Actuarial (gain)/loss	121.4	69.2	23.5	(22.3)

The accumulated benefit obligation for the defined benefit pension plans was $629.0 million and $519.2 million as of May 31, 2010 and 2009, respectively.

The components of net annual periodic benefit costs and other amounts recognized in other comprehensive income include the following components:

(in millions)	Pension Plans			Postretirement Benefit Plans
Net Periodic Benefit Cost	2010	2009	2008	2010	2009	2008
Service cost	$3.7	$3.9	$7.0	$0.7	$0.6	$0.9
Interest cost	37.3	34.8	32.1	5.5	6.1	6.3
Expected return on plan assets	(41.2)	(39.5)	(38.7)	-	-	-
Amortization of:
Prior service cost/(credit)	1.5	-	-	(17.3)	-	-
Actuarial (gain)/loss	0.1	(3.7)	-	(0.8)	(0.5)	-

Net periodic (income) cost	1.4	(4.5)	0.4	(11.9)	6.2	7.2
Settlement gain	-	-	-	-	(2.0)	-
Curtailment gain	-	-	-	-	-	-

Net periodic benefit (income) cost	$1.4	$(4.5)	$0.4	$(11.9)	$4.2	$7.2

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Prior service cost (credit) recognized in other comprehensive income	$1.6	$-	$-	$(2.3)	$-	$-
Net actuarial loss (gain) recognized in other comprehensive income	59.1	101.1	(8.8)	39.0	(12.4)	(10.5)

Total recognized in other comprehensive income	$60.7	$101.1	$(8.8)	$36.7	$(12.4)	$(10.5)
Total recognized in net periodic benefit cost and other comprehensive income	$62.1	$96.6	$(8.4)	$24.8	$(8.2)	$(3.3)

The estimated net actuarial gain (loss) and prior service cost for the pension plans and postretirement plans that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2011 is $(7.8) million and $3.0 million, respectively.

The following estimated benefit payments, which reflect estimated future service, as adjusted to reflect the aforementioned plan amendment on June 30, 2010, are expected to be paid by the related plans in the fiscal years ending May 31:

(in millions)	Pension Plans Benefit Payments	Other Postretirement Plans Benefit Payments	Medicare Part D Adjustments
2011	33.8	7.7	0.7
2012	34.5	7.8	0.8
2013	36.4	7.6	0.8
2014	37.9	7.4	0.8
2015	40.3	6.9	0.8
2016-2020	225.4	24.1	2.4

In fiscal 2011, we need to contribute cash of at least $24.4 million to the pension plans to meet minimum funding requirements. Also in fiscal 2011, we anticipate contributing cash of $7.7 million to the postretirement medical benefit plans to fund anticipated benefit payments. These amounts have been adjusted to reflect the plan amendment on June 30, 2010.

Plan Assets and Investment Strategies

The Company’s overall investment strategy is to obtain sufficient return and provide adequate liquidity to meet the benefit obligations of our pension plans. Investments are made in public securities to ensure adequate liquidity to support benefit payments. Domestic and international stocks and bonds provide diversification to the portfolio. Our pension plan weighted-average asset allocations as of May 31, 2010 and 2009 and the target by asset class are as follows:

US Pension Plan Assets	2010 Target	Plan Assets as of May 31, 2010	2009 Target	Plan Assets as of May 31, 2009
Asset Category
U.S. equity securities	10.0%	9.0%	10.0%	11.0%
Non-U.S. equity securities	5.0%	5.0%	5.0%	6.0%
Real estate	5.0%	4.0%	5.0%	5.0%
Fixed income	75.0%	79.0%	75.0%	75.0%
Private equity	5.0%	3.0%	5.0%	3.0%

Total	100.0%	100.0%	100.0%	100.0%

Canadian Pension Plan Assets	2010 Target	Plan Assets as of May 31, 2010	2009 Target	Plan Assets as of May 31, 2009
Asset Category
Canadian equity securities	22.0%	25.0%	22.0%	26.0%
U.S. equity securities	24.0%	26.0%	24.0%	25.0%
Non-U.S. equity securities	15.0%	15.0%	15.0%	16.0%
Fixed income	30.0%	29.0%	30.0%	28.0%
Private equity	9.0%	5.0%	9.0%	5.0%

Total	100.0%	100.0%	100.0%	100.0%

For the U.S. plans, the Company utilizes an asset allocation policy that seeks to maintain a fully-funded plan status under the Pension Protection Act (PPA) of 2006. As such, the primary investment objective beyond accumulating sufficient assets to meet future benefit obligation is to monitor and manage the liabilities of the plan to better insulate the portfolio from changes in interest rates that are impacting the liabilities. This requires an interest rate hedging program to reduce the sensitivity in the plan’s funded status and having a portion of the Plan’s assets invested in return-seeking strategies. Currently, our policy includes a 75% allocation to fixed income and 25% to return-seeking strategies. The U.S. pension plans’ benchmark of the return-seeking strategies is currently comprised of the following indices and their respective weightings: 36% Russell 1000, 8% Russell 2000, 20% MSCI EAFE Net, 4% MSCI EM Net, 20% NCREIF Open-End Diversified Core Equity Fund. The benchmark for the fixed income strategies are comprised of 61% Barclays Long Gov/Credit, 4% Barclays US Strips, and 35% Barclays US Long Credit.

For the Canadian pension plan the investment objectives for the pension plans’ assets are as follows: (i) achieve a nominal annualized rate of return equal to or greater than the actuarially assumed investment return over ten to twenty-year periods; (ii) achieve an annualized rate of return of the Consumer Price Index plus 5% over ten to twenty-year periods; (iii) realize annual, three and five-year annualized rates of return consistent with or in excess of specific respective market benchmarks at the individual asset class level; and (iv) achieve an overall return on the pension plans’ assets consistent with or in excess of the total fund benchmark, which is a hybrid benchmark customized to reflect the trusts’ asset allocation and performance objectives. The Canadian pension plans’ benchmark is currently comprised of the following indices and their respective weightings: 17% S&P/TSX 300, 5% equally weighted blend of Nesbitt Burns and S&P/TSX Small Cap indices, 24% S&P 500, 9% equally weighted blend of Cambridge Venture and Private Equity indices, 8% MSCI World ex-US, 7% MSCI EMF and 30% Scotia Capital Bond Index.

During 2010 the Company completed an asset/liability study for the Canadian pension plans in an effort to select an appropriate asset allocation that will assess the potential impacts on funding. These studies resulted in the Company selecting an asset allocation policy that seeks to maintain an appropriate allocation to return seeking assets and an interest rate management strategy. This new policy will be implemented in fiscal year 2011 and was included in our long term rate of return for our Canadian plans.

A significant amount of the assets are invested in funds that are managed by a group of professional investment managers. These funds are mainly commingled funds. Performance is reviewed by management monthly by comparing the funds’ return to benchmark with an in depth quarterly review presented to the Pension Investment Committee. We do not have any significant concentrations of credit risk or industry sectors within the plan assets. Assets may be indirectly invested in Mosaic stock, but any risk related to this investment would be immaterial due to the insignificant percentage of the total pension assets that would be invested in Mosaic stock.

Fair Value Measurements of Plan Assets

The following tables provide fair value measurement, by asset class of the Company’s defined benefit plan assets for both the U.S. and Canadian plans (see Note 16 for a description of the fair value hierarchy methodology):

(in millions)	May 31, 2010
US Pension Plan Assets	Total	Level 1	Level 2	Level 3
Asset Category
Cash	$-	$-	$-	$-
Equity securities
U.S.	32.1	-	32.1	-
International	17.4	-	17.4	-
Real estate	11.5	-	-	11.5
Fixed income (a)	262.6	-	262.6	-
Private equity funds (b)	8.3	-	-	8.3

Total assets at fair value	$331.9	$-	$312.1	$19.8

(a)

This class includes several funds that invest in approximately 21% of U.S. federal government debt securities, 7% of other governmental securities, 4% of foreign entity debt securities and 68% of corporate debt securities.

(b)	This class includes several private equity funds that invest in U.S. and European corporations and financial institutions.

(in millions)	May 31, 2010
Canadian Pension Plan Assets	Total	Level 1	Level 2	Level 3
Asset Category
Cash	$2.2	$2.2	$-	$-
Equity securities
Canadian	48.3	-	48.3	-
U.S.	49.0	-	49.0	-
Non-U.S. international	28.9	-	28.9	-
Fixed income (a)	54.7	-	54.7	-
Private equity funds (b)	7.4	-	-	7.4

Total	$190.5	$2.2	$180.9	$7.4

(a)

This class consists of a fund that invests in approximately 36% of Canadian federal government debt securities, 27% of Canadian provincial government securities, 26% of Canadian corporate debt securities and 11% of foreign entity debt securities.

(b)	This class includes several private equity funds that invest in U.S. and international corporations.

Equity securities and fixed income investments for both the U.S and Canadian plans are held in common/collective funds valued at the net asset value (NAV) as determined by the fund managers, and generally have daily liquidity. NAV is based on the fair value of the underlying assets owned by the funds, less liabilities, and divided by the number of units outstanding. Private equity funds are valued at NAV as determined by the fund manager and have liquidity restrictions based on the nature of the underlying investments.

The following table provides a reconciliation of our plan assets measured at fair value using significant unobservable inputs (Level 3) for the year ended May 31, 2010:

(in millions)	U.S. Pension Assets	Canadian Pension Assets
Balance as of June 1, 2009	$22.2	$7.7
Net realized and unrealized gains/(losses)	(2.3)	(0.3)
Purchases, issuances, settlements, net	(0.1)	-
Transfers in/out of Level 3	-	-

Balance as of May 31, 2010	$19.8	$7.4

Rates and Assumptions

The approach used to develop the discount rate for the pension and postretirement plans is commonly referred to as the yield curve approach. A hypothetical yield curve using the top yielding quartile of available high quality bonds is matched against the projected benefit payment stream. Each category of cash flow of the projected benefit payment stream is discounted back using the respective interest rate on the yield curve. Using the present value of projected benefit payments a weighted-average discount rate is derived.

The approach used to develop the expected long-term rate of return on plan assets combines an analysis of historical performance, the drivers of investment performance by asset class, and current economic fundamentals. For returns, we utilized a building block approach starting with inflation expectations and added an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations of the U.S. Treasury real yield curve.

The assumptions used to determine benefit obligations for fiscal 2010 and 2009 are based on a measurement date of May 31, while the fiscal 2008 assumptions are based on a measurement date of February 28. Weighted average assumptions used to determine benefit obligations were as follows:

	Pension Plans			Postretirement Benefit Plans
	2010	2009	2008	2010	2009	2008
Discount rate	5.61%	7.16%	6.26%	5.71%	6.73%	5.87%
Expected return on plan assets	6.92%	6.92%	7.78%	-	-	-
Rate of compensation increase	4.00%	4.00%	4.00%	-	-	-

The assumptions used to determine net benefit cost for fiscal 2010 and 2009 are based on a measurement date of May 31 while the fiscal 2008 assumptions are based on a measurement date of February 28. Weighted-average assumptions used to determine net benefit cost were as follows:

	Pension Plans			Postretirement Benefit Plans
	2010	2009	2008	2010	2009	2008
Discount rate	7.16%	6.57%	5.48%	6.73%	6.45%	5.51%
Expected return on plan assets	6.92%	6.93%	7.79%	-	-	-
Rate of compensation increase	4.00%	4.00%	3.50%	-	-	-

Assumed health care trend rates used to measure the expected cost of benefits covered by the plans were as follows:

	2010	2009	2008
Health care cost trend rate assumption for the next fiscal year	9.25%	10.00%	9.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2015	2015	2013

Assumed health care cost trend rates have an effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect:

	2010		2009		2008
(in millions)	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease
Total service and interest cost	$0.1	$(0.1)	$0.1	$(0.1)	$0.2	$(0.2)
Postretirement benefit obligation	2.6	(2.4)	2.3	(2.2)	1.4	(1.2)

Defined Contribution Plans

The Mosaic Investment Plan (“Investment Plan”) permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. In fiscal 2010 and 2009, we matched 100% of the first 3% of the participant’s contributed pay plus 50% of the next 3% of the participant’s contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee’s age and eligible pay. In accordance with plan amendments effective

January 1, 2007 participants are generally vested in the non-elective employer contributions after three years of service. Prior to January 1, 2007 vesting schedules in the non-elective employer contributions were generally over five years of service. In addition, a discretionary feature of the plan allows the Company to make additional contributions to employees. Effective January 1, 2005, certain former employees of Cargill who were employed with Mosaic on January 1, 2005 became eligible for the Investment Plan, and a portion of the Cargill Partnership Plan assets were transferred to the Investment Plan.

The Mosaic Union Savings Plan (“Savings Plan”) was established pursuant to collective bargaining agreements with certain unions. Mosaic makes contributions to the defined contribution retirement plan based on the collective bargaining agreements. The Savings Plan is the primary retirement vehicle for newly hired employees covered by certain collective bargaining agreements. Effective April 1, 2005 certain former collectively bargained employees of Cargill who were employed with Mosaic on April 1, 2005 became eligible for the Savings Plan and a portion of the Cargill Investment Plan assets were transferred to the Savings Plan.

The expense attributable to the Investment Plan and Savings Plan was $24.0 million, $24.1 million and $22.9 million in fiscal 2010, 2009 and 2008, respectively.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year. We also sponsor one mandatory union plan in Canada. Benefits in these plans vest after two years of consecutive service.

19. SHARE-BASED PAYMENTS

We sponsor one share-based compensation plan. The Mosaic Company 2004 Omnibus Stock and Incentive Plan (the “Omnibus Plan”), which was approved by shareholders and became effective October 20, 2004 and amended on October 4, 2006 and October 8, 2009, permits the grant of shares and share options to employees for up to 25 million shares of common stock. The Omnibus Plan provides for grants of stock options, restricted stock, restricted stock units, and a variety of other share-based and non-share-based awards. Our employees, officers, directors, consultants, agents, advisors, and independent contractors, as well as other designated individuals, are eligible to participate in the Omnibus Plan. Mosaic settles stock option exercises and restricted stock units with newly issued common shares. The Compensation Committee of the Board of Directors administers the Omnibus Plan subject to its provisions and applicable law.

In the fourth quarter of fiscal 2008, we amended our restricted stock unit participant agreements for outstanding grants made in 2006 and 2007 to certain executive officers and certain other officers to provide that the restricted stock units vest immediately upon death or disability but do not vest upon retirement.

Restricted stock units are issued to various employees, officers and directors at a price equal to the market price of our stock at the date of grant. The fair value of restricted stock units is equal to the market price of our stock at the date of grant. Restricted stock units generally cliff vest after three or four years of continuous service. Restricted stock units are expensed by us on a straight-line basis over the required service period, based on the estimated grant date fair value of the award net of estimated forfeitures, and the related share-based compensation is recognized in the Consolidated Statements of Earnings.

Stock options are granted with an exercise price equal to the market price of our stock at the date of grant and have a ten-year contractual term. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option valuation model. Stock options granted to date vest either after three years of continuous service (cliff vesting) or in equal annual installments in the first three years following the date of grant (graded vesting). Stock options are expensed by us on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant, net of estimated forfeitures.

Assumptions used to calculate the fair value of stock options in each period are noted in the following table. Expected volatilities were based on the combination of our and IMC’s historical six-year volatility of common stock. The expected term of the options is calculated using the simplified method described in SAB 110 under which the Company can take the midpoint of the vesting date and the full contractual term. The risk-free interest rate is based on the U.S. Treasury rate at the time of the grant for instruments of comparable life. We did not anticipate payment of dividends at the date of grant until fiscal 2009. A summary of the assumptions used to estimate the fair value of stock option awards is as follows:

	Years ended May 31,
	2010	2009	2008
Weighted average assumptions used in option valuations:
Expected volatility	60.5%	45.0%	40.5%
Expected dividend yield	0.4%	0.2%	-
Expected term (in years)	6.0	6.0	6.0
Risk-free interest rate	3.01%	3.40%	4.63%

We recorded share-based compensation expense, net of forfeitures, of $23.4 million for fiscal 2010 and 2009, and $18.5 million for fiscal 2008. The tax benefit related to share-based compensation expense was $8.4 million for fiscal 2010 and 2009, and $6.6 million for fiscal 2008.

A summary of our stock option activity during fiscal 2010 is as follows:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of June 1, 2009	3.4	$25.98	6.6	$109.0
Granted	0.4	52.73
Exercised	(0.7)	16.78
Canceled	-	-

Outstanding as of May 31, 2010	3.1	$30.84	6.2	$62.9

Exercisable as of May 31, 2010	2.4	$22.31	5.6	$61.9

The weighted-average grant date fair value of options granted during fiscal 2010, 2009 and 2008 was $29.78, $58.98 and $18.87, respectively. The total intrinsic value of options exercised during fiscal 2010, 2009 and 2008 was $25.3 million, $22.4 million and $151.0 million, respectively.

A summary of the status of our restricted stock units as of May 31, 2010, and changes during fiscal 2010, is presented below:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Restricted stock units as of June 1, 2009	0.7	$30.11
Granted	0.2	52.42
Issued and canceled	(0.5)	17.55

Restricted stock units as of May 31, 2010	0.4	$54.40

As of May 31, 2010, there was $11.2 million of total unrecognized compensation cost related to options and restricted stock units granted under the Omnibus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.3 years. The total fair value of options vested in fiscal 2010 and 2009 was $12.1 million and $14.8 million, respectively.

Cash received from options exercised under all share-based payment arrangements for fiscal 2010, 2009 and 2008 was $12.5 million, $4.6 million and $57.2 million, respectively. In fiscal 2010, 2009 and 2008 we received a tax benefit for tax deductions from options of $17.9 million, $19.0 million and $54.7 million, respectively.

20. COMMITMENTS

We lease certain plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases, some of which include rent payment escalation clauses, with lease terms ranging from one to ten years. In addition to minimum lease payments, some of our office facility leases require payment of our proportionate share of real estate taxes and building operating expenses.

We have long-term agreements for the purchase of sulfur which is used in the production of phosphoric acid. We also have long-term agreements for the purchase of ammonia which is used with phosphoric acid to produce DAP and monoammonium phosphate fertilizer (“MAP”) in our Phosphates business. We have long-term agreements for the purchase of natural gas, which is a significant raw material, used in the solution mining process in our Potash segment and used in our phosphate concentrates plants. We also have agreements for capital expenditures primarily in our Potash segments related to our expansion projects. The commitments included in the table below are based on market prices as of May 31, 2010.

A schedule of future minimum long-term purchase commitments, based on May 31, 2010 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2010 follows:

(in millions)	Purchase Commitments	Operating Leases
2011	$1,116.1	$39.5
2012	138.5	29.5
2013	29.4	23.0
2014	9.0	16.6
2015	7.1	8.5
Subsequent years	14.2	13.6

	$1,314.3	$130.7

Rental expense for fiscal 2010, 2009 and 2008 amounted to $74.0 million, $66.5 million and $58.0 million, respectively. Purchases made under long-term commitments were $1.3 billion, $2.1 billion and $3.1 billion for fiscal 2010, 2009, and 2008, respectively.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members’ cash receipts from the export associations.

Under a contract (the “PCS Tolling Contract”) with Potash Corporation of Saskatchewan Inc. (“PCS”), our wholly-owned subsidiary, Mosaic Potash Esterhazy Limited Partnership (“Mosaic Esterhazy”), mines and refines PCS’ potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs. The contract provides that PCS may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of PCS, but only to the extent PCS has not received all of its available reserves under the contract. Based on our then-current calculations, in May 2009, we informed PCS that we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the contract after April 2009 and, therefore, our obligation to supply potash to PCS would expire by the end of August 2010, and that we would cease delivery of product following that date. Our calculations assumed PCS would continue to take 1.1 million tonnes annually under the contract (which is the volume PCS elected to take for calendar 2009) and that our then-current mining plans and conditions would remain unchanged. Although we are in the process of updating our calculation of the expected expiration date of the contract to reflect PCS’ refusal to take delivery in calendar 2009 of almost 0.9 million tonnes of potash that it ordered under the contract, as well as PCS’ election to take 0.9 million tonnes of potash under the contract in calendar 2010 and other relevant factors, we believe that at current delivery rates our obligation to supply potash to PCS will expire in calendar 2011.

PCS has filed a lawsuit against us contesting our basis and timing for termination of the contract and alleging damages based on our historical mining practices. We filed a counterclaim against PCS alleging that it invalidly declared force majeure due to the global financial and credit crisis in April 2009 which seeks damages in an unspecified amount, including damages resulting from PCS’ failure to pay its pro rata portion of operating costs we incurred during the period in which PCS did not take product. We believe the allegations in PCS’ lawsuit are without merit. We have included a further description of the lawsuit under “Esterhazy Potash Mine Tolling Contract Disputes” in Note 21. After expiration of the contract or during other periods to the extent we are not fully utilizing the capacity to satisfy our obligations under the contract, the productive capacity at our Esterhazy mine otherwise used to satisfy our obligations under the contract is available to us for sales to any of our customers at then-current market prices.

For fiscal 2010, 2009 and 2008, total revenue under this contract was $66.1 million, $106.3 million and $91.4 million, respectively.

Under a long-term contract that extends through 2011 with a third party customer, we supply approximately 0.2 million tonnes of potash annually. In addition, we supply approximately 0.2 million tonnes of salt on an annual basis to a customer under a long-term contract that extends through 2013. As of the date of the Combination, these contracts reflected below market prices and we recorded a fair value adjustment that is being amortized into sales over the life of the contracts. As of May 31, 2010, the amount remaining to be amortized was $37.8 million. For fiscal 2010, 2009 and 2008, the amortization of the fair value adjustment increased net sales by $12.6 million, $17.2 million and $19.4 million, respectively.

We incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. The surety bonds generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. As of May 31, 2010, we had $180.3 million in surety bonds outstanding, of which $149.7 million is for mining reclamation obligations in Florida and $30.6 million is for other matters.

21. CONTINGENCIES

We have described below judicial and administrative proceedings to which we are subject.

Environmental Matters

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with appropriate governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $26.2 million and $27.6 million as of May 31, 2010 and 2009, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

Hutchinson, Kansas Sinkhole. In January 2005, a sinkhole developed at a former IMC salt solution mining and steam extraction facility in Hutchinson, Kansas. Under Kansas Department of Health and Environment (“KDHE”) oversight, we completed measures to fill and stabilize the sinkhole and provided KDHE information regarding our continuous monitoring of the sinkhole as well as steps taken to ensure its long term stability. At KDHE’s request, we then investigated the potential for subsidence or collapse at approximately 30 former salt solution mining wells at the property, some of which are in the vicinity of nearby residential properties, railroads and roadways. Subsequently, we entered into an agreement with KDHE and the City of Hutchinson with respect to measures to address risks presented by the former wells. The primary measures include our purchase of a number of homes in the Careyville development that is adjacent to the Hutchinson, Kansas facility in order to create a buffer between the former wells and residential property, our installation of an early detection monitoring system and well stability investigation along the railroad tracks, and the City of Hutchinson’s closure of a road. We have purchased or entered into agreements to purchase most of the homes required to create the buffer. We do not expect that the costs related to these matters will have a material impact on our business or financial condition in excess of amounts accrued. If further subsidence were to occur at the existing sinkhole, additional sinkholes were to develop, KDHE were to request additional measures to address risks presented by the former wells or further investigation at the site reveals additional subsidence or sinkhole risk, it is possible that we could be subject to additional claims from governmental agencies or other third parties that could exceed established accruals, and it is possible that the amount of any such claims could be material.

In a related matter, on January 6, 2010, eleven residents of the Careyville development filed a lawsuit against one of our subsidiaries, Vigindustries Inc., in the District Court of Reno County, Kansas. We subsequently removed the lawsuit to the United States District Court for the District of Kansas. The lawsuit alleges diminution in property values as a result of the operation and subsequent maintenance of the solution mines and the actions taken to address risks allegedly presented by the former salt solution mining wells at the Hutchinson, Kansas facility. The lawsuit was filed on behalf of the named plaintiffs and a putative class of property owners within the Careyville development. The lawsuit seeks damages in unspecified amounts for personal and property injuries, costs and attorneys’ fees, and unspecified equitable relief. We believe that the allegations in this case are without merit and intend to defend vigorously against them. We do not believe this lawsuit will have a material effect on our results of operations, liquidity or capital resources.

EPA RCRA Initiative. In 2003, the U.S. Environmental Protection Agency (“EPA”) Office of Enforcement and Compliance Assurance announced that it would be targeting facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” As part of its initiative, EPA has inspected all or nearly all facilities in the U.S. phosphoric acid production sector to ensure compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA’s inspections, our Bartow and Green Bay, Florida facilities and our Uncle Sam and Faustina, Louisiana facilities have entered into consent orders to perform analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment. We are finalizing similar orders for our New Wales, Riverview, and South Pierce, Florida facilities.

We have received Notices of Violation (“NOVs”) from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006) and Bartow (September 2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and has referred the NOVs to the U.S. Department of Justice (“DOJ”) for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to most of the allegations in the NOVs, including but not limited to previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We have met several times with the DOJ and EPA to discuss potential resolutions to this matter. In addition to seeking various changes to our operations, the DOJ and EPA have expressed a desire to obtain financial assurances for the closure of phosphogypsum management systems which may be significantly more stringent than current requirements in Florida or Louisiana. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If it cannot, we intend to vigorously defend these matters in any enforcement actions that may be pursued. As part of a comprehensive settlement, or should we fail in our defense in any enforcement actions, we could incur substantial capital and operating expenses to modify our facilities and operating practices relating to the handling of process water, and we could also be required to pay significant civil penalties.

We have established accruals to address the estimated cost of implementing the related consent orders at our Florida and Louisiana facilities and the minimum estimated amount that will be incurred in connection with the NOVs discussed above. We cannot at this stage of the discussions predict whether the costs incurred as a result of the EPA’s RCRA initiative, the consent orders, or the NOVs will have a material effect on our business or financial condition.

EPA Clean Air Act Initiative. In August 2008, we attended a meeting with the EPA and DOJ at which we reiterated our responses to an August 2006 request from EPA under Section 114 of the Federal Clean Air Act (the “CAA”) for information and copies of records relating to compliance with National Emission Standards for Hazardous Air Pollutants for hydrogen fluoride (the “NESHAP”) at our Riverview, New Wales, Bartow, South Pierce and Green Bay facilities in Florida. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

EPA EPCRA Initiative. In July 2008, the DOJ sent a letter to major U.S. phosphoric acid manufacturers, including us, stating that the EPA’s ongoing investigation indicates apparent violations of Section 313 of the Emergency Planning and Community Right-to-Know Act (“EPCRA”) at their phosphoric acid manufacturing facilities. Section 313 of EPCRA requires annual reports to be submitted with respect to the use or presence of certain toxic chemicals. DOJ and EPA also stated that they believe that a number of these facilities have violated

Section 304 of EPCRA and Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) by failing to provide required notifications relating to the release of hydrogen fluoride from the facilities. The letter did not identify any specific violations by us or assert a demand for penalties against us. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Florida Sulfuric Acid Plants. On April 8, 2010, the EPA Region 4 submitted an administrative subpoena to us under Section 114 of the CAA regarding compliance of our Florida sulfuric acid plants with the “New Source Review” requirements of the CAA. The request received by Mosaic appears to be part of a broader EPA national enforcement initiative focusing on sulfuric acid plants. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana. In Florida and Louisiana, we are required to comply with financial assurance regulatory requirements to provide comfort to the government that sufficient funds will be available for the ultimate closure and post-closure care of our phosphogypsum management systems. The estimated discounted net present value of our liabilities for such closure and post-closure care are included in our AROs, which are discussed in Note 14 to the Consolidated Financial Statements. In contrast, the financial assurance requirements in Florida and Louisiana are based on the undiscounted amounts of our liabilities in the event we were no longer a going concern. These financial assurance requirements can be satisfied without the need for any expenditure of corporate funds to the extent our financial statements meet certain balance sheet and income statement financial strength tests. In the event that we were unable to satisfy these financial strength tests in the future, we must utilize alternative methods of complying with the financial assurance requirements or could be subject to enforcement proceedings brought by relevant governmental agencies. Potential alternative methods of compliance include negotiating a consent decree that imposes alternative financial assurance or other conditions or, alternatively, providing credit support in the form of cash escrows, surety bonds from insurance companies, letters of credit from banks, or other forms of financial instruments or collateral to satisfy the financial assurance requirements.

We currently meet the applicable financial strength tests in both Florida and Louisiana. There can be no assurance that we will be able to continue to comply with the financial strength tests in either state; however, assuming we maintain our current levels of liquidity and capital resources, we do not expect that compliance with current or alternative requirements will have a material effect on our results of operations, liquidity or capital resources.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party’s conduct on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, certain of our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. Our remedial liability from these sites, alone or in the aggregate, currently is not expected to have a material effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties.

Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. Potential indemnification is not considered in our established accruals.

Phosphate Mine Permitting in Florida

As a large mining company, denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial delays in issuing the permits, legal actions that prevent us from relying on permits or revocation of permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels or increase our costs in the future.

The Altman Extension of the Four Corners Mine. Following extensive administrative proceedings before, and litigation against, the Manatee County Board of County Commissioners (the “Manatee County Board”), in December 2008 we entered into a settlement agreement (the “Settlement Agreement”) with Manatee County pursuant to which, in January and February 2009, the Manatee County Board granted all approvals necessary from Manatee County to begin mining the Altman Extension (the “Altman Extension”) of our Four Corners phosphate rock mine in central Florida.

On February 17, 2009, Sierra Club, Inc. (the “Sierra Club”), Joseph Rehill, John Korvick, Mary Sheppard and Manasota-88, Inc. (“Manasota-88”) brought a lawsuit in the Manatee County Circuit Court alleging procedural defects by the Manatee County Board in its approval of the Settlement Agreement and the Manatee County Board’s subsequent approvals that permit us to begin mining the Altman Extension. The lawsuit was against Manatee County and Mosaic Fertilizer, LLC (“Mosaic Fertilizer”) and sought a writ of certiorari invalidating the Manatee County Board approvals. In November 2009, the court denied the writ of certiorari. The plaintiffs have appealed that decision. We believe this suit is without merit and intend to defend vigorously against it. We do not anticipate that this suit will adversely affect our future mining plans for the Altman Extension.

The Army Corps of Engineers (the “Corps”) issued a federal wetlands permit for the Altman Extension in May 2008. The Sierra Club, Manasota-88, Gulf Restoration Network, Inc. and People for Protecting Peace River, Inc. (“People for Protecting Peace River”) sued the Corps in the United States District Court for the Middle District of Florida seeking to vacate our permit to mine the Altman Extension. In October 2008, the Corps suspended the permit. After we furnished additional information to the Corps and the Corps completed its additional review, the permit was reinstated in May 2009. The lawsuit, which had been stayed during the period of the permit suspension, has been reactivated and our motion to intervene was granted. Mining on the Altman Extension has commenced and is continuing. We expect that the permit will be upheld and that mining will continue in the ordinary course of business.

The Hardee County Extension of the South Fort Meade Mine. The mining reserves of our South Fort Meade phosphate rock mine in central Florida straddle the county line between Polk and Hardee Counties. Mining has occurred and will continue in Polk County. We have applied to extend the mine into Hardee County. The FDEP issued a Notice of Intent to issue the environmental resources permit in June 2008. Lee County and Sarasota County challenged the permit. In December 2008, a state Administrative Law Judge (“ALJ”) issued an order recommending that the FDEP issue the necessary permits for us to mine the Hardee County extension (the “Hardee County Extension”) of the South Fort Meade mine. The ALJ found in our favor on every issue in the case. The Secretary of the FDEP issued its Final Order accepting the ALJ’s findings in February and issued the final permit in March 2009. The Lee County Board of County Commissioners appealed the permit to the Second District Court of Appeal, and on March 2, 2010, the Second District Court of Appeal affirmed the permit. The time for Lee County to file further appeals has expired and this matter is now concluded.

Delays in receiving a federal wetlands permit from the Corps impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, the Sierra Club, People for Protecting Peace River and Manasota 88 filed a lawsuit against the Corps in the United States District Court for the Middle District of Florida, Jacksonville Division, contesting the Corps’ issuance of the federal wetlands permit, alleging that the issuance of the permit by the Corps violates the substantive and procedural requirements of the Clean Water Act (the “CWA”), the National Environmental Policy Act (“NEPA”) and the Endangered Species Act (the “ESA”), and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law, in violation of the Administrative Procedure Act (the “APA”). Plaintiffs’ complaint asserts that the permit authorizes the destruction of 534 acres of wetlands, and 56,661 linear feet of streams that are associated with the headwaters of the several creeks and rivers that drain into the Charlotte Harbor, Florida, estuary; that mining for phosphate has a devastating impact on the local environment; that nevertheless, and despite concerns raised by the EPA, the Corps determined that NEPA did not require preparation of an Environmental Impact Statement, refused to hold a public hearing and downplayed the cumulative effects of our South Fort Meade mine and other mines. Relief sought in the complaint includes a declaration that the Corps violated its statutory and regulatory duties under the CWA, NEPA, ESA and APA; a temporary restraining order (“TRO”), and preliminary permanent injunctions requiring the Corps to rescind the permit; and enjoining the Corps from reissuing the permit until the Corps has complied with its statutory and regulatory duties under the CWA, NEPA, ESA and APA. On July 1, 2010, the court issued a TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. We anticipate receiving a ruling from the court on the motion for preliminary injunction prior to the expiration of the TRO. We believe that the plaintiffs’ claims are without merit and intend to vigorously defend the Corps issuance of the federal wetlands permit for the Hardee County Extension.

Without the federal wetlands permit for the Hardee County Extension, mining at the South Fort Meade mine cannot continue without adverse consequences. Three of the mine’s four draglines that are used to extract phosphate rock have exhausted available reserves in Polk County and are now idled awaiting access to the new reserves in Hardee County. The remaining dragline is engaged in minimal phosphate rock extraction from low-yield reserves. Output from the single remaining dragline cannot economically support the operating costs of the mine.

Accordingly, on July 12, 2010, we issued a conditional notice under the federal Worker and Retraining Notification Act (the “WARN Act”) to 221 mine employees advising them that in 60 days our South Fort Meade mine may close indefinitely. The WARN Act notices were necessary because of the 60 day notice period required by law prior to layoffs of affected employees, if the court grants a preliminary injunction preventing disturbance of the waters of the United States until a trial is held to decide the merits of the lawsuit. Should a preliminary injunction not be entered by the court, work will continue on the Hardee County Extension and the WARN Act notices will be allowed to expire without any layoffs occurring.

If a preliminary injunction is entered by the court and mining of the Hardee County Extension is not permitted, we expect that we will need to shut down, in whole or in part, mining activities at the South Fort Meade mine for an indefinite period of time, resulting in significant costs to suspend operations and idle plant costs. In addition, our Phosphates segment’s other mining operations are currently operating at or near capacity with no opportunity for meaningful production increases. The annual production of concentrated phosphates from the phosphate rock production that may be lost from the South Fort Meade mine is estimated to be almost 3.2 million tonnes. Accordingly, loss of production from the South Fort Meade mine could also adversely impact the operation of our concentrated phosphate plants, with operating rates and sales volumes potentially impacted as early as the fourth quarter of fiscal 2011 and potential further layoffs of employees. In addition to the loss of production of phosphate rock and concentrated phosphates, we anticipate that a preliminary injunction could result in the indefinite closure or significant reduction of production at our concentrated phosphates plants, causing additional layoffs and significant costs and other potential adverse effects on us.

In addition to adverse effects on us, our employees, and the state and local economies, a loss of production from the South Fort Meade mine would also cause a dramatic reduction in annual U.S. phosphate rock production, which could ultimately influence global fertilizer markets, creating product shortages and potential price increases, and could play a significant role in causing another spike in agricultural commodity prices similar to market conditions in 2008.

While we intend to explore possibilities for mitigating the adverse effects if the court issues a preliminary injunction, our ability to successfully develop and implement mitigation plans is uncertain, and we expect that an interruption to the production at the South Fort Meade mine could significantly affect our future results of operations and reduce our future cash flows from operations, and, in the longer term, potentially adversely affect our liquidity and capital resources.

Potash Antitrust Litigation

On September 11, 2008, separate complaints (together, the “September 11, 2008 Cases”) were filed in the United States District Courts for the District of Minnesota (the “Minn-Chem Case”) and the Northern District of Illinois (the “Gage’s Fertilizer Case”), on October 2, 2008 another complaint (the “October 2, 2008 Case”) was filed in the United States District Court for the Northern District of Illinois, and on November 10, 2008 and November 12, 2008, two additional complaints (together, the “November 2008 Cases” and collectively with the September 11, 2008 Cases and the October 2, 2008 Case, the “Direct Purchaser Cases”) were filed in the United States District Court for the Northern District of Illinois by Minn-Chem, Inc., Gage’s Fertilizer & Grain, Inc., Kraft Chemical Company, Westside Forestry Services, Inc. d/b/a Signature Lawn Care, and Shannon D. Flinn, respectively, against The Mosaic Company, Mosaic Crop Nutrition, LLC and a number of unrelated defendants that allegedly sold and distributed potash throughout the United States. On November 13, 2008, the plaintiffs in the cases in the United States District Court for the Northern District of Illinois filed a consolidated class action complaint against the defendants, and on December 2, 2008 the Minn-Chem Case was consolidated with the Gage’s Fertilizer Case. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Direct Purchaser Cases. The amended consolidated complaint added Thomasville Feed and Seed, Inc., as a named plaintiff, and was filed on behalf of the named plaintiffs and a purported class of all persons who purchased potash in the United States directly from the defendants during the period July 1, 2003 through the date of the amended consolidated complaint (“Class Period”). The amended consolidated complaint generally alleges, among other matters, that the defendants: conspired to fix, raise, maintain and stabilize the price at which potash was sold in the United States; exchanged information about prices, capacity, sales volume and demand; allocated market shares, customers and volumes to be sold; coordinated on output, including the limitation of production; and fraudulently concealed their anticompetitive conduct. The plaintiffs in the Direct Purchaser Cases generally seek injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants’ alleged combination or conspiracy to unreasonably restrain trade and commerce in violation of Section 1 of the Sherman Act. The plaintiffs also seek costs of suit, reasonable attorneys’ fees and pre-judgment and post-judgment interest.

On September 15, 2008, separate complaints were filed in the United States District Court for the Northern District of Illinois by Gordon Tillman (the “Tillman Case”); Feyh Farm Co. and William H. Coaker Jr. (the “Feyh Farm Case”); and Kevin Gillespie (the “Gillespie Case;” the Tillman Case and the Feyh Farm Case together with the Gillespie case being collectively referred to as the “Indirect Purchaser Cases;” and the Direct Purchaser Cases together with the Indirect Purchaser Cases being collectively referred to as the “Potash Antitrust Cases”). The defendants in the Indirect Purchaser Cases are generally the same as those in the Direct Purchaser Cases. On November 13, 2008, the initial plaintiffs in the Indirect Purchaser Cases and David Baier, an additional named plaintiff, filed a consolidated class action complaint. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Indirect Purchaser Cases. The factual allegations in the amended consolidated complaint are substantially identical to those summarized above with respect to the Direct Purchaser Cases. The amended consolidated complaint in the Indirect Purchaser Cases was filed on behalf of the named plaintiffs and a purported class of all persons who indirectly purchased potash products for end use during the Class Period in the United States, any of 20 specified states and the District of Columbia defined in the consolidated complaint as “Indirect Purchaser States,” any of 22 specified states and the District of Columbia defined in the consolidated complaint as “Consumer Fraud States”, and/or 48 states and the District of Columbia and Puerto Rico defined in the consolidated complaint as “Unjust Enrichment States.” The plaintiffs generally sought injunctive relief and to recover unspecified amounts of damages, including treble damages for violations of the antitrust laws of the Indirect Purchaser States where allowed by law, arising from defendants’ alleged continuing agreement, understanding, contract, combination and conspiracy in restraint of trade and commerce in violation of Section 1 of the Sherman Act, Section 16 of the Clayton Act, the antitrust, or unfair competition laws of the Indirect Purchaser States and the consumer protection and unfair competition laws of the Consumer Fraud States, as well as restitution or disgorgement of profits, for unjust enrichment under the common law of the Unjust Enrichment States, and any penalties, punitive or exemplary damages and/or full consideration where permitted by applicable state law. The plaintiffs also seek costs of suit and reasonable attorneys’ fees where allowed by law and pre-judgment and post-judgment interest.

On June 15, 2009, we and the other defendants filed motions to dismiss the complaints in the Potash Antitrust Cases. On November 3, 2009, the court granted our motions to dismiss the complaints in the Indirect Purchaser Cases except (a) for plaintiffs residing in Michigan and Kansas, claims for alleged violations of the antitrust or unfair competition laws of Michigan and Kansas, respectively, and (b) for plaintiffs residing in Iowa, claims for alleged unjust enrichment under Iowa common law. The court denied our and the other defendants’ other motions to dismiss the Potash Antitrust Cases, including the defendants’ motions to dismiss the claims under Section 1 of the Sherman Act for failure to plead evidentiary facts which, if true, would state a claim for relief under that section. The court, however, stated that it recognized that the facts of the Potash Antitrust Cases present a difficult question under the pleading standards enunciated by the U.S. Supreme Court for claims under Section 1 of the Sherman Act, and that it would consider, if requested by the defendants, certifying the issue for interlocutory appeal. On January 13, 2010, at the request of the defendants, the court issued an order certifying for interlocutory appeal the issues of (i) whether an international antitrust complaint states a plausible cause of action where it alleges parallel market behavior and opportunities to conspire; and (ii) whether a defendant that sold product in the United States with a price that was allegedly artificially inflated through anti-competitive activity involving foreign markets, engaged in ‘conduct involving import trade or import commerce’ under applicable law. On March 17, 2010, the United States Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) agreed to hear the defendants’ interlocutory appeal. The parties have filed their appellate briefs with the Seventh Circuit, and the court heard oral arguments from the parties on June 3, 2010.

We believe that the allegations in the Potash Antitrust Cases are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

MicroEssentials® Patent Lawsuit

On January 9, 2009, John Sanders and Specialty Fertilizer Products, LLC filed a complaint against Mosaic, Mosaic Fertilizer, Cargill, Incorporated and Cargill Fertilizer, Inc. in the United States District Court for the Western District of Missouri. The complaint alleges that our production of MicroEssentials® SZ, one of several types of the MicroEssentials® value-added ammoniated phosphate crop nutrient products that we produce, infringes on a patent held by the plaintiffs since 2001. Plaintiffs have since asserted that other MicroEssentials® products also infringe the patent. Plaintiffs seek to enjoin the alleged infringement and to recover an unspecified amount of damages and attorneys’ fees for past infringement. We filed an answer to the complaint responding that MicroEssentials® does not infringe the plaintiffs’ patent and that the plaintiffs’ patent is invalid. Following a hearing on March 17, 2010, at which the court construed plaintiffs’ patent in such a manner that our MicroEssentials® products would not infringe the patent, the plaintiffs agreed to dismiss their claims with prejudice, subject to a right to appeal the dismissal. The time for plaintiffs to appeal has not yet expired, and we expect that the plaintiffs will appeal.

We believe that the plaintiffs’ allegations are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

Esterhazy Potash Mine Tolling Contract Disputes

On or about May 27, 2009, PCS filed a lawsuit against Mosaic Esterhazy in the Queen’s Bench Judicial Centre of Saskatoon, Saskatchewan, following our notice to PCS, described more fully in Note 20, that, based on our then-current calculations, we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the contract after April 2009. In general terms, the lawsuit contests our basis and timing for termination of the PCS Tolling Contract; asserts that PCS’ rights to potash under the contract will not expire until at least 2012, and potentially later at current delivery rates; alleges that our notice is a threatened repudiation of the contract and would convert PCS’ reserves to our use; and asserts that the value of the potash at issue exceeds $1 billion. The lawsuit also alleges that we breached our contractual obligation to engage in good mining practices, resulting in saturated brine inflows in portions of our Esterhazy mine, which allegedly reduced the extraction ratio of potash from the mine. The lawsuit further claims that, if our Esterhazy mine were to flood, we could convert the mine to a solution mine and that, under such circumstances, we would be able to extract a greater portion of the reserves and that PCS would accordingly be entitled to additional potash under the PCS Tolling Contract. The lawsuit requests orders from the court declaring the amount of potash that PCS has a right to receive under the PCS Tolling Contract; that we deliver that amount of potash to PCS on a timely basis in accordance with the PCS Tolling Contract; restraining us from ceasing delivery of potash to PCS until a final order is issued by the court; and awarding damages to PCS for any conversion of PCS’ reserves and our alleged threatened repudiation of the contract, as well as costs, pre- and post-judgment interest and such further relief as the court may allow.

In June 2009, we filed a statement of defense against PCS’ claims as well as a counterclaim against PCS. In our statement of defense, we generally denied the alleged bases for PCS’ claims and asserted, among other defenses, that PCS’ lawsuit did not state a cause of action; that any claim for alleged poor mining practices was based on acts or omissions prior to 1986 and was time-barred; that provisions of the PCS Tolling Contract limit our liability to PCS to loss, damage or injury to the PCS reserves resulting from bad faith, willful misconduct or gross negligence; and that provisions of the PCS Tolling Contract limit our liability for performance or non-performance under the contract to approximately $10.0 million. We also noted that saturated brine inflows are a known risk in Saskatchewan potash mines and that each potash shaft mine in Saskatchewan and New Brunswick, including all five PCS potash shaft mines, has a history of inflows. Finally, our statement of defense requested a declaration by the court that based on our then-current mine plans and assuming a delivery rate of approximately 1.1 million tonnes of product per year, PCS’ entitlement to potash would terminate by the end of August 2010.

In addition, in April 2009, PCS advised us that, until further notice, it was no longer prepared to accept further shipments of product under the PCS Tolling Contract because of the global financial and credit crisis, stated that PCS no longer had the ability to physically receive, ship or store additional potash, and asserted that its inability to receive delivery of additional product was an event of force majeure. We counterclaimed against PCS alleging that it breached the PCS Tolling Contract by failing to take delivery of potash that it ordered under the contract based on the alleged event of force majeure. Our counterclaim seeks damages in an unspecified amount, pre-judgment interest, costs and such further relief as the court deems just.

In January 2010, PCS amended its statement of claim to, among other things, allege that Mosaic failed to make proper or adequate disclosure to PCS regarding Mosaic’s mining practices, the purpose and effect of which is to conceal from PCS the existence of claims PCS may have had in respect of Mosaic’s alleged failure to discharge properly its obligations under the PCS Tolling Contract.

In addition, in February 2010, PCS notified us that it was lifting its prior notice of force majeure but noted that it only intended to take a pro rata share of its nominated volume for calendar 2010. In March 2010, the court denied our motion to bar and strike, as not a proper subject for declaratory relief and as time-barred, PCS’ claim for alleged losses arising from saturated brine inflows in portions of our Esterhazy mine dating back to 1985 and 1986, on the basis that these determinations should be made by the trial judge based upon the evidentiary record established at trial.

We believe that PCS’ allegations are without merit and intend to defend vigorously against them. While we cannot predict the outcome of this litigation at this stage of the proceedings, irrespective of its outcome, we believe that expiration of the contract will have a material positive effect on the volume of potash that we can produce for resale at then-current market prices, may result in an increase in our share of the sales of Canpotex (which are generally based on the operational capacities of the members) and could have a material positive effect on our results of operations, liquidity and capital resources.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition, results of operations, and cash flows.

22. RELATED PARTY TRANSACTIONS

Cargill is considered a related party due to its ownership interest in us. As of May 31, 2010, Cargill and certain of its subsidiaries owned approximately 64.2% of our outstanding common stock. We have entered into transactions and agreements with Cargill and its non-consolidated subsidiaries (affiliates), from time to time, and we expect to enter into additional transactions and agreements with Cargill and its affiliates in the future. Certain agreements and transactions between Cargill and its affiliates and us are described below.

Approval of Transactions with Cargill

Pursuant to an Investor Rights Agreement between us and Cargill that expired in October 2008, we had established special approval requirements for commercial and other transactions, arrangements or agreements between Cargill and us. These provisions required the approval of the transactions, arrangements or agreements by a majority of our directors who were former directors of IMC, or their successors, who were deemed “non-associated,” or independent, unless approval authority for the transactions, arrangements or agreements was delegated to an internal management committee as described below. These independent former IMC directors comprised the Special Transactions Committee of our Board. The Special Transactions Committee’s charter provided for it to oversee transactions involving Cargill with the objective that they be fair and reasonable to us. Further, pursuant to its charter, the Special Transactions Committee had a policy under which the Special Transactions Committee delegated approval authority for certain transactions with Cargill to an internal management committee. The internal management committee was required to report its activities to the Special Transactions Committee on a periodic basis.

On December 11, 2008, our Board, on the recommendation of the Special Transactions Committee and our Corporate Governance and Nominating Committee, replaced the special approval requirements for transactions, arrangements or agreements between Cargill and us that had been established under the expired Investor Rights Agreement with new special approval requirements under which responsibility for approval of these transactions has been transferred to a subcommittee of the Corporate Governance and Nominating Committee comprised solely of independent directors in accordance with procedures it establishes. The subcommittee has delegated approval authority for certain transactions with Cargill to the internal management committee in accordance with our Related Person Transactions Approval Policy. The internal management committee is required to report its activities to the subcommittee of the Corporate Governance and Nominating Committee on a periodic basis.

During fiscal 2010, we engaged in various transactions, arrangements or agreements with Cargill which are described below. The Special Transactions Committee, the subcommittee of the Corporate Governance and Nominating Committee or the internal management committee have either approved or ratified these transactions, arrangements or agreements in accordance with either the charter and policies of the Special Transactions Committee or our Related Person Transactions Approval Policy.

We negotiated each of the following transactions, arrangements and agreements with Cargill on the basis of what we believe to be competitive market practices.

Master Transition Services Agreement and Amendment; Master Services Agreement

In connection with the combination between IMC and the fertilizer businesses of Cargill, we and Cargill entered into a master transition services agreement. Pursuant to the master transition services agreement, Cargill agreed to provide us with various transition-related services pursuant to individual work orders negotiated with us. We have entered into individual work orders for services in various countries, including Argentina, Australia, Brazil, Canada, Chile, China, India and the United States. Generally speaking, each work order is related to services provided by Cargill for its fertilizer businesses prior to the Combination which were continued for our benefit post-combination. Services provided by Cargill include, but are not limited to, accounting, accounts payable and receivable processing, certain financial reporting, financial service center, graphics, human resources, information technology, insurance, legal, license and tonnage reporting, mail services, maintenance, marketing, office services, procurement, public relations, records, strategy and business development, tax, travel services and expense reporting, treasury, and other administrative and functional related services. The services performed may be modified by our mutual agreement with Cargill. The initial master transition services agreement with Cargill expired in October 2005 and was renewed through October 2006. In October 2006 Cargill agreed to continue to provide certain services to us and the parties entered into a master services agreement on terms similar to the master transition services agreement. We have renewed several work orders under which Cargill had been performing services on a transitional basis. Each of these work orders has been approved by the Special Transactions Committee, the subcommittee of the Corporate Governance and Nominating Committee or our internal management committee. The Master Services Agreement will expire December 31, 2010.

Fertilizer Supply Agreement (U.S.)

We sell fertilizer products to Cargill’s AgHorizons business unit which it resells through its retail fertilizer stores in the U.S. Under a fertilizer supply agreement, we sell nitrogen, phosphate and potash products at prices set forth in price lists that we issue from time to time to our customers. In addition, we may sell to Cargill certain products produced by third parties. We have also agreed to make available to Cargill AgHorizons, on regular commercial terms, new fertilizer products and agronomic services that are developed. Cargill AgHorizons is not obligated to purchase any minimum volume of fertilizer products and we are under no obligation to supply such products unless the parties agree to specific volumes and prices on a transaction-by-transaction basis. Our supply agreement is in effect until terminated by either party on three months written notice.

Fertilizer Supply Agreement (Canada)

We sell fertilizer products produced to a Canadian subsidiary of Cargill. Cargill purchases the substantial majority of its Canadian fertilizer requirements from us for its retail fertilizer stores in Canada. The agreement provides that we will sell phosphate and potash products at prices set forth in price lists we issue from time to time to our customers. In exchange for Cargill’s commitment to purchase the substantial majority of its fertilizer needs from us and because it is one of our largest customers in Canada, we have also agreed to make new fertilizer products and agronomic services, to the extent marketed by us, available to Cargill on regular commercial terms. This agreement is in effect until May 31, 2013.

Argentina Supply Agreement

We have a supply agreement with Cargill’s subsidiary in Argentina for the sale of solid and liquid fertilizers. Cargill has no obligation to purchase any minimum quantities of fertilizer products from us and we have no obligation to supply any minimum quantities of products to Cargill. This agreement has been renewed through May 31, 2011.

Spot Fertilizer Sales

From time to time, we make spot fertilizer sales to Cargill’s subsidiaries in Paraguay and Bolivia. We are under no obligation to sell fertilizer to Cargill under this relationship. This agreement is in effect until December 22, 2010.

Feed Supply Agreements and Renewals

We have various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition, grain and oilseeds, and poultry businesses. The sales are generally on a spot basis in Brazil, Canada, Indonesia, Malaysia, Mexico, Philippines, Taiwan, Thailand, United States, Vietnam, Bolivia, and Venezuela. Cargill has no obligation to purchase any minimum of feed grade products from us and we have no obligation to supply any minimum amount of feed grade products to Cargill. These supply agreements are in effect until May 31, 2011.

Ocean Transportation Agreement

We have a non-exclusive agreement with Cargill’s Ocean Transportation Division to perform various freight related services for us. Freight services include, but are not limited to: (i) vessel and owner screening, (ii) freight rate quotes in specified routes and at specified times, (iii) advice on market opportunities and freight strategies for the shipment of our fertilizer products to international locations, and (iv) the execution of various operational tasks associated with the international shipment of our products. We pay a fee (1) in the case of voyage charters, an address commission calculated as a percentage of the voyage freight value, (2) in the case of time charters, an address commission calculated as a percentage of the time-charter hire, and (3) in the case of forward freight agreements, a commission calculated as a percentage of the forward freight agreement notional value. Our agreement provides that the parties may renegotiate fees during its term, and the agreement is in effect until either party terminates it by providing 60 days prior written notice to the other party.

Barter Agreements

We have a barter relationship with Cargill’s grain and oilseed business in Brazil. Cargill’s Brazilian subsidiary, Mosaic and Brazilian farmers may, from time to time, enter into commercial arrangements pursuant to which farmers agree to forward delivery grain contracts with Cargill, and in turn, use cash generated from the transactions to purchase fertilizer from us. Similarly, in Argentina, we enter into Bargain and Sale Cereals Grain Agreements with farmers who purchase fertilizer products from us and agree to sell their grain to us upon harvest. Mosaic then assigns the Bargain and Sale Cereals Grain Agreements to Cargill’s Argentine subsidiary which remits payment to Mosaic for the customer’s fertilizer. The Brazil agreement remains in effect until either party terminates it by providing 90 days prior written notice to the other party. In Argentina, the agreement is in effect until March 1, 2012. This arrangement replaces the prior agreement between the parties for similar purposes dated May 16, 2006 and renewed July 18, 2008.

Miscellaneous Co-Location Agreements

We have various office sharing and sublease arrangements with Cargill in various geographic locations, including with respect to certain offices in Argentina, China, Brazil and the United States.

Miscellaneous

There are various other agreements between us and Cargill which we believe are not significant to us.

Summary

As of May 31, 2010 and 2009, the net amount due to Cargill related to the above transactions amounted to $2.2 million and $3.1 million, respectively.

We had no equity transactions with Cargill in fiscal 2010. Cargill made net equity (distributions) contributions of ($0.6) million and $4.6 million to us during fiscal 2009 and 2008, respectively.

In summary, the Consolidated Statements of Earnings included the following transactions with Cargill:

	Years ended May 31,
(in millions)	2010	2009	2008
Transactions with Cargill included in net sales	$127.9	$286.3	$299.1
Transactions with Cargill included in cost of goods sold	96.4	173.1	228.0
Transactions with Cargill included in selling, general and administrative expenses	8.2	11.6	16.1
Interest (income) expense (received from) paid to Cargill	-	(0.8)	0.2

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of May 31, 2010 and 2009, the net amount due from our non-consolidated companies totaled $140.8 million and $220.0 million, respectively.

The Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

	Years ended May 31,
(in millions)	2010	2009	2008
Transactions with non-consolidated companies included in net sales	$624.0	$1,315.9	$871.0
Transactions with non-consolidated companies included in cost of goods sold	273.0	384.8	327.8

23. BUSINESS SEGMENTS

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics, and for which segment financial information is available for our chief operating decision maker. On November 30, 2009, we announced a Realignment of our business segments to more clearly reflect the Company’s evolving business model. The Realignment consisted of moving from three to two business segments by combining the former Offshore business segment with our Phosphates business segment, as following a strategic evaluation of our international operations, this is how our chief operating decision maker began viewing and evaluating our operations during the second quarter of fiscal 2010. Accordingly, the prior period comparable results have been restated to reflect our international entities as part of the Phosphates business segment for comparability purposes.

For a description of our business segments see Note 1 to the Consolidated Financial Statements. We evaluate performance based on the operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, stand-alone businesses. Corporate, Eliminations and Other primarily represents activities associated with our Nitrogen distribution business, unallocated corporate office activities and eliminations. All intersegment transactions are eliminated within Corporate, Eliminations and other.

Segment information for fiscal 2010, 2009 and 2008 is as follows:

(in millions)	Phosphates	Potash	Corporate, Eliminations and Other	Total
2010
Net sales to external customers	$4,731.1	$1,978.9	$49.1	$6,759.1
Intersegment net sales	-	195.2	(195.2)	-

Net sales	4,731.1	2,174.1	(146.1)	6,759.1
Gross margin	648.2	1,034.6	10.5	1,693.3
Operating earnings	349.5	922.8	(1.5)	1,270.8
Capital expenditures	265.1	619.7	25.8	910.6
Depreciation, depletion and amortization expense	293.8	140.1	11.1	445.0
Equity in net earnings (loss) of nonconsolidated companies	(10.5)	-	(0.4)	(10.9)
2009 (a)
Net sales to external customers	$7,409.9	$2,759.2	$128.9	$10,298.0
Intersegment net sales	-	58.0	(58.0)	-

Net sales	7,409.9	2,817.2	70.9	10,298.0
Gross margin	1,229.9	1,505.9	30.9	2,766.7
Operating earnings	961.7	1,409.9	29.3	2,400.9
Capital expenditures	430.3	343.6	7.2	781.1
Depreciation, depletion and amortization expense	231.0	119.4	10.1	360.5
Equity in net earnings of nonconsolidated companies	68.3	-	31.8	100.1
2008 (a)
Net sales to external customers	$7,477.0	$2,194.5	$141.1	$9,812.6
Intersegment net sales	-	56.7	(56.7)	-

Net sales	7,477.0	2,251.2	84.4	9,812.6
Gross margin	2,303.3	853.3	3.9	3,160.5
Operating earnings	2,023.2	798.6	(15.1)	2,806.7
Capital expenditures	219.4	149.5	3.2	372.1
Depreciation, depletion and amortization expense	220.1	128.5	9.5	358.1
Equity in net earnings of nonconsolidated companies	56.8	-	67.2	124.0
Total assets as of May 31, 2010	6,585.9	8,186.3	(2,064.5)	12,707.7
Total assets as of May 31, 2009	6,370.4	8,370.5	(2,064.7)	12,676.2

(a)	Adjusted to reflect the Realignment.

Financial information relating to our operations by geographic area is as follows:

	Years ended May 31,
(in millions)	2010	2009	2008
Net sales (a):
India	$1,105.9	$2,275.9	$1,412.8
Brazil	1,092.3	1,435.9	1,663.1
Canpotex (b)	602.1	1,283.3	813.3
Canada	346.9	578.8	511.7
China	191.9	97.9	96.4
Australia	167.6	290.3	386.7
Argentina	137.0	188.3	239.3
Thailand	123.2	146.5	179.5
Mexico	121.8	143.9	202.2
Chile	108.1	173.1	201.7
Colombia	91.2	123.2	147.1
Japan	76.2	227.6	303.3
Other	253.1	236.2	394.5

Total foreign countries	4,417.3	7,200.9	6,551.6
United States	2,341.8	3,097.1	3,261.0

Consolidated	$6,759.1	$10,298.0	$9,812.6

(a)	Revenues are attributed to countries based on location of customer.
(b)	The export association of the Saskatchewan potash producers.

(in millions)	May 31, 2010	May 31, 2009

Long-lived assets:
Canada	$2,627.4	$2,038.1
Brazil	134.9	449.2
Other	62.5	66.7

Total foreign countries	2,824.8	2,554.0
United States	2,839.0	2,818.0

Consolidated	$5,663.8	$5,372.0

Net sales by product type for fiscal 2010, 2009 and 2008 are as follows:

	Years Ended May 31,
(in millions)	2010	2009	2008
Sales by product type:
Phosphate Crop Nutrients	$3,152.1	$5,107.2	$5,035.9
Potash Crop Nutrients	1,796.8	2,574.1	2,096.8
Crop Nutrient Blends	862.9	1,249.7	1,444.4
Other (a)	947.3	1,367.0	1,235.5

	$6,759.1	$10,298.0	$9,812.6

(a)	Includes sales for animal feed ingredients and industrial potash.

24. ASSETS AND INVESTMENTS HELD FOR SALE

On February 11, 2010, we entered into agreements with Vale under which Vale has call options to purchase from us, and we have put options to sell to Vale, our minority stake in Fertifos S.A. (“Fertifos”) and Fosfertil S.A. (“Fosfertil”), and our Cubatão facility in Brazil. These assets are reflected in our Consolidated Balance Sheets as of May 31, 2010 as assets and investments held for sale of $399.6 million and are part of our Phosphates segment. We anticipate receiving gross proceeds for these assets is in excess of $1 billion which is expected to result in a sizable gain to be recorded in fiscal 2011. The sale is subject to a number of conditions.

25. SUBSEQUENT EVENTS

INVESTMENT IN MISKI MAYO MINE

On July 7, 2010, we acquired a 35% economic interest in a joint venture, with subsidiaries of Vale S.A. and Mitsui & Co., Ltd., that owns a recently completed phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. Our investment will be accounted for under the equity method of accounting. In connection with acquisition of our joint venture interest, we entered into a commercial offtake supply agreement to purchase phosphate rock from the Miski Mayo Mine in a volume proportionate to our economic interest in the joint venture.

We also acquired a right of first refusal in the event of offers from third parties to buy shares in the joint venture, and entered into certain agreements that could require us to buy the shares of the other shareholders of the joint venture under certain circumstances.

Phosphate rock production at the Miski Mayo Mine and deliveries to us are expected to begin in the first half of fiscal 2011.

HARDEE COUNTY EXTENSION

On July 1, 2010, a federal district court issued a TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps for the Hardee County Extension of our South Fort Meade, Florida, phosphate rock mine. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. We anticipate receiving a ruling from the court on the motion for preliminary injunction prior to the expiration of the TRO. We believe that the plaintiffs’ claims are without merit and intend to vigorously defend the Corps issuance of the federal wetlands permit for the Hardee County Extension. See Note 21 of our Consolidated Financial Statements for further discussion as to the possible impact which may occur should the court rule against the Corps.

Quarterly Results (Unaudited)

In millions, except per share amounts

	Quarter
	First	Second	Third	Fourth	Year
2010
Net sales	$1,457.2	$1,709.7	$1,731.9	$1,860.3	$6,759.1
Gross margin	222.2	307.0	476.5	687.6	1,693.3
Operating earnings	134.2	200.1	388.9	547.6	1,270.8
Net earnings attributable to Mosaic	100.6	107.8	222.6	396.1	827.1
Basic net earnings per share attributable to Mosaic	$0.23	$0.24	$0.50	$0.89	$1.86
Diluted net earnings per share attributable to Mosaic	$0.23	$0.24	$0.50	$0.89	$1.85
Common stock prices:
High	$56.47	$55.98	$66.70	$63.80
Low	40.67	45.96	53.51	44.00
2009
Net sales	$4,322.5	$3,006.5	$1,375.5	$1,593.5	$10,298.0
Lower of cost of market write-down (a)	-	293.5	28.3	61.4	383.2
Gross margin	1,648.6	773.7	140.3	204.1	2,766.7
Operating earnings	1,548.9	682.0	43.7	126.3	2,400.9
Gain on sale of equity investment (b)	-	673.4	-	-	673.4
Net earnings	1,184.7	959.8	58.8	146.9	2,350.2
Basic net earnings per share	$2.67	$2.16	$0.13	$0.33	$5.29
Diluted net earnings per share	$2.65	$2.15	$0.13	$0.33	$5.27
Common stock prices:
High	$161.08	$97.21	$45.64	$56.87
Low	96.35	22.31	25.40	37.72

(a)

We recorded lower of cost or market inventory write-downs in fiscal 2009 because the carrying cost of our inventories exceeded our estimated future selling prices less reasonably predictable selling costs.

(b)	We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009.

The number of holders of record of our common stock as of July 16, 2010 was 5,324.

We paid a special dividend of $578.5 million, or $1.30 per share, on December 3, 2009 in addition to quarterly cash dividends of $0.05 per share, or $89.5 million in fiscal 2010 and $88.9 million in fiscal 2009, beginning in fiscal 2009.

The following table presents our selected financial data. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Five Year Comparison

In millions, except per share amounts

	Years Ended May 31,
	2010	2009	2008	2007	2006
Statements of Operations Data:
Net sales	$6,759.1	$10,298.0	$9,812.6	$5,773.7	$5,305.8
Cost of goods sold	5,065.8	7,148.1	6,652.1	4,847.6	4,668.4
Lower of cost or market write-down	-	383.2	-	-	-

Gross margin	1,693.3	2,766.7	3,160.5	926.1	637.4
Selling, general and administrative expenses	360.3	321.4	323.8	309.8	241.3
Restructuring loss (gain)	-	0.6	18.3	(2.1)	287.6
Other operating expense	62.2	43.8	11.7	2.1	6.6

Operating earnings	1,270.8	2,400.9	2,806.7	616.3	101.9
Interest expense, net	49.6	43.3	90.5	149.6	153.2
Foreign currency transaction loss	32.4	131.8	57.5	8.6	100.6
(Gain) loss on extinguishment of debt	-	(2.5)	2.6	(34.6)	-
(Gain) on sale of equity investment (a)	-	(673.4)	-	-	-
Other (income) expense	(0.9)	(4.0)	(26.3)	(13.0)	8.2

Earnings (loss) from consolidated companies before income taxes	1,189.7	2,905.7	2,682.4	505.7	(160.1)
Provision for income taxes	347.3	649.3	714.9	123.4	5.3

Earnings (loss) from consolidated companies	842.4	2,256.4	1,967.5	382.3	(165.4)
Equity in net earnings (loss) of nonconsolidated companies	(10.9)	100.1	124.0	41.3	48.4

Net earnings including non-controlling interests	831.5	2,356.5	2,091.5	423.6	(117.0)
Less: Net earnings attributable to non-controlling interests	4.4	6.3	8.7	3.9	4.4

Net earnings (loss) attributable to Mosaic	$827.1	$2,350.2	$2,082.8	$419.7	$(121.4)

Earnings (loss) available for common stockholders:
Net earnings (loss)	$827.1	$2,350.2	$2,082.8	$419.7	$(121.4)
Preferred stock dividend	-	-	-	-	11.1

Earnings (loss) available for common stockholders	$827.1	$2,350.2	$2,082.8	$419.7	$(132.5)

Earnings (loss) per common share attributable to Mosaic:
Basic net earnings (loss) per share	$1.86	$5.29	$4.70	$0.97	$(0.35)

Diluted net earnings (loss) per share	$1.85	$5.27	$4.67	$0.95	$(0.35)

Averge shares outstanding:
Basic weighted average number of shares outstanding	445.1	444.3	442.7	434.3	382.2
Diluted weighted average number of shares outstanding	446.6	446.2	445.7	440.3	382.2
Balance Sheet Data (at period end):
Cash and cash equivalents	$2,523.0	$2,703.2	$1,960.7	$420.6	$173.3
Total assets	12,707.7	12,676.2	11,819.8	9,163.6	8,723.0
Total long-term debt (including current maturities)	1,260.8	1,299.8	1,418.3	2,221.9	2,457.4
Total liabilities	3,959.3	4,161.0	5,065.2	4,957.4	5,171.8
Total equity	8,748.4	8,515.2	6,754.6	4,206.2	3,551.2
Other Financial Data:
Depreciation, depletion and amortization	$445.0	$360.5	$358.1	$329.4	$585.9
Capital expenditures	910.6	781.1	372.1	292.1	389.5
Dividends per share (b)	1.50	0.20	-	-	-

(a)	We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. See further discussion in Note 9 to the Consolidated Financial Statements.
(b)	In fiscal 2010 we paid a special dividend of $1.30 per share in addition to quarterly dividends of $0.05 per share.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended May 31 2010, 2009 and 2008

In millions

Column A	Column B	Column C		Column D	Column E
Description	Balance Beginning of Period	Additions		Deductions	Balance at End of Period (b)
		Charged to Costs and Expenses	Charged to Other Accounts (a)
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:
Year ended May 31, 2008	22.7	3.6	2.6	(0.3)	28.6
Year ended May 31, 2009	28.6	9.1	0.4	(6.9)	31.2
Year ended May 31, 2010	31.2	2.0	1.0	(5.5)	28.7
Income tax valuation allowance, related to deferred income tax assets
Year ended May 31, 2008	316.6	1.9	(249.6)	(62.3)	6.6
Year ended May 31, 2009	6.6	106.0	4.3	(1.3)	115.6
Year ended May 31, 2010	115.6	53.0	(11.5)	-	157.1

(a)

For fiscal 2010, the income tax valuation allowance adjustment was recorded to the income tax expense in our Consolidated Statement of Earnings. For fiscal 2009 and fiscal 2008, the income tax valuation allowance adjustments include an amount recorded to goodwill as part of purchase accounting and translation.

(b)

Allowance for doubtful accounts balance includes $19.5 million, $17.6 million and $17.8 million of allowance on long-term receivables recorded in other long term assets for the years ended May 31, 2010, 2009 and 2008, respectively.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company’s internal control system is a process designed to provide reasonable assurance to our management, Board of Directors and stockholders regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles (U.S. GAAP), and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations from our management and Board of Directors; and,

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2010. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled Internal Control—Integrated Framework. Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2010. KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an auditors’ report on the Company’s internal control over financial reporting as of May 31, 2010.

ANNEX D: QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED AUGUST 31, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended August 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32327

The Mosaic Company

(Exact name of registrant as specified in its charter)

Delaware	20-0891589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3033 Campus Drive

Suite E490

Plymouth, Minnesota 55441

(800) 918-8270

(Address and zip code of principal executive offices and registrant’s telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):    Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Smaller reporting company  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock as of the latest practicable date: 445,654,205 common shares as of October 1, 2010.

D-i

D-ii

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(In millions, except per share amounts)

(Unaudited)

	Three months ended August 31,
	2010	2009
Net sales	$2,188.3	$1,457.2
Cost of goods sold	1,683.6	1,235.0

Gross margin	504.7	222.2
Selling, general and administrative expenses	88.1	81.4
Other operating expenses	6.3	6.6

Operating earnings	410.3	134.2
Interest expense, net	7.0	14.9
Foreign currency transaction gain	2.0	13.1
Other income (expense)	(0.6)	0.4

Earnings from consolidated companies before income taxes	404.7	132.8
Provision for income taxes	109.6	32.8

Earnings from consolidated companies	295.1	100.0
Equity in net earnings of nonconsolidated companies	3.8	2.5

Net earnings including non-controlling interests	298.9	102.5
Less: Net earnings attributable to non-controlling interests	1.2	1.9

Net earnings attributable to Mosaic	$297.7	$100.6

Basic net earnings per share attributable to Mosaic	$0.67	$0.23

Diluted net earnings per share attributable to Mosaic	$0.67	$0.23

Basic weighted average number of shares outstanding	445.5	444.6
Diluted weighted average number of shares outstanding	446.9	446.3

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except per share amounts)

(Unaudited)

	August 31, 2010	May 31, 2010
Assets
Current assets:
Cash and cash equivalents	$2,362.7	$2,523.0
Receivables, net	553.9	599.6
Receivables due from Cargill, Incorporated and affiliates	18.2	15.2
Inventories	1,045.3	1,002.3
Deferred income taxes	128.7	115.7
Assets and investments held for sale	392.5	399.6
Other current assets	253.5	319.4

Total current assets	4,754.8	4,974.8
Property, plant and equipment, net of accumulated depreciation of $2,633.9 million and $2,542.9 million, respectively	5,658.1	5,465.6
Investments in nonconsolidated companies	442.8	54.7
Goodwill	1,758.5	1,763.2
Deferred income taxes	293.3	305.9
Other assets	164.4	143.5

Total assets	$13,071.9	$12,707.7

Liabilities and Equity
Current liabilities:
Short-term debt	$75.9	$83.1
Current maturities of long-term debt	12.6	15.2
Accounts payable	552.1	552.5
Trade accounts payable due to Cargill, Incorporated and affiliates	7.0	14.2
Accrued liabilities	681.0	605.4
Accrued income taxes	16.2	0.1
Deferred income taxes	34.3	33.4

Total current liabilities	1,379.1	1,303.9
Long-term debt, less current maturities	1,244.1	1,245.6
Deferred income taxes	481.3	501.7
Other noncurrent liabilities	908.7	908.1
Stockholders’ equity:
Common stock, $0.01 par value, 700.0 shares authorized:
Common stock, 445.6 and 445.4 shares issued and outstanding as of August 31, 2010 and May 31, 2010, respectively	4.5	4.5
Capital in excess of par value	2,536.4	2,523.0
Retained earnings	6,180.7	5,905.3
Accumulated other comprehensive income	309.1	289.4

Total Mosaic stockholders’ equity	9,030.7	8,722.2
Non-controlling interests	28.0	26.2

Total equity	9,058.7	8,748.4

Total liabilities and equity	$13,071.9	$12,707.7

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Three months ended August 31,
	2010	2009
Cash Flows from Operating Activities
Net earnings including non-controlling interests	$298.9	$102.5
Adjustments to reconcile net earnings including non-controlling interests to net cash provided by operating activities:
Depreciation, depletion and amortization	104.7	92.1
Deferred income taxes	(30.4)	11.6
Equity in net earnings of nonconsolidated companies, net of dividends	(3.8)	(2.5)
Accretion expense for asset retirement obligations	7.1	7.9
Stock-based compensation expense	13.1	14.2
Unrealized loss (gain) on derivatives	15.7	(38.4)
Excess tax benefit related to stock option exercises	(0.7)	(0.4)
Other	1.7	(0.7)
Changes in assets and liabilities:
Receivables, net	41.3	111.5
Inventories, net	(42.3)	78.9
Other current and noncurrent assets	61.9	8.9
Accounts payable	(27.5)	77.0
Accrued liabilities and income taxes	116.2	(299.8)
Other noncurrent liabilities	0.3	9.6

Net cash provided by operating activities	556.2	172.4
Cash Flows from Investing Activities
Capital expenditures	(294.7)	(236.2)
Purchase of equity investment	(385.3)	—
Other	(1.6)	0.1

Net cash used in investing activities	(681.6)	(236.1)
Cash Flows from Financing Activities
Payments of short-term debt	(90.9)	(63.2)
Proceeds from issuance of short-term debt	83.7	77.7
Payments of long-term debt	(3.7)	(17.4)
Proceeds from issuance of long-term debt	—	0.6
Payment of tender premium on debt	—	(5.5)
Proceeds from stock options exercised	1.5	2.2
Dividend paid to minority shareholder	(0.1)	(0.1)
Excess tax benefit related to stock option exercises	0.7	0.4
Cash dividends paid	(22.3)	(22.2)
Other	(1.9)	—

Net cash used in financing activities	(33.0)	(27.5)
Effect of exchange rate changes on cash	(1.9)	(13.3)

Net change in cash and cash equivalents	(160.3)	(104.5)
Cash and cash equivalents—beginning of period	2,523.0	2,703.2

Cash and cash equivalents—end of period	$2,362.7	$2,598.7

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest (net of amount capitalized of $12.4 million in 2010 and $7.1 million in 2009, respectively)	$32.9	$39.6
Income taxes (net of refunds)	77.2	271.0

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(In millions, except per share amounts)

(Unaudited)

		Mosaic Shareholders
	Shares	Dollars
	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interests	Total Equity
Balance as of May 31, 2009	444.5	$4.4	$2,483.8	$5,746.2	$258.6	$22.2	$8,515.2
Net earnings including non-controlling interest	—	—	—	827.1	—	4.4	831.5
Foreign currency translation adjustment, net of tax of $41.3	—	—	—	—	97.1	1.1	98.2
Net actuarial loss and prior service cost, net of tax of $34.0 million	—	—	—	—	(66.3)	—	(66.3)

Comprehensive income						5.5	863.4
Stock option exercises	0.9	0.1	12.4	—	—	—	12.5
Amortization of stock based compensation	—	—	23.5	—	—	—	23.5
Dividends ($1.50 per share)	—	—	—	(668.0)	—	—	(668.0)
Dividends for non-controlling interests	—	—	—	—	—	(1.5)	(1.5)
Tax benefits related to share based compensation	—	—	3.3	—	—	—	3.3

Balance as of May 31, 2010	445.4	4.5	2,523.0	5,905.3	289.4	26.2	8,748.4
Net earnings including non-controlling interest	—	—	—	297.7	—	1.2	298.9
Foreign currency translation net of tax of $0.3 million	—	—	—	—	(4.0)	0.7	(3.3)
Net actuarial gain and prior service cost, net of tax benefit of $13.2 million	—	—	—	—	23.7	—	23.7

Comprehensive income						1.9	319.3
Stock option exercises	0.2	—	1.5	—	—	—	1.5
Amortization of stock based compensation	—	—	13.1	—	—	—	13.1
Dividends ($0.05 per share)	—	—	—	(22.3)	—	—	(22.3)
Dividends for non-controlling interests	—	—	—	—	—	(0.1)	(0.1)
Tax shortfall related to share based compensation	—	—	(1.2)	—	—	—	(1.2)

Balance as of August 31, 2010	445.6	$4.5	$2,536.4	$6,180.7	$309.1	$28.0	$9,058.7

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in millions, except per share amounts and as otherwise designated)

(Unaudited)

1. Organization and Nature of Business

The Mosaic Company (“Mosaic”, and individually or in any combination with its consolidated subsidiaries, “we”, “us”, “our”, or the “Company”) was created to serve as the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. (“IMC” or “Mosaic Global Holdings”) and the Cargill Crop Nutrition fertilizer businesses (“CCN”) of Cargill, Incorporated and its subsidiaries (collectively, “Cargill”) on October 22, 2004.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized into the following business segments:

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. Our Phosphates segment’s results also include our North American and international distribution activities as well as the results of Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers that exports concentrated phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products is approximately 83% for the three months ended August 31, 2010.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash outside the U.S. and Canada.

Intersegment sales are eliminated within Corporate, Eliminations and Other. See Note 14 to our Condensed Consolidated Financial Statements for segment results.

2. Summary of Significant Accounting Policies

Statement Presentation and Basis of Consolidation

The accompanying unaudited Condensed Consolidated Financial Statements of Mosaic have been prepared on the accrual basis of accounting and in accordance with the requirements of the Securities and Exchange Commission (“SEC”) for interim financial reporting. As permitted under these rules, certain footnotes and other financial information that are normally required by accounting principles generally accepted in the United States (“U.S. GAAP”) can be condensed or omitted. The Condensed Consolidated Financial Statements included in this document reflect, in the opinion of our management, all adjustments (consisting of only normal recurring adjustments, except as noted elsewhere in the Notes to the Condensed Consolidated Financial Statements) necessary for fair presentation of our financial position as of August 31, 2010, and our results of operations and cash flows for the three months ended August 31, 2010 and 2009. The following notes should be read in conjunction with the accounting policies and other disclosures in the Notes to the Consolidated Financial Statements incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (the “10-K Report”). Sales, expenses, cash flows, assets and liabilities can and do vary during the year as a result

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of seasonality and other factors. Therefore, interim results are not necessarily indicative of the results to be expected for the full fiscal year.

The accompanying Condensed Consolidated Financial Statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities (“VIEs”) for which we are the primary beneficiary. Certain investments in companies where we do not have control but have the ability to exercise significant influence are accounted for by the equity method.

Accounting Estimates

Preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The more significant estimates made by management relate to the recoverability of non-current assets, the useful lives and net realizable values of long-lived assets, derivative financial instruments, environmental and reclamation liabilities, the costs of our employee benefit obligations for pension plans and postretirement benefits, income tax-related accounts, including the valuation allowance against deferred income tax assets, Canadian resource tax and royalties, inventory valuation and accruals for pending legal matters. Actual results could differ from these estimates.

3. Recently Issued Accounting Guidance

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard (codified in December 2009 as Accounting Standards Update (“ASU”) No. 2009-17) that revises the guidance for consolidating variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess consolidation of a variable-interest entity. Additionally, in February 2010, the FASB issued ASU No. 2010-10, “Amendments for Certain Investment Funds,” which clarified that related parties should be considered when evaluating service contracts for determining whether a decision maker or a service provider fee represents a variable interest. These standards became effective for Mosaic on June 1, 2010, adoption of which did not have a material impact on our Condensed Consolidated Financial Statements. Disclosures required by these standards are included in Note 9 to our Condensed Consolidated Financial Statements.

Pronouncements Issued But Not Yet Adopted

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” that requires entities to disclose separately significant transfers of assets and liabilities measured at fair value between Levels 1 and 2 of the fair value hierarchy, transfers into and out of Level 3, and the reasons for those transfers. This ASU also amends the reconciliation of the beginning and ending balances of Level 3 measurements to present information about purchases, sales, issuances and settlements on a gross basis. This standard became effective for Mosaic for the fiscal year ending May 31, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for us beginning in the first quarter of fiscal year 2012. As this standard impacts disclosure requirements only, the adoption of this additional guidance is not expected to have a material impact on our Condensed Consolidated Financial Statements.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. These amendments require companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. This standard will be effective for us beginning in the first quarter of fiscal year 2012. Early adoption is permitted. We are currently evaluating the requirements of the standard, but would not expect it to have a material impact on our Condensed Consolidated Financial Statements.

4. Classes of Common and Preferred Stock

Classes of common and preferred stock consist of the following:

	August 31, 2010	May 31, 2010
Preferred stock, $0.01 par value, 15.0 million shares authorized, none issued and outstanding as of August 31, 2010 and May 31, 2010	$—	$—
Common stock, $0.01 par value, 700.0 million shares authorized:
Class B common stock, none issued and outstanding as of August 31, 2010 and May 31, 2010	$—	$—
Common stock, 445.6 million and 445.4 million shares issued and outstanding as of August 31, 2010 and May 31, 2010, respectively	$4.5	$4.5

5. Earnings Per Share

The numerator for basic and diluted earnings per share (“EPS”) is net earnings attributable to Mosaic. The denominator for basic EPS is the weighted average number of shares outstanding during the period. The denominator for diluted EPS also includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The following is a reconciliation of the denominator for the basic and diluted EPS computations:

	Three months ended August 31,
	2010	2009
Net earnings attributed to Mosaic	$297.7	$100.6

Basic weighted average common shares outstanding	445.5	444.6
Common stock issuable upon vesting of restricted stock awards	0.3	0.4
Common stock equivalents	1.1	1.3

Diluted weighted average common shares outstanding	446.9	446.3

Net earnings per share attributable to Mosaic—basic	$0.67	$0.23
Net earnings per share attributable to Mosaic—diluted	$0.67	$0.23

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A total of 0.6 million shares of common stock subject to issuance upon exercise of stock options and restricted stock awards for the three months ended August 31, 2010 and 2009, respectively, has been excluded from the calculation of diluted EPS as the effect would have been anti-dilutive.

6. Income Taxes

We record unrecognized tax benefits in accordance with the accounting standards. During the three months ended August 31, 2010 unrecognized tax benefits increased by $31.5 million. If recognized, approximately $3.3 million of that amount would affect our income tax expense in future periods.

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax provision. We had accrued interest and penalties totaling $46.3 million and $40.5 million as of August 31, 2010, and May 31, 2010, respectively, that were included in other noncurrent liabilities in the Condensed Consolidated Balance Sheets.

We operate in multiple tax jurisdictions, both within and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

We are currently under audit by the U.S. Internal Revenue Service for the fiscal years 2007 and 2008, and the Canadian Revenue Agency for the fiscal years 2001 to 2008. Based on the information available as of August 31, 2010, we anticipate that the amount of uncertain tax positions will change in the next twelve months; however, the change cannot reasonably be estimated.

7. Inventories

Inventories consist of the following:

	August 31, 2010	May 31, 2010
Raw materials	$45.8	$49.2
Work in process	233.3	295.5
Finished goods	703.5	573.4
Operating materials and supplies	62.7	84.2

	$1,045.3	$1,002.3

8. Goodwill

The changes in the carrying amount of goodwill, by reporting unit, for the three months ended August 31, 2010 are as follows:

	Phosphates	Potash	Total
Balance as of May 31, 2010	$537.2	$1,226.0	$1,763.2
Foreign currency translation	—	(4.7)	(4.7)

Balance as of August 31, 2010	$537.2	$1,221.3	$1,758.5

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We review goodwill for impairment annually or at any time events or circumstances indicate that the carrying value may not be fully recoverable. Under our accounting policy, an annual review is performed in the second quarter of each year, or more frequently if indicators of potential impairment exist.

9. Variable Interest Entities

A variable interest entity (“VIE”) is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

Mosaic is the primary beneficiary of and consolidates two VIE’s within our Phosphates segment: PhosChem and South Fort Meade Partnership, L.P. (“SFMP”). We determine whether we are the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the purpose and design of the VIE, the risks that the VIE were designed to create and pass along to other entities, the activities of the VIE that could be directed and which entity could direct them, and the expected relative impact of those activities on the economic performance of the VIE. We assess our VIE determination with respect to an entity on an ongoing basis. We did not identify any additional VIEs in which we hold a significant interest.

PhosChem is an export association of United States phosphate producers that markets our phosphate products internationally. We, along with the other member, are, subject to certain conditions and exceptions, contractually obligated to reimburse PhosChem for our respective pro rata share of any operating expenses or other liabilities. PhosChem had net sales of $606.2 million and $415.0 million for the three months ended August 31, 2010 and 2009, respectively, which are included in our consolidated net sales. PhosChem currently funds its operations through on-going sales.

We determined that because we are PhosChem’s exclusive export agent for the marketing, solicitation of orders and freighting of dry phosphatic materials, we have the power to direct the activities that most significantly impact PhosChem’s economic performance. Because Mosaic accounts for the majority of sales volume marketed through PhosChem, we have the obligation to absorb losses or right to receive benefits that could be significant to PhosChem.

SFMP owns the mineable acres at our South Fort Meade phosphate mine. We have a long-term mineral lease with SFMP which, in general, expires on the earlier of: (i) December 31, 2025, or (ii) the date that we have completed mining and reclamation obligations associated with the leased property. In addition to lease payments, we pay SFMP a royalty on each tonne mined and shipped from the areas that we lease. SFMP had no external sales for the three months ended August 31, 2010 or 2009. SFMP funds its operations in part through a fixed rate Senior Secured Note due December 15, 2010, with a balance of $4.5 million and $6.7 million as of August 31, 2010 and May 31, 2010, respectively. These amounts are included in current maturities of long-term debt in our Condensed Consolidated Balance Sheets as of August 31, 2010 and May 31, 2010.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We determined that because we control the day-to-day mining decisions and are responsible for obtaining mining permits, we have the power to direct the activities that most significantly impact SFMP’s economic performance. Because of our guaranteed rental and royalty payments to the partnership, we have the obligation to absorb losses or right to receive benefits that could potentially be significant to SFMP.

No additional financial or other support has been provided to these VIE’s beyond what was previously contractually required during any periods presented. The carrying amounts and classification of assets and liabilities included in our Condensed Consolidated Balance Sheets for these consolidated entities are as follows:

	August 31, 2010	May 31, 2010
Current assets	$119.1	$161.7
Non current assets	51.3	52.0

Total assets	$170.4	$213.7

Current liabilities	$19.0	$35.0
Non current liabilities	—	—

Total liabilities	$19.0	$35.0

10. Contingencies

We have described below judicial and administrative proceedings to which we are subject.

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with appropriate governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $24.8 million and $26.2 million as of August 31, 2010 and May 31, 2010, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

Hutchinson, Kansas Sinkhole. In January 2005, a sinkhole developed at a former IMC salt solution mining and steam extraction facility in Hutchinson, Kansas. Under Kansas Department of Health and Environment (“KDHE”) oversight, we completed measures to fill and stabilize the sinkhole and provided KDHE information regarding our continuous monitoring of the sinkhole as well as steps taken to ensure its long term stability. At KDHE’s request, we then investigated the potential for subsidence or collapse at approximately 30 former salt

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

solution mining wells at the property, some of which are in the vicinity of nearby residential properties, railroads and roadways. Subsequently, we entered into an agreement with KDHE and the City of Hutchinson with respect to measures to address risks presented by the former wells. The primary measures include our purchase of a number of homes in the Careyville development that is adjacent to the Hutchinson, Kansas facility in order to create a buffer between the former wells and residential property, our installation of an early detection monitoring system and well stability investigation along the railroad tracks, and the City of Hutchinson’s closure of a road. We have purchased or entered into agreements to purchase most of the homes required to create the buffer. We do not expect that the costs related to these matters will have a material impact on our business or financial condition in excess of amounts accrued. If further subsidence were to occur at the existing sinkhole, additional sinkholes were to develop, KDHE were to request additional measures to address risks presented by the former wells or further investigation at the site reveals additional subsidence or sinkhole risk, it is possible that we could be subject to additional claims from governmental agencies or other third parties that could exceed established accruals, and it is possible that the amount of any such claims could be material.

In a related matter, on January 6, 2010, eleven residents of the Careyville development filed a lawsuit against one of our subsidiaries, Vigindustries Inc., in the District Court of Reno County, Kansas, alleging that the former salt solution wells give rise to actionable claims by the plaintiffs based on strict liability, negligence, nuisance, inverse condemnation and trespass. We subsequently removed the lawsuit to the United States District Court for the District of Kansas. The lawsuit alleges diminution in property values as a result of the operation and subsequent maintenance of the solution mines and the actions taken to address risks allegedly presented by the former salt solution mining wells at the Hutchinson, Kansas facility. The lawsuit was filed on behalf of the named plaintiffs and a putative class of property owners within the Careyville development. The lawsuit seeks damages in unspecified amounts for personal and property injuries, costs and attorneys’ fees, and unspecified equitable relief. In June 2010 and August 2010, the court granted our motions to dismiss all strict liability claims and to limit the negligence and nuisance claims to acts occurring after January 2000, respectively. Another resident of the Careyville development has also brought a separate lawsuit against us claiming an immaterial amount of damages. We believe that the allegations in these cases are without merit and intend to defend vigorously against them. We do not believe these lawsuits will have a material effect on our results of operations, liquidity or capital resources.

EPA RCRA Initiative. In 2003, the U.S. Environmental Protection Agency (“EPA”) Office of Enforcement and Compliance Assurance announced that it would be targeting facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” As part of its initiative, EPA has inspected all or nearly all facilities in the U.S. phosphoric acid production sector to ensure compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA’s inspections, our Bartow and Green Bay, Florida facilities and our Uncle Sam and Faustina, Louisiana facilities have entered into consent orders to perform

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analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment. We are finalizing similar orders for our New Wales, Riverview, and South Pierce, Florida facilities.

We have received Notices of Violation (“NOVs”) from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006) and Bartow (September 2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and has referred the NOVs to the U.S. Department of Justice (“DOJ”) for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to most of the allegations in the NOVs, including but not limited to previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We have met several times with the DOJ and EPA to discuss potential resolutions to this matter. In addition to seeking various changes to our operations, the DOJ and EPA have expressed a desire to obtain financial assurances for the closure of phosphogypsum management systems which may be significantly more stringent than current requirements in Florida or Louisiana. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If it cannot, we intend to vigorously defend these matters in any enforcement actions that may be pursued. As part of a comprehensive settlement, or should we fail in our defense in any enforcement actions, we could incur substantial capital and operating expenses to modify our facilities and operating practices relating to the handling of process water, and we could also be required to pay significant civil penalties.

We have established accruals to address the estimated cost of implementing the related consent orders at our Florida and Louisiana facilities and the minimum estimated amount that will be incurred in connection with the NOVs discussed above. We cannot at this stage of the discussions predict whether the costs incurred as a result of the EPA’s RCRA initiative, the consent orders, or the NOVs will have a material effect on our business or financial condition.

EPA Clean Air Act Initiative. In August 2008, we attended a meeting with the EPA and DOJ at which we reiterated our responses to an August 2006 request from EPA under Section 114 of the Federal Clean Air Act (the “CAA”) for information and copies of records relating to compliance with National Emission Standards for Hazardous Air Pollutants for hydrogen fluoride (the “NESHAP”) at our Riverview, New Wales, Bartow, South Pierce and Green Bay facilities in Florida. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

EPA EPCRA Initiative. In July 2008, the DOJ sent a letter to major U.S. phosphoric acid manufacturers, including us, stating that the EPA’s ongoing investigation indicates apparent violations of Section 313 of the Emergency Planning and Community Right-to-Know Act (“EPCRA”) at their phosphoric acid manufacturing facilities. Section 313 of EPCRA requires annual reports to be submitted with respect to the use or presence of certain toxic chemicals. DOJ and EPA also stated that they believe that a number of these facilities have violated Section 304 of EPCRA and Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) by failing to provide required notifications relating to the release of hydrogen fluoride from the facilities. The letter did not identify any specific violations by us or assert a demand for penalties against us. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

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Florida Sulfuric Acid Plants. On April 8, 2010, the EPA Region 4 submitted an administrative subpoena to us under Section 114 of the CAA regarding compliance of our Florida sulfuric acid plants with the “New Source Review” requirements of the CAA. The request received by Mosaic appears to be part of a broader EPA national enforcement initiative focusing on sulfuric acid plants. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana. In Florida and Louisiana, we are required to comply with financial assurance regulatory requirements to provide comfort to the government that sufficient funds will be available for the ultimate closure and post-closure care of our phosphogypsum management systems. The estimated discounted net present value of our liabilities for such closure and post-closure care are included in our asset retirement obligations, which are discussed in Note 14 to the Consolidated Financial Statements in the 10-K Report. In contrast, the financial assurance requirements in Florida and Louisiana are based on the undiscounted amounts of our liabilities in the event we were no longer a going concern. These financial assurance requirements can be satisfied without the need for any expenditure of corporate funds to the extent our financial statements meet certain balance sheet and income statement financial strength tests. In the event that we were unable to satisfy these financial strength tests in the future, we must utilize alternative methods of complying with the financial assurance requirements or could be subject to enforcement proceedings brought by relevant governmental agencies. Potential alternative methods of compliance include negotiating a consent decree that imposes alternative financial assurance or other conditions or, alternatively, providing credit support in the form of cash escrows, surety bonds from insurance companies, letters of credit from banks, or other forms of financial instruments or collateral to satisfy the financial assurance requirements.

We currently meet the applicable financial strength tests in both Florida and Louisiana. There can be no assurance that we will be able to continue to comply with the financial strength tests in either state; however, assuming we maintain our current levels of liquidity and capital resources, we do not expect that compliance with current or alternative requirements will have a material effect on our results of operations, liquidity or capital resources.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party’s conduct on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, certain of our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. Our remedial liability from these sites, alone or in the aggregate, currently is not expected to have a material effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. Potential indemnification is not considered in our established accruals.

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Phosphate Mine Permitting in Florida

As a large mining company, denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial delays in issuing the permits, legal actions that prevent us from relying on permits or revocation of permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels or increase our costs in the future.

The Altman Extension of the Four Corners Mine. Following extensive administrative proceedings before, and litigation against, the Manatee County Board of County Commissioners (the “Manatee County Board”), in December 2008 we entered into a settlement agreement (the “Settlement Agreement”) with Manatee County pursuant to which, in January and February 2009, the Manatee County Board granted all approvals necessary from Manatee County to begin mining the Altman Extension (the “Altman Extension”) of our Four Corners phosphate rock mine in central Florida.

On February 17, 2009, Sierra Club, Inc. (the “Sierra Club”), Joseph Rehill, John Korvick, Mary Sheppard and Manasota-88, Inc. (“Manasota-88”) brought a lawsuit in the Manatee County Circuit Court alleging procedural defects by the Manatee County Board in its approval of the Settlement Agreement and the Manatee County Board’s subsequent approvals that permit us to begin mining the Altman Extension. The lawsuit was against Manatee County and Mosaic Fertilizer, LLC (“Mosaic Fertilizer”) and sought a writ of certiorari invalidating the Manatee County Board approvals. In November 2009, the court denied the writ of certiorari. The plaintiffs have appealed that decision. We believe this suit is without merit and intend to defend vigorously against it. We do not anticipate that this suit will adversely affect our future mining plans for the Altman Extension.

The Army Corps of Engineers (the “Corps”) issued a federal wetlands permit under the Clean Water Act (the “CWA”) for the Altman Extension in May 2008. The Sierra Club, Manasota-88, Gulf Restoration Network, Inc., People for Protecting Peace River, Inc. (“People for Protecting Peace River”) and the Environmental Confederation of Southwest Florida, Inc. sued the Corps in the United States District Court for the Middle District of Florida, Jacksonville Division (the “Jacksonville District Court”), seeking to vacate our permit to mine the Altman Extension. Mining on the Altman Extension has commenced and is continuing. In September 2010, the Jacksonville District Court deferred action on the parties’ respective motions for summary judgment, pending the result of our appeal to the Eleventh Circuit Court of Appeals (the “Eleventh Circuit”) of the Jacksonville District Court’s preliminary injunction in the litigation described below under “The Hardee County Extension of the South Fort Meade Mine,” stating the Jacksonville District Court’s view that the issues in the two cases are related. We believe that the permit was issued in accordance with all applicable requirements and that it will ultimately be upheld.

The Hardee County Extension of the South Fort Meade Mine. The mining reserves of our South Fort Meade phosphate rock mine in central Florida straddle the county line between Polk and Hardee Counties. Mining in the Polk County portion of the South Fort Meade mine, which began in 1995, is now substantially completed, with only low-yield reserves left to be mined. In 2003, we began the permitting process to extend mining into Hardee County (the “Hardee County Extension”) and, by March 2009 had obtained all of the significant permits necessary for mining in the Hardee County Extension from several governmental agencies, other than a federal wetlands permit from the Corps under the CWA (the “Hardee County Extension Permit”). Ongoing delays in receiving the Hardee County Extension Permit impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to idle a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the Hardee County Extension Permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

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On June 30, 2010, the Sierra Club, People for Protecting Peace River and Manasota-88 filed a lawsuit against the Corps in the Jacksonville District Court, contesting the Corps’ issuance of the Hardee County Extension Permit, alleging that the issuance of the permit violated the substantive and procedural requirements of the CWA, the National Environmental Policy Act (“NEPA”) and the Endangered Species Act (the “ESA”), and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law, in violation of the Administrative Procedure Act (the “APA”). Plaintiffs allege in their complaint that the permit improperly authorized the destruction of certain wetlands and streams that are associated with the headwaters of certain creeks and rivers that drain into the Charlotte Harbor, Florida, estuary and that mining for phosphate has an adverse impact on the local environment. Specific violations of NEPA and CWA asserted by plaintiffs include the Corps’ alleged (i) failure to find that an Environmental Impact Statement (“EIS”) was required; (ii) failure to conduct an adequate analysis under the CWA of alternatives; (iii) refusal to hold a public hearing; and (iv) failure to fully consider the cumulative effects of our South Fort Meade mine. Relief sought in the complaint included: (i) a declaration that the Corps violated its statutory and regulatory duties under the CWA, NEPA, ESA and APA; (ii) a temporary restraining order (“TRO”); (iii) preliminary and permanent injunctions requiring the Corps to rescind the permit; and (iv) enjoining the Corps from reissuing the permit until the Corps has complied with its statutory and regulatory duties under the CWA, NEPA, ESA and APA. On July 1, 2010, the Jacksonville District Court issued a TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the Hardee County Extension Permit. The TRO remained in effect through July 30, 2010.

On July 30, 2010, the Jacksonville District Court entered a preliminary injunction (the “Preliminary Injunction”) enjoining disturbance of jurisdictional waters of the United States in reliance on the Hardee County Extension Permit. The Jacksonville District Court found that plaintiffs failed to establish a likelihood of success on the merits of their NEPA claim but that plaintiffs had demonstrated a substantial likelihood of success on the merits of their claim that the Corps failed to adequately conduct their CWA alternatives analysis. The Jacksonville District Court also ordered a remand of the Hardee County Extension Permit to the Corps to adequately conduct an alternatives analysis, and further stated a public hearing should be conducted in conjunction with the remand. The order provides that the Preliminary Injunction is effective until the requisite alternatives analysis is accomplished and a permit is reissued by the Corps, or, alternatively, the case is decided in our favor.

On August 2, 2010, we appealed the Jacksonville District Court’s order to the Eleventh Circuit. In our appeal, we argued, among other matters, that the Jacksonville District Court erred in granting the Preliminary Injunction by: (i) failing to review the Corps’ actions with the level of deference required under the APA and substituting the Jacksonville District Court’s judgment for that of the Corps; (ii) ruling that the Corps’ CWA alternatives analysis was insufficient; (iii) finding that the plaintiffs had shown a substantial likelihood of success on the merits of their CWA claims; (iv) ordering a remand of the Hardee County Extension Permit to the Corps while the Preliminary Injunction is pending; and (v) weighing competing injuries and the public interest by issuing a de facto permit for us to mine in the Hardee County Extension outside of wetlands, effectively instituting an alternative that was rejected by the Corps.

On August 11, 2010, we requested the Jacksonville District Court for a limited stay (the “Limited Stay”) of the Preliminary Injunction. The Limited Stay would allow us to mine approximately 200 acres (“Phase I”) out of the approximately 10,000 acre Hardee County Extension. Phase I has approximately nine acres of wetlands, which we had already cleared for mining before the Jacksonville District Court issued the TRO. We estimate that the Limited Stay would allow us approximately four to six months of continued mining. We also requested an expedited ruling on the motion for Limited Stay, which the Jacksonville District Court denied on August 19, 2010. The Jacksonville District Court also announced that evaluation of the underlying merits of the case will not go forward during the pendency of our appeal to the Eleventh Circuit.

On August 20, 2010, we requested the Eleventh Circuit for (i) a Limited Stay permitting us to proceed with the limited mining in Phase I, and (ii) an expedited appeal. On September 9, 2010, the Eleventh Circuit granted

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the expedited appeal and declined our motion for the Limited Stay, without prejudice, however, to our renewal of it following the Jacksonville District Court’s ruling on our stay request. In early October, we renewed our request to the Eleventh Circuit for the Limited Stay as no ruling from the District Court had yet been issued.

Without the Hardee County Extension Permit, mining at the South Fort Meade mine could not continue without adverse consequences. Three draglines that extract phosphate rock had already exhausted available reserves in Polk County before the Jacksonville District Court issued the TRO and had been idled awaiting access to the new reserves in Hardee County. A remaining dragline was engaged in minimal phosphate rock extraction from low-yield reserves. Output from the single remaining dragline could not economically support the operating costs of the mine.

Accordingly, we indefinitely closed the South Fort Meade mine, including laying off approximately 60 employees and temporarily placing other employees in positions outside of our South Fort Meade mine. If either the Jacksonville District Court or the Eleventh Circuit grants our motion for the Limited Stay, we expect to call back the laid off employees. Absent receiving relief, such as the Limited Stay, mining activities at the South Fort Meade mine will remain shut down for an indefinite period.

The shutdown of the South Fort Meade mine is resulting in costs to suspend operations and idle plant costs. In addition, our production of concentrated phosphates from the South Fort Meade mine’s phosphate rock production is estimated to be almost 3.2 million tonnes per year. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees, and result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer term, conceivably adversely affect our liquidity and capital resources.

Assuming successful execution of ongoing measures to mitigate the near-term adverse effects of the Preliminary Injunction, we do not currently expect any significant impact on sales volumes during fiscal 2011. These near-term mitigation activities include drawing down existing phosphate rock and finished product inventories; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate mines. Drawing down inventories is only a short-term solution; running our other mines at maximum operating rates cannot be sustained indefinitely as these mines were already operating at or near capacity; and purchasing phosphate rock from third parties will significantly reduce our gross margin. Our ability to successfully develop and implement plans to fully mitigate the effects of the Preliminary Injunction in the longer-term remains uncertain.

We believe that the plaintiffs’ claims in this case are without merit and intend to vigorously defend the Corps issuance of the Hardee County Extension Permit. However, if the plaintiffs were to prevail in this case, obtaining new or modified permits could significantly delay the mining of the Hardee County Extension and could result in more onerous mining conditions.

Central Florida Phosphate District Area-Wide Environmental Impact Statement

On August 24, 2010, we received official confirmation from the Corps that it plans to conduct an area-wide EIS (“AEIS”) for the central Florida phosphate district. We cannot predict the scope or timeline for this process, or what its outcome will be; however, although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our future permitting efforts.

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Potash Antitrust Litigation

On September 11, 2008, separate complaints (together, the “September 11, 2008 Cases”) were filed in the United States District Courts for the District of Minnesota (the “Minn-Chem Case”) and the Northern District of Illinois (the “Gage’s Fertilizer Case”), on October 2, 2008 another complaint (the “October 2, 2008 Case”) was filed in the United States District Court for the Northern District of Illinois, and on November 10, 2008 and November 12, 2008, two additional complaints (together, the “November 2008 Cases” and collectively with the September 11, 2008 Cases and the October 2, 2008 Case, the “Direct Purchaser Cases”) were filed in the United States District Court for the Northern District of Illinois by Minn-Chem, Inc., Gage’s Fertilizer & Grain, Inc., Kraft Chemical Company, Westside Forestry Services, Inc. d/b/a Signature Lawn Care, and Shannon D. Flinn, respectively, against The Mosaic Company, Mosaic Crop Nutrition, LLC and a number of unrelated defendants that allegedly sold and distributed potash throughout the United States. On November 13, 2008, the plaintiffs in the cases in the United States District Court for the Northern District of Illinois filed a consolidated class action complaint against the defendants, and on December 2, 2008 the Minn-Chem Case was consolidated with the Gage’s Fertilizer Case. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Direct Purchaser Cases. The amended consolidated complaint added Thomasville Feed and Seed, Inc., as a named plaintiff, and was filed on behalf of the named plaintiffs and a purported class of all persons who purchased potash in the United States directly from the defendants during the period July 1, 2003 through the date of the amended consolidated complaint (“Class Period”). The amended consolidated complaint generally alleges, among other matters, that the defendants: conspired to fix, raise, maintain and stabilize the price at which potash was sold in the United States; exchanged information about prices, capacity, sales volume and demand; allocated market shares, customers and volumes to be sold; coordinated on output, including the limitation of production; and fraudulently concealed their anticompetitive conduct. The plaintiffs in the Direct Purchaser Cases generally seek injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants’ alleged combination or conspiracy to unreasonably restrain trade and commerce in violation of Section 1 of the Sherman Act. The plaintiffs also seek costs of suit, reasonable attorneys’ fees and pre-judgment and post-judgment interest.

On September 15, 2008, separate complaints were filed in the United States District Court for the Northern District of Illinois by Gordon Tillman (the “Tillman Case”); Feyh Farm Co. and William H. Coaker Jr. (the “Feyh Farm Case”); and Kevin Gillespie (the “Gillespie Case;” the Tillman Case and the Feyh Farm Case together with the Gillespie case being collectively referred to as the “Indirect Purchaser Cases;” and the Direct Purchaser Cases together with the Indirect Purchaser Cases being collectively referred to as the “Potash Antitrust Cases”). The defendants in the Indirect Purchaser Cases are generally the same as those in the Direct Purchaser Cases. On November 13, 2008, the initial plaintiffs in the Indirect Purchaser Cases and David Baier, an additional named plaintiff, filed a consolidated class action complaint. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Indirect Purchaser Cases. The factual allegations in the amended consolidated complaint are substantially identical to those summarized above with respect to the Direct Purchaser Cases. The amended consolidated complaint in the Indirect Purchaser Cases was filed on behalf of the named plaintiffs and a purported class of all persons who indirectly purchased potash products for end use during the Class Period in the United States, any of 20 specified states and the District of Columbia defined in the consolidated complaint as “Indirect Purchaser States,” any of 22 specified states and the District of Columbia defined in the consolidated complaint as “Consumer Fraud States”, and/or 48 states and the District of Columbia and Puerto Rico defined in the consolidated complaint as “Unjust Enrichment States.” The plaintiffs generally sought injunctive relief and to recover unspecified amounts of damages, including treble damages for violations of the antitrust laws of the Indirect Purchaser States where allowed by law, arising from defendants’ alleged continuing agreement, understanding, contract, combination and conspiracy in restraint of trade and commerce in violation of Section 1 of the Sherman Act, Section 16 of the Clayton Act, the antitrust, or unfair competition laws of the Indirect Purchaser States and the consumer

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protection and unfair competition laws of the Consumer Fraud States, as well as restitution or disgorgement of profits, for unjust enrichment under the common law of the Unjust Enrichment States, and any penalties, punitive or exemplary damages and/or full consideration where permitted by applicable state law. The plaintiffs also seek costs of suit and reasonable attorneys’ fees where allowed by law and pre-judgment and post-judgment interest.

On June 15, 2009, we and the other defendants filed motions to dismiss the complaints in the Potash Antitrust Cases. On November 3, 2009, the court granted our motions to dismiss the complaints in the Indirect Purchaser Cases except (a) for plaintiffs residing in Michigan and Kansas, claims for alleged violations of the antitrust or unfair competition laws of Michigan and Kansas, respectively, and (b) for plaintiffs residing in Iowa, claims for alleged unjust enrichment under Iowa common law. The court denied our and the other defendants’ other motions to dismiss the Potash Antitrust Cases, including the defendants’ motions to dismiss the claims under Section 1 of the Sherman Act for failure to plead evidentiary facts which, if true, would state a claim for relief under that section. The court, however, stated that it recognized that the facts of the Potash Antitrust Cases present a difficult question under the pleading standards enunciated by the U.S. Supreme Court for claims under Section 1 of the Sherman Act, and that it would consider, if requested by the defendants, certifying the issue for interlocutory appeal. On January 13, 2010, at the request of the defendants, the court issued an order certifying for interlocutory appeal the issues of (i) whether an international antitrust complaint states a plausible cause of action where it alleges parallel market behavior and opportunities to conspire; and (ii) whether a defendant that sold product in the United States with a price that was allegedly artificially inflated through anti-competitive activity involving foreign markets, engaged in ‘conduct involving import trade or import commerce’ under applicable law. On March 17, 2010, the United States Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) agreed to hear the defendants’ interlocutory appeal. The parties have filed their appellate briefs with the Seventh Circuit, and the court heard oral arguments from the parties on June 3, 2010.

We believe that the allegations in the Potash Antitrust Cases are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

MicroEssentials® Patent Lawsuit

On January 9, 2009, John Sanders and Specialty Fertilizer Products, LLC filed a complaint against Mosaic, Mosaic Fertilizer, Cargill, Incorporated and Cargill Fertilizer, Inc. in the United States District Court for the Western District of Missouri. The complaint alleges that our production of MicroEssentials® SZ, one of several types of the MicroEssentials® value-added ammoniated phosphate crop nutrient products that we produce, infringes on a patent held by the plaintiffs since 2001. Plaintiffs have since asserted that other MicroEssentials® products also infringe the patent. Plaintiffs seek to enjoin the alleged infringement and to recover an unspecified amount of damages and attorneys’ fees for past infringement. We filed an answer to the complaint responding that MicroEssentials® does not infringe the plaintiffs’ patent and that the plaintiffs’ patent is invalid. Following a hearing on March 17, 2010, at which the court construed plaintiffs’ patent in such a manner that our MicroEssentials® products would not infringe the patent, the plaintiffs agreed to dismiss their claims with prejudice, subject to a right to appeal the dismissal. Plaintiffs have subsequently appealed the dismissal.

We believe that the plaintiffs’ allegations are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

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Esterhazy Potash Mine Tolling Contract Disputes

Under a contract (the “PCS Tolling Contract”) with Potash Corporation of Saskatchewan Inc. (“PCS”), our wholly-owned subsidiary, Mosaic Potash Esterhazy Limited Partnership (“Mosaic Esterhazy”), mines and refines PCS’ potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs. The contract provides that PCS may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of PCS, but only to the extent PCS has not received all of its available reserves under the contract. Based on our then-current calculations, in May 2009, we informed PCS that we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the contract after April 2009 and, therefore, our obligation to supply potash to PCS would expire by the end of August 2010, and that we would cease delivery of product following that date. Our calculations assumed PCS would continue to take 1.1 million tonnes annually under the contract (which is the volume PCS elected to take for calendar 2009) and that our then-current mining plans and conditions would remain unchanged. In the first quarter of fiscal 2011, we updated our calculation of the expected expiration date of the contract to reflect PCS’ refusal, described more fully below, to take delivery in calendar 2009 of almost 0.9 million tonnes of potash that it ordered under the contract as a result of an alleged force majeure event (the “Force Majeure Tonnes”), as well as PCS’ election to take 0.9 million tonnes of potash under the contract in calendar 2010 and other relevant factors. Based on our updated calculations, we believe that at May 31, 2010 there were approximately 1.1 million remaining tonnes due under the PCS Tolling Contract. These 1.1 million remaining tonnes include the Force Majeure Tonnes. As noted below, the parties’ rights and obligations with respect to the Force Majeure Tonnes remain in dispute.

On or about May 27, 2009, PCS filed a lawsuit against Mosaic Esterhazy in the Queen’s Bench Judicial Centre of Saskatoon, Saskatchewan, following our notice to PCS described in the preceding paragraph. In general terms, the lawsuit contests our basis and timing for termination of the PCS Tolling Contract; asserts that PCS’ rights to potash under the contract will not expire until at least 2012, and potentially later at current delivery rates; alleges that our notice is a threatened repudiation of the contract and would convert PCS’ reserves to our use; and asserts that the value of the potash at issue exceeds $1 billion. The lawsuit also alleges that we breached our contractual obligation to engage in good mining practices, resulting in saturated brine inflows in portions of our Esterhazy mine, which allegedly reduced the extraction ratio of potash from the mine. The lawsuit further claims that, if our Esterhazy mine were to flood, we could convert the mine to a solution mine and that, under such circumstances, we would be able to extract a greater portion of the reserves and that PCS would accordingly be entitled to additional potash under the PCS Tolling Contract. The lawsuit requests orders from the court declaring the amount of potash that PCS has a right to receive under the PCS Tolling Contract; that we deliver that amount of potash to PCS on a timely basis in accordance with the PCS Tolling Contract; restraining us from ceasing delivery of potash to PCS until a final order is issued by the court; and awarding damages to PCS for any conversion of PCS’ reserves and our alleged threatened repudiation of the contract, as well as costs, pre- and post-judgment interest and such further relief as the court may allow.

In June 2009, we filed a statement of defense against PCS’ claims as well as a counterclaim against PCS. In our statement of defense, we generally denied the alleged bases for PCS’ claims and asserted, among other defenses, that PCS’ lawsuit did not state a cause of action; that any claim for alleged poor mining practices was based on acts or omissions prior to 1986 and was time-barred; that provisions of the PCS Tolling Contract limit our liability to PCS to loss, damage or injury to the PCS reserves resulting from bad faith, willful misconduct or gross negligence; and that provisions of the PCS Tolling Contract limit our liability for performance or non-performance under the contract to approximately $10.0 million. We also noted that saturated brine inflows are a known risk in Saskatchewan potash mines and that each potash shaft mine in Saskatchewan and New Brunswick, including all five PCS potash shaft mines, has a history of inflows. Finally, our statement of defense requested a declaration by the court that based on our then-current mine plans and assuming a delivery rate of

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately 1.1 million tonnes of product per year, PCS’ entitlement to potash would terminate by the end of August 2010.

In addition, as noted above, PCS refused to take delivery of the Force Majeure Tonnes, following its April 2009 notice to us that it was no longer prepared to accept further shipments of product under the PCS Tolling Contract because of the global financial and credit crisis, stating that PCS no longer had the ability to physically receive, ship or store additional potash, and asserting that its inability to receive delivery of additional product was a force majeure event. We counterclaimed against PCS alleging that it breached the PCS Tolling Contract by failing to take delivery of potash that it ordered under the contract based on the alleged force majeure event. Our counterclaim seeks damages in an unspecified amount, pre-judgment interest, costs and such further relief as the court deems just.

In January 2010, PCS amended its statement of claim to, among other things, allege that Mosaic failed to make proper or adequate disclosure to PCS regarding Mosaic’s mining practices, the purpose and effect of which is to conceal from PCS the existence of claims PCS may have had in respect of Mosaic’s alleged failure to discharge properly its obligations under the PCS Tolling Contract.

In addition, in February 2010, PCS notified us that it was lifting its prior notice of force majeure but noted that it only intended to take a pro rata share of its nominated volume for calendar 2010. In March 2010, the court denied our motion to bar and strike, as not a proper subject for declaratory relief and as time-barred, PCS’ claim for alleged losses arising from saturated brine inflows in portions of our Esterhazy mine dating back to 1985 and 1986, on the basis that these determinations should be made by the trial judge based upon the evidentiary record established at trial. Trial in this matter is currently scheduled to begin September 6, 2011.

We believe that PCS’ allegations are without merit and intend to defend vigorously against them. While we cannot predict the outcome of this litigation at this stage of the proceedings, irrespective of its outcome, we believe that expiration of the contract will have a material positive effect on the volume of potash that we can produce for resale at then-current market prices, may result in an increase in our share of the sales of Canpotex (which are generally based on the operational capacities of the members) and could have a material positive effect on our results of operations, liquidity and capital resources.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition, results of operations, and cash flows.

11. Accounting for Derivative Instruments and Hedging Activities

We are exposed to the impact of fluctuations in the relative value of currencies, the impact of fluctuations in the purchase prices of natural gas and ammonia consumed in operations, changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity and freight prices, but not for speculative purposes.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of August 31, 2010, the following is the total absolute notional volume associated with our outstanding derivative instruments:

(in millions of Units) Derivative Instrument	Derivative Category	Unit of Measure	August 31, 2010
Foreign currency derivatives	Foreign currency	US Dollars	1,030.6
Natural gas derivatives	Commodity	MMbtu	15.8
Ocean freight contracts	Freight	Tonnes	1.2

Our foreign currency exchange contracts, commodities contracts, and freight contracts do not qualify for hedge accounting under U.S. GAAP; therefore, unrealized gains and losses are recorded in the Condensed Consolidated Statements of Earnings. Unrealized gains and losses on foreign currency exchange contracts related to inventory purchases, commodities contracts and certain forward freight agreements are recorded in cost of goods sold in the Condensed Consolidated Statements of Earnings. Unrealized gain or (loss) on foreign currency exchange contracts used to hedge changes in our financial position is included in the foreign currency transaction gain (loss) line in the Condensed Consolidated Statements of Earnings. Below is a table that shows the unrealized gains and (losses) on derivative instruments related to foreign currency exchange contracts, commodities contracts, and freight:

		Three months ended August 31,
Derivative Instrument	Location	2010	2009
Foreign currency derivatives	Cost of goods sold	$(4.3)	$(6.0)
Foreign currency derivatives	Foreign currency transaction gain (loss)	(5.8)	30.7
Commodity derivatives	Cost of goods sold	(2.3)	16.8
Freight derivatives	Cost of goods sold	(3.3)	(3.1)

The gross fair market value of all derivative instruments and their location in our Condensed Consolidated Balance Sheets are shown by those in an asset or liability position and are further categorized by foreign currency, commodity, and freight derivatives.

	Asset Derivatives(a)		Liability Derivatives(a)
Derivative Instrument	Location	August 31, 2010	Location	August 31, 2010
Foreign currency derivatives	Other current assets	$1.8	Accrued liabilities	$(12.0)
Commodity derivatives	Other current assets	—	Accrued liabilities	(12.2)
Commodity derivatives	Other assets	—	Other noncurrent liabilities	(2.5)
Freight derivatives	Other current assets	2.8	Accrued liabilities	(1.5)

Total		$4.6		$(28.2)

(a)	In accordance with U.S. GAAP, the above amounts are disclosed at gross fair value and the amounts recorded on the Condensed Consolidated Balance Sheets are presented on a net basis, when permitted.

For additional disclosures about fair value measurement of derivative instruments, see Note 12 to the Condensed Consolidated Financial Statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that require us to post collateral. These provisions also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on August 31, 2010, was $26.7 million. We have $1.2 million of cash collateral posted in association with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on August 31, 2010, we would be required to post $25.5 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

Counterparty Credit Risk

We enter into foreign exchange and certain commodity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, material losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

12. Fair Value Measurements

We determine the fair market values of our derivative contracts and certain other assets and liabilities based on the fair value hierarchy, described below, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within the fair value hierarchy that may be used to measure fair value.

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents assets and liabilities included in our Condensed Consolidated Balance Sheets that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value.

	August 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
Foreign currency derivatives	$1.8	$1.0	$0.8	$—
Freight derivatives	2.8	—	—	2.8

Total assets at fair value	$4.6	$1.0	$0.8	$2.8

Liabilities
Foreign currency derivatives	$12.0	$1.1	$10.9	$—
Commodity derivatives	14.7	—	14.7	—
Freight derivatives	1.5	—	—	1.5

Total liabilities at fair value	$28.2	$1.1	$25.6	$1.5

We did not significantly change our valuation techniques from prior periods. Following is a summary of the valuation techniques for assets and liabilities recorded in our Condensed Consolidated Financial Statements at fair value on a recurring basis:

Foreign Currency Derivatives—We periodically enter into derivatives contracts in order to reduce our foreign currency exchange rate risk. We use forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Condensed Consolidated Statements of Earnings and Condensed Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such derivates can create additional earnings volatility because we do not use hedge accounting. We hedge certain of these risks through forward contracts and zero-cost collars. Effective June 1, 2010, our Brazilian and Argentina operations began hedging a portion of their currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada. Our Brazilian business enters into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile & Futures Exchange—and also enters into forward contracts to hedge foreign currency risk. We also use forward contracts to hedge our Argentine peso currency risk. The remainder of our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures, and use forward contracts to reduce foreign currency risk.

Commodity Derivatives—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of certain of our product inputs. Our commodity derivatives contracts primarily relate to purchases of natural gas and ammonia. We use forward purchase contracts, swaps, and three-way collars to reduce these risks. The use of these financial instruments reduces the exposure to these risks with the intent to reduce our risk and variability.

Freight Derivatives—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of our freight. We use forward freight agreements to reduce the risk and variability of related price

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

changes in freight. The use of these financial instruments reduces the exposure to these risks with the intent to reduce our risk and variability.

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	August 31, 2010		May 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$2,362.7	$2,362.7	$2,523.0	$2,523.0
Accounts receivable, including Cargill receivables	572.1	572.1	614.8	614.8
Accounts payable trade, including Cargill payables	559.1	559.1	566.7	566.7
Short-term debt	75.9	75.9	83.1	83.1
Long-term debt, including current portion	1,256.7	1,355.7	1,260.8	1,352.7

For cash and cash equivalents, accounts receivable, accounts payable and short-term debt, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt, including long-term debt due to Cargill, is estimated using a present value method based on current interest rates for similar instruments with equivalent credit quality, as well as market prices for our publicly traded debt instruments.

13. Related Party Transactions

Cargill is considered a related party due to its majority ownership interest in us. As of August 31, 2010, Cargill and certain of its subsidiaries owned approximately 64.1% of our outstanding common stock. We have entered into transactions and agreements with Cargill and certain of its non-consolidated subsidiaries (affiliates) from time to time, and anticipate that we will enter into additional transactions and agreements with Cargill and its affiliates in the future. Certain agreements and transactions between Cargill and its affiliates and us are described below.

As of August 31, 2010, the net amount due from Cargill and its affiliates related to the above transactions totaled $10.7 million. At May 31, 2010, the net amount due to Cargill and its affiliates was $2.2 million.

Cargill made no equity contributions during the three months ended August 31, 2010 or during fiscal year 2010.

The Condensed Consolidated Statements of Earnings included the following transactions with Cargill and its affiliates:

	Three months ended August 31,
	2010	2009
Transactions with Cargill and affiliates included in net sales	$41.1	$26.1
Transactions with Cargill and affiliates included in cost of goods sold	59.1	35.4
Transactions with Cargill and affiliates included in selling, general and administrative expenses	2.2	2.1

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of August 31, 2010 and May 31, 2010, the net amount due from our non-consolidated companies totaled $120.9 million and $140.8 million, respectively. The Condensed Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

	Three months ended August 31,
	2010	2009
Transactions with non-consolidated companies included in net sales	$189.8	$89.1
Transactions with non-consolidated companies included in cost of goods sold	162.4	131.2

14. Business Segments

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics, and for which segment financial information is available for our chief operating decision maker. For a description of our business segments see Note 1 to the Condensed Consolidated Financial Statements. We evaluate performance based on the operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, stand-alone businesses. Corporate, Eliminations and Other primarily represents activities associated with our Nitrogen distribution business, unallocated corporate office activities and eliminations. All intersegment transactions are eliminated within Corporate, Eliminations and other. Segment information was as follows:

	Phosphates	Potash	Corporate, Eliminations and Other	Total
Three months ended August 31, 2010
Net sales to external customers	$1,581.1	$601.4	$5.8	$2,188.3
Intersegment net sales	—	20.5	(20.5)	—

Net sales	1,581.1	621.9	(14.7)	2,188.3
Gross margin	245.0	256.7	3.0	504.7
Operating earnings	178.0	218.0	14.3	410.3
Capital expenditures	64.4	227.1	3.2	294.7
Depreciation, depletion and amortization expense	61.1	40.0	3.6	104.7

Three months ended August 31, 2009
Net sales to external customers	$1,194.5	$248.9	$13.8	$1,457.2
Intersegment net sales	—	84.4	(84.4)	—

Net sales	1,194.5	333.3	(70.6)	1,457.2
Gross margin	114.5	124.6	(16.9)	222.2
Operating earnings (loss)	46.5	99.3	(11.6)	134.2
Capital expenditures	82.4	150.2	3.6	236.2
Depreciation, depletion and amortization expense	59.9	29.7	2.5	92.1

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Investment in Miski Mayo Mine

In the first quarter of fiscal 2011, we acquired a 35% economic interest in a joint venture, with subsidiaries of Vale S.A (“Vale”) and Mitsui & Co., Ltd., that owns a recently opened phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. Phosphate rock production started at the Miski Mayo Mine and shipments began in the first quarter of fiscal 2011.

16. Assets and Investments Held for Sale

On February 11, 2010, we entered into agreements with Vale under which we granted Vale call options to purchase from us, and Vale granted us put options to sell to Vale, our minority stake in Vale Fertilizantes S.A (formerly Fosfertil S.A. or “Fosfertil”), and our Cubatão facility in Brazil. These assets are reflected in our Condensed Consolidated Balance Sheets as of August 31, 2010 and May 31, 2010 as assets and investments held for sale of $392.5 million and $399.6 million, respectively and are part of our Phosphates segment.

On September 29, 2010, we received gross proceeds for our minority stake in Fosfertil of approximately $1 billion which resulted in a pre-tax gain of approximately $700 million which will be recorded in the second quarter of fiscal 2011. We anticipate receiving gross proceeds in excess of $50 million for the sale of our Cubatão facility in the second half of fiscal year 2011. The sale is expected to result in a minimal gain.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the material under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Annual Report on Form 10-K of The Mosaic Company filed with the Securities and Exchange Commission for the fiscal year ended May 31, 2010 (the “10-K Report”) and the material under Item 1 of Part I of this report.

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes, which are the equivalent of 2,205 pounds, unless we specifically state we mean long ton(s) which are the equivalent of 2,240 pounds. In the following tables, there are certain percentages that are not considered to be meaningful and are represented by “NM.”

Results of Operations

The following table shows the results of operations for the three months ended August 31, 2010 and 2009:

	Three months ended August 31,		2010-2009
(in millions, except per share data)	2010	2009	Change	Percent
Net sales	$2,188.3	$1,457.2	$731.1	50%
Cost of goods sold	1,683.6	1,235.0	448.6	36%

Gross margin	504.7	222.2	282.5	127%
Gross margin percentage	23.1%	15.2%
Selling, general and administrative expenses	88.1	81.4	6.7	8%
Other operating expenses	6.3	6.6	(0.3)	(5%)

Operating earnings	410.3	134.2	276.1	206%
Interest expense, net	7.0	14.9	(7.9)	(53%)
Foreign currency transaction gain	2.0	13.1	(11.1)	(85%)
Other income (expense)	(0.6)	0.4	(1.0)	NM

Earnings from consolidated companies before income taxes	404.7	132.8	271.9	205%
Provision for income taxes	109.6	32.8	76.8	234%

Earnings from consolidated companies	295.1	100.0	195.1	195%
Equity in net earnings of nonconsolidated companies	3.8	2.5	1.3	52%

Net earnings including non-controlling interests	298.9	102.5	196.4	192%
Less: Net earnings attributable to non-controlling interests	1.2	1.9	(0.7)	(37%)

Net earnings attributable to Mosaic	$297.7	$100.6	$197.1	196%

Diluted net earnings attributable to Mosaic per share	$0.67	$0.23	$0.44	191%
Diluted weighted average number of shares outstanding	446.9	446.3

Overview of Consolidated Results for the three months ended August 31, 2010 and 2009

Net earnings attributable to Mosaic for the three months ended August 31, 2010 were $297.7 million, or $0.67 per diluted share, compared with net earnings attributable to Mosaic of $100.6 million, or $0.23 per diluted share, for the same period a year ago. The more significant factors affecting our results of operations and financial condition are listed below. Certain of these factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our results for the first quarter of fiscal 2011 reflected a strong rebound in phosphate sales prices and potash sales volumes and production levels compared to very weak and uncertain market conditions in the same period in the prior year.

The North American crop nutrient market has shown significant improvement due to the strengthening outlook for agriculture fundamentals, driven by increased grain and oilseed prices toward the end of the first quarter of fiscal 2011. We also saw a recovery in international sales due to strong demand in Brazil. These improvements are in contrast to the rapid decline in overall market conditions that began in the second quarter of fiscal 2009 and carried through the first quarter of fiscal 2010.

The selling prices for our diammonium phosphate (“DAP”) products in the first quarter of fiscal 2011 were significantly higher than in the first quarter of fiscal 2010 due to strong agricultural fundamentals and higher demand in the current year compared to the same period in the prior year when prices fell sharply due to a rapid softening of agricultural fundamentals and re-calibration of the phosphate market which reflected, in part, lower raw material input costs. There has been a significant recovery in potash sales volumes from the low levels in the first quarter of fiscal 2010 due to the stabilization of prices for our potash products and an improvement in domestic customers’ purchasing behavior as grain and oilseed prices have been strong.

Higher raw materials costs partially offset the benefit received by the increase in market prices for our phosphates products. The higher prices for our key raw materials for concentrated phosphates, primarily sulfur and ammonia, resulted from higher global demand for these raw materials in the current year compared to the year ago quarter. In addition, the price of sulfur was affected by lack of availability as supply has tightened due to refinery operating rates being low.

The increased demand for our phosphates and potash products has resulted in lower finished goods inventory levels in North America. In response to increased demand, we significantly increased our production rates in Potash in the first quarter of fiscal 2011 compared to the same quarter a year ago. In addition, in the first quarter of fiscal 2011, compared to the year ago period, our Phosphates concentrates production levels remained relatively high. However, our North American Phosphate rock production levels and inventories have decreased primarily due to a preliminary injunction (the “Preliminary Injunction”) entered by the court in a lawsuit contesting the issuance of a federal wetlands permit (the “Hardee County Extension Permit”) for the extension of mining at our South Fort Meade, Florida, phosphate rock mine into Hardee County (the “Hardee County Extension”) as discussed below.

Other Highlights

During the three months ended August 31, 2010:

•	We maintained a strong financial position, with cash and cash equivalents of $2.4 billion as of August 31, 2010.

•	We generated $556.2 million in cash flows from operations in the first quarter of fiscal 2011. The positive cash flow was primarily driven by net earnings and customer prepayments.

•

We acquired a 35% economic interest in a joint venture, with subsidiaries of Vale S.A (“Vale”) and Mitsui & Co., Ltd., that owns a recently opened phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. Phosphate rock production started at the Miski Mayo Mine and shipments began in the first quarter of fiscal 2011.

•

Certain environmental groups filed a lawsuit in federal district court against the U.S. Army Corps of Engineers (the “Corps”) contesting its issuance of the Hardee County Extension Permit, and the court issued the Preliminary Injunction, preventing us from relying on the permit. Without this permit, mining at the South Fort Meade mine could not continue without adverse consequences, and we have shut down the mine. Absent receiving relief, such as a limited stay from the trial court or appellate court which would allow us to re-commence mining activities in a predefined area of the Hardee County Extension, mining activities at the South Fort Meade mine will need to be shut down for an indefinite period. The shutdown is resulting in costs to suspend operations and idle plant costs. In light of near-term mitigation plans, we do not currently expect any significant impact on sales volumes during fiscal 2011; however, the cost of purchased phosphate rock will reduce our gross margin. Longer-term, our ability to successfully develop and implement plans to fully mitigate the effects of the Preliminary Injunction remains uncertain, and the shutdown could further significantly affect our results. We have included additional information about this lawsuit under “Environmental, Health and Safety Matters,” in Note 10 of our Consolidated Financial Statements and in Item 1A of Part II of this report.

•

We continued the expansion of capacity in our Potash segment, in line with our views of the long-term fundamentals of that business. We expect the planned expansions to significantly increase our annual capacity for finished product over the next decade.

•

We recently began development of a destination resort and conference center in certain areas of previously mined land as part of our long-term business strategy to maximize the value and utility of our extensive land holdings in Florida.

Subsequent to the quarter ended August 31, 2010, we sold our interests in Fosfertil to a subsidiary of Vale for gross proceeds of approximately $1.0 billion. The sale resulted in a pre-tax gain of approximately $700 million in the second quarter of fiscal 2011, which will be recorded in non-operating income in our Condensed Consolidated Statement of Earnings.

Phosphates Net Sales and Gross Margin

The following table summarizes the Phosphates segment’s net sales, gross margin, sales volume, selling prices and raw material prices:

	Three months ended August 31,		2010-2009
(in millions, except price per tonne or unit)	2010	2009	Change	Percent
Net sales:
North America	$453.3	$294.8	$158.5	54%
International	1,127.8	899.7	228.1	25%

Total	1,581.1	1,194.5	386.6	32%
Cost of goods sold	1,336.1	1,080.0	256.1	24%

Gross margin	$245.0	$114.5	$130.5	114%

Gross margin as a percent of net sales	15%	10%
Sales volume (in thousands of metric tonnes)
Crop Nutrients(a):
North America	854	683	171	25%
International	1,083	1,161	(78)	(7%)
Crop Nutrient Blends	699	702	(3)	—
Feed Phosphates	121	150	(29)	(19%)
Other(b)	305	194	111	57%

Total Phosphates Segment Tonnes(a)	3,062	2,890	172	6%

Average selling price per tonne:
DAP (FOB plant)	$431	$278	$153	55%
Crop Nutrient Blends (FOB destination)	408	401	7	2%
Average cost per unit:
Ammonia (metric tonne)	$391	$261	$130	50%
Sulfur (long ton)	152	30	122	407%

(a)	Excludes tonnes sold by PhosChem for its other member
(b)	Other volumes are primarily SSP, potash and urea sold outside of North America.

Three months ended August 31, 2010 and 2009

The Phosphates segment’s net sales increased to $1.6 billion for the three months ended August 31, 2010, compared to $1.2 billion in the first quarter of fiscal 2010. Higher average sales prices resulted in additional net sales of approximately $340 million.

Our average DAP selling price was $431 per tonne for the three months ended August 31, 2010, an increase of $153 per tonne or 55% from the prior year. The increase in selling prices was due to the factors discussed in the Overview. The increase in the selling price of crop nutrient blends (“Blends”) was minimal due to the mix of potash and nitrogen used in the production of Blends.

The Phosphates segment’s sales volumes increased to 3.1 million tonnes for the three months ended August 31, 2010 compared to 2.9 million tonnes in the same period a year ago due to the factors discussed in the Overview.

We consolidate the financial results of PhosChem. Included in our results for the three months ended August 31, 2010 is PhosChem revenue and cost of goods sold for its other member of $153.6 million, compared with $111.6 million for the first quarter in fiscal 2010.

Gross margin for the Phosphates segment increased to $245.0 million from $114.5 million in the first quarter of fiscal 2010 due to higher sales prices which had a favorable impact on gross margin of approximately $340 million, partially offset by higher costs of approximately $210 million. The higher costs were primarily due to higher raw material costs for sulfur and ammonia and the effect of lower mining production levels in the first quarter of fiscal 2011. Rock mining production levels are expected to continue to affect results until South Fort Meade resumes mining operations. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 15% for the three months ended August 31, 2010 compared to 10% a year ago.

In the first quarter of fiscal 2011, higher sulfur and ammonia prices unfavorably impacted cost of goods sold by approximately $180 million compared with prior year results. The average consumed price for sulfur increased to $152 per long ton for the three months ended August 31, 2010 from $30 in the same period a year ago. The average consumed price for ammonia increased to $391 per tonne in the first quarter of fiscal 2011 from $261 in the same period a year ago. The increase in the market prices of these raw materials was due to the factors discussed in the Overview.

Costs were also unfavorably impacted by net unrealized mark-to-market derivative losses of $3.9 million, mainly on freight derivatives, in the first quarter of fiscal 2011 compared to a gain of $9.7 million, primarily on natural gas derivatives, for the same period a year ago.

The Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients increased to 2.2 million tonnes for the first quarter of fiscal 2011 compared with 2.0 million tonnes for the same period a year ago due to the factors discussed in the Overview. Our phosphate rock production was 2.3 million tonnes during the first quarter of fiscal 2011 compared with 3.5 million tonnes in the same quarter of fiscal 2010. Reduced phosphate rock production rates are expected to continue until our South Fort Meade mine resumes mining operations.

Potash Net Sales and Gross Margin

The following table summarizes the Potash segment’s net sales, gross margin, sales volume and selling price:

	Three months ended August 31,			2010-2009
(in millions, except price per tonne or unit)	2010	2009		Change	Percent
Net sales:
North America	$388.4	$141.5		$246.9	174%
International	233.5	191.8		41.7	22%

Total	621.9	333.3		288.6	87%
Cost of goods sold	365.2	208.7		156.5	75%

Gross margin	$256.7	$124.6		$132.1	106%

Gross margin as a percent of net sales	41%	37%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a):
North America	677	109		568	521%
International	850	508		342	67%

Total	1,527	617		910	147%
Non-agricultural	151	178		(27)	(15%)

Total	1,678	795		883	111%

Average selling price per tonne:
MOP (FOB plant)	$331	$354	(b)	$(23)	(6%)

(a)	Excludes tonnes related to a third-party tolling arrangement
(b)	Our previously reported average selling price for MOP has been adjusted to eliminate intersegment transactions.

Three months ended August 31, 2010 and 2009

The Potash segment’s net sales increased to $621.9 million for the three months ended August 31, 2010, compared to $333.3 million in the same period a year ago, primarily due to an increase in sales volumes that resulted in an increase in revenue of approximately $330 million, partially offset by a decline in average selling prices that resulted in a decrease in revenue of approximately $70 million.

The Potash segment’s sales volumes increased to 1.7 million tonnes for the three months ended August 31, 2010 compared to 0.8 million tonnes in the same period a year ago, primarily driven by the factors described in the Overview.

Our average muriate of potash (“MOP”) selling price was $331 per tonne in the first quarter of fiscal 2011, a decline of $23 per tonne compared with the same period a year ago. MOP selling prices have continued to decrease since February 2009, as prices have recalibrated.

Gross margin for the Potash segment increased from $124.6 million for the three months ended August 31, 2009 to $256.7 million for the same period this year. The gross margin was favorably impacted by approximately $190 million due primarily to an increase in sales volumes, which was partially offset by a decline in average potash selling prices which unfavorably impacted gross margin by approximately $70 million due to the factors described above. The gross margin was also favorably impacted by approximately $47 million in lower costs due primarily to higher production rates in the current period that resulted in a decrease in cost per tonne. This was partially offset by a $35 million increase in the Canadian resource taxes and royalties. These and other factors affecting gross margin and costs are further discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 41% for the three months ended August 31, 2010 compared to 37% for the same period a year ago.

We incurred $52.2 million in Canadian resource taxes and royalties for the three months ended August 31, 2010 compared with $17.2 million in the same period a year ago. The $35.0 million increase in these taxes and royalties was due primarily to the increase in sales volumes from the same period in the prior year partially offset by the deduction for capital expenditures related to our expansion projects.

Costs were unfavorably impacted by net unrealized mark-to-market derivative losses, primarily on natural gas derivatives, of $4.1 million for the three months ended August 31, 2010 compared with losses, primarily on natural gas derivatives, of $1.6 million for the same period a year ago.

We incurred $36.9 million in expenses related to managing and mitigating the brine inflows at our Esterhazy mine during the first quarter of fiscal 2011 compared to $28.0 million in the same period a year ago. The rate of brine inflows at our Esterhazy mine varies over time and remains within the historical range that we have successfully managed since 1985.

For the three months ended August 31, 2010 and 2009, potash production was 1.4 million tonnes and 0.8 million tonnes, respectively. We have increased our production rates to meet increasing demand as described in the Overview.

Other Income Statement Items

	Three months ended August 31,		2010-2009		Percent of Net Sales
(in millions)	2010	2009	Change	Percent	2010	2009
Selling, general and administrative expenses	$88.1	$81.4	$6.7	8%	4%	6%
Other operating expenses	6.3	6.6	(0.3)	(5%)	—	—
Interest expense	12.4	18.8	(6.4)	(34%)	1%	1%
Interest (income)	(5.4)	(3.9)	(1.5)	38%	—	—

Interest expense, net	7.0	14.9	(7.9)	(53%)	—	1%
Foreign currency transaction gain	2.0	13.1	(11.1)	(85%)	—	(1%)
Other income (expense)	(0.6)	0.4	(1.0)	NM	—	—
Provision for income taxes	109.6	32.8	76.8	234%	5%	2%
Equity in net earnings of nonconsolidated companies	3.8	2.5	1.3	52%	—	—

Provision for Income Taxes

Three months ended August 31,	Effective Tax Rate	Provision for Income Taxes
2010	27.1%	$109.6
2009	24.7%	32.8

Income tax expense was $109.6 million and the effective tax rate was 27.1% for the three months ended August 31, 2010. For the first quarter of fiscal 2010, we had income tax expense of $32.8 million and an effective tax rate of 24.7%. Our income tax rate is impacted by the mix of earnings across the jurisdictions in which we operate and by a benefit associated with depletion.

Critical Accounting Estimates

The Condensed Consolidated Financial Statements are prepared in conformity with U.S. GAAP. In preparing the Condensed Consolidated Financial Statements, we are required to make various judgments, estimates and assumptions that could have a significant impact on the results reported in the Condensed Consolidated Financial Statements. We base these estimates on historical experience and other assumptions believed to be reasonable by management under the circumstances. Changes in these estimates could have a material effect on our Condensed Consolidated Financial Statements.

Our significant accounting policies, including our significant accounting estimates, are summarized in Note 2 to the Condensed Consolidated Financial Statements. A more detailed description of our significant accounting policies is included in Note 2 to the Consolidated Financial Statements in our 10-K Report. Further information regarding our critical accounting estimates is included in Management’s Discussion and Analysis in our 10-K Report.

Liquidity and Capital Resources

The following table represents a comparison of the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for the three months ended August 31, 2010 and 2009:

	Three months ended August 31,		2010 - 2009

(in millions)	2010	2009	$ Change	% Change
Cash Flow
Net cash provided by operating activities	$556.2	$172.4	$383.8	223%
Net cash used in investing activities	(681.6)	(236.1)	(445.5)	189%
Net cash used in financing activities	(33.0)	(27.5)	(5.5)	20%

As of August 31, 2010, we had $2.4 billion in cash and cash equivalents. Funds generated by operating activities, available cash and cash equivalents, and our credit facilities continue to be our most significant sources of liquidity. We believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to finance expansion plans and strategic initiatives for the remainder of fiscal 2011. In addition, our Mosaic Credit Facility is available for working capital needs and investment opportunities. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Operating Activities

Net cash flow generated from operating activities has provided us with a significant source of liquidity. During the first three months of fiscal 2011, net cash provided by operating activities was $556.2 million, an increase of $383.8 million compared to the same period in fiscal 2010. During the three months ended August 31, 2010, operating cash flows were primarily generated from net earnings and customer prepayments.

Investing Activities

Net cash used in investing activities was $681.6 million for the three months ended August 31, 2010, compared to $236.1 million in the same period in fiscal 2010. The increase is due to our equity investment in the Miski Mayo Mine of $385 million and an increase in capital expenditures primarily related to our expansion projects in our Potash segment.

Financing Activities

Net cash used in financing activities for the three months ended August 31, 2010, was $33.0 million, compared to $27.5 million for the same period in fiscal 2010. The primary reason for the increase in cash used in financing activities was an increase in payments of short-term debt.

Debt Instruments, Guarantees and Related Covenants

See Note 11 to the Consolidated Financial Statements in our 10-K Report for additional information relating to our financing arrangements.

Financial Assurance Requirements

In addition to various operational and environmental regulations related to our Phosphates segment, we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of surety bonds or letters of credit. Further information regarding financial assurance requirements is included in Management’s Discussion and Analysis of Results of Operations and Financial Condition in our 10-K Report.

Off-Balance Sheet Arrangements and Obligations

Information regarding off-balance sheet arrangements and obligations is included in Management’s Discussion and Analysis of Results of Operations and Financial Condition in our 10-K Report.

Contingencies

Information regarding contingencies is hereby incorporated by reference to Note 10 to the Condensed Consolidated Financial Statements.

Environmental, Health and Safety Matters

We are subject to an evolving number of international, federal, state, provincial and local environmental, health and safety (“EHS”) laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) management and/or remediation of potential impacts to air, water quality and soil from our operations; (iii) disposal of waste materials; (iv) reclamation of lands after mining; (v) management and handling of raw materials; (vi) product content; and (vii) use of products by both us and our customers.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report includes detailed information about EHS matters. The following is an update of the portion of that information relating to permitting.

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval, to substantially change conditions applicable to a permit modification, or by legal actions that successfully challenge our permits.

Expansion of our operations or extension of operations into new areas is also predicated upon securing the necessary environmental or other permits or approvals. We have been engaged in, and over the next several years will be continuing, efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well.

A denial of our permits, the issuance of permits with cost-prohibitive conditions, substantial delays in issuing key permits, legal actions that prevent us from relying on permits or revocation of permits can prevent or delay our mining at the affected properties and thereby materially affect our business, results of operations, liquidity or financial condition:

•

In fiscal 2009, in connection with our efforts to permit the Altman Extension (the “Altman Extension”) of our Four Corners, Florida, phosphate rock mine, environmental groups for the first time filed a lawsuit in federal court contesting the issuance by the Corps of a federal wetlands permit. Although this lawsuit remains ongoing, the federal wetlands permit issued by the Corps remains in effect and mining on the Altman Extension has commenced and is continuing. We believe that the permit was issued in accordance will all applicable requirements and that it will ultimately be upheld.

•

Delays in receiving the Hardee County Extension Permit impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, certain environmental groups filed a lawsuit against the Corps contesting its issuance of the federal wetlands permit, alleging that the issuance of the permit by the Corps violates certain federal laws relating to the protection of the environment. On July 30, 2010, the court entered the Preliminary Injunction enjoining disturbance of jurisdictional waters of the United States in reliance on the Hardee County Extension Permit until the Corps conducts certain further proceedings or until the case is decided in our favor. We have appealed the Preliminary Injunction and are seeking a partial stay to permit a limited amount of continued mining pending a definitive resolution of the case.

Without the Hardee County Extension Permit, mining at the South Fort Meade mine could not continue without adverse consequences. Draglines that are used to extract phosphate rock have exhausted reserves practically available in Polk County and are now idled awaiting access to the new reserves in Hardee County and/or recommencement of operations at South Fort Meade.

Accordingly, we have indefinitely closed the South Fort Meade mine. Absent receiving relief, such as a limited stay from the trial court or appellate court which would allow us to re-commence mining activities in a predefined area of the Hardee County Extension, mining activities at the South Fort Meade mine will need to be shut down for an indefinite period.

The shutdown of the South Fort Meade mine is resulting in costs to suspend operations and idle plant costs. In addition, our production of concentrated phosphates from the South Fort Meade mine’s phosphate rock production is estimated to be almost 3.2 million tonnes per year. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees, and result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer term, conceivably adversely affect our liquidity and capital resources.

Assuming successful execution of ongoing measures to mitigate the near term adverse effects of the Preliminary Injunction, we do not currently expect any significant impact on sales volumes during fiscal 2011. Our mitigation activities include drawing down existing phosphate rock and finished product inventories; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate rock mines. Drawing down inventories is only a short-term solution; running our other mines at maximum operating rates cannot be sustained indefinitely as these mines were already operating at or near capacity; and the cost of purchased phosphate rock will significantly reduce our gross margin. Our ability to successfully develop and implement plans to fully mitigate the effects of the Preliminary Injunction in the longer-term remains uncertain.

In addition to adverse effects on us, our employees, and the state and local economies, a continued loss of production from the South Fort Meade mine will also ultimately cause a dramatic reduction in annual U.S. phosphate rock production, is one of several factors that we believe is causing supply uncertainty in global fertilizer markets, can affect product availability and price, and could play a significant role in causing another spike in agricultural commodity prices similar to market conditions in 2008.

We believe that the plaintiffs’ claims in this case are without merit and intend to vigorously defend the Corps issuance of the Hardee County Extension Permit. However, if the plaintiffs were to prevail in this case, obtaining new or modified permits could significantly delay the mining of the Hardee County Extension and could result in more onerous mining conditions.

•

We recently received official confirmation from the Corps that it plans to conduct an area-wide environmental impact statement for the central Florida phosphate district. Although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our future permitting efforts.

•

In addition, in Florida, local community participation has become an increasingly important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. These actions can significantly delay permit issuance.

Additional Information

For additional information about phosphate mine permitting in Florida and the environmental proceedings in which we are involved, see Note 10 of our Condensed Consolidated Financial Statements and Item 1A of Part II of this report, which information is incorporated herein by reference.

Cautionary Statement Regarding Forward Looking Information

All statements, other than statements of historical fact, appearing in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “project” or “should.”

These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause reported results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•

business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate, including price and demand volatility resulting from periodic imbalances of supply and demand;

•	changes in farmers’ application rates for crop nutrients;

•	changes in the operation of world phosphate or potash markets, including continuing consolidation in the crop nutrient industry, particularly if we do not participate in the consolidation;

•	pressure on prices realized by us for our products;

•	the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate;

•	build-up of inventories in the distribution channels for our products that can adversely affect our sales volumes and selling prices;

•

seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, and may result in excess inventory or product shortages;

•	changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;

•	rapid drops in the prices for our products and the raw materials we use to produce them that can require us to write down our inventories to the lower of cost or market;

•	the effects on our customers of holding high cost inventories of crop nutrients in periods of rapidly declining market prices for crop nutrients;

•

the lag in realizing the benefit of falling market prices for the raw materials we use to produce our products that can occur while we consume raw materials that we purchased or committed to purchase in the past at higher prices;

•	customer expectations about future trends in the selling prices and availability of our products and in farmer economics;

•	disruptions to existing transportation or terminaling facilities;

•	shortages of railcars, barges and ships for carrying our products and raw materials;

•	the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;

•	foreign exchange rates and fluctuations in those rates;

•	tax regulations, currency exchange controls and other restrictions that may affect our ability to optimize the use of our liquidity;

•	other risks associated with our international operations;

•	adverse weather conditions affecting our operations, including the impact of potential hurricanes or excess rainfall;

•

further developments in the lawsuit involving the federal wetlands permit for the Hardee County Extension or another lawsuit relating to permits we need for our operations, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, and any actions the Company may identify and implement in an effort to mitigate the effects of the lawsuit;

•

other difficulties or delays in receiving, increased costs of obtaining or satisfying conditions of, or revocation or withdrawal of, required governmental and regulatory approvals including permitting activities;

•	changes in the governmental regulation that applies to our operations, including the possibility of further federal or state legislation or regulatory action affecting greenhouse gas emissions;

•	the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;

•	the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

•	any significant reduction in customers’ liquidity or access to credit that they need to purchase our products;

•	rates of return on, and the investment risks associated with, our cash balances;

•	the effectiveness of our risk management strategy;

•	the effectiveness of the processes we put in place to manage our significant strategic priorities, including the expansion of our Potash business;

•	actual costs of asset retirement, environmental remediation, reclamation and other environmental obligations differing from management’s current estimates;

•	the costs and effects of legal proceedings and regulatory matters affecting us including environmental and administrative proceedings;

•	the success of our efforts to attract and retain highly qualified and motivated employees;

•	strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;

•

accidents involving our operations, including brine inflows at our Esterhazy, Saskatchewan potash mine as well as potential inflows at our other shaft mines, and potential fires, explosions, seismic events or releases of hazardous or volatile chemicals;

•	terrorism or other malicious intentional acts;

•	other disruptions of operations at any of our key production and distribution facilities, particularly when they are operating at high operating rates;

•	changes in antitrust and competition laws or their enforcement;

•	actions by the holders of controlling equity interests in businesses in which we hold a noncontrolling interest;

•

Cargill’s majority ownership and representation on Mosaic’s Board of Directors and its ability to control Mosaic’s actions, and the possibility that it could either increase or decrease its ownership in Mosaic; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our 10-K Report and Item 1A of Part II of this report.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of fluctuations in the relative value of currencies, fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, and changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity prices and freight prices, but not for speculative purposes. See Note 15 to the Consolidated Financial Statements in our 10-K Report and Note 11 to the Condensed Consolidated Financial Statements in this report.

Foreign Currency Exchange Contracts

As of August 31, 2010 and May 31, 2010, the fair values of our Canadian, Brazilian, and Indian foreign currency exchange contracts were ($10.0) million and ($1.7) million, respectively. The table below provides information about our significant foreign exchange derivatives.

	As of August 31, 2010			As of May 31, 2010
	Expected Maturity Date		Fair Value	Expected Maturity Date	Fair Value
(in millions US$)	FY 2011	FY 2012		FY 2011
Foreign Currency Exchange Forwards
Canadian Dollar
Notional—short USD	$545.4	$33.4	$(10.0)	$237.1	$(1.7)
Weighted Average Rate—Canadian dollar to U.S. dollar	1.0506	1.0487		1.0376
Foreign Currency Exchange Collars
Canadian Dollar
Notional USD	$29.4		$(0.4)
Weighted Average Participation Rate—Canadian dollar to U.S. dollar	1.0751
Weighted Average Protection Rate—Canadian dollar to U.S. dollar	1.0200
Foreign Currency Exchange Non-Deliverable Forwards
Brazilian Real
Notional—long USD	$126.0	$—	$(1.0)
Weighted Average Rate—Brazilian real to U.S. dollar	1.7768
Notional—short USD	32.0		$0.2
Weighted Average Rate—Brazilian real to U.S. dollar	1.7704
Indian Rupee
Notional—long USD	$140.9		$1.3
Weighted Average Rate—Indian rupee to U.S. dollar	46.9646
Foreign Currency Exchange Futures
Brazilian Real
Notional—long USD	$75.0		$(0.2)
Weighted Average Rate—Brazilian real to U.S. dollar	1.7742
Notional—short USD	$37.5		$0.1
Weighted Average Rate—Brazilian real to U.S. dollar	1.7567

Total Fair Value			$(10.0)		$(1.7)

Further information regarding foreign currency exchange rates and derivatives is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report and Note 11 to the Condensed Consolidated Financial Statements in this report.

Commodities

As of August 31, 2010 and May 31, 2010, the fair value of our natural gas commodities contracts were ($14.5) million and ($12.3) million, respectively.

The table below provides information about our natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of August 31, 2010				As of May 31, 2010
	Expected Maturity Date			Fair Value	Expected Maturity Date			Fair Value
(in millions)	FY 2011	FY 2012	FY 2013		FY 2011	FY 2012	FY 2013
Natural Gas Swaps
Notional (million MMBtu)—long	6.8	3.5	0.8	$(9.4)	8.4	3.5	0.8	$(1.9)
Weighted Average Rate (US$/MMBtu)	$4.55	$5.10	$5.15		$4.50	$5.13	$5.18
Natural Gas 3-Way Collars
Notional (million MMBtu)	1.6			$(5.1)	4.0			$(10.4)
Weighted Average Call Purchased Rate (US$/MMBtu)	$7.36				$7.39
Weighted Average Call Sold Rate (US$/MMBtu)	$9.82				$9.86
Weighted Average Put Sold Rate (US$/MMBtu)	$6.49				$6.52

Total Fair Value				$(14.5)				$(12.3)

Further information regarding commodities and derivatives is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report and Note 11 to the Condensed Consolidated Financial Statements in this report.

ITEM 4.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosures. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report on Form 10-Q. Our principal executive officer and our principal financial officer have concluded, based on such evaluations, that our disclosure controls and procedures were effective for the purpose for which they were designed as of the end of such period.

(b)	Changes in Internal Control Over Financial Reporting

Our management, with the participation of our principal executive officer and our principal financial officer, have evaluated any change in our internal control over financial reporting that occurred during the three months ended August 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our management, with the participation of our principal executive officer and principal financial officer, did not identify any such change during the three months ended August 31, 2010.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We have included information about legal and environmental proceedings in Note 10 to our Condensed Consolidated Financial Statements. This information is incorporated herein by reference.

We are also subject to the following legal and environmental proceedings in addition to those described in Note 10 of our Condensed Consolidated Financial Statements:

•

Fosfertil Merger Proceedings. In December 2006, Vale Fertilizantes S.A. (formerly known as Fosfertil, S.A., or “Fosfertil”) and Bunge Fertilizantes S.A. (“Bunge Fertilizantes”) proposed a reorganization pursuant to which Bunge Fertilizantes would become a subsidiary of Fosfertil and subsidiaries of Bunge Limited (“Bunge Group”) would increase their ownership in Fosfertil. Pursuant to the proposed reorganization, our existing 20.1% ownership interests in Fosfertil would have been diluted to approximately 10% of the combined enterprise.

In June 2006, Mosaic Fertilizantes do Brasil Ltda. (formerly known as Mosaic Fertilizantes do Brasil S.A.) (“Mosaic Brazil”) filed a lawsuit against Fosfertil and other subsidiaries of Bunge Group (collectively, the “Bunge Parties”) in the Civil Court of the Central District in Sao Paulo, Brazil (the “Civil Court”), challenging the validity of corporate actions taken by Fosfertil in advance of the proposal for the reorganization. These corporate actions included, among other things, actions taken at an April 2006 meeting of the shareholders of Fosfertil to replace our representatives on the Fosfertil Board of Directors and subsequent acts by the reconstituted Fosfertil Board. Following various proceedings and decisions in the Brazilian courts, in August 2009, the Superior Court of Justice (the “Superior Court”) upheld an April 2007 decision against us by the Civil Court in this lawsuit. In March 2010, we filed an appeal to the Supreme Court against the Superior Court’s August 2009 decision.

In December 2006 and May 2007, Mosaic Brazil filed additional lawsuits in the Civil Court seeking annulment of the vote by Fosfertil’s Board of Directors approving the proposed reorganization. These lawsuits were against (i) Fosfertil and its directors on the grounds that the Board of Directors lacked statutory authority to decide the matter and (ii) Fosfertil and its directors based on conflicts of interests on the part of the Fosfertil’s directors appointed by Bunge Fertilizantes. In January 2009, the Civil Court ruled in favor of Mosaic Brazil in both of these lawsuits and declared the vote by Fosfertil’s Board of Directors approving the proposed reorganization null and void. In April 2009, the defendants appealed the Civil Court’s rulings in Mosaic Brazil’s favor to the State Court of Appeal. In connection with the sale of our equity interests in Fosfertil to Vale as discussed in Note 16 to our Condensed Consolidated Financial Statements, Mosaic Brazil and Vale have agreed to release and waive all rights in connection with these proceedings. Motions for dismissal have been filed with, and the dismissals have been approved by, or are pending approval before, the applicable courts. As the motions for dismissal are approved by the courts, these judicial proceedings will be concluded.

•

New Wales Multifos Kiln Testing Issues. We have reported to the EPA and the Florida Department of Environmental Protection (“FDEP”) certain irregularities in our testing related to compliance with the nitrous oxide emission limits in the air permit for a kiln used for production of Multifos animal feed at our New Wales, Florida, phosphate concentrates plant (“New Wales”). We have also reported to the FDEP a programming error within a digital processing unit at one of the sulfuric acid plants at New Wales that resulted in an emissions exceedance of sulfur dioxide. On June 24, 2010, the Florida Department of Environmental Protection issued a warning notice to Mosaic Fertilizer, LLC, related to these matters. We understand that both federal and state enforcement officials are considering whether to bring enforcement actions with respect to the testing irregularities. We cannot predict whether federal or state enforcement officials will bring enforcement actions or the amount or nature of any potential penalties or other liabilities that would be sought; however, we do not expect that resolution of this matter will have a material impact on our business or financial condition.

The following table shows, for each of our mines that is subject to the Federal Mine Safety and Health Act of 1977 (“MSHA”), the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Section references are to sections of MSHA.

		Florida Phosphate Rock Mines
Three Months Ended August 31, 2010	Potash Mine Carlsbad, New Mexico	Four Corners	Hookers Prairie	Hopewell	South Fort Meade	Wingate
Citations for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under Section 104	15	11	—	—	3	7
Orders issued under Section 104(b)	—	—	—	—	—	—
Citations and orders under Section 104(d)	7	—	—	—	—	—
Violations under Section 110(b)(2)	—	—	—	—	—	—
Orders under Section 107(a)	—	—	—	—	1	1
Proposed assessments under MSHA	$54,185	$17,546	$—	$—	$3,830	$13,183
Mining-related fatalities	—	—	—	—	—	—
Notice under Section 104(e)	—	—	—	—	—	—
Notice of the potential for a pattern of violations under Section 104(e)	—	—	—	—	—	—
Pending legal actions before the Federal Mine Safety and Health Review Commission	—	—	—	—	—	—

ITEM 1A.	RISK FACTORS

Important risk factors that apply to us are outlined in Item 1A in our Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (the “10-K Report”). As a result of developments in certain litigation brought by several environmental groups contesting a federal wetlands permit for the extension of our South Fort Meade, Florida, phosphate rock mine in central Florida from Polk County into Hardee County, we believe that the risk factor in Item 1A of the 10-K Report that describes risks related to our dependence on having required permits and approvals from governmental authorities should be revised to read as follows:

Our operations are dependent on having the required permits and approvals from governmental authorities. Denial or delay by a government agency in issuing any of our permits and approvals or imposition of restrictive conditions on us with respect to these permits and approvals may impair our business and operations.

We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a government agency to revoke or substantially modify an existing permit or approval could have a material adverse effect on our ability to continue operations at the affected facility.

Expansion of our operations also is predicated upon securing the necessary environmental or other permits or approvals. Over the next several years, we and our subsidiaries will be continuing our efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties.

A denial of, or delay in issuing, these permits, the issuance of permits with cost-prohibitive conditions, legal actions that prevent us from relying on permits or revocation of permits, could prevent us from mining at these properties and thereby have a material adverse effect on our business, financial condition or results of operations.

For example:

•

In Florida, local community participation has become an important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. In fiscal 2009, in connection with our efforts to permit an extension of our Four Corners, Florida, phosphate rock mine, environmental groups for the first time filed a lawsuit in federal court against the U.S. Army Corps of Engineers with respect to its issuance of a federal wetlands permit. The federal wetlands permit issued by the Corps remains in effect and mining of the extension of our Four Corners mine has commenced and is continuing, although this lawsuit remains pending before the United States District Court for the Middle District of Florida, Jacksonville Division.

•

Delays in receiving a federal wetlands permit impacted the scheduled progression of mining activities for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County. As a result, we began to idle a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the extension property in reliance on the federal wetlands permit.

On June 30, 2010, certain environmental groups filed another lawsuit in the United States District Court for the Middle District of Florida, Jacksonville Division, contesting the issuance of the federal wetlands permit for the extension of our South Fort Meade mine into Hardee County, alleging that the issuance of the permit violates several federal laws relating to the protection of the environment. On July 30, 2010, the court entered a preliminary injunction preventing mining activities in jurisdictional waters of the U.S. in reliance on the permit until the Corps has completed an additional analysis of available alternatives under the Clean Water Act in accordance with the court’s order and a permit is reissued by the Corps, or the case is decided on its merits in our favor.

We have shut down the South Fort Meade mine because we cannot extend the mine into Hardee County in reliance on the federal wetlands permit.

Absent receiving relief, such as a limited stay from the trial court or appellate court which would allow us to re-commence mining activities in a predefined area in Hardee County, mining activities at the South Fort Meade mine will need to remain shut down for an indefinite period.

The shutdown is resulting in costs to suspend operations and idle plant costs. In addition, unless we are able to successfully implement ongoing mitigation measures, such as drawdown of existing inventories, purchases of phosphate rock from third parties and maximizing production from our other mines, we could experience an adverse impact on sales volumes during fiscal 2011. Moreover, drawing down inventories is only a short-term solution; running our other mines at maximum operating rates cannot be sustained indefinitely as these mines were already operating at or near capacity; and the cost of purchased phosphate rock will significantly reduce our gross margin. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees or result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer-term, conceivably adversely affect our liquidity and capital resources.

•

We recently received official confirmation from the Corps that it plans to conduct an area-wide environmental impact statement for the central Florida phosphate district. We cannot predict the scope or timeline for this process, or what its outcome will be; however, although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our future permitting efforts.

We have included additional discussion about permitting for our phosphate mines in Florida, including the lawsuit contesting the issuance of the federal wetlands permit for the extension of our South Fort Meade mine into Hardee County and its potential effects on us, under “Environmental, Health and Safety Matters—Permitting” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 10 of our Condensed Consolidated Financial Statements.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Pursuant to our employee stock plans relating to the grant of employee stock options, stock appreciation rights and restricted stock awards, we have granted and may in the future grant employee stock options to purchase shares of our common stock for which the purchase price may be paid by means of delivery to us by the optionee of shares of our common stock that are already owned by the optionee (at a value equal to market value on the date of the option exercise). During the periods covered by this report, no options to purchase shares of our common stock were exercised for which the purchase price was so paid.

ITEM 6.	EXHIBITS

Reference is made to the Exhibit Index on page E-1 hereof.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MOSAIC COMPANY

by:	/S/ ANTHONY T. BRAUSEN
Anthony T. Brausen
Vice President – Finance and Chief
Accounting Officer (on behalf of the registrant and as principal accounting officer)

October 12, 2010

ANNEX E: QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED NOVEMBER 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended November 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32327

The Mosaic Company

(Exact name of registrant as specified in its charter)

Delaware	20-0891589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3033 Campus Drive

Suite E490

Plymouth, Minnesota 55441

(800) 918-8270

(Address and zip code of principal executive offices and registrant’s telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):    Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Smaller reporting company  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock as of the latest practicable date: 446,148,025 common shares as of December 31, 2010.

E-i

E-ii

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(In millions, except per share amounts)

(Unaudited)

	Three months ended November 30,		Six months ended November 30,
	2010	2009	2010	2009
Net sales	$2,674.8	$1,709.7	$4,863.1	$3,166.9
Cost of goods sold	1,906.5	1,402.7	3,590.1	2,637.7

Gross margin	768.3	307.0	1,273.0	529.2
Selling, general and administrative expenses	89.3	82.9	177.4	164.3
Other operating expenses	20.8	24.0	27.1	30.6

Operating earnings	658.2	200.1	1,068.5	334.3
Interest expense, net	5.6	11.9	12.6	26.8
Foreign currency transaction loss	(30.9)	(22.6)	(28.9)	(9.5)
Gain on sale of equity investment	685.6	—	685.6	—
Other income (expense)	(0.3)	5.6	(0.9)	6.0

Earnings from consolidated companies before income taxes	1,307.0	171.2	1,711.7	304.0
Provision for income taxes	281.3	50.4	390.9	83.2

Earnings from consolidated companies	1,025.7	120.8	1,320.8	220.8
Equity in net earnings (loss) of nonconsolidated companies	1.1	(11.8)	4.9	(9.3)

Net earnings including non-controlling interests	1,026.8	109.0	1,325.7	211.5
Less: Net earnings attributable to non-controlling interests	1.2	1.2	2.4	3.1

Net earnings attributable to Mosaic	$1,025.6	$107.8	$1,323.3	$208.4

Basic net earnings per share attributable to Mosaic	$2.30	$0.24	$2.97	$0.47

Diluted net earnings per share attributable to Mosaic	$2.29	$0.24	$2.96	$0.47

Basic weighted average number of shares outstanding	445.8	445.0	445.6	444.8
Diluted weighted average number of shares outstanding	447.3	446.5	447.1	446.4

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except per share amounts)

(Unaudited)

	November 30, 2010	May 31, 2010
Assets
Current assets:
Cash and cash equivalents	$3,659.4	$2,523.0
Receivables, net	651.0	599.6
Receivables due from Cargill, Incorporated and affiliates	20.6	15.2
Inventories	816.9	1,002.3
Deferred income taxes	111.8	115.7
Assets and investments held for sale	54.4	399.6
Other current assets	210.2	319.4

Total current assets	5,524.3	4,974.8
Property, plant and equipment, net of accumulated depreciation of $2,759.4 million and $2,542.9 million, respectively	5,969.0	5,465.6
Investments in nonconsolidated companies	442.0	54.7
Goodwill	1,794.2	1,763.2
Deferred income taxes	289.8	305.9
Other assets	180.1	143.5

Total assets	$14,199.4	$12,707.7

Liabilities and Equity
Current liabilities:
Short-term debt	$54.5	$83.1
Current maturities of long-term debt	466.3	15.2
Accounts payable	532.5	552.5
Trade accounts payable due to Cargill, Incorporated and affiliates	6.8	14.2
Accrued liabilities	663.6	605.5
Deferred income taxes	46.3	33.4

Total current liabilities	1,770.0	1,303.9
Long-term debt, less current maturities	788.4	1,245.6
Deferred income taxes	501.1	501.7
Other noncurrent liabilities	869.1	908.1
Stockholders’ equity:
Common stock, $0.01 par value, 700.0 shares authorized:
Common stock, 446.1 and 445.4 shares issued and outstanding as of November 30, 2010 and May 31, 2010, respectively	4.5	4.5
Capital in excess of par value	2,556.0	2,523.0
Retained earnings	7,184.0	5,905.3
Accumulated other comprehensive income	496.7	289.4

Total Mosaic stockholders’ equity	10,241.2	8,722.2
Non-controlling interests	29.6	26.2

Total equity	10,270.8	8,748.4

Total liabilities and equity	$14,199.4	$12,707.7

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Six months ended November 30,
	2010	2009
Cash Flows from Operating Activities:
Net earnings including non-controlling interests	$1,325.7	$211.5
Adjustments to reconcile net earnings including non-controlling interests to net cash provided by operating activities:
Depreciation, depletion and amortization	210.4	231.0
Deferred income taxes	6.1	34.9
Equity in (net earnings) loss of nonconsolidated companies, net of dividends	(1.8)	9.3
Accretion expense for asset retirement obligations	14.3	15.0
Stock-based compensation expense	16.1	17.4
Unrealized gain on derivatives	(6.6)	(67.3)
Gain on sale of equity investment	(685.6)	—
Excess tax benefit related to stock option exercises	(6.2)	(0.1)
Other	(0.7)	2.0
Changes in assets and liabilities:
Receivables, net	(46.3)	15.0
Inventories, net	185.4	156.7
Other current and noncurrent assets	77.4	10.6
Accounts payable	(1.0)	111.8
Accrued liabilities and income taxes	48.2	(421.3)
Other noncurrent liabilities	(47.5)	20.7

Net cash provided by operating activities	1,087.9	347.2
Cash Flows from Investing Activities:
Capital expenditures	(585.7)	(426.8)
Proceeds from sale of equity investment	1,030.0	—
Purchase of equity investment	(385.3)	—
Proceeds from sale of business	—	12.9
Restricted cash	(2.0)	22.8
Other	1.4	0.4

Net cash provided by (used in) investing activities	58.4	(390.7)
Cash Flows from Financing Activities:
Payments of short-term debt	(224.9)	(121.1)
Proceeds from issuance of short-term debt	196.3	168.5
Payments of long-term debt	(7.5)	(35.1)
Proceeds from issuance of long-term debt	0.7	0.6
Payment of tender premium on debt	—	(5.5)
Proceeds from stock options exercised	10.7	5.0
Dividends paid to non-controlling interests	(0.1)	(0.9)
Excess tax benefit related to stock option exercises	6.2	0.1
Cash dividends paid	(44.6)	(44.8)

Net cash used in financing activities	(63.2)	(33.2)
Effect of exchange rate changes on cash	53.3	21.6

Net change in cash and cash equivalents	1,136.4	(55.1)
Cash and cash equivalents—beginning of period	2,523.0	2,703.2

Cash and cash equivalents—end of period	$3,659.4	$2,648.1

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest (net of amount capitalized of $26.4 million in 2010 and $16.7 million in 2009, respectively)	$21.7	$32.8
Income taxes (net of refunds)	306.5	374.5

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(In millions, except per share amounts)

(Unaudited)

		Mosaic Shareholders
	Shares	Dollars
	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interests	Total Equity
Balance as of May 31, 2009	444.5	$4.4	$2,483.8	$5,746.2	$258.6	$22.2	$8,515.2
Net earnings including non-controlling interest	—	—	—	827.1	—	4.4	831.5
Foreign currency translation adjustment, net of tax of $41.3	—	—	—	—	97.1	1.1	98.2
Net actuarial loss and prior service cost, net of tax benefit of $34.0 million	—	—	—	—	(66.3)	—	(66.3)

Comprehensive income						5.5	863.4
Stock option exercises	0.9	0.1	12.4	—	—	—	12.5
Amortization of share based compensation	—	—	23.5	—	—	—	23.5
Dividends ($1.50 per share)	—	—	—	(668.0)	—	—	(668.0)
Dividends for non-controlling interests	—	—	—	—	—	(1.5)	(1.5)
Tax benefits related to share based compensation	—	—	3.3	—	—	—	3.3

Balance as of May 31, 2010	445.4	4.5	2,523.0	5,905.3	289.4	26.2	8,748.4
Net earnings including non-controlling interest	—	—	—	1,323.3	—	2.4	1,325.7
Foreign currency translation net of tax of $10.9 million	—	—	—	—	182.6	1.1	183.7
Net actuarial gain and prior service cost, net of tax expense of $13.2 million	—	—	—	—	24.7	—	24.7

Comprehensive income						3.5	1,534.1
Stock option exercises	0.7	—	10.7	—	—	—	10.7
Amortization of share based compensation	—	—	16.1	—	—	—	16.1
Dividends ($0.10 per share)	—	—	—	(44.6)	—	—	(44.6)
Dividends for non-controlling interests	—	—	—	—	—	(0.1)	(0.1)
Tax benefits related to share based compensation	—	—	6.2	—	—	—	6.2

Balance as of November 30, 2010	446.1	$4.5	$2,556.0	$7,184.0	$496.7	$29.6	$10,270.8

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in millions, except per share amounts and as otherwise designated)

(Unaudited)

1. Organization and Nature of Business

The Mosaic Company (“Mosaic”, and individually or in any combination with its consolidated subsidiaries, “we”, “us”, “our”, or the “Company”) was created to serve as the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. (“IMC” or “Mosaic Global Holdings”) and the Cargill Crop Nutrition fertilizer businesses (“CCN”) of Cargill, Incorporated and its subsidiaries (collectively, “Cargill”) on October 22, 2004.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized into the following business segments:

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. Our Phosphates segment’s results also include our North American and international distribution activities as well as the results of Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers that exports concentrated phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products was approximately 85% for the six months ended November 30, 2010.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash outside the U.S. and Canada.

Intersegment sales are eliminated within Corporate, Eliminations and Other. See Note 14 to our Condensed Consolidated Financial Statements for segment results.

2. Summary of Significant Accounting Policies

Statement Presentation and Basis of Consolidation

The accompanying unaudited Condensed Consolidated Financial Statements of Mosaic have been prepared on the accrual basis of accounting and in accordance with the requirements of the Securities and Exchange Commission (“SEC”) for interim financial reporting. As permitted under these rules, certain footnotes and other financial information that are normally required by accounting principles generally accepted in the United States (“U.S. GAAP”) can be condensed or omitted. The Condensed Consolidated Financial Statements included in this document reflect, in the opinion of our management, all adjustments (consisting of only normal recurring adjustments, except as noted elsewhere in the Notes to the Condensed Consolidated Financial Statements) necessary for fair presentation of our financial position as of November 30, 2010, and our results of operations and cash flows for the six months ended November 30, 2010 and 2009. The following notes should be read in conjunction with the accounting policies and other disclosures in the Notes to the Consolidated Financial Statements incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (the “10-K Report”). Sales, expenses, cash flows, assets and liabilities can and do vary during the year as a result of seasonality and other factors. Therefore, interim results are not necessarily indicative of the results to be expected for the full fiscal year.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accompanying Condensed Consolidated Financial Statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities (“VIEs”) for which we are the primary beneficiary. Certain investments in companies where we do not have control but have the ability to exercise significant influence are accounted for by the equity method.

Accounting Estimates

Preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. The more significant estimates made by management relate to the recoverability of non-current assets, the useful lives and net realizable values of long-lived assets, derivative financial instruments, environmental and reclamation liabilities, the costs of our employee benefit obligations for pension plans and postretirement benefits, income tax-related accounts, including the valuation allowance against deferred income tax assets, Canadian resource tax and royalties, inventory valuation and accruals for pending legal matters. Actual results could differ from these estimates.

3. Recently Issued Accounting Guidance

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard (codified in December 2009 as Accounting Standards Update (“ASU”) No. 2009-17) that revises the guidance for consolidating variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess consolidation of a variable-interest entity. Additionally, in February 2010, the FASB issued ASU No. 2010-10, “Amendments for Certain Investment Funds,” which clarified that related parties should be considered when evaluating service contracts for determining whether a decision maker or a service provider fee represents a variable interest. These standards became effective for Mosaic on June 1, 2010, adoption of which did not have a material impact on our Condensed Consolidated Financial Statements. Disclosures required by these standards are included in Note 9 to our Condensed Consolidated Financial Statements.

Pronouncements Issued But Not Yet Adopted

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” that requires entities to disclose separately significant transfers of assets and liabilities measured at fair value between Levels 1 and 2 of the fair value hierarchy, transfers into and out of Level 3, and the reasons for those transfers. This ASU also amends the reconciliation of the beginning and ending balances of Level 3 measurements to present information about purchases, sales, issuances and settlements on a gross basis. This standard became effective for Mosaic for the fiscal year ending May 31, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for us beginning in the first quarter of fiscal year 2012. As this standard impacts disclosure requirements only, the adoption of this additional guidance is not expected to have a material impact on our Condensed Consolidated Financial Statements.

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. These amendments require companies to allocate revenue in

THE MOSAIC COMPANY

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arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. This standard will be effective for us beginning in the first quarter of fiscal year 2012. Early adoption is permitted. We are currently evaluating the requirements of the standard, but would not expect it to have a material impact on our Condensed Consolidated Financial Statements.

4. Classes of Common and Preferred Stock

Classes of common and preferred stock consist of the following:

	November 30, 2010	May 31, 2010
Preferred stock, $0.01 par value, 15.0 million shares authorized, none issued and outstanding as of November 30, 2010 and May 31, 2010	$—	$—
Common stock, $0.01 par value, 700.0 million shares authorized:
Class B common stock, none issued and outstanding as of November 30, 2010 and May 31, 2010	$—	$—
Common stock, 446.1 million and 445.4 million shares issued and outstanding as of November 30, 2010 and May 31, 2010, respectively	$4.5	$4.5

5. Earnings Per Share

The numerator for basic and diluted earnings per share (“EPS”) is net earnings attributable to Mosaic. The denominator for basic EPS is the weighted average number of shares outstanding during the period. The denominator for diluted EPS also includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The following is a reconciliation of the denominator for the basic and diluted EPS computations:

	Three months ended November 30,		Six months ended November 30,
	2010	2009	2010	2009
Net earnings attributed to Mosaic	$1,025.6	$107.8	$1,323.3	$208.4

Basic weighted average common shares outstanding	445.8	445.0	445.6	444.8
Common stock issuable upon vesting of restricted stock awards	0.3	0.3	0.3	0.4
Common stock equivalents	1.2	1.2	1.2	1.2

Diluted weighted average common shares outstanding	447.3	446.5	447.1	446.4

Net earnings per share attributable to Mosaic—basic	$2.30	$0.24	$2.97	$0.47
Net earnings per share attributable to Mosaic—diluted	$2.29	$0.24	$2.96	$0.47

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A total of 0.5 million shares of common stock subject to issuance upon exercise of stock options and restricted stock awards for the three and six months ended November 30, 2010 and 0.7 million shares for the three and six months ended November 30, 2009, respectively, have been excluded from the calculation of diluted EPS as the effect would have been anti-dilutive.

6. Income Taxes

We record unrecognized tax benefits in accordance with the applicable accounting standards. During the three months and six months ended November 30, 2010 unrecognized tax benefits decreased by $26.0 million and increased by $8.6 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax provision. We had accrued interest and penalties totaling $48.8 million and $40.5 million as of November 30, 2010 and May 31, 2010, respectively, that were included in other noncurrent liabilities in the Condensed Consolidated Balance Sheets.

We operate in multiple tax jurisdictions, both within and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

We are currently under audit by the U.S. Internal Revenue Service for the fiscal years 2007 and 2008, and the Canadian Revenue Agency for the fiscal years 2001 to 2008. Based on the information available as of November 30, 2010, we anticipate that the amount of uncertain tax positions will change in the next twelve months; however, the change cannot reasonably be estimated.

7. Inventories

Inventories consist of the following:

	November 30, 2010	May 31, 2010
Raw materials	$40.5	$49.2
Work in process	215.7	295.5
Finished goods	496.6	573.4
Operating materials and supplies	64.1	84.2

	$816.9	$1,002.3

8. Goodwill

The changes in the carrying amount of goodwill, by reporting unit, for the three months ended November 30, 2010 are as follows:

	Phosphates	Potash	Total
Balance as of May 31, 2010	$537.2	$1,226.0	$1,763.2
Foreign currency translation	—	31.0	31.0

Balance as of November 30, 2010	$537.2	$1,257.0	$1,794.2

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We review goodwill for impairment annually or at any time events or circumstances indicate that the carrying value may not be fully recoverable. Under our accounting policy, an annual review is performed in the second quarter of each year, or more frequently if indicators of potential impairment exist. We performed our annual review of goodwill in the second quarter and no impairment was identified.

9. Variable Interest Entities

Mosaic is the primary beneficiary of and consolidates two variable interest entities (“VIE’s”) within our Phosphates segment: PhosChem and South Fort Meade Partnership, L.P. (“SFMP”). We determine whether we are the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the purpose and design of the VIE, the risks that the VIE were designed to create and pass along to other entities, the activities of the VIE that could be directed and which entity could direct them, and the expected relative impact of those activities on the economic performance of the VIE. We assess our VIE determination with respect to an entity on an ongoing basis. We did not identify any additional VIEs in which we hold a significant interest.

PhosChem is an export association of United States phosphate producers that markets our phosphate products internationally. We, along with the other member, are, subject to certain conditions and exceptions, contractually obligated to reimburse PhosChem for our respective pro rata share of any operating expenses or other liabilities. PhosChem had net sales of $547.0 million and $1.2 billion for the three and six months ended November 30, 2010, respectively, and net sales of $473.2 million and $888.1 million for the three and six months ended November 30, 2009, respectively which are included in our consolidated net sales. PhosChem currently funds its operations through ongoing sales.

We determined that, because we are PhosChem’s exclusive export agent for the marketing, solicitation of orders and freighting of dry phosphatic materials, we have the power to direct the activities that most significantly impact PhosChem’s economic performance. Because Mosaic accounts for the majority of sales volume marketed through PhosChem, we have the obligation to absorb losses or right to receive benefits that could be significant to PhosChem.

SFMP owns the mineable acres at our South Fort Meade phosphate mine. We have a long-term mineral lease with SFMP which, in general, expires on the earlier of: (i) December 31, 2025, or (ii) the date that we have completed mining and reclamation obligations associated with the leased property. In addition to lease payments, we pay SFMP a royalty on each tonne mined and shipped from the areas that we lease. SFMP had no external sales for the three and six months ended November 30, 2010 and 2009. SFMP funds its operations in part through a fixed rate Senior Secured Note due December 15, 2010, with a balance of $2.3 million and $6.7 million as of November 30, 2010 and May 31, 2010, respectively. These amounts are included in current maturities of long-term debt in our Condensed Consolidated Balance Sheets as of November 30, 2010 and May 31, 2010.

We determined that, because we control the day-to-day mining decisions and are responsible for obtaining mining permits, we have the power to direct the activities that most significantly impact SFMP’s economic performance. Because of our guaranteed rental and royalty payments to the partnership, we have the obligation to absorb losses or right to receive benefits that could potentially be significant to SFMP.

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No additional financial or other support has been provided to these VIE’s beyond what was previously contractually required during any periods presented. The carrying amounts and classification of assets and liabilities included in our Condensed Consolidated Balance Sheets for these consolidated entities are as follows:

	November 30, 2010	May 31, 2010
Current assets	$160.4	$161.7
Non current assets	51.2	52.0

Total assets	$211.6	$213.7

Current liabilities	$19.0	$35.0
Non current liabilities	—	—

Total liabilities	$19.0	$35.0

10. Contingencies

We have described below judicial and administrative proceedings to which we are subject.

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with appropriate governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $23.9 million and $26.2 million as of November 30, 2010 and May 31, 2010, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

Hutchinson, Kansas Sinkhole. In January 2005, a sinkhole developed at a former IMC salt solution mining and steam extraction facility in Hutchinson, Kansas. Under Kansas Department of Health and Environment (“KDHE”) oversight, we completed measures to fill and stabilize the sinkhole and provided KDHE information regarding our continuous monitoring of the sinkhole as well as steps taken to ensure its long term stability. At KDHE’s request, we then investigated the potential for subsidence or collapse at approximately 30 former salt solution mining wells at the property, some of which are in the vicinity of nearby residential properties, railroads and roadways. Subsequently, we entered into an agreement with KDHE and the City of Hutchinson with respect to measures to address risks presented by the former wells. The primary measures include our purchase of a number of homes in the Careyville development that is adjacent to the Hutchinson, Kansas facility in order to create a buffer between the former wells and residential property, our installation of an early detection monitoring system, well stability investigation along the railroad tracks, the City of Hutchinson’s closure of a

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road, and backfilling of several wells which have a greater risk, over time, of creating new sinkholes. We have purchased all but one of the homes required to create the buffer. We do not expect that the costs related to these matters will have a material impact on our business or financial condition in excess of amounts accrued. If further subsidence were to occur at the existing sinkhole, additional sinkholes were to develop, KDHE were to request additional measures to address risks presented by the former wells or further investigation at the site reveals additional subsidence or sinkhole risk, it is possible that we could be subject to additional claims from governmental agencies or other third parties that could exceed established accruals, and it is possible that the amount of any such claims could be material.

In a related matter, on January 6, 2010, eleven residents of the Careyville development filed a lawsuit against one of our subsidiaries, Vigindustries Inc., in the District Court of Reno County, Kansas, alleging that the former salt solution wells give rise to actionable claims by the plaintiffs based on strict liability, negligence, nuisance, inverse condemnation and trespass. We subsequently removed the lawsuit to the United States District Court for the District of Kansas. The lawsuit alleges diminution in property values as a result of the operation and subsequent maintenance of the solution mines and the actions taken to address risks allegedly presented by the former salt solution mining wells at the Hutchinson, Kansas facility. The lawsuit was filed on behalf of the named plaintiffs and a putative class of property owners within the Careyville development. The lawsuit seeks damages in unspecified amounts for personal and property injuries, costs and attorneys’ fees, and unspecified equitable relief. In June 2010 and August 2010, the court granted our motions to dismiss all strict liability claims and to limit the negligence and nuisance claims to acts occurring after January 2000, respectively. Another resident of the Careyville development has also brought a separate lawsuit against us claiming an immaterial amount of damages. We believe that the allegations in these cases are without merit and intend to defend vigorously against them. We do not believe these lawsuits will have a material effect on our results of operations, liquidity or capital resources.

EPA RCRA Initiative. In 2003, the U.S. Environmental Protection Agency (“EPA”) Office of Enforcement and Compliance Assurance announced that it would be targeting facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” As part of its initiative, EPA has inspected all or nearly all facilities in the U.S. phosphoric acid production sector to ensure compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA’s inspections, our Riverview, Bartow and Green Bay, Florida facilities and our Uncle Sam and Faustina, Louisiana facilities have entered into consent orders to perform analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment. We are finalizing similar orders for our New Wales and South Pierce, Florida facilities.

We have received Notices of Violation (“NOVs”) from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006) and Bartow (September

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2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and has referred the NOVs to the U.S. Department of Justice (“DOJ”) for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to most of the allegations in the NOVs, including but not limited to previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We have met several times with the DOJ and EPA to discuss potential resolutions to this matter. In addition to seeking various changes to our operations, the DOJ and EPA have expressed a desire to obtain financial assurances for the closure of phosphogypsum management systems which may be significantly more stringent than current requirements in Florida or Louisiana. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If it cannot, we intend to vigorously defend these matters in any enforcement actions that may be pursued. As part of a comprehensive settlement, or should we fail in our defense in any enforcement actions, we could incur substantial capital and operating expenses to modify our facilities and operating practices relating to the handling of process water, and we could also be required to pay significant civil penalties.

We have established accruals to address the estimated cost of implementing the related consent orders at our Florida and Louisiana facilities and the minimum estimated amount that will be incurred in connection with the NOVs discussed above. We cannot at this stage of the discussions predict whether the costs incurred as a result of the EPA’s RCRA initiative, the consent orders, or the NOVs will have a material effect on our business or financial condition.

EPA Clean Air Act Initiative. In August 2008, we attended a meeting with the EPA and DOJ at which we reiterated our responses to an August 2006 request from EPA under Section 114 of the Federal Clean Air Act (the “CAA”) for information and copies of records relating to compliance with National Emission Standards for Hazardous Air Pollutants for hydrogen fluoride (the “NESHAP”) at our Riverview, New Wales, Bartow, South Pierce and Green Bay facilities in Florida. Based on discussions with the EPA and DOJ, we believe these matters will be settled for an immaterial amount.

EPA EPCRA Initiative. In July 2008, the DOJ sent a letter to major U.S. phosphoric acid manufacturers, including us, stating that the EPA’s ongoing investigation indicates apparent violations of Section 313 of the Emergency Planning and Community Right-to-Know Act (“EPCRA”) at their phosphoric acid manufacturing facilities. Section 313 of EPCRA requires annual reports to be submitted with respect to the use or presence of certain toxic chemicals. DOJ and EPA also stated that they believe that a number of these facilities have violated Section 304 of EPCRA and Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) by failing to provide required notifications relating to the release of hydrogen fluoride from the facilities. The letter did not identify any specific violations by us or assert a demand for penalties against us. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Florida Sulfuric Acid Plants. On April 8, 2010, the EPA Region 4 submitted an administrative subpoena to us under Section 114 of the CAA regarding compliance of our Florida sulfuric acid plants with the “New Source Review” requirements of the CAA. The request received by Mosaic appears to be part of a broader EPA national enforcement initiative focusing on sulfuric acid plants. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana. In Florida and Louisiana, we are required to comply with financial assurance regulatory requirements to provide comfort to the

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government that sufficient funds will be available for the ultimate closure and post-closure care of our phosphogypsum management systems. The estimated discounted net present value of our liabilities for such closure and post-closure care are included in our asset retirement obligations, which are discussed in Note 14 to the Consolidated Financial Statements in the 10-K Report. In contrast, the financial assurance requirements in Florida and Louisiana are based on the undiscounted amounts of our liabilities in the event we were no longer a going concern. These financial assurance requirements can be satisfied without the need for any expenditure of corporate funds to the extent our financial statements meet certain balance sheet and income statement financial strength tests. In the event that we were unable to satisfy these financial strength tests in the future, we must utilize alternative methods of complying with the financial assurance requirements or could be subject to enforcement proceedings brought by relevant governmental agencies. Potential alternative methods of compliance include negotiating a consent decree that imposes alternative financial assurance or other conditions or, alternatively, providing credit support in the form of cash escrows, surety bonds from insurance companies, letters of credit from banks, or other forms of financial instruments or collateral to satisfy the financial assurance requirements.

We currently meet the applicable financial strength tests in both Florida and Louisiana. There can be no assurance that we will be able to continue to comply with the financial strength tests in either state; however, assuming we maintain our current levels of liquidity and capital resources, we do not expect that compliance with current or alternative requirements will have a material effect on our results of operations, liquidity or capital resources.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party’s conduct on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, certain of our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. Our remedial liability from these sites, alone or in the aggregate, currently is not expected to have a material effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. Potential indemnification is not considered in our established accruals.

Phosphate Mine Permitting in Florida

As a large mining company, denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial delays in issuing the permits, legal actions that prevent us from relying on permits or revocation of permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels or increase our costs in the future.

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The Altman Extension of the Four Corners Mine. Following extensive administrative proceedings before, and litigation against, the Manatee County Board of County Commissioners (the “Manatee County Board”), in December 2008 we entered into a settlement agreement (the “Settlement Agreement”) with Manatee County pursuant to which, in January and February 2009, the Manatee County Board granted all approvals necessary from Manatee County to begin mining the Altman Extension (the “Altman Extension”) of our Four Corners phosphate rock mine in central Florida.

On February 17, 2009, Sierra Club, Inc. (the “Sierra Club”), Joseph Rehill, John Korvick, Mary Sheppard and Manasota-88, Inc. (“Manasota-88”) brought a lawsuit in the Manatee County Circuit Court alleging procedural defects by the Manatee County Board in its approval of the Settlement Agreement and the Manatee County Board’s subsequent approvals that permit us to begin mining the Altman Extension. The lawsuit was against Manatee County and Mosaic Fertilizer, LLC (“Mosaic Fertilizer”) and sought a writ of certiorari invalidating the Manatee County Board approvals. In November 2009, the court denied the writ of certiorari. The plaintiffs appealed that decision and, in December 2010, the Second District Court of Appeals affirmed denial of the writ of certiorari. The time period for plaintiffs to appeal the denial to the Florida Supreme Court expired on January 3, 2011 and as of the date of this report we had no indication that plaintiffs had filed an appeal. We believe this suit is without merit and intend to continue to defend vigorously against it. We do not anticipate that this suit will adversely affect our future mining plans for the Altman Extension.

The Army Corps of Engineers (the “Corps”) issued a federal wetlands permit under the Clean Water Act (the “CWA”) for the Altman Extension in May 2008. The Sierra Club, Manasota-88, Gulf Restoration Network, Inc., People for Protecting Peace River, Inc. (“People for Protecting Peace River”) and the Environmental Confederation of Southwest Florida, Inc. sued the Corps in the United States District Court for the Middle District of Florida, Jacksonville Division (the “Jacksonville District Court”), seeking to vacate our permit to mine the Altman Extension. Mining on the Altman Extension has commenced and is continuing. In September 2010, the Jacksonville District Court deferred action on the parties’ respective motions for summary judgment, pending the result of our appeal to the Eleventh Circuit Court of Appeals (the “Eleventh Circuit”) of the Jacksonville District Court’s preliminary injunction in the litigation described below under “The Hardee County Extension of the South Fort Meade Mine,” stating the Jacksonville District Court’s view that the issues in the two cases are related. We believe that the permit was issued in accordance with all applicable requirements and that it will ultimately be upheld.

The Hardee County Extension of the South Fort Meade Mine. The mining reserves of our South Fort Meade phosphate rock mine in central Florida straddle the county line between Polk and Hardee Counties. Mining in the Polk County portion of the South Fort Meade mine, which began in 1995, is now substantially completed, with only low-yield reserves left to be mined. In 2003, we began the permitting process to extend mining into Hardee County (the “Hardee County Extension”) and, by March 2009 had obtained all of the significant permits necessary for mining in the Hardee County Extension from several governmental agencies, other than a federal wetlands permit from the Corps under the CWA (the “Hardee County Extension Permit”). Ongoing delays in receiving the Hardee County Extension Permit impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to idle a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the Hardee County Extension Permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, the Sierra Club, People for Protecting Peace River and Manasota-88 filed a lawsuit against the Corps in the Jacksonville District Court, contesting the Corps’ issuance of the Hardee County Extension Permit, alleging that the issuance of the permit violated the substantive and procedural requirements of the CWA, the National Environmental Policy Act (“NEPA”) and the Endangered Species Act (the “ESA”), and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law, in violation of the Administrative Procedure Act (the “APA”). Plaintiffs allege in their complaint that the permit improperly

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authorized the destruction of certain wetlands and streams that are associated with the headwaters of certain creeks and rivers that drain into the Charlotte Harbor, Florida, estuary and that mining for phosphate has an adverse impact on the local environment. Specific violations of NEPA and CWA asserted by plaintiffs include the Corps’ alleged (i) failure to find that an Environmental Impact Statement (“EIS”) was required; (ii) failure to conduct an adequate analysis under the CWA of alternatives; (iii) refusal to hold a public hearing; and (iv) failure to fully consider the cumulative effects of our South Fort Meade mine. Relief sought in the complaint included: (i) a declaration that the Corps violated its statutory and regulatory duties under the CWA, NEPA, ESA and APA; (ii) a temporary restraining order (“TRO”); (iii) preliminary and permanent injunctions requiring the Corps to rescind the permit; and (iv) enjoining the Corps from reissuing the permit until the Corps has complied with its statutory and regulatory duties under the CWA, NEPA, ESA and APA.

On July 1, 2010, the Jacksonville District Court issued a TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the Hardee County Extension Permit. The TRO remained in effect through July 30, 2010.

On July 30, 2010, the Jacksonville District Court entered a preliminary injunction (the “Preliminary Injunction”) enjoining disturbance of jurisdictional waters of the United States in reliance on the Hardee County Extension Permit. The Jacksonville District Court found that plaintiffs failed to establish a likelihood of success on the merits of their NEPA claim but that plaintiffs had demonstrated a substantial likelihood of success on the merits of their claim that the Corps failed to adequately conduct their CWA alternatives analysis. The Jacksonville District Court also ordered a remand of the Hardee County Extension Permit to the Corps to adequately conduct an alternatives analysis, and further stated a public hearing should be conducted in conjunction with the remand. The order provides that the Preliminary Injunction is effective until the requisite alternatives analysis is accomplished and a permit is reissued by the Corps, or, alternatively, the case is decided in our favor.

Without the Hardee County Extension Permit, mining at the South Fort Meade mine could not continue without adverse consequences. Three draglines that extract phosphate rock had already exhausted available reserves in Polk County before the Jacksonville District Court issued the TRO and had been idled awaiting access to the new reserves in Hardee County. A remaining dragline was engaged in minimal phosphate rock extraction from low-yield reserves. Output from the single remaining dragline could not economically support the operating costs of the mine. Accordingly, we indefinitely closed the South Fort Meade mine, including laying off approximately 60 employees and temporarily placing other employees in positions outside of our South Fort Meade mine.

On August 2, 2010, we appealed the Jacksonville District Court’s order to the Eleventh Circuit. In our appeal, we argued, among other matters, that the Jacksonville District Court erred in granting the Preliminary Injunction by: (i) failing to review the Corps’ actions with the level of deference required under the APA and substituting the Jacksonville District Court’s judgment for that of the Corps; (ii) ruling that the Corps’ CWA alternatives analysis was insufficient; (iii) finding that the plaintiffs had shown a substantial likelihood of success on the merits of their CWA claims; (iv) ordering a remand of the Hardee County Extension Permit to the Corps while the Preliminary Injunction is pending; and (v) weighing competing injuries and the public interest by issuing a de facto permit for us to mine in the Hardee County Extension outside of wetlands, effectively instituting an alternative that was rejected by the Corps.

On August 19, 2010, the Jacksonville District Court announced that its evaluation of the underlying merits of the case will not go forward during the pendency of our appeal to the Eleventh Circuit.

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On August 20, 2010, we requested the Eleventh Circuit for an expedited appeal, which the Eleventh Circuit granted on September 9, 2010.

On October 27, 2010, we reached a partial settlement (the “Partial Settlement”) with the plaintiffs. The partial settlement allows mining to proceed on approximately 200 acres (“Phase I”) out of the 10,583 acre Hardee County Extension, for an estimated four month period. We expect that South Fort Meade will be able to mine approximately 900,000 tonnes, or approximately 225,000 tonnes per month, of phosphate rock during this period. The mining permitted by the Partial Settlement is the same as we were seeking in requests to the Jacksonville District Court and the Eleventh Circuit for a limited stay of the Preliminary Injunction. In connection with the Partial Settlement, we agreed not to mine approximately 40 acres of the Hardee County Extension, including 14.3 acres of wetlands which will be preserved through a conservation easement. The Jacksonville District Court approved the partial settlement on November 3, 2010, and we have commenced mining Phase I in early December 2010. On December 1, 2010, the Eleventh Circuit set oral arguments in the appeal for the week of April 4, 2011. We are currently evaluating ways in which we might maintain partial operations at the South Fort Meade mine after we complete the mining of Phase I and until we receive a decision from the Eleventh Circuit on our appeal.

The shutdown of the South Fort Meade mine resulted in costs to suspend operations and idle plant costs, and lower phosphate rock mining production levels also adversely affected gross margin. Because of our successful execution of mitigation measures, the indefinite closure of the South Fort Meade mine did not significantly impact our sales volumes. Our near-term mitigation activities included drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in a Peruvian phosphate rock mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate mines.

If the Preliminary Injunction remains in effect by the time we complete the mining of Phase I, we could incur additional costs related to a future indefinite closure of the South Fort Meade mine. Moreover, under such circumstances, our ability to successfully develop and implement plans to fully mitigate the effects of the Preliminary Injunction in the longer-term remains uncertain. Our production of concentrated phosphates from the South Fort Meade mine’s phosphate rock production is estimated to be almost 3.2 million tonnes per year. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees, and result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer term, conceivably adversely affect our liquidity and capital resources.

We believe that the plaintiffs’ claims in this case are without merit and intend to vigorously defend the Corps issuance of the Hardee County Extension Permit. However, if the plaintiffs were to prevail in this case, obtaining new or modified permits could significantly delay the mining of the Hardee County Extension and could result in more onerous mining conditions.

Central Florida Phosphate District Area-Wide Environmental Impact Statement. On August 24, 2010, we received official confirmation from the Corps that it plans to conduct an area-wide EIS (“AEIS”) for the central Florida phosphate district. We cannot predict the scope or timeline for this process, or what its outcome will be; however, although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our future permitting efforts.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Potash Antitrust Litigation

On September 11, 2008, separate complaints (together, the “September 11, 2008 Cases”) were filed in the United States District Courts for the District of Minnesota (the “Minn-Chem Case”) and the Northern District of Illinois (the “Gage’s Fertilizer Case”), on October 2, 2008 another complaint (the “October 2, 2008 Case”) was filed in the United States District Court for the Northern District of Illinois, and on November 10, 2008 and November 12, 2008, two additional complaints (together, the “November 2008 Cases” and collectively with the September 11, 2008 Cases and the October 2, 2008 Case, the “Direct Purchaser Cases”) were filed in the United States District Court for the Northern District of Illinois by Minn-Chem, Inc., Gage’s Fertilizer & Grain, Inc., Kraft Chemical Company, Westside Forestry Services, Inc. d/b/a Signature Lawn Care, and Shannon D. Flinn, respectively, against The Mosaic Company, Mosaic Crop Nutrition, LLC and a number of unrelated defendants that allegedly sold and distributed potash throughout the United States. On November 13, 2008, the plaintiffs in the cases in the United States District Court for the Northern District of Illinois filed a consolidated class action complaint against the defendants, and on December 2, 2008 the Minn-Chem Case was consolidated with the Gage’s Fertilizer Case. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Direct Purchaser Cases. The amended consolidated complaint added Thomasville Feed and Seed, Inc., as a named plaintiff, and was filed on behalf of the named plaintiffs and a purported class of all persons who purchased potash in the United States directly from the defendants during the period July 1, 2003 through the date of the amended consolidated complaint (“Class Period”). The amended consolidated complaint generally alleges, among other matters, that the defendants: conspired to fix, raise, maintain and stabilize the price at which potash was sold in the United States; exchanged information about prices, capacity, sales volume and demand; allocated market shares, customers and volumes to be sold; coordinated on output, including the limitation of production; and fraudulently concealed their anticompetitive conduct. The plaintiffs in the Direct Purchaser Cases generally seek injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants’ alleged combination or conspiracy to unreasonably restrain trade and commerce in violation of Section 1 of the Sherman Act. The plaintiffs also seek costs of suit, reasonable attorneys’ fees and pre-judgment and post-judgment interest.

On September 15, 2008, separate complaints were filed in the United States District Court for the Northern District of Illinois by Gordon Tillman (the “Tillman Case”); Feyh Farm Co. and William H. Coaker Jr. (the “Feyh Farm Case”); and Kevin Gillespie (the “Gillespie Case;” the Tillman Case and the Feyh Farm Case together with the Gillespie case being collectively referred to as the “Indirect Purchaser Cases;” and the Direct Purchaser Cases together with the Indirect Purchaser Cases being collectively referred to as the “Potash Antitrust Cases”). The defendants in the Indirect Purchaser Cases are generally the same as those in the Direct Purchaser Cases. On November 13, 2008, the initial plaintiffs in the Indirect Purchaser Cases and David Baier, an additional named plaintiff, filed a consolidated class action complaint. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Indirect Purchaser Cases. The factual allegations in the amended consolidated complaint are substantially identical to those summarized above with respect to the Direct Purchaser Cases. The amended consolidated complaint in the Indirect Purchaser Cases was filed on behalf of the named plaintiffs and a purported class of all persons who indirectly purchased potash products for end use during the Class Period in the United States, any of 20 specified states and the District of Columbia defined in the consolidated complaint as “Indirect Purchaser States,” any of 22 specified states and the District of Columbia defined in the consolidated complaint as “Consumer Fraud States”, and/or 48 states and the District of Columbia and Puerto Rico defined in the consolidated complaint as “Unjust Enrichment States.” The plaintiffs generally sought injunctive relief and to recover unspecified amounts of damages, including treble damages for violations of the antitrust laws of the Indirect Purchaser States where allowed by law, arising from defendants’ alleged continuing agreement, understanding, contract, combination and conspiracy in restraint of trade and commerce in violation of Section 1 of the Sherman Act, Section 16 of the Clayton Act, the antitrust, or unfair competition laws of the Indirect Purchaser States and the consumer

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protection and unfair competition laws of the Consumer Fraud States, as well as restitution or disgorgement of profits, for unjust enrichment under the common law of the Unjust Enrichment States, and any penalties, punitive or exemplary damages and/or full consideration where permitted by applicable state law. The plaintiffs also seek costs of suit and reasonable attorneys’ fees where allowed by law and pre-judgment and post-judgment interest.

On June 15, 2009, we and the other defendants filed motions to dismiss the complaints in the Potash Antitrust Cases. On November 3, 2009, the court granted our motions to dismiss the complaints in the Indirect Purchaser Cases except (a) for plaintiffs residing in Michigan and Kansas, claims for alleged violations of the antitrust or unfair competition laws of Michigan and Kansas, respectively, and (b) for plaintiffs residing in Iowa, claims for alleged unjust enrichment under Iowa common law. The court denied our and the other defendants’ other motions to dismiss the Potash Antitrust Cases, including the defendants’ motions to dismiss the claims under Section 1 of the Sherman Act for failure to plead evidentiary facts which, if true, would state a claim for relief under that section. The court, however, stated that it recognized that the facts of the Potash Antitrust Cases present a difficult question under the pleading standards enunciated by the U.S. Supreme Court for claims under Section 1 of the Sherman Act, and that it would consider, if requested by the defendants, certifying the issue for interlocutory appeal. On January 13, 2010, at the request of the defendants, the court issued an order certifying for interlocutory appeal the issues of (i) whether an international antitrust complaint states a plausible cause of action where it alleges parallel market behavior and opportunities to conspire; and (ii) whether a defendant that sold product in the United States with a price that was allegedly artificially inflated through anti-competitive activity involving foreign markets, engaged in ‘conduct involving import trade or import commerce’ under applicable law. On March 17, 2010, the United States Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) agreed to hear the defendants’ interlocutory appeal. The parties have filed their appellate briefs with the Seventh Circuit, and the court heard oral arguments from the parties on June 3, 2010.

We believe that the allegations in the Potash Antitrust Cases are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

MicroEssentials® Patent Lawsuit

On January 9, 2009, John Sanders and Specialty Fertilizer Products, LLC filed a complaint against Mosaic, Mosaic Fertilizer, Cargill, Incorporated and Cargill Fertilizer, Inc. in the United States District Court for the Western District of Missouri. The complaint alleges that our production of MicroEssentials® SZ, one of several types of the MicroEssentials® value-added ammoniated phosphate crop nutrient products that we produce, infringes on a patent held by the plaintiffs since 2001. Plaintiffs have since asserted that other MicroEssentials® products also infringe the patent. Plaintiffs seek to enjoin the alleged infringement and to recover an unspecified amount of damages and attorneys’ fees for past infringement. We filed an answer to the complaint responding that MicroEssentials® does not infringe the plaintiffs’ patent and that the plaintiffs’ patent is invalid. Following a hearing on March 17, 2010, at which the court construed plaintiffs’ patent in such a manner that our MicroEssentials® products would not infringe the patent, the plaintiffs agreed to dismiss their claims with prejudice, subject to a right to appeal the dismissal. Plaintiffs have subsequently appealed the dismissal.

We believe that the plaintiffs’ allegations are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Esterhazy Potash Mine Tolling Contract Disputes

Under a contract (the “PCS Tolling Contract”) with Potash Corporation of Saskatchewan Inc. (“PCS”), our wholly-owned subsidiary, Mosaic Potash Esterhazy Limited Partnership (“Mosaic Esterhazy”), mines and refines PCS’ potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs. The contract provides that PCS may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of PCS, but only to the extent PCS has not received all of its available reserves under the contract. Based on our then-current calculations, in May 2009, we informed PCS that we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the contract after April 2009 and, therefore, our obligation to supply potash to PCS would expire by the end of August 2010, and that we would cease delivery of product following that date. Our calculations assumed PCS would continue to take 1.1 million tonnes annually under the contract (which is the volume PCS elected to take for calendar 2009) and that our then-current mining plans and conditions would remain unchanged. In the first quarter of fiscal 2011, we updated our calculation of the expected expiration date of the contract to reflect PCS’ refusal, described more fully below, to take delivery in calendar 2009 of almost 0.9 million tonnes of potash that it ordered under the contract as a result of an alleged force majeure event (the “Force Majeure Tonnes”), as well as PCS’ election to take 0.9 million tonnes of potash under the contract in calendar 2010 and other relevant factors. Based on our updated calculations, we believe that at May 31, 2010 there were approximately 1.1 million remaining tonnes due under the PCS Tolling Contract. These 1.1 million remaining tonnes include the Force Majeure Tonnes. As noted below, the parties’ rights and obligations with respect to the Force Majeure Tonnes remain in dispute.

On or about May 27, 2009, PCS filed a lawsuit against Mosaic Esterhazy in the Queen’s Bench Judicial Centre of Saskatoon, Saskatchewan, following our notice to PCS described in the preceding paragraph. In general terms, the lawsuit contests our basis and timing for termination of the PCS Tolling Contract; asserts that PCS’ rights to potash under the contract will not expire until at least 2012, and potentially later at current delivery rates; alleges that our notice is a threatened repudiation of the contract and would convert PCS’ reserves to our use; and asserts that the value of the potash at issue exceeds $1 billion. The lawsuit also alleges that we breached our contractual obligation to engage in good mining practices, resulting in saturated brine inflows in portions of our Esterhazy mine, which allegedly reduced the extraction ratio of potash from the mine. The lawsuit further claims that, if our Esterhazy mine were to flood, we could convert the mine to a solution mine and that, under such circumstances, we would be able to extract a greater portion of the reserves and that PCS would accordingly be entitled to additional potash under the PCS Tolling Contract. The lawsuit requests orders from the court declaring the amount of potash that PCS has a right to receive under the PCS Tolling Contract; that we deliver that amount of potash to PCS on a timely basis in accordance with the PCS Tolling Contract; restraining us from ceasing delivery of potash to PCS until a final order is issued by the court; and awarding damages to PCS for any conversion of PCS’ reserves and our alleged threatened repudiation of the contract, as well as costs, pre- and post-judgment interest and such further relief as the court may allow.

In June 2009, we filed a statement of defense against PCS’ claims as well as a counterclaim against PCS. In our statement of defense, we generally denied the alleged bases for PCS’ claims and asserted, among other defenses, that PCS’ lawsuit did not state a cause of action; that any claim for alleged poor mining practices was based on acts or omissions prior to 1986 and was time-barred; that provisions of the PCS Tolling Contract limit our liability to PCS to loss, damage or injury to the PCS reserves resulting from bad faith, willful misconduct or gross negligence; and that provisions of the PCS Tolling Contract limit our liability for performance or non-performance under the contract to approximately $10.0 million. We also noted that saturated brine inflows are a known risk in Saskatchewan potash mines and that each potash shaft mine in Saskatchewan and New

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Brunswick, including all five PCS potash shaft mines, has a history of inflows. Finally, our statement of defense requested a declaration by the court that based on our then-current mine plans and assuming a delivery rate of approximately 1.1 million tonnes of product per year, PCS’ entitlement to potash would terminate by the end of August 2010.

In addition, as noted above, PCS refused to take delivery of the Force Majeure Tonnes, following its April 2009 notice to us that it was no longer prepared to accept further shipments of product under the PCS Tolling Contract because of the global financial and credit crisis, stating that PCS no longer had the ability to physically receive, ship or store additional potash, and asserting that its inability to receive delivery of additional product was a force majeure event. We counterclaimed against PCS alleging that it breached the PCS Tolling Contract by failing to take delivery of potash that it ordered under the contract based on the alleged force majeure event. Our counterclaim seeks damages in an unspecified amount, pre-judgment interest, costs and such further relief as the court deems just.

In January 2010, PCS amended its statement of claim to, among other things, allege that Mosaic failed to make proper or adequate disclosure to PCS regarding Mosaic’s mining practices, the purpose and effect of which is to conceal from PCS the existence of claims PCS may have had in respect of Mosaic’s alleged failure to discharge properly its obligations under the PCS Tolling Contract.

In addition, in February 2010, PCS notified us that it was lifting its prior notice of force majeure but noted that it only intended to take a pro rata share of its nominated volume for calendar 2010. In March 2010, the court denied our motion to bar and strike, as not a proper subject for declaratory relief and as time-barred, PCS’ claim for alleged losses arising from saturated brine inflows in portions of our Esterhazy mine dating back to 1985 and 1986, on the basis that these determinations should be made by the trial judge based upon the evidentiary record established at trial. Trial in this matter is currently scheduled to begin September 6, 2011.

We believe that PCS’ allegations are without merit and intend to defend vigorously against them. While we cannot predict the outcome of this litigation at this stage of the proceedings, irrespective of its outcome, we believe that expiration of the contract will have a material positive effect on the volume of potash that we can produce for resale at then-current market prices, may result in an increase in our share of the sales of Canpotex (which are generally based on the operational capacities of the members) and could have a material positive effect on our results of operations, liquidity and capital resources.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition, results of operations, and cash flows.

11. Accounting for Derivative Instruments and Hedging Activities

We are exposed to the impact of fluctuations in the relative value of currencies, the impact of fluctuations in the purchase prices of natural gas and ammonia consumed in operations, changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity and freight prices, but not for speculative purposes.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of November 30, 2010, the following is the total absolute notional volume associated with our outstanding derivative instruments:

(in millions of Units) Derivative Instrument	Derivative Category	Unit of Measure	November 30, 2010
Foreign currency derivatives	Foreign currency	US Dollars	1,046.9
Natural gas derivatives	Commodity	MMbtu	11.7
Ocean freight contracts	Freight	Tonnes	0.5

Our foreign currency exchange contracts, commodities contracts, and freight contracts do not qualify for hedge accounting under U.S. GAAP; therefore, unrealized gains and losses are recorded in the Condensed Consolidated Statements of Earnings. Unrealized gains and losses on foreign currency exchange contracts related to inventory purchases, commodities contracts and certain forward freight agreements are recorded in cost of goods sold in the Condensed Consolidated Statements of Earnings. Unrealized gain or (loss) on foreign currency exchange contracts used to hedge changes in our financial position is included in the foreign currency transaction gain (loss) line in the Condensed Consolidated Statements of Earnings. Below is a table that shows the unrealized gains and (losses) on derivative instruments related to foreign currency exchange contracts, commodities contracts, and freight:

		Three Months ended November 30,		Six months ended November 30,
Derivative Instrument	Location	2010	2009	2010	2009
Foreign currency derivatives	Cost of goods sold	$8.7	$(1.6)	$4.4	$(7.6)
Foreign currency derivatives	Foreign currency transaction gain (loss)	10.0	(2.3)	4.2	28.4
Commodity derivatives	Cost of goods sold	4.9	33.6	2.6	50.4
Freight derivatives	Cost of goods sold	(1.3)	(0.8)	(4.6)	(3.9)

The gross fair market value of all derivative instruments and their location in our Condensed Consolidated Balance Sheets are shown by those in an asset or liability position and are further categorized by foreign currency, commodity, and freight derivatives.

	Asset Derivatives(a)		Liability Derivatives(a)
Derivative Instrument	Location	November 30, 2010	Location	November 30, 2010
Foreign currency derivatives	Other current assets	$11.4	Accrued liabilities	$(3.4)
Commodity derivatives	Other current assets	0.3	Accrued liabilities	(7.7)
Commodity derivatives	Other assets	—	Other noncurrent liabilities	(2.8)
Freight derivatives	Other current assets	0.8	Accrued liabilities	(0.9)

Total		$12.5		$(14.8)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Asset Derivatives(a)		Liability Derivatives(a)
Derivative Instrument	Location	May 31, 2010	Location	May 31, 2010
Foreign currency derivatives	Other current assets	$3.1	Accrued liabilities	$(3.8)
Commodity derivatives	Other current assets	0.6	Accrued liabilities	(11.9)
Commodity derivatives	Other assets	0.2	Other noncurrent liabilities	(1.4)
Freight derivatives	Other current assets	9.0	Accrued liabilities	(4.4)

Total		$12.9		$(21.5)

(a)	In accordance with U.S. GAAP, the above amounts are disclosed at gross fair value and the amounts recorded on the Condensed Consolidated Balance Sheets are presented on a net basis, when permitted.

For additional disclosures about fair value measurement of derivative instruments, see Note 12 to the Condensed Consolidated Financial Statements.

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that require us to post collateral. These provisions also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on November 30, 2010, was $14.8 million. We have no cash collateral posted in association with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on November 30, 2010, we would be required to post $12.5 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

Counterparty Credit Risk

We enter into foreign exchange and certain commodity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, material losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

12. Fair Value Measurements

We determine the fair market values of our derivative contracts and certain other assets and liabilities based on the fair value hierarchy, described below, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within the fair value hierarchy that may be used to measure fair value:
Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3: Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents assets and liabilities included in our Condensed Consolidated Balance Sheets that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value.

	November 30, 2010
	Total	Level 1	Level 2	Level 3
Assets
Foreign currency derivatives	$11.4	$2.5	$8.9	$—
Commodity derivatives	0.3	—	0.3	—
Freight derivatives	0.8	—	—	0.8

Total assets at fair value	$12.5	$2.5	$9.2	$0.8

Liabilities
Foreign currency derivatives	$3.4	$1.4	$2.0	$—
Commodity derivatives	10.5	—	10.5	—
Freight derivatives	0.9	—	—	0.9

Total liabilities at fair value	$14.8	$1.4	$12.5	$0.9

We did not significantly change our valuation techniques from prior periods. Following is a summary of the valuation techniques for assets and liabilities recorded in our Condensed Consolidated Financial Statements at fair value on a recurring basis:

Foreign Currency Derivatives—We periodically enter into derivatives contracts in order to reduce our foreign currency exchange rate risk. We use forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Condensed Consolidated Statements of Earnings and Condensed Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. We hedge certain of these risks through forward contracts and zero-cost collars. Effective June 1, 2010, our Brazilian and Argentina operations began hedging a portion of their currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada. Our Brazilian business enters into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile & Futures Exchange—and also enters into forward contracts to hedge foreign currency risk. We also use forward contracts to hedge our Argentine peso currency risk. The remainder of our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures, and use forward contracts to reduce foreign currency risk.

Commodity Derivatives—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of certain of our product inputs. Our commodity derivatives contracts primarily relate to purchases of

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

natural gas and ammonia. We use forward purchase contracts, swaps, and three-way collars to reduce these risks. The use of these financial instruments reduces the exposure to these risks with the intent to reduce our risk and variability.

Freight Derivatives—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of our freight. We use forward freight agreements to reduce the risk and variability of related price changes in freight. The use of these financial instruments reduces the exposure to these risks with the intent to reduce our risk and variability.

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	November 30, 2010		May 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$3,659.4	$3,659.4	$2,523.0	$2,523.0
Accounts receivable, including Cargill receivables	671.6	671.6	614.8	614.8
Accounts payable trade, including Cargill payables	539.3	539.3	566.7	566.7
Short-term debt	54.5	54.5	83.1	83.1
Long-term debt, including current portion	1,254.7	1,350.1	1,260.8	1,352.7

For cash and cash equivalents, accounts receivable, accounts payable and short-term debt, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt, including long-term debt due to Cargill, is estimated using a present value method based on current interest rates for similar instruments with equivalent credit quality, as well as market prices for our publicly traded debt instruments.

13. Related Party Transactions

Cargill is considered a related party due to its majority ownership interest in us. As of November 30, 2010, Cargill and certain of its subsidiaries owned approximately 64.1% of our outstanding common stock. We have entered into transactions and agreements with Cargill and certain of its non-consolidated subsidiaries (affiliates) from time to time, and anticipate that we will enter into additional transactions and agreements with Cargill and its affiliates in the future. Certain agreements and transactions between Cargill and its affiliates and us are described below.

As of November 30, 2010, the net amount due from Cargill and its affiliates related to the above transactions totaled $11.6 million. As of May 31, 2010, the net amount due to Cargill and its affiliates was $2.2 million.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Condensed Consolidated Statements of Earnings included the following transactions with Cargill and its affiliates:

	Three months ended November 30,		Six months ended November 30,
	2010	2009	2010	2009
Transactions with Cargill and affiliates included in net sales	$62.4	$21.2	$103.5	$47.2
Transactions with Cargill and affiliates included in cost of goods sold	56.4	31.8	115.5	67.3
Transactions with Cargill and affiliates included in selling, general and administrative expenses	1.8	1.9	4.0	4.0
Interest expense (income) paid to/(received from) Cargill and affiliates	—	—	—	(0.1)

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of November 30, 2010 and May 31, 2010, the net amount due from our non-consolidated companies totaled $134.2 million and $140.8 million, respectively. The Condensed Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

	Three months ended November 30,		Six months ended November 30,
	2010	2009	2010	2009
Transactions with non-consolidated companies included in net sales	$199.1	$127.5	$388.9	$216.6
Transactions with non-consolidated companies included in cost of goods sold	85.4	57.1	247.8	122.5

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Business Segments

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics, and for which segment financial information is available for our chief operating decision maker. For a description of our business segments see Note 1 to the Condensed Consolidated Financial Statements. We evaluate performance based on the operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, stand-alone businesses. Corporate, Eliminations and Other primarily represents activities associated with our Nitrogen distribution business, unallocated corporate office activities and eliminations. All intersegment transactions are eliminated within Corporate, Eliminations and other. Segment information was as follows:

	Phosphates	Potash	Corporate, Eliminations and Other	Total
Three months ended November 30, 2010
Net sales to external customers	$1,974.0	$698.1	$2.7	$2,674.8
Intersegment net sales	—	0.9	(0.9)	—

Net sales	1,974.0	699.0	1.8	2,674.8
Gross margin	476.3	285.2	6.8	768.3
Operating earnings	402.3	251.5	4.4	658.2
Capital expenditures	57.3	231.0	2.7	291.0
Depreciation, depletion and amortization expense	58.5	44.7	2.5	105.7

Three months ended November 30, 2009
Net sales to external customers	$1,328.0	$367.9	$13.8	$1,709.7
Intersegment net sales	—	46.4	(46.4)	—

Net sales	1,328.0	414.3	(32.6)	1,709.7
Gross margin	113.2	179.9	13.9	307.0
Operating earnings	29.0	150.6	20.5	200.1
Capital expenditures	41.0	136.9	12.7	190.6
Depreciation, depletion and amortization expense	103.1	33.1	2.7	138.9

Six months ended November 30, 2010
Net sales to external customers	$3,555.0	$1,299.5	$8.6	$4,863.1
Intersegment net sales	—	21.4	(21.4)	—

Net sales	3,555.0	1,320.9	(12.8)	4,863.1
Gross margin	721.2	541.9	9.9	1,273.0
Operating earnings	580.3	469.5	18.7	1,068.5
Capital expenditures	121.7	458.1	5.9	585.7
Depreciation, depletion and amortization expense	119.6	84.7	6.1	210.4

Six months ended November 30, 2009
Net sales to external customers	$2,522.5	$616.8	$27.6	$3,166.9
Intersegment net sales	—	130.8	(130.8)	—

Net sales	2,522.5	747.6	(103.2)	3,166.9
Gross margin	227.6	304.5	(2.9)	529.2
Operating earnings	75.5	249.9	8.9	334.3
Capital expenditures	123.4	287.1	16.3	426.8
Depreciation, depletion and amortization expense	163.0	62.8	5.2	231.0

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Investment in Miski Mayo Mine

In the first quarter of fiscal 2011, we acquired a 35% economic interest in a joint venture, with subsidiaries of Vale S.A (“Vale”) and Mitsui & Co., Ltd., that owns a recently opened phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. Phosphate rock production started at the Miski Mayo Mine and shipments began in the first quarter of fiscal 2011.

16. Investments Sold and Assets Held for Sale

On February 11, 2010, we entered into agreements with Vale under which we granted Vale call options to purchase from us, and Vale granted us put options to sell to Vale, our minority stake in Vale Fertilizantes S.A (formerly Fosfertil S.A. or “Fosfertil”), and our Cubatão facility in Brazil.

On September 29, 2010, we received gross proceeds for our minority stake in Fosfertil of $1.0 billion which resulted in a pre-tax gain of $685.6 million. The tax impact on this transaction was $115.5 million and is included in our provision for income taxes as of November 30, 2010. These assets were included in our Condensed Consolidated Balance Sheets as of May 31, 2010 as assets and investments held for sale of $317.4 million and were part of our Phosphates segment.

We anticipate receiving gross proceeds in excess of $50 million for the sale of our Cubatão facility in the second half of fiscal 2011. The sale is expected to result in a minimal net earnings impact. These assets are included in our Condensed Consolidated Balance Sheets as of November 30, 2010 and May 31, 2010 as assets and investments held for sale of $54.4 million and $80.2 million, respectively and are part of our Phosphates segment.

17. Redemption of Senior Notes

Subsequent to the fiscal quarter ended November 30, 2010, we announced the redemption of the remaining $455.4 million aggregate principle amount of our 7-3/8% senior notes due December 2014. The redemption will occur on January 13, 2011. We will record a pre-tax charge of approximately $19 million in the third fiscal quarter, primarily related to the call premium and the write-off of unamortized fees.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the material under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Annual Report on Form 10-K of The Mosaic Company filed with the Securities and Exchange Commission for the fiscal year ended May 31, 2010 (the “10-K Report”) and the material under Item 1 of Part I and Item 1A of Part II of this report.

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes, which are the equivalent of 2,205 pounds, unless we specifically state we mean long ton(s) which are the equivalent of 2,240 pounds. In the following tables, there are certain percentages that are not considered to be meaningful and are represented by “NM.”

Results of Operations

The following table shows the results of operations for the three and six months ended November 30, 2010 and 2009:

	Three months ended November 30,		2010-2009		Six months ended November 30,		2010-2009
(in millions, except per share data)	2010	2009	Change	Percent	2010	2009	Change	Percent
Net sales	$2,674.8	$1,709.7	$965.1	56%	$4,863.1	$3,166.9	$1,696.2	54%
Cost of goods sold	1,906.5	1,402.7	503.8	36%	3,590.1	2,637.7	952.4	36%

Gross margin	768.3	307.0	461.3	150%	1,273.0	529.2	743.8	141%
Gross margin percentage	28.7%	18.0%			26.2%	16.7%
Selling, general and administrative expenses	89.3	82.9	6.4	8%	177.4	164.3	13.1	8%
Other operating expenses	20.8	24.0	(3.2)	(13%)	27.1	30.6	(3.5)	(11%)

Operating earnings	658.2	200.1	458.1	229%	1,068.5	334.3	734.2	220%
Interest expense, net	5.6	11.9	(6.3)	(53%)	12.6	26.8	(14.2)	(53%)
Foreign currency transaction loss	(30.9)	(22.6)	(8.3)	37%	(28.9)	(9.5)	(19.4)	204%
Gain on sale of equity investment	685.6	—	685.6	NM	685.6	—	685.6	NM
Other income (expense)	(0.3)	5.6	(5.9)	(105%)	(0.9)	6.0	(6.9)	(115%)

Earnings from consolidated companies before income taxes	1,307.0	171.2	1,135.8	NM	1,711.7	304.0	1,407.7	NM
Provision for income taxes	281.3	50.4	230.9	NM	390.9	83.2	307.7	NM

Earnings from consolidated companies	1,025.7	120.8	904.9	NM	1,320.8	220.8	1,100.0	NM
Equity in net earnings (loss) of nonconsolidated companies	1.1	(11.8)	12.9	NM	4.9	(9.3)	14.2	NM

Net earnings including non-controlling interests	1,026.8	109.0	917.8	NM	1,325.7	211.5	1,114.2	NM
Less: Net earnings attributable to non-controlling interests	1.2	1.2	—	0%	2.4	3.1	(0.7)	(23%)

Net earnings attributable to Mosaic	$1,025.6	$107.8	$917.8	NM	$1,323.3	$208.4	$1,114.9	NM

Diluted net earnings attributable to Mosaic per share	$2.29	$0.24	$2.05	NM	$2.96	$0.47	$2.49	NM
Diluted weighted average number of shares outstanding	447.3	446.5			447.1	446.4

Overview of Consolidated Results for the three months ended November 30, 2010 and 2009

Net sales increased 56% to $2.7 billion in the quarter ended November 30, 2010 compared to the prior year period. Net earnings attributable to Mosaic for the three months ended November 30, 2010 were $1.0 billion, or $2.29 per diluted share, compared with net earnings attributable to Mosaic of $107.8 million, or $0.24 per diluted share, for the same period a year ago. The more significant factors affecting our results of operations and financial condition are listed below. Certain of these factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our results for the second quarter of fiscal 2011 reflected continued strengthening of phosphate sales prices and higher potash sales volumes and potash production levels compared to the same period in the prior year, when we began to see a recovery in phosphates selling prices but potash sales volumes were weak. We also completed the sale of our interest in Fosfertil S.A. to a subsidiary of Vale S.A. (“Vale”), which resulted in a pre-tax gain of $685.6 million ($570.1 million after tax) in the second quarter of fiscal 2011. The tax impact on this transaction was $115.5 million and is included in our provision for income taxes as of November 30, 2010.

The North American crop nutrient market has shown significant improvement compared to the year ago period due to the strengthening global outlook for agriculture fundamentals, driven by increased grain and oilseed prices in the current year and a long Fall application period following a strong Fall harvest.

The selling prices for our diammonium phosphate (“DAP”) products in the second quarter of fiscal 2011 were significantly higher than in the second quarter of fiscal 2010 due to the factors discussed above, tight supply and demand dynamics in the current year and the effects of higher raw material costs. There has been a significant recovery in potash sales volumes from the low levels in the second quarter of fiscal 2010 due to the factors discussed above.

Higher raw materials costs partially offset the benefit from the increase in market prices for our phosphates products. The higher prices for our key raw materials for concentrated phosphates, primarily sulfur and ammonia, resulted from higher global demand for these raw materials in the current year compared to the year ago quarter. In addition, the price of sulfur was affected by tightening supply due to low oil refinery operating rates. We believe that our investments in sulfur transportation assets continue to afford us a competitive advantage in the cost of and access to available sulfur.

Other Highlights

During the three months ended November 30, 2010:

•

We entered into a partial settlement (the “Partial Settlement”) with the plaintiffs in a lawsuit involving a challenge to a federal wetlands permit (the “Hardee County Extension Permit”) for the extension (the “Hardee County Extension”) of our South Fort Meade phosphate rock mine into Hardee County, Florida. The Partial Settlement allows mining to proceed on approximately 200 acres (“Phase I”) of the Hardee County Extension for an estimated four month period, and we commenced mining Phase I in December 2010. We had indefinitely closed the South Fort Meade mine for most of the second quarter of fiscal 2011 as a result of a preliminary injunction (the “Preliminary Injunction”) entered by the court in the lawsuit. However, because of our successful execution of mitigation measures, it did not significantly impact our sales volumes in the first half of fiscal 2011. Our near-term mitigation activities included drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in a Peruvian phosphate rock mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphates mines. We have included additional information about this lawsuit under “Environmental, Health and Safety Matters,” in Note 10 of our Condensed Consolidated Financial Statements and in Item 1A of Part II of this report.

•

We continued the expansion of capacity in our Potash segment, in line with our views of the long-term fundamentals of that business. We expect the planned expansions to increase our annual capacity for finished product over the next decade by up to 5 million tonnes.

Subsequent to the fiscal quarter ended November 30, 2010, we announced the redemption of the remaining $455.4 million aggregate principle amount of our 7-3/8% senior notes due December 2014. The redemption will occur on January 13, 2011. We will record a charge of approximately $19.0 million in the third fiscal quarter, primarily related to the call premium and the write-off of unamortized fees. We expect that our annual interest expense will be reduced by approximately $34.0 million upon retirement of this debt. The retirement will be funded from available cash.

During the three months ended November 30, 2009:

•	We recorded a $51.2 million primarily non-cash pre-tax charge in our Phosphates segment related to the permanent closure of previously idled phosphate facilities and equipment in Florida.

•	Our strong cash position allowed us to declare a special dividend of $578.5 million, or $1.30 per share. The special dividend was paid on December 3, 2009.

Overview of Consolidated Results for the six months ended November 30, 2010 and 2009

Net earnings attributable to Mosaic for the six months ended November 30, 2010 were $1.3 billion, or $2.96 per diluted share, compared with net earnings attributable to Mosaic of $208.4 million, or $0.47 per diluted share, for the same period a year ago. Results for the six months ended November 30, 2010 reflected the factors discussed above for the three months ended November 30, 2010. Certain of these factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Other noteworthy matters during the six months ended November 30, 2010 included:

•

We generated $1.1 billion in cash flows from operations for the six months ended November 30, 2010. The positive cash flow was primarily driven by net earnings. We also received gross proceeds of $1.0 billion from the sale of our interest in Fosfertil during our second quarter of fiscal 2011.

•

We acquired a 35% economic interest in a joint venture, with subsidiaries of Vale and Mitsui & Co., Ltd., that owns a recently opened phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. Phosphate rock production started at the Miski Mayo Mine and shipments began in the first quarter of fiscal 2011.

•

We began development of a destination resort and conference center in certain areas of previously mined land as part of our long-term business strategy to maximize the value and utility of our extensive land holdings in Florida.

Phosphates Net Sales and Gross Margin

The following table summarizes the Phosphates segment’s net sales, gross margin, sales volume, selling prices and raw material prices:

	Three months ended November 30,		2010-2009		Six months ended November 30,		2010-2009
(in millions, except price per tonne or unit)	2010	2009	Change	Percent	2010	2009	Change	Percent
Net sales:
North America	$585.8	$258.4	$327.4	127%	$1,039.1	$553.3	$485.8	88%
International	1,388.2	1,069.6	318.6	30%	2,515.9	1,969.2	546.7	28%

Total	1,974.0	1,328.0	646.0	49%	3,555.0	2,522.5	1,032.5	41%
Cost of goods sold	1,497.7	1,214.8	282.9	23%	2,833.8	2,294.9	538.9	23%

Gross margin	$476.3	$113.2	$363.1	321%	$721.2	$227.6	$493.6	217%

Gross margin as a percent of net sales	24%	9%			20%	9%
Sales volume (in thousands of metric tonnes)
Crop Nutrients(a):
North America	972	559	413	74%	1,825	1,242	583	47%
International	1,264	1,646	(382)	(23%)	2,347	2,807	(460)	(16%)
Crop Nutrient Blends	867	692	175	25%	1,567	1,394	173	12%
Feed Phosphates	149	161	(12)	(7%)	270	311	(41)	(13%)
Other(b)	421	279	142	51%	738	473	265	56%

Total Phosphates Segment Tonnes(a)	3,673	3,337	336	10%	6,747	6,227	520	8%

Average selling price per tonne:
DAP (FOB plant)	$461	$287	$174	61%	$447	$283	$164	58%
Crop Nutrient Blends (FOB destination)	459	405	54	13%	436	403	33	8%
Average cost per unit:
Ammonia (metric tonne)	$361	$241	$120	50%	$376	$250	$126	50%
Sulfur (long ton)	134	51	83	163%	143	41	102	249%

(a)	Excludes tonnes sold by PhosChem for its other member
(b)	Other volumes are primarily single superphosphate (“SSP”), potash and urea sold outside of North America.

Three months ended November 30, 2010 and 2009

The Phosphates segment’s net sales increased to $2.0 billion for the three months ended November 30, 2010, compared to $1.3 billion in the second quarter of fiscal 2010. Higher average sales prices resulted in additional net sales of approximately $490 million and higher volumes resulted in additional sales of approximately $110 million.

Our average DAP selling price was $461 per tonne for the three months ended November 30, 2010, an increase of $174 per tonne or 61% from the prior year. The increase in selling prices was due to the factors discussed in the Overview. The selling price of crop nutrient blends (“Blends”) for the three months ended November 30, 2010 increased 13% compared to the same period in the prior year due to the mix of potash and nitrogen used in the production of Blends.

The Phosphates segment’s sales volumes increased to 3.7 million tonnes for the three months ended November 30, 2010 compared to 3.3 million tonnes in the same period a year ago due to the factors discussed in the Overview.

We consolidate the financial results of PhosChem. Included in our results for the three months ended November 30, 2010 is PhosChem net sales and cost of goods sold for its other member of $119 million, compared with $77 million for the second quarter in fiscal 2010.

Gross margin for the Phosphates segment increased to $476.3 million from $113.2 million in the second quarter of fiscal 2010, primarily due to higher sales prices and sales volumes which had favorable impacts on gross margin of approximately $490 million and $40 million, respectively, partially offset by higher costs of approximately $160 million. The higher costs were primarily due to higher raw material costs for sulfur and ammonia. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 24% for the three months ended November 30, 2010 compared to 9% in the same period a year ago.

In the second quarter of fiscal 2011, higher sulfur and ammonia prices unfavorably impacted cost of goods sold by approximately $110 million compared with prior year results. The average consumed price for sulfur increased to $134 per long ton for the three months ended November 30, 2010 from $51 in the same period a year ago. The average consumed price for ammonia increased to $361 per tonne in the second quarter of fiscal 2011 from $241 in the same period a year ago. The increase in the market prices of these raw materials was due to the factors discussed in the Overview.

Costs were also favorably impacted by net unrealized mark-to-market derivative gains of $1.9 million, mainly on natural gas derivatives, in the second quarter of fiscal 2011 compared to a gain of $13.5 million, primarily on natural gas derivatives, for the same period a year ago.

The Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients was 2.1 million tonnes for the second quarters of fiscal 2011 and fiscal 2010. Our phosphate rock production was 2.5 million tonnes during the second quarter of fiscal 2011 compared with 3.3 million tonnes in the same quarter of fiscal 2010. The reduced phosphate rock production was due to the temporary shutdown of the South Fort Meade mine as discussed in the Overview. The increased demand for our products has led to lower finished goods levels.

During the three months ended November 30, 2009, we permanently closed the Green Bay, Florida concentrated phosphates plant and South Pierce, Florida phosphoric acid plant that were indefinitely closed in 2006. We determined that we would no longer use these facilities and certain other items, and therefore accelerated the depreciation on certain machinery and equipment that resulted in a $39.8 million non-cash charge to cost of goods sold.

Six months ended November 30, 2010 and 2009

The Phosphates segment’s net sales increased to $3.6 billion for the six months ended November 30, 2010 compared to $2.5 billion in the same period a year ago. The increase was primarily due to an increase in sales prices that resulted in an increase in net sales of approximately $770 million and an increase in sales volumes that resulted in an increase in net sales of approximately $170 million.

Our average DAP selling price was $447 per tonne for the six months ended November 30, 2010, an increase of $164 per tonne or 58% compared with the same period a year ago due to the factors discussed in the Overview. The increase in the selling price of Blends was 8% compared to the same period a year ago.

The Phosphates segment’s sales volumes increased to 6.7 million tonnes for the six months ended November 30, 2010 compared to 6.2 million tonnes in the same period a year ago due to the factors discussed in the Overview.

PhosChem net sales and cost of goods sold from sales for its other member were $273 million for the six months ended November 30, 2010 compared with $188 million for the same period a year ago.

Gross margin for the Phosphates segment increased to $721.2 million for the six months ended November 30, 2010 from $227.6 million in the same period a year ago, primarily due to higher sales prices and sales volumes which had favorable impacts on gross margin of approximately $770 million and $70 million respectively, partially offset by higher costs of approximately $360 million. The higher costs were primarily due to higher raw material costs for sulfur and ammonia. In the prior year, gross margin was unfavorably impacted by $39.8 million related to the permanent closure of our Green Bay plant and South Pierce phosphoric acid plant as described above. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 20% for the six months ended November 30, 2010 compared to 9% in the same period a year ago.

For the six months ended November 30, 2010, higher sulfur and ammonia prices unfavorably impacted cost of goods sold by approximately $270 million compared with prior year results. The average consumed price for sulfur increased to $143 per long ton for the six months ended November 30, 2010 from $41 in the same period a year ago. The average consumed price for ammonia increased to $376 per tonne for the six months ended November 30, 2010 from $250 in the same period a year ago. The increase in the market prices of these raw materials was due to the factors discussed in the Overview.

Costs were unfavorably impacted by net unrealized mark-to-market derivative losses of $2.0 million, primarily on freight derivatives, for the six months ended November 30, 2010 compared with gains of $23.2 million, primarily on natural gas derivatives, for the same period a year ago.

The Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients was 4.3 million tonnes for the six months ended November 30, 2010 compared with 4.1 million tonnes in the same period a year ago. Our phosphate rock production was 4.8 million tonnes for the six months ended November 30, 2010 compared with 6.8 million tonnes in the same period a year ago. The reduction in phosphate rock production rates was due to the temporary shutdown of the South Fort Meade mine.

Potash Net Sales and Gross Margin

The following table summarizes the Potash segment’s net sales, gross margin, sales volume and selling price:

	Three months ended November 30,		2010-2009		Six months ended November 30,		2010-2009
(in millions, except price per tonne or unit)	2010	2009	Change	Percent	2010	2009	Change	Percent
Net sales:
North America	$494.6	$235.1	$259.5	110%	$882.9	$376.6	$506.3	134%
International	204.4	179.2	25.2	14%	438.0	371.0	67.0	18%

Total	699.0	414.3	284.7	69%	1,320.9	747.6	573.3	77%
Cost of goods sold	413.8	234.4	179.4	77%	779.0	443.1	335.9	76%

Gross margin	$285.2	$179.9	$105.3	59%	$541.9	$304.5	$237.4	78%

Gross margin as a percent of net sales	41%	43%			41%	41%
Sales volume (in thousands of metric tonnes)
Crop Nutrients(a):
North America	910	299	611	204%	1,587	408	1,179	289%
International	737	524	213	41%	1,587	1,032	555	54%

Total	1,647	823	824	100%	3,174	1,440	1,734	120%
Non-agricultural	155	207	(52)	(25%)	306	385	(79)	(21%)

Total	1,802	1,030	772	75%	3,480	1,825	1,655	91%

Average selling price per tonne:
MOP (FOB plant)	$331	$370	$(39)	(11%)	$331	$363	$(32)	(9%)

(a)	Excludes tonnes related to a third-party tolling arrangement

Three months ended November 30, 2010 and 2009

The Potash segment’s net sales increased to $699.0 million for the three months ended November 30, 2010, compared to $414.3 million in the same period a year ago, primarily due to an increase in sales volumes that resulted in an increase in net sales of approximately $330 million, partially offset by a decline in average selling prices that resulted in a decrease in net sales of approximately $80 million.

The Potash segment’s sales volumes increased to 1.8 million tonnes for the three months ended November 30, 2010 compared to 1.0 million tonnes in the same period a year ago, primarily driven by the factors described in the Overview.

Our average muriate of potash (“MOP”) selling price was $331 per tonne in the second quarter of fiscal 2011, a decline of $39 per tonne compared with the same period a year ago when potash selling prices had not yet completely adjusted downward. However, the current year potash selling prices have recalibrated. Recently, domestic MOP spot prices have begun to increase; however, certain export pricing has lagged primarily because of certain fixed price contracts established a year ago.

Gross margin for the Potash segment increased to $285.2 million for the three months ended November 30, 2010 from $179.9 million for the same period last year. The gross margin was favorably impacted by approximately $210 million due to an increase in sales volumes, which was partially offset by a decline in average potash selling prices which unfavorably impacted gross margin by approximately $80 million due to the factors described in the Overview. The gross margin was also favorably impacted by approximately $40 million in lower costs due primarily to higher production rates in the current period that resulted in a decrease in cost per tonne. This was offset by a $64.1 million increase in Canadian resource taxes and royalties. These and other factors affecting gross margin and costs are further discussed below. As a result of these factors, gross margin as a percentage of net sales decreased slightly to 41% for the three months ended November 30, 2010 compared to 43% for the same period a year ago.

We incurred $79.1 million in Canadian resource taxes and royalties for the three months ended November 30, 2010 compared with $15.0 million in the same period a year ago. The $64.1 million increase in these taxes and royalties was due primarily to the increase in sales volumes from the same period in the prior year partially offset by a higher deduction for capital expenditures related to our expansion projects.

Costs were favorably impacted by net unrealized mark-to-market derivative gains, primarily on foreign currency derivatives, of $10.2 million for the three months ended November 30, 2010 compared with gains, primarily on natural gas derivatives, of $17.4 million for the same period a year ago.

We incurred $32.4 million in expenses related to managing and mitigating the brine inflows at our Esterhazy mine during the second quarter of fiscal 2011 compared to $35.1 million in the same period a year ago. The rate of brine inflows at our Esterhazy mine varies over time and remains within the historical range that we have successfully managed since 1985.

For the three months ended November 30, 2010 and 2009, potash production was 1.7 million tonnes and 1.1 million tonnes, respectively. We increased our production rates in the first quarter of fiscal 2011 and continuing through the second quarter to meet the increasing demand. The increased demand for our potash products has led to lower finished goods levels.

Six months ended November 30, 2010 and 2009

The Potash segment’s net sales increased to $1.3 billion for the six months ended November 30, 2010 compared with $747.6 million in the same period in the prior year, primarily due to an increase in sales volumes that resulted in an increase in net sales of approximately $720 million, partially offset by a decline in average selling prices that resulted in a decrease in net sales of approximately $150 million.

The Potash segment’s sales volumes increased to 3.5 million tonnes for the six months ended November 30, 2010 compared to 1.8 million tonnes in the same period a year ago, primarily driven by the factors described in the Overview.

Our average MOP selling price was $331 per tonne for the six months ended November 30, 2010, a decrease of $32 per tonne compared with the same period a year ago as potash selling prices have stabilized due to the factors described in the Overview.

Gross margin for the Potash segment increased from $304.5 million for the six months ended November 30, 2009 to $541.9 million for the same period this year. The gross margin was favorably impacted by approximately $400 million due primarily to an increase in sales volumes, which was partially offset by a decline in average potash selling prices which unfavorably impacted gross margin by approximately $150 million due to the factors described above. The gross margin was also favorably impacted by approximately $110 million in lower costs due primarily to higher production rates in the current period that resulted in a decrease in cost per tonne. This was partially offset by a $90 million increase in Canadian resource taxes and royalties. These and other factors affecting gross margin and costs are further discussed below. Gross margin as a percentage of net sales was 41% for the six months ended November 30, 2010 and 2009.

We incurred $131.3 million in Canadian resource taxes and royalties for the six months ended November 30, 2010 compared with $32.2 million in the same period a year ago. The increase in these taxes and royalties was due primarily to the increase in sales volumes from the same period in the prior year partially offset by a higher deduction for capital expenditures related to our expansion projects.

Costs were favorably impacted by net unrealized mark-to-market derivative gains, primarily on foreign currency derivatives, of $4.2 million for the six months ended November 30, 2010 compared with gains, primarily on natural gas derivatives, of $15.8 million for the same period a year ago.

We incurred $69.3 million in expenses related to managing and mitigating the brine inflows at our Esterhazy mine for the six months ended November 30, 2010 compared to $63.1 million in the same period a year ago.

For the six months ended November 30, 2010, potash production was 3.1 million tonnes compared to 1.9 million tonnes for the same period in the prior year. We increased our production rates in the first quarter of fiscal 2011 continuing through the second quarter to meet the increasing demand as discussed above.

Other Income Statement Items

	Three months ended November 30,		2010-2009		Percent of Net Sales
(in millions)	2010	2009	Change	Percent	2010	2009
Selling, general and administrative expenses	$89.3	$82.9	$6.4	8%	3%	5%
Other operating expenses	20.8	24.0	(3.2)	(13%)	1%	1%
Interest expense	10.4	16.0	(5.6)	(35%)	—	1%
Interest (income)	(4.8)	(4.1)	(0.7)	17%	—	—

Interest expense, net	5.6	11.9	(6.3)	(53%)	—	1%
Foreign currency transaction loss	(30.9)	(22.6)	(8.3)	37%	(1%)	(1%)
Gain on sale of equity investment	685.6	—	685.6	NM	26%	—
Other income (expense)	(0.3)	5.6	(5.9)	(105%)	—	—
Provision for income taxes	281.3	50.4	230.9	458%	11%	3%
Equity in net earnings (loss) of nonconsolidated companies	1.1	(11.8)	12.9	(109%)	—	(1%)

	Six months ended November 30,		2010-2009		Percent of Net Sales
(in millions)	2010	2009	Change	Percent	2010	2009
Selling, general and administrative expenses	$177.4	$164.3	$13.1	8%	4%	5%
Other operating expenses	27.1	30.6	(3.5)	(11%)	1%	1%
Interest expense	22.9	34.8	(11.9)	(34%)	—	1%
Interest (income)	(10.3)	(8.0)	(2.3)	29%	—	—

Interest expense, net	12.6	26.8	(14.2)	(53%)	—	1%
Foreign currency transaction loss	(28.9)	(9.5)	(19.4)	204%	(1%)	—
Gain on sale of equity investment	685.6	—	685.6	NM	14%	—
Other income (expense)	(0.9)	6.0	(6.9)	NM	—	—
Provision for income taxes	390.9	83.2	(307.7)	370%	8%	3%
Equity in net earnings (loss) of nonconsolidated companies	4.9	(9.3)	14.2	NM	—	—

Foreign Currency Transaction Loss

For the three and six months ended November 30, 2010, we recorded foreign currency transaction losses of $30.9 million and $28.9 million, respectively, compared with losses of $22.6 million and $9.5 million, respectively, for the same periods in the prior year. For the three and six months ended November 30, 2010 and 2009, the losses were mainly the result of the effect of the weakening of the U.S. dollar relative to the Canadian dollar on significant U.S. dollar denominated intercompany receivables and cash held by our Canadian affiliates.

Gain on Sale of Equity Investment

For the three and six months ended November 30, 2010, we recorded a $685.6 million pre-tax gain on the sale of our equity method investment in Fosfertil. The tax impact on this transaction was $115.5 million which is included in our provision for income taxes as of November 30, 2010. See Note 16 to the Condensed Consolidated Financial Statements.

Provision for Income Taxes

Three months ended November 30,	Effective Tax Rate	Provision for Income Taxes
2010	21.5%	$281.3
2009	29.4%	50.4

Six months ended November 30,	Effective Tax Rate	Provision for Income Taxes
2010	22.8%	$390.9
2009	27.4%	83.2

Income tax expense was $281.3 million and $390.9 million and effective tax rates were 21.5% and 22.8% for the three and six months ended November 30, 2010, respectively. For the three and six months ended November 30, 2009, we had income tax expense of $50.4 million and $83.2 million and effective tax rates of 29.4% and 27.4%, respectively. Our income tax rate is impacted by the mix of earnings across the jurisdictions in which we operate and by a benefit associated with depletion.

For the three and six months ended November 30, 2010, tax expense specific to the periods included a $115.5 million expense related to the gain on the sale of our interest in Fosfertil.

Critical Accounting Estimates

The Condensed Consolidated Financial Statements are prepared in conformity with U.S. GAAP. In preparing the Condensed Consolidated Financial Statements, we are required to make various judgments, estimates and assumptions that could have a significant impact on the results reported in the Condensed Consolidated Financial Statements. We base these estimates on historical experience and other assumptions believed to be reasonable by management under the circumstances. Changes in these estimates could have a material effect on our Condensed Consolidated Financial Statements.

Our significant accounting policies, including our significant accounting estimates, are summarized in Note 2 to the Condensed Consolidated Financial Statements. A more detailed description of our significant accounting policies is included in Note 2 to the Consolidated Financial Statements in our 10-K Report. Further information regarding our critical accounting estimates is included in Management’s Discussion and Analysis in our 10-K Report.

Liquidity and Capital Resources

The following table represents a comparison of the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for the six months ended November 30, 2010 and 2009:

	Six months ended November 30,		2010 - 2009
(in millions)	2010	2009	$ Change	% Change
Cash Flow
Net cash provided by operating activities	$1,087.9	$347.2	$740.7	213%
Net cash provided by (used in) investing activities	58.4	(390.7)	449.1	(115%)
Net cash used in financing activities	(63.2)	(33.2)	(30.0)	90%

As of November 30, 2010, we had $3.7 billion in cash and cash equivalents. Funds generated by operating activities, available cash and cash equivalents, and our credit facilities continue to be our most significant sources of liquidity. Subsequent to the quarter ended November 30, 2010, we announced the redemption of the remaining $455.4 million aggregate principle amount of our 7-3/8 senior notes due on December 2014. The redemption will occur on January 13, 2011. The retirement will be funded from available cash. We believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to finance expansion plans and strategic initiatives for the remainder of fiscal 2011. In addition, our Mosaic Credit Facility is available for working capital needs and investment opportunities. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Approximately $2.5 billion of cash and cash equivalents are held by non-U.S. subsidiaries as of November 30, 2010. There are no significant restrictions that would preclude us from bringing these funds back to the U.S. However, we currently have no intention of remitting certain undistributed earnings of non-U.S. subsidiaries. In addition, the majority of these funds are not subject to significant foreign currency exposures as the bulk of these funds are held in USD denominated investments. Information about the investment of our cash & cash equivalents is included in Note 2 to the Consolidated Financial Statements in our 10-K Report.

Operating Activities

Net cash flow generated from operating activities has provided us with a significant source of liquidity. During the first six months of fiscal 2011, net cash provided by operating activities was $1.1 billion, an increase of $740.7 million compared to the same period in fiscal 2010. During the six months ended November 30, 2010, operating cash flows were primarily generated from net earnings and a reduction in inventory levels.

Investing Activities

Net cash provided by investing activities was $58.4 million for the six months ended November 30, 2010, compared to cash used in investing activities of $390.7 million in the same period in fiscal 2010. The increase in cash provided by investing activities is due to $1.0 billion in proceeds from the sale of our investment in Fosfertil partially offset by our equity interest in the Miski Mayo Mine of $385 million and an increase in capital expenditures primarily related to our expansion projects in our Potash segment.

Financing Activities

Net cash used in financing activities for the six months ended November 30, 2010, was $63.2 million, compared to $33.2 million for the same period in fiscal 2010. The primary reason for the increase in cash used in financing activities was an increase in payments of short-term debt.

Debt Instruments, Guarantees and Related Covenants

See Note 11 to the Consolidated Financial Statements in our 10-K Report for additional information relating to our financing arrangements.

Financial Assurance Requirements

In addition to various operational and environmental regulations related to our Phosphates segment, we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of surety bonds or letters of credit. Further information regarding financial assurance requirements is included in Management’s Discussion and Analysis of Results of Operations and Financial Condition in our 10-K Report and Note 10 to the Condensed Consolidated Financial Statements.

Off-Balance Sheet Arrangements and Obligations

Information regarding off-balance sheet arrangements and obligations is included in Management’s Discussion and Analysis of Results of Operations and Financial Condition in our 10-K Report.

Contingencies

Information regarding contingencies is hereby incorporated by reference to Note 10 to the Condensed Consolidated Financial Statements.

Environmental, Health and Safety Matters

We are subject to an evolving number of international, federal, state, provincial and local environmental, health and safety (“EHS”) laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) management and/or remediation of potential impacts to air, water quality and soil from our operations; (iii) disposal of waste materials; (iv) reclamation of lands after mining; (v) management and handling of raw materials; (vi) product content; and (vii) use of products by both us and our customers.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report includes detailed information about EHS matters. The following is an update of the portion of that information relating to permitting and water quality regulations for nutrient discharges in Florida.

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval, to substantially change conditions applicable to a permit modification, or by legal actions that successfully challenge our permits.

Expansion of our operations or extension of operations into new areas is also predicated upon securing the necessary environmental or other permits or approvals. We have been engaged in, and over the next several years will be continuing, efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well.

A denial of our permits, the issuance of permits with cost-prohibitive conditions, substantial delays in issuing key permits, legal actions that prevent us from relying on permits or revocation of permits can prevent or delay our mining at the affected properties and thereby materially affect our business, results of operations, liquidity or financial condition:

The Altman Extension of the Four Corners Mine. In fiscal 2009, in connection with our efforts to permit the Altman Extension (the “Altman Extension”) of our Four Corners, Florida, phosphate rock mine, environmental groups for the first time filed a lawsuit in federal court contesting the issuance by the U.S. Army Corps of Engineers (the “Corps”) of a federal wetlands permit. Although this lawsuit remains ongoing, the federal wetlands permit issued by the Corps remains in effect and mining on the Altman Extension has commenced and is continuing. We believe that the permit was issued in accordance will all applicable requirements and that it will ultimately be upheld.

The Hardee County Extension of the South Fort Meade Mine. Delays in receiving the Hardee County Extension Permit impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, certain environmental groups filed a lawsuit against the Corps contesting its issuance of the Hardee County Extension Permit, alleging that the issuance of the permit by the Corps violates certain federal laws relating to the protection of the environment. On July 30, 2010, the court entered the Preliminary Injunction enjoining disturbance of jurisdictional waters of the United States in reliance on the Hardee County Extension Permit until the Corps conducts certain further proceedings or until the case is decided in our favor.

Without the Hardee County Extension Permit, mining at the South Fort Meade mine could not continue without adverse consequences. Draglines that are used to extract phosphate rock had exhausted reserves practically available in Polk County and had been idled awaiting access to the new reserves in Hardee County and/or recommencement of operations at South Fort Meade.

Accordingly, we appealed the Preliminary Injunction and indefinitely closed the South Fort Meade mine.

On October 27, 2010, we entered into the Partial Settlement that allows mining to proceed within Phase I of the Hardee County Extension, for an estimated four month period, and we commenced mining Phase I in early December 2010. We expect that South Fort Meade will mine approximately 900,000 tonnes or approximately 225,000 tonnes per month, of phosphate rock during this period.

The shutdown of the South Fort Meade mine resulted in costs to suspend operations and idle plant costs during the second quarter of fiscal 2010. The lower phosphate rock mining production levels also adversely affected gross margin during the first half of fiscal 2010. Because of our successful execution of mitigation measures, the indefinite closure of the South Fort Meade mine did not significantly impact our sales volumes in the first half of fiscal 2010. Our near-term mitigation activities included drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in a Peruvian phosphate rock mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate mines. We are currently evaluating ways in which we might maintain partial operations at the South Fort Meade mine after we complete the mining of Phase I and until we receive a decision on our appeal of the Preliminary Injunction.

If the Preliminary Injunction remains in effect by the time we complete the mining of Phase I, we could incur additional costs related to a future indefinite closure of the South Fort Meade mine. Moreover, under such circumstances, our ability to successfully develop and implement plans to fully mitigate the effects of the Preliminary Injunction in the longer-term remains uncertain. Our production of concentrated phosphates from the South Fort Meade mine’s phosphate rock production is estimated to be almost 3.2 million tonnes per year. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees, and result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer term, conceivably adversely affect our liquidity and capital resources.

In addition to adverse effects on us, our employees, and the state and local economies, we believe the possibility of an extended loss of production from the South Fort Meade mine has been one of several factors causing supply uncertainty in global fertilizer markets. An extended loss of production from the mine would also ultimately cause a dramatic reduction in annual U.S. phosphate rock production.

We believe that the plaintiffs’ claims in this case are without merit and intend to vigorously defend the Corps issuance of the Hardee County Extension Permit. However, if the plaintiffs were to prevail in this case, obtaining new or modified permits could significantly delay the mining of the Hardee County Extension and could result in more onerous mining conditions.

Central Florida Phosphate District Area-Wide Impact Statement. We recently received official confirmation from the Corps that it plans to conduct an area-wide environmental impact statement for the central Florida phosphate district. Although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our other future permitting efforts.

Local Community Participation. In addition, in Florida, local community participation has become an increasingly important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. These actions can significantly delay permit issuance.

Water Quality Regulations for Nutrient Discharges in Florida. On December 6, 2010, the U.S. Environmental Protection Agency (“EPA”) adopted numeric water quality standards (the “NNC Rule”) for the discharge of nitrogen and/or phosphorus into Florida lakes and streams. The NNC Rule sets criteria for such discharges that would require drastic reductions in the levels of nutrients allowed in Florida lakes and streams, and would require us and others to significantly limit discharges of these nutrients in Florida by March, 2012.

Accordingly, we and others have brought lawsuits in the United States District Court for the Northern District of Florida, Pensacola Division, challenging the NNC Rule on the bases, among others, that the criteria set by EPA do not comport with the requirements of the Federal Water Pollution Control Act or the Administrative Procedure Act, and seeking a declaration that the NNC Rule is arbitrary, capricious, an abuse of discretion and not in accordance with law, vacating the NNC Rule, and remanding it for further rulemaking proceedings consistent with applicable law.

The NNC Rule includes regulatory relief mechanisms, as well as a provision for site-specific alternative criteria which, if approved by the EPA, allow for deviations from the water quality standard that is otherwise applicable under the NNC Rule. We intend to explore the use of site-specific alternative criteria; however, we cannot predict whether we will be able to identify and obtain EPA approval of site-specific alternative criteria or whether any such approved criteria would significantly mitigate the adverse effects on us of the NNC Rule.

Absent success in our lawsuit challenging the NNC Rule or in identifying and obtaining EPA approval of site-specific alternative criteria that would significantly mitigate the NNC Rule’s adverse effects, we expect that compliance with the requirements of the NNC Rule would adversely affect our Florida Phosphate operations, require significant capital expenditures and substantially increase our annual operating expenses.

Additional Information

For additional information about phosphate mine permitting in Florida and the environmental proceedings in which we are involved, see Note 10 of our Condensed Consolidated Financial Statements and Items 1 and 1A of Part II of this report, which information is incorporated herein by reference.

Cautionary Statement Regarding Forward Looking Information

All statements, other than statements of historical fact, appearing in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “project” or “should.”

These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause reported results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•

business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate, including price and demand volatility resulting from periodic imbalances of supply and demand;

•	changes in farmers’ application rates for crop nutrients;

•	changes in the operation of world phosphate or potash markets, including continuing consolidation in the crop nutrient industry, particularly if we do not participate in the consolidation;

•	pressure on prices realized by us for our products;

•	the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate;

•	build-up of inventories in the distribution channels for our products that can adversely affect our sales volumes and selling prices;

•

seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, and may result in excess inventory or product shortages;

•	changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;

•	rapid drops in the prices for our products and the raw materials we use to produce them that can require us to write down our inventories to the lower of cost or market;

•	the effects on our customers of holding high cost inventories of crop nutrients in periods of rapidly declining market prices for crop nutrients;

•

the lag in realizing the benefit of falling market prices for the raw materials we use to produce our products that can occur while we consume raw materials that we purchased or committed to purchase in the past at higher prices;

•	customer expectations about future trends in the selling prices and availability of our products and in farmer economics;

•	disruptions to existing transportation or terminaling facilities;

•	shortages of railcars, barges and ships for carrying our products and raw materials;

•	the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;

•	foreign exchange rates and fluctuations in those rates;

•	tax regulations, currency exchange controls and other restrictions that may affect our ability to optimize the use of our liquidity;

•	other risks associated with our international operations;

•	adverse weather conditions affecting our operations, including the impact of potential hurricanes or excess rainfall;

•

further developments in the lawsuit involving the federal wetlands permit for the Hardee County Extension or another lawsuit relating to permits we need for our operations, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, and any actions the Company may identify and implement in an effort to mitigate the effects of the lawsuit;

•

other difficulties or delays in receiving, increased costs of obtaining or satisfying conditions of, or revocation or withdrawal of, required governmental and regulatory approvals including permitting activities;

•

changes in the governmental regulation that applies to our operations, including the possibility of further federal or state legislation or regulatory action affecting greenhouse gas emissions and the potential costs and effects of implementation of the U.S Environmental Protection Agency’s numeric water quality standards for the discharge of nitrogen and/or phosphorus into Florida lakes and streams;

•	the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;

•	the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

•	any significant reduction in customers’ liquidity or access to credit that they need to purchase our products;

•	rates of return on, and the investment risks associated with, our cash balances;

•	the effectiveness of our risk management strategy;

•	the effectiveness of the processes we put in place to manage our significant strategic priorities, including the expansion of our Potash business;

•

actual costs of various items differing from management’s current estimates, including among others asset retirement, environmental remediation, reclamation or other environmental obligations, or Canadian resource tax and royalties;

•	the costs and effects of legal proceedings and regulatory matters affecting us including environmental and administrative proceedings;

•	the success of our efforts to attract and retain highly qualified and motivated employees;

•	strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;

•

accidents involving our operations, including brine inflows at our Esterhazy, Saskatchewan potash mine as well as potential inflows at our other shaft mines, and potential fires, explosions, seismic events or releases of hazardous or volatile chemicals;

•	terrorism or other malicious intentional acts;

•	other disruptions of operations at any of our key production and distribution facilities, particularly when they are operating at high operating rates;

•	changes in antitrust and competition laws or their enforcement;

•	actions by the holders of controlling equity interests in businesses in which we hold a noncontrolling interest;

•

Cargill’s majority ownership and representation on Mosaic’s Board of Directors and its ability to control Mosaic’s actions, and the possibility that it could either increase or decrease its ownership in Mosaic; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our 10-K Report and Item 1A of Part II of this report.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of fluctuations in the relative value of currencies, fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, and changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity prices and freight prices, but not for speculative purposes. See Note 15 to the Consolidated Financial Statements in our 10-K Report and Note 11 to the Condensed Consolidated Financial Statements in this report.

Foreign Currency Exchange Contracts

As of November 30, 2010 and May 31, 2010, the aggregate fair values of our Canadian, Brazilian, and Indian foreign currency exchange contracts were $8.0 million and ($1.7) million, respectively. The table below provides information about our significant foreign exchange derivatives.

	As of November 30, 2010			As of May 31, 2010
	Expected Maturity Date		Fair Value	Expected Maturity Date	Fair Value
(in millions US$)	FY 2011	FY 2012		FY 2011
Foreign Currency Exchange Forwards
Canadian Dollar
Notional—short USD	$382.2	$127.8	$7.6	$237.1	$(1.7)
Weighted Average Rate—Canadian dollar to U.S. dollar	1.0465	1.0407		1.0376
Foreign Currency Exchange Collars
Canadian Dollar
Notional USD	$50.2	$20.4	$(0.6)
Weighted Average Participation Rate—Canadian dollar to U.S. dollar	1.0492	1.0430
Weighted Average Protection Rate—Canadian dollar to U.S. dollar	0.9956	0.9800
Foreign Currency Exchange Non-Deliverable Forwards
Brazilian Real
Notional—long USD	$145.0		$(0.1)
Weighted Average Rate—Brazilian real to U.S. dollar	1.7219
Notional—short USD	$19.5		$—
Weighted Average Rate—Brazilian real to U.S. dollar	1.7150
Indian Rupee
Notional—long USD	$179.5		$1.2
Weighted Average Rate—Indian rupee to U.S. dollar	46.0768
Foreign Currency Exchange Futures
Brazilian Real
Notional—long USD	$62.0		$(0.3)
Weighted Average Rate—Brazilian real to U.S. dollar	1.7250
Notional—short USD	$34.0		$0.2
Weighted Average Rate—Brazilian real to U.S. dollar	1.7267

Total Fair Value			$8.0		$(1.7)

Further information regarding foreign currency exchange rates and derivatives is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report and Note 11 to the Condensed Consolidated Financial Statements in this report.

Commodities

As of November 30, 2010 and May 31, 2010, the fair value of our natural gas commodities contracts were ($10.2) million and ($12.3) million, respectively.

The table below provides information about our natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of November 30, 2010				As of May 31, 2010
	Expected Maturity Date			Fair Value	Expected Maturity Date			Fair Value
(in millions)	FY 2011	FY 2012	FY 2013		FY 2011	FY 2012	FY 2013
Natural Gas Swaps
Notional (million MMBtu)—long	4.8	5.2	1.7	$(10.2)	8.4	3.5	0.8	$(1.9)
Weighted Average Rate (US$/MMBtu)	$4.47	$4.91	$5.03		$4.50	$5.13	$5.18
Natural Gas 3-Way Collars
Notional (million MMBtu)					4.0			$(10.4)
Weighted Average Call Purchased Rate (US$/MMBtu)					$7.39
Weighted Average Call Sold Rate (US$/MMBtu)					$9.86
Weighted Average Put Sold Rate (US$/MMBtu)					$6.52

Total Fair Value				$(10.2)				$(12.3)

Further information regarding commodities and derivatives is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report and Note 11 to the Condensed Consolidated Financial Statements in this report.

ITEM 4.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosures. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report on Form 10-Q. Our principal executive officer and our principal financial officer have concluded, based on such evaluations, that our disclosure controls and procedures were effective for the purpose for which they were designed as of the end of such period.

(b)	Changes in Internal Control Over Financial Reporting

Our management, with the participation of our principal executive officer and our principal financial officer, have evaluated any change in our internal control over financial reporting that occurred during the three months ended November 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our management, with the participation of our principal executive officer and principal financial officer, did not identify any such change during the three months ended November 30, 2010.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We have included information about legal and environmental proceedings in Note 10 to our Condensed Consolidated Financial Statements. This information is incorporated herein by reference.

We are also subject to the following legal and environmental proceedings in addition to those described in Note 10 of our Condensed Consolidated Financial Statements:

•

New Wales Multifos Kiln Testing Issues. We previously reported to the U.S Environmental Protection Agency (“EPA”) and the Florida Department of Environmental Protection (“FDEP”) certain irregularities in our testing related to compliance with the nitrous oxide emission limits in the air permit for a kiln used for production of Multifos animal feed at our New Wales, Florida, phosphate concentrates plant (“New Wales”) and to the FDEP a programming error within a digital processing unit at one of the sulfuric acid plants at New Wales that resulted in an emissions exceedance of sulfur dioxide. During the second quarter of fiscal 2011, we paid a penalty of less than $100,000 to settle these and other matters with the FDEP.

•

Water Quality Regulations for Nutrient Discharges in Florida. On December 7, 2010, we filed a lawsuit in the U.S. District Court for the Northern District of Florida, Pensacola Division, against the EPA challenging a rule adopted by the EPA that sets numeric water quality standards (the “NNC Rule”) for the discharge of nitrogen and/or phosphorus into Florida lakes and streams. The NNC Rule sets criteria for such discharges that would require drastic reductions in the levels of nutrients allowed in Florida lakes and streams, and would require us and others to significantly limit discharges of these nutrients in Florida by March, 2012. Our lawsuit asserts, among other matters, that the criteria set by EPA do not comport with the requirements of the Federal Water Pollution Control Act or the Administrative Procedure Act, and seeks a declaration that the NNC Rule is arbitrary, capricious, an abuse of discretion and not in accordance with law, and vacating the NNC Rule and remanding it for further rulemaking proceedings consistent with the Federal Water Pollution Control Act and its implementing regulations.

The NNC Rule includes regulatory relief mechanisms, as well as a provision for site-specific alternative criteria which, if approved by the EPA, allow for deviations from the water quality standard that is otherwise applicable under the NNC Rule. We intend to explore the use of site-specific alternative criteria; however, we cannot predict whether we will be able to identify and obtain EPA approval of site-specific alternative criteria or whether any such approved criteria would significantly mitigate the adverse effects on us of the NNC Rule. Absent success in our lawsuit challenging the NNC Rule or in identifying and obtaining EPA approval of site-specific alternative criteria that would significantly mitigate the NNC Rule’s adverse effects, we expect that compliance with the requirements of the NNC Rule would adversely affect our Florida Phosphate operations, require significant capital expenditures and substantially increase our annual operating expenses.

The following table shows, for each of our U.S. mines that is subject to the Federal Mine Safety and Health Act of 1977 (“MSHA”), the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Section references are to sections of MSHA.

Florida Phosphate Rock Mines
Three Months Ended November 30, 2010 (whole dollars)	Potash Mine Carlsbad, New Mexico	Four Corners	Hookers Prairie	Hopewell	South Fort Meade	Wingate
Citations for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under Section 104	—	—	10	2	—	—
Orders issued under Section 104(b)	—	—	—	—	—	—
Citations and orders under Section 104(d)	—	—	—	—	—	—
Violations under Section 110(b)(2)	—	—	—	—	—	—
Orders under Section 107(a)	—	—	—	—	—	—
Proposed assessments under MSHA	—	$117	$14,192	—	—	—
Mining-related fatalities	—	—	—	—	—	—
Notice under Section 104(e)	—	—	—	—	—	—
Notice of the potential for a pattern of violations under Section 104(e)	—	—	—	—	—	—
Pending legal actions before the Federal Mine Safety and Health Review Commission	—	—	—	—	—	—

ITEM 1A.	RISK FACTORS

Important risk factors that apply to us are outlined in Item 1A in our Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (the “10-K Report”). As a result of developments in certain litigation brought by several environmental groups contesting a federal wetlands permit for the extension of our South Fort Meade, Florida, phosphate rock mine in central Florida from Polk County into Hardee County, we believe that the risk factor in Item 1A of the 10-K Report that describes risks related to our dependence on having required permits and approvals from governmental authorities should be revised to read as follows:

Our operations are dependent on having the required permits and approvals from governmental authorities. Denial or delay by a government agency in issuing any of our permits and approvals or imposition of restrictive conditions on us with respect to these permits and approvals may impair our business and operations.

We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a government agency to revoke or substantially modify an existing permit or approval could have a material adverse effect on our ability to continue operations at the affected facility.

Expansion of our operations also is predicated upon securing the necessary environmental or other permits or approvals. Over the next several years, we and our subsidiaries will be continuing our efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties.

A denial of, or delay in issuing, these permits, the issuance of permits with cost-prohibitive conditions, legal actions that prevent us from relying on permits or revocation of permits, could prevent us from mining at these properties and thereby have a material adverse effect on our business, financial condition or results of operations.

For example:

•

In Florida, local community participation has become an important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. In fiscal 2009, in connection with our efforts to permit an extension of our Four Corners, Florida, phosphate rock mine, environmental groups for the first time filed a lawsuit in federal court against the U.S. Army Corps of Engineers with respect to its issuance of a federal wetlands permit. The federal wetlands permit issued by the Corps remains in effect and mining of the extension of our Four Corners mine has commenced and is continuing, although this lawsuit remains pending before the United States District Court for the Middle District of Florida, Jacksonville Division.

•

Delays in receiving a federal wetlands permit impacted the scheduled progression of mining activities for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County. As a result, we began to idle a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the extension property in reliance on the federal wetlands permit.

On June 30, 2010, certain environmental groups filed another lawsuit in the United States District Court for the Middle District of Florida, Jacksonville Division, contesting the issuance of the federal wetlands permit for the extension of our South Fort Meade mine into Hardee County, alleging that the issuance of the permit violates several federal laws relating to the protection of the environment. On July 30, 2010, the court entered a preliminary injunction preventing mining activities in jurisdictional waters of the U.S. in reliance on the permit until the Corps has completed an additional analysis of available alternatives under the Clean Water Act in accordance with the court’s order and a permit is reissued by the Corps, or the case is decided on its merits in our favor.

We had shut down the South Fort Meade mine because we could not extend the mine into Hardee County in reliance on the federal wetlands permit. On October 27, 2010, we reached a partial settlement with the plaintiffs that allowed us to proceed with mining on approximately 200 acres out of the 10,583 acre extension of the mine into Hardee County, for an estimated four month period. We expect that South Fort Meade will mine approximately 1 million [tons], or approximately 250,000 [tons] per month, of phosphate rock during this period. Following court approval of the partial settlement, we commenced mining within the 200-acre area in early December 2010.

The shutdown resulted in costs to suspend operations and idle plant costs. Lower phosphate rock mining production levels also adversely affected gross margin.

Oral argument on our appeal of the preliminary injunction has been set for the week of April 4, 2011. If the preliminary injunction remains in effect by the time we complete the mining of the approximately 200 acres covered by the partial settlement, we could incur additional costs related to a future indefinite closure of the South Fort Meade mine. There can be no assurance that we will be able to maintain partial operations at the South Forth Meade mine after we complete the mining of Phase I and until we receive a decision on our appeal of the preliminary injunction or otherwise successfully develop and implement plans to fully mitigate the effects of the preliminary injunction in the longer-term. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees or result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer-term, conceivably adversely affect our liquidity and capital resources.

•

We recently received official confirmation from the Corps that it plans to conduct an area-wide environmental impact statement for the central Florida phosphate district. We cannot predict the scope or timeline for this process, or what its outcome will be; however, although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our future permitting efforts.

We have included additional discussion about permitting for our phosphate mines in Florida, including the lawsuit contesting the issuance of the federal wetlands permit for the extension of our South Fort Meade mine into Hardee County and its potential effects on us, under “Environmental, Health and Safety Matters—Permitting” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 10 of our Condensed Consolidated Financial Statements.

In addition, as a result of adoption by the U.S. Environmental Protection Agency (“EPA”) of a new rule imposing numeric criteria for the discharge of nitrogen and/or phosphorous into Florida lakes and streams, we believe that the risk factor in Item 1A of the 10-K Report that describes the possibility that permitting, financial assurance and other environmental, health and safety laws and regulations could become more stringent over time should be revised to read as follows:

The permitting, financial assurance and other environmental, health and safety laws and regulations to which we are subject may become more stringent over time. This could increase the effects on us of these laws and regulations, and the increased effects could be material.

Continued government and public emphasis on environmental, health and safety issues in the U.S., Canada, China, Brazil and other countries where we operate can be expected to result in requirements that apply to us and our operations that are more stringent than those that are described above and elsewhere in this report. These more stringent requirements may include among other matters increased levels of future investments and expenditures for environmental controls at ongoing operations which will be charged against income from future operations, increased levels of the financial assurance requirements to which we are subject, increased efforts or costs to obtain permits or denial of permits, and other matters that could increase our expenses, capital requirements or liabilities or adversely affect our business, liquidity or financial condition. In addition, to the extent restrictions imposed in countries where our competitors operate, such as China, India, Former Soviet Union countries or Morocco, are less stringent than in the countries where we operate, our competitors could gain cost or other competitive advantages over us. These effects could be material.

Among other matters, on December 6, 2010, the EPA adopted numeric water quality standards for the discharge of nitrogen and/or phosphorus into Florida lakes and streams. The rule sets criteria for such discharges that would require drastic reductions in the levels of nutrients allowed in Florida lakes and streams, and would require us and others to significantly limit discharges of these nutrients in Florida by March, 2012. We and others have brought lawsuits challenging the rule. We are also exploring regulatory relief mechanisms provided under the rule. If our lawsuit and our efforts to identify and obtain approval of effective regulatory relief mechanisms are unsuccessful, we expect that compliance with the requirements of the rule would adversely affect our Florida Phosphate operations, require significant capital expenditures and substantially increase our annual operating expenses.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Pursuant to our employee stock plans relating to the grant of employee stock options, stock appreciation rights and restricted stock awards, we have granted and may in the future grant employee stock options to purchase shares of our common stock for which the purchase price may be paid by means of delivery to us by the optionee of shares of our common stock that are already owned by the optionee (at a value equal to market value on the date of the option exercise). During the periods covered by this report, no options to purchase shares of our common stock were exercised for which the purchase price was so paid.

ITEM 6.	EXHIBITS

Reference is made to the Exhibit Index on page E-1 hereof.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MOSAIC COMPANY

by:	/S/ ANTHONY T. BRAUSEN
Anthony T. Brausen
Vice President – Finance and Chief
Accounting Officer (on behalf of the registrant and as
principal accounting officer)

January 6, 2011

ANNEX F: QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED FEBRUARY 28, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended February 28, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32327

The Mosaic Company

(Exact name of registrant as specified in its charter)

Delaware	20-0891589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3033 Campus Drive

Suite E490

Plymouth, Minnesota 55441

(800) 918-8270

(Address and zip code of principal executive offices and registrant’s telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer  ☒    Accelerated filer    ☐    Non-accelerated filer  ☐    Smaller reporting company  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock as of the latest practicable date: 446,515,263 common shares as of March 25, 2011.

F-i

F-ii

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(In millions, except per share amounts)

(Unaudited)

	Three months ended February 28,		Nine months ended February 28,
	2011	2010	2011	2010
Net sales	$2,214.3	$1,731.9	$7,077.4	$4,898.8
Cost of goods sold	1,360.7	1,255.4	4,950.8	3,893.1

Gross margin	853.6	476.5	2,126.6	1,005.7
Selling, general and administrative expenses	83.6	82.3	261.0	246.6
Other operating expenses (income)	(0.8)	5.3	26.3	35.9

Operating earnings	770.8	388.9	1,839.3	723.2
Interest expense, net	0.2	10.0	12.8	36.8
Foreign currency transaction loss	(31.7)	(22.3)	(60.6)	(31.8)
Gain on sale of equity investment	—	—	685.6	—
Other income (expense)	(16.1)	0.7	(17.0)	6.7

Earnings from consolidated companies before income taxes	722.8	357.3	2,434.5	661.3
Provision for income taxes	175.9	125.3	566.8	208.5

Earnings from consolidated companies	546.9	232.0	1,867.7	452.8
Equity in net earnings (loss) of nonconsolidated companies	(4.3)	(8.5)	0.6	(17.8)

Net earnings including non-controlling interests	542.6	223.5	1,868.3	435.0
Less: Net earnings attributable to non-controlling interests	0.5	0.9	2.9	4.0

Net earnings attributable to Mosaic	$542.1	$222.6	$1,865.4	$431.0

Basic net earnings per share attributable to Mosaic	$1.21	$0.50	$4.18	$0.97

Diluted net earnings per share attributable to Mosaic	$1.21	$0.50	$4.17	$0.97

Basic weighted average number of shares outstanding	446.3	445.2	445.8	444.9
Diluted weighted average number of shares outstanding	447.7	446.8	447.3	446.5

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions, except per share amounts)

(Unaudited)

	February 28, 2011	May 31, 2010
Assets
Current assets:
Cash and cash equivalents	$3,352.1	$2,523.0
Receivables, net	777.9	599.6
Receivables due from Cargill, Incorporated and affiliates	20.5	15.2
Inventories	1,133.6	1,002.3
Deferred income taxes	111.3	115.7
Assets and investments held for sale	—	399.6
Other current assets	298.2	319.4

Total current assets	5,693.6	4,974.8
Property, plant and equipment, net of accumulated depreciation of $2,877.1 million and $2,542.9 million, respectively	6,330.3	5,465.6
Investments in nonconsolidated companies	438.9	54.7
Goodwill	1,828.8	1,763.2
Deferred income taxes	235.7	305.9
Other assets	171.8	143.5

Total assets	$14,699.1	$12,707.7

Liabilities and Equity
Current liabilities:
Short-term debt	$74.2	$83.1
Current maturities of long-term debt	50.3	15.2
Accounts payable	645.4	552.5
Accounts payable and prepayments due to Cargill, Incorporated and affiliates	24.7	14.2
Accrued liabilities	660.6	605.4
Accrued income taxes	32.0	0.1
Deferred income taxes	47.3	33.4

Total current liabilities	1,534.5	1,303.9
Long-term debt, less current maturities	762.2	1,245.6
Deferred income taxes	514.1	501.7
Other noncurrent liabilities	878.7	908.1
Equity:
Common stock, $0.01 par value, 700.0 shares authorized:
Common stock, 446.5 and 445.4 shares issued and outstanding as of February 28, 2011 and May 31, 2010, respectively	4.5	4.5
Capital in excess of par value	2,572.5	2,523.0
Retained earnings	7,703.7	5,905.3
Accumulated other comprehensive income	702.7	289.4

Total Mosaic stockholders’ equity	10,983.4	8,722.2
Non-controlling interests	26.2	26.2

Total equity	11,009.6	8,748.4

Total liabilities and equity	$14,699.1	$12,707.7

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Nine months ended February 28,
	2011	2010
Cash Flows from Operating Activities:
Net earnings including non-controlling interests	$1,868.3	$435.0
Adjustments to reconcile net earnings including non-controlling interests to net cash provided by operating activities:
Depreciation, depletion and amortization	324.5	332.6
Deferred income taxes	58.3	36.0
Equity in loss of nonconsolidated companies, net of dividends	2.6	17.8
Accretion expense for asset retirement obligations	24.0	23.2
Share-based compensation expense	18.7	20.5
Unrealized gain on derivatives	(23.6)	(87.2)
Gain on sale of equity investment	(685.6)	—
Excess tax benefit related to stock option exercises	(12.1)	(3.2)
Other	14.6	2.5
Changes in assets and liabilities:
Receivables, net	(183.9)	(17.3)
Inventories, net	(129.5)	172.0
Other current and noncurrent assets	39.5	186.6
Accounts payable	94.3	85.5
Accrued liabilities and income taxes	97.9	(368.1)
Other noncurrent liabilities	(54.2)	(12.0)

Net cash provided by operating activities	1,453.8	823.9
Cash Flows from Investing Activities:
Capital expenditures	(897.3)	(635.6)
Proceeds from sale of equity investment	1,030.0	—
Proceeds from sale of business	50.0	12.9
Restricted cash	(13.7)	22.8
Investments in nonconsolidated companies	(385.3)	—
Other	3.1	4.5

Net cash used in investing activities	(213.2)	(595.4)
Cash Flows from Financing Activities:
Payments of short-term debt	(293.5)	(255.1)
Proceeds from issuance of short-term debt	284.6	259.2
Payments of long-term debt	(467.1)	(38.6)
Proceeds from issuance of long-term debt	17.6	0.6
Payment of tender premium on debt	(16.1)	(5.7)
Proceeds from stock options exercised	18.7	10.8
Excess tax benefit related to stock option exercises	12.1	3.2
Cash dividends paid	(67.0)	(645.7)
Other	(4.9)	(0.9)

Net cash used in financing activities	(515.6)	(672.2)
Effect of exchange rate changes on cash	104.1	32.3

Net change in cash and cash equivalents	829.1	(411.4)
Cash and cash equivalents—beginning of period	2,523.0	2,703.2

Cash and cash equivalents—end of period	$3,352.1	$2,291.8

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest (net of amount capitalized of $41.7 million in 2011 and $27.6 million in 2010)	$56.1	$66.6
Income taxes (net of refunds)	434.5	492.6

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(In millions, except per share amounts)

(Unaudited)

	Shares	Mosaic Shareholders
		Dollars
	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interests	Total Equity
Balance as of May 31, 2009	444.5	$4.4	$2,483.8	$5,746.2	$258.6	$22.2	$8,515.2
Net earnings including non-controlling interest	—	—	—	827.1	—	4.4	831.5
Foreign currency translation adjustment, net of tax of $41.3	—	—	—	—	97.1	1.1	98.2
Net actuarial loss and prior service cost, net of tax benefit of $34.0 million	—	—	—	—	(66.3)	—	(66.3)

Comprehensive income						5.5	863.4
Stock option exercises	0.9	0.1	12.4	—	—	—	12.5
Amortization of stock based compensation	—	—	23.5	—	—	—	23.5
Dividends ($1.50 per share)	—	—	—	(668.0)	—	—	(668.0)
Dividends for non-controlling interests	—	—	—	—	—	(1.5)	(1.5)
Tax benefits related to share based compensation	—	—	3.3	—	—	—	3.3

Balance as of May 31, 2010	445.4	4.5	2,523.0	5,905.3	289.4	26.2	8,748.4
Net earnings including non-controlling interest	—	—	—	1,865.4	—	2.9	1,868.3
Foreign currency translation net of tax of $19.1 million	—	—	—	—	387.4	1.8	389.2
Net actuarial gain and prior service cost, net of tax expense of $13.2 million	—	—	—	—	25.9	—	25.9

Comprehensive income						4.7	2,283.4
Stock option exercises	1.1	—	18.7	—	—	—	18.7
Amortization of share based compensation	—	—	18.7	—	—	—	18.7
Dividends ($0.15 per share)	—	—	—	(67.0)	—	—	(67.0)
Dividends for non-controlling interests	—	—	—	—	—	(4.7)	(4.7)
Tax benefits related to share based compensation	—	—	12.1	—	—	—	12.1

Balance as of February 28, 2011	446.5	$4.5	$2,572.5	$7,703.7	$702.7	$26.2	$11,009.6

See Notes to Condensed Consolidated Financial Statements

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in millions, except per share amounts and as otherwise designated)

(Unaudited)

1. Organization and Nature of Business

The Mosaic Company (“Mosaic”, and, with its consolidated subsidiaries, individually or in any combination, “we”, “us”, “our”, or the “Company”) was created to serve as the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. (“IMC” or “Mosaic Global Holdings”) and the Cargill Crop Nutrition fertilizer businesses (“CCN”) of Cargill, Incorporated and its subsidiaries (collectively, “Cargill”) on October 22, 2004.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized into the following business segments:

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. In fiscal 2011, the Phosphates segment acquired a 35% economic interest in a joint venture that owns a phosphate rock mine (the “Miski Mayo Mine”) in Peru. Our Phosphates segment’s results also include our North American and international distribution activities as well as the results of Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers that exports concentrated phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products was approximately 86% for the nine months ended February 28, 2011.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash outside the U.S. and Canada.

Intersegment sales are eliminated within Corporate, Eliminations and Other. See Note 15 to our Condensed Consolidated Financial Statements for segment results.

2. Cargill Transaction

On January 18, 2011, we, Cargill and certain Cargill stockholders (the “MAC Trusts”) entered into agreements pursuant to which, among other things, Cargill would exchange its approximately 64% equity interest in us with Cargill stockholders (the “Exchanging Cargill Stockholders”) and certain debt holders of Cargill (the “Exchanging Cargill Debt Holders”) for outstanding shares of Cargill common stock and Cargill debt, followed by a series of public offerings intended to result in the orderly distribution of the equity interests acquired by the Exchanging Cargill Stockholders and the Exchanging Cargill Debt Holders (the “Cargill Transaction”). Pursuant to a ruling from the U.S. Internal Revenue Service (the “IRS”), these exchanges, as well as the merger described below (the “Merger”) are expected to be tax-free to Cargill, Mosaic and their respective stockholders. The Cargill Transaction is expected to benefit us by improving our long-term strategic and financial flexibility, as well as greatly increasing the liquidity of our common stock. The Cargill Transaction will result in no change to our total outstanding shares, the economic rights of our shares or earnings per share, nor is it expected to have a material impact on our underlying financial performance or current business operations. In addition, these transactions will not result in any changes to our accounting policies applied to our Condensed Consolidated Financial Statements.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal contemplated transactions include the following:

•

A Merger that would have the effect of recapitalizing Mosaic’s existing Common Stock into three classes: Common Stock, Class A Common Stock and Class B Common Stock. All three of these classes would be issued by one of our existing subsidiaries, GNS II (U.S.) Corp (“GNS”). The Common Stock would be substantially identical to our existing Common Stock, and all three classes would have the same economic rights as our existing Common Stock. Holders of the Common Stock and the Class A Common Stock would have one vote per share on all matters on which they are entitled to vote, whereas holders of the Class B Common Stock would have ten votes per share solely for the election of directors and one vote per share on all other matters on which they are entitled to vote. The Class A Common Stock and the Class B Common Stock would be subject to transfer restrictions and have conversion rights and class voting rights and would not be publicly traded. The Common Stock would continue to trade under the ticker symbol MOS.

•	Mosaic would be renamed “MOS Holdings Inc.” and would become a wholly-owned subsidiary of GNS. GNS would then be renamed “The Mosaic Company”.

•	A portion of our Common Stock currently held by Cargill would be converted, on a one-for-one basis, into the right to receive Class A Common Stock and Class B Common Stock.

•	Each other outstanding share of our Common Stock (including a portion of the shares of our Common Stock currently held by Cargill) would be converted into the right to receive a share of Common Stock.

•

Immediately after the Merger, Cargill would conduct a split-off (the “Split-off”) in which it would exchange all of our shares that it receives in the Merger (other than certain shares of Common Stock that would be retained by Cargill (the “Cargill Retained Shares”)) for shares of Cargill stock held by the Exchanging Cargill Stockholders, including the MAC Trusts. Cargill plans to exchange an estimated 179 million of our shares with Exchanging Cargill Stockholders. After the Split-off, we estimate that the Exchanging Cargill Stockholders would hold approximately 40% of our total outstanding shares that would represent at least 81% of the total voting power with respect to the election of our directors.

•

Cargill also expects to exchange all of its estimated 107 million Cargill Retained Shares with the Exchanging Cargill Debt Holders for Cargill debt in one or more transactions (the “Debt Exchanges”), the first of which is expected to occur promptly following completion of the Split-off.

•

We have agreed to conduct a series of registered secondary offerings (“Formation Offerings”) within 15 months after the Split-off to provide for the sale of the Cargill Retained Shares by the Exchanging Cargill Debt Holders and 49.5 million shares of our stock received by the MAC Trusts in the Split-off. We expect that at least half of these shares will be sold in the initial Formation Offering, which will occur immediately following the completion of the Split-off and the initial Debt Exchange.

•

All other shares of our stock received by the Exchanging Cargill Stockholders and not sold in the Formation Offerings (an estimated 129 million shares in the aggregate) would generally be subject to transfer restrictions and would be released in three equal annual installments beginning on the two and half year anniversary of the Split-off. We would, at the request of the MAC Trusts or at our own election, register our shares for sale in a secondary offering that could occur each year after the second anniversary of the Split-off, with the first such offering occurring not earlier than twelve months after the last of the Formation Offerings and certain other primary or secondary offerings.

•

Following 180 days after the four-and-a-half year anniversary of the Split-off, the MAC Trusts would have two rights to request that we file a registration statement under the Securities Act of 1933, pursuant to which the MAC Trusts could sell any remaining shares received in the Split-off.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Our agreements with Cargill and the Exchanging Cargill Stockholders also contain additional provisions relating to private and market sales under specified conditions.

We have agreed that, among other things, and subject to certain exceptions:

•

Prior to the Merger, we will not make certain changes to our line of business, issue or buy back our own capital stock or other voting securities, make certain acquisitions or dispositions of businesses, assets or other properties, declare special dividends, or incur liabilities or obligations outside the ordinary course.

•

For a period ending two years after the Merger, we will not engage in certain prohibited acts (“Prohibited Acts”), unless we receive an opinion, satisfactory to Cargill, that such action will not result in the Merger, Split-off or Debt Exchanges being treated as taxable transactions. Our ability to obtain such an opinion would potentially give us the flexibility to take such actions based on the then-present facts and circumstances. Receipt of any such opinion does not relieve us of our potential indemnification obligations, described below, for engaging in a Prohibited Act.

•

We will indemnify Cargill for certain taxes and tax-related losses imposed on Cargill if we engage in a Prohibited Act or in the event we are in breach of representations or warranties made in support of the tax-free nature of the Merger, Split-off and Debt Exchanges, if our Prohibited Act or breach causes the Merger, Split-off and/or Debt Exchanges to fail to qualify as tax-free transactions.

Generally speaking, Prohibited Acts include:

•

Entering into any agreements, understandings, arrangements or substantial negotiations pursuant to which any person would acquire, increase or have the right to acquire or increase such person’s ownership interest in us, provided that equity issuances, redemptions from the MAC Trusts and approvals of transfers within an agreed-upon “basket” of up to approximately 42 million shares (subject to reductions in the event of redemptions) are not Prohibited Acts.

•	Approving or recommending a third-party tender offer or exchange offer for our stock or causing or permitting any merger, reorganization, combination or consolidation of Mosaic or GNS.

•	Causing our “separate affiliated group” (as defined in the Internal Revenue Code) to fail to be engaged in the fertilizer business.

•

Reclassifying, exchanging or converting any shares of our stock into another class or series, or changing the voting rights of any shares of our stock (other than a conversion of Class B Common Stock to either Class A Common stock or Common Stock with stockholder approval in accordance with the applicable provisions of the agreements relating to the Cargill Transaction).

•

Facilitating the acquisition of Mosaic’s stock by any person or coordinating group (as defined in IRS regulations) (other than Cargill and its subsidiaries), if such acquisition would result in any person or coordinating group beneficially owning 10% or more of our outstanding Common Stock.

•

Facilitating participation in management or operation of the Company (including by becoming a director) by a person or coordinating group (as defined in IRS regulations) (other than Cargill and its subsidiaries) who beneficially owns 5% or more of our outstanding Common Stock

Cargill has agreed, among other things, and subject to certain exceptions:

•	To vote all of its shares of our Common Stock in favor of the Cargill Transaction.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

Until the earlier of the closing or termination of the Cargill Transaction, not to transfer its shares of our Common Stock, participate in an acquisition of our securities or our subsidiaries or a business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to us or our subsidiaries, solicit proxies with respect to the voting of our Common Stock, participate in a group (other than with Cargill’s affiliates) with respect to our Common Stock, or submit to our stockholders any written consent or call a special meeting of our stockholders, or solicit alternative proposals.

•

In the event of termination of the Cargill Transaction under certain conditions (including termination because Cargill’s board determines in its sole discretion that the Cargill Transaction is not in Cargill’s best interest and that then-present market conditions are not consistent with achieving Cargill’s business objective), Cargill would pay us a termination fee of $200 million, which we would distribute to our stockholders (other than Cargill).

•

Reimburse us for up to $15 million in the aggregate of fees and expenses we incur in connection with the Cargill Transaction; such reimbursement will be recorded as a capital contribution in stockholders’ equity.

The closing of the transaction is subject to certain conditions, including: (i) approval by the majority of our minority shareholders; (ii) the receipt of certain regulatory approvals; (iii) no withdrawal or adverse change to the IRS ruling; and (iv) other customary conditions.

In addition, the MAC Trusts and any other Cargill stockholder that is participating in the Split-off, who, to Cargill’s knowledge at the time of closing is reasonably expected to, or be part of a group of stockholders who will, beneficially own 5% or more of the voting power of GNS for the election of directors following the Split-off (a “Significant Stockholder”), would be subject to a governance agreement (the “Governance Agreement”). Under the Governance Agreement, each Significant Stockholder is to be subject to certain transfer and standstill restrictions. In addition, until the earlier of the third anniversary of the closing and the date on which such stockholder beneficially owns less than 10% of the total voting power for the election of directors, each such stockholder would agree, among other things, to vote its shares of our stock (other than for the election of directors or a proposal to convert our Class B Common Stock into Class A Common Stock and/or Common Stock) in accordance with our board’s recommendations, so long as holders of a majority of the voting securities owned by all holders other than the Significant Stockholders who have submitted proxies to us in respect of such meeting have agreed to vote their securities in accordance with our board’s recommendation.

Closing is expected in the second calendar quarter of 2011; however, there can be no assurance as to when the transaction will close and it is possible that it may not occur at all.

3. Summary of Significant Accounting Policies

Statement Presentation and Basis of Consolidation

The accompanying unaudited Condensed Consolidated Financial Statements of Mosaic have been prepared on the accrual basis of accounting and in accordance with the requirements of the Securities and Exchange Commission (“SEC”) for interim financial reporting. As permitted under these rules, certain footnotes and other financial information that are normally required by accounting principles generally accepted in the United States (“U.S. GAAP”) can be condensed or omitted. The Condensed Consolidated Financial Statements included in this document reflect, in the opinion of our management, all adjustments (consisting of only normal recurring adjustments, except as noted elsewhere in the Notes to the Condensed Consolidated Financial Statements) necessary for fair presentation of our financial position as of February 28, 2011, and our results of operations and cash flows for the nine months ended February 28, 2011 and 2010. The following notes should be read in

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conjunction with the accounting policies and other disclosures in the Notes to the Consolidated Financial Statements incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (the “10-K Report”). Sales, expenses, cash flows, assets and liabilities can and do vary during the year as a result of seasonality and other factors. Therefore, interim results are not necessarily indicative of the results to be expected for the full fiscal year.

The accompanying Condensed Consolidated Financial Statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities (“VIEs”) for which we are the primary beneficiary. Certain investments in companies where we do not have control but have the ability to exercise significant influence are accounted for by the equity method.

Accounting Estimates

Preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. The more significant estimates made by management relate to the recoverability of non-current assets, the useful lives of long-lived assets, derivative financial instruments, environmental and reclamation liabilities, the costs of our employee benefit obligations for pension plans and postretirement benefits, income tax-related accounts, including the valuation allowance against deferred income tax assets, Canadian resource tax and royalties, inventory valuation and accruals for pending legal matters. Actual results could differ from these estimates.

4. Recently Issued Accounting Guidance

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard (codified in December 2009 as Accounting Standards Update (“ASU”) No. 2009-17) that revises the guidance for consolidating variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess consolidation of a variable-interest entity. Additionally, in February 2010, the FASB issued ASU No. 2010-10, “Amendments for Certain Investment Funds,” which clarified that related parties should be considered when evaluating service contracts for determining whether a decision maker or a service provider fee represents a variable interest. These standards became effective for Mosaic on June 1, 2010, adoption of which did not have a material impact on our Condensed Consolidated Financial Statements. Disclosures required by these standards are included in Note 10 to our Condensed Consolidated Financial Statements.

Pronouncements Issued But Not Yet Adopted

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” that requires entities to disclose separately significant transfers of assets and liabilities measured at fair value between Levels 1 and 2 of the fair value hierarchy, transfers into and out of Level 3, and the reasons for those transfers. This ASU also amends the reconciliation of the beginning and ending balances of Level 3 measurements to present information about purchases, sales, issuances and settlements on a gross basis. This standard became effective for Mosaic for the fiscal year ending May 31, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for us beginning in the first quarter of fiscal year 2012. As this standard impacts disclosure

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requirements only, the adoption of this additional guidance is not expected to have a material impact on our Condensed Consolidated Financial Statements.

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. These amendments require companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. This standard will be effective for us beginning in the first quarter of fiscal year 2012. Early adoption is permitted. We are currently evaluating the requirements of the standard, but would not expect it to have a material impact on our Condensed Consolidated Financial Statements.

5. Classes of Common and Preferred Stock

Classes of common and preferred stock consist of the following:

	February 28, 2011	May 31, 2010
Preferred stock, $0.01 par value, 15.0 million shares authorized, none issued and outstanding as of February 28, 2011 and May 31, 2010	$—	$—
Common stock, $0.01 par value, 700.0 million shares authorized:
Class B common stock, none issued and outstanding as of February 28, 2011 and May 31, 2010	$—	$—
Common stock, 446.5 million and 445.4 million shares issued and outstanding as of February 28, 2011 and May 31, 2010, respectively	$4.5	$4.5

6. Earnings Per Share

The numerator for basic and diluted earnings per share (“EPS”) is net earnings attributable to Mosaic. The denominator for basic EPS is the weighted average number of shares outstanding during the period. The denominator for diluted EPS also includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The following is a reconciliation of the denominator for the basic and diluted EPS computations:

	Three months ended February 28,		Nine months ended February 28,
	2011	2010	2011	2010
Net earnings attributed to Mosaic	$542.1	$222.6	$1,865.4	$431.0

Basic weighted average common shares outstanding	446.3	445.2	445.8	444.9
Common stock issuable upon vesting of restricted stock awards	0.4	0.3	0.4	0.3
Common stock equivalents	1.0	1.3	1.1	1.3

Diluted weighted average common shares outstanding	447.7	446.8	447.3	446.5

Net earnings per share attributable to Mosaic—basic	$1.21	$0.50	$4.18	$0.97
Net earnings per share attributable to Mosaic—diluted	$1.21	$0.50	$4.17	$0.97

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A total of 0.2 million and 0.4 million shares of common stock subject to issuance upon exercise of stock options and restricted stock awards for the three and nine months ended February 28, 2011 and 0.4 million shares for the three and nine months ended February 28, 2010, respectively, have been excluded from the calculation of diluted EPS as the effect would have been anti-dilutive.

7. Income Taxes

We record unrecognized tax benefits in accordance with the applicable accounting standards. During the three months and nine months ended February 28, 2011 unrecognized tax benefits increased by $15.4 million and $24.0 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax provision. We had accrued interest and penalties totaling $51.0 million and $40.5 million as of February 28, 2011 and May 31, 2010, respectively, that were included in other noncurrent liabilities in the Condensed Consolidated Balance Sheets.

We operate in multiple tax jurisdictions, both within and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

During the third quarter of fiscal year 2011, the U.S. Internal Revenue Service concluded its audit for fiscal years 2007 and 2008. This audit did not result in significant changes in our unrecognized tax benefits. We are currently under audit by the U.S. Internal Revenue Service for the fiscal years 2009 and 2010, and the Canadian Revenue Agency for the fiscal years 2001 to 2008. Based on the information available as of February 28, 2011, we anticipate that the amount of uncertain tax positions will change in the next twelve months; however, the change cannot reasonably be estimated.

8. Inventories

Inventories consist of the following:

	February 28, 2011	May 31, 2010
Raw materials	$49.8	$49.2
Work in process	264.4	295.5
Finished goods	751.4	573.4
Operating materials and supplies	68.0	84.2

	$1,133.6	$1,002.3

9. Goodwill

The changes in the carrying amount of goodwill, by reporting unit, for the nine months ended February 28, 2011 are as follows:

	Phosphates	Potash	Total
Balance as of May 31, 2010	$537.2	$1,226.0	$1,763.2
Foreign currency translation	—	68.1	68.1
Write off related to sale of business	(2.5)	—	(2.5)

Balance as of February 28, 2011	$534.7	$1,294.1	$1,828.8

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We review goodwill for impairment annually or at any time events or circumstances indicate that the carrying value may not be fully recoverable. Under our accounting policy, an annual review is performed in the second quarter of each year, or more frequently if indicators of potential impairment exist. We performed our annual review of goodwill in the second quarter and no impairment was identified.

10. Variable Interest Entities

Mosaic is the primary beneficiary of and consolidates two variable interest entities (“VIE’s”) within our Phosphates segment: PhosChem and South Fort Meade Partnership, L.P. (“SFMP”). We determine whether we are the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the purpose and design of the VIE, the risks that the VIE were designed to create and pass along to other entities, the activities of the VIE that could be directed and which entity could direct them, and the expected relative impact of those activities on the economic performance of the VIE. We assess our VIE determination with respect to an entity on an ongoing basis. We have not identified any additional VIEs in which we hold a significant interest.

PhosChem is an export association of United States phosphate producers that markets our phosphate products internationally. We, along with the other member, are, subject to certain conditions and exceptions, contractually obligated to reimburse PhosChem for our respective pro rata share of any operating expenses or other liabilities. PhosChem had net sales of $454.5 million and $1.6 billion for the three and nine months ended February 28, 2011, respectively, and net sales of $274.9 million and $1.2 billion for the three and nine months ended February 28, 2010, respectively which are included in our consolidated net sales. PhosChem currently funds its operations through ongoing sales.

We determined that, because we are PhosChem’s exclusive export agent for the marketing, solicitation of orders and freighting of dry phosphatic materials, we have the power to direct the activities that most significantly impact PhosChem’s economic performance. Because Mosaic accounts for the majority of sales volume marketed through PhosChem, we have the obligation to absorb losses or right to receive benefits that could be significant to PhosChem.

SFMP owns the mineable acres at our South Fort Meade phosphate mine. We have a long-term mineral lease with SFMP which, in general, expires on the earlier of: (i) December 31, 2025, or (ii) the date that we have completed mining and reclamation obligations associated with the leased property. In addition to lease payments, we pay SFMP a royalty on each tonne mined and shipped from the areas that we lease. SFMP had no external sales for the three and nine months ended February 28, 2011 and 2010. SFMP previously funded its operations in part through a fixed rate Senior Secured Note which was repaid on December 15, 2010. As of May 31, 2010, the note had a balance of $6.7 million and was included in current maturities of long-term debt in our Condensed Consolidated Balance Sheets.

We determined that, because we control the day-to-day mining decisions and are responsible for obtaining mining permits, we have the power to direct the activities that most significantly impact SFMP’s economic performance. Because of our guaranteed rental and royalty payments to the partnership, we have the obligation to absorb losses or right to receive benefits that could potentially be significant to SFMP.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No additional financial or other support has been provided to these VIE’s beyond what was previously contractually required during any periods presented. The carrying amounts and classification of assets and liabilities included in our Condensed Consolidated Balance Sheets for these consolidated entities are as follows:

	February 28, 2011	May 31, 2010
Current assets	$188.9	$161.7
Non current assets	51.0	52.0

Total assets	$239.9	$213.7

Current liabilities	$10.8	$35.0
Non current liabilities	—	—

Total liabilities	$10.8	$35.0

11. Contingencies

We have described below judicial and administrative proceedings to which we are subject.

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with appropriate governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $26.8 million and $26.2 million as of February 28, 2011 and May 31, 2010, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

Hutchinson, Kansas Sinkhole. In January 2005, a sinkhole developed at a former IMC salt solution mining and steam extraction facility in Hutchinson, Kansas. Under Kansas Department of Health and Environment (“KDHE”) oversight, we completed measures to fill and stabilize the sinkhole and provided KDHE information regarding our continuous monitoring of the sinkhole as well as steps taken to ensure its long term stability. At KDHE’s request, we then investigated the potential for subsidence or collapse at approximately 30 former salt solution mining wells at the property, some of which are in the vicinity of nearby residential properties, railroads and roadways. Subsequently, we entered into an agreement with KDHE and the City of Hutchinson with respect to measures to address risks presented by the former wells. The primary measures include our purchase of a number of homes in the Careyville development that is adjacent to the Hutchinson, Kansas facility in order to create a buffer between the former wells and residential property, our installation of an early detection

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monitoring system, well stability investigation along the railroad tracks, the City of Hutchinson’s closure of a road, and backfilling of several wells which have a greater risk, over time, of creating new sinkholes. We have purchased all but one of the homes required to create the buffer. We do not expect that the costs related to these matters will have a material impact on our business or financial condition in excess of amounts accrued. If further subsidence were to occur at the existing sinkhole, additional sinkholes were to develop, KDHE were to request additional measures to address risks presented by the former wells or further investigation at the site reveals additional subsidence or sinkhole risk, it is possible that we could be subject to additional claims from governmental agencies or other third parties that could exceed established accruals, and it is possible that the amount of any such claims could be material.

In a related matter, on January 6, 2010, eleven residents of the Careyville development filed a lawsuit against one of our subsidiaries, Vigindustries Inc., in the District Court of Reno County, Kansas, alleging that the former salt solution wells give rise to actionable claims by the plaintiffs based on strict liability, negligence, nuisance, inverse condemnation and trespass. We subsequently removed the lawsuit to the United States District Court for the District of Kansas. The lawsuit alleges diminution in property values as a result of the operation and subsequent maintenance of the solution mines and the actions taken to address risks allegedly presented by the former salt solution mining wells at the Hutchinson, Kansas facility. The lawsuit was filed on behalf of the named plaintiffs and a putative class of property owners within the Careyville development. The lawsuit seeks damages in unspecified amounts for personal and property injuries, costs and attorneys’ fees, and unspecified equitable relief. In June 2010 and August 2010, the court granted our motions to dismiss all strict liability claims and to limit the negligence and nuisance claims to acts occurring after January 2000, respectively. Another resident of the Careyville development has also brought a separate lawsuit against us claiming an immaterial amount of damages. We believe that the allegations in these cases are without merit and intend to defend vigorously against them. We do not believe these lawsuits will have a material effect on our results of operations, liquidity or capital resources.

EPA RCRA Initiative. In 2003, the U.S. Environmental Protection Agency (“EPA”) Office of Enforcement and Compliance Assurance announced that it would be targeting facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” As part of its initiative, EPA has inspected all or nearly all facilities in the U.S. phosphoric acid production sector to ensure compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA’s inspections, our Riverview, Bartow and Green Bay, Florida facilities and our Uncle Sam and Faustina, Louisiana facilities have entered into consent orders to perform analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment. We are finalizing similar orders for our New Wales and South Pierce, Florida facilities.

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We have received Notices of Violation (“NOVs”) from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006) and Bartow (September 2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and has referred the NOVs to the U.S. Department of Justice (“DOJ”) for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to most of the allegations in the NOVs, including but not limited to previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We have met several times with the DOJ and EPA to discuss potential resolutions to this matter. In addition to seeking various changes to our operations, the DOJ and EPA have expressed a desire to obtain financial assurances for the closure of phosphogypsum management systems which may be significantly more stringent than current requirements in Florida or Louisiana. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If it cannot, we intend to vigorously defend these matters in any enforcement actions that may be pursued. As part of a comprehensive settlement, or should we fail in our defense in any enforcement actions, we could incur substantial capital and operating expenses to modify our facilities and operating practices relating to the handling of process water, and we could also be required to pay significant civil penalties.

We have established accruals to address the estimated cost of implementing the related consent orders at our Florida and Louisiana facilities and the minimum estimated amount that will be incurred in connection with the NOVs discussed above. We cannot at this stage of the discussions predict whether the costs incurred as a result of the EPA’s RCRA initiative, the consent orders, or the NOVs will have a material effect on our business or financial condition.

EPA EPCRA Initiative. In July 2008, the DOJ sent a letter to major U.S. phosphoric acid manufacturers, including us, stating that the EPA’s ongoing investigation indicates apparent violations of Section 313 of the Emergency Planning and Community Right-to-Know Act (“EPCRA”) at their phosphoric acid manufacturing facilities. Section 313 of EPCRA requires annual reports to be submitted with respect to the use or presence of certain toxic chemicals. DOJ and EPA also stated that they believe that a number of these facilities have violated Section 304 of EPCRA and Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) by failing to provide required notifications relating to the release of hydrogen fluoride from the facilities. The letter did not identify any specific violations by us or assert a demand for penalties against us. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Florida Sulfuric Acid Plants. On April 8, 2010, the EPA Region 4 submitted an administrative subpoena to us under Section 114 of the Federal Clean Air Act (the “CAA”) regarding compliance of our Florida sulfuric acid plants with the “New Source Review” requirements of the CAA. The request received by Mosaic appears to be part of a broader EPA national enforcement initiative focusing on sulfuric acid plants. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party’s conduct on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, certain of our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. Our remedial liability from these sites, alone or in the aggregate, currently is not expected to have a

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material effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. Potential indemnification is not considered in our established accruals.

Phosphate Mine Permitting in Florida

Denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial delays in issuing the permits, legal actions that prevent us from relying on permits or revocation of permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels or increase our costs in the future.

The Altman Extension of the Four Corners Mine. Following extensive administrative proceedings before, and litigation against, the Manatee County Board of County Commissioners (the “Manatee County Board”), in December 2008 we entered into a settlement agreement (the “Settlement Agreement”) with Manatee County pursuant to which, in January and February 2009, the Manatee County Board granted all approvals necessary from Manatee County to begin mining the Altman Extension (the “Altman Extension”) of our Four Corners phosphate rock mine in central Florida.

On February 17, 2009, Sierra Club, Inc. (the “Sierra Club”), Joseph Rehill, John Korvick, Mary Sheppard and Manasota-88, Inc. (“Manasota-88”) brought a lawsuit in the Manatee County Circuit Court alleging procedural defects by the Manatee County Board in its approval of the Settlement Agreement and the Manatee County Board’s subsequent approvals that permit us to begin mining the Altman Extension. The lawsuit was against Manatee County and Mosaic Fertilizer, LLC (“Mosaic Fertilizer”) and sought a writ of certiorari invalidating the Manatee County Board approvals. In November 2009, the court denied the writ of certiorari. The plaintiffs appealed that decision and, in December 2010, the Second District Court of Appeals affirmed denial of the writ of certiorari. The time period for plaintiffs to appeal the denial to the Florida Supreme Court expired on January 3, 2011 and this matter is now concluded.

The Army Corps of Engineers (the “Corps”) issued a federal wetlands permit under the Clean Water Act (the “CWA”) for the Altman Extension in May 2008. The Sierra Club, Manasota-88, Gulf Restoration Network, Inc., People for Protecting Peace River, Inc. (“People for Protecting Peace River”) and the Environmental Confederation of Southwest Florida, Inc. sued the Corps in the United States District Court for the Middle District of Florida, Jacksonville Division (the “Jacksonville District Court”), seeking to vacate our permit to mine the Altman Extension. Mining on the Altman Extension has commenced and is continuing. In September 2010, the Jacksonville District Court deferred action on the parties’ respective motions for summary judgment, pending the result of our appeal to the Eleventh Circuit Court of Appeals (the “Eleventh Circuit”) of the Jacksonville District Court’s preliminary injunction in the litigation described below under “The Hardee County Extension of the South Fort Meade Mine,” stating the Jacksonville District Court’s view that the issues in the two cases are related. We believe that the permit was issued in accordance with all applicable requirements and that it will ultimately be upheld.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Hardee County Extension of the South Fort Meade Mine. The mining reserves of our South Fort Meade phosphate rock mine in central Florida straddle the county line between Polk and Hardee Counties. Mining in the Polk County portion of the South Fort Meade mine, which began in 1995, is now substantially completed, with only low-yield reserves left to be mined. In 2003, we began the permitting process to extend mining into Hardee County (the “Hardee County Extension”) and, by March 2009 had obtained all of the significant permits necessary for mining in the Hardee County Extension from several governmental agencies, other than a federal wetlands permit from the Corps under the CWA (the “Hardee County Extension Permit”). Ongoing delays in receiving the Hardee County Extension Permit impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to idle a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the Hardee County Extension Permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, the Sierra Club, People for Protecting Peace River and Manasota-88 filed a lawsuit against the Corps in the Jacksonville District Court, contesting the Corps’ issuance of the Hardee County Extension Permit, alleging that the issuance of the permit violated the substantive and procedural requirements of the CWA, the National Environmental Policy Act (“NEPA”) and the Endangered Species Act (the “ESA”), and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law, in violation of the Administrative Procedure Act (the “APA”). Plaintiffs allege in their complaint that the permit improperly authorized the destruction of certain wetlands and streams that are associated with the headwaters of certain creeks and rivers that drain into the Charlotte Harbor, Florida, estuary and that mining for phosphate has an adverse impact on the local environment. Specific violations of NEPA and CWA asserted by plaintiffs include the Corps’ alleged (i) failure to find that an Environmental Impact Statement (“EIS”) was required; (ii) failure to conduct an adequate analysis under the CWA of alternatives; (iii) refusal to hold a public hearing; and (iv) failure to fully consider the cumulative effects of our South Fort Meade mine. Relief sought in the complaint included: (i) a declaration that the Corps violated its statutory and regulatory duties under the CWA, NEPA, ESA and APA; (ii) a temporary restraining order (“TRO”); (iii) preliminary and permanent injunctions requiring the Corps to rescind the permit; and (iv) enjoining the Corps from reissuing the permit until the Corps has complied with its statutory and regulatory duties under the CWA, NEPA, ESA and APA.

On July 1, 2010, the Jacksonville District Court issued a TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the Hardee County Extension Permit. The TRO remained in effect through July 30, 2010.

On July 30, 2010, the Jacksonville District Court entered a preliminary injunction (the “Preliminary Injunction”) enjoining disturbance of jurisdictional waters of the United States in reliance on the Hardee County Extension Permit. The Jacksonville District Court found that plaintiffs failed to establish a likelihood of success on the merits of their NEPA claim but that plaintiffs had demonstrated a substantial likelihood of success on the merits of their claim that the Corps failed to adequately conduct their CWA alternatives analysis. The Jacksonville District Court also ordered a remand of the Hardee County Extension Permit to the Corps to adequately conduct an alternatives analysis, and further stated a public hearing should be conducted in conjunction with the remand. The order provides that the Preliminary Injunction is effective until the requisite alternatives analysis is accomplished and a permit is reissued by the Corps, or, alternatively, the case is decided in our favor.

Without the Hardee County Extension Permit, mining at the South Fort Meade mine could not continue without adverse consequences. Three draglines that extract phosphate rock had already exhausted available reserves in Polk County before the Jacksonville District Court issued the TRO and had been idled awaiting access to the new reserves in Hardee County. A remaining dragline was engaged in minimal phosphate rock extraction from low-yield reserves. Output from the single remaining dragline could not economically support

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the operating costs of the mine. Accordingly, we indefinitely closed the South Fort Meade mine, including laying off approximately 60 employees and temporarily placing other employees in positions outside of our South Fort Meade mine.

On August 2, 2010, we appealed the Jacksonville District Court’s order to the Eleventh Circuit. In our appeal, we argued, among other matters, that the Jacksonville District Court erred in granting the Preliminary Injunction by: (i) failing to review the Corps’ actions with the level of deference required under the APA and substituting the Jacksonville District Court’s judgment for that of the Corps; (ii) ruling that the Corps’ CWA alternatives analysis was insufficient; (iii) finding that the plaintiffs had shown a substantial likelihood of success on the merits of their CWA claims; (iv) ordering a remand of the Hardee County Extension Permit to the Corps while the Preliminary Injunction is pending; and (v) weighing competing injuries and the public interest by issuing a de facto permit for us to mine in the Hardee County Extension outside of wetlands, effectively instituting an alternative that was rejected by the Corps.

On August 19, 2010, the Jacksonville District Court announced that its evaluation of the underlying merits of the case will not go forward during the pendency of our appeal to the Eleventh Circuit.

On August 20, 2010, we requested the Eleventh Circuit for an expedited appeal, which the Eleventh Circuit granted on September 9, 2010.

On October 27, 2010, we reached a partial settlement (the “Partial Settlement”) with the plaintiffs. The Partial Settlement allows mining to proceed on approximately 200 acres (“Phase I”) out of the 10,583 acre Hardee County Extension. In connection with the Partial Settlement, we agreed not to mine approximately 40 acres of the Hardee County Extension, including 14.3 acres of wetlands which will be preserved through a conservation easement. The Jacksonville District Court approved the Partial Settlement on November 3, 2010, and we commenced mining Phase I in December 2010. Based on current plans, we expect to complete the mining of almost 1.4 million tonnes of phosphate rock from Phase I in June 2011 or an average in excess of 225,000 tonnes per month. We are continuing to evaluate alternatives for mining at the South Fort Meade mine beyond this time period, and intend to pursue continued mining in order to obtain a continued supply of phosphate rock from the mine in a manner consistent with applicable law and the Preliminary Injunction. This may include mining of upland areas only.

On February 8, 2011, the Eleventh Circuit set oral arguments in the appeal for April 4, 2011.

The shutdown of the South Fort Meade mine resulted in costs to suspend operations and idle plant costs, and lower phosphate rock mining production levels also adversely affected gross margin. Because of our successful execution of mitigation measures, the indefinite closure of the South Fort Meade mine did not significantly impact our sales volumes. In addition to mining Phase I, our near-term mitigation activities have included drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in a Peruvian phosphate rock mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate mines.

If the Preliminary Injunction remains in effect by the time we complete the mining of Phase I and we do not implement satisfactory alternatives for continued mining, we could incur additional costs related to a future indefinite closure of the South Fort Meade mine. Moreover, under such circumstances, our ability to successfully develop and implement plans to fully mitigate the effects of the Preliminary Injunction in the longer-term remains uncertain. Our historical production of concentrated phosphates from the South Fort Meade mine’s phosphate rock production is estimated to be almost 3.2 million tonnes per year. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

concentrates plants and our sales volumes, lead to further layoffs of employees, and result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer term, conceivably adversely affect our liquidity and capital resources.

We believe that the plaintiffs’ claims in this case are without merit and intend to vigorously defend the Corps issuance of the Hardee County Extension Permit. However, if the plaintiffs were to prevail in this case, obtaining new or modified permits could significantly delay the mining of the Hardee County Extension and could result in more onerous mining conditions.

Central Florida Phosphate District Area-Wide Environmental Impact Statement. On August 24, 2010, we received official confirmation from the Corps that it plans to conduct an area-wide EIS (“AEIS”) for the central Florida phosphate district. The Corps has established a planned 18-month time frame for completion of the AEIS. We cannot predict the scope or actual timeline for this process, or what its outcome will be; however, although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our future permitting efforts.

Potash Antitrust Litigation

On September 11, 2008, separate complaints (together, the “September 11, 2008 Cases”) were filed in the United States District Courts for the District of Minnesota (the “Minn-Chem Case”) and the Northern District of Illinois (the “Gage’s Fertilizer Case”), on October 2, 2008 another complaint (the “October 2, 2008 Case”) was filed in the United States District Court for the Northern District of Illinois, and on November 10, 2008 and November 12, 2008, two additional complaints (together, the “November 2008 Cases” and collectively with the September 11, 2008 Cases and the October 2, 2008 Case, the “Direct Purchaser Cases”) were filed in the United States District Court for the Northern District of Illinois by Minn-Chem, Inc., Gage’s Fertilizer & Grain, Inc., Kraft Chemical Company, Westside Forestry Services, Inc. d/b/a Signature Lawn Care, and Shannon D. Flinn, respectively, against The Mosaic Company, Mosaic Crop Nutrition, LLC and a number of unrelated defendants that allegedly sold and distributed potash throughout the United States. On November 13, 2008, the plaintiffs in the cases in the United States District Court for the Northern District of Illinois filed a consolidated class action complaint against the defendants, and on December 2, 2008 the Minn-Chem Case was consolidated with the Gage’s Fertilizer Case. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Direct Purchaser Cases. The amended consolidated complaint added Thomasville Feed and Seed, Inc., as a named plaintiff, and was filed on behalf of the named plaintiffs and a purported class of all persons who purchased potash in the United States directly from the defendants during the period July 1, 2003 through the date of the amended consolidated complaint (“Class Period”). The amended consolidated complaint generally alleges, among other matters, that the defendants: conspired to fix, raise, maintain and stabilize the price at which potash was sold in the United States; exchanged information about prices, capacity, sales volume and demand; allocated market shares, customers and volumes to be sold; coordinated on output, including the limitation of production; and fraudulently concealed their anticompetitive conduct. The plaintiffs in the Direct Purchaser Cases generally seek injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants’ alleged combination or conspiracy to unreasonably restrain trade and commerce in violation of Section 1 of the Sherman Act. The plaintiffs also seek costs of suit, reasonable attorneys’ fees and pre-judgment and post-judgment interest.

On September 15, 2008, separate complaints were filed in the United States District Court for the Northern District of Illinois by Gordon Tillman (the “Tillman Case”); Feyh Farm Co. and William H. Coaker Jr. (the “Feyh Farm Case”); and Kevin Gillespie (the “Gillespie Case;” the Tillman Case and the Feyh Farm Case

THE MOSAIC COMPANY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

together with the Gillespie case being collectively referred to as the “Indirect Purchaser Cases;” and the Direct Purchaser Cases together with the Indirect Purchaser Cases being collectively referred to as the “Potash Antitrust Cases”). The defendants in the Indirect Purchaser Cases are generally the same as those in the Direct Purchaser Cases. On November 13, 2008, the initial plaintiffs in the Indirect Purchaser Cases and David Baier, an additional named plaintiff, filed a consolidated class action complaint. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Indirect Purchaser Cases. The factual allegations in the amended consolidated complaint are substantially identical to those summarized above with respect to the Direct Purchaser Cases. The amended consolidated complaint in the Indirect Purchaser Cases was filed on behalf of the named plaintiffs and a purported class of all persons who indirectly purchased potash products for end use during the Class Period in the United States, any of 20 specified states and the District of Columbia defined in the consolidated complaint as “Indirect Purchaser States,” any of 22 specified states and the District of Columbia defined in the consolidated complaint as “Consumer Fraud States”, and/or 48 states and the District of Columbia and Puerto Rico defined in the consolidated complaint as “Unjust Enrichment States.” The plaintiffs generally sought injunctive relief and to recover unspecified amounts of damages, including treble damages for violations of the antitrust laws of the Indirect Purchaser States where allowed by law, arising from defendants’ alleged continuing agreement, understanding, contract, combination and conspiracy in restraint of trade and commerce in violation of Section 1 of the Sherman Act, Section 16 of the Clayton Act, the antitrust, or unfair competition laws of the Indirect Purchaser States and the consumer protection and unfair competition laws of the Consumer Fraud States, as well as restitution or disgorgement of profits, for unjust enrichment under the common law of the Unjust Enrichment States, and any penalties, punitive or exemplary damages and/or full consideration where permitted by applicable state law. The plaintiffs also seek costs of suit and reasonable attorneys’ fees where allowed by law and pre-judgment and post-judgment interest.

On June 15, 2009, we and the other defendants filed motions to dismiss the complaints in the Potash Antitrust Cases. On November 3, 2009, the court granted our motions to dismiss the complaints in the Indirect Purchaser Cases except (a) for plaintiffs residing in Michigan and Kansas, claims for alleged violations of the antitrust or unfair competition laws of Michigan and Kansas, respectively, and (b) for plaintiffs residing in Iowa, claims for alleged unjust enrichment under Iowa common law. The court denied our and the other defendants’ other motions to dismiss the Potash Antitrust Cases, including the defendants’ motions to dismiss the claims under Section 1 of the Sherman Act for failure to plead evidentiary facts which, if true, would state a claim for relief under that section. The court, however, stated that it recognized that the facts of the Potash Antitrust Cases present a difficult question under the pleading standards enunciated by the U.S. Supreme Court for claims under Section 1 of the Sherman Act, and that it would consider, if requested by the defendants, certifying the issue for interlocutory appeal. On January 13, 2010, at the request of the defendants, the court issued an order certifying for interlocutory appeal the issues of (i) whether an international antitrust complaint states a plausible cause of action where it alleges parallel market behavior and opportunities to conspire; and (ii) whether a defendant that sold product in the United States with a price that was allegedly artificially inflated through anti-competitive activity involving foreign markets, engaged in ‘conduct involving import trade or import commerce’ under applicable law. On March 17, 2010, the United States Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) agreed to hear the defendants’ interlocutory appeal. The parties have filed their appellate briefs with the Seventh Circuit, and the court heard oral arguments from the parties on June 3, 2010. We are currently awaiting the Seventh Circuit’s ruling.

We believe that the allegations in the Potash Antitrust Cases are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MicroEssentials® Patent Lawsuit

On January 9, 2009, John Sanders and Specialty Fertilizer Products, LLC filed a complaint against Mosaic, Mosaic Fertilizer, Cargill, Incorporated and Cargill Fertilizer, Inc. in the United States District Court for the Western District of Missouri. The complaint alleges that our production of MicroEssentials® SZ, one of several types of the MicroEssentials® value-added ammoniated phosphate crop nutrient products that we produce, infringes on a patent held by the plaintiffs since 2001. Plaintiffs have since asserted that other MicroEssentials® products also infringe the patent. Plaintiffs seek to enjoin the alleged infringement and to recover an unspecified amount of damages and attorneys’ fees for past infringement. We filed an answer to the complaint responding that MicroEssentials® does not infringe the plaintiffs’ patent and that the plaintiffs’ patent is invalid. Following a hearing on March 17, 2010, at which the court construed plaintiffs’ patent in such a manner that our MicroEssentials® products would not infringe the patent, the plaintiffs agreed to dismiss their claims with prejudice, subject to a right to appeal the dismissal. Plaintiffs have subsequently appealed the dismissal to the United States Court of Appeals for the Federal Circuit; oral arguments were heard by that court on February 9, 2011, and we are awaiting the court’s ruling.

We believe that the plaintiffs’ allegations are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

Esterhazy Potash Mine Tolling Contract Disputes

Under a contract (the “PCS Tolling Contract”) with Potash Corporation of Saskatchewan Inc. (“PCS”), our wholly-owned subsidiary, Mosaic Potash Esterhazy Limited Partnership (“Mosaic Esterhazy”), mines and refines PCS’ potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs. The contract provides that PCS may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of PCS, but only to the extent PCS has not received all of its available reserves under the contract. Based on our then-current calculations, in May 2009, we informed PCS that we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the contract after April 2009 and, therefore, our obligation to supply potash to PCS would expire by the end of August 2010, and that we would cease delivery of product following that date. Our calculations assumed PCS would continue to take 1.1 million tonnes annually under the contract (which is the volume PCS elected to take for calendar 2009) and that our then-current mining plans and conditions would remain unchanged. In the first quarter of fiscal 2011, we updated our calculation of the expected expiration date of the contract to reflect PCS’ refusal, described more fully below, to take delivery in calendar 2009 of almost 0.9 million tonnes of potash that it ordered under the contract as a result of an alleged force majeure event (the “Force Majeure Tonnes”), as well as PCS’ election to take 0.9 million tonnes of potash under the contract in calendar 2010 and other relevant factors. Based on our updated calculations, we believe that at May 31, 2010 there were approximately 1.1 million remaining tonnes due under the PCS Tolling Contract. These 1.1 million remaining tonnes include the Force Majeure Tonnes. As noted below, the parties’ rights and obligations with respect to the Force Majeure Tonnes remain in dispute.

On or about May 27, 2009, PCS filed a lawsuit against Mosaic Esterhazy in the Queen’s Bench Judicial Centre of Saskatoon, Saskatchewan, following our notice to PCS described in the preceding paragraph. In general terms, the lawsuit contests our basis and timing for termination of the PCS Tolling Contract; asserts that PCS’ rights to potash under the contract will not expire until at least 2012, and potentially later at current delivery rates; alleges that our notice is a threatened repudiation of the contract and would convert PCS’ reserves to our use; and asserts that the value of the potash at issue exceeds $1 billion. The lawsuit also alleges that we breached our contractual obligation to engage in good mining practices, resulting in saturated brine inflows in portions of our Esterhazy mine, which allegedly reduced the extraction ratio of potash from the mine. The

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lawsuit further claims that, if our Esterhazy mine were to flood, we could convert the mine to a solution mine and that, under such circumstances, we would be able to extract a greater portion of the reserves and that PCS would accordingly be entitled to additional potash under the PCS Tolling Contract. The lawsuit requests orders from the court declaring the amount of potash that PCS has a right to receive under the PCS Tolling Contract; that we deliver that amount of potash to PCS on a timely basis in accordance with the PCS Tolling Contract; restraining us from ceasing delivery of potash to PCS until a final order is issued by the court; and awarding damages to PCS for any conversion of PCS’ reserves and our alleged threatened repudiation of the contract, as well as costs, pre- and post-judgment interest and such further relief as the court may allow.

In June 2009, we filed a statement of defense against PCS’ claims as well as a counterclaim against PCS. In our statement of defense, we generally denied the alleged bases for PCS’ claims and asserted, among other defenses, that PCS’ lawsuit did not state a cause of action; that any claim for alleged poor mining practices was based on acts or omissions prior to 1986 and was time-barred; that provisions of the PCS Tolling Contract limit our liability to PCS to loss, damage or injury to the PCS reserves resulting from bad faith, willful misconduct or gross negligence; and that provisions of the PCS Tolling Contract limit our liability for performance or non-performance under the contract to approximately $10.0 million. We also noted that saturated brine inflows are a known risk in Saskatchewan potash mines and that each potash shaft mine in Saskatchewan and New Brunswick, including all five PCS potash shaft mines, has a history of inflows. Finally, our statement of defense requested a declaration by the court that based on our then-current mine plans and assuming a delivery rate of approximately 1.1 million tonnes of product per year, PCS’ entitlement to potash would terminate by the end of August 2010.

In addition, as noted above, PCS refused to take delivery of the Force Majeure Tonnes, following its April 2009 notice to us that it was no longer prepared to accept further shipments of product under the PCS Tolling Contract because of the global financial and credit crisis, stating that PCS no longer had the ability to physically receive, ship or store additional potash, and asserting that its inability to receive delivery of additional product was a force majeure event. We counterclaimed against PCS alleging that it breached the PCS Tolling Contract by failing to take delivery of potash that it ordered under the contract based on the alleged force majeure event. Our counterclaim seeks damages in an unspecified amount, pre-judgment interest, costs and such further relief as the court deems just.

In January 2010, PCS amended its statement of claim to, among other things, allege that Mosaic failed to make proper or adequate disclosure to PCS regarding Mosaic’s mining practices, the purpose and effect of which is to conceal from PCS the existence of claims PCS may have had in respect of Mosaic’s alleged failure to discharge properly its obligations under the PCS Tolling Contract.

In addition, in February 2010, PCS notified us that it was lifting its prior notice of force majeure but noted that it only intended to take a pro rata share of its nominated volume for calendar 2010. In March 2010, the court denied our motion to bar and strike, as not a proper subject for declaratory relief and as time-barred, PCS’ claim for alleged losses arising from saturated brine inflows in portions of our Esterhazy mine dating back to 1985 and 1986, on the basis that these determinations should be made by the trial judge based upon the evidentiary record established at trial. The court has reserved dates for the trial beginning September 6, 2011.

We believe that PCS’ allegations are without merit and intend to defend vigorously against them. While we cannot predict the outcome of this litigation at this stage of the proceedings, irrespective of its outcome, we believe that expiration of the contract will have a material positive effect on the volume of potash that we can produce for resale at then-current market prices, may result in an increase in our share of the sales of Canpotex (which are generally based on the operational capacities of the members) and could have a material positive effect on our results of operations, liquidity and capital resources.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stockholder Actions Relating to the Cargill Transaction

Mosaic, GNS, GNS Merger Sub LLC (“Merger Sub”), the members of the Mosaic board of directors and Cargill are named as defendants in purported class action lawsuits (the “Stockholder Actions”) brought in the Delaware Court of Chancery by several Mosaic stockholders: the City of Lakeland Employees Pension Plan, the Louisiana Municipal Police Employees Retirement System, the Teamsters Local 500 Severance Fund and the Minneapolis Firefighters’ Relief Association on February 28, March 8, 2011, March 8, 2011 and March 15, 2011, respectively. On March 9, 2011, the City of Lakeland Employees Pension Plan was dismissed, and the Operating Engineers Construction Industry and Miscellaneous Pension Fund was added, as a plaintiff. The Stockholder Actions challenge the proposed Cargill Transaction. Collectively, the Stockholder Actions generally allege that the Mosaic directors breached their fiduciary duties to Mosaic and its stockholders by authorizing the Cargill Transaction, that the Mosaic directors improperly delegated their authority to Cargill in violation of the Delaware General Corporation Law and in breach of their fiduciary duties, that the preliminary proxy statement filed with the SEC by Mosaic in connection with the Cargill Transaction omits material information and is materially misleading, particularly concerning financial advice provided by financial advisers to the special committee formed by Mosaic’s board of directors to consider the transaction and the ramifications of the Cargill Transaction to Mosaic’s minority stockholders. The Stockholder Actions seek, among other things: to enjoin the defendants from consummating the Cargill Transaction on the agreed-upon terms; to require the individual defendants to make full and complete disclosure; to rescind the Cargill Transaction; to invalidate provisions of the tax agreement that is part of the Cargill Transaction; rescissory and compensatory damages in unspecified amounts; and recovery of the costs of the lawsuit. We believe the Stockholder Actions are without merit and plan to defend against them vigorously. At this stage of the proceedings, we cannot predict the outcome of this litigation but do not expect that it will have a material effect on our results of operations, liquidity or capital resources.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition, results of operations, and cash flows.

12. Accounting for Derivative Instruments and Hedging Activities

We are exposed to the impact of fluctuations in the relative value of currencies, the impact of fluctuations in the purchase prices of natural gas and ammonia consumed in operations, changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity and freight prices, but not for speculative purposes.

As of February 28, 2011, the following is the total absolute notional volume associated with our outstanding derivative instruments:

(in millions of Units) Derivative Instrument	Derivative Category	Unit of Measure	February 28, 2011
Foreign currency derivatives	Foreign currency	US Dollars	885.7
Natural gas derivatives	Commodity	MMbtu	12.1
Ocean freight contracts	Freight	Tonnes	2.8

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our foreign currency exchange contracts, commodities contracts, and freight contracts do not qualify for hedge accounting under U.S. GAAP; therefore, unrealized gains and losses are recorded in the Condensed Consolidated Statements of Earnings. Unrealized gains and losses on foreign currency exchange contracts related to inventory purchases, commodities contracts and certain forward freight agreements are recorded in cost of goods sold in the Condensed Consolidated Statements of Earnings. Unrealized gain or (loss) on foreign currency exchange contracts used to hedge changes in our financial position is included in the foreign currency transaction gain (loss) line in the Condensed Consolidated Statements of Earnings. Below is a table that shows the unrealized gains and (losses) on derivative instruments related to foreign currency exchange contracts, commodities contracts, and freight:

	Location	Three months ended February 28,		Nine months ended February 28,
Derivative Instrument		2011	2010	2011	2010
Foreign currency derivatives	Cost of goods sold	$7.5	$1.2	$11.9	$(6.4)
Foreign currency derivatives	Foreign currency transaction gain (loss)	7.1	(4.6)	11.3	23.8
Commodity derivatives	Cost of goods sold	(1.0)	23.0	1.6	73.4
Freight derivatives	Cost of goods sold	3.4	0.3	(1.2)	(3.6)

The gross fair market value of all derivative instruments and their location in our Condensed Consolidated Balance Sheets are shown by those in an asset or liability position and are further categorized by foreign currency, commodity, and freight derivatives.

	Asset Derivatives(a)		Liability Derivatives(a)
Derivative Instrument	Location	February 28, 2011	Location	February 28, 2011
Foreign currency derivatives	Other current assets	$26.2	Accrued liabilities	$(2.8)
Commodity derivatives	Other current assets	—	Accrued liabilities	(8.1)
Commodity derivatives	Other assets	—	Other noncurrent liabilities	(3.6)
Freight derivatives	Other current assets	3.5	Accrued liabilities	(0.2)

Total		$29.7		$(14.7)

	Asset Derivatives(a)		Liability Derivatives(a)
Derivative Instrument	Location	May 31, 2010	Location	May 31, 2010
Foreign currency derivatives	Other current assets	$3.1	Accrued liabilities	$(3.8)
Commodity derivatives	Other current assets	0.6	Accrued liabilities	(11.9)
Commodity derivatives	Other assets	0.2	Other noncurrent liabilities	(1.4)
Freight derivatives	Other current assets	9.0	Accrued liabilities	(4.4)

Total		$12.9		$(21.5)

(a)	In accordance with U.S. GAAP, the above amounts are disclosed at gross fair value and the amounts recorded on the Condensed Consolidated Balance Sheets are presented on a net basis, when permitted.

For additional disclosures about fair value measurement of derivative instruments, see Note 13 to the Condensed Consolidated Financial Statements.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that may require us to post collateral. These provisions also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on February 28, 2011, was $14.4 million. We have no cash collateral posted in association with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on February 28, 2011, we would be required to post $9.9 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

Counterparty Credit Risk

We enter into foreign exchange and certain commodity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, material losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

13. Fair Value Measurements

We determine the fair market values of our derivative contracts and certain other assets and liabilities based on the fair value hierarchy, described below, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within the fair value hierarchy that may be used to measure fair value:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents assets and liabilities included in our Condensed Consolidated Balance Sheets that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value.

	February 28, 2011
	Total	Level 1	Level 2	Level 3
Assets
Foreign currency derivatives	$26.2	$0.2	$26.0	$—
Freight derivatives	3.5	—	—	3.5

Total assets at fair value	$29.7	$0.2	$26.0	$3.5

Liabilities
Foreign currency derivatives	$2.8	$1.9	$0.9	$—
Commodity derivatives	11.7	—	11.7	—
Freight derivatives	0.2	—	—	0.2

Total liabilities at fair value	$14.7	$1.9	$12.6	$0.2

We did not significantly change our valuation techniques from prior periods. Following is a summary of the valuation techniques for assets and liabilities recorded in our Condensed Consolidated Financial Statements at fair value on a recurring basis:

Foreign Currency Derivatives—We periodically enter into derivatives contracts in order to reduce our foreign currency exchange rate risk. We use forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Condensed Consolidated Statements of Earnings and Condensed Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. We hedge certain of these risks through forward contracts and zero-cost collars. Effective June 1, 2010, our Brazilian and Argentina operations began hedging a portion of their currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada. Our Brazilian business enters into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile & Futures Exchange—and also enters into forward contracts to hedge foreign currency risk. We also use forward contracts to hedge our Argentine peso currency risk. The remainder of our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures, and use forward contracts to reduce foreign currency risk.

Commodity Derivatives—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of certain of our product inputs. Our commodity derivatives contracts primarily relate to purchases of natural gas and ammonia. We use forward purchase contracts, swaps, and three-way collars to reduce these risks. The use of these financial instruments reduces the exposure to these risks with the intent to reduce our risk and variability.

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Freight Derivatives—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of our freight. We use forward freight agreements to reduce the risk and variability of related price changes in freight. The use of these financial instruments reduces the exposure to these risks with the intent to reduce our risk and variability.

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	February 28, 2011		May 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$3,352.1	$3,352.1	$2,523.0	$2,523.0
Accounts receivable, including Cargill receivables	798.4	798.4	614.8	614.8
Accounts payable trade, including Cargill payables	670.1	670.1	566.7	566.7
Short-term debt	74.2	74.2	83.1	83.1
Long-term debt, including current portion	812.5	878.9	1,260.8	1,352.7

For cash and cash equivalents, accounts receivable, accounts payable and short-term debt, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt, including long-term debt due to Cargill, is estimated using a present value method based on current interest rates for similar instruments with equivalent credit quality, as well as market prices for our publicly traded debt instruments.

14. Related Party Transactions

Cargill is considered a related party due to its majority ownership interest in us. As of February 28, 2011, Cargill and certain of its subsidiaries owned approximately 64.0% of our outstanding common stock. We have entered into transactions and agreements with Cargill and certain of its non-consolidated subsidiaries (affiliates) from time to time, and anticipate that we will enter into additional transactions and agreements with Cargill and its affiliates in the future. Certain agreements and transactions between Cargill and its affiliates and us are described below.

As of February 28, 2011, the net amount due to Cargill and its affiliates related to the above transactions totaled $4.2 million. As of May 31, 2010, the net amount due to Cargill and its affiliates was $2.2 million.

The Condensed Consolidated Statements of Earnings included the following transactions with Cargill and its affiliates:

	Three months ended February 28,		Nine months ended February 28,
	2011	2010	2011	2010
Transactions with Cargill and affiliates included in net sales	$63.8	$31.1	$167.3	$78.4
Transactions with Cargill and affiliates included in cost of goods sold	12.2	10.7	127.7	78.0
Transactions with Cargill and affiliates included in selling, general and administrative expenses	1.2	2.0	5.2	6.0
Interest income received from Cargill and affiliates	(0.1)	—	(0.2)	—

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of February 28, 2011 and May 31, 2010, the net amount due from our non-consolidated companies totaled $110.0 million and $140.8 million, respectively. The Condensed Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

	Three months ended February 28,		Nine months ended February 28,
	2011	2010	2011	2010
Transactions with non-consolidated companies included in net sales	$275.6	$169.7	$664.4	$386.3
Transactions with non-consolidated companies included in cost of goods sold	118.8	86.0	366.5	208.5

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Business Segments

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics, and for which segment financial information is available for our chief operating decision maker. For a description of our business segments see Note 1 to the Condensed Consolidated Financial Statements. We evaluate performance based on the operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, stand-alone businesses. Corporate, Eliminations and Other primarily represents activities associated with our Nitrogen distribution business, unallocated corporate office activities and eliminations. All intersegment transactions are eliminated within Corporate, Eliminations and other. Segment information was as follows:

	Phosphates	Potash	Corporate, Eliminations and Other	Total
Three months ended February 28, 2011
Net sales to external customers	$1,458.0	$753.4	$2.9	$2,214.3
Intersegment net sales	—	4.3	(4.3)	—

Net sales	1,458.0	757.7	(1.4)	2,214.3
Gross margin	454.2	411.6	(12.2)	853.6
Operating earnings	371.8	413.9	(14.9)	770.8
Capital expenditures	76.7	212.8	22.1	311.6
Depreciation, depletion and amortization expense	62.6	49.1	2.4	114.1

Three months ended February 28, 2010
Net sales to external customers	$1,020.7	$702.1	$9.1	$1,731.9
Intersegment net sales	—	27.9	(27.9)	—

Net sales	1,020.7	730.0	(18.8)	1,731.9
Gross margin	114.0	352.0	10.5	476.5
Operating earnings	52.9	326.0	10.0	388.9
Capital expenditures	66.5	138.7	3.6	208.8
Depreciation, depletion and amortization expense	63.5	35.1	3.0	101.6

Nine months ended February 28, 2011
Net sales to external customers	$5,013.0	$2,052.9	$11.5	$7,077.4
Intersegment net sales	—	25.7	(25.7)	—

Net sales	5,013.0	2,078.6	(14.2)	7,077.4
Gross margin	1,175.4	953.5	(2.3)	2,126.6
Operating earnings	952.1	883.3	3.9	1,839.3
Capital expenditures	198.4	670.9	28.0	897.3
Depreciation, depletion and amortization expense	182.2	133.8	8.5	324.5

Nine months ended February 28, 2010
Net sales to external customers	$3,543.2	$1,318.9	$36.7	$4,898.8
Intersegment net sales	—	158.7	(158.7)	—

Net sales	3,543.2	1,477.6	(122.0)	4,898.8
Gross margin	341.6	656.5	7.6	1,005.7
Operating earnings	128.4	575.9	18.9	723.2
Capital expenditures	189.9	425.8	19.9	635.6
Depreciation, depletion and amortization expense	226.5	97.9	8.2	332.6

THE MOSAIC COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Investment in Miski Mayo Mine

In the first quarter of fiscal 2011, we acquired a 35% economic interest in a joint venture, with subsidiaries of Vale S.A (“Vale”) and Mitsui & Co., Ltd., that owns the recently opened phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. Phosphate rock production started at the Miski Mayo Mine and shipments began in the first quarter of fiscal 2011.

17. Assets and Investments Sold

On February 11, 2010, we entered into agreements with Vale under which we granted Vale call options to purchase from us, and Vale granted us put options to sell to Vale, our minority stake in Vale Fertilizantes S.A (formerly Fosfertil S.A. or “Fosfertil”), and our Cubatão facility in Brazil.

On September 29, 2010, we received gross proceeds for our minority stake in Fosfertil of $1.0 billion which resulted in a pre-tax gain of $685.6 million. The tax impact on this transaction was $116.2 million and was included in our provision for income taxes as of February 28, 2011. These assets were included in our Condensed Consolidated Balance Sheets as of May 31, 2010 as assets and investments held for sale of $317.4 million and were part of our Phosphates segment.

On February 28, 2011, we received gross proceeds of $50 million and anticipate receiving additional cash related to working capital adjustments for the sale of our Cubatão facility. The sale resulted in a minimal net earnings impact.

18. Redemption of Senior Notes

On January 13, 2011, we redeemed the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014. A pre-tax charge of approximately $19 million was recorded in the quarter ended February 28, 2011, primarily related to the call premium and the write-off of unamortized fees.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the material under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Annual Report on Form 10-K of The Mosaic Company filed with the Securities and Exchange Commission for the fiscal year ended May 31, 2010 (the “10-K Report”) and the material under Item 1 of Part I and Item 1A of Part II of this report.

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes, which are the equivalent of 2,205 pounds, unless we specifically state we mean long ton(s) which are the equivalent of 2,240 pounds. In the following tables, there are certain percentages that are not considered to be meaningful and are represented by “NM.”

Results of Operations

The following table shows the results of operations for the three and nine months ended February 28, 2011 and 2010:

	Three months ended February 28,		2011-2010		Nine months ended February 28,		2011-2010
(in millions, except per share data)	2011	2010	Change	Percent	2011	2010	Change	Percent
Net sales	$2,214.3	$1,731.9	$482.4	28%	$7,077.4	$4,898.8	$2,178.6	44%
Cost of goods sold	1,360.7	1,255.4	105.3	8%	4,950.8	3,893.1	1,057.7	27%

Gross margin	853.6	476.5	377.1	79%	2,126.6	1,005.7	1,120.9	111%
Gross margin percentage	38.5%	27.5%			30.0%	20.5%
Selling, general and administrative expenses	83.6	82.3	1.3	2%	261.0	246.6	14.4	6%
Other operating expenses (income)	(0.8)	5.3	(6.1)	NM	26.3	35.9	(9.6)	(27%)

Operating earnings	770.8	388.9	381.9	98%	1,839.3	723.2	1,116.1	154%
Interest expense, net	0.2	10.0	(9.8)	(98%)	12.8	36.8	(24.0)	(65%)
Foreign currency transaction loss	(31.7)	(22.3)	(9.4)	42%	(60.6)	(31.8)	(28.8)	91%
Gain on sale of equity investment	—	—	—	NM	685.6	—	685.6	NM
Other income (expense)	(16.1)	0.7	(16.8)	NM	(17.0)	6.7	(23.7)	NM

Earnings from consolidated companies before income taxes	722.8	357.3	365.5	102%	2,434.5	661.3	1,773.2	268%
Provision for income taxes	175.9	125.3	50.6	40%	566.8	208.5	358.3	172%

Earnings from consolidated companies	546.9	232.0	314.9	136%	1,867.7	452.8	1,414.9	312%
Equity in net earnings (loss) of nonconsolidated companies	(4.3)	(8.5)	4.2	(49%)	0.6	(17.8)	18.4	NM

Net earnings including non-controlling interests	542.6	223.5	319.1	143%	1,868.3	435.0	1,433.3	329%
Less: Net earnings attributable to non-controlling interests	0.5	0.9	(0.4)	(44%)	2.9	4.0	(1.1)	(28%)

Net earnings attributable to Mosaic	$542.1	$222.6	$319.5	144%	$1,865.4	$431.0	$1,434.4	333%

Diluted net earnings attributable to Mosaic per share	$1.21	$0.50	$0.71	NM	$4.17	$0.97	$3.20	NM
Diluted weighted average number of shares outstanding	447.7	446.8			447.3	446.5

Overview of Consolidated Results for the three months ended February 28, 2011 and 2010

Net sales increased 28% to $2.2 billion in the quarter ended February 28, 2011, compared to the prior year period. Net earnings attributable to Mosaic for the three months ended February 28, 2011 were $542.1 million, or $1.21 per diluted share, compared to $222.6 million, or $0.50 per diluted share, for the same period a year ago. The more significant factors affecting our results of operations and financial condition are listed below. Certain of these factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our results for the third quarter of fiscal 2011 reflected continued strengthening of phosphate sales prices compared to the second quarter of fiscal 2011 and the same period in the prior year when the recovery in phosphates selling prices was in the beginning stages. We have also increased potash production levels compared to the same period in the prior year due to increasing demand. The crop nutrient market has shown significant improvement compared to the year-ago period due to the strengthening global outlook for agriculture fundamentals, supported by increased grain and oilseed prices in the current year. Other factors contributing to the strong outlook were low producer and pipeline inventories and the impact of improving application rates as farmers make up for lower rates in recent years.

The selling prices for our diammonium phosphate (“DAP”) products in the third quarter of fiscal 2011 were significantly higher than in the third quarter of fiscal 2010 due to the factors discussed above and the effect on selling prices of high raw material costs.

Higher raw material costs partially offset the benefit from the increase in market prices for our phosphates products. The higher prices for our key raw materials for concentrated phosphates, primarily sulfur and ammonia, resulted from higher global demand for these raw materials in the current year compared to the year-ago quarter. We believe that our investments in sulfur transportation assets continue to afford us a competitive advantage in the cost of and access to sulfur.

Other Highlights

During the three months ended February 28, 2011:

•

On January 18, 2011, we, Cargill and certain Cargill shareholders entered into agreements intended to result in the split-off and orderly distribution of Cargill’s approximately 64.0% equity interest in us (the “Cargill Transaction”) in a series of secondary offerings. The Cargill Transaction is expected to benefit us by improving our long-term strategic and financial flexibility, as well as greatly increasing the liquidity of our common stock. The Cargill Transaction will result in no change to our total outstanding shares, the economic rights of our shares or earnings per share. The Cargill Transaction also is not expected to have a material impact on our underlying financial performance or current business operations. We have included additional information about the Cargill Transaction in Note 2 of our Condensed Consolidated Financial Statements, and the principal transaction documents related to the Cargill Transaction are incorporated by reference as exhibits to this report.

•

We redeemed the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014 on January 13, 2011. We recorded a pre-tax charge in other expense of approximately $19.0 million in the third fiscal quarter, primarily related to the call premium and the write-off of unamortized fees. We expect that our annual interest expense will be reduced by approximately $34.0 million upon retirement of this debt.

•

We completed the sale of our Cubatão, Brazil facility to a subsidiary of Vale S.A. (“Vale”) on February 28, 2011. We received gross proceeds of $50.0 million and anticipate receiving additional cash related to working capital adjustments. This sale resulted in a minimal net earnings impact.

•	We received approximately $40.0 million from several insurance recoveries primarily in our Potash business which is reflected in other operating income.

•

We continued the expansion of capacity in our Potash segment, in line with our views of the long-term fundamentals of that business. We expect the planned expansions to increase our annual capacity for finished product over the next decade by up to 5 million tonnes.

During the three months ended February 28, 2010:

•	We paid a special dividend of $578.5 million, or $1.30 per share, on December 3, 2009.

Overview of Consolidated Results for the nine months ended February 28, 2011 and 2010

Net earnings attributable to Mosaic for the nine months ended February 28, 2011 were $1.9 billion, or $4.17 per diluted share, compared to $431.0 million, or $0.97 per diluted share, for the same period a year ago. Results for the nine months ended February 28, 2011 reflected the factors discussed above for the three months ended February 28, 2011. Certain of these factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Other noteworthy matters during the nine months ended February 28, 2011 included:

•

We entered into a partial settlement (the “Partial Settlement”) with the plaintiffs in a lawsuit involving a challenge to a federal wetlands permit (the “Hardee County Extension Permit”) for the extension (the “Hardee County Extension”) of our South Fort Meade phosphate rock mine into Hardee County, Florida. The Partial Settlement allowed mining to proceed on approximately 200 acres (“Phase I”) of the Hardee County Extension, which we commenced in December 2010 and currently expect to complete in June 2011. We are continuing to evaluate alternatives for mining at the South Fort Meade mine beyond this time period, and intend to pursue continued mining in order to obtain a continued supply of phosphate rock from the mine in a manner consistent with applicable law and the Preliminary Injunction. This may include mining of upland areas only. We had indefinitely closed the South Fort Meade mine for most of the second quarter of fiscal 2011 as a result of a preliminary injunction (the “Preliminary Injunction”) entered by the court in the lawsuit. However, because of our successful execution of mitigation measures, it has not significantly impacted our sales volumes in fiscal 2011. In addition to mining Phase I, our near-term mitigation activities have included drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in a Peruvian phosphate rock mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphates mines. Assuming continued mining at the South Fort Meade mine and other mitigation plans, we do not expect our finished phosphate production to be negatively impacted during the remainder of calendar 2011, although phosphate rock costs may be adversely affected as a result of the Preliminary Injunction. We have included additional information about this lawsuit under “Environmental, Health and Safety Matters,” in Note 11 of our Condensed Consolidated Financial Statements and in Item 1A of Part II of this report.

•

We generated $1.5 billion in cash flows from operations for the nine months ended February 28, 2011. The positive cash flow was primarily driven by net earnings. We also received gross proceeds of $1.0 billion from the sale of our interest in Fosfertil during our second quarter of fiscal 2011.

•

In the second quarter of fiscal 2011, we completed the sale of our interest in Fosfertil S.A. to Vale, which resulted in a pre-tax gain of $685.6 million ($569.4 million after tax). The tax impact of this transaction was $116.2 million and is included in our provision for income taxes for the nine months ended February 28, 2011.

•

We acquired a 35% economic interest in a joint venture, with subsidiaries of Vale and Mitsui & Co., Ltd., that owns a recently opened phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. Phosphate rock production started at the Miski Mayo Mine and shipments began in the first quarter of fiscal 2011.

•

We began development of a destination resort and conference center in certain areas of previously mined land as part of our long-term business strategy to maximize the value and utility of our extensive land holdings in Florida.

Phosphates Net Sales and Gross Margin

The following table summarizes the Phosphates segment’s net sales, gross margin, sales volume, selling prices and raw material prices:

	Three months ended February 28,		2011-2010		Nine months ended February 28,		2011-2010
(in millions, except price per tonne or unit)	2011	2010	Change	Percent	2011	2010	Change	Percent
Net sales:
North America	$508.2	$363.1	$145.1	40%	$1,547.3	$916.4	$630.9	69%
International	949.8	657.6	292.2	44%	3,465.7	2,626.8	838.9	32%

Total	1,458.0	1,020.7	437.3	43%	5,013.0	3,543.2	1,469.8	41%
Cost of goods sold	1,003.8	906.7	97.1	11%	3,837.6	3,201.6	636.0	20%

Gross margin	$454.2	$114.0	$340.2	298%	$1,175.4	$341.6	$833.8	244%

Gross margin as a percent of net sales	31%	11%			23%	10%
Sales volume (in thousands of metric tonnes)
Crop Nutrients(a):
North America	719	869	(150)	(17%)	2,544	2,111	433	21%
International	807	822	(15)	(2%)	3,154	3,629	(475)	(13%)
Crop Nutrient Blends	511	424	87	21%	2,078	1,818	260	14%
Feed Phosphates	162	149	13	9%	433	460	(27)	(6%)
Other(b)	172	208	(36)	(17%)	898	681	217	32%

Total Phosphates Segment Tonnes(a)	2,371	2,472	(101)	(4%)	9,107	8,699	408	5%

Average selling price per tonne:
DAP (FOB plant)	$543	$336	$207	62%	$468	$296	$172	58%
Crop Nutrient Blends (FOB destination)	503	380	123	32%	452	392	60	15%
Average cost per unit:
Ammonia (metric tonne)	$406	$272	$134	49%	$383	$256	$127	50%
Sulfur (long ton)	166	73	93	127%	150	50	100	200%

(a)	Excludes tonnes sold by PhosChem for its other member
(b)	Other volumes are primarily single superphosphate (“SSP”), potash and urea sold outside of North America.

Three months ended February 28, 2011 and 2010

The Phosphates segment’s net sales increased to $1.5 billion for the three months ended February 28, 2011, compared to $1.0 billion in the third quarter of fiscal 2010. Higher average sales prices resulted in additional net sales of approximately $460 million, which was partially offset by approximately $70 million related to the decline in sales volume.

Our average DAP selling price was $543 per tonne for the three months ended February 28, 2011, an increase of $207 per tonne or 62% from the prior year. The increase in selling prices was due to the factors discussed in the Overview. The selling price of crop nutrient blends (“Blends”) for the three months ended February 28, 2011 increased 32% compared to the same period in the prior year. The increase in Blends pricing is lower than the increase in the DAP selling price due to the mix of potash and nitrogen used in the production of Blends.

The Phosphates segment’s sales volumes were slightly lower with 2.4 million tonnes for the three months ended February 28, 2011 compared to 2.5 million tonnes for the same period in the prior year.

We consolidate the financial results of PhosChem. Included in our results for the three months ended February 28, 2011 is PhosChem net sales and cost of goods sold for its other member of $97 million, compared with $46 million for the third quarter in fiscal 2010.

Gross margin for the Phosphates segment increased to $454.2 million from $114.0 million in the third quarter of fiscal 2010, primarily due to higher sales prices which had a favorable impact on gross margin of approximately $460 million, partially offset by higher costs of approximately $130 million. The higher costs were primarily due to higher raw material costs for sulfur and ammonia. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 31% for the three months ended February 28, 2011 compared to 11% in the same period a year ago.

In the third quarter of fiscal 2011, higher sulfur and ammonia prices unfavorably impacted cost of goods sold by approximately $100 million compared with prior year results. The average consumed price for sulfur increased to $166 per long ton for the three months ended February 28, 2011 from $73 in the same period a year ago. The average consumed price for ammonia increased to $406 per tonne in the third quarter of fiscal 2011 from $272 in the same period a year ago. The increase in the market prices of these raw materials was due to the factors discussed in the Overview.

Costs were also impacted by net unrealized mark-to-market derivative gains of $3.0 million, mainly on natural gas derivatives, in the third quarter of fiscal 2011 compared to a gain of $13.6 million, primarily on natural gas derivatives, for the same period a year ago.

The Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients was 2.0 million tonnes for the third quarter of fiscal 2011 compared to 1.9 million tonnes for the same quarter of fiscal 2010. Our phosphate rock production was 3.4 million tonnes during the third quarter of fiscal 2011 compared with 3.0 million tonnes in the same quarter of fiscal 2010. The reduced phosphate rock production in fiscal 2010 was due to planned curtailments. On January 16th, 2011, we closed our Hopewell mine, which was previously producing 0.5 million tonnes annually, as the reserves were exhausted. The increased demand for our products has led to lower finished goods inventory levels in fiscal 2011.

Nine months ended February 28, 2011 and 2010

The Phosphates segment’s net sales increased to $5.0 billion for the nine months ended February 28, 2011 compared to $3.5 billion in the same period a year ago. The increase was primarily due to an increase in sales prices that resulted in an increase in net sales of approximately $1.3 billion.

Our average DAP selling price was $468 per tonne for the nine months ended February 28, 2011, an increase of $172 per tonne or 58% compared with the same period a year ago due to the factors discussed in the Overview. The increase in the selling price of Blends was 15% compared to the same period a year ago. The increase in Blends pricing is lower than the increase in the DAP selling price due to the mix of potash and nitrogen used in the production of Blends.

The Phosphates segment’s sales volumes increased to 9.1 million tonnes for the nine months ended February 28, 2011 compared to 8.7 million tonnes in the same period a year ago due to the factors discussed in the Overview.

PhosChem net sales and cost of goods sold from sales for its other member were $370 million for the nine months ended February 28, 2011 compared with $234 million for the same period a year ago.

Gross margin for the Phosphates segment increased to $1.2 billion for the nine months ended February 28, 2011 from $341.6 million in the same period a year ago, primarily due to higher sales prices which had a favorable impact on gross margin of approximately $1.3 billion, partially offset by higher costs of approximately $420 million. The higher costs were primarily due to higher raw material costs for sulfur and ammonia, in addition to those related to potash and nitrogen that are used as raw materials in the production of our Crop Nutrient Blends. In the prior year, gross margin was unfavorably impacted by $39.8 million related to the permanent closure of our Green Bay plant and South Pierce phosphoric acid plant in the second quarter of fiscal 2010. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 23% for the nine months ended February 28, 2011 compared to 10% in the same period a year ago.

For the nine months ended February 28, 2011, higher sulfur and ammonia prices unfavorably impacted cost of goods sold by approximately $270 million compared with prior year results. The average consumed price for sulfur increased to $150 per long ton for the nine months ended February 28, 2011 from $50 in the same period a year ago. The average consumed price for ammonia increased to $383 per tonne for the nine months ended February 28, 2011 from $256 in the same period a year ago. The increase in the market prices of these raw materials was due to the factors discussed in the Overview.

Costs were also impacted by net unrealized mark-to-market derivative gains of $1.0 million, primarily on natural gas derivatives, for the nine months ended February 28, 2011 compared with gains of $36.7 million, primarily on natural gas derivatives, for the same period a year ago.

The Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients was 6.3 million tonnes for the nine months ended February 28, 2011 compared with 6.0 million tonnes in the same period a year ago. Our phosphate rock production was 8.2 million tonnes for the nine months ended February 28, 2011 compared with 9.7 million tonnes in the same period a year ago. The reduction in phosphate rock production rates was due to the temporary shutdown of the South Fort Meade mine in the first six months of fiscal 2011 as discussed in the Overview.

Potash Net Sales and Gross Margin

The following table summarizes the Potash segment’s net sales, gross margin, sales volume and selling price:

	Three months ended February 28,		2011-2010		Nine months ended February 28,		2011-2010
(in millions, except price per tonne or unit)	2011	2010	Change	Percent	2011	2010	Change	Percent
Net sales:
North America	$461.4	$520.1	$(58.7)	(11%)	$1,344.3	$896.7	$447.6	50%
International	296.3	209.9	86.4	41%	734.3	580.9	153.4	26%

Total	757.7	730.0	27.7	4%	2,078.6	1,477.6	601.0	41%
Cost of goods sold	346.1	378.0	(31.9)	(8%)	1,125.1	821.1	304.0	37%

Gross margin	$411.6	$352.0	$59.6	17%	$953.5	$656.5	$297.0	45%

Gross margin as a percent of net sales	54%	48%			46%	44%
Sales volume (in thousands of metric tonnes)
Crop Nutrients(a):
North America	757	1,002	(245)	(24%)	2,344	1,410	934	66%
International	944	718	226	31%	2,531	1,750	781	45%

Total	1,701	1,720	(19)	(1%)	4,875	3,160	1,715	54%
Non-agricultural	162	158	4	3%	468	543	(75)	(14%)

Total	1,863	1,878	(15)	(1%)	5,343	3,703	1,640	44%

Average selling price per tonne (FOB plant):
MOP—North America(b)	$394	$368	$26	7%	$366	$400	$(34)	(9%)
MOP—International	316	278	38	14%	292	291	1	—
MOP Average	358	356	2	1%	340	359	(19)	(5%)

(a)	Excludes tonnes related to a third-party tolling arrangement
(b)	This price excludes industrial and feed sales.

Three months ended February 28, 2011 and 2010

The Potash segment’s net sales increased to $757.7 million for the three months ended February 28, 2011, compared to $730.0 million in the same period a year ago, due to a shift in the sales mix between International and Domestic.

The Potash segment’s sales volumes for the three months ended February 28, 2011 were comparable to the same period a year ago at 1.9 million tonnes.

Our average muriate of potash (“MOP”) selling price was $358 per tonne in the third quarter of fiscal 2011, which is a slight increase compared to $356 per tonne in the same period a year ago. MOP selling prices, both domestic and international, increased due to strong demand primarily driven by improving farmer economics. Although both domestic and international selling prices are increasing, the international MOP selling price continues to lag domestic market pricing. Based on contracts we have for the majority of our domestic sales volume in the fourth quarter of fiscal 2011, we expect the selling prices of our Potash crop nutrient products to continue to increase.

Gross margin for the Potash segment increased to $411.6 million for the three months ended February 28, 2011 from $352.0 million for the same period last year. The gross margin was favorably impacted by approximately $30 million due to the selling prices and sales mix factors discussed above. The gross margin was also favorably impacted by approximately $40 million in lower costs due primarily to higher production rates in the current period that resulted in a decrease in cost per tonne. Other factors affecting gross margin and costs are further discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 54% for the three months ended February 28, 2011 compared to 48% for the same period a year ago.

We incurred $55.3 million in Canadian resource taxes and royalties for the three months ended February 28, 2011 compared with $54.2 million in the same period a year ago.

Costs were impacted by net unrealized mark-to-market derivative gains, primarily on foreign currency derivatives, of $6.9 million for the three months ended February 28, 2011 compared with gains, primarily on natural gas derivatives, of $10.3 million for the same period a year ago.

We incurred $42.0 million in expenses related to managing and mitigating the brine inflows at our Esterhazy mine during the third quarter of fiscal 2011 compared to $45.0 million in the same period a year ago. The rate of brine inflows at our Esterhazy mine varies over time and remains within the historical range that we have successfully managed since 1985.

For the three months ended February 28, 2011 and 2010, potash production was 2.0 million tonnes and 1.3 million tonnes, respectively. We increased our production rates beginning in the first quarter of fiscal 2011. The increased demand for our potash products has led to low finished goods levels.

Nine months ended February 28, 2011 and 2010

The Potash segment’s net sales increased to $2.1 billion for the nine months ended February 28, 2011 compared with $1.5 billion in the same period in the prior year, primarily due to an increase in sales volumes that resulted in an increase in net sales of approximately $640 million, partially offset by a decline in average selling prices that resulted in a decrease in net sales of approximately $90 million.

The Potash segment’s sales volumes increased to 5.3 million tonnes for the nine months ended February 28, 2011 compared to 3.7 million tonnes in the same period a year ago, primarily driven by the factors described in the three month Overview.

Our average MOP selling price was $340 per tonne for the nine months ended February 28, 2011, a decrease of $19 per tonne compared with the same period a year ago when potash selling prices had not yet completely adjusted downward in response to slow demand. Potash selling prices have since recalibrated to reflect current demand trends.

Gross margin for the Potash segment increased to $953.5 million for the nine months ended February 28, 2011 from $656.5 million for the same period in the prior year. The gross margin was favorably impacted by approximately $360 million due primarily to the increase in sales volumes, which was partially offset by the decline in average potash selling prices which unfavorably impacted gross margin by approximately $90 million. The gross margin was also favorably impacted by approximately $160 million in lower costs due primarily to higher production rates in the current period that resulted in a decrease in cost per tonne. This was partially offset by a $100.1 million increase in Canadian resource taxes and royalties. These and other factors affecting gross margin and costs are further discussed below. Gross margin as a percentage of net sales was 46% for the nine months ended February 28, 2011 compared to 44% for the same period a year ago.

We incurred $186.5 million in Canadian resource taxes and royalties for the nine months ended February 28, 2011 compared with $86.4 million in the same period a year ago. The increase in these taxes and royalties was due primarily to the increase in sales volumes from the same period in the prior year, partially offset by a higher deduction for capital expenditures related to our expansion projects.

Costs were impacted by net unrealized mark-to-market derivative gains, primarily on foreign currency derivatives, of $11.1 million for the nine months ended February 28, 2011 compared with gains, primarily on natural gas derivatives, of $26.0 million for the same period a year ago.

We incurred $111.2 million in expenses related to managing and mitigating the brine inflows at our Esterhazy mine for the nine months ended February 28, 2011 compared to $108.2 million in the same period a year ago.

For the nine months ended February 28, 2011, potash production was 5.2 million tonnes compared to 3.2 million tonnes for the same period in the prior year. We increased our production rates beginning in the first quarter of fiscal 2011.

Other Income Statement Items

	Three months ended February 28,		2011-2010
(in millions)	2011	2010	Change	Percent
Selling, general and administrative expenses	$83.6	$82.3	$1.3	2%
Other operating expenses (income)	(0.8)	5.3	(6.1)	(115%)
Interest expense	4.8	14.3	(9.5)	(66%)
Interest (income)	(4.6)	(4.3)	(0.3)	7%

Interest expense, net	0.2	10.0	(9.8)	(98%)
Foreign currency transaction loss	(31.7)	(22.3)	(9.4)	42%
Other income (expense)	(16.1)	0.7	(16.8)	NM
Provision for income taxes	175.9	125.3	50.6	40%
Equity in net earnings (loss) of nonconsolidated companies	(4.3)	(8.5)	4.2	(49%)

	Nine months ended February 28,		2011-2010
(in millions)	2011	2010	Change	Percent
Selling, general and administrative expenses	$261.0	$246.6	$14.4	6%
Other operating expenses (income)	26.3	35.9	(9.6)	(27%)
Interest expense	27.6	49.1	(21.5)	(44%)
Interest (income)	(14.8)	(12.3)	(2.5)	20%

Interest expense, net	12.8	36.8	(24.0)	(65%)
Foreign currency transaction loss	(60.6)	(31.8)	(28.8)	91%
Gain on sale of equity investment	685.6	—	685.6	NM
Other income (expense)	(17.0)	6.7	(23.7)	354%
Provision for income taxes	566.8	208.5	(358.3)	172%
Equity in net earnings (loss) of nonconsolidated companies	0.6	(17.8)	18.4	103%

Other Operating Expenses (Income)

For the three months ended February 28, 2011, we received approximately $40 million from several insurance recoveries primarily in our Potash business which is included in other operating income. This was partially offset by approximately $11 million of expenses related to the Cargill Transaction and an increase in costs related to closed facilities in our Phosphates business.

Foreign Currency Transaction Loss

For the three and nine month periods ended February 28, 2011, we recorded foreign currency transaction losses of $31.7 million and $60.6 million, respectively, compared with losses of $22.3 million and $31.8 million, respectively, for the same periods in the prior year. For the three and nine months ended February 28, 2011 and 2010, the losses were mainly the result of the effect of the weakening of the U.S. dollar relative to the Canadian dollar on significant U.S. dollar denominated intercompany receivables and cash held by our Canadian affiliates.

Other Income (Expense)

For the three months ended February 28, 2011, we recorded a charge of approximately $19 million for the call premium and write-off of unamortized fees related to the redemption of the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014. See Note 18 to our Condensed Consolidated Financial Statements.

Gain on Sale of Equity Investment

For the nine months ended February 28, 2011, we recorded a $685.6 million pre-tax gain on the sale of our equity method investment in Fosfertil. The tax impact on this transaction was $116.2 million which is included in our provision for income taxes as of February 28, 2011. See Note 17 to our Condensed Consolidated Financial Statements.

Provision for Income Taxes

Three months ended February 28,	Effective Tax Rate	Provision for Income Taxes
2011	24.3%	$175.9
2010	35.1%	125.3

Nine months ended February 28,	Effective Tax Rate	Provision for Income Taxes
2011	23.3%	$566.8
2010	31.5%	208.5

Income tax expense was $175.9 million and $566.8 million and effective tax rates were 24.3% and 23.3% for the three and nine months ended February 28, 2011, respectively. For the nine months ended February 28, 2011, tax expense specific to the period included a $116.2 million expense related to the gain on the sale of our interest in Fosfertil.

Income tax expense was $125.3 million and $208.5 million and the effective tax rate was 35.1% and 31.5% for the three and nine months ended February 28, 2010, respectively, which reflected expenses of $18 million and $12.2 million, respectively, which were specific to the periods. Expenses specific to the periods were driven primarily by a $15.9 million deferred tax liability associated with our decision not to indefinitely reinvest undistributed foreign earnings outside the United States related to the agreement with Vale for the sale of our investments in Fertifos and Fosfertil and our Cubatão, Brazil facility.

Our income tax rate is impacted by the mix of earnings across the jurisdictions in which we operate and by a benefit associated with depletion.

Critical Accounting Estimates

The Condensed Consolidated Financial Statements are prepared in conformity with U.S. GAAP. In preparing the Condensed Consolidated Financial Statements, we are required to make various judgments, estimates and assumptions that could have a significant impact on the results reported in the Condensed Consolidated Financial Statements. We base these estimates on historical experience and other assumptions believed to be reasonable by management under the circumstances. Changes in these estimates could have a material effect on our Condensed Consolidated Financial Statements.

Our significant accounting policies, including our significant accounting estimates, are summarized in Note 3 to the Condensed Consolidated Financial Statements. A more detailed description of our significant accounting policies is included in Note 2 to the Consolidated Financial Statements in our 10-K Report. Further information regarding our critical accounting estimates is included in Management’s Discussion and Analysis in our 10-K Report.

Liquidity and Capital Resources

The following table represents a comparison of the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for the nine months ended February 28, 2011 and 2010:

	Nine months ended February 28,		2011 - 2010
(in millions)	2011	2010	$ Change	% Change
Cash Flow
Net cash provided by operating activities	$1,453.8	$823.9	$629.9	76%
Net cash used in investing activities	(213.2)	(595.4)	382.2	(64%)
Net cash used in financing activities	(515.6)	(672.2)	156.6	(23%)

As of February 28, 2011, we had $3.4 billion in cash and cash equivalents. Funds generated by operating activities, available cash and cash equivalents, and our credit facilities continue to be our most significant sources of liquidity. We redeemed the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014 on January 13, 2011. We believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to finance expansion plans and strategic initiatives for the remainder of fiscal 2011. In addition, we have a $500 million revolving credit facility of which $478.3 million was available for working capital needs and investment opportunities as of February 28, 2011. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Approximately $2.6 billion of cash and cash equivalents are held by non-U.S. subsidiaries as of February 28, 2011. There are no significant restrictions that would preclude us from bringing these funds back to the U.S. However, we currently have no intention of remitting certain undistributed earnings of non-U.S. subsidiaries. In addition, the majority of these funds are not subject to significant foreign currency exposures as the bulk of these funds are held in U.S. dollar denominated investments. Information about the investment of our cash and cash equivalents is included in Note 2 to the Consolidated Financial Statements in our 10-K Report.

Operating Activities

Net cash flow generated from operating activities has provided us with a significant source of liquidity. During the first nine months of fiscal 2011, net cash provided by operating activities was $1.5 billion, an increase of $629.9 million compared to the same period in fiscal 2010. During the nine months ended February 28, 2011, operating cash flows were primarily generated from net earnings.

Investing Activities

Net cash used in investing activities was $213.2 million for the nine months ended February 28, 2011, compared to $595.4 million in the same period in fiscal 2010. The decrease in cash used in investing activities is due to $1.0 billion in proceeds from the sale of our investment in Fosfertil and $50 million in proceeds from the sale of our Cubatão facility, partially offset by our investment in our equity interest in the Miski Mayo Mine of $385 million and an increase in capital expenditures primarily related to our expansion projects in our Potash segment.

Financing Activities

Net cash used in financing activities for the nine months ended February 28, 2011, was $515.6 million, compared to $672.2 million for the same period in fiscal 2010. The primary reason for the decrease in net cash used in financing activities is the payment of a special dividend of $578.5 million in the third quarter of fiscal 2010. On January 13, 2011, we redeemed the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014.

Debt Instruments, Guarantees and Related Covenants

See Note 11 to the Consolidated Financial Statements in our 10-K Report for additional information relating to our financing arrangements.

Financial Assurance Requirements

In addition to various operational and environmental regulations related to our Phosphates segment, we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of surety bonds or letters of credit. Further information regarding financial assurance requirements is included in Management’s Discussion and Analysis of Results of Operations and Financial Condition in our 10-K Report.

Off-Balance Sheet Arrangements and Obligations

Information regarding off-balance sheet arrangements and obligations is included in Management’s Discussion and Analysis of Results of Operations and Financial Condition in our 10-K Report.

Contingencies

Information regarding contingencies is hereby incorporated by reference to Note 11 to our Condensed Consolidated Financial Statements.

Environmental, Health and Safety Matters

We are subject to an evolving number of international, federal, state, provincial and local environmental, health and safety (“EHS”) laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) management and/or remediation of potential impacts to air, water quality and soil from our operations; (iii) disposal of waste materials; (iv) reclamation of lands after mining; (v) management and handling of raw materials; (vi) product content; and (vii) use of products by both us and our customers.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report includes detailed information about EHS matters. The following is an update of the portion of that information relating to permitting and water quality regulations for nutrient discharges in Florida.

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval, to substantially change conditions applicable to a permit modification, or by legal actions that successfully challenge our permits.

Expansion of our operations or extension of operations into new areas is also predicated upon securing the necessary environmental or other permits or approvals. We have been engaged in, and over the next several years will be continuing, efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well.

A denial of our permits, the issuance of permits with cost-prohibitive conditions, substantial delays in issuing key permits, legal actions that prevent us from relying on permits or revocation of permits can prevent or delay our mining at the affected properties and thereby materially affect our business, results of operations, liquidity or financial condition:

The Altman Extension of the Four Corners Mine. In fiscal 2009, in connection with our efforts to permit the Altman Extension (the “Altman Extension”) of our Four Corners, Florida, phosphate rock mine, environmental groups for the first time filed a lawsuit in federal court contesting the issuance by the U.S. Army Corps of Engineers (the “Corps”) of a federal wetlands permit. Although this lawsuit remains ongoing, the federal wetlands permit issued by the Corps remains in effect and mining on the Altman Extension has commenced and is continuing. We believe that the permit was issued in accordance will all applicable requirements and that it will ultimately be upheld.

The Hardee County Extension of the South Fort Meade Mine. Delays in receiving the Hardee County Extension Permit impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, certain environmental groups filed a lawsuit against the Corps contesting its issuance of the Hardee County Extension Permit, alleging that the issuance of the permit by the Corps violates certain federal laws relating to the protection of the environment. On July 30, 2010, the court entered the Preliminary Injunction enjoining disturbance of jurisdictional waters of the United States in reliance on the Hardee County Extension Permit until the Corps conducts certain further proceedings or until the case is decided in our favor.

Without the Hardee County Extension Permit, mining at the South Fort Meade mine could not continue without adverse consequences. Draglines that are used to extract phosphate rock had exhausted reserves practically available in Polk County and had been idled awaiting access to the new reserves in Hardee County and/or recommencement of operations at South Fort Meade.

Accordingly, we appealed the Preliminary Injunction and indefinitely closed the South Fort Meade mine.

On October 27, 2010, we entered into the Partial Settlement that allows mining to proceed within Phase I of the Hardee County Extension, which we commenced in December 2010 and currently expect to complete in June 2011. We are continuing to evaluate alternatives for mining at the South Fort Meade mine beyond this time period, and intend to pursue continued mining in order to obtain a continued supply of phosphate rock from the mine in a manner consistent with applicable law and the Preliminary Injunction. This may include mining of upland areas only.

The shutdown of the South Fort Meade mine resulted in costs to suspend operations and idle plant costs during the second quarter of fiscal 2011. The lower phosphate rock mining production levels also adversely affected gross margin. Because of our successful execution of mitigation measures, the indefinite closure of the South Fort Meade mine did not significantly impact our sales volumes in the first nine months of fiscal 2011. In addition to mining Phase I, our near-term mitigation activities included drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in a Peruvian phosphate rock mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate mines.

If the Preliminary Injunction remains in effect by the time we complete the mining of Phase I and we do not implement satisfactory alternatives for continued mining at the South Fort Meade mine, we could incur additional costs related to a future indefinite closure of the South Fort Meade mine. Moreover, under such circumstances, our ability to successfully develop and implement plans to fully mitigate the effects of the Preliminary Injunction in the longer-term remains uncertain. Our production of concentrated phosphates from the South Fort Meade mine’s phosphate rock production is estimated to be almost 3.2 million tonnes per year. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees, and result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer term, conceivably adversely affect our liquidity and capital resources. However, assuming continued mining at the South

Fort Meade mine and other mitigation plans, we do not expect our finished phosphate production to be negatively impacted during the remainder of calendar 2011, although phosphate rock costs may be higher as a result of the Preliminary Injunction.

In addition to adverse effects on us, our employees, and the state and local economies, we believe the possibility of an extended loss of production from the South Fort Meade mine has been one of several factors causing supply uncertainty in global fertilizer markets. An extended loss of production from the mine would also ultimately cause a dramatic reduction in annual U.S. phosphate rock production.

We believe that the plaintiffs’ claims in this case are without merit and intend to vigorously defend the Corps issuance of the Hardee County Extension Permit. However, if the plaintiffs were to prevail in this case, obtaining new or modified permits could significantly delay the mining of the Hardee County Extension and could result in more onerous mining conditions.

Central Florida Phosphate District Area-Wide Impact Statement. We recently received official confirmation from the Corps that it plans to conduct an area-wide environmental impact statement for the central Florida phosphate district. Although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our other future permitting efforts.

Local Community Participation. In addition, in Florida, local community participation has become an increasingly important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. These actions can significantly delay permit issuance.

Water Quality Regulations for Nutrient Discharges in Florida. On December 6, 2010, the U.S. Environmental Protection Agency (“EPA”) adopted numeric water quality standards (the “NNC Rule”) for the discharge of nitrogen and/or phosphorus into Florida lakes and streams. The NNC Rule sets criteria for such discharges that would require drastic reductions in the levels of nutrients allowed in Florida lakes and streams, and would require us and others to significantly limit discharges of these nutrients in Florida by March 2012.

Accordingly, we and others have brought lawsuits in the United States District Court for the Northern District of Florida, challenging the NNC Rule on the bases, among others, that the criteria set by EPA do not comport with the requirements of the Federal Water Pollution Control Act or the Administrative Procedure Act, and seeking a declaration that the NNC Rule is arbitrary, capricious, an abuse of discretion and not in accordance with law, vacating the NNC Rule, and remanding it for further rulemaking proceedings consistent with applicable law.

The NNC Rule includes regulatory relief mechanisms, as well as a provision for site-specific alternative criteria which, if approved by the EPA, allow for deviations from the water quality standard that is otherwise applicable under the NNC Rule. We intend to explore the use of site-specific alternative criteria; however, we cannot predict whether we will be able to identify and obtain EPA approval of site-specific alternative criteria or whether any such approved criteria would significantly mitigate the adverse effects on us of the NNC Rule. Absent success in our lawsuit challenging the NNC Rule or in identifying and obtaining EPA approval of site-specific alternative criteria that would significantly mitigate the NNC Rule’s adverse effects, we expect that compliance with the requirements of the NNC Rule would adversely affect our Florida Phosphate operations, require significant capital expenditures and substantially increase our annual operating expenses.

Additional Information

For additional information about phosphate mine permitting in Florida and the environmental proceedings in which we are involved, see Note 11 of our Condensed Consolidated Financial Statements and Items 1 and 1A of Part II of this report, which information is incorporated herein by reference.

Cautionary Statement Regarding Forward Looking Information

All statements, other than statements of historical fact, appearing in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, including statements about the proposed Cargill Transaction, the terms and effects of the proposed Cargill Transaction, the nature and impact of the proposed Cargill Transaction and benefits of the proposed Cargill Transaction, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “project” or “should.”

These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause reported results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•

business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate, including price and demand volatility resulting from periodic imbalances of supply and demand;

•	changes in farmers’ application rates for crop nutrients;

•	changes in the operation of world phosphate or potash markets, including continuing consolidation in the crop nutrient industry, particularly if we do not participate in the consolidation;

•	pressure on prices realized by us for our products;

•	the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate;

•	build-up of inventories in the distribution channels for our products that can adversely affect our sales volumes and selling prices;

•

seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, and may result in excess inventory or product shortages;

•	changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;

•	rapid drops in the prices for our products and the raw materials we use to produce them that can require us to write down our inventories to the lower of cost or market;

•	the effects on our customers of holding high cost inventories of crop nutrients in periods of rapidly declining market prices for crop nutrients;

•

the lag in realizing the benefit of falling market prices for the raw materials we use to produce our products that can occur while we consume raw materials that we purchased or committed to purchase in the past at higher prices;

•	customer expectations about future trends in the selling prices and availability of our products and in farmer economics;

•	disruptions to existing transportation or terminaling facilities;

•	shortages of railcars, barges and ships for carrying our products and raw materials;

•	the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;

•	foreign exchange rates and fluctuations in those rates;

•	tax regulations, currency exchange controls and other restrictions that may affect our ability to optimize the use of our liquidity;

•	other risks associated with our international operations;

•	adverse weather conditions affecting our operations, including the impact of potential hurricanes or excess rainfall;

•

further developments in the lawsuit involving the federal wetlands permit for the Hardee County Extension or another lawsuit relating to permits we need for our operations, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, and any actions the Company may identify and implement in an effort to mitigate the effects of the lawsuit;

•

other difficulties or delays in receiving, increased costs of obtaining or satisfying conditions of, or revocation or withdrawal of, required governmental and regulatory approvals including permitting activities;

•

changes in the governmental regulation that applies to our operations, including the possibility of further federal or state legislation or regulatory action affecting greenhouse gas emissions and the potential costs and effects of implementation of the U.S Environmental Protection Agency’s numeric water quality standards for the discharge of nitrogen and/or phosphorus into Florida lakes and streams;

•	the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;

•	the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

•	any significant reduction in customers’ liquidity or access to credit that they need to purchase our products;

•	rates of return on, and the investment risks associated with, our cash balances;

•	the effectiveness of our risk management strategy;

•	the effectiveness of the processes we put in place to manage our significant strategic priorities, including the expansion of our Potash business;

•	actual costs of asset retirement, environmental remediation, reclamation and other environmental obligations differing from management’s current estimates;

•	the costs and effects of legal proceedings and regulatory matters affecting us including environmental and administrative proceedings;

•	the success of our efforts to attract and retain highly qualified and motivated employees;

•	strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;

•

accidents involving our operations, including brine inflows at our Esterhazy, Saskatchewan potash mine as well as potential inflows at our other shaft mines, and potential fires, explosions, seismic events or releases of hazardous or volatile chemicals;

•	terrorism or other malicious intentional acts;

•	other disruptions of operations at any of our key production and distribution facilities, particularly when they are operating at high operating rates;

•	changes in antitrust and competition laws or their enforcement;

•	actions by the holders of controlling equity interests in businesses in which we hold a noncontrolling interest;

•

the possibility that the expected timeline for the proposed Cargill Transaction may be delayed or that it may not occur, or that there may be difficulties with realizing the benefits of the proposed Cargill Transaction;

•

other risks and uncertainties associated with Cargill’s majority ownership and representation on Mosaic’s Board of Directors and its ability to control Mosaic’s actions, and the possibility that it could either increase or decrease its ownership in Mosaic; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our 10-K Report and Item 1A of Part II of this report.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of fluctuations in the relative value of currencies, fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, and changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity prices and freight prices, but not for speculative purposes. See Note 15 to the Consolidated Financial Statements in our 10-K Report and Note 12 to the Condensed Consolidated Financial Statements in this report.

Foreign Currency Exchange Contracts

As of February 28, 2011 and May 31, 2010, the aggregate fair values of our Canadian, Brazilian, and Indian foreign currency exchange contracts were $23.5 million and ($1.7) million, respectively. The table below provides information about our significant foreign exchange derivatives.

	As of February 28, 2011			As of May 31, 2010
	Expected Maturity Date		Fair Value	Expected Maturity Date	Fair Value
(in millions US$)	FY 2011	FY 2012		FY 2011
Foreign Currency Exchange Forwards
Canadian Dollar
Notional—short USD	$163.1	$267.2	$23.9	$237.1	$(1.7)
Weighted Average Rate—Canadian dollar to U.S. dollar	1.0437	1.0217		1.0376
Foreign Currency Exchange Collars
Canadian Dollar
Notional USD	$40.9	$41.1	$1.3
Weighted Average Participation Rate—Canadian dollar to U.S. dollar	1.0308	1.0331
Weighted Average Protection Rate—Canadian dollar to U.S. dollar	0.9775	0.9737
Brazilian Real
Notional USD		$10.5	$0.1
Weighted Average Participation Rate—Brazilian real to U.S. dollar		1.9066
Weighted Average Protection Rate—Brazilian real to U.S. dollar		1.6543
Foreign Currency Exchange Non-Deliverable Forwards
Brazilian Real
Notional—long USD	$179.6		$(0.5)
Weighted Average Rate—Brazilian real to U.S. dollar	1.6776
Notional—short USD	$30.8	$16.9
Weighted Average Rate—Brazilian real to U.S. dollar	1.6869	1.7678
Indian Rupee
Notional—long USD	$67.1	$15.0	$(1.3)
Weighted Average Rate—Indian rupee to U.S. dollar	46.3637	46.3150
Foreign Currency Exchange Futures
Brazilian Real
Notional—long USD	$24.0		$—
Weighted Average Rate—Brazilian real to U.S. dollar	1.6791
Notional—short USD	$16.5
Weighted Average Rate—Brazilian real to U.S. dollar	1.6663

Total Fair Value			$23.5		$(1.7)

Further information regarding foreign currency exchange rates and derivatives is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report and Note 12 to the Condensed Consolidated Financial Statements in this report.

Commodities

As of February 28, 2011 and May 31, 2010, the fair value of our natural gas commodities contracts were ($11.7) million and ($12.3) million, respectively.

The table below provides information about our natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of February 28, 2011					As of May 31, 2010
	Expected Maturity Date			FY 2014	Fair Value	Expected Maturity Date			Fair Value
(in millions)	FY 2011	FY 2012	FY 2013			FY 2011	FY 2012	FY 2013
Natural Gas Swaps
Notional (million MMBtu)—long	2.4	6.2	2.7	0.8	$(11.7)	8.4	3.5	0.8	$(1.9)
Weighted Average Rate (US$/MMBtu)	$4.76	$4.93	$4.95	$4.75		$4.50	$5.13	$5.18
Natural Gas 3-Way Collars
Notional (million MMBtu)						4.0			$(10.4)
Weighted Average Call Purchased Rate (US$/MMBtu)						$7.39
Weighted Average Call Sold Rate (US$/MMBtu)						$9.86
Weighted Average Put Sold Rate (US$/MMBtu)						$6.52

Total Fair Value					$(11.7)				$(12.3)

Further information regarding commodities and derivatives is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 10-K Report and Note 12 to the Condensed Consolidated Financial Statements in this report.

ITEM 4.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and our principal financial officer, to allow timely decisions regarding required disclosures. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report on Form 10-Q. Our principal executive officer and our principal financial officer have concluded, based on such evaluations, that our disclosure controls and procedures were effective for the purpose for which they were designed as of the end of such period.

(b)	Changes in Internal Control Over Financial Reporting

Our management, with the participation of our principal executive officer and our principal financial officer, have evaluated any change in our internal control over financial reporting that occurred during the three months ended February 28, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our management, with the participation of our principal executive officer and principal financial officer, did not identify any such change during the three months ended February 28, 2011.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We have included information about legal and environmental proceedings in Note 11 to our Condensed Consolidated Financial Statements. This information is incorporated herein by reference.

We are also subject to the following legal and environmental proceedings in addition to those described in Note 11 of our Condensed Consolidated Financial Statements:

•

EPA Clean Air Act Initiative. In August 2008, we attended a meeting with the U.S Environmental Protection Agency (“EPA”) and U.S. Department of Justice (“DOJ”) at which we reiterated our responses to an August 2006 request from EPA under Section 114 of the Federal Clean Air Act (the “CAA”) for information and copies of records relating to compliance with National Emission Standards for Hazardous Air Pollutants for hydrogen fluoride at our Riverview, New Wales, Bartow, South Pierce and Green Bay facilities in Florida. Based on discussions with the EPA and DOJ, we believe these matters will be settled for an immaterial amount.

•

Water Quality Regulations for Nutrient Discharges in Florida. On December 7, 2010, we filed a lawsuit in the U.S. District Court for the Northern District of Florida, Pensacola Division, against the EPA challenging a rule adopted by the EPA that sets numeric water quality standards (the “NNC Rule”) for the discharge of nitrogen and/or phosphorus into Florida lakes and streams. Our lawsuit was subsequently transferred to the U.S. District Court for the Northern District of Florida, Tallahassee Division, for consolidation with a number of lawsuits brought by other parties challenging the NNC Rule. The NNC Rule sets criteria for such discharges that would require drastic reductions in the levels of nutrients allowed in Florida lakes and streams, and would require us and others to significantly limit discharges of these nutrients in Florida by March 2012. Our lawsuit asserts, among other matters, that the criteria set by EPA do not comport with the requirements of the Federal Water Pollution Control Act or the Administrative Procedure Act, and seeks a declaration that the NNC Rule is arbitrary, capricious, an abuse of discretion and not in accordance with law, and vacating the NNC Rule and remanding it for further rulemaking proceedings consistent with the Federal Water Pollution Control Act and its implementing regulations.

The NNC Rule includes regulatory relief mechanisms, as well as a provision for site-specific alternative criteria which, if approved by the EPA, allow for deviations from the water quality standard that is otherwise applicable under the NNC Rule. We intend to explore the use of site-specific alternative criteria; however, we cannot predict whether we will be able to identify and obtain EPA approval of site-specific alternative criteria or whether any such approved criteria would significantly mitigate the adverse effects on us of the NNC Rule. Absent success in our lawsuit challenging the NNC Rule or in identifying and obtaining EPA approval of site-specific alternative criteria that would significantly mitigate the NNC Rule’s adverse effects, we expect that compliance with the requirements of the NNC Rule would adversely affect our Florida Phosphate operations, require significant capital expenditures and substantially increase our annual operating expenses.

The following table shows, for each of our U.S. mines that is subject to the Federal Mine Safety and Health Act of 1977 (“MSHA”), the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Section references are to sections of MSHA.

	Potash Mine	Florida Phosphate Rock Mines
Three Months Ended February 28, 2011	Carlsbad, New Mexico	Four Corners	Hookers Prairie	Hopewell	South Fort Meade	Wingate
Citations for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under Section 104	30	41	8	0	9	5
Orders issued under Section 104(b)	—	—	—	—	—	—
Citations and orders under Section 104(d)	—	—	—	—	—	—
Violations under Section 110(b)(2)	—	—	—	—	—	—
Orders under Section 107(a)	—	1	—	—	—	—
Proposed assessments under MSHA (whole dollars)	$34,423	—	—	—	$1,341	—
Mining-related fatalities	—	—	—	—	—	—
Notice under Section 104(e)	—	—	—	—	—	—
Notice of the potential for a pattern of violations under Section 104(e)	—	—	—	—	—	—
Pending legal actions before the Federal Mine Safety and Health Review Commission	—	—	—	—	—	—

ITEM 1A.	RISK FACTORS

Important risk factors that apply to us are outlined in Item 1A in our Annual Report on Form 10-K for the fiscal year ended May 31, 2010 (the “10-K Report”).

As a result of developments in certain litigation brought by several environmental groups contesting a federal wetlands permit for the extension of our South Fort Meade, Florida, phosphate rock mine in central Florida from Polk County into Hardee County, we believe that the risk factor in Item 1A of the 10-K Report that describes risks related to our dependence on having required permits and approvals from governmental authorities should be revised to read as follows:

Our operations are dependent on having the required permits and approvals from governmental authorities. Denial or delay by a government agency in issuing any of our permits and approvals or imposition of restrictive conditions on us with respect to these permits and approvals may impair our business and operations.

We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a government agency to revoke or substantially modify an existing permit or approval could have a material adverse effect on our ability to continue operations at the affected facility.

Expansion of our operations also is predicated upon securing the necessary environmental or other permits or approvals. Over the next several years, we and our subsidiaries will be continuing our efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties.

A denial of, or delay in issuing, these permits, the issuance of permits with cost-prohibitive conditions, legal actions that prevent us from relying on permits or revocation of permits, could prevent us from mining at these properties and thereby have a material adverse effect on our business, financial condition or results of operations.

For example:

•

In Florida, local community participation has become an important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. In fiscal 2009, in connection with our efforts to permit an extension of our Four Corners, Florida, phosphate rock mine, environmental groups for the first time filed a lawsuit in federal court against the U.S. Army Corps of Engineers with respect to its issuance of a federal wetlands permit. The federal wetlands permit issued by the Corps remains in effect and mining of the extension of our Four Corners mine has commenced and is continuing, although this lawsuit remains pending before the United States District Court for the Middle District of Florida, Jacksonville Division.

•

Delays in receiving a federal wetlands permit impacted the scheduled progression of mining activities for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County. As a result, we began to idle a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the extension property in reliance on the federal wetlands permit.

On June 30, 2010, certain environmental groups filed another lawsuit in the United States District Court for the Middle District of Florida, Jacksonville Division, contesting the issuance of the federal wetlands permit for the extension of our South Fort Meade mine into Hardee County, alleging that the issuance of the permit violates several federal laws relating to the protection of the environment. On July 30, 2010, the court entered a preliminary injunction preventing mining activities in jurisdictional waters of the U.S. in reliance on the permit until the Corps has completed an additional analysis of available alternatives under the Clean Water Act in accordance with the court’s order and a permit is reissued by the Corps, or the case is decided on its merits in our favor.

We had shut down the South Fort Meade mine because we could not extend the mine into Hardee County in reliance on the federal wetlands permit. On October 27, 2010, we reached a partial settlement with the plaintiffs that allowed us to proceed with mining on approximately 200 acres out of the 10,583 acre extension of the mine into Hardee County. Following court approval of the partial settlement, we commenced mining within the 200-acre area. We currently expect to complete mining in the 200-acre area in June 2011.

The shutdown resulted in costs to suspend operations and idle plant costs. Lower phosphate rock mining production levels also adversely affected gross margin.

Oral argument on our appeal of the preliminary injunction has been set for April 4, 2011. If the preliminary injunction remains in effect by the time we complete the mining of the approximately 200 acres covered by the partial settlement and we are unable to implement satisfactory alternatives for continued mining at the South Fort Meade mine, we could incur additional costs related to a future indefinite closure of the South Fort Meade mine. Moreover, under such circumstances, our ability to successfully develop and implement plans to fully mitigate the effects of the preliminary injunction in the longer-term remains uncertain. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees or result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer-term, conceivably adversely affect our liquidity and capital resources. Alternatives for continued mining may include mining upland areas only. Even if we are successful in implementing alternatives that allow us to continue mining at the South Fort Meade mine, our phosphate rock costs may be higher as a result of the preliminary injunction.

•

We recently received official confirmation from the Corps that it plans to conduct an area-wide environmental impact statement for the central Florida phosphate district. The Corps has established a planned 18-month time frame for completion of the document. We cannot predict the scope or actual timeline for this process, or what its outcome will be; however, although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our future permitting efforts.

We have included additional discussion about permitting for our phosphate mines in Florida, including the lawsuit contesting the issuance of the federal wetlands permit for the extension of our South Fort Meade mine into Hardee County and its potential effects on us, under “Environmental, Health and Safety Matters—Permitting” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 11 of our Condensed Consolidated Financial Statements.

In addition, as a result of adoption by the U.S. Environmental Protection Agency (“EPA”) of a new rule imposing numeric criteria for the discharge of nitrogen and/or phosphorous into Florida lakes and streams, we believe that the risk factor in Item 1A of the 10-K Report that describes the possibility that permitting, financial assurance and other environmental, health and safety laws and regulations could become more stringent over time should be revised to read as follows:

The permitting, financial assurance and other environmental, health and safety laws and regulations to which we are subject may become more stringent over time. This could increase the effects on us of these laws and regulations, and the increased effects could be material.

Continued government and public emphasis on environmental, health and safety issues in the U.S., Canada, China, Brazil and other countries where we operate can be expected to result in requirements that apply to us and our operations that are more stringent than those that are described above and elsewhere in this report. These more stringent requirements may include among other matters increased levels of future investments and expenditures for environmental controls at ongoing operations which will be charged against income from future operations, increased levels of the financial assurance requirements to which we are subject, increased efforts or costs to obtain permits or denial of permits, and other matters that could increase our expenses, capital requirements or liabilities or adversely affect our business, liquidity or financial condition. In addition, to the extent restrictions imposed in countries where our competitors operate, such as China, India, Former Soviet Union countries or Morocco, are less stringent than in the countries where we operate, our competitors could gain cost or other competitive advantages over us. These effects could be material.

Among other matters, on December 6, 2010, the EPA adopted numeric water quality standards for the discharge of nitrogen and/or phosphorus into Florida lakes and streams. The rule sets criteria for such discharges that would require drastic reductions in the levels of nutrients allowed in Florida lakes and streams, and would require us and others to significantly limit discharges of these nutrients in Florida by March, 2012. We and others have brought lawsuits challenging the rule. We are also exploring regulatory relief mechanisms provided under the rule. If our lawsuit and our efforts to identify and obtain approval of effective regulatory relief mechanisms are unsuccessful, we expect that compliance with the requirements of the rule would adversely affect our Florida Phosphate operations, require significant capital expenditures and substantially increase our annual operating expenses.

In addition, we believe that the risk factors in Item 1A of the 10-K Report should be expanded to include the following matters related to the proposed Cargill Transaction:

Tax rules governing the Split-off could result in limitations on our ability to execute certain actions for a period of time following the Split-off and, notwithstanding the IRS ruling and tax opinion issued to Cargill in connection with the Cargill Transaction, we could owe significant tax-related indemnification liabilities to Cargill.

The IRS has issued a ruling to the effect that the Split-off that is part of the Cargill Transaction will be tax-free to Cargill and its stockholders, and it is a condition to the completion of the Cargill Transaction that Cargill receive a tax opinion relating to certain tax consequences of the Cargill Transaction. Notwithstanding the IRS ruling and tax opinion, however, the Split-off and Debt Exchanges could be taxable to Cargill and its stockholders under certain circumstances. For example, the Split-off and Debt Exchanges would be taxable to Cargill (but not its stockholders) under Section 355(e) of the Code (“Section 355(e)”) if one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest (by vote or value) in us as part of a plan or series of related transactions that includes the Split-off. Therefore, we and Cargill have agreed to tax-related restrictions and indemnities set forth in the agreements related to the Cargill Transaction, under which we may be restricted or deterred, following completion of the Split-off, from taking certain actions for a period of two years following the completion of the Split-off, including (i) redeeming or purchasing our stock in excess of agreed-upon amounts; (ii) issuing any equity securities in excess of agreed upon amounts; (iii) approving or recommending a third party’s acquisition of us; (iv) permitting any merger or other combination of Mosaic or GNS; and (v) entering into an agreement for the purchase of any interest in Mosaic or GNS, subject to certain exceptions. We have agreed to indemnify Cargill for taxes and tax-related losses imposed on Cargill as a result of the Split-off and/or Debt Exchanges failing to qualify as tax-free, if the taxes and related losses are attributable to, arise out of or result from certain prohibited acts or to any breach of, or inaccuracy in, any representation, warranty or covenant made by us in support of the tax-free nature of the Split-off and Debt Exchanges. The taxes and tax-related losses of Cargill would be significant if these transactions fail to qualify as tax-free, and so this indemnity would result in significant liabilities from us to Cargill that could have a material adverse effect on us. For a further discussion of the restrictions and indemnities set forth in the agreements related to the Cargill Transaction, please see note 2 to our Condensed Consolidated Financial Statements.

The Merger will decrease the voting power of our current public stockholders with respect to the election of directors.

Our public stockholders currently own shares of our Common Stock that represent approximately 36% of the voting power for all matters. For the Split-off and Debt Exchanges to be tax-free to Cargill and its stockholders, current U.S. federal income tax law generally requires, among other things, that Cargill exchange with its stockholders stock representing at least 80% of the voting power in the election of our board of directors. Accordingly, a “high vote” Class B Common Stock will be established in connection with the Merger to permit Cargill to effect the Split-off and Debt Exchanges in a manner that is tax-free to Cargill and its stockholders. Following the Merger, our current public stockholders will hold shares of Common Stock which will have one vote per share, while the shares of Class B Common Stock will have ten votes per share with respect to the election of directors. As a result, our current public stockholders will own shares of Common Stock representing approximately 11% of the voting power for the election of directors (but will continue to hold approximately 36% of the voting power for all other matters).

Limitations on equity issuances, acquisitions, buybacks and other actions.

The agreements relating to the Cargill Transaction restrict our ability to take certain actions, including making certain equity issuances and material acquisitions, undertaking share buybacks and disposing of material businesses or assets. These restrictions and limitations in some cases apply to the period of time before the closing of the Split-off and in some cases apply for a period of two years following completion of the Split-off. These restrictions and limitations may prevent us from pursuing business opportunities that may arise prior to expiration of such restrictions and limitations. Please see note 2 to our Condensed Consolidated Financial Statements for a summary of these restrictions and limitations.

Cargill has a unilateral right to terminate the agreements relating to the Cargill Transaction at any time prior to the completion of the Merger.

Under the terms of the agreements relating to the Cargill Transaction, Cargill has the right to terminate such agreements (subject to the payment of a $200 million termination fee in certain circumstances) at any time prior to the completion of the Merger if Cargill’s board of directors concludes, in its sole discretion, that the transactions are not in the best interests of Cargill and that then-present market conditions are not consistent with achieving Cargill’s business objectives. In addition, if Cargill does not determine to close the transaction during a specified closing period, we may terminate the agreements relating to the Cargill Transaction. Therefore, there can be no guarantee that the Cargill Transaction will occur.

If the Cargill Transaction is not completed, we may be adversely affected without realizing any of the benefits of having completed them. For example:

•

matters relating to the Cargill Transaction may require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us; and

•

Cargill will retain its majority ownership interest and continue to have the ability to effectively control our strategic direction and significant corporate transactions, and its interests in these matters may conflict with the interests of our other stockholders.

Stock sales following the Split-off may affect the stock price of our common stock.

During the first fifteen months following the completion of the Merger and the Split-off, we expect to conduct a series of underwritten secondary public formation offerings which could result in downward pressure on the market price of our common stock.

In addition, prior to the 24-month anniversary of the Split-off, we may be required by the MAC Trusts to file a shelf registration statement for secondary sales of shares in the event the MAC Trusts are not given the opportunity to sell 49.5 million shares of stock received by the MAC Trusts in the Split-off in the formation offerings discussed above. Furthermore, the agreements relating to the Cargill Transaction provide for the possibility of another series of underwritten secondary public offerings, which would begin no earlier than 12 months following the last of the formation offerings described above (or certain other primary or secondary offerings), with respect to our shares received by Exchanging Cargill Stockholders (including shares received but not sold by the MAC Trusts in the initial two-year period following the Split-off). This second series of underwritten secondary public offerings is expected to be completed, at the latest, on the 54-month anniversary of the Split-off. These sales could also result in downward pressure on the stock price of our common stock.

The Class B Common Stock may remain as a separate class for an indefinite period of time.

We presently expect that, following completion of the Split-off and in connection with the consideration of resolutions to be submitted to our stockholders at our first regularly scheduled annual stockholders’ meeting following the Split-off or at a special stockholders’ meeting following the Split-off, our board of directors will consider a proposal to convert the Class B Common Stock to either Class A Common Stock or Common Stock (or a combination thereof) on a share-for-share basis, subject to the receipt of stockholder approval. There is, however, no binding commitment by our board of directors to, and there can be no assurance that our board of directors will, consider the issue or resolve to submit such a proposal to our stockholders at that meeting or any subsequent meeting of stockholders. Moreover, there can be no assurance that, if presented, our stockholders would approve the conversion proposal. If such a conversion proposal is approved by our board of directors and presented to our stockholders, a vote by a majority of all three classes of our stock outstanding, represented in person or by proxy at a stockholder meeting, voting together as a single class (with each share having one vote) will be required for such proposal to be approved.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Pursuant to our employee stock plans relating to the grant of employee stock options, stock appreciation rights and restricted stock awards, we have granted and may in the future grant employee stock options to purchase shares of our common stock for which the purchase price may be paid by means of delivery to us by the optionee of shares of our common stock that are already owned by the optionee (at a value equal to market value on the date of the option exercise). During the periods covered by this report, no options to purchase shares of our common stock were exercised for which the purchase price was so paid.

ITEM 6.	EXHIBITS

Reference is made to the Exhibit Index on page E-1 hereof.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE MOSAIC COMPANY

by:	/S/ ANTHONY T. BRAUSEN
Anthony T. Brausen
Vice President – Finance and Chief
Accounting Officer (on behalf of the registrant and as principal accounting officer)

March 31, 2011

100,000,000 Shares

Common Stock

PROSPECTUS

            , 2011

Credit Suisse	J.P. Morgan	UBS Investment Bank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by the Registrant in connection with the offer and sale of the securities being registered. All amounts are estimates except the registration fee.

SEC registration fee	$925,926.53
FINRA filing fee	75,000
NYSE listing fee	15,000
Blue Sky fees and expenses	—
Transfer agent’s fee	4,500
Printing and engraving expenses	146,000
Legal fees and expenses	270,000
Accounting fees and expenses	500,000
Liability insurance for directors and officers	—
Miscellaneous	800,000
Total	$2,736,426.53

Item 14.	Indemnification of Directors and Officers.

Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. The indemnification provisions of the DGCL require indemnification of a director or officer who has been successful on the merits in defense of any action, suit or proceeding that he was a party to by virtue of the fact that he is or was a director or officer of the corporation.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against the person, and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The post-Merger restated certificate of incorporation of GNS will provide that GNS shall indemnify, to the fullest extent permitted by the DGCL, each person who is or was a director or officer of GNS, and each person who serves or served at the request of GNS as director or officer of another enterprise. The post-Merger bylaws of GNS will generally provide that GNS shall indemnify and hold harmless, to the fullest extent permitted by the

DGCL, each person who is or was made a party, threatened to be made a party, or otherwise involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of GNS, or is or was serving at the request of GNS as a director, officer, employee, partner, or agent of another corporation, partnership, joint venture, or other enterprise, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. In addition, Mosaic’s current certificate of incorporation and bylaws (which contain substantially similar indemnification provisions as described in this paragraph) provide for indemnification of the current directors and officers of GNS since such directors and officers serve in such capacities at the request of Mosaic.

GNS will assume Mosaic’s obligations under Mosaic’s indemnification agreements with each of its directors and executive officers (the “Indemnitees”) (who will become the directors and executive officers of GNS at the effective time of the Merger). Such indemnification agreements currently provide, among other things, that, subject to the limitations of such agreements, to the fullest extent permitted by Delaware law, the Company shall indemnify an Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Indemnitee is or was or has agreed to serve at the request of the Company as a director, officer, employee or agent of the Company, or while serving as a director or officer of the Company, is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been-taken or omitted in such capacity. Where indemnification in accordance with the indemnification agreements is unavailable to an Indemnitee, the indemnification agreements also provide for Mosaic to contribute to the payment of the Indemnitees’ losses to the fullest extent permitted by law. The indemnification agreements also provide for, among other things, advancement of expenses.

Following the closing of the Merger, GNS expects to maintain directors’ and officers’ liability insurance which will cover certain liabilities and expenses of GNS’s directors and officers and will cover GNS for reimbursement of payments to its directors and officers in respect of such liabilities and expenses.

Section 102(b)(7) of the DGCL enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no provision can eliminate or limit a director’s liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption; or

•	for any transaction from which the director derived an improper personal benefit.

The post-Merger restated certificate of incorporation of GNS will provide that the directors of GNS shall not be personally liable to GNS or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to GNS or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

The foregoing summaries are necessarily subject to the complete text of the DGCL, the registrant’s certificate of incorporation and bylaws, as amended to date, and the arrangements referred to above and are qualified in their entirety by reference thereto.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. See Annex C to the prospectus, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on May 12, 2011.

GNS II (U.S.) Corp.

By:	/S/ RICHARD L. MACK
	Name:	Richard L. Mack
	Title:	Executive Vice President, General Counsel and Corporate Secretary

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated below, on May 12, 2011.

Signature	Capacity

* James T. Prokopanko	President, Chief Executive Officer and Director (Principal Executive Officer)

* Lawrence W. Stranghoener	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)

* Richard L. Mack	Executive Vice President, General Counsel, Corporate Secretary and Director

* Anthony T. Brausen	Vice President—Finance (Principal Accounting Officer)

* By:	/S/ RICHARD L. MACK
	Name:	Richard L. Mack
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description	Incorporated Herein by Reference	Filed with Electronic Submission

1.1	Form of Underwriting Agreement		X

2.1	Agreement and Plan of Merger and Contribution, dated as of January 26, 2004, by and among IMC Global Inc. (now known as Mosaic Global Holdings Inc.), Global Nutrition Solutions, Inc. (now known as The Mosaic Company (“Mosaic”)), GNS Acquisition Corp., Cargill, Incorporated (“Cargill”) and Cargill Fertilizer, Inc., as amended by Amendment No. 1 to Agreement and Plan of Merger and Contribution, dated as of June 15, 2004 and as further amended by Amendment No. 2 to Agreement and Plan of Merger and Contribution, dated as of October 18, 2004*	Exhibit 2.1 to the Current Report on Form 8-K of Mosaic for October 22, 2004**

2.2	Letter Agreement dated April 11, 2005 to Agreement and Plan of Merger and Contribution, dated as of January 26, 2004, by and among IMC Global Inc., Global Nutrition Solutions, Inc., Cargill and Cargill Fertilizer, Inc., as amended by Amendment No. 1 to Agreement and Plan of Merger and Contribution, dated as of June 15, 2004 and as further amended by Amendment No. 2 to Agreement and Plan of Merger and Contribution, dated as of October 18, 2004	Exhibit 2 to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period ended February 28, 2005**

2.3	Form of Share Purchase Agreement and Other Covenants dated February 10, 2010 between Vale S.A. (“Vale”), Mineração Naque S.A. (“Nacque”), Vale International S.A. (“International”), The Mosaic Company (“Mosaic) and Mosaic Fertilizantes do Brasil S.A. (“Mosaic Brazil”)*	Exhibit 2.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2010**

2.4	Form of Option Agreement dated February 10, 2010 between Vale, Nacque, Mosaic and Mosaic Brazil*	Exhibit 2.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2010**

Exhibit No.	Description	Incorporated Herein by Reference	Filed with Electronic Submission

2.5	Form of Holdings Option Agreement dated February 10, 2010 between Vale, International, Nacque and Mosaic*	Exhibit 2.c. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2010**

2.6	Form of Standstill Commitment dated February 10, 2010 between Vale and Mosaic	Exhibit 2.d. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2010**

2.7	Form of amendment dated as of March 12, 2010 to Share Purchase Agreement and Other Covenants dated February 10, 2010 between Vale, Nacque, International, Mosaic and Mosaic Brazil	Exhibit 2.e. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2010**

2.8	Form of amendment dated as of March 12, 2010 to Option Agreement dated February 10, 2010 between Vale, Nacque, Mosaic and Mosaic Brazil	Exhibit 2.f. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2010**

2.9	Merger and Distribution Agreement, dated January 18, 2011, by and among The Mosaic Company, Cargill, Incorporated, GNS II (U.S.) Corp., GNS Merger Sub, LLC, and, for the limited purposes set forth therein, the Margaret A. Cargill Foundation, the Acorn Trust, the Lilac Trust and the Anne Ray Charitable Trust.	Annex A to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 filed by GNS II (U.S.) Corp. pursuant to Rule 424(b)(3) of the Securities Act on April 11, 2011

3.1	Form of Restated Certificate of Incorporation of GNS II (U.S.) Corp. (to be renamed “The Mosaic Company”)	Annex B to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 filed by GNS II (U.S.) Corp. pursuant to Rule 424(b)(3) of the Securities Act on April 11, 2011

3.2	Form of amended and restated Bylaws of GNS II (U.S.) Corp. (to be renamed “The Mosaic Company”), as amended and restated	Annex C to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 filed by GNS II (U.S.) Corp. pursuant to Rule 424(b)(3) of the Securities Act on April 11, 2011

4.1	Registrant hereby agrees to furnish to the Commission, upon request, with all instruments defining the rights of holders of each issue of long-term debt of the Registrant and its consolidated subsidiaries	—	—

Exhibit No.	Description	Incorporated Herein by Reference	Filed with Electronic Submission

5.1	Opinion of Richard L. Mack, Esq., regarding the legality of the shares being registered.		X

10.1	Registration Rights Agreement, dated as of January 26, 2004, by and between Cargill and Mosaic	Annex C to the proxy statement/prospectus forming a part of Registration Statement No. 333-114300

10.2	Form of Service Agreement dated July 11, 2005 (effective July 7, 2005) between Mosaic Fertilizer, LLC and Cargill International SA, Ocean Transportation Division	Exhibit 10.ii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2005**

10.3	Form of Barter Agreement dated May 31, 2005 (effective July 7, 2005) between Cargill Agricola S.A. and Mosaic Fertilizantes Do Brasil S.A.	Exhibit 10.ii.g. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2005**

10.4	Form of Services Agreement dated May 16, 2006 between Banco Cargill S.A. and Mosaic Fertilizantes do Brasil S.A.	Exhibit 10.ii.q. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2006**

10.5	Form of Fertilizer Supply Agreement dated October 22, 2004 between Mosaic and Cargill’s Ag Horizons business unit	Exhibit 10.ii.t. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2006**

10.6	Form of Shared Service and Access Agreement at Port Cargill, MN dated October 22, 2004, between Cargill and GNS II (U.S.) LLC (now Mosaic Crop Nutrition, LLC)	Exhibit 10.ii.jj. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2006**

10.7	Form of Shared Service and Access Agreement at Houston, TX dated October 22, 2004, between Cargill and GNS III (U.S.) LLC (now Mosaic Crop Nutrition, LLC)	Exhibit 10.ii.kk. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2006**

Exhibit No.	Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.8	Form of Master Services Agreement (“Master Services Agreement”) dated December 29, 2006, between Cargill and Mosaic	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2007**

10.9	Form of agreement for Customer Financial Solutions between Mosaic Fertilizantes do Brasil S.A. and Banco Cargill S.A.	Exhibit 10.ii.h. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2007**

10.10	Form of Supply Agreement dated September 14, 2007 between Cargill, Limited and Mosaic Canada Crop Nutrition, L.P. for the supply of fertilizer products in Canada	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2007**

10.11	Form of Offer of General Services dated September 14, 2007 between Mosaic de Argentina S.A. and Cargill S.A.C.I.	Exhibit 10.ii.g. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2007**

10.12	Form of Supply Agreement dated September 28, 2007 between Mosaic Crop Nutrition, LLC and Cargill S.A.C.I. for supply of DAP, MAP and MicroEssentials™ (S-15) in Argentina	Exhibit 10.ii.j. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2007**

10.13	Form of Barge Freight Contract dated January 23, 2008, between Cargo Carriers, a division of Cargill Marine & Terminal, Inc., and Mosaic Crop Nutrition, LLC	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 29, 2008**

10.14	Form of Fertilizer Agency Agreement dated January 23, 2008, between Mosaic Canada Crop Nutrition, LP and Cargill Limited	Exhibit 10.ii.g. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 29, 2008**

10.15	Form of Supply Agreement for Feed Grade Phosphates dated January 23, 2008, between Mosaic Crop Nutrition, LLC and Cargill PLC	Exhibit 10.ii.h. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 29, 2008**

10.16	Form of Supply Agreement dated April 25, 2008, for the purchase of approximately 2,400 metric tons of triple superphosphate by Mosaic de Argentina S.A. from Cargill S.A.C.I. in Argentina	Exhibit 10.ii.iii. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

Exhibit No.	Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.17	Form of Product Supply Agreement dated May 27, 2008, between Mosaic Fertilizantes do Brasil S.A. and Cargill Agricola S.A.	Exhibit 10.ii.jjj. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.18	Form of Offer of Single Super Phosphate dated May 27, 2008 between Mosaic de Argentina S.A. and Cargill S.A.C.I.	Exhibit 10.ii.kkk. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.19	Form of Supply Agreement dated May 29, 2008 for DAP/MAP/S-15 between Mosaic Crop Nutrition, LLC and Cargill S.A.C.I.	Exhibit 10.ii.lll. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.20	Form of Schedule of Services dated May 28, 2008 between Cargill Agricola, S.A., Mosaic Fertilizantes do Brasil, S.A., Mosaic Fertilizantes Ltda., Mosaic Fertilizantes Limited and Fospar, S.A. to the Master Services Agreement	Exhibit 10.ii.mmm. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.21	Form of Supply Agreement dated May 29, 2008, for the sale of feed grade phosphates, urea and potash in North America between Mosaic Crop Nutrition, LLC dba Mosaic Feed Ingredients and Cargill Animal Nutrition, Inc.	Exhibit 10.ii.nnn. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.22	Form of Product Supply Agreement dated May 29, 2008, between Mosaic Fertilizantes do Brasil S.A., Mosaic Fertilizantes Limited and Seara Alimentos S.A.	Exhibit 10.ii.ooo. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.23	Forms of Renewals of Supply Agreements dated May 29, 2008, for the sale of feed grade phosphates in the Philippines and Thailand between Mosaic Crop Nutrition, LLC dba Mosaic Feed Ingredients and Cargill, Incorporated.	Exhibit 10.ii.ppp. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.24	Form of Renewal of Supply Agreement dated May 31, 2008, for the sale of feed grade phosphates in Vietnam, Indonesia and Taiwan between Mosaic Crop Nutrition, LLC dba Mosaic Feed Ingredients and Cargill Animal Nutrition, Inc.	Exhibit 10.ii.qqq. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

Exhibit No.	Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.25	Form of Renewal of Supply Agreement dated May 29, 2008, for sale of feed grade phosphates in the United Kingdom between Mosaic Crop Nutrition, LLC and Cargill PLC.	Exhibit 10.ii.rrr. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.26	Form of Renewal of Supply Agreement dated May 31, 2008, for sale of monocalcium phosphates in Malaysia between Mosaic Crop Nutrition, LLC dba Mosaic Feed Ingredients and Desa Cargill Sdn. Bhd.	Exhibit 10.ii.sss. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.27	Form of Renewal of Supply Agreement dated May 31, 2008 for sale of monocalcium phosphates in Malaysia between Mosaic Crop Nutrition, LLC dba Mosaic Feed Ingredients and Cargill Feed Sdn. Bhd.	Exhibit 10.ii.ttt. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2008**

10.28	Form of Supply Agreement dated May 29, 2008, for the sale of feed grade phosphates in India between Mosaic Crop Nutrition, LLC dba Mosaic Feed Ingredients and Cargill India	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2008**

10.29	Form of Supply Agreement dated June 20, 2008 for the supply of industrial fine grade potassium chloride treated with triple superphosphate between Mosaic Canada Crop Nutrition, LP and Cargill Limited	Exhibit 10.ii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2008**

10.30	Form of Supply Agreement dated July 18, 2008, between Phosphate Chemical Export Association, Inc. (“PhosChem”) and Cargill S.A.C.I. for spot sales of fertilizer products in Argentina	Exhibit 10.ii.c. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2008**

10.31	Form of Barter Arrangement dated March 2, 2010 between Mosaic de Argentina S.A. and Cargill S.A.C.I.	Exhibit 10.ii.ee. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2010**

Exhibit No.	Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.32	Form of Agreement dated July 22, 2008 between PhosChem and Cargill Financial Services International, Inc. relating to participation by subsidiaries of Cargill, Incorporated in PhosChem’s fertilizer export sales to customers in India	Exhibit 10.ii.e. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2008**

10.33	Form of renewal dated January 1, 2009 of agreement for the sale of white muriate of potash by Mosaic Crop Nutrition, LLC to Cargill, Incorporated’s salt business unit	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2009**

10.34	Form of renewal of agreement effective for the period December 22, 2008 through December 22, 2009 for the sale of fertilizer and feed products by Mosaic de Argentina Sociedad Anonima and Mosaic Fertilizantes do Brasil S.A. to Cargill Bolivia S.A. in Bolivia	Exhibit 10.ii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2009**

10.35	Form of renewal of agreement effective for the period December 22, 2008 through December 22, 2009 for the sale of fertilizer and feed products by Mosaic de Argentina Sociedad Anonima and Mosaic Fertilizantes do Brasil S.A. to Cargill Agropecuaria S.A.C.I. in Paraguay	Exhibit 10.ii.c. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2009**

10.36	Form of offer by Mosaic de Argentina S.A. to sell monoammonium phosphate and MicroEssentials® fertilizers to Cargill S.A.C.I. through August 31, 2010	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2009**

10.36	Form of Supply Agreement dated September 30, 2009, for the sale of feed grade phosphates and potash in North America by Mosaic Crop Nutrition, LLC dba Mosaic Feed Ingredients to Cargill Animal Nutrition, Inc.	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2009**

10.37	Form of Barter Arrangement dated September 29, 2009, between Mosaic de Argentina S.A. and Cargill S.A.C.I.	Exhibit 10.ii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2009**

Exhibit No.		Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.38		Form of North America HR Shared Services Work Order dated October 1, 2009 under Master Services Agreement dated December 29, 2006 between Cargill, Incorporated and The Mosaic Company	Exhibit 10.ii.c. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2009**

10.39		Form of Supply Agreement dated September 28, 2009 for the sale of fertilizer products by Mosaic de Argentina S.A. to Cargill S.A.C.I.	Exhibit 10.ii.d. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2009**

10.40		Form of amendment dated December 9, 2009 to Master Services Agreement dated December 29, 2006 between Mosaic and Cargill, Incorporated	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2010**

10.41		Form of amendment dated January 7, 2010 to Product Supply Agreement dated January 20, 2009 for the sale of fertilizer and feed products by Mosaic de Argentina Sociedad Anonima and Mosaic Brazil to Cargill Agropecuaria S.A.C.I. in Paraguay	Exhibit 10.ii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2010**

10.42		Description of Related Party Transactions	Note 22 of the Notes to the Consolidated Financial Statements that are included in Annex C to the prospectus form part of this registration statement

10.43	***	The Mosaic Company 2004 Omnibus Stock and Incentive Plan (as amended October 8, 2009)	Appendix A to the Proxy Statement of The Mosaic Company dated August 25, 2009**

10.44	***	Form of Employee Non-Qualified Stock Option under The Mosaic Company 2004 Omnibus Stock and Incentive Plan	Exhibit 10.iii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2004**

10.45	***	Description of Executive Physical Program	Fourth Paragraph of Item 1.01 of Mosaic’s Current Report on Form 8-K for May 26, 2005**

10.46	***	Description of Mosaic Management Incentive Program	Exhibit 10.iii.d. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2010**

Exhibit No.		Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.47	***	Form of Employee Non-Qualified Stock Option under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, effective August 1, 2005	Exhibit 99.1 to the Current Report on Form 8-K of Mosaic for August 2, 2006**

10.48	***	Summary of Board of Director Compensation of Mosaic	Exhibit 10.iii.f. to the Annual Report on Form 10-K of Mosaic for the fiscal year ended May 31, 2010**

10.49	***	Supplemental Retirement Agreement, dated January 1, 2000, between Mosaic Canada ULC (formerly known as IMC Canada Ltd.) and Norman B. Beug	Exhibit 10.iii.q. to the Annual Report on Form 10-K of Mosaic for the Fiscal Year Ended May 31, 2007**

10.50	***	Form of Employee Non-Qualified Stock Option under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, approved July 6, 2006	Exhibit 99.3. to the Current Report on Form 8-K of Mosaic for August 2, 2006**

10.51	***	Form of Employee Restricted Stock Unit Award Agreement under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, approved July 6, 2006	Exhibit 99.4. to the Current Report on Form 8-K of Mosaic for August 2, 2006**

10.52	***	Form of Director Restricted Stock Unit Award Agreement under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, effective August 4, 2006	Exhibit 99.5. to the Current Report on Form 8-K of Mosaic for August 2, 2006**

10.53	***	Form of Retirement Compensation Arrangement Trust Agreement between Mosaic Canada ULC (formerly known as IMC Canada Ltd.), Mosaic Potash Esterhazy Limited Partnership (formerly known as IMC Esterhazy Canada Limited Partnership) and Royal Trust Corporation of Canada to provide benefits for certain Canadian employees	Exhibit 10.iii.s. to the Annual Report on Form 10-K of Mosaic for the Fiscal Year Ended May 31, 2008**

10.54	***	Form of Amendment to Employee Restricted Stock Unit Award Agreements granted in 2006 and 2007 to executive officers under The Mosaic Company 2004 Omnibus Stock and Incentive Plan	Exhibit 10.iii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 29, 2008**

Exhibit No.		Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.55	***	Form of Senior Management Severance and Change in Control Agreement, approved February 7, 2008	Exhibit 10.iii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 29, 2008**

10.56	***	Form of Amended and Restated Senior Management Severance and Change in Control Agreement, approved February 7, 2008	Exhibit 10.iii.c. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 29, 2008**

10.57	***	Form of Employee Non-Qualified Stock Option under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, approved July 30, 2008	Exhibit 10.iii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2008**

10.58	***	Form of Employee Restricted Stock Unit Award Agreement under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, approved July 30, 2008	Exhibit 10.iii.b to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2008**

10.59	***	Form of Indemnification Agreement between The Mosaic Company and its directors and executive officers	Exhibit 10.iii. to the Current Report on Form 8-K of The Mosaic Company for October 8, 2008**

10.60	***	Form of The Mosaic Company Nonqualified Deferred Compensation Plan, as amended and restated effective October 9, 2008	Exhibit 10.iii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2008**

10.61	***	Form of Director Restricted Stock Unit Award Agreement under The Mosaic Company 2004 Omnibus Stock and Incentive Plan, approved October 9, 2008	Exhibit 10.iii.c. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended November 30, 2008**

10.62	***	Description of Executive Financial Planning Program, as amended effective January 1, 2009	Exhibit 10.iii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2009**

10.63	***	Form of amendments to Senior Management Severance and Change in Control Agreements and Amended and Restated Senior Management Severance and Change in Control Agreements	Exhibit 10.iii.u. to the Annual Report on Form 10-K of Mosaic for the fiscal year Ended May 31, 2009**

10.64	***	Form of Retirement Agreement dated July 31, 2009 between The Mosaic Company and Steven L. Pinney	Exhibit 10.iii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2009**

Exhibit No.		Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.65		Description of certain discretionary short-term incentive payouts for the fiscal year ended May 31, 2009	The material under “Executive and Director Compensation—Compensation Discussion and Analysis—Compensation Components and Process—Annual Incentives—Discretionary Short—Term Incentive Payout for Fiscal 2009” in the Proxy Statement dated August 25, 2009 of The Mosaic Company**

10.66	***	Description of anti-dilution payments to directors and employees	Item 5.02 of the Current Report on Form 8-K of Mosaic for December 9, 2009**

10.67		Form of Offer dated June 25, 2010 from Mosaic de Argentina S.A. to Cargill S.A.C.I. for the sale of solid and liquid fertilizer in Argentina	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended August 31, 2010**

10.68		Registration Agreement, dated January 18, 2011, by and among The Mosaic Company, Cargill, Incorporated, GNS II (U.S.) Corp., the Margaret A. Cargill Foundation, the Acorn Trust, the Lilac Trust and the Anne Ray Charitable Trust.	Annex D to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 filed by GNS II (U.S.) Corp. on February 4, 2011

10.69		Form of Second Amendment dated January 14, 2011 to Product Supply Agreement dated January 20, 2009 for the sale of fertilizer and feed products by Mosaic de Argentina Sociedad Anonima and Mosaic Fertilizantes do Brazil Ltda. to Cargill Agropecuaria S.A.C.I. in Paraguay	Exhibit 10.ii.a. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2011

10.70		Form of Second Amendment dated January 14, 2011 to Product Supply Agreement dated January 20, 2009 for the sale of fertilizer and feed products by Mosaic de Argentina Sociedad Anonima and Mosaic Fertilizantes do Brasil Ltda. to Cargill Bolivia S.A. in Bolivia	Exhibit 10.ii.b. to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2011

10.71		Tax Agreement, dated January 18, 2011, by and among The Mosaic Company, GNS II (U.S.) Corp. and Cargill, Incorporated.	Annex F to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 filed by GNS II (U.S.) Corp. on February 4, 2011

Exhibit No.	Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.72	Governance Agreement, dated as of January 18, 2011, by and among The Mosaic Company, GNS II (U.S.) Corp. and each of the other parties thereto.	Annex E to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 filed by GNS II (U.S.) Corp. pursuant to Rule 424(b)(3) of the Securities Act on April 11, 2011

10.73	Registration Rights Agreement, dated as of January 18, 2011, by and among GNS II (U.S.) Corp., the Margaret A. Cargill Foundation, the Acorn Trust, the Lilac Trust and the Anne Ray Charitable Trust	Annex G to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 filed by GNS II (U.S.) Corp. pursuant to Rule 424(b)(3) of the Securities Act on April 11, 2011

10.74	Form of renewal, dated January 14, 2011, of agreement dated January 20, 2009, for the sale of fertilizer and feed products by Mosaic de Argentina Sociedad Anonima and Mosaic Fertilizantes do Brasil Ltda. to Cargill Agropecuaria S.A.C.I. in Paraguay	Exhibit 10.ii.a to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2011

10.75	Form of renewal, dated January 14, 2011, of agreement dated January 20, 2009, for the sale of fertilizer and feed products by Mosaic de Argentina Sociedad Anonima and Mosaic Fertilizantes do Brasil Ltda. to Cargill Bolivia S.A. in Bolivia	Exhibit 10.ii.b to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2011

10.76	Form of Agreement, executed February 11, 2011, between Mosaic Fertilizer, LLC and Cargill Limited for the shipment of phosphate rock from Peru to Louisiana	Exhibit 10.ii.c to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2011

10.77	Form of Agreement, executed February 16, 2011, between Mosaic Canada Crop Nutrition L.P. and Cargill Limited for the sale of phosphate and potash	Exhibit 10.ii.d to the Quarterly Report on Form 10-Q of Mosaic for the Quarterly Period Ended February 28, 2011

Exhibit No.		Description	Incorporated Herein by Reference	Filed with Electronic Submission

10.78	***	Form of Senior Management Severance and Change in Control Agreement		X

21.1		Subsidiaries of GNS II (U.S.) Corp.	Exhibit 21.1 to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 filed by GNS II (U.S.) Corp. pursuant to Rule 424(b)(3) of the Securities Act on April 11, 2011

23.1		Consent of Richard L. Mack, Esq.	Included in Exhibit 5.1

23.2		Consent of KPMG LLP, independent registered public accounting firm for The Mosaic Company		X

24.1		Powers of Attorney	Previously Included as part of the signature page of this Registration Statement

*	Mosaic agrees to furnish supplementally to the Commission a copy of any omitted schedules and exhibits to the extent required by rules of the Commission upon request.
**	SEC File No. 001-32327
***	Denotes management contract or compensatory plan.